Form 20-F
period 1997-10-31
RADICA GAMES LTD
filed 1997-12-24
CIK 919642

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934
                                       OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

 For the Fiscal Year Ended October 31, 1997.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the Transition period from   ___________________  to   ___________________
Commission File Number:  0-23696


                              RADICA GAMES LIMITED
             (Exact name of registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                       SUITE R, 6/FL. 2-12 AU PUI WAN ST.
                                FO TAN, HONG KONG
                    (Address of principal executive offices)

           Securities Registered Pursuant to Section 12(b) of the Act:
                                      None

           Securities registered pursuant to section 12(g) of the Act:
                          Common Stock, Par Value $.01

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act.
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         Title of each class                            Amount Outstanding
         -------------------                            ------------------
    Common Stock, Par Value $.01                             20,860,200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes     X      No
              ------       -------

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17           Item 18    X
                 ---------        --------

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

         Radica Games Limited ("the Company") designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

         The Company is a leading seller of handheld electronic games in the United States and several other worldwide markets. The Company began its business with Casino themed handheld and table top game products and then diversified its business to other handheld electronic game categories including sports, heritage and action games. In 1997 the Company's largest category in sales was sports themed games. The Company still maintains a significant Casino themed game business and believes it is the dominant seller of handheld and table top games in this category in the United States.

         The Company's principal products include a range of Sports themed games (including Bass Fishin'(TM), World Class Golf(TM), King Pin Bowling, and Deep Sea Fishin'(TM)), Casino themed games (including Poker, Blackjack and Slot), and a new line of Action themed games (including Night Vision Sub Assault(TM) and Night Vision Tank Assault(TM)) for children. The Company expects to produce new electronic handheld games in 1998 (see New Product Introduction). The Company's products are based on familiar games or sports that have been played for generations and are designed to be played with little or no instruction. The Company currently offers over 50 models with retail prices ranging from $5 to $50.

         In June 1995 the Company announced a joint venture with the Hasbro Games Group. Under this agreement, the Company produced a handheld electronic Yahtzee(TM) game in fiscal 1995, 3 additional handheld electronic games in 1996 and 5 additional games for the Hasbro Games Group in 1997 (a total of 9 in 1997). It expects to produce additional games for the Hasbro Games Group in 1998.

         THE INFORMATION IN THIS ANNUAL REPORT ON FORM 20-F CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM PROJECTED RESULTS AS A RESULT OF VARIOUS FACTORS. FORWARD-LOOKING STATEMENTS INCLUDE ESTIMATES OF NEW PRODUCTS TO BE INTRODUCED BY THE COMPANY IN THE FUTURE, STATEMENTS ABOUT THE COMPANY'S BUSINESS STRATEGY AND PLANS, STATEMENTS ABOUT THE ADEQUACY OF THE COMPANY'S WORKING CAPITAL AND OTHER CAPITAL RESOURCES, AND IN GENERAL STATEMENTS HEREIN THAT ARE NOT OF A HISTORICAL NATURE. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM PROJECTED RESULTS INCLUDE THE RISKS OF MANUFACTURING IN CHINA (INCLUDING THE STATUS OF HONG KONG WHICH BECAME A SPECIAL ADMINISTRATIVE REGION OF CHINA IN 1997), DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, DEPENDENCE ON MAJOR CUSTOMERS, COMPETITION AND THE OTHER RISK FACTORS WHICH ARE DESCRIBED HEREIN UNDER "ITEM 1. DESCRIPTION OF BUSINESS -- RISK FACTORS".

BACKGROUND

         The Company completed an Initial Public Offering (IPO) in May, 1994. Prior to the IPO, the principal shareholders of the Company conducted the Company's business through two separate, jointly owned companies (Radica Limited, which manufactured the Company's products, and Radica USA, which distributed and currently distributes products in the United States) and through a third company, Disc, that was solely owned by Robert E. Davids, Chief Executive Officer of the Company, which provided certain design and engineering services to Radica Limited ("Radica HK"), and now provides similar services to Radica China Ltd ("Radica China").

         Radica HK was established in Hong Kong in December 1985 by James J. Sutter and John N. Hansen and originally sold two models of souvenir slot machine banks. In 1988, Robert E. Davids joined the Company as General Manager and led the Company's development of one of the first souvenir electronic tabletop poker games. In 1989, Mr. Davids became an equal shareholder in the Company with Mr. Sutter and Mr. Hansen. In 1991, the Company introduced one of the first handheld electronic poker games.

         Radica initially had its products assembled in Hong Kong by subcontractors and sold through distributors in the United States. Between 1988 and 1990, the Company brought certain of its production activities in house. At the beginning of 1992, the Company opened a factory in Tai Ping, China, moving its production activities from Hong Kong to southern China. In April 1992, Mr. Sutter, Mr. Hansen and Mr. Davids established Radica USA to take greater control of the distribution of the Company's products in the United States. The Company made over 80% of its sales through Radica USA in fiscal 1997 (excluding Original Equipment Manufacturing ("OEM") sales).

         In December 1993, Radica Games Limited was established as a holding company of Radica HK. Prior to the closing of the IPO, Radica Games Limited acquired all of the outstanding common stock of Radica USA from Mr. Davids, Mr. Sutter and Mr. Hansen in exchange for additional shares of the Company's Common Stock and acquired all of the outstanding common stock of Disc from Mr. Davids. In May 1995 the Company opened its purpose built factory in Tai Ping, China on a
3.7 acre site under the terms of a cooperative joint venture agreement with the local government.

         In October 1997 the Company announced its intention to expand the Tai Ping factory (see Manufacturing Facilities).

BUSINESS STRATEGY

         The Company intends to provide a broad line of handheld and table top electronic and mechanical games covering a variety of game categories. In order to provide innovative, high quality games at low prices, Radica employs a strategy of product design in the United States, where a substantial majority of the Company's products are sold, combined with engineering and low cost materials procurement in Asia and low cost manufacturing in China, where the Company operates its Factory. The Company's current products and planned products are intended to reach retail price points covering the range of large volume gift products. The Company historically focused primarily on products that combine knowledge of the casino gaming industry with experience in new product introduction, electronic game design and low cost manufacturing. More recently, the Company has placed more emphasis on non-casino themed games.

         To provide differentiation between high-end and low-end markets, products are packaged under the name 'RADICA:(R)' for the low-end mass markets and under the name 'Monte Carlo' for the more exclusive high-end markets.

         Radica believes its ability to develop and introduce innovative products is enhanced by its established innovative product design and engineering in the United States, its multiple channel distribution capabilities, which allow for close customer contact, and the experience of several of its employees in the casino gaming industry. Large manufacturing volumes and low cost production activities in China have allowed the Company to keep its prices competitive. In addition, electronic parts and subassemblies can be purchased efficiently and at low cost in Asia.

         The Company has expanded and continues to expand distribution of its existing products, both inside and outside the United States. As part of this goal, Radica Canada and Radica UK were established in 1995 to distribute products in these markets. The Company intends to pursue related business opportunities that leverage off the Company's product development expertise to access new markets. Related business opportunities include OEM for other companies, of which the manufacturing for the Hasbro Games Group is an example.

PRODUCTS

         At the end of fiscal year 1997, Radica's principal products included 10 models of Sports themed games (including Bass Fishin'(TM), Lunker Bass(TM), Deep Sea Fishin'(TM), King Pin Bowling and World Class Golf); 14 models of Heritage themed games (including Solitaire, Tic Tac Toe, Checkers and Bingo); 2 models of Action games (Night Vision Tank Assault(TM) and Night Vision Sub Assault(TM)); 27 models of handheld and tabletop Casino themed games (including electronic poker, blackjack, slot games and tabletop mechanical slot machine banks), all of which have been designed to simulate the play of the commercial gaming machines found in casinos; and 9 models of OEM games (Connect Four(TM), Battleship(TM), Yahtzee(TM), Hangman(TM), Sorry(TM), Perfection(TM), Jumanji(TM), and 2 games based on Jurassic Park movie "The Lost World(TM)", the first three of which are also sold under the Company's Monte Carlo trade name). However, the foregoing models include 28 models representing discontinued lines, which, unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. The Company intends to introduce over 15 new models in 1998. The Company is focusing its efforts to a greater extent on non-casino themed games. In fiscal 1997, Sports themed games accounted for approximately 51% of net sales, Heritage themed games accounted for approximately 12% of net sales, Vision games accounted for approximately 3%, Casino themed games accounted for approximately 15% of the Company's net sales and OEM products, including those sold under the Company's Monte Carlo trade name, accounted for approximately 19% of net sales. In fiscal 1997, the Company's products had retail prices ranging from $5 to $50.

         The following table sets forth a breakdown of the Company's sales by major product category for the last four fiscal years.


                                                                 YEAR ENDED OCTOBER 31,
                          ----------------------------------------------------------------------------------------------------
                                                1994                                                1995
                          ------------------------------------------------    ------------------------------------------------
                                            % OF                                                % OF
                                            NET        UNITS       NO. OF                        NET                   NO. OF
UNITS                       NET SALES      SALES        SOLD       MODELS       NET SALES       SALES    UNITS SOLD    MODELS
-----                     -------------  ---------- ------------  --------    --------------  ---------  -----------  --------

Casino games
-- Handheld               $  58,195,409       80.7%    7,674,960        32      $ 41,929,528      79.6%    7,457,696        73

-- Tabletop                  13,889,243       19.3%    1,563,401        24         7,863,600      14.9%      704,354        26

Heritage games                        -           -            -         -         1,521,825       2.9%      116,995         3

OEM products                          -           -            -         -         1,335,355       2.6%      282,681         2
(including those sold
under Monte Carlo trade
name)

Others                            7,486        0.0%        7,901        12                 -          -            -         -
                          -------------  ---------- ------------  --------    --------------  ---------  -----------  --------

Total                        72,092,138        100%    9,246,262        68        52,650,308       100%    8,561,726       104
                          =============  ========== ============  ========    ==============  =========  ===========  ========



                                                                  YEAR ENDED OCTOBER 31,
                          ------------------------------------------------------------------------------------------------------
                                                1996                                                 1997
                          ------------------------------------------------    --------------------------------------------------
                                            % OF                                                % OF
                                            NET                    NO. OF                        NET                    NO. OF
UNITS                       NET SALES      SALES     UNITS SOLD    MODELS       NET SALES       SALES     UNITS SOLD    MODELS
-----                     -------------  ---------- ------------  --------    --------------  ---------  ------------- ---------

Casino games
-- Handheld                $ 15,901,992       33.5%    5,037,180        85      $ 11,711,230      13.3%      3,416,426        84
-- Tabletop                   3,335,684        7.0%      357,425        32         2,085,745       2.4%        238,310        32

Heritage games                8,218,728       17.3%      659,755         8        10,876,318      12.4%        985,163        16

Sports games                  8,608,150       18.1%      734,378         7        44,370,837      50.6%      3,987,564        10

Action games                          -           -            -         -         2,379,605       2.7%        208,649         2

OEM products                 11,471,024       24.1%    2,192,099         7        16,336,555      18.6%      3,519,666        12
(including those sold
under Monte Carlo trade
name)
                          -------------  ---------- ------------  --------    --------------  ---------  ------------- ---------

Total                        47,535,578        100%    8,980,837       139        87,760,290     100.0%     12,355,778       156
                          =============  ========== ============  ========    ==============  =========  ============= =========


         The Company's Sports themed games are electronic handheld versions of popular sports activities such as Bowling, Bass Fishin'(TM) and Golf. Company designers have incorporated the interesting aspects of sports activities into these electronic handheld games. More Sports themed games are planned for introduction in 1998.

         The Company's Heritage themed games such as Gin Rummy, Hearts, Bingo and Solitaire are electronic handheld versions of classic card, dice and other games. The Company believes that its versions of classic games are designed to provide the highest play value to customers as a result of their accuracy. More Heritage themed games are planned for introduction in 1998.

         The Company's Action games such as Night Vision Tank Assault(TM) and Night Vision Sub Assault(TM) are electronic games which are held up to the eyes in a similar way to binoculars and create a 'virtual' experience for the user similar to looking through a gun site in a tank or a periscope in a submarine.

         The Company's current Casino themed games are designed to simulate the commercial gaming machines such as Video Poker, Video Blackjack and Slot found in casinos but without any monetary risk or reward. The electronic games allow players to bet points with automatic scorekeeping. The Company's games also offer a variety of different features intended to further simulate casino playing, such as variable betting, music melody on winners, a jackpot bell (slot games), a flashing win light and reel spin sound (slot games). The sound of games can be turned off to permit silent play. A new line of Casino themed games is being introduced in 1998 (see New Product Introduction).

         The Company's tabletop models are designed to be attractive souvenirs and gifts. The tabletop models have a coin slot and jackpot bell like commercial casino machines and can be used as savings banks. The electronic tabletop models have features similar to those of the Company's handheld games. Certain of the tabletop mechanical models have a simulated pewter finish to give them an antique appearance.

         The Company's electronic games incorporate a semiconductor microcontroller chip into which the Company's proprietary game software has been masked. The electronic games use LCDs for their display and are battery powered.

         The Company sells its low-end, mass merchandise products under the RADICA:(R) trade name and its high-end products under the Monte Carlo trade name.

NEW PRODUCT INTRODUCTION

         In fiscal 1998, Radica intends to expand its line of games by introducing more than 15 new games and re-categorizing its games into Radica Fishing (4 games); Radica Sports (4 games); Radica Heritage (6 games); Radica Extreme (2 games); Radica Combat (4 games) and Radica Casino (7 games). The Company believes that its strategy of offering various game models with differing features enables it to market its games to a wide age range of consumers with different tastes and financial means. The Company will also continue to provide its Monte Carlo brand products to higher end retailers.

         In fiscal 1997, the Company introduced two new Sports games (Deep Sea Fishin'(TM) and Lunker Bass(TM)), five new Heritage themed games (Checkers, Triple Tic Tac Toe, Dominoes, Pinochle and Liar's Dice), a new line of Action games (Night Vision Tank Assault(TM) and Night Vision Sub Assault(TM)), and a backlit line of "Lite" Casino games.

         The Company anticipates that new product introductions in fiscal 1998 will be concentrated in the second and third quarters of that year. By the end of fiscal 1998, the Company expects its product line to include approximately 42 models. However, it is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in fiscal 1998 will be delayed, which could delay or prevent certain anticipated product introductions.

MANUFACTURING

         Radica's manufacturing is generally limited to IC chip bonding, plastic injection, clamshell production, mold manufacture and assembly operations. The Company orders customized components and parts from suppliers and uses subcontractors for more complicated operations such as masking of the Company's proprietary software onto the semiconductor chips used in its games, LCD tooling and tooling of a small percentage of the molds for its plastic parts.

         In 1997 the Company assembled all of its own products in order to control its costs, quality, production and delivery schedules.

         The Company 's products are not required to obtain any quality approvals prior to sales in the United States. The Company, however, is required to have and has obtained CE approval, Europe's toy safety standard, for its products sold in Europe. The Company has been granted a Chinese toy quality license from the Chinese Import and Export Commodity Inspection Bureau, which is required of toy and game manufacturers in China to export toys or games. In addition, the Company voluntarily complies with ASTM 963, a U.S. toy safety standard.

         The Company received the ISO 9001 quality certification from Underwriters Laboratory on January 17, 1997. The scope of the registration covers the design, sales and distribution of electronic and electro-mechanical games and related gift products.

MANUFACTURING FACILITIES

         Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7 acre site. It was scheduled to be constructed in two phases. The first phase was completed and opened in May 1995 and commenced operations in June 1995. The first phase of the Factory has approximately 240,000 sq. ft. of factory space and dormitory facilities for up to 3,000 workers as well as apartments for managers and visitors. The second phase of the Factory is planned to have approximately 210,000 sq. ft. of additional factory space and have dormitory facilities for up to an additional 2,500 workers. The cost of the rights to use the site and construction of the first phase was approximately $6.0 million, exclusive of manufacturing equipment. The unit capacity of the Factory depends on the product mix produced but is limited by its bonding capabilities. The Company believes that at peak it can produce in excess of 25,000 units of handheld games per day (the maximum number of chips that can currently be bonded per day). However, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

         Due to the growth of business, the Company plans to expand the Factory in two stages. The first stage, due to be completed and usable by the end of May 1998, will add 107,000 square feet of factory space and dormitory capacity to accommodate 1,100 additional workers. The second stage to be completed by the end of August 1998 will add a further 108,000 square feet of factory space and accommodation for a further 1,100 workers. It is expected that the total cost will be approximately $3 million.

         In June, 1994 the Company entered into a joint venture agreement ("Joint Venture Agreement") with the local government to operate the Factory. The Company funded the construction costs. Such amounts will be applied as a 30 year prepaid leasehold on the Factory. Upon commencement of production, the local government received a fixed annual fee as the joint venture partner. The annual fee is subject to increases every three years.

         The Company also manufactures under a processing agreement ("Processing Agreement") with the local government. The Processing Agreement provides by its terms that the local government will provide manufacturing facilities and supply workers to the Company and that the Company will pay a management fee and processing fee and certain other charges. The management fee is paid to the local government and is based on a negotiated sum per worker at the Factory. The processing fee is based on the value of raw materials shipped into the Factory and the value of products shipped from the Factory and is established in semi-annual production agreements agreed upon with local government officials. The Company pays the processing fees through the Bank of China in Hong Kong and the funds are then placed in an operating account including other Company funds in China, all of which are used to pay the costs of the Factory. In practice, the Company operates all aspects of the Factory, including hiring, paying and terminating workers. Most of the Company's factory workers are hourly employees and are provided room and board in addition to their wages. In addition, the Company bears all other costs of operating the Factory, including utilities and certain employee social welfare charges established by the local government. Many aspects of the Processing Agreement and operation of the Factory are dependent on the Company's relationship with the local government and existing trade practices in addition to the terms of the Processing Agreement. The Company believes that its relationship with the local government is good.

MATERIALS

         Major components used in the Company's products are liquid crystal displays ("LCDs"), semiconductor chips, printed circuit boards ("PCBs") and molded plastic parts. The Company purchases LCDs, PCBs, and semiconductor chips from several suppliers, although specific LCDs, PCBs or semiconductor chips for any particular model are generally purchased from a single supplier. The Company generally provides six to nine months order indications to its semiconductor chip suppliers and must place firm orders a minimum of three months in advance of delivery. The Company tries to maintain only two months supply of semiconductor chips, which may constrain increased production of its products on short notice. The Company pays for most of its materials in U.S. dollars.

         The Company's major suppliers in fiscal 1997 included Duracell Asia Ltd (batteries), Epson Hong Kong Ltd (semiconductor chips), GPI International Ltd (batteries), Lead Jump Development Ltd (PCBs), Lik Sun Printing Co. Ltd (printing), Meise Label Printing Fty (printing), Onpress Printed Circuit Boards Ltd (PCBs), Picvue Electronics Ltd (LCDs), Senmax Limited (keypads), Sunplus Technology Co., Ltd (semiconductor chips) and United Radiant Technology (HK) Ltd
(LCDs).

SALES AND DISTRIBUTION

         Radica's products are sold in over 30 countries, with the United States accounting for over 80% of net sales in fiscal 1997. The Company sells its products directly to over 1,000 active retailers in the United States and to over 20 distributors worldwide. The Company participates in the electronic data interchange ("EDI") program maintained by 25 customers including J.C. Penney's, Sears, Target, Wal-Mart, Walgreens, K-Mart and Venture. In fiscal 1997, the largest customer of the Company, Wal-Mart, accounted for 20.9% of net sales; in addition OEM work for the Hasbro Games Group accounted for 18.5% of net sales. Our top five customers (excluding OEM business) were as follows:


                                                         % OF SALES
CUSTOMER NAME                                       FOR THE FISCAL YEAR
                                                    -------------------
                                                   1997             1996
                                                   ----             ----
1.  Wal-Mart (USA)                                 20.9%            16.6%
2.  Target (USA)                                   10.9%             8.6%
3.  Estona Incorporated (Japan)                     9.4%             1.0%
4.  Kohl's (USA)                                    4.3%             4.8%
5.  Toys 'R' Us (worldwide)                         3.4%             1.2%

         The following table sets forth certain of the Company's major customers in 1997, including distributors (alphabetical order).


DEPARTMENT STORES        DRUG STORES                 INTERNATIONAL DISTRIBUTORS                           MASS MERCHANDISERS
-----------------        -----------                 --------------------------                           ------------------
Dayton Hudson            Arbor Drugs Inc.            Alec Cooper (South Africa)                           Army Airforce Exch.
Dillards                 Boots                       Cartal Diffusion (Italy)                             Bradlees
Foley's                  Eckerd Corporation          Darmon (France)                                      Hills
Gottschalk               Genovese Drugs              Estona Incorporated (Japan)                          K-Mart
Harrods                  London Drugs                Hasbro Australia (Australia & New Zealand)           Kay Bee
J.C. Penney's            Long's Drugs                Income Express (Hong Kong)                           Meijer
Kohl's                   Osco Drug                   Johnny Fassi (Italy)                                 Mervyns
Macy's                   Thrifty Payless Drug        Mastarting A.B. (Sweden)                             QVC
Marshall Fields          Walgreens                   Plizer Geetanjali (India)                            Target
Robinson's-May                                       Popular de Juguetes (Spain)                          Venture
                                                     Sheng Tai Toys (Singapore)                           Wal-Mart
                                                     The Oriental Trading Co. (Hong Kong)



                                                                                                          CONSUMER
CATALOG SHOWROOMS           MAIL ORDER RETAILERS              SPECIALTY GIFT SHOP OPERATORS               ELECTRONICS STORES
-----------------           --------------------              -----------------------------               ------------------
Argos                       Fingerhut                         Caesar's World                              Best Buy
Index                       Grattan                           Circus Circus                               Radio Shack
Service Merchandise         G.U.S.                            Host Marriott
Sharper Image               Home Shopping Network             Spencer Gifts
                            H. Schneider (Germany)            Dufferen Game Room Stores
                            Innovations
                            Wish Book

GROCERY &
CONVENIENCE STORES          TOY RETAILERS
------------------          -------------
Albertsons                  Hamleys
Emro Marketing              Toys'R'Us
Kroger
L&L Jiroch
M.W. Kasch
W.H. Smith
Westfair Super Stores


         Over the last seven years, the Company has expanded its distribution channels from Las Vegas souvenir and other specialty shops to general retailers, and from Christmas and other gift season display to year round display. Previously, the Company moved United States distribution of its products in-house through Radica USA. In fiscal 1995, the Company took control of its marketing in Canada and the United Kingdom by establishing distribution operations in those countries. Radica's distribution operations use regional sales managers working for the Company to manage manufacturers representatives and brokers that sell its products. These manufacturers representatives are not employees of the Company and work on a commission basis.

         The Company's customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders eight weeks in advance of delivery. Accordingly the Company generally operates without a significant backlog of regular orders, however, OEM orders tend to be placed 3 months or more in advance. The Company's backlog orders as of the end of fiscal 1997 were approximately $16.5 Million, of which approximately $5 million relates to OEM business.

         The Company does not sell any of its products on consignment (except to a limited extent in Hong Kong and China). In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts, accepting returns and other concessions. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date.

         The Company's products generally carry a 90 days consumer warranty from the date of sale, and the Company generally honors warranty claims even after that period. In each of the last two years, warranty costs incurred have been less than 2% of net sales.

PRODUCT DEVELOPMENT

         Radica's engineering and development department has approximately 72 staff worldwide. The Company's product development starts with teams in Reno, Nevada and Dallas, Texas and continues through to the engineering teams in Hong Kong and in the Tai Ping Factory. The Company has a formalized product development process that includes semiannual meetings of its worldwide product development and sales departments. In fiscal 1995, 1996 and 1997, the Company spent approximately $2,084,000, $1,699,000 and $2,099,000, respectively, on research and development. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company's sales department seeks to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company's product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price.

         The Company is also engaged in designing and producing products for the Hasbro Games Group and expects to increase the number of products manufactured for them in 1998.

ORIGINAL PRODUCT MANUFACTURING

         In 1995, the Company was successful in establishing a joint venture with the Hasbro Games Group to manufacture products for them. The Company intends to pursue other OEM business in the future. However, it is uncertain whether the Company can successfully attract additional original product manufacturing business or that it will be profitable.

INTELLECTUAL PROPERTY

         The Company currently owns 3 patents, 7 trademarks and has certain copyrights over its artwork. It also has 22 design patents and 33 trademark applications in process and will continue to obtain copyrights, trademarks and design patents for new products. In November 1997 the Company was successful in having a factory in China raided by the Administration of Industry and Commerce in Shenzhen, China ("AIC") who seized product and packaging from a company that was making direct copies of its Bass Fishin'(TM) game.

         The Company anticipates that patents, trademarks, copyrights and other intellectual property rights will become increasingly important in the electronic handheld and mechanical games industry in which the Company operates, particularly since the Company is introducing a wider range of products with themes and features that do not duplicate casino or heritage games. As the industry focuses on intellectual property matters, there will be opportunities for the Company to protect its products through patents, trademarks and other formalized filings, although the efficacy of these protections is variable at best. By the same token, the Company will be exposed to risks that its products will be found to infringe the intellectual property rights of others. See "Risk Factors -- Intellectual Property Risks".

COMPETITION

         The games business is highly competitive. Radica believes that it has a dominant market share of the U.S. market for non-gambling Casino themed games and is one of the dominant sellers of other handheld electronic games. The Company's primary competitor is Tiger Electronics, Inc. ("Tiger"). Tiger procures its products from manufacturers in China. The barriers for new producers to enter the Company's markets are relatively low and the Company expects that it will face increased competition. The Company competes for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than the Company, are better established in the toy and games industry and are larger than the Company. The Company's products also compete with other gifts and games for consumer purchases. In addition, with respect to OEM activities, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

TAXATION OF THE COMPANY AND ITS SUBSIDIARIES

         There is currently no Bermuda income, corporation or profits tax payable by the Company. As an exempted company, the Company is liable to pay to the Bermuda government an annual registration fee calculated on a sliding scale basis by reference to its assessable capital, that is, its authorized share capital plus any share premium on its issued shares of Common Stock currently at a rate not exceeding $25,000 per annum.

         The Hong Kong profits tax rate currently applying to corporations is 16.5%. Currently, Radica HK and one other Hong Kong-based subsidiary pay Hong Kong profits tax on service and sales income.

         On July 1, 1994 the Company's manufacturing operations were transferred to Radica China. Because the Company operates in China only pursuant to the Processing Agreement and the Joint Venture Agreement, it is not subject to China tax. With effect from the first profitable year of the joint venture, the Company will operate under a two year tax holiday in China, followed by a three year period of reduced tax at half the regular rate of 24%.

         Radica USA and Disc are fully subject to U.S. federal taxation, as well as any applicable state or local taxation, on their taxable income (including income, if any, imputed under applicable transfer pricing rules). Currently, the highest marginal rate of U.S. federal corporate income tax is 35%. In addition, dividends paid by Radica USA and Disc to the Company will be subject to a 30% U.S. federal withholding tax, resulting in an effective rate of U.S. federal taxation on distributed profits of up to 54.5%.

EMPLOYEES

         As of October 31, 1997 the Company had 2,602 full-time employees (46 in North America, 2 in Europe and 2,554 in Asia), of whom 2,350 worked in production processes including manufacturing, purchasing, materials, shipping and stores (including those employed under the Joint Venture and Processing Agreements in China); 24 worked in sales and marketing; 72 worked in engineering and development; 30 worked in finance and 126 worked in administration, including employees in security, kitchens, management information systems and document control. The Company believes that its future success will depend, in part, on its ability to continue to attract and retain highly skilled technical, marketing, support and management personnel.

         None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage. Management believes that its employee relations are good.

RISK FACTORS

         The shares of Common Stock of the Company involve a significant degree of risk. Prospective investors should carefully consider the following factors together with the other information contained or incorporated by reference herein prior to making any investment decision regarding the Company or its securities.

RISKS OF MANUFACTURING IN CHINA

           Risk of China Losing Most Favored Nation Status or of Changes in Tariff or Trade Policies. The Company manufactures in China and exports from Hong Kong to the United States and worldwide. Its products sold in the United States are currently not subject to U.S. import duties. China currently enjoys most favored nation ("MFN") trade status under U.S. tariff laws, which provides a favorable category of U.S. import duties. As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of MFN status for China. The loss of MFN status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could have an adverse effect on the Company's business.

         Chinese Political, Economic and Legal Risks. The success of the Company's current and future operations in China and Hong Kong (which became a Special Administrative Region of China on July 1, 1997) is highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. Although the Chinese government has adopted an "open door" policy with respect to foreign investment, there can be no assurance that such policy will continue. A change in policies by the Chinese government could adversely affect the Company by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises. Although the Chinese government has been pursuing economic reform policies for the past 15 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

         China does not have a comprehensive system of laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction.

         Dependence on Local Government. The Company operates its factory in China under agreements with the local government. Many aspects of such agreements and operation of the Factory are dependent on the Company's relationship with the local government and existing trade practices. The relationship of the Company with the local government could be subject to adverse change in the future, especially in the event of a change in leadership or other social or political disruption.

         Chinese Taxation. The Company has not paid any Chinese taxes and believes that, under current Chinese tax rules and practice, its activities in China have not subjected it to Chinese taxes to date as it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. The Company's subsidiary in China has incurred a tax loss since its commencement of operations. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes. The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company to substantial Chinese taxes in the future.

         Limited Infrastructure. Electricity, water, sewage, telephone and other infrastructure are limited in the locality of the Factory. In the past, the Company has experienced temporary shortages of electricity and water supply. The Company has installed three back-up electrical generators in the Factory which can support it in the event of a power shortage. There can be no assurance that the infrastructure on which the Factory is dependent will be adequate to operate the Factory successfully.

         Hong Kong Political, Economic and Legal Risks. The Company also operates in Hong Kong, which until recently was a colony of the United Kingdom. Sovereignty over Hong Kong was transferred from the United Kingdom Government to the Chinese Government on July 1, 1997, at which time Hong Kong became a Special Administrative Region ("SAR") of China. Under the agreements providing for such transfer (known as the "Joint Declaration"), and the Chinese law implementing its commitments thereunder (the "Basic Law"), the current social and economic systems in Hong Kong are to remain unchanged for 50 years, and Hong Kong is to enjoy a high degree of autonomy but the courts of the Hong Kong SAR will have no jurisdiction over acts of state such as foreign and defense affairs. Laws currently in force, as they may be amended by the Hong Kong SAR legislature, are to remain in force except to the extent that they contravene the Basic Law . It is not clear how future developments in Hong Kong and China may affect the implementation of the Basic Law after the transfer of sovereignty in 1997. There can be no assurance that the general political and economic position of Hong Kong, and therefore the Company's results of operations and financial condition, will not be adversely affected as a consequence of the exercise of Chinese sovereignty over Hong Kong. In addition, political and social developments in China have from time to time adversely affected the economy of Hong Kong.

DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS; LIMITED RANGE OF PRODUCTS

         The Company's operating results depend largely upon the appeal of its products to consumers. Consumer preferences are highly subjective, and there can be no assurance that consumers will continue to find existing products appealing or will find new products appealing. Also, notwithstanding the Company's recent emphasis on non-casino themed games, the Company continues to offer a relatively limited range of products. This exposes the Company to the risks of any narrowly focused business. Changes in consumer preferences away from the kinds of products offered by the Company could have an adverse effect on the Company.

         Some of the Company's products have been only recently introduced and although they may experience good initial sales growth, there is no assurance that such initial success is indicative of significant future sales. As a general matter, the Company expects that the sales of these products will eventually decline. The Company cannot predict how long the product cycle will last for any product. In order to control costs, and take advantage of the finite shelf space available to the Company, it will also need to delete products from its line periodically. The Company's long-term operating results will therefore depend largely upon its continued ability to conceive, develop and introduce new appealing products at competitive prices.

         Once a new product is conceived, the principal steps to the introduction of the product include design, sourcing and testing of the electronic components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore no assurances can be given that products will be introduced in a timely fashion.

         Future products may utilize different technologies and require knowledge of markets in which the Company does not presently participate. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

NO ASSURANCE OF CONTINUED GROWTH

         There can be no assurance that the Company will achieve future growth in net sales and net income or that it will be able to maintain its present levels of net sales and net income. The Company's current business strategy emphasizes the sale of a fewer number of products, while representing a more diverse range of products, e.g., Sports themed games, Heritage card games, and OEM games in addition to Casino themed games.

DEPENDENCE ON MAJOR CUSTOMERS

         Historically, a significant portion of the Company's sales has been concentrated in a few large retail customers. See Note 13 of Notes to Consolidated Financial Statements included herein. Most of the Company's retail customers operate on a purchase-order basis and the Company does not have long-term contracts with its retail customers. While management considers the Company's relationships with its major retail customers to be good, the loss of one or more of its major retail customers would have an adverse effect on the Company's results of operations.

DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS

         The Company is dependent on suppliers for the components and parts that it assembles to produce its products. The Company generally purchases the specific LCDs or semiconductor chips for any particular product model from a single supplier. While the Company believes that there are alternative sources for all of its supplies, an interruption of the supply of LCDs, semiconductor chips or other supplies from a supplier could result in significant production delays. The Company makes use of subcontractors as part of its manufacturing process. This exposes the Company to risks of delay or quality control problems at the subcontractors.

         In recent periods the Company has experienced delays from a number of suppliers in the delivery of chips used in producing the Company's games. To date, the delays have not been material. However, they may indicate that chips supplies generally are tightening, and the Company may experience further delays in receipt of chips or other necessary components from these or other suppliers. Delays in receipt of essential components for the Company's products may be significant to the Company's financial results in that sales of products by the Company may be delayed, or in certain cases may be canceled, if the Company is unable to meet delivery schedules to its customers in a timely fashion in order for its customers to meet targeted selling seasons. The Company is unable to predict the extent or impact of delays from its suppliers beyond the actual delays, as mentioned above, that have recently been experienced.

CONCENTRATED MANUFACTURING FACILITIES

         A disruption of operations at the Factory due to fire, labor dispute, dispute with the local government or otherwise, would have an adverse effect on the Company's results of operations. In such event, the Company believes that it could partially mitigate the effect of a disruption by increasing the use of subcontractors to assemble its products, but there can be no assurance that it would be able to do so. In addition, the Company's manufacturing facilities are dependent on the Company's relationship with the local government.

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         In order to sustain growth, Radica intends to expand into related businesses, including original product manufacturing of products for third parties. To date these efforts have only been successful in the case of the manufacturing for the Hasbro Games Group. While several of the Company's executive officers have extensive experience in manufacturing other products in the United States, including Mr. Davids, there can be no assurance that the Company will be able to also perform OEM manufacturing in China successfully. The Company's Pub Poker business was not successful and has been discontinued.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company is substantially dependent upon the expertise and services of Mr. Robert E. Davids, Vice Chairman and Chief Executive Officer of the Company and certain other senior management personnel. The loss of the services of Mr. Davids would have an adverse effect on the Company's business. The Company maintains a "key man" life insurance policy on Mr. Davids, in the amount of $1 million.

SEASONALITY

         The Company experiences a significant seasonal pattern in its operating results and working capital requirements. The Company typically generates most of its sales in the third and fourth quarters of its fiscal year, prior to the traditional gift season. The Company expects this seasonal pattern to continue for the foreseeable future but to become less pronounced as retailers increasingly sell its products year round and OEM orders increase. The Company's operating results may also fluctuate during the year due to other factors such as the timing of the introduction of new products. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. See Note 20 of Notes to Consolidated Financial Statements included herein.

COMPETITION

         The gifts and games business is highly competitive. The Company currently faces direct competition from a number of other producers of handheld electronic games, the barriers for new producers to enter into the Company's markets are relatively low and the Company expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the toy and games industry and are larger than the Company. In addition, with respect to OEM manufacturing, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

INTELLECTUAL PROPERTY RISKS

         From time to time, other companies and individuals may asset exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the electronic handheld and mechanical games industry generally or to the Company's business specifically. The Company has recently been contacted by a Japanese company which has asserted that certain of the Company's electronic games may infringe patents of such other company. The Company has only begun to evaluate this matter. The Company will evaluate each claim relating to its products and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company's products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company's products should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

CHANGING CONSUMER PREFERENCES

         The toy market is characterized by changing consumer preferences and frequent new product introductions which reduce the length of product life cycles. There can be no assurance that any of the Company's current products or product lines will be popular with consumers for any period of time. Furthermore, sales of the Company's existing products are expected to decline over time and may decline at rates faster than expected. The Company's success is dependent upon the Company's ability to enhance existing product lines and develop new products and product lines. Historically, a significant portion of the gross sales each year were derived from new products. Failure of the Company's existing and new products and product lines to achieve and sustain market acceptance and to produce acceptable margins could have an adverse effect on the Company's financial condition and results of operations.

TAXATION

         The Company cannot predict whether its tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation thereof in the various jurisdictions within which the Company operates are always subject to change.

COPY PRODUCT

         Occasionally in the toy industry successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property there can be no guarantee that knock-offs will not have a significant effect on business.

BAD DEBTS AND RETURNS

         While the Company does full credit checks on all of its customers it cannot guarantee that any customer will not default on a payment of debt. Such a default could have a significant effect on the Company's results. It is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. It is the Company's policy to only take back defective products and while the Company believes it will be able to enforce this policy under normal industry conditions, it may not be possible to enforce this policy in all cases, as was experienced with the downturn of the casino games market.

CONTROL BY EXISTING SHAREHOLDERS

         The Company's largest shareholders (see "Item 4. Control of Registrant") including Mr. Davids, other directors and officers of the Company, a group that consists of Dito Devcar Corporation and certain related persons, a group that consists of RAD Partners, LLC and certain related persons, and the Hansen Trust, own beneficially in the aggregate a majority of the outstanding Common Stock. Assuming that they were in agreement, such persons would have the power to elect the Company's directors and to approve or disapprove all other matters requiring shareholders' approval regardless of the vote of any other shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES

         The Company is a Bermuda holding company, and a substantial portion of its assets are located outside the United States. In addition, certain of the Company's directors and officers and certain of the experts named herein are resident outside the United States (principally in Hong Kong), and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or the Company judgments obtained in the United States courts predicated upon the civil liability provisions of the United States securities laws. Among other things, the Company understands that there is doubt as to the enforceability in Bermuda and Hong Kong, respectively, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

         The Company currently has 20,860,200 shares of Common Stock outstanding. Of such amount, the 7,141,000 shares sold in the initial public offering, up to 1,855,000 shares that have been or may be sold under a 1997 secondary shelf registration and an undetermined number of shares previously sold under Rule 144 (other than any shares purchased by "affiliates" of the Company) are tradable without restriction. Substantially all of the remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of such rule. In addition, the Company has granted to Mr. Davids and the Hansen Trust certain registration rights with respect to their shares. (See "Interest of Management in Certain Transactions") No predictions can be made as to the effect, if any, that market sales of shares by existing shareholders or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. The prevailing market price of Common Stock could be adversely effected by future sales of Common Stock by existing shareholders.

YEAR 2000 COMPUTER PROBLEM

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Although the Company believes that its systems are Year 2000 compliant, or will be by the Year 2000, third parties with whom the Company does business, including suppliers of necessary components to the Company, may be affected by Year 2000 requirement issues which could result in an adverse effect on the Company's business, operating results and financial condition.

         While the Company is using its best efforts to ensure that it has no business interruptions as a result of the Year 2000 computer problem, there can be no assurances that the Company will not suffer some disruption either as a result of its own systems or those of its suppliers or customers.

ITEM 2.  DESCRIPTION OF PROPERTIES

         See Item 1 "Manufacturing Facilities." The Company completed construction of its Factory (450,000 sq. ft.) on a 3.7 acre parcel of land in May 1995. The Company owns a 51 year leasehold on its executive offices (11,000 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as two houses for employees in Hong Kong (2,100 sq. ft. each), which are made available to Mr. Davids and to Mr. Howell, officers of the Company. Radica operates its Factory under the terms of the Joint Venture Agreement and Processing Agreement. In November 1997 the Company signed agreements to expand its factory in Dongguan, Southern China in two phases. The first phase, due to be completed and usable by the end of May 1998, will add 107,000 square feet of factory space and dormitory capacity to accommodate 1,100 additional workers. The second stage to be completed by the end of August 1998 will add a further 108,000 square feet of factory space and accommodation for a further 1,100 workers. It is expected that the total cost will be approximately $3 million. The Company leases additional storage and office space in Cambridge, UK, Toronto, Canada and office space in Dallas, Texas, Reno, Nevada and Las Vegas, Nevada.

ITEM 3.  LEGAL PROCEEDINGS

         Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering were consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

         The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiff's claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

         After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered final judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion. Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court.

ITEM 4.  CONTROL OF REGISTRANT

(a) The registrant is not controlled by another corporation or any foreign government.

(b) The following table is based on information available to the Company and identifies the owners of more than ten percent (10%) of the registrant's common stock and the amount of common stock owned by the officers and directors as a group, as of December 1, 1997:

                            Identity of
         Title of Class     Person or Group                  Amount Owned       Percent of Class
         --------------     ---------------                  ------------       ----------------
         Common stock       Robert E. Davids                    3,463,800              16.6%
         Common stock       Dito Devcar Corporation et al       4,736,500              22.7%
         Common stock       Officers & Directors as a Group     4,007,000              19.2%

         In addition to the foregoing, the Company is aware of two other significant shareholders who are believed to own approximately 8% and 6%, respectively, of the Company's common stock. These are The John and Mary Hansen 1989 Trust (the "Hansen Trust") (including shares owned by other Hansen family trusts or individuals) and RAD Partners, LLC et al. The Company expects to update this information in its Proxy Statement for its 1998 Annual Shareholders' Meeting.

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

                                     PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED
         STOCKHOLDER MATTERS

         The Company's common stock is traded on the NASDAQ National Market under the symbol RADAF. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 1997, fiscal 1996 and fiscal 1995.

                      FISCAL YEAR 1997    FISCAL YEAR 1996   FISCAL YEAR 1995
                      ----------------    ----------------   ----------------
                      HIGH      LOW       HIGH      LOW      HIGH      LOW
                      ----      ---       ----      ---      ----      ---

                      $         $         $         $        $         $

First Quarter........ 3 1/4     1 1/16    2 1/2    1 1/8     7         4 3/4

Second Quarter....... 4 1/8     2 3/8     2        1 1/4     5         3

Third Quarter........ 7 7/8     2 7/8     1 15/16  15/16     3 3/4     2 1/2

Fourth Quarter....... 15 3/8    7 1/2     1 3/4    3/4       3         1 3/8


         Radica Games Limited was formed in 1994 as a holding company and has not paid any dividends. Except to the extent set forth below, the Company intends to retain its earnings for operations and expansion of its business for the foreseeable future. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements and general business outlook at the time the payment is considered. The Company intends to make cash distributions at the end of its taxable year at least equal to 50% of its foreign personal holding company income for any year in which it is a personal foreign holding company. (See Item 7. Taxation.)

         As of October 31, 1997, the Company had approximately 117 record holders of its Common Stock, and approximately 82% of such stock was held by U.S. holders.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.

         The transfer of shares of the Company between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such shares being listed on the National Association of Securities Dealers Automated Quotation System or other appointed stock exchange (as defined in the Companies Act 1981 of Bermuda). Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

         There are no limitations on the rights of non-Bermuda resident holders of the Common Stock to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Common Stock, other than in respect of local Bermuda currency.

         In accordance with Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

         The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

         As an exempted company, the Company is exempt from the usual Bermuda requirement which restricts the percentage of share capital that may be held by non-Bermudans, but as an exempted company the Company may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another exempted company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

ITEM 7.  TAXATION

         The following discussion is a summary of certain anticipated tax consequences of the ownership of Common Stock under Bermuda tax laws, Hong Kong income tax laws and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or to the ownership of Common Stock. In particular, the discussion does not address the tax consequences under State, local and other (e.g., non-Bermuda, non-Hong Kong and non-United States Federal) tax laws. Accordingly, each owner should consult his tax advisor regarding the tax consequences of the ownership of Common Stock. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change.

BERMUDA TAXATION

         The Company is incorporated in Bermuda. At date of this filing, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of the Company other than shareholders ordinarily resident in Bermuda. The Company is not subject to stamp or other similar duty on the issue, transfer or redemption of its shares of Common Stock. Furthermore, the Company has received from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or any of its operations, or to the shares, debentures or other obligations of the Company, until March 28, 2016. This assurance does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or on land in Bermuda leased or let to the Company.

         The United States does not have a comprehensive income tax treaty with Bermuda.

HONG KONG TAXATION

         Under the laws of Hong Kong, as currently in effect, a holder of Common Stock is not subject to Hong Kong tax on dividends paid with respect to such shares and no holder of Common Stock is liable for Hong Kong tax on gains realized on sale or other disposition of such Common Stock except that Hong Kong profits tax may be chargeable on revenue profits, to the extent that they arise in or derive from Hong Kong, arising on the sale or disposal of the Common Stock where such transactions are or form part of a trade, profession or business carried on in Hong Kong. Hong Kong does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to Hong Kong taxes as a result of its receipt of dividends from any of its subsidiaries.

         No Hong Kong stamp duty will be chargeable upon the transfer of Common Stock so long as the shareholders' register is kept outside Hong Kong at the time of transfer. No Hong Kong estate duty will be chargeable in respect of Common Stock so long as the shareholders' register is kept outside Hong Kong at the time of death of the relevant holder of Common Stock.

UNITED STATES FEDERAL INCOME TAXATION

         General. The following is a general discussion of the principal U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership of Common Stock and does not address the U.S. tax treatment of certain types of investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities, traders in securities that elect to mark to market and persons owning directly or indirectly (under constructive ownership rules) 10% or more of the Common Stock), all of whom may be subject to tax rules that differ significantly from those summarized below.

         A "U.S. Holder" is a beneficial owner of Common Stock that is a U.S. citizen or resident, a domestic corporation, an estate subject to U.S. federal income taxation on a net income basis in respect of the Common Stock, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         Dividends. Subject to the FPHC discussion below, a U.S. Holder receiving a distribution on Common Stock will be required to include such distribution in gross income as a dividend to the extent such distribution is paid from current or accumulated earnings and profits of the Company as determined under U.S. federal income tax law. Distributions in excess of the earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Holder's basis in the Common Stock and then as gain from the sale or exchange of a capital asset. Dividend income with respect to the Common Stock generally will constitute foreign source "passive" income or in the case of certain U.S. Holders "financial services" income for purposes of the foreign tax credit limitation. A corporate shareholder will not be eligible for the dividends received deduction.

         Sale or Exchange of Common Stock. Gain or loss on the sale or exchange of the Common Stock by a U.S. Holder generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Common Stock for more than one year at the time of the sale or exchange. Gain, if any, realized by a U.S. Holder will generally be U.S. source gain. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 28% in respect of property held for more than one year and to a maximum tax rate of 20% in respect of property held in excess of 18 months.

         FPHC Rules. A foreign corporation will be classified as a foreign personal holding company ("FPHC") if (i) five or fewer individuals who are U.S. citizens or residents directly or indirectly own more than 50% of the corporation's stock (measured either by voting power or value) (the "shareholder test") and (ii) more than 50% (or 60%, in certain years) of its gross income, as specially adjusted, consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents, gains from the sale of stock or securities and certain other types of passive income) (the "income test"). U.S. citizens or residents, domestic corporations, domestic partnerships and estates or trusts other than foreign estates or trusts who are shareholders of FPHCs ("U.S. shareholders") are required to include in income the undistributed income of a FPHC.

         The Company is not a FPHC because the income test was not met in 1997. The Company intends to manage its business such that it will not meet the income test until such time that it begins to receive significant dividends from its subsidiaries, which is not expected to occur in the foreseeable future. The Company would then be a FPHC only if, in the same taxable year, it also met the shareholder test.

         If the Company is a FPHC for any year, each U.S. shareholder who holds Common Stock on the last day of the Company's taxable year (currently, October
31) or, if earlier, on the last day on which the ownership test is met, would be required to include in income as a dividend its pro rata share of the Company's undistributed foreign personal holding company income. The shareholder's tax basis in the Common Stock would be increased by the amount included in income. Such income would be taxable to any such U.S. shareholder as a dividend whether or not distributed in cash. For any year in which the Company is a FPHC, any 5% or greater U.S. shareholder would be required to report on its tax return in complete detail the gross income, deductions and credits, taxable income, FPHC income and undistributed FPHC income of a FPHC. The Company will furnish any shareholder required so to report the information required to be reported. In addition, any holder who acquires Common Stock from a decedent would be denied the date of death value as the tax basis for such Common Stock (which would have a basis equal to the lower of fair market value or the decedent's basis) if the Company was a FPHC with respect to its taxable year next preceding the date of the decedent's death.

         For any year in which it is a FPHC, the Company intends to make cash distributions to shareholders of record on the last day of its taxable year in an amount at least equal to 50% of its foreign personal holding company income (which amount should be sufficient for shareholders to pay U.S. federal and state income taxes on such distributions and any undistributed foreign personal holding company income taxable as a dividend).

         PHC Rules. A corporation (including a foreign corporation that is not a FPHC) will be classified as a personal holding company ("PHC") if (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly own more than 50% in value of the corporation's stock (the "shareholder test") and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income) (the "income test"). A PHC is subject to a U.S. federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to U.S. source income).

         The Company is not a PHC as the income test was not met in 1997. The Company intends to cause any subsidiary that is a PHC to make distributions on a basis such that it will not have undistributed personal holding company income.

         CFC Rules. A foreign corporation generally is treated as a controlled foreign corporation ("CFC") for U.S. federal income tax purposes if more than 50% of its stock is owned by certain 10% shareholders. The Company believes that it is not currently a CFC because such shareholder test is not met. The treatment of the Company as a CFC would not in any event adversely affect any person who owns (directly or indirectly or by attribution) less than 10% of the Common Stock.

         PFIC Rules. The Company believes that the Common Stock should not be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC, a gain realized on the sale or other disposition of Common Stock would in general not be treated as a capital gain, and a U.S. Holder would be treated as if such holder had realized such a gain and certain "excess distributions" ratably over the holder's holding period for the Common Stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

         In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company's Common Stock, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

ITEM 8.  SELECTED FINANCIAL DATA

         The selected financial data below should be read in conjunction with the combined financial statements and notes thereto included elsewhere in this document. The selected income statement and balance sheet data for each of the five years in the period ended October 31, 1997 are derived from financial statements of the Company which have been audited by Deloitte Touche Tohmatsu, Hong Kong, independent auditors.

                                                                 YEAR ENDED OCTOBER 31,
                                                      1993      1994       1995       1996     1997
                                                    --------  --------   --------   --------  ------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND MARGINS)
INCOME STATEMENT DATA:

Net sales                                            $32,505   $72,092    $52,650   $47,535    87,760
Cost of sales                                         16,085    37,823     34,640    30,696    40,888
                                                     -------   -------    -------   -------   -------

Gross profit                                          16,420    34,269     18,010    16,839    46,872
                                                     -------   -------    -------   -------   -------

Operating expenses:
  Selling, general and administrative                  4,766    13,657     21,105    11,752    14,403
  Research and development                               652     1,577      2,084     1,699     2,099
  Write down of assets                                    -         -      15,318        -         -
  Depreciation and amortization                           -         -       1,591     1,594     2,278
                                                     -------   -------    -------   -------   -------

Total operating expenses                             $ 5,418   $15,234    $40,098   $15,045   $18,780
                                                     -------   -------    -------   -------   -------

Operating income (loss) from continuing operations    11,002    19,035    (22,088)    1,794    28,092
Other income                                              -         -        329       748        915
Share of result of affiliated company                     -         -          -         -       (141)
Net interest income (expenses)                           (65)       95       (628)     (165)      913
                                                     -------   -------    -------   -------   -------


Income (Loss) from continuing operations before
  income taxes and unusual item                       10,937    19,130    (22,387)    2,377    29,779
Unusual item                                              -         -          -        709        -
                                                     -------   -------    -------   -------   -------

Income (Loss) from continuing operations before       10,937    19,130    (22,387)    3,086    29,779
  income taxes
(Provision) Credit for income taxes                    ( 860)   (1,950)       897       120      (193)
                                                     -------   -------    -------   -------   -------

Income (Loss) from continuing operations after       $10,077   $17,180   $(21,490)  $ 3,206   $29,586
  income taxes
Discontinued Operations:
  Loss from operation of pub poker business               -        (20)      (233)   (1,712)       -
                                                     -------   -------    -------   -------   -------


Net income (loss)                                    $10,077   $17,160   $(21,723)  $ 1,494   $29,586
                                                     =======   =======    =======   =======   =======

Net income (loss) per share from continuing          $  0.51   $  0.81   $  (0.94)  $  0.15   $  1.36
  operations
Effect of discontinued operations                         -         -       (0.01)    (0.08)       -
                                                     -------   -------    -------   -------   -------

Net income (loss) per share                          $  0.51   $  0.81    $ (0.95)  $  0.07   $  1.36
                                                     =======   =======    =======   =======   =======

Weighted average shares and share equivalents         19,696    21,308     22,780    21,439    21,798
  outstanding

STATISTICAL DATA:
Gross margin                                           50.5%     47.5%      34.2%     35.4%     53.4%
Operating margin                                       33.8%     26.4%       N/A       3.8%     32.0%
Dividends per share (1)                              $ 0.16    $ 0.17         -         -         -
BALANCE SHEET DATA:
Working capital                                      $ 7,687   $39,733    $15,878   $18,847   $48,860


Total assets                                          21,826    87,326     54,054    42,725    79,449
Long-term debt                                            30        73         99        -         -
Total debt                                             2,849    18,673     14,440        99        -
Shareholders' equity                                  10,365    51,821     30,297    31,813    61,593

(1) During the periods presented the only dividends paid were cash dividends of $3,064 paid in respect of fiscal 1993 to the then shareholders of Radica HK and $3,704 paid in respect of fiscal 1994 to the then shareholders of Radica USA following termination of the S Corporation status (amounts in thousands).

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                              Year ended October 31,
                                              ----------------------
                                        1995           1996           1997
                                        ----           ----           ----

Net revenues                            100.0%         100.0%         100.0%
Cost of sales                            65.8%          64.6%          46.6%

Gross margin                             34.2%          35.4%          53.4%
Selling, general and administrative      40.1%          24.7%          16.4%
Research and development                  4.0%           3.6%           2.4%
Nonrecurring charges                     29.1%           --             --
Depreciation and amortization             3.0%           3.3%           2.6%

Operating income (loss)                 (42.0%)          3.8%           32.0%
Other income                              0.6%           1.6%            1.0%
Interest income (expenses), net          (1.2%)         (0.4%)           1.0%
Unusual item                              --             1.5%            --

Income before income taxes              (42.5%)          6.5%            34.0%
(Provision) credit for income taxes       1.7%           0.3%            (0.3%)
Discontinued operation                   (0.5%)         (3.7%)            --

Net income (loss)                       (41.3%)          3.1%            33.7%


         Net sales for the year ended October 31, 1997 were $87.8 million, increasing 84.8% from $47.5 million for the prior year. Approximately 50.6% of sales related to Sports themed games, 12.4% to Heritage themed games, 2.7% to Action games, 15.7% to Casino themed games and 18.6% to Original Equipment Manufacturing "OEM" sales in fiscal 1997 in comparison to 18.1 %, 17.3%, 0%, 40.5% and 24.1% in fiscal 1996. During 1997, the Company sold 156 different models of games, totaling 12.4 million units, compared to 139 models totaling
9.0 million units in 1996, an increase of 37.8%. Of the 147 models of Radica and Monte Carlo games sold during the period 122 models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. 10 new models were sold during 1997 (See "New Products Introduction"). The Company intends to introduce over 15 new models in 1998.

         The gross profit for fiscal year 1997 was $46.9 million compared to $16.8 million for fiscal 1996, an increase of 179.2%. The gross margin for the year was 53.4% compared to 35.4% for fiscal year 1996. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and OEM production. In addition, approximately 3.6% of the year end margin or $3.2 million was as a result of sales of product which had previously been written off.

         Operating profit for fiscal year 1997 was $28.1 million, an increase from $1.8 million from fiscal 1996. Operating expenses increased 25.3% to $18.8 million from $15 million in 1996. Commissions increased 113% to $2.45 million from $1.15 million in fiscal 1996; indirect salaries and wages increased 36.8% to $4.72 million from $3.45 million in fiscal 1996; advertising and promotion expenses increased 11.1% to $0.8 million from $0.72 million in fiscal 1996; and research and development expenses increased 23.5% to $2.10 million from $1.70 million in fiscal 1996.

         The effective blended tax rate for the year ended October 1997 was 0.6% on continuing operations compared to a credit of 3.9% for fiscal 1996. This is due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary. It should be noted that the U.S. subsidiary had significant releases of inventory provisions which are not taxable during the year, so that although it was profitable there was no tax charge.

         Net profit for fiscal year 1997 of $29.6 million or $1.36 per share compared to $1.5 million or $.07 per share in fiscal 1996.

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $33.5 million at October 31, 1997, up $25 million from the year ended October 31, 1996. Working capital at October 31, 1997 was $48.9 million, a $30.1 million increase from working capital of $18.8 million at October 31, 1996. The increase in working capital is due primarily to an increase in net income. The ratio of current assets to current liabilities increased to 3.7 at October 31, 1997 from 2.7 at October 31, 1996. This increase in the current ratio is also due to the increases in net income over the same period.

         There were no short-term borrowings at October 31, 1997 and 1996.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 1996 COMPARED TO FISCAL 1995

         Net sales for the year ended October 31, 1996 were $47.5 million, decreasing 9.9% from $52.7 million for the prior year. Approximately 40.5% of sales related to Casino themed games, 17.3% to Heritage themed games, 18.1% to Sports themed games and 24.1% to Original Equipment Manufacturing "OEM" sales in fiscal 1996 in comparison to 94.5%, 2.9%, 0% and 2.6% in fiscal 1995. During 1996, the Company sold 139 different models of games, totaling 9.0 million units, compared to 104 models totaling 8.6 million units in 1995, an increase of 4.7%. Of the 139 models of Radica and Monte Carlo games sold during the period 87 models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. Twelve new models were sold during 1996 including a Sports line of Casino games, Tournament Golf, Golf Range, World Class Golf, Bass Fishin'(TM), King Pin Bowling, 9 Ball Pool, Pinball Rider, Talking Bingo, Hearts and Gin Rummy.

         The gross profit for fiscal year 1996 was $16.8 million compared to $18 million for fiscal 1995, a decrease of 6.7%. The gross margin for the year was 35.4% compared to 34.2% for fiscal year 1995. The increase in gross margin was due to the sale of new Sports themed and Heritage themed product at higher margins offset by continued sales of promotional Casino themed product at low margins and lower margin OEM production for the Hasbro Games Group.

         Operating profit for fiscal year 1996 before accounting for cessation of Pub Poker business was $1.8 million, an increase from operating loss of $22.1 million for fiscal 1995. Operating expenses decreased 62.6% to $15.0 million from $40.1 million in 1995. These decreases were primarily due to the effects of the Company's cost cutting program together with lower commissions due to lower sales and a new commission structure and the write down of assets of $15.3 million in fiscal 1995. Commissions decreased 62.2% to $1.15 million from $3.04 million in fiscal 1995; indirect salaries and wages decreased 45.4% to $3.45 million from $6.32 million in fiscal 1995; advertising and promotion expenses decreased 76.8% to $0.72 million from $3.10 million in fiscal 1995; and research and development expenses decreased 19.0% to $1.70 million from $2.10 million in fiscal 1995.

         The effective blended tax rate for the year ended October 1996 was a credit of 3.9% on continuing operations compared to a credit of 4.0% for fiscal 1995. This is due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary.

         After tax profit from continuing operations of $3.2 million or $.15 per share for fiscal year 1996 compared to a net loss of $21.5 million or $.94 per share in the prior year.

         Net profit after discontinued operations for fiscal year 1996 of $1.5 million or $.07 per share compared to a net loss for fiscal 1995 of $21.7 million or $.95 per share.

FISCAL 1995 COMPARED TO FISCAL 1994

         Net sales for the year ended October 1995 of $52.7 million decreased 26.9% from the $72.1 million for the prior year. Fourteen new ranges of products consisting of 48 new models were introduced during the year, including a new line of products under the high-end brandname of Monte Carlo. The Monte Carlo line included a smaller 'Maverick' slot machine, the 700 series of electronic tabletops, the 1700 series of electronic handheld games, the 1900 series of fliplid electronic handheld games, a Blackjack trainer game, Yahtzee(TM) (which was also produced for the Hasbro Games Group on an OEM basis during the year), the 2200 series of one player fliplid handheld games, a tabletop unit with a telephone attached and the 3200 series of handheld games. Other new product ranges included the Bingo Box (an electronic 'talking' Bingo game), Solitaire, Poker Trainer, the 2100 series of fliplid electronic one player handheld games and the 2800 and 900 series of handheld games. Approximately 85% of sales related to handheld models and 15% to tabletop models in comparison to 80% and 20% respectively in fiscal 1994. During 1995, the Company sold 78 different models of handheld games, totalling 7.8 million units, compared to 32 models totalling 7.7 million units in 1994 and 26 different models of tabletop games totalling 0.7 million units, compared to 24 different models and 1.6 million units in 1994. The total number of units sold decreased 7.5% from the 9.2 million sold in 1994 to 8.6 million in 1995.

         Gross profit for the year ended October 1995 was $18 million as compared to $34.2 million for fiscal 1994, a decrease of 47.4%. The gross margin for the year of 34.2% was down from 47.5% for fiscal 1994. This decline is due primarily to sales of promotional items at low margins coupled with provisions for customer returns of $2.8 million and provisions for retail mark-downs of $0.46 million to enable customers to lower the price of slow moving inventory, together with sales of promotional product at low margins as part of the Company's inventory reduction program.

         Operating expenses increased 163.8% to $40.1 million from $15.2 million in 1994. These increases were primarily due to provisions of $11.9 million against obsolete and slow moving inventory, bad debt provisions of $1.7 million caused by a number of customers filing for Chapter 11, legal fees and provisions for legal fees in relation to the on-going law suit against the Company of $0.75 million (the total deductible against the directors and officers insurance policy), the cost of closure of the Mexican plant of $0.3 million, write off of unamortized mold costs of $1.6 million, increases in salaries and wages, increases in advertising and promotional costs and other miscellaneous provisions offset by a decrease in commissions due to lower sales. Sales commissions were $3.0 million compared to $3.7 million in fiscal 1994, advertising and promotion costs were $3.1 million compared to $2.3 million in fiscal 1994, salaries and wages were $6.3 million compared to $3.7 million in fiscal 1994 and research and development expenses were $2.1 million compared to $1.6 million in fiscal 1994.

         Operating loss for the year ended October 1995 was $22.1 million versus operating income of $19.0 million for the same period in the prior year due primarily to lower than expected sales, inventory provisions, sales of promotional inventory, provisions for returns, provisions against bad debts and higher operating costs.

         The effective blended tax rate for the year ended October 1995 was a credit of 4.0% compared to a rate of 10.2% for fiscal 1994. This is due to the effective USA tax rate of 34% combined with the 8.25% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary.

         Net loss for the year ended October 1995 was $21.7 million, down from net income of $17.2 million in fiscal 1994. The loss per common share in the year ended October 1995 was $0.95 as compared to net income per common share of $.81 for fiscal 1994.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable until the Company's 1998 Form 20-F.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth the directors and executive officers of the Company.

                           TERM
NAME                       EXPIRES    RESIDENCY     POSITION
----                       -------    ---------     --------

Robert E. Davids (1)       1998        Hong Kong     Vice-Chairman, Chief
                                                     Executive Officer and
                                                     Director

Jon N. Bengtson            1998        USA           Chairman of the Board and
                                                     Director

Patrick S. Feely (2)       1998        USA           President, Chief Operating
                                                     Officer and Director

David C.W. Howell          1998        Hong Kong     Executive Vice President,
                                                     Chief Financial Officer,
                                                     Chief Accounting Officer
                                                     and Director

Lam Siu Wing               1998        USA           Vice President, Engineering
                                                     and Director

Robert Townsend (3)(4)     1998        USA           Director

James O'Toole (3)(4)       1998        USA           Director

Millens W. Taft (3)(4)(5)  1998        USA           Director

Mary Hansen (6)            Resigned    USA           Director

Chan Sai Chung             N/A         Hong Kong     Vice President of Asia
                                                     Operations

Wong Kam Cheong            N/A         Hong Kong     Manufacturing Director

Hermen H.L. Yau            N/A         Hong Kong     MIS Director

Y.L. Wang                  N/A         China         Quality Director

Rick C.K. Chu              N/A         Hong Kong     International Sales
                                                     Administration Manager

Christopher Dingley        N/A         UK            General Manager, Radica
                                                     UK Ltd

Michael L. Pikett          N/A         Canada        President, Radica
                                                     Canada Ltd

(1) Mr. Davids was appointed Vice-Chairman of the Board of Directors on July 1, 1997 and resigned as President on that date.

(2)  Mr. Feely was appointed President and Chief Operating Officer on July 1,
     1997.

(3)  Member of the Audit Committee.

(4)  Member of the Compensation Committee.

(5)  Mr. Taft was appointed as an outside director on April 9, 1997.

(6)  Mrs. Hansen resigned as a director of the Board on April 9, 1997.

         Pursuant to the Shareholders Agreement between the controlling shareholders and the Company, the full Board of Directors of the Company consists of 11 members, elected as provided in such Shareholders Agreement. As of the date of this filing, eight such directors have been elected and are serving.

         Robert E. Davids has been the Chief Executive Officer of the Company since January 1994 and a director since December 1993. He was President of the Company from December 1993 to July 1997. Prior to 1993, Mr. Davids had been the Co-Chief Executive Officer with Mr. James Sutter and director of Radica HK since he joined the Company in 1988. Mr. Davids has over 30 years experience in the development, design and engineering of non-gambling casino gifts, commercial gaming machines, automobiles and other products. From 1984 until he joined the Company, he was the General Manager of Prospector Gaming Enterprises Inc., a casino in Reno, Nevada. From 1978 through 1984, Mr. Davids served in various positions at International Game Technology ("IGT"), including Director of Special Projects and Director of Engineering.

         Jon N. Bengtson, formerly the Executive Vice President and Chief Financial Officer of the Company, became the Chairman of the Board of the Company since January 1996, and has been a director of the Company since January 1994. He is currently the Executive Vice President and Chief Operating Officer of the Sands Regency Hotel and was formerly an Executive Vice President and Chief Operating Officer of the Company from September 1995 to January 1996. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regency in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Director until

December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with IGT, including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regency and its subsidiary, Patrician, Inc.

         Patrick S. Feely has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President of Fun Source, a Strottman International, Inc. company; President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988. Mr. Feely was also Director of the Toy Manufacturers Association from 1992 to 1995. He has a BA from Duke University and an MBA from the University of Michigan.

         David C.W. Howell has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was a Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst and Young in London, Hong Kong and Vietnam. He has a BSc from Nottingham University, is a member of the Institute of Chartered Accountants of England and Wales, and is a fellow of the Hong Kong Society of Accountants.

         Lam Siu Wing has been Vice President, Engineering and a director of the Company since January 1994. Prior to that, he had been the head of the Radica HK engineering department for eight years since he joined the Company in 1985. Mr. Lam has over 13 years of experience in plastic design and production engineering. Prior to joining the Company, he served as a project designer in the electrical appliance industry. Mr. Lam has a post graduate diploma in Engineering Management from City Polytechnic of Hong Kong.

         Robert Townsend has been a director of the Company since June 1994. He is best known as the author of "Up the Organization" and "Further Up the Organization". Mr. Townsend formerly held positions with Avis as its President and Chief Executive Officer and American Express as Senior Vice President of International Banking, Investment and Planning.

         James O'Toole has been a director of the Company since June 1994. He is currently Managing Director of Booz Allen Hamilton Leadership Center. Mr. O'Toole retired in 1994 from the faculty of the Graduate School of Business at the University of Southern California after a career of more than twenty years, where he held the University Associates' Chair of Management.

         Millens W. Taft has been a director of the Company since April 1997. He brings with him five decades of toy and games experience and currently advises companies in the toy industry on marketing, product development and licensing in both the domestic and international markets. He retired from the Milton Bradley Company in 1984, where is was Corporate Senior Vice President of Research and Development and was also a Director of the firm. Mr. Taft had been with Milton Bradley since graduating from Harvard Business School in June of 1949 with the degree of Master of Business Administration. From 1942 to 1945 he was in the military service with the 8th Air Force as First Lieutenant and Pilot. Upon his early retirement from Milton Bradley, he started his own company, Mel Taft & Associates in 1984, which helps companies in the USA and around the world with marketing, product development and licensing projects primarily in the Toy, Games, Craft, Specialty and International Markets.

         Chan Sai Chung has been Vice President of Asia Operations of the Company since October 1995. Prior to that, he was Technology Director of the Company from June 1994 to October 1995. From 1980 to 1994, Mr. Chan served in various positions with Digital Equipment International Limited, including Manufacturing Engineering Manager and Technology Manager. He graduated from the Hong Kong Polytechnic and has an MSc from the University of Warwick.

         Wong Kam Cheong has been the Director of Manufacturing for the Company since June 1994. Mr. Wong has over 18 years of experience in product design, R&D, production and sales in toys, consumer electronics and the electrical appliance industry. Mr. Wong has a BSc in Mechanical Engineering from Taiwan University, a post graduate diploma in Manufacturing Technology from City University, London and is a member of the Institute of Management, UK.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 16 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Y.L. Wang has been the Quality Director of the Company since December 1993. Prior to that, he was Head of the Quality Assurance Section of Foxboro Co. Ltd in Shanghai from 1986 to 1993 and a Quality Control Engineer from 1982 to 1986.

         Rick C.K. Chu has been the International Sales Administration Manager of the Company since April 1994. He has more than 16 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Christopher Dingley has been the General Manager and Company Secretary of Radica UK since January 1995. From January 1991 to December 1994 he acted for Radica as Manager of European Operations. From 1987 to 1991 he was the Sales Manager for Export Military Sales in the UK. Prior to that he worked for Chrysler Military Sales in Germany, Italy and the UK from 1982 to 1986.

         Michael L. Pikett has been President of Radica Canada Ltd since October 1994. From 1993 to 1994 Mr. Pikett was employed as a Commercial Attache for the Government of Quebec in Toronto. From 1986 to 1993 Mr. Pikett was employed as Vice President-General Manager Melitta Canada Inc. He was the Director of Sales for J.M. Schneider Inc. from 1980 to 1985. Mr. Pikett has over 28 years senior management experience in the Canadian market. He was born and educated in the UK, moving to Canada in 1968.

ITEM 11. COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 1997, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $1.28 million.

         Commencing in April 1997, each outside (i.e., non-employee and non-affiliated) director of the Company receives a fee of $600 for attendance at each meeting of the Board of Directors and a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company will not be paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Prior to April 1997, each outside director of the Company also received, in addition to the above, a $10,000 annual fee paid in quarterly installments.

         Prior to fiscal year 1996, each outside director received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election to the Board of Directors at an exercise price equal to the public offering price ($11.00 per share) of the Company's Common Stock and exercisable after one year from the date of grant. In January 1997, the board of directors resolved to reprice 30,000 stock options ($11.00 per share) each of two outside directors to market price as of the date of such meeting ($1.75 per share) and the change was ratified in the board meeting on April 9, 1997. In the same board meeting, one outside director was appointed and received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company at an exercise price equal to the average of bid and asked closing price ($3.125) on such date. Upon each re-election to the Board of Directors in 1995, 1996 and 1997, each outside director received non-qualified stock options to purchase 5,000 shares (15,000 shares in 1997, to reflect elimination of the $10,000 annual fee) of Common Stock of the Company at $3.66 per share, $1.50 and $3.125 per share, respectively. Upon re-election to the Board of Directors in 1998 and thereafter, each outside director will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. These subsequent options are also exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Davids, Feely and Bengtson have each entered into individual employment agreements with the Company. The employment agreements are for periods of two years each, from December 1997 for Mr. Bengtson and Mr. Davids. In the case of Mr. Feely, his employment agreement is also for a period of two years but it will be renewed in December 1998 due to a change of renewal date of his agreement in December 1997. Each employment agreement is terminable by the Company for cause. Messrs. Davids, Feely and Bengtson shall each receive minimum annual base salaries of $182,000, $185,000 and $43,200, respectively. The agreement with Mr. Bengtson, as amended in December 1995, is for part-time services. The employment agreements for Mr. Davids and Mr. Feely contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The agreement for Mr. Davids also requires that the Company provide him with a residence in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at $3.625 per share subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, after the end of each of the Company's 1998, 1999 and 2000 fiscal years, Mr. Feely will be granted 60,000 stock options (up to 180,000 shares in the aggregate) provided he achieves certain conditions as stated in the agreement.

CONSULTING AGREEMENT

         The Company, acting through its subsidiary Radica China Limited, entered into a one-year Consulting Agreement, dated November 1, 1997, with Mr. Millens W. Taft, one of the Company's outside directors. Under such agreement, Mr. Taft is to act as an independent contractor and is to assist in identifying, contacting and developing relationships with inventors and other product concept sources in the toy and game industry in order to develop new products for the Radica line of games. Mr. Taft will be paid a consulting fee of $10,000 per month for the first three months under the agreement, and $3,334 for each of the remaining nine months. Mr. Taft will bear his own costs and expenses in providing the consulting services other than certain travel, lodging, entertainment and similar expenses which will be reimbursed by the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 2.0 million shares. The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, twenty percent of the stock options vest and become exercisable on each of the first five anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

         In fiscal years 1994 and 1995, an aggregate of 1,181,000 options (exclusive of the outside directors' options referred to above, and net of stock options that were both issued and canceled in such years) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $8.50 to $8.53 per share. In addition, Mr. Bengtson was granted options under his employment agreement, as amended, to purchase 75,200 shares of the Company's Common Stock at an exercise price of $0.57 per share, which options are now fully vested.

         On January 4, 1996, the Company's Board of Directors authorized the officers of the Company to make offers to holders of options under the Company's Stock Option Plan (excluding the option plan for the Company's outside directors), in which each holder was offered the right to surrender existing options for cancellation, and receive new stock options for the same number of shares at a new exercise price (equal to $1.38 per share, the market price on January 4, 1996), and subject to the commencement of a new vesting period. The term of the new options will not extend beyond the ten-year period of the original options surrendered. The effect of this authorization was that holders of options who elected to surrender their previous options received new options at a lower exercise price subject to starting a new vesting period. The holders of 916,000 options previously granted accepted such offers. As referred to above, in January 1997 the Board of Directors approved a similar repricing of certain outside directors' options.

         In fiscal year 1996, an aggregate of 30,000 options (exclusive of the outside directors' options and the options issued in exchange for prior options, as referred to above, and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at an exercise price of $1.38 per share.

         In fiscal year 1997, an aggregate of 779,000 options (exclusive of the outside directors' options and the options issued in exchange for prior options, as referred to above, and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at an exercise price ranged from $1.09 to $12.25 per share.

         As a result of the foregoing, at the end of fiscal year 1997, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,571,000 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $0.57 to $12.25 per share, and of such amount a total of 1,130,000 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 185,000 outside director's options were outstanding at exercise prices ranging from $1.5 to $11 per share.

         Additional information with respect to stock options is contained in
Note 11 of the Notes to Consolidated Financial Statements included in this filing.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         In February 1994, prior to the Company's initial public offering, Messrs. Davids, Sutter and the Hansen Trust sold an aggregate of 2,100,000 shares of the Company's Common Stock to International Game Technology ("IGT"). In fiscal year 1996, the 2,100,000 shares of the Company owned by IGT were transferred back to the Company as part of a settlement of disputes between the Company and IGT relating to original equipment manufacturing by the Company for IGT which never come to fruition, and such shares are no longer outstanding.

         Messrs. Davids and Sutter, the Hansen Trust, IGT and the Company were parties to a shareholders agreement (the "Shareholders Agreement") which provides for certain matters relating to the management of the Company and ownership of its Common Stock. The Shareholders Agreement provides that the full Board of Directors should consist of 11 directors and that so long as each party other than the Company (each, a "Shareholder", and collectively the "Shareholders") owns at least 5% of the Company's outstanding Common Stock, each such Shareholder will be entitled to elect one Director at any meeting at which Directors are to be elected. IGT and Mr. Sutter no longer have rights pursuant to the Shareholders Agreement since they have disposed of their shares in the Company.

         The Shareholders Agreement also provides that the Board of Directors should include four independent directors, each of whom must be acceptable to the Shareholders, and three directors (each a "Company Director") nominated by the majority of the directors (other than the existing Company Directors) then in office. One of the Company Directors initially was Mr. Bengtson. The Shareholders Agreement sets forth certain other matters relating to the election and removal of directors. To date, the Company has never had a full complement of directors since the Company and the Shareholders have never fully exercised their rights under the Shareholders Agreement.

         The Shareholders Agreement also contained certain restrictions on transfers of shares of the Company's Common Stock by the Shareholders and a right of first refusal provision applicable to the Shareholders (other than the Hansen Trust). These provisions are now effectively inoperative since shares may be sold under Rule 144 or pursuant to the registration rights hereinafter mentioned. Additionally, Mr. Davids may freely dispose of his shares under the right of first refusal provision since there is now no other Shareholder who is entitled to exercise such right of first refusal. In 1997, the Company proposed an amendment to the Shareholders Agreement to formally eliminate the provisions with respect to the election and removal of directors, since such provisions have never been utilized, and the restrictions on transfer and right of first refusal, but such proposal has not yet been acted upon by Mr. Davids and the Hansen Trust.

         Pursuant to the Shareholders Agreement, the Company has agreed, at any time after February 16, 1996 and subject to certain specified conditions, to use its reasonable efforts to prepare and file one registration statement on behalf of each Shareholder (the "Demand Registration Rights") under the Securities Act of 1933, and to use its reasonable efforts to qualify the shares for offer and sale under any applicable U.S. state securities laws. The Shareholders Agreement also grants each Shareholder certain "piggyback" registration rights entitling each Shareholder, at any time after February 16, 1996, to sell Common Stock in certain registered offerings of equity securities of the Company. These "piggyback" registration rights are exercisable by each Shareholder only twice. The foregoing registration rights are subject to other limitations set forth in the Shareholders Agreement. In 1997, the Company effected a demand registration at the request of Mr. Davids and also included certain shares at the request of the Hansen Trust. Such registration covered an aggregate of 1,855,000 million shares, most of which were sold in the fall of 1997.

         The Shareholders Agreement provides that the foregoing restrictions on transfer, rights of first refusal and provisions relating to the election of directors will terminate on March 31, 2004.

         Additional information on management transactions is contained under Items 11 and 12 above.

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not Applicable

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         None or Not Applicable

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                           PAGE

         Independent Auditors' Report                                   F-1
         Consolidated Balance Sheets                                    F-2
         Consolidated Statements of Operations                          F-3

         Consolidated Statements of Shareholders' Equity                F-4
         Consolidated Statements of Cash Flows                          F-5
         Notes to Consolidated Financial Statements                     F-7

ITEM 19.          FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements
                                                                        PAGE
           Independent Auditors' Report                                 F-1

           Consolidated Balance Sheets                                  F-2

           Consolidated Statements of Operations                        F-3

           Consolidated Statements of Shareholders' Equity              F-4

           Consolidated Statements of Cash Flows                        F-5

           Notes to Consolidated Financial Statements                   F-7

(b)      Exhibits

         *3.1      Memorandum of Association

         *3.2      Bye-Laws

         *3.3      Certificate of Incorporation on Change of Name

         *4.1      Specimen Certificate for the Shares of Common Stock

         *10.1 Processing Agreement, dated December 4, 1991, between Radica HK and foreign Economic Development Co. of Humen Town, Dongguan, relating to the Tai Ping Factory

         *10.2 Processing Agreement, dated December 27, 1993, between Radica HK and Foreign Economic Development Co. of Humen Town, Dongguan

         10.3      [Reserved]

         *10.4 Shareholders Agreement, dated January 12, 1994, among the Company and the shareholders parties thereto

         *10.5 Amendment to Shareholders Agreement, dated as of February 16, 1994, among the Company and the shareholders party thereto.

         *10.6 Form of Employment Agreement, between Radica Games Limited and Robert E. Davids

         #10.6(a)  April 1996 Amendment to such Employment Agreement.

         10.6(b)   December 1997 Amendment to such Employment Agreement.

         10.7      [Reserved]

         *10.8 Employment Agreement, dated as of November 28, 1993, among Radica HK, Radica USA and Jon N. Bengtson

         *10.8(a) Form of Amendment to Employment Agreement among Radica Games Limited, Radica HK, Radica USA and Jon N. Bengtson.

         #10.8(b)  December 1995 Amendment to such Employment Agreement.

         10.8(c)   December 1997 Amendment to such Employment Agreement.

         *10.9     1994 Stock Option Plan

         10.10 1994 Stock Option Plan, as amended in April 1997 to increase options

         10.11 Employment Agreement, dated as of May 16, 1997, among Radica USA, Radica Games Limited and Patrick Feely

         10.11(a)  December 1997 Amendment to such Employment Agreement.

         10.12 Consulting Agreement, dated November 1, 1997 between Radica China Limited and Millens W. Taft

         10.13     [Reserved]

         *10.14 Form of Common Stock Purchase Agreement, for Radica USA, between Radica Games Limited and the Sellers named therein

         *10.15 Form of Common Stock Purchase Agreement, for Disc, Inc., between Radica Games Limited and the Sellers named therein

         @10.16 Cooperative Joint Venture Contract of D.G. Radica Games Manufacturing Co., Ltd., dated June 24, 1994

         11.1      Statement re Computation of Per Share Earnings

         21.1      List of subsidiaries

         23.1      Consent of Deloitte Touche Tohmatsu

         +23.2 Consent of Deloitte Touche Tohmatsu of change in accounting policy

    * Incorporated by reference to Registration Statement on Form F-1, File No. 33-75794 filed by the Registrant.

    @ Incorporated by reference to Form 20-F for the year ended October 31, 1994.

    + Incorporated by reference to Form 20-F for the year ended October 31, 1995.

    # Incorporated by reference to Form 20-F for the year ended October 31, 1996.

                              RADICA GAMES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS





                                                                        Page

Independent Auditors' Report.............................................F-1

Consolidated Balance Sheets..............................................F-2

Consolidated Statements of Operations....................................F-3

Consolidated Statements of Shareholders' Equity  ........................F-4

Consolidated Statements of Cash Flows....................................F-5

Notes to the Consolidated Financial Statements ..........................F-7

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


         We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with accounting principles generally accepted in the United States of America.




/S/ Deloitte Touche Tohmatsu

HONG KONG
December 17, 1997

                              RADICA GAMES LIMITED

                           CONSOLIDATED BALANCE SHEETS
                  (US dollars in thousands, except share data)

                                                                          At October 31,
                                                                  ------------------------------
                                                                       1997            1996
                                                                  --------------  --------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                              $ 33,504         $ 8,527
Short-term investments (Note 3)                                           2,050              77
Accounts receivable, net of allowances for doubtful
  accounts of $908 in 1997 and $234 in 1996 and estimated
  customer returns of $2,327 in 1997 and $817 in 1996                    18,740           9,624
Inventories, net of provision of $3,479 in 1997 and
  $8,419 in 1996 (Note 5)                                                11,741          10,984
Prepaid expenses and other current assets                                   681             547
                                                                  --------------  --------------

        Total current assets                                             66,716          29,759
                                                                  --------------  --------------

INVESTMENT IN AFFILIATED COMPANY (Note 6)                                   194               -
                                                                  --------------  --------------

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)                              12,539          12,937
                                                                  --------------  --------------

DEFERRED INCOME TAXES (Note 8)                                                -              29
                                                                  --------------  --------------

        Total assets                                                   $ 79,449        $ 42,725
                                                                  ==============  ==============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                                           $ -            $ 99
Accounts payable                                                         10,370           5,535
Accrued payroll and employee benefits                                     1,249             686
Commissions payable                                                         915             476
Accrued sales expenses                                                    1,254           1,827
Accrued warranty expenses                                                 2,161           1,554
Accrued other expenses                                                    1,615             690
Income taxes payable                                                        213              45
Deferred income taxes (Note 8)                                               79               -
                                                                  --------------  --------------

        Total current liabilities                                        17,856          10,912
                                                                  --------------  --------------

SHAREHOLDERS' EQUITY
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,860,200 shares outstanding (20,680,000 at
  Oct. 31, 1996) (Note 10)                                                  209             207
Additional paid-in capital                                               28,589          28,371
Retained earnings                                                        32,800           3,214
Cumulative translation adjustment                                            (5)             21
                                                                  --------------  --------------

       Total shareholders' equity                                        61,593          31,813
                                                                  --------------  --------------

       Total liabilities and shareholders' equity                      $ 79,449        $ 42,725
                                                                  ==============  ==============


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (US dollars in thousands, except share data)

                                                                                YEAR ENDED OCTOBER 31,
                                                                ----------------------------------------
                                                                    1997          1996*         1995*
                                                                ------------  ------------  ------------
REVENUES:
Net sales                                                          $ 87,760      $ 47,535      $ 52,650
Cost of sales                                                       (40,888)      (30,696)      (34,640)
                                                                ------------  ------------  ------------
Gross profit                                                         46,872        16,839        18,010
                                                                ------------  ------------  ------------

OPERATING EXPENSES:
Selling, general and administrative expenses                        (14,403)      (11,752)      (21,105)
Research and development                                             (2,099)       (1,699)       (2,084)
Write down of assets (Note 12)                                            -             -       (15,318)
Depreciation and amortization                                        (2,278)       (1,594)       (1,591)
                                                                ------------  ------------  ------------
Total operating expenses                                            (18,780)      (15,045)      (40,098)
                                                                ------------  ------------  ------------

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS                   28,092         1,794       (22,088)

OTHER INCOME                                                            915           748           329

SHARE OF LOSS OF AFFILIATED COMPANY                                    (141)            -             -

NET INTEREST INCOME (EXPENSE)                                           913          (165)         (628)
                                                                ------------  ------------  ------------

INCOME (LOSS) FROM CONTINUING  OPERATIONS
  BEFORE INCOME TAXES AND UNUSUAL ITEM                               29,779         2,377       (22,387)

UNUSUAL ITEM (Note 4)                                                     -           709             -
                                                                ------------  ------------  ------------

INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                                     29,779         3,086       (22,387)

(PROVISION) CREDIT FOR INCOME TAXES                                    (193)          120           897
                                                                ------------  ------------  ------------

INCOME (LOSS) FROM CONTINUING
  OPERATIONS AFTER INCOME TAXES                                      29,586         3,206       (21,490)

DISCONTINUED OPERATION: (Note 9)
  Loss from operation of Pub Poker business (less applicable
   income tax benefit of $110 in 1995)                                    -        (1,712)         (233)
                                                                ------------  ------------  ------------

NET INCOME (LOSS)                                                  $ 29,586       $ 1,494     $ (21,723)
                                                                ============  ============  ============

EARNINGS PER SHARE - PRIMARY:
Income (loss) from continuing operations                             $ 1.36        $ 0.15       $ (0.94)
Effect of discontinued operation                                       -            (0.08)        (0.01)

Net earnings (loss) per share and common stock equivalents           $ 1.36        $ 0.07       $ (0.95)
                                                                ============  ============  ============

Average number of shares
  and common stock equivalents outstanding                       21,798,013    21,439,452    22,780,000
                                                                ============  ============  ============

EARNINGS PER SHARE - ASSUMING FULL DILUTION:
Income (loss) from continuing operations                             $ 1.34        $ 0.15       $ (0.94)
Effect of discontinued operation                                       -            (0.08)        (0.01)

Net earnings (loss) per share and common stock equivalents           $ 1.34        $ 0.07       $ (0.95)
                                                                ============  ============  ============

Average number of shares
  and common stock equivalents outstanding                       22,112,317    21,439,452    22,780,000
                                                                ============  ============  ============

* Restated to conform with 1997 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (US dollars in thousands)

                                              Common stock            Additional                   Cumulative      Total
                                           Number                      paid-in       Retained     translation   shareholders'
                                         of shares       Amount        capital       earnings      adjustment      equity
                                        ------------- -------------  ------------- -------------  ------------- -------------

Balance at October 31, 1994               22,780,000           228         28,129        23,443             21        51,821
Grant of stock option                              -             -            199             -              -           199
Net loss                                           -             -              -       (21,723)             -       (21,723)
                                        ------------- -------------  ------------- -------------  ------------- -------------

Balance at October 31, 1995               22,780,000           228         28,328         1,720             21        30,297
Cancellation of common stock (Note 10)    (2,100,000)          (21)            21             -              -             -
Grant of stock option                              -             -             22             -              -            22
Net income                                         -             -              -         1,494              -         1,494
                                        ------------- -------------  ------------- -------------  ------------- -------------

Balance at October 31, 1996               20,680,000         $ 207       $ 28,371       $ 3,214           $ 21      $ 31,813
Stock option exercised                       180,200             2            218             -              -           220
Net income                                         -             -              -        29,586              -        29,586
Foreign currency translation                       -             -              -             -            (26)          (26)
                                        ------------- -------------  ------------- -------------  ------------- -------------
Balance at October 31, 1997               20,860,200         $ 209       $ 28,589      $ 32,800           $ (5)     $ 61,593
                                        ============= =============  ============= =============  ============= =============


          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)

                                                                                          Year ended October 31,
                                                                  ----------------------------------------------------
                                                                        1997             1996               1995
                                                                  ----------------  ----------------   ---------------
Cash flow from operating activities:
Net income (loss)                                                        $ 29,586           $ 1,494         $ (21,723)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Deferred income taxes                                                      108                 -               159
   Depreciation                                                             1,613             1,594             1,591
   Amortization                                                               665                 -                 -
   Share of loss of affiliated company                                        141                 -                 -
   (Gain) Loss on disposal and write off of
      property, plant and equipment                                           (21)              (97)              642
   Write off of molds                                                           -                 -             1,478
   Write off of other assets                                                    -                 -               172
   Provision for compensation expense related to
     stock options                                                              -                22               199
   Effect on mark to market of money market funds                               -                 -                 2
   Changes in assets and liabilities:
     Accounts receivable                                                   (9,142)              618            15,735
     Inventories                                                             (757)            5,488            16,750
     Prepaid expenses and other current assets                               (134)              (16)            1,167
     Accounts payable                                                       4,835             2,529            (7,395)
     Accrued payroll and employee benefits                                    563               445              (114)
     Commissions payable                                                      439              (527)             (688)
     Accrued sales expenses                                                  (573)             (277)            2,104
     Accrued warranty expenses                                                607             1,101                (6)
     Accrued other expenses                                                   925            (1,820)              734
     Income taxes payable                                                     168             1,351            (3,456)
                                                                  ----------------  ----------------   ---------------

Net cash provided by operating activities                                  29,023            11,905             7,351
                                                                  ----------------  ----------------   ---------------

Cash flow from investing activities:
Increase in short-term investments                                         (1,973)                -                 -
Proceeds from sale of property, plant and equipment                            61               929                 -
Purchase of property, plant and equipment                                  (1,255)             (874)           (6,371)
Proceeds from the sales of money market funds                                   -             3,151                 -
Investment in an affiliate company                                         (1,000)                -                 -
                                                                  ----------------  ----------------   ---------------

Net cash (used in) provided by investing activities                        (4,167)            3,206            (6,371)
                                                                  ----------------  ----------------   ---------------

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)

                                                                                          Year ended October 31,
                                                                  ----------------------------------------------------
                                                                        1997             1996               1995
                                                                  ----------------  ----------------   ---------------
Cash flow from financing activities:
Funds from sale and lease back arrangements                                     -                 -               488
Repayment of  note payable                                                      -                 -            (3,000)
Funds from stock options exercised                                            220                 -                 -
Decrease in short-term borrowings                                               -           (13,970)           (1,503)
Repayment of long-term debt                                                   (99)             (371)             (246)
                                                                  ----------------  ----------------   ---------------

Net cash provided by (used in) financing activities                           121           (14,341)           (4,261)
                                                                  ----------------  ----------------   ---------------

Net increase (decrease) in cash and cash equivalents                     $ 24,977             $ 770          $ (3,281)

Cash and cash equivalents:
   Beginning of year                                                        8,527             7,757            11,038
                                                                  ----------------  ----------------   ---------------

   End of year                                                           $ 33,504           $ 8,527           $ 7,757
                                                                  ================  ================   ===============

Supplementary disclosures of cash flow information:
Cash paid during the year:
   Interest                                                                  $ 12             $ 413           $ 1,374
   Income taxes                                                                 -                 -             2,399
Non cash transactions:
   Property, plant and equipment acquired under
     capital leases                                                             -                 -                28


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 30 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Investments -- Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $122, $102 and $202 in 1997, 1996 and 1995 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits other than pensions to employees and post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 11.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents result from dilutive stock options. The effect of such common stock equivalents on net income
     (loss) per share is computed using the treasury stock method. On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". This pronouncement provides for the calculation of Basic and Diluted earnings per share which is different from the current calculation of Primary and Fully Diluted earnings per share. The Company will adopt this SFAS in the coming financial year.


     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

     New accounting standards adopted early - The Company has chosen to adopt early the SFAS No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosure about Segments of an Enterprise and Related Information", in this year. Regarding the reporting of comprehensive income, since the Company did not have any material items of other comprehensive income in each of the three years in the period ended October 31, 1997, the net income reported in the consolidated statements of operation is equivalent to the total comprehensive income. Further, as the Company has only one operating segment, the adoption of SFAS No. 131 did not result in any restatement of comparative information.

     Reclassifications - Certain reclassifications have been made to prior years amounts to conform with the 1997 presentation.

3.   SHORT-TERM INVESTMENTS

     The Company's short-term investments, all of which are classified as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consist primarily of United States government and Federal agency securities and are stated at market value. No unrealized gain or loss on these investments was recognized during the year.

4.   UNUSUAL ITEM

     During the second quarter of 1996, a gain of $709 was made from the sale of a property in Hong Kong.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                   October 31,
                                ----------------------
                                 1997            1996
                                -------        -------

      Raw materials             $ 2,786        $ 1,002
      Work in progress            2,889          2,012
      Finished goods              6,066          7,970
                                -------        -------
                                $11,741        $10,984
                                =======        =======


6.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company acquired 123,000 of the capital stock of U-Tel, Inc., a private company incorporated in Nevada, United States of America, and engaged in research and development of telecommunication equipment, for $1 million in cash. This investment represents a 34.6% interest. U-Tel, Inc., is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, has been charged to operations for the year ended October 31, 1997.

7.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                     October 31,
                                               ---------------------
                                                1997           1996
                                               -------       -------

       Land and buildings                      $ 9,882       $ 9,882
       Plant and machinery                       3,633         3,031
       Furniture and equipment                   3,184         2,812
       Leasehold improvements                    1,318         1,180
                                               -------       -------
            Total                              $18,017       $16,905
       Less: Accumulated depreciation and
                 amortization                   (5,478)       (3,968)
                                               -------       -------
            Total                              $12,539       $12,937
                                               =======       =======

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   PROPERTY, PLANT AND EQUIPMENT (Continued)

     Included in property, plant and equipment are assets acquired under capital leases with the following net book values:

                                                         October 31,
                                                        --------------
                                                        1997     1996
                                                        -----    -----

               Plant and machinery - cost                $ -     $ 685
               Less: accumulated depreciation              -      (217)
                                                        -----    -----
                                                         $ -     $ 468
                                                        =====    =====


     No amortization of capital lease assets was included in depreciation and amortization expenses in the accompanying statements of operations, for the year ended October 31, 1997. For the years ended October 31, 1996 and 1995, such amortization of capital lease assets amounted to $137 and $136, respectively.

8.   INCOME TAXES

     The components of income (loss) from continuing operations before income taxes are as follows:

                                                    Year ended October 31,
                                             ---------------------------------
                                               1997       1996         1995
                                             --------   --------     --------

United States                                $ 2,167    $   910      $(17,561)
Foreign subsidiaries operating in :
     People's Republic of China               27,544      1,348        (5,210)
     Hong Kong                                    68        828           384
                                             --------   --------     --------
                                             $29,779    $ 3,086      $(22,387)
                                             ========   ========     ========


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary has incurred a tax loss since its commencement of operations. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The (provision) credit for income taxes consists of the following:

                                                       Year ended October 31,
                                          ----------------------------------
                                            1997        1996         1995
                                          --------     -------     --------

      Hong Kong
           Current income tax              $ (123)       $ 45        $  (68)
           Deferred                             -           -            (8)
                                          --------     -------     ---------
                                           $ (123)       $ 45        $  (76)
      United States
           State tax benefit, net of
               federal tax benefit           $ 38        $ 75        $1,125
           Deferred                          (108)          -          (152)
                                          --------     -------     ---------
                                            $ (70)       $ 75        $  973
                                          --------     -------     ---------

                                           $ (193)      $ 120        $  897
                                          ========     =======     =========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     A reconciliation between the (provision) credit for income taxes computed by applying the statutory tax rates in the United States for 1997, 1996 and 1995 to income (loss) from before income taxes and the actual (provision) credit for income taxes is as follows:

                                                       Year ended October 31,
                                                   -----------------------------
                                                       1997      1996      1995
                                                   ----------  --------  -------

US statutory rate                                        34%       34%       34%
                                                   ----------  --------  -------

(Provision) credit for income taxes at
  statutory rate on income (loss) for the year     $(10,125)   $(1,049)  $7,612
State income taxes                                       (7)        95      154
International rate differences                        9,807        365      (67)
Accounting (losses) gains for which deferred
  income tax cannot be recognized                      (430)       302   (1,772)
Decrease (increase) in valuation allowance              854        293   (5,553)
Prior year tax adjustments                               -          -       361
Other                                                  (292)       114       52
                                                   ----------  --------  -------
Income tax (provision) credit                      $   (193)   $   120   $  787
                                                   ==========  ========  =======

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At October 31, 1997 and 1996 deferred income taxes comprised:

                                                      October 31,
                                                 ----------------------
                                                  1997          1996
                                                 --------      --------
      Deferred tax (liabilities) assets:
      Excess of tax over financial
           reporting depreciation                  $ (79)         $ (79)
      Tax losses                                   1,173          2,150
      Bad debt allowance                             309             25
      Advertising allowances                         244             88
      Inventory obsolescence reserve                 643          1,857
      Accrued sales adjustments and returns        1,321            691
      Other                                          716            557
                                                 --------      --------
                                                   4,327          5,289
      Valuation allowance                         (4,406)        (5,260)
                                                 --------      --------
                                                   $ (79)         $ 29
                                                 ========      ========


     At October 31, 1997, the Company had a net operating loss carried forward available for US income tax reporting purposes of approximately $3,450 which expires beginning in 2011.

9.   DISCONTINUED OPERATION

     On July 31, 1996 the Company adopted a plan to discontinue its Pub Poker operations. All products and raw materials relating to Pub Poker were disposed of by October 31, 1996 either by means of sale at discounted prices or by scrapping, and in addition, an after tax operating loss of $256 was realized. The loss from Pub Poker operations has been accounted for as a discontinued operation.

10.  COMMON STOCK

     During fiscal 1996, 2,100,000 shares previously owned by International Game Technology (IGT) were cancelled as consideration for the Company's agreement to dissolve a contract with IGT. A corresponding amount was transferred to additional paid-in capital.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meeting in April 1997, the Stock Option Plan's aggregate number of common stock increased by 400,000 to 2,000,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the Company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercise price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange.

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of Common Stock of the Company at $3.66 per share and $1.50 per share, respectively. Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the current market price on such date.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

11.  STOCK OPTIONS (Continued)

     Option activity for each of the three fiscal years ended October 31, 1995, 1996 and 1997:-

                                                          Weighted average
                                           Number          exercise price
                                         of shares            per share
                                       (in thousands)

Outstanding at October 31, 1994             1,324             $ 7.54
Options granted                               195               8.13
Options cancelled                            (250)              8.50
Options exercised                              -                -
                                           ------
Outstanding at October 31, 1995             1,269               7.44
Options granted                             1,091               1.37
Options cancelled                           1,194)              7.12
Options exercised                              -                -
                                           ------
Outstanding at October 31, 1996             1,166               2.09
Options granted                               856               2.98
Options cancelled                             (86)              8.22
Options exercised                            (180)              1.22
                                           -------
Outstanding at October 31, 1997             1,756               2.31
                                           =======

Exercisable at October 31, 1997               137               2.67

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

11.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of October 31, 1997:

                                      Options Outstanding                                  Options exercisable
                     ---------------------------------------------------------     ----------------------------------
                                                          Weighted average
                                    Weighted average          remaining                          Weighted average
Exercise                Number       exercise price          contractual             Number       exercise price
price range            of shares        per share           life (years)            of shares        per share
                     (in thousands)                                                (in thousands)
0.567 to 2.000             1,167         1.30                  8.32                     104              1.09
2.001 to 4.000               480         3.45                  9.44                      15              3.66
4.001 to 6.000                10         5.00                  9.62                       -              -
6.001 to 8.000                59         6.77                  9.74                       -              -
8.001 to 10.000                5         8.63                  9.80                       -              -
10.001 to 12.250              35        11.18                  7.11                      18             11.00
                         --------                                                    ------
                           1,756         2.31                  8.66                     137              2.67
                         ========                                                    ======


     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.59, $0.71 and $1.89 per option for 1997, 1996 and 1995, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   Year ended October 31,
                                             -------------------------------
                                               1997        1996      1995
                                             ---------   --------   --------

Expected life of options                      5 years     5 years   5 years
Risk-free interest rate                       6.50%       6.25%      6.5%
Expected volatility of underlying stock        50%         50%       50%
Dividends                                       0%          0%        0%


     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

11.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) earnings (loss) per share would have been reduced to the pro forma amounts as follows:

                                                   Year ended October 31,
                                       ----------------------------------------
                                          1997          1996         1995
                                       ---------    ----------   ----------

Pro forma net income (loss)            $ 29,154       $ 1,202    $ (21,919)
Pro forma earnings (loss) per share    $   1.34       $  0.06        (0.96)


12.  WRITE DOWN OF ASSETS

     During the year ended October 31, 1995, the Company wrote down the following assets:

          Inventory -- obsolescense and slow moving reserve     $ 11,116
          Inventory -- market value reserve                          757
          Accounts receivable -- write off                         1,670
          Closure of Mexican factory                                 297
          Write off of unamortized mold costs                      1,478
                                                               ----------
                                                                $ 15,318
                                                               ==========

13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has two customers which accounted for more than twenty percent and eighteen percent of net sales in fiscal 1997, two customers which accounted for more than twenty and sixteen percent of net sales in fiscal year 1996 and had two customers which accounted for more than thirteen percent each and one customers which accounted for more than ten percent of net sales in fiscal year 1995. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and short-term investments, accounts receivable and accounts payable are reasonable estimates of their fair value.

15.  COMMITMENTS AND CONTINGENCIES

     The Company leases several warehouses and equipment under operating leases. Total expense for the operating leases was $358, $411 and $466 in 1997, 1996 and 1995, respectively.

     At October 31, 1997, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                          Operating
                                                           leases

                  1998                                      $ 285
                  1999                                        201
                  2000                                        188
                  2001                                         56
                  2002                                         30
                                                           -------
                  Total minimum lease payments              $ 760
                                                           =======


     At October 31, 1997, certain leasehold land and buildings with a net book value of $4,994 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

16.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $191, $141 and $144 for the years ended October 31, 1997, 1996 and 1995, respectively.

17.  LITIGATION

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering were consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered final judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion. Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

18.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                             Year ended October 31,
                               -------------------------------------------------
                                   1997              1996               1995
                               ------------      ------------       ------------

    Net sales:
         United States            $ 57,478          $ 33,036           $ 48,329
         PRC and Hong Kong          28,537            13,456              3,887
         Other                       1,745             1,043                434
                               ------------      ------------       ------------
                                  $ 87,760          $ 47,535           $ 52,650
                               ============      ============       ============
    Operating income (loss):
         United States             $ 2,269             $ 973          $ (16,741)
         PRC and Hong Kong          25,990               906             (5,157)
         Other                        (167)              (85)              (190)
                               ------------      ------------       ------------
                                  $ 28,092           $ 1,794          $ (22,088)
                               ============      ============       ============
    Identifiable assets:
         United States            $ 24,745          $ 16,011           $ 19,797
         PRC and Hong Kong          53,639            25,313             33,528
         Other                       1,065             1,401                729
                               ------------      ------------       ------------
                                  $ 79,449          $ 42,725           $ 54,054
                               ============      ============       ============

     A significant portion of PRC and Hong Kong net sales were export sales to the United States.

                              RADICA GAMES LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                (US dollars in thousands, except per share data)

 19.  VALUATION AND QUALIFYING ACCOUNTS

                                                  Year ended October 31,
                                         ---------------------------------------
                                             1997         1996         1995
                                         -----------   ----------   ----------

Beginning of year:
     Allowances for doubtful accounts         $ 234      $ 1,572         $ 96
     Estimated customer returns                 817        1,790          138
     Provision for inventories                8,419       11,873            -
                                         -----------   ----------   ----------
                                            $ 9,470     $ 15,235        $ 234
                                         ===========   ==========   ==========
Charged to cost and expenses:
     Allowances for doubtful accounts         $ 818         $ 70      $ 1,476
     Estimated customer returns               1,995        1,250        1,652
     Provision for inventories                    -            -       11,873
                                         -----------   ----------   ----------
                                            $ 2,813      $ 1,320     $ 15,001
                                         ===========   ==========   ==========
Release of provision:
     Allowances for doubtful accounts        $ (144)    $ (1,408)         $ -
     Estimated customer returns                (485)      (2,223)           -
     Provision for inventories               (4,940)      (3,454)           -
                                         -----------   ----------   ----------
                                           $ (5,569)    $ (7,085)         $ -
                                         ===========   ==========   ==========

End of year:
     Allowances for doubtful accounts         $ 908        $ 234      $ 1,572
     Estimated customer returns               2,327          817        1,790
     Provision for inventories                3,479        8,419       11,873
                                         -----------   ----------   ----------
                                            $ 6,714      $ 9,470     $ 15,235
                                         ===========   ==========   ==========

                              RADICA GAMES LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                (US dollars in thousands, except per share data)

20.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   Quarter ended
                                    -------------------------------------------
                                    Jan. 31    Apr. 30    Jul. 31     Oct. 31
                                    ---------  ---------  ---------  ---------
Fiscal 1997
   Net sales                        $ 12,668   $ 12,175   $ 22,532   $ 40,385
   Gross profit                        5,476      5,422     11,671     24,303
   Net income (loss)                   2,522      2,317      7,147     17,600
   Net income (loss) per share
     and common stock equivalents       0.12       0.11       0.34       0.79

Fiscal 1996
   Net sales                         $ 9,052    $ 3,918   $ 11,989   $ 22,576
   Gross profit                        2,982        290      3,260     10,307
   Net income(loss)                     (727)      (978)    (1,045)     4,244
   Net income (loss) per share
     and common stock equivalents      (0.03)     (0.05)     (0.05)      0.21

Common Share Price
                                                      High           Low
1997 Quarter
   Fourth.......................................     15 3/8          7 1/2
   Third........................................      7 7/8          2 7/8
   Second.......................................      4 1/8          2 3/8
   First........................................      3 1/4          1 1/16

1996 Quarter
   Fourth.......................................      1 3/4            3/4
   Third........................................      1 15/16          15/16
   Second.......................................      2              1 1/4
   First........................................      2 1/2          1 1/8

1995 Quarter
   Fourth.......................................      3              1 3/8
   Third........................................      3 3/4          2 1/2
   Second.......................................      5              3
   First........................................      7              4 3/4

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADICA GAMES LIMITED




Date: December 19, 1997                           /S/ David C.W. Howell
      --------------------------------------      ---------------------
                                                  David C.W. Howell
                                                  Executive Vice President
                                                  Chief Financial Officer

EXHIBIT INDEX


  *3.1        Memorandum of Association

  *3.2        Bye-Laws

  *3.3        Certificate of Incorporation on Change of Name

  *4.1        Specimen Certificate for the Shares of Common Stock

  *10.1 Processing Agreement, dated December 4, 1991, between Radica HK and foreign Economic Development Co. of Humen Town, Dongguan, relating to the Tai Ping Factory

  *10.2 Processing Agreement, dated December 27, 1993, between Radica HK and Foreign Economic Development Co. of Humen Town, Dongguan

   10.3       [Reserved]

  *10.4 Shareholders Agreement, dated January 12, 1994, among the Company and the shareholders parties thereto

  *10.5 Amendment to Shareholders Agreement, dated as of February 16, 1994, among the Company and the shareholders party thereto.

  *10.6 Form of Employment Agreement, between Radica Games Limited and Robert E. Davids

  #10.6(a)    April 1996 Amendment to such Employment Agreement.

   10.6(b)    December 1997 Amendment to such Employment Agreement.

   10.7       [Reserved]

  *10.8 Employment Agreement, dated as of November 28, 1993, among Radica HK, Radica USA and Jon N. Bengtson

  *10.8(a) Form of Amendment to Employment Agreement among Radica Games Limited, Radica HK, Radica USA and Jon N. Bengtson.

  #10.8(b)    December 1995 Amendment to such Employment Agreement.

   10.8(c)    December 1997 Amendment to such Employment Agreement.

  *10.9       1994 Stock Option Plan

   10.10 1994 Stock Option Plan, as amended in April 1997 to increase options

   10.11 Employment Agreement, dated as of May 16, 1997, among Radica USA, Radica Games Limited and Patrick Feely

   10.11(a)   December 1997 Amendment to such Employment Agreement.

   10.12 Consulting Agreement, dated November 1, 1997 between Radica China Limited and Millens W. Taft

   10.13      [Reserved]

  *10.14 Form of Common Stock Purchase Agreement, for Radica USA, between Radica Games Limited and the Sellers named therein

  *10.15 Form of Common Stock Purchase Agreement, for Disc, Inc., between Radica Games Limited and the Sellers named therein

  @10.16 Cooperative Joint Venture Contract of D.G. Radica Games Manufacturing Co., Ltd., dated June 24, 1994

   11.1       Statement re Computation of Per Share Earnings

   21.1       List of subsidiaries

   23.1       Consent of Deloitte Touche Tohmatsu

  +23.2       Consent of Deloitte Touche Tohmatsu of change in accounting policy

* Incorporated by reference to Registration Statement on Form F-1, File No. 33-75794 filed by the Registrant.

@ Incorporated by reference to Form 20-F for the year ended October 31, 1994.

+ Incorporated by reference to Form 20-F for the year ended October 31, 1995.

# Incorporated by reference to Form 20-F for the year ended October 31, 1996.