Form 20-F
period 1998-10-31
RADICA GAMES LTD
filed 1998-12-22
CIK 919642

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _____________________ to ________________________
Commission File Number: 0-23696


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

    Title of each class                              Amount Outstanding
    -------------------                              ------------------
Common Stock, Par Value $.01                             18,864,294

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes X     No
        ---      ---

Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17     Item 18  X
            ----        ----

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

         Radica Games Limited ("the Company") designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

         The Company is a leading seller of handheld electronic games in the United States and several other worldwide markets. The Company began its business with Casino handheld and table top game products and then diversified its business to other handheld electronic game categories including sports, heritage and action games. In 1998 the Company's largest category in sales was fishing games in which, according to the NPD group, the Company was the dominant seller in 1998 as was also the case with Casino games.

         The Company's principal products include a range of Fishing games, Combat games, Sports games, Casino games, Heritage games and Extreme games. The Company expects to produce new electronic handheld games in 1999 (see New Product Introduction). The Company's products are based on familiar games or sports that have been played for generations and are designed to be played with little or no instruction. The Company currently offers over 50 models with retail prices ranging from $5 to $50.

         In April 1998, the Company acquired the business and assets of KidActive, LLC, dba Girl Tech(TM), of San Rafael, California. Girl Tech(TM) has created a line of personal electronic products for girls that were introduced at the New York Toy Fair in February 1998. The acquisition is intended to allow the Company to expand into the girls electronics market, a rapidly growing segment of the toy industry.

         The Company also undertakes Original Design Manufacturing ("ODM") for the Hasbro Games Group, producing well-known electronic versions of games such as Yahtzee(TM), Trivial Pursuit(TM) and Monopoly(TM).

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

Background

         The Company completed an Initial Public Offering (IPO) in May, 1994. Prior to the IPO, the principal shareholders of the Company conducted the Company's business through two separate, jointly owned companies (Radica Limited, which manufactured the Company's products, and Radica USA, which distributed and currently distributes products in the United States) and through a third company, Disc Inc., that was solely owned by Robert E. Davids, Chief Executive Officer of the Company, which provided certain design and engineering services to Radica Limited ("Radica HK"), and now provides similar services to Radica China Limited ("Radica China") and Radica Games Limited ("Radica Games").

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

         Radica initially had its products assembled in Hong Kong by subcontractors and sold through distributors in the United States. Between 1988 and 1990, the Company brought certain of its production activities in house. At the beginning of 1992, the Company opened a factory in Tai Ping, China, moving its production activities from Hong Kong to southern China. In April 1992, Mr. Sutter, Mr. Hansen and Mr. Davids established Radica USA to take greater control of the distribution of the Company's products in the United States. The Company made over 90% of its sales through Radica USA in fiscal 1998 (excluding ODM sales).

         In December 1993, Radica Games was established as a holding company of Radica HK. Prior to the closing of the IPO, Radica Games acquired all of the outstanding common stock of Radica USA from Mr. Davids, Mr. Sutter and Mr. Hansen in exchange for additional shares of the Company's common stock and acquired all of the outstanding common stock of Disc from Mr. Davids. In May 1995 the Company opened its purpose built factory in Tai Ping, China on a 3.7 acre site under the terms of a cooperative joint venture agreement with the local government.

         In April 1998 the Company acquired the assets and business of Girl Tech(TM) from KidActive, LLC. A Girl Tech(TM) line of electronic toys and gadgets for girls is planned for release in 1999.

         In August 1998 the Company completed its expansion of the Tai Ping factory (see Manufacturing Facilities).

BUSINESS STRATEGY

         The Company intends to provide a broad line of handheld and table top electronic and mechanical games covering a variety of game categories and markets. In order to provide innovative, high quality games at low prices, Radica employs a strategy of product design in the United States, where a substantial majority of the Company's products are sold, combined with engineering and low cost materials procurement in Asia and low cost manufacturing in China, where the Company operates its Factory. The Company's current products and planned products are intended to reach retail price points covering the range of large volume gift products. The Company historically focused primarily on products that combine knowledge of the casino gaming industry with experience in new product introduction, electronic game design and low cost manufacturing. Since 1996 the Company has placed more emphasis on non-casino games.

         To provide differentiation between high-end and low-end markets, products are packaged under the name 'RADICA:(R)' for the low-end mass markets and under the name 'Monte Carlo' for the more exclusive high-end markets. Girl Tech products are packaged under the name of "Girl Tech(TM)".

         Radica believes its ability to develop and introduce innovative products is enhanced by its established innovative product design and engineering in the United States and its multiple channel distribution capabilities, which allow for close customer contact. Large manufacturing volumes and low cost production activities in China have allowed the Company to keep its prices competitive. In addition, electronic parts and subassemblies can be purchased efficiently and at low cost in Asia.

         The Company has expanded and continues to expand distribution of its existing products, both inside and outside the United States. As part of this goal, Radica Canada and Radica UK were established in 1995 to distribute products in these markets. The Company intends to pursue related business opportunities that leverage off the Company's product development expertise to access new markets. Related business opportunities include ODM for other companies, of which the manufacturing for the Hasbro Games Group is an example.

PRODUCTS

         At the end of fiscal year 1998, Radica's principal products included 4 models of Fishing games (Deep Sea Fishin'(TM), Bass Fishin'(TM), Lunker Bass
Fishin'(TM)) and Jr. Bass Fishin'(TM); 4 models of Combat games (Sub Assault(TM), Tank Assault(TM), Tracer Ace(TM) and Stealth Assault(TM); 8 models of Sports games (World Class Golf, King Pin Bowling, NASCAR(TM) Racer, Monte Carlo NASCAR(TM) Racer, FIFA World Cup 98, Soccer Striker(TM), Pro World Class Golf(TM) and Grand Prix 2000(TM); 8 models of Heritage games (Solitaire, Checkers, Touch Screen Checkers, Dominoes, Bingo Box, Solitaire Lite(TM), Touch Screen Solitaire and Tic Tac Toe); 3 models of Extreme games (Trail Burner(TM), Enduro Racer(TM) and Inline Alley(TM)); 18 models of handheld and tabletop Casino games (including electronic poker, blackjack, slot games and tabletop mechanical slot machine banks); and 18 models of ODM games (including Connect Four(TM), Battleship(TM), Yahtzee(TM), Hangman(TM), Sorry(TM), Perfection(TM), Trivial Pursuit(TM) and Monopoly(TM), the first three of which are also sold under the Company's Monte Carlo trade name). In addition the Company has a number of discontinued lines, which, unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. The Company intends to introduce approximately 25 new models in 1999. In fiscal 1998, Fishing games accounted for approximately 44% of net sales, Combat games accounted for approximately 4.6% of net sales, Sports games accounted for approximately 10% of net sales, Heritage games accounted for approximately 7.4% of net sales, Extreme games accounted for approximately 4.5% of net sales, Casino games accounted for approximately 8.5% of net sales and ODM products, including those sold under the Company's Monte Carlo trade name, accounted for approximately 21% of net sales. In fiscal 1998, the Company's products had retail prices ranging from $5 to $50.

The following table sets forth a breakdown of the Company's sales by major product category for the last four fiscal years.

                                                             YEAR ENDED OCTOBER 31,
                              ---------------------------------------------------------------------------------------
                                                1995                                            1996
                              -----------------------------------------    ------------------------------------------
                                             % OF        UNITS   NO.OF                    % OF        UNITS    NO.OF
UNITS                         NET SALES    NET SALES     SOLD    MODELS    NET SALES    NET SALES     SOLD     MODELS
-----                         ---------    ---------     -----   ------    ---------    ---------     -----    ------

Fishing games                 $     -           0.0%        -        -    $  5,363,082     11.3%     465,271      1

Sports games                        -           0.0%        -        -       3,245,068      6.8%     269,107      6

Casino games
--Handheld                     41,929,528      79.6%   7,457,696     73     15,901,992     33.5%   5,037,180     85
--Tabletop                      7,863,600      14.9%     704,354     26      3,335,684      7.0%     357,425     32

Heritage games                  1,521,825       2.9%     116,995      3      8,218,728     17.3%     659,755      8

ODM products                    1,335,355       2.6%     282,681      2     11,471,024     24.1%   2,192,099      7
(including those sold under
 Monte Carlo trade name)      -----------     ------   ---------    ---   ------------    ------   ---------    ---

Total                         $52,650,308     100.0%   8,561,726    104   $ 47,535,578    100.0%   8,980,837    139
                              ===========     ======   =========    ===   ============    ======   =========    ===

                                                             YEAR ENDED OCTOBER 31,
                              ---------------------------------------------------------------------------------------
                                                1997                                            1998
                              -----------------------------------------    ------------------------------------------
                                             % OF        UNITS   NO.OF                    % OF        UNITS    NO.OF
UNITS                         NET SALES    NET SALES     SOLD    MODELS    NET SALES    NET SALES     SOLD     MODELS
-----                         ---------    ---------     -----   ------    ---------    ---------     -----    ------

Fishing games                 $35,692,328      40.7%   3,261,086      3   $ 68,484,062     44.0%    5,598,897      5

Combat games                    2,350,350       2.7%     208,649      2      7,184,035      4.6%      548,632      4

Sports games                    8,198,529       9.3%     726,478      7     15,583,238     10.0%    1,145,824     12

Casino games
--Handheld                     11,611,350      13.2%   3,416,426     84     11,722,194      7.6%    3,035,888     54
--Tabletop                      2,068,168       2.4%     238,310     32      1,430,686      0.9%      172,956     11

Heritage games                 10,765,909      12.3%     985,163     16     11,567,117      7.4%    1,037,105     16

Extreme games                        -          0.0%        -         -      7,037,236      4.5%      466,921      3

ODM products                   17,073,657      19.4%   3,519,665     12     32,609,761     21.0%    5,663,867     20
(including those sold under
 Monte Carlo trade name)      -----------     ------  ----------    ---   ------------    ------   ----------    ---

Total                         $87,760,291     100.0%  12,355,777    156   $155,618,329    100.0%   17,670,090    125
                              ===========     ======  ==========    ===   ============    ======   ==========    ===


         The Company's Fishing games are electronic handheld versions of popular fishing activities such as Bass Fishin' (TM) and Deep Sea Fishin'(TM). These games provide significant additional stimulus when compared to traditional handheld electronics games as they must be physically cast and then vibrate when a fish is on the line. More fishing games are planned for introduction in 1999.

         The Company's Combat games such as Stealth Assault(TM), Tracer Ace(TM), Night Vision Tank Assault(TM) and Night Vision Sub Assault(TM) are electronic games which are held up to the eyes like binoculars and create a 'virtual' experience for the user similar to looking through a gun site in a tank or a periscope in a submarine. Stealth Assault has proprietary Virtual Motion Sensor(TM) ("VMS") technology allowing the user to virtually fly the game by tilting it left or right or up or down.

         The Company's Sports games are electronic handheld versions of popular sports activities such as Bowling and Golf. Company designers have incorporated the interesting aspects of sports activities into these electronic handheld games. More Sports games are planned for introduction in 1999.

         The Company's current Casino games are designed to simulate the commercial gaming machines such as Video Poker, Video Blackjack and Slot found in casinos but without any monetary risk or reward. The electronic games allow players to bet points with automatic scorekeeping. The Company's games also offer a variety of different features intended to further simulate casino playing, such as variable betting, music melody on winners, a jackpot bell (slot games), a flashing win light and reel spin sound (slot games). The sound of games can be turned off to permit silent play. Two additional Casino games are being introduced in 1999 (see New Product Introduction). The Company's tabletop models are designed to be attractive souvenirs and gifts. The tabletop models have a coin slot and jackpot bell like commercial casino machines and can be used as savings banks. The electronic tabletop models have features similar to those of the Company's handheld games. Certain of the tabletop mechanical models have a simulated pewter finish to give them an antique appearance.

         The Company's Heritage games such as Checkers, Tic Tac Toe, Dominoes and Solitaire are electronic handheld versions of classic card and other games. The Company believes that its versions of classic games are designed to provide the highest play value to customers as a result of their accuracy. More Heritage games are planned for introduction in 1999.

         The Company's Extreme games such as Trail Burner(TM) and Inline Alley(TM) also incorporate VMS(TM) technology to allow the user a virtual reality experience in mountain biking or inline skating.

         The Company's electronic games incorporate a semiconductor microcontroller chip into which the Company's proprietary game software has been masked. The electronic games use LCDs for their display and are battery powered.

         The Company sells its low-end, mass merchandise products under the RADICA:(R) trade name and its high-end products under the Monte Carlo trade name.

NEW PRODUCT INTRODUCTION

         In fiscal 1999, Radica intends to expand its line of games by introducing approximately 25 new games in the following categories: Radica Fishing (3 games); Radica Sports (5 games); Radica Heritage (4 games); Radica Extreme (1 game); Radica Combat (1 game); Radica Hunting (2 games); Radica Casino (2 games); and Girl Tech(TM) (7 games). The Company believes that its strategy of offering various game models with differing features enables it to market its games to a wide age range of consumers with different tastes and financial means. The Company will also continue to provide its Monte Carlo brand products to higher end retailers.

         In addition, following the acquisition of the assets of KidActive, LLC (dba Girl Tech(TM)) in April 1998, the Company is bringing out a new line of electronic games and gadgets under the Girl Tech(TM) brand name for girls. This category is expected to introduce 7 games during fiscal 1999.

         In fiscal 1998, the Company introduced 2 new Fishing games (Junior Bass Fishin'(TM) and Lunker Bass Fishin'(TM)); 6 new Sports games (NASCAR(R) Racer, Monte Carlo NASCAR(R) Racer, FIFA World Cup 98, Soccer Striker(TM), Pro World Class Golf(TM) and Grand Prix 2000(TM)); 2 new Heritage games (Solitaire Lite(TM) and Touch Screen Solitaire); 2 new Combat games (Tracer Ace(TM) and Stealth Assault(TM)); 3 new Extreme games (Trail Burner(TM), Inline Alley(TM) and Enduro Racer(TM)) and 5 new Casino handheld games (Pocket Draw Deuces Poker, Pocket Blackjack 21, Pocket Slot, Player's Choice Poker and Player's Choice Blackjack).

         The Company anticipates that new product introductions in fiscal 1999 will be concentrated in the second and third quarters of that year. By the end of fiscal 1999, the Company expects its product line to include approximately 58 models. However, it is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in fiscal 1999 will be delayed, which could delay or prevent certain anticipated product introductions.

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

         In 1998 the Company assembled all of its own products in order to control its costs, quality, production and delivery schedules.

         The Company's products are not required to obtain any quality approvals prior to sales in the United States. The Company, however, is required to have and has obtained CE approval, Europe's toy safety standard, for its products sold in Europe. The Company has been granted a Chinese toy quality license from the Chinese Import and Export Commodity Inspection Bureau, which is required of toy and game manufacturers in China to export toys or games. In addition, the Company voluntarily complies with ASTM 963, a U.S. toy safety standard.

         The  Company   received  the  ISO  9001  quality   certification   from
Underwriters Laboratory on January 17, 1997. The scope of the registration covers the design, sales and distribution of electronic and electro-mechanical games and related gift products.

MANUFACTURING FACILITIES

         Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7 acre site. It was scheduled to be constructed in two phases. The first phase was completed and opened in May 1995 and commenced operations in June 1995. The first phase of the Factory has approximately 241,000 sq. ft. of factory space and dormitory facilities for up to 3,000 workers as well as apartments for managers and visitors. The second phase of the Factory was completed in August 1998 and has approximately 223,000 sq. ft. of additional factory space and dormitory facilities for up to an additional 2,200 workers. The cost of the rights to use the site and construction of the first phase was approximately $6.0 million, and the second phase approximately $3.0 million, exclusive of manufacturing equipment. The unit capacity of the Factory depends on the product mix produced. The Company believes that at peak it can produce in excess of 800,000 units of handheld games per week. However, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

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

MATERIALS

         Major components used in the Company's products are liquid crystal displays ("LCDs"), semiconductor chips, printed circuit boards ("PCBs") and molded plastic parts. The Company purchases LCDs, PCBs, and semiconductor chips from several suppliers, although specific LCDs, PCBs or semiconductor chips for any particular model are generally purchased from a single supplier. The Company generally provides six to nine months order indications to its semiconductor chip suppliers and must place firm orders a minimum of four weeks in advance of delivery. The Company tries to maintain only two months supply of semiconductor chips, which may constrain increased production of its products on short notice. The Company pays for most of its materials in U.S. dollars.

         The Company's major suppliers in fiscal 1998 included Epson Hong Kong Limited (semiconductor chips), Gillette Hong Kong Limited (batteries), GPI International Limited (batteries), Just Technology Co. Limited (keypads), Leader Printed Circuit Boards Limited (PCBs), Lik Sun Printing Co. Limited

(printing), Meise Label Printing Fty (printing), Onpress Printed Circuit Boards Limited (PCBs), Picvue Electronics Limited (LCDs), Sunplus Technology Co., Limited (semiconductor chips) and United Radiant Technology (HK) Limited (LCDs).

SALES AND DISTRIBUTION

         Radica's products are sold in over 30 countries, with the United States accounting for over 90% of net sales in fiscal 1998. The Company sells its products directly to over 1,300 active retailers in the United States and to approximately 13 distributors worldwide. The Company participates in the electronic data interchange ("EDI") program maintained by 30 customers including J.C. Penney's, Sears, Target, Wal-Mart, Walgreens and K-Mart. In fiscal 1998, the largest customer of the Company, Wal-Mart, accounted for 25.4% of net sales; in addition ODM work for the Hasbro Games Group accounted for 20.7% of net sales. Our top five customers (excluding ODM business) were as follows:


                                       % OF SALES
CUSTOMER NAME                      FOR THE FISCAL YEAR
-------------                      -------------------
                                   1998           1997
                                   ----           ----

1. Wal-Mart (USA)                  25.4%         20.9%
2. Target (USA)                    10.7%         10.9%
3. Toys 'R' Us (worldwide)          6.9%          3.4%
4. K-Mart (USA)                     3.9%          3.0%
5. Kohl's (USA)                     3.4%          4.3%

         The following table sets forth certain of the Company's major customers in 1998, including distributors (alphabetical order).

DEPARTMENT STORES        DRUG STORES              INTERNATIONAL DISTRIBUTORS                   MASS MERCHANDISERS
-----------------        -----------              --------------------------                   -----------------

Dayton Hudson            Arbor Drugs Inc.         Agerex (Finland)                             Ames
Dillards                 Eckerd Corporation       Alec Cooper (South Africa)                   Army Airforce Exch.
Foley's                  Genovese Drugs           Ban Kee Trading (Philippines)                Bradlees
Gottschalk               London Drugs             Darmon (France)                              Hills
J.C. Penney's            Long's Drugs             Estona Incorporated (Japan)                  K-Mart
Kohl's                   Osco Drug                Hasbro Australia (Australia & New Zealand)   Meijer
Macy's                   Thrifty Payless Drug     Income Express (Hong Kong)                   Mervyns
Marshall Fields          Walgreens                L.E. Int'l Corp. (Taiwan)                    QVC
Robinson's-May                                    Mastarting A.B. (Sweden)                     Target
                                                  Popular de Juguetes (Spain)                  Bust
                                                  Sheng Tai Toys (Singapore)                   Wal-Mart
                                                  The Oriental Trading Co. (Hong Kong)         Woolworths
                                                  Universal Electronics (Lebanon)

                                                                                               CONSUMER
CATALOG SHOWROOMS        MAIL ORDER RETAILERS     SPECIALTY GIFT SHOP OPERATORS                ELECTRONICS STORES
-----------------        --------------------     -----------------------------                ------------------

Service Merchandise      Fingerhut                Caesar's World                               Best Buy
Sharper Image            Home Shopping Network    Circus Circus                                Radio Shack
Argos                    H. Schneider (Germany)   Host Marriott
Index                    Wish Book                Spencer Gifts
                         Innovations              Dufferen Game Room Stores


GROCERY &
CONVENIENCE STORES       TOY RETAILERS            SPORTING GOODS STORES
------------------       -------------            ---------------------

Albertsons               Kay Bee                  Sports Authority
Emro Marketing           Toys'R'Us                Bass Pro Shops
Kroger
L&L Jiroch
M.W. Kasch
W.H. Smith
Westfair Super Stores


         Since 1990, the Company has expanded its distribution channels from Las Vegas souvenir and other specialty shops to general retailers, and from Christmas and other gift season display to year round display. Previously, the Company moved United States distribution of its products in-house through Radica USA. In fiscal 1995, the Company took control of its marketing in Canada and the United Kingdom by establishing distribution operations in those countries. Radica's distribution operations use regional sales managers working for the Company to manage manufacturers representatives and brokers that sell its products. These manufacturers representatives are not employees of the Company and work on a commission basis.

         The Company is attempting to improve the quality of its distribution network and expects to add new distributors in fiscal 1999, in Australia, New Zealand, Japan, France, U.K. and Scandinavia.

         The Company's customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders eight weeks in advance of delivery. Accordingly the Company generally operates without a significant backlog of regular orders, however, ODM orders tend to be placed 3 months or more in advance. The Company's backlog orders as of the end of fiscal 1998 were approximately $19 million, of which approximately $13 million related to ODM business. This compares to approximately $16.5 million at the end of fiscal 1997.

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

PRODUCT DEVELOPMENT

         Radica's engineering and development department has approximately 100 staff worldwide. The Company's product development starts with teams in Reno, Nevada; Dallas, Texas and San Rafael and Torrance, California and continues through to the engineering teams in Hong Kong and in the Tai Ping Factory. The Company has a formalized product development process that includes semiannual meetings of its worldwide product development and sales departments. In fiscal 1996, 1997 and 1998, the

Company spent approximately $1,699,000, $2,099,000 and $3,710,000, respectively, on research and development. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company's sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company's product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price.

ORIGINAL DESIGN MANUFACTURING

         In 1995, the Company was successful in establishing a relationship with the Hasbro Games Group to design and manufacture product for them. The Company intends to pursue other ODM business in the future. However it is uncertain whether the Company can retain its current business on a long term basis or successfully attract additional original design manufacturing business or that it will be profitable.

INTELLECTUAL PROPERTY

         The Company currently owns 18 design patents, 2 utility patents, 7 trademarks and has certain copyrights over its artwork. It also has 54 design patents, 4 utility patents and 145 trademark applications in process and will continue to obtain copyrights, trademarks, design and utility patents for new products. In April 1998 at the Port of Los Angeles, U.S. Marshals seized quantities of Bass Fishin'(TM) knockoffs imported by Exactly for Smart People, Inc. of Culver City, CA from Techno Power Technology Limited, of Hong Kong. In August 1998, the Company successfully obtained a final settlement from a large Australian toy and games retailer in the form of cash, receipt of all stocks of infringing product and written undertakings from the retailer confirming
Radica's exclusive rights in Bass Fishin'(TM) and agreeing not to sell any further copies of counterfeit Bass Fishin'(TM) games. The Company has a number of ongoing negotiations with companies in the U.K., Australia, China and the U.S.A. with regards infringement of its intellectual property rights.

         The Company anticipates that patents, trademarks, copyrights and other intellectual property rights will become increasingly important in the electronic handheld and mechanical games industry in which the Company operates, particularly since the Company is introducing a wider range of products with themes and features that do not duplicate casino or heritage games. As the industry focuses on intellectual property matters, there will be opportunities for the Company to protect its products through patents, trademarks and other formalized filings, although the efficacy of these protections is variable at best. By the same token, the Company will be exposed to risks that its products will be found to infringe the intellectual property rights of others. See "Risk Factors - Intellectual Property Risks".

COMPETITION

         The games business is highly competitive. Radica believes that it has a dominant market share of the U.S. market for non-gambling Casino games and is one of the dominant sellers of other handheld electronic games. The Company's primary competitor is Tiger Electronics, Inc. ("Tiger") which was purchased by the Hasbro Games Group during 1998. Tiger procures its products from manufacturers in China. The barriers for new producers to enter the Company's markets are relatively low and the Company expects that it will face increased competition. The Company competes for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than the Company, are better established in the toy and games industry and are larger than the Company. The Company's products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM activities, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

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

         The Hong Kong profits tax rate currently applying to corporations is 16%. Currently, Radica HK and one other Hong Kong-based subsidiary pay Hong Kong profits tax on service and sales income.

         On July 1, 1994 the Company's manufacturing operations were transferred to Radica China. Because the Company operates in China only pursuant to the Processing Agreement and the Joint Venture Agreement, it is not subject to China tax. With effect from the first profitable year of the joint venture (1997), the Company has operated under a two year tax holiday in China. This commenced on January 1, 1997 and ends on December 31, 1998 and will be followed by a three year period of reduced tax, 12%, half the regular rate of 24%.

         Radica USA and Disc are fully subject to U.S. federal taxation, as well as any applicable state or local taxation, on their taxable income. Currently, the highest marginal rate of U.S. federal corporate income tax is 35%. In addition, dividends paid by Radica USA and Disc to the Company will be subject to a 30% U.S. federal withholding tax, resulting in an effective rate of U.S. federal taxation on distributed profits of up to 54.5%.

EMPLOYEES

         As of October 31, 1998 the Company had 4,378 full-time employees (71 in North America, 2 in Europe and 4,305 in Asia), of whom 4,012 worked in production processes including manufacturing, purchasing, materials, shipping and stores (including those employed under the Joint Venture and Processing
Agreements  in  China);  31  worked  in  sales  and  marketing;  108  worked  in engineering and development; 30 worked in finance and 197 worked in administration, including employees in security, kitchens, management information systems and document control. The Company believes that its future success will depend, in part, on its ability to continue to attract and retain highly skilled technical, marketing, support and management personnel.

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

RISKS OF MANUFACTURING IN CHINA

         Risk of China Losing Most Favored Nation Status or of Changes in Tariff or Trade Policies. The Company manufactures in China and exports from Hong Kong and China to the United States and worldwide. Its products sold in the United States are currently not subject to U.S. import duties. China currently enjoys most favored nation ("MFN") trade status under U.S. tariff laws, which provides a favorable category of U.S. import duties. As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of MFN status for China. The loss of MFN status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could have an adverse effect on the Company's business.

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

         Chinese Taxation. The Company has not paid any Chinese taxes and believes that, under current Chinese tax rules and practice, its activities in China have not subjected it to Chinese taxes to date as it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. The Company's subsidiary in China had its first profitable year in 1997 and will become taxable on January 1, 1999 at 12% (half of the current rate) until December 31, 2001. After this it will be taxed at the full rate of income tax. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes. The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company to substantial Chinese taxes in the future.

         Limited Infrastructure. Electricity, water, sewage, telephone and other infrastructure are limited in the locality of the Factory. In the past, the Company has experienced temporary shortages of electricity and water supply. The Company has installed five back-up electrical generators in the Factory which can support it in the event of a power shortage. There can be no assurance that the infrastructure on which the Factory is dependent will be adequate to operate the Factory successfully.

         Hong Kong Political, Economic and Legal Risks. The Company also operates in Hong Kong, which until recently was a colony of the United Kingdom. Sovereignty over Hong Kong was transferred from the United Kingdom Government to the Chinese Government on July 1, 1997, at which time Hong Kong became a Special Administrative Region ("SAR") of China. Under the agreements providing for such transfer (known as the "Joint Declaration"), and the Chinese law implementing its commitments thereunder (the "Basic Law"), the current social and economic systems in Hong Kong are to remain unchanged for 50 years, and Hong Kong is to enjoy a high degree of autonomy but the courts of the Hong Kong SAR will have no jurisdiction over acts of state such as foreign and defense affairs. Laws currently in force, as they may be amended by the Hong Kong SAR legislature, are to remain in force except to the extent that they contravene the Basic Law . It is not clear how future developments in Hong Kong and China may affect the implementation of the Basic Law. There can be no assurance that the general political and economic position of Hong Kong, and therefore the Company's results of operations and financial condition, will not be adversely affected as a consequence of the exercise of Chinese sovereignty over Hong Kong. In addition, political and social developments in China have from time to time adversely affected the economy of Hong Kong.

DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS; LIMITED RANGE OF PRODUCTS

         The Company's operating results depend largely upon the appeal of its products to consumers. Consumer preferences are highly subjective, and there can be no assurance that consumers will continue to find existing products appealing or will find new products appealing. Also, notwithstanding the Company's recent emphasis on non-casino games, the Company continues to offer a relatively limited range of products. This exposes the Company to the risks of any narrowly focused business. Changes in consumer preferences away from the kinds of products offered by the Company could have an adverse effect on the Company.

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

NO ASSURANCE OF CONTINUED GROWTH

         There can be no assurance that the Company will achieve future growth in net sales and net income or that it will be able to maintain its present levels of net sales and net income. The Company's current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products, e.g., Sports games, Heritage card games, the Girl Tech(TM) line and ODM games, in addition to Casino games.

DEPENDENCE ON MAJOR CUSTOMERS

         Historically, a significant portion of the Company's sales has been concentrated in a few large retail customers. See Note 14 of Notes to Consolidated Financial Statements included herein. Most of the Company's retail customers operate on a purchase-order basis and the Company does not have long-term contracts with its retail customers. While management considers the Company's relationships with its major retail customers to be good, the loss of one or more of its major retail customers would have an adverse effect on the Company's results of operations.

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

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         In order to sustain growth, Radica intends to expand into related businesses, including original design manufacturing of products for third parties. To date these efforts have only been successful in the case of the manufacturing for the Hasbro Games Group. While several of the Company's executive officers have extensive experience in manufacturing other products in the United States, including Mr. Davids, there can be no assurance that the Company will be able to perform additional ODM manufacturing in China successfully.

NO ASSURANCE OF CONTINUED ODM BUSINESS

         The Company's contract with the Hasbro Games Group can be ended on 180 days notice. There can be no guarantee then such business can be retained indefinitely. Loss of such business would materially affect the Company's revenues.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company is substantially dependent upon the expertise and services of its senior management personnel. The loss of the services of senior executives would have an adverse effect on the Company's business.

SEASONALITY

         The Company experiences a significant seasonal pattern in its operating results and working capital requirements. The Company typically generates most of its sales in the third and fourth quarters of its fiscal year, prior to the traditional gift season. The Company expects this seasonal pattern to continue for the foreseeable future but to become less pronounced as retailers increasingly sell its products year round and ODM orders increase. The Company's operating results may also fluctuate during the year due to other factors such as the timing of the introduction of new products. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. See Note 21 of Notes to Consolidated Financial Statements included herein.

COMPETITION

         The gifts and games business is highly competitive. The Company currently faces direct competition from a number of other producers of handheld electronic games, the barriers for new producers to enter into the Company's markets are relatively low and the Company expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the toy and games industry and are larger than the Company. In addition, with respect to ODM manufacturing, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

INTELLECTUAL PROPERTY RISKS

         From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the electronic handheld and mechanical games industry generally or to the Company's business specifically. The Company will evaluate each claim relating to its products and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company's products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company's products should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

CHANGING CONSUMER PREFERENCES

         The toy market is characterized by changing consumer preferences and frequent new product introductions which reduce the length of product life cycles. There can be no assurance that any of the Company's current products or product lines will be popular with consumers for any period of time. Furthermore, sales of the Company's existing products are expected to decline over time and may decline at rates faster than expected. The Company's success is dependent upon the Company's ability to enhance existing product lines and develop new products and product lines. Historically, a significant portion of the gross sales each year was derived from new products. Failure of the Company's existing and new products and product lines to achieve and sustain market acceptance and to produce acceptable margins could have an adverse effect on the Company's financial condition and results of operations.

TAXATION

         The Company cannot predict whether its tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation thereof in the various jurisdictions within which the Company operates are always subject to change. The Company anticipates that taxes paid in China will increase after December 31, 1998. See "Taxation of the Company and its Subsidiaries".

COPY PRODUCT

         Occasionally in the toy industry successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property there can be no guarantee that knock-offs will not have a significant effect on business.

BAD DEBTS AND RETURNS

         While the Company does full credit checks on all of its customers it cannot guarantee that any customer will not default on a payment of debt. Such a default could have a significant effect on the Company's results. It is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. It is the Company's policy to only take back defective product and while the Company believes it will be able to enforce this policy under normal industry conditions, it may not be possible to enforce this policy in all cases, as was experienced with the downturn of the casino games market.

CONTROL BY EXISTING SHAREHOLDERS

         The Company's largest shareholders (see "Item 4. Control of Registrant") including Mr. Robert E. Davids, Vice Chairman and Chief Executive Officer of the Company, and a group that consists of Dito Devcar Corporation and certain related persons, and the Hansen Trust, own beneficially in the aggregate a majority of the outstanding Common Stock. Assuming that they were in agreement, such persons would have the power to elect the Company's directors and to approve or disapprove all other matters requiring shareholders' approval regardless of the vote of any other shareholders.

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

SHARES ELIGIBLE FOR FUTURE SALE

         At October 31, 1998, the Company had 18,864,294 shares of Common Stock outstanding. The Company estimates that approximately half of such shares were sold in a registered offering or in a transaction under Rule 144, and therefore such shares (other than any shares purchased by "affiliates" of the Company) are tradable without restriction. The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of such rule. In addition, the Company has granted to Mr. Davids and the Hansen Trust certain registration rights with respect to their shares. (See "Interest of Management in Certain Transactions") No predictions can be made as to the effect, if any, that market sales of shares by existing shareholders or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. The prevailing market price of Common Stock could be adversely affected by future sales of Common Stock by existing shareholders.

YEAR 2000 COMPLIANCE RISKS

         The Year 2000 compliance issue arises from the fact that a significant percentage of the software utilized by businesses relies on two-digit date codes to perform computations and decision-making functions. Commencing on January 1, 2000, these computer programs may fail from an inability to interpret date codes properly, misinterpreting "00" as the year 1900 rather than 2000. The Company has completed an evaluation of both its information technology systems and its non-technology systems, such as equipment containing microprocessors. The Company believes that all information technology and non-technology systems in its corporate head office in Hong Kong and in its subsidiary offices have been, or by March 31, 1999 will have been, modified to address the Year 2000 issue. Such major systems include the BPCS manufacturing software in Hong Kong and China, and the Solomon software used to run the U.S. distribution operation in Radica USA. To assist with this process the Company has contracted with Commercial Software Services Ltd in Hong Kong to assist in upgrading and testing of systems and Spectrum Solutions in the U.S. to test all software and hardware, including simulation of Year 2000. The Company does not believe that the costs associated with implementing its Year 2000 compliance plan for its corporate offices are material to the Company's financial condition or operations.

         It is estimated that such costs will be as follows:

                                                        Actual Expenditure
                                                       through October 31, 1998
a) New software/upgrades                 $46,000               $36,129
b) Consultants for testing/review         76,400                26,467
c) Interest lost on funds used to
     purchase raw materials early         20,000
d) Contingency                            50,000
                                         -------               -------
          TOTAL                         $192,400               $62,596

         The Company is in the process of compiling information concerning the Year 2000 compliance of its key suppliers and customers through the process of issuing questionnaires and monitoring responses. In the event that any of the Company's key suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected. The Company's Year 2000 compliance plan includes encouraging and/or requiring Year 2000 compliance by all key suppliers.

         While the Company is using its best efforts to ensure that it has no business interruptions as a result of the Year 2000 computer problem, there can be no assurances that the Company will not suffer some disruption either as a result of its own systems or those of its suppliers or customers.

ITEM 2.  DESCRIPTION OF PROPERTIES

         See Item 1 "Manufacturing Facilities." The Company completed the first phase of construction of its Factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. The Company owns a long-term leasehold on its executive offices (13,500 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as two houses for employees in Hong Kong (2,100 sq. ft. each), which are made available to Mr. Davids and to Mr. Howell, officers of the Company. Radica operates its Factory under the terms of the Joint Venture Agreement and Processing Agreement. The Company leases additional storage and office space in Cambridge, UK; Toronto, Canada and office space in Dallas, Texas; Reno, Nevada and Las Vegas, Nevada.

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

         After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered a judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion.

         Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court. Plaintiffs sought no further review and such judgment is now final.

ITEM 4.  CONTROL OF REGISTRANT

(a) The registrant is not controlled by another corporation or any foreign government.

(b) The following table is based on information available to the Company and identifies the owners of more than ten percent (10%) of the registrant's common stock and the amount of common stock owned by the officers and directors as a group, as of December 1, 1998:

                 Identity of
Title of Class   Person or Group                 Amount Owned   Percent of Class
--------------   ---------------                 ------------   ----------------
Common stock     Robert E. Davids                  3,265,800        17.3%
Common stock     Dito Devcar Corporation et al     6,062,218        32.1%
Common stock     Officers & Directors as a Group   3,716,350        19.7%

         In addition to the foregoing, the Company is aware of one other significant shareholder who is believed to own approximately 5% of the Company's common stock. This is The John and Mary Hansen 1989 Trust (the "Hansen Trust") (including shares owned by other Hansen family trusts or individuals). The Company expects to update this information in its Proxy Statement for its 1999 Annual Shareholders' Meeting.

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

                                    PART II

ITEM 5. NATURE OF TRADING MARKET

         The Company's common stock is traded on the NASDAQ National Market under the symbol RADAF. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 1998, fiscal 1997 and fiscal 1996.

                                        Fiscal year 1998               Fiscal year 1997           Fiscal year 1996
                                     --------------------------  --------------------------  ------------------------
                                      High             Low         High            Low        High           Low
                                      ----             ---         ----            ---        ----           ---

                                        $               $           $               $           $             $

        First Quarter ........         19              12  7/8     3  1/4        1  1/16       2  1/2        1   1/8

        Second Quarter .......         20  5/8         14  3/4     4  1/8        2  3/8        2             1   1/4

        Third Quarter ........         22  1/4         16  1/8     7  7/8        2  7/8        1 15/16          15/16

        Fourth Quarter .......         16  5/8          9  3/4    15  3/8        7  1/2        1  3/4            3/4


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

         As of October 31, 1998, the Company had approximately 130 record holders of its Common Stock, and approximately 80% of such stock was held by U.S. holders.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.

         The transfer of shares of the Company between persons regarded as non-resident of Bermuda for exchange control purposes and the issue of shares to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such shares being listed on the National Association of Securities Dealers Automated Quotation System or other appointed stock exchange (as defined in the Companies Act 1981 of Bermuda). Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

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

         As an exempted company, the Company is exempt from the usual Bermuda requirement which restricts the percentage of share capital that may be held by non-Bermudans, but as an exempted company the Company may not, unless authorised by its memorandum of association and with the consent of the Minister of Finance, participate in certain business transactions, including: (1) the acquisition and holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or with the Minister's consent, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda Government or a public authority; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

         Sale or Exchange of Common Stock. Gain or loss on the sale or exchange of the Common Stock by a U.S. Holder generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Common Stock for more than one year at the time of the sale or exchange. Gain, if any, realized by a U.S. Holder will generally be U.S. source gain. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year.

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

         The Company is not a FPHC because the income test was not met in 1998. The Company intends to manage its business such that it will not meet the income test until such time that it begins to receive significant dividends from its subsidiaries, which is not expected to occur in the foreseeable future. The Company would then be a FPHC only if, in the same taxable year, it also met the shareholder test.

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

         The Company is not a PHC as the income test was not met in 1998. The Company intends to cause any subsidiary that is a PHC to make distributions on a basis such that it will not have undistributed personal holding company income.

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

         In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company's Common Stock, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interests, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

ITEM 8.  SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data for each of the five years in the period ended October 31, 1998. This summary should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the combined financial statements and note thereto included elsewhere in this document.

                                                                                YEAR ENDED OCTOBER 31,
                                                                 1994      1995      1996      1997      1998
                                                                 ----      ----      ----      ----      ----
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA AND MARGINS)

Income Statement Data:
Net sales                                                        $72,092   $52,650   $47,535   $87,760   $155,618
Cost of sales                                                     37,823    34,640    30,696    40,888     70,576
Gross profit                                                      34,269    18,010    16,839    46,872     85,042
Operating expenses:
  Selling, general and administrative                             13,657    21,105    11,752    14,403     27,788
  Research and development                                         1,577     2,084     1,699     2,099      3,710
  Write down of assets                                                 -    15,318         -         -          -
  Acquired research and development                                    -         -         -         -      1,500
  Depreciation and amortization                                        -     1,591     1,594     2,278      3,423
  Total operating expenses                                       $15,234  $ 40,098   $15,045   $18,780    $36,421
Operating income (loss) from continuing operations                19,035   (22,088)    1,794    28,092     48,621
Other income                                                           -       329       748       915        807
Share of loss of affiliated company                                    -         -         -      (141)      (334)
Net interest income (expenses)                                        95      (628)     (165)      913      1,896
Income (Loss) from continuing operations before income taxes
  and unusual item                                                19,130   (22,387)    2,377    29,779     50,990
Unusual item                                                           -         -       709         -          -
Income (Loss) from continuing operations before income taxes      19,130   (22,387)    3,086    29,779     50,990
Credit (Provision) for income taxes                               (1,950)      897       120      (193)       226
Income (Loss) from continuing operations after income taxes      $17,180  $(21,490)   $3,206   $29,586    $51,256
Discontinued Operations:
  Loss from operation of pub poker business                          (20)     (233)   (1,712)        -          -
Net income (loss)                                                $17,160  $(21,723) $  1,494   $29,586    $51,256
Net earnings (loss) per share from continuing operations         $  0.81  $  (0.94) $   0.15   $  1.43    $  2.53
Effect of discontinued operations                                      -     (0.01)    (0.08)        -          -
Net earnings (loss) per share                                    $  0.81  $  (0.95) $   0.07   $  1.43    $  2.53
Average number of shares outstanding                              21,308    22,780    21,439    20,761     20,240



                                (continued)

                                                                                YEAR ENDED OCTOBER 31,
                                                                 1994      1995      1996      1997      1998
                                                                 ----      ----      ----      ----      ----
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA AND MARGINS)

Statistical data:
Gross margin                                                     47.5%     34.2%     35.4%     53.4%     54.6%
Operating margin                                                 26.4%      N/A       3.8%     32.0%     31.2%
Dividends per share (1)                                         $ 0.17        -         -         -         -
Balance Sheet Data:
Working capital                                                $39,733  $15,878   $18,847   $48,860   $59,913
Total assets                                                    87,326   54,054    42,725    79,449   113,521
Long-term debt                                                      73       99         -         -         -
Total debt                                                      18,673   14,440        99         -         -
Shareholders' equity                                            51,821   30,297    31,813    61,593    79,839

(1) During the periods presented the only dividends paid were cash dividends of $3,704 paid in respect of fiscal 1994 to the then shareholders of Radica USA following termination of the S Corporation status (amounts in thousands).

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:


                                                    Year ended October 31,
                                                ------------------------------
                                                 1996        1997        1998
                                                ------      ------      ------
     Net revenues                               100.0%      100.0%      100.0%
     Cost of sales                               64.6%       46.6%       45.4%

     Gross margin                                35.4%       53.4%       54.6%
     Selling, general and administrative         24.7%       16.4%       17.8%
     Research and development                     3.6%        2.4%        2.4%
     Acquired research and development             -           -          1.0%
     Depreciation and amortization                3.3%        2.6%        2.2%

     Operating income (loss)                      3.8%       32.0%       31.2%
     Other income                                 1.6%        1.0%        0.5%
     Share of loss of affiliated company           -         (0.1%)      (0.2%)
     Interest income (expense), net              (0.4%)       1.0%        1.2%
     Unusual item                                 1.5%         -           -

     Income before income taxes                   6.5%       33.9%       32.7%
     Credit (provision) for income taxes          0.3%       (0.2%)       0.2%
     Discontinued operation                      (3.7%)        -           -

     Net income (loss)                            3.1%       33.7%       32.9%

         Net sales for the year ended October 31, 1998 were $155.6 million, increasing 77.2% from $87.8 million for the prior year.

         The following table sets out the percentages of sales achieved from each category of products:


                                                     YEAR ENDED OCTOBER 31,
                                   -------------------------------------------------------------
                                              1997                               1998
                                   ----------------------------    -----------------------------
                                     % OF        UNITS   NO.OF       % OF        UNITS    NO.OF
     PRODUCT LINES                 NET SALES     SOLD    MODELS    NET SALES     SOLD     MODELS
     -----------------             ---------     -----   ------    ---------     -----    ------

     Fishing games                     40.7%   3,261,086      3       44.0%    5,598,897      5

     Combat games                       2.7%     208,649      2        4.6%      548,632      4

     Sports games                       9.3%     726,478      7       10.0%    1,145,824     12

     Casino games
     --Handheld                        13.2%   3,416,426     84        7.6%    3,035,888     54
     --Tabletop                         2.4%     238,310     32        0.9%      172,956     11

     Heritage games                    12.3%     985,163     16        7.4%    1,037,105     16

     Extreme games                      0.0%        -         -        4.5%      466,921      3

     ODM products                      19.4%   3,519,665     12       21.0%    5,663,867     20
                                      ------  ----------    ---      ------   ----------    ---
     Total                            100.0%  12,355,777    156      100.0%   17,670,090    125
                                      ======  ==========    ===      ======   ==========    ===



         During 1998, the Company sold 125 different  models of games,  totaling
17.7 million units, compared to 156 models totaling 12.4 million units in 1997, an increase of 42.7%. Of the 125 models of Radica and Monte Carlo games sold during the period a number of models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. Twenty new models were sold during 1998 (See "New Products Introduction"). The Company intends to introduce approximately 25 new models in 1999.

         The gross profit for fiscal year 1998 was $85.0 million compared to $46.9 million for fiscal 1997, an increase of 81.2%. The gross margin for the year was 54.6% compared to 53.4% for fiscal year 1997.

         Operating profit for fiscal year 1998 was $48.6 million, an increase of $20.5 million from $28.1 million in fiscal 1997. Operating expenses increased to $36.4 million from $18.8 million in 1997.

         The following table lays out the changes in operating expenses for the major expense categories.

                                                 October 31,
                                                 -----------
                                               1997       1998
                                               ----       ----
                                            (dollars in millions)
Commissions                                  $ 2.45     $ 4.73
Indirect salaries and wages                    4.72       6.36
Advertising and promotion expenses             0.80       9.20
Research and development expenses              2.10       3.71

         The effective blended tax rate for the year ended October 31, 1998 was a credit of 0.5% on continuing operations compared to a provision of 0.6% for fiscal 1997. The tax credit for the year was comprised of an expense of $4.0 million representing 7.8% of pre-tax income, offset by a one time deferred tax credit of $4.6 million. This compared to a charge of $0.2 million in 1997, or 0.6% of pre-tax income. The increase in tax expense for the year was as a result of the brought forward losses in the U.S. subsidiary being used up resulting in the U.S. profits of the distribution operation becoming fully taxable.

         Net profit for fiscal year 1998 of $51.3 million or $2.53 per share compared to $29.6 million or $1.43 per share in fiscal 1997.

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $33.1 million at October 31, 1998, a drop of $0.4 million from October 31, 1997. Working capital at October 31, 1998 was $59.9 million, an $11.0 million increase from working capital of $48.9 million at October 31, 1997. The increase in working capital is due primarily to an increase in net income offset by the purchase of 2,610,400 Company shares at average price of $14.36 during the fiscal year. The ratio of current assets to current liabilities decreased to 2.8 at October 31, 1998 from 3.7 at October 31, 1997. This decrease in the current ratio is due mainly to the purchase of the Company's shares. There were no short-term borrowings at October 31, 1998 and 1997.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 1997 COMPARED TO FISCAL 1996

         Net sales for the year ended October 31, 1997 were $87.8 million, increasing 84.8% from $47.5 million for the prior year. Approximately 50.6% of sales related to Sports games, 12.4% to Heritage games, 2.7% to Action games, 15.7% to Casino games and 18.6% to Original Design Manufacturing "ODM" sales in fiscal 1997 in comparison to 18.1 %, 17.3%, 0%, 40.5% and 24.1% in fiscal 1996.
During 1997, the Company sold 156 different models of games, totaling 12.4 million units, compared to 139 models totaling 9.0 million units in 1996, an increase of 37.8%. Of the 147 models of Radica and Monte Carlo games sold during the period 122 models were discontinued lines, which unless the market warranted reintroduction, the Company only intended to continue selling so long as inventories exist. 10 new models were sold during 1997.

         The gross profit for fiscal year 1997 was $46.9 million compared to $16.8 million for fiscal 1996, an increase of 179.2%. The gross margin for the year was 53.4% compared to 35.4% for fiscal year 1996. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and ODM production. In addition, approximately 3.6% of the year end margin or $3.2 million was as a result of sales of product which had previously been written off.

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

         The effective blended tax rate for the year ended October 1997 was 0.6% on continuing operations compared to a credit of 3.9% for fiscal 1996. This was due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary. It should be noted that the U.S. subsidiary had significant releases of inventory provisions which were not taxable during the year, so that although it was profitable there was no tax charge.

         Net profit for fiscal year 1997 of $29.6 million or $1.43 per share compared to $1.5 million or $.07 per share in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

         Net sales for the year ended October 31, 1996 were $47.5 million, decreasing 9.9% from $52.7 million for the prior year. Approximately 40.5% of sales related to Casino games, 17.3% to Heritage games, 18.1% to Sports games and 24.1% to ODM sales in fiscal 1996 in comparison to 94.5%, 2.9%, 0% and 2.6% in fiscal 1995. During 1996, the Company sold 139 different models of games, totaling 9.0 million units, compared to 104 models totaling 8.6 million units in 1995, an increase of 4.7%. Of the 139 models of Radica and Monte Carlo games sold during the period 87 models were discontinued lines, which unless the market warrants reintroduction, the Company only intended to continue selling so long as inventories exist. Twelve new models were sold during 1996 including a Sports line of Casino games, Tournament Golf, Golf Range, World Class Golf, Bass Fishin'(TM), King Pin Bowling, 9 Ball Pool, Pinball Rider, Talking Bingo, Hearts and Gin Rummy.

         The gross profit for fiscal year 1996 was $16.8 million compared to $18 million for fiscal 1995, a decrease of 6.7%. The gross margin for the year was 35.4% compared to 34.2% for fiscal year 1995. The increase in gross margin was due to the sale of new Sports and Heritage product at higher margins offset by continued sales of promotional Casino product at low margins and lower margin ODM production for the Hasbro Games Group.

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

         The effective blended tax rate for the year ended October 1996 was a credit of 3.9% on continuing operations compared to a credit of 4.0% for fiscal 1995. This was due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary.

         After tax profit from continuing operations of $3.2 million or $.15 per share for fiscal year 1996 compared to a net loss of $21.5 million or $.94 per share in the prior year.

         Net profit after discontinued operations for fiscal year 1996 of $1.5 million or $.07 per share compared to a net loss for fiscal 1995 of $21.7 million or $.95 per share.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth the directors and executive officers of the Company in fiscal 1998.

                                Term
Name                          Expires    Residency       Position
----                          -------    ---------       --------

Robert E. Davids              1999       Hong Kong       Vice-Chairman, Chief Executive Officer
                                                         and Director

Jon N. Bengtson               1999       USA             Chairman of the Board and Director

Patrick S. Feely              1999       USA             President, Chief Operating Officer and Director

David C.W. Howell             1999       Hong Kong       Executive Vice President, Chief Financial Officer,
                                                         Chief Accounting Officer and Director

Lam Siu Wing                  1999       USA             Vice President, Engineering and Director

Robert Townsend (1)         Deceased     USA             Director

James O'Toole (2)(3)          1999       USA             Director

Millens W. Taft (2)(3)        1999       USA             Director

Peter Thigpen (2)(3)(4)       1999       USA             Director

Henry Hai-Lin Hu (2)(3)(5)    1999       Australia       Director

Gene Murtha                   N/A        USA             President, Radica USA

Wong Kam Cheong               N/A        Hong Kong       Vice President of China Operations

Hermen H.L. Yau               N/A        Hong Kong       MIS Director

Samuel Kwok                   N/A        Hong Kong       Plant Administration Director

Ben Hui                       N/A        Hong Kong       Materials Director

Y.L. Wang                     N/A        China           Quality Director

Rick C.K. Chu                 N/A        Hong Kong       International Sales Director


Christopher Dingley           N/A        UK              General Manager, Radica UK Ltd

Michael L. Pikett             N/A        Canada          President, Radica Canada Ltd

(1) Mr. Townsend served as a director of the Company from June 1994 until his death in January 1998.

(2)  Member of the Audit Committee.

(3)  Member of the Compensation, Organization and Nominating Committee.

(4)  Mr. Thigpen was appointed as an outside director on June 16, 1998.

(5)  Mr. Hu was appointed as an outside director on December 14, 1998

         Robert E. Davids has been the Chief Executive Officer of the Company since January 1994 and a director since December 1993. He was President of the Company from December 1993 to July 1997. Prior to 1993, Mr. Davids had been the Co-Chief Executive Officer and director of Radica HK since he joined the Company in 1988. Mr. Davids has over 30 years experience in the development, design and engineering of non-gambling casino gifts, commercial gaming machines, automobiles and other products. From 1984 until he joined the Company, he was the General Manager of Prospector Gaming Enterprises Inc., a casino in Reno, Nevada. From 1978 through 1984, Mr. Davids served in various positions at International Game Technology ("IGT"), including Director of Special Projects and Director of Engineering.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Financial Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He is currently the President and Chief Operating Officer of U-Tel, Inc., a telecommunications company. Mr. Bengtson was formerly an Executive Vice President and Chief Operating Officer of the Company from September 1995 to January 1996. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regency in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with IGT, including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regency and its subsidiary, Patrician, Inc.

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

         Lam Siu Wing has been Vice President, Engineering and a director of the Company since January 1994. Prior to that, he was the head of the Radica HK Engineering department for eight years since joining the company in 1985. Mr. Lam has over 18 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a post graduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of UK.

         James O'Toole has been a director of the Company since June 1994. He is currently Managing Director of Booz Allen Hamilton Leadership Center. Mr. O'Toole retired in 1994 from the faculty of the Graduate School of Business at the University of Southern California after a career of more than twenty years, where he held the University Associates' Chair of Management.

         Millens W. Taft has been a director of the Company since April 1997. He brings with him five decades of toy and games experience and currently advises companies in the toy industry on marketing, product development and licensing in both the domestic and international markets. He retired from the Milton Bradley Company in 1984, where he was Corporate Senior Vice President of Research and Development and was also a Director of the firm. Mr. Taft had been with Milton Bradley since graduating from Harvard Business School in June of 1949 with the degree of Master of Business Administration. From 1942 to 1945 he was in the military service with the 8th Air Force as First Lieutenant and Pilot. Upon his early retirement from Milton Bradley, he started his own company, Mel Taft & Associates in 1984, which helps companies in the USA and around the world with marketing, product development and licensing projects primarily in the Toy, Games, Craft, Specialty and International Markets.

         Peter Thigpen has been a director of the Company since June 1998. He owns Executive Reserves, a consulting company that specializes in quality processes, ethics and marketing strategy. Prior to starting Executive Reserves, Mr. Thigpen was Senior Vice President - U.S. Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors. Mr. Thigpen is a Senior Fellow and a Moderator at the Aspen Institute, member of the Board of the San Francisco School Volunteers, member of the Board of Governors of the Josephson Institute of Ethics, a lecturer on ethics at the Haas Graduate School of Business at the University of California, Berkeley, Member of the Board of Directors of Designs, Inc. and the Gymboree Corporation.

         Henry Hai-Lin Hu has been a director of the Company since December 1998. He is currently the Principal of Business Plus Consultants Limited providing services to Hong Kong toy companies on business development. From 1993 through 1996, he was Chairman and Chief Executive Officer of Zindart Industrial Co. Ltd., a NASDAQ listed manufacturer of die cast car replicas and premium giftwares. He co-founded Wah Shing Toy Group since 1982, a Singapore listed toy company, and retired from Wah Shing in 1991. Mr. Hu has served in director and senior officer roles in several toy companies in Hong Kong since 1967. He has a B.Sc in Mechanical Engineering from Hong Kong University, is a Registered Professional Engineer, and a member of the Institution of Electrical Engineers, Hong Kong.

         Gene Murtha has been the President of Radica USA since December 1998. A 20-year veteran of the Toy and Game Industry, Mr. Murtha recently served as Mattel's Vice President of Marketing with worldwide responsibilities for the Matchbox line of products. He has previously held senior marketing and R&D jobs with game companies such as Milton Bradley and Coleco, where he had responsibility for such classic brands as Scrabble, Trivial Pursuit and Parcheesi.

         Wong Kam Cheong has been the Vice President of China Operations for the Company since May 1998. Prior to that, he was the Director of Manufacturing for the Company from June 1994 to May 1998. Mr. Wong has over 19 years of experience in product design, R&D, production and sales in toys, consumer electronics and the electrical appliance industry. Mr. Wong has a BSc in Mechanical Engineering from Taiwan University, a post graduate diploma in Manufacturing Technology from City University, London and is a member of the Institute of Management, UK.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 17 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Samuel Kwok has been the Plant Administration Director since February 1998. Mr. Kwok has over 10 years working experience in Finance and Administration in multinational companies and is responsible for the general administration in the China factory. He has an MBA and is a certified accountant.

         Ben Hui has been the Materials Director since May 1998. Prior to that, he has previously held materials and purchasing management jobs with companies such as Sunciti Manufacturers Limited, HK Air Cargo Terminals Limited, Computer Products and Saitek Ltd. Mr. Hui has 20 years extensive experience in manufacturing management with responsibility for purchasing, shipping, inventory and warehousing. He has been a full member of the Institute of Purchasing and Supply of Hong Kong since 1990.

         Y.L. Wang has been the Quality Director of the Company since December 1993. Prior to that, he was Head of the Quality Assurance Section of Foxboro Co. Ltd in Shanghai from 1986 to 1993 and a Quality Control Engineer from 1982 to 1986.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administrative Manager of the Company from April 1994 to April 1996. He has more than 16 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Christopher Dingley has been the European Marketing Manager of Radica UK since January 1998. Prior to that, Mr. Dingley was General Manager and Company Secretary of Radica UK from January 1995 to December 1997. From January 1991 to December 1994 he acted for Radica as Manager of European

Operations. From 1987 to 1991 he was the Sales Manager for Export Military Sales in the UK. Prior to that he worked for Chrysler Military Sales in Germany, Italy and the UK from 1982 to 1986.

         Michael L. Pikett has been President of Radica Canada Ltd since October 1994. From 1993 to 1994 Mr. Pikett was employed as a Commercial Attache for the Government of Quebec in Toronto. From 1986 to 1993 Mr. Pikett was employed as Vice President-General Manager Melitta Canada Inc. He was the Director of Sales for J.M. Schneider Inc. from 1980 to 1985. Mr. Pikett has over 30 years senior management experience in the Canadian market. He was born and educated in the UK, moving to Canada in 1968.

ITEM 11.  COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $1.39 million.

         Commencing in April 1997, each outside (i.e., non-employee and non-affiliated) director of the Company received a fee of $600 for attendance at each meeting of the Board of Directors and a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company will not be paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Prior to April 1997, each outside director of the Company also received, in addition to the above, a $10,000 annual fee paid in quarterly installments.

         Prior to fiscal year 1996, each outside director received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election to the Board of Directors at an exercise price equal to the public offering price ($11.00 per share) of the Company's Common Stock and exercisable after one year from the date of grant. In January 1997, the board of directors resolved to reprice 30,000 stock options ($11.00 per share) each of two outside directors to market price as of the date of such meeting ($1.75 per share) and the change was ratified in the board meeting on April 9, 1997. In the same board meeting, one outside director was appointed and received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company at an exercise price equal to the average of bid and asked closing price ($3.125) on such date. Upon each re-election to the Board of Directors in 1995, 1996, 1997 and 1998, each outside director received non-qualified stock options to purchase 5,000 shares (15,000 shares in 1997 and 1998, to reflect elimination of the $10,000 annual fee) of Common Stock of the Company at $3.66, $1.50, $3.125 and $18.75 per share, respectively. Upon re-election to the Board of Directors in 1999 and thereafter, each outside director will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. In fiscal year 1998, an outside director received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election at an exercise price of $17.25 per share. These subsequent options are also exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Davids, Feely, Murtha and Bengtson have each entered into individual employment agreements with the Company. The employment agreements are for periods of two years each, from December 1997 for Mr. Bengtson and Mr. Davids, and from November 30, 1998 for Mr. Murtha. In the case of Mr. Feely, his employment agreement is also for a period of two years but it will be renewed in December 1998 due to a change of renewal date of his agreement in December 1997. Each employment agreement is terminable by the Company for cause. Messrs. Davids, Feely, Murtha and Bengtson shall each receive minimum annual base salaries of $182,000, $185,000, $200,000 and $43,200, respectively. The agreement  with Mr.  Bengtson,  as amended in December  1995,  is for  part-time services. The employment agreements for Mr. Davids, Mr. Feely and Mr. Murtha contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The agreement for Mr. Davids also requires that the Company provide him with a residence in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at $3.625 per share subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, after the end of each of the Company's 1998, 1999 and 2000 fiscal years, Mr. Feely will be granted 60,000 stock options (up to 180,000 shares in the aggregate) at market price provided he achieves certain conditions as stated in the agreement. In the agreement for Mr. Murtha, he was granted 300,000 stock options of the Company common stock at $11.00 per share subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, after the end of each of the Company's 2000, 2001 and 2002 fiscal years, Mr. Murtha will be granted 25,000 stock options (up to 75,000 shares in the aggregate) at market price provided he achieves certain conditions as stated in the agreement.

CONSULTING AGREEMENT

         The Company, acting through its subsidiary Radica China Limited, entered into a one-year Consulting Agreement, dated November 1, 1997, with Mr. Millens W. Taft, one of the Company's outside directors. Under such agreement, Mr. Taft acted as an independent contractor and assisted in identifying, contacting and developing relationships with inventors and other product concept sources in the toy and game industry in order to develop new products for the Radica line of games. After giving effect to certain changes to this agreement, Mr. Taft was paid an aggregate consulting fee of $80,000 in fiscal 1998 and certain travel, lodging, entertainment and similar expenses were reimbursed by the Company. The agreement has not been renewed.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation, Organization and Nominating Committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation, Organization and Nominating Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 2.8 million shares. The option price per share with respect to each such option shall be determined by the Compensation, Organization and Nominating Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation, Organization and Nominating Committee. Ordinarily, twenty percent of the stock options vest and become exercisable on each of the first five anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

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

         In fiscal year 1997, an aggregate of 779,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.09 to $12.25 per share.

         In fiscal year 1998, an aggregate of 549,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $10.875 to $19.75 per share.

         As a result of the foregoing, at the end of fiscal year 1998, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,822,600 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $0.57 to $19.75 per share, and of such amount a total of 1,235,600 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 115,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. By the end of fiscal year 1998, a total of 604,600 shares have been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11 per share.

         Additional  information  with respect to stock  options is contained in
Note 13 of the Notes to Consolidated Financial Statements included in this filing.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Messrs. Davids and Sutter, the Hansen Trust, International Game Technology ("IGT") and the Company were parties to a shareholders agreement (the "Shareholders Agreement") which provided for certain matters relating to the management of the Company and ownership of its Common Stock. In January 1998, the Shareholders Agreement was amended to eliminate provisions respecting the election and removal of directors, restrictions on transfer and a right of first refusal. The registration rights provisions of the Shareholders Agreement remain operative.

         Pursuant to the Shareholders Agreement, the Company has agreed, at any time after February 16, 1996 and subject to certain specified conditions, to use its reasonable efforts to prepare and file one registration statement on behalf of each shareholder that is a party to sales agreement (collectively, the "Shareholders") under the Securities Act of 1933, and to use its reasonable efforts to qualify the shares for offer and sale under any applicable U.S. state securities laws. The Shareholders Agreement also grants each Shareholder certain "piggyback" registration rights entitling each Shareholder, at any time after February 16, 1996, to sell Common Stock in certain registered offerings of equity securities of the Company. These "piggyback" registration rights are exercisable by each Shareholder only twice. The foregoing registration rights are subject to other limitations set forth in the Shareholders Agreement. In 1997, the Company effected a demand registration at the request of Mr. Davids and also included certain shares at the request of the Hansen Trust. Such registration covered an aggregate of 1,855,000 million shares.

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

              10.5(a)  Amendment  to   Shareholders   Agreement,   dated  as  of
                       September 5, 1997, among the Company and the shareholders party thereto.

             *10.6     Form  of  Employment  Agreement,   between  Radica  Games
                       Limited and Robert E. Davids

             #10.6(a)  April 1996 Amendment to such Employment Agreement.

             ~10.6(b)  December 1997 Amendment to such Employment Agreement.

              10.7 Employment Agreement, dated as of October 23, 1998, among Radica USA, Radica Games and Eugene A. Murtha

             *10.8 Employment Agreement, dated as of November 28, 1993, among Radica HK, Radica USA and Jon N. Bengtson

             *10.8(a) Form of Amendment to Employment Agreement among Radica Games Limited, Radica HK, Radica USA and Jon N. Bengtson.

             #10.8(b)  December 1995 Amendment to such Employment Agreement.

             ~10.8(c)  December 1997 Amendment to such Employment Agreement.

             *10.9     1994 Stock Option Plan

             ~10.10 1994 Stock Option Plan, as amended in April 1997 to increase options

              10.10(a) 1994  Stock  Option  Plan,  as  amended  in April 1998 to increase options

             ~10.11 Employment Agreement, dated as of May 16, 1997, among Radica USA, Radica Games Limited and Patrick Feely

             ~10.11(a) December 1997 Amendment to such Employment Agreement.

             ~10.12 Consulting Agreement, dated November 1, 1997 between Radica China Limited and Millens W. Taft

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

~    Incorporated by reference to Form 20-F for the year ended October 31, 1997.

                              RADICA GAMES LIMITED

                       CONSOLIDATED FINANCIAL STATEMENTS






                                                                            Page
                                                                            ----

Independent Auditors' Report ................................................F-1

Consolidated Balance Sheets .................................................F-2

Consolidated Statements of Operations .......................................F-3

Consolidated Statements  of Shareholders' Equity  ...........................F-4

Consolidated Statements of Cash Flows .......................................F-5

Notes to the Consolidated Financial Statements ..............................F-7

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


         We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of October 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with accounting principles generally accepted in the United States of America.




/S/ Deloitte Touche Tohmatsu

HONG KONG
December 15, 1998

                              RADICA GAMES LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                                        OCTOBER 31,
                                                               ----------------------------
(US Dollars in thousands, except share data)                       1998           1997*
                                                               -------------  -------------

Current Assets:
Cash and cash equivalents                                         $  33,141       $ 33,504
Short-term investments (Note 3)                                           -          2,050
Accounts receivable, net of allowances for doubtful
  accounts of $466 in 1998 and $908 in 1997 and estimated
  customer returns of $1,375 in 1998 and $2,327 in 1997              33,249         18,740
Inventories, net of provision of $2,414 in 1998 and
  $3,479 in 1997 (Note 4)                                            21,534         11,741
Prepaid expenses and other current assets                             1,126            681
Deferred income taxes (Note 9)                                        4,545              -
                                                               -------------  -------------

        Total current assets                                         93,595         66,716
                                                               -------------  -------------

Investment in affiliated company (Note 5)                               823            194
                                                               -------------  -------------

Property, plant and equipment, net (Note 6)                          16,093         12,539
                                                               -------------  -------------

Intangible assets, net (Note 7)                                       3,000              -
                                                               -------------  -------------

Deferred income taxes, noncurrent (Note 9)                               10              -
                                                               -------------  -------------

        Total assets                                              $ 113,521       $ 79,449
                                                               =============  =============


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                  $  11,694       $  8,209
Accrued warranty expenses                                             2,470          2,161
Accrued payroll and employee benefits                                 3,510          1,249
Accrued advertising expenses                                          6,178            718
Accrued sales expenses                                                3,316          1,254
Commissions payable                                                   1,444            915
Accrued other expenses                                                3,005          3,058
Income taxes payable                                                  2,065            213
Deferred income taxes (Note 9)                                            -             79
                                                               -------------  -------------

        Total current liabilities                                    33,682         17,856
                                                               -------------  -------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,864,294 shares outstanding (20,860,200 at Oct. 31, 1997)
    (Note 11)                                                           189            209
Additional paid-in capital                                            9,298         28,589
Retained earnings                                                    70,396         32,800
Cumulative translation adjustment                                       (44)            (5)
                                                               -------------  -------------

       Total shareholders' equity                                    79,839         61,593
                                                               -------------  -------------

       Total liabilities and shareholders' equity                   113,521         79,449
                                                               =============  =============

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands, except per share data)                               Year ended October 31,
                                                                  ---------------------------------------------
                                                                      1998           1997*           1996*
                                                                  -------------- --------------  --------------
REVENUES:
Net sales                                                             $ 155,618       $ 87,760        $ 47,535
Cost of sales                                                           (70,576)       (40,888)        (30,696)
                                                                  -------------- --------------  --------------
Gross profit                                                             85,042         46,872          16,839
                                                                  -------------- --------------  --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                            (27,788)       (14,403)        (11,752)
Research and development                                                 (3,710)        (2,099)         (1,699)
Acquired research & development                                          (1,500)             -               -
Depreciation and amortization                                            (3,423)        (2,278)         (1,594)
                                                                  -------------- --------------  --------------
Total operating expenses                                                (36,421)       (18,780)        (15,045)
                                                                  -------------- --------------  --------------

OPERATING INCOME FROM CONTINUING OPERATIONS                              48,621         28,092           1,794

OTHER INCOME                                                                807            915             748

SHARE OF LOSS OF AFFILIATED COMPANY                                        (334)          (141)              -

NET INTEREST                                                              1,896            913            (165)
                                                                  -------------- --------------  --------------

INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND UNUSUAL ITEM                                   50,990         29,779           2,377

UNUSUAL ITEM (Note 8)                                                         -              -             709
                                                                  -------------- --------------  --------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                    50,990         29,779           3,086

CREDIT (PROVISION) FOR INCOME TAXES (Note 9)                                266           (193)            120
                                                                  -------------- --------------  --------------

INCOME FROM CONTINUING OPERATIONS AFTER INCOME TAXES                     51,256         29,586           3,206

DISCONTINUED OPERATION: (Note 10)
  Loss from operation of Pub Poker business                                   -              -          (1,712)
                                                                  -------------- --------------  --------------

NET INCOME                                                             $ 51,256       $ 29,586         $ 1,494
                                                                  ============== ==============  ==============

EARNINGS PER SHARE - BASIC: (Note 12)
Income from continuing operations                                        $ 2.53         $ 1.43          $ 0.15
Effect of discontinued operation                                           -              -              (0.08)
                                                                  -------------- --------------  --------------

Net earnings per share                                                   $ 2.53         $ 1.43          $ 0.07
                                                                  ============== ==============  ==============

Average number of shares outstanding                                 20,239,790     20,761,020      21,439,452
                                                                  ============== ==============  ==============

EARNINGS PER SHARE - ASSUMING DILUTION: (Note 12)
Income from continuing operations                                        $ 2.39         $ 1.37          $ 0.15
Effect of discontinued operation                                           -              -              (0.08)
                                                                  -------------- --------------  --------------

Net earnings per share and dilutive potential common stock               $ 2.39         $ 1.37          $ 0.07
                                                                  ============== ==============  ==============

Average number of shares and
  dilutive potential common stock outstanding                        21,488,364     21,635,926      21,439,452
                                                                  ============== ==============  ==============

* Restated to conform with 1998 presentation.


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                               Common stock
                                               ------------          Additional                   Cumulative      Total
                                           Number                      paid-in       Retained     translation   shareholders'
                                         of shares       Amount        capital       earnings      adjustment      equity
                                        ------------- -------------  ------------- -------------  ------------- -------------

Balance at October 31, 1995               22,780,000         $ 228       $ 28,328       $ 1,720           $ 21      $ 30,297
Cancellation of stock                     (2,100,000)          (21)            21             -              -             -
Grant of stock options                             -             -             22             -              -            22
Net income                                         -             -              -         1,494              -         1,494
                                        ------------- -------------  ------------- -------------  ------------- -------------

Balance at October 31, 1996               20,680,000         $ 207       $ 28,371       $ 3,214           $ 21      $ 31,813
Stock options exercised                      180,200             2            218             -              -           220
Net income                                         -             -              -        29,586              -        29,586
Foreign currency translation                       -             -              -             -            (26)          (26)
                                        ------------- -------------  ------------- -------------  ------------- -------------

Balance at October 31, 1997               20,860,200         $ 209       $ 28,589      $ 32,800           $ (5)     $ 61,593
Issuance of stock                            190,094             2          3,598             -              -         3,600
Cancellation of repurchased
  stock (Note 11)                         (2,610,400)          (26)       (23,901)      (13,660)             -       (37,587)
Stock options exercised                      424,400             4          1,012             -              -         1,016
Net income                                         -             -              -        51,256              -        51,256
Foreign currency translation                       -             -              -             -            (39)          (39)
                                        ------------- -------------  ------------- -------------  ------------- -------------
Balance at October 31, 1998               18,864,294         $ 189        $ 9,298      $ 70,396          $ (44)     $ 79,839
                                        ============= =============  ============= =============  ============= =============

          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                                                      Year ended October 31,
                                                                   ------------------------------------------------------
                                                                         1998               1997              1996
                                                                   -----------------  ----------------   ----------------
Cash flow from operating activities:
Net income                                                                 $ 51,256          $ 29,586            $ 1,494
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Deferred income taxes                                                     (4,634)              108                  -
   Depreciation                                                               1,923             1,613              1,594
   Amortization                                                               1,500               665                  -
   Share of loss of affiliated company                                          334               141                  -
   Acquired research and development                                          1,500                 -                  -
   Loss (gain) on disposal and write off of
      property, plant and equipment                                              22               (21)               (97)
   Provision for compensation expense related to
     stock options                                                                -                 -                 22
   Changes in assets and liabilities:
     Accounts receivable                                                    (14,548)           (9,142)               618
     Inventories                                                             (9,793)             (757)             5,488
     Prepaid expenses and other current assets                                 (445)             (134)               (16)
     Accounts payable                                                         3,485             2,674              2,529
     Accrued payroll and employee benefits                                    2,261               563                445
     Commissions payable                                                        529               439               (527)
     Accrued promotion expenses                                               5,460               461                (79)
     Accrued sales expenses                                                   2,062              (573)              (277)
     Accrued warranty expenses                                                  309               607              1,101
     Accrued other expenses                                                     (53)            2,625             (1,741)
     Income taxes payable                                                     1,852               168              1,351
                                                                   -----------------  ----------------   ----------------

Net cash provided by operating activities                                    43,020            29,023             11,905
                                                                   -----------------  ----------------   ----------------

Cash flow from investing activities:
Decrease (Increase) in short-term investments                                 2,050            (1,973)                 -
Proceeds from sale of property, plant and equipment                              33                61                929
Purchase of property, plant and equipment                                    (5,532)           (1,255)              (874)
Purchase of Girl Tech assets                                                 (2,400)                -                  -
Investment in an affiliate company                                             (963)           (1,000)                 -
Proceeds from the sales of money market funds                                     -                 -              3,151
                                                                   -----------------  ----------------   ----------------

Net cash (used in) provided by investing activities                          (6,812)           (4,167)             3,206
                                                                   -----------------  ----------------   ----------------

                              RADICA GAMES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                                                      Year ended October 31,
                                                                   ------------------------------------------------------
                                                                         1998               1997              1996
                                                                   -----------------  ----------------   ----------------
Cash flow from financing activities:
Repurchase of common stock                                                  (37,587)                -                  -
Funds from stock options exercised                                            1,016               220                  -
Decrease in short-term borrowings                                                 -                 -            (13,970)
Repayment of long-term debt                                                       -               (99)              (371)
                                                                   -----------------  ----------------   ----------------

Net cash (used in) provided by financing activities                         (36,571)              121            (14,341)
                                                                   -----------------  ----------------   ----------------

Net (decrease) increase in cash and cash equivalents                         $ (363)         $ 24,977              $ 770

Cash and cash equivalents:
   Beginning of year                                                         33,504             8,527              7,757
                                                                   -----------------  ----------------   ----------------

   End of year                                                             $ 33,141          $ 33,504            $ 8,527
                                                                   =================  ================   ================

Supplementary disclosures of cash flow information:
Cash paid during the year:
   Interest                                                                    $ 61              $ 12              $ 413
   Income taxes                                                               2,381                 -                  -

* Restated to conform with 1998 presentation.

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

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or, where shorter, the remaining term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 40 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value. The Company policy is to charge a full year of amortization in the year of acquisition.

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

     Investments - Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

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

     Advertising - The production costs of advertising are expensed by the Company the first time the advertising takes place. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $9,121, $735 and $569 in 1998, 1997 and 1996, respectively.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $281, $122 and $102 in 1998, 1997 and 1996 respectively, are included in selling, general and administrative expenses.

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

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 13.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

     Comprehensive income and segment information - Comprehensive income includes both net income and other comprehensive income. Other comprehensive loss for the year ended October 31, 1998 and October 31, 1997 of $39 and $26, respectively, represented foreign currency translation adjustments. Accumulated other comprehensive loss/(income) included in the accompanying condensed consolidated balance sheet as of October 31, 1998, October 31, 1997 and October 31, 1996 was $44, $5 and $(21), respectively, consisting of the accumulated foreign currency translation adjustment. Further, as the Company has only one operating segment, the adoption of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", did not result in any restatement of comparative information.

     New accounting standards adopted - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognizes all derivatives as either an asset or liability and measures those instruments at fair value, as well as identifying the conditions for which a derivative may be specially designed as a hedge. The Company does not have any derivative instruments.

     Reclassifications - Certain reclassifications have been made to prior periods amounts to conform with the 1998 presentation and to comply with new SFAS's.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

3.   SHORT-TERM INVESTMENTS

     The Company's short-term investments, all of which were classified as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consisted primarily of United States government and Federal agency securities and were stated at market value.

4.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                             October 31,
                                         -----------------------
                                             1998         1997
                                         ----------    ---------

          Raw materials                   $   4,650    $   2,786
          Work in progress                    5,733        2,889
          Finished goods                     11,151        6,066
                                          ---------    ---------
                                          $  21,534    $  11,741
                                          =========    =========


5.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company acquired approximately 35% of the capital stock of U-Tel, Inc., a private company incorporated in Nevada, United States of America, which is engaged in research and development of telecommunication equipment, for $1,000 in cash. U-Tel, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, was charged to operations for the year ended October 31, 1997.

     In July 1998, following a refinancing of U-Tel, Inc., the Company purchased additional shares for $963 in cash. This allowed the Company to maintain its percentage interest in U-Tel, Inc.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                                         October 31,
                                          ------------------------------------
                                               1998                  1997
                                          --------------         -------------

Land and buildings                             $ 11,950               $ 9,882
Plant and machinery                               5,549                 3,633
Furniture and equipment                           4,003                 3,184
Leasehold improvements                            1,866                 1,318
                                          --------------         -------------
     Total                                     $ 23,368              $ 18,017
Less: Accumulated depreciation and
          amortization                           (7,275)               (5,478)
                                          --------------         -------------
     Total                                     $ 16,093              $ 12,539
                                          ==============         =============


7.   INTANGIBLE ASSETS

     The intangible asset of $3,000 on the balance sheet at October 31, 1998 represents a portion of the acquisition price allocated to brand name and goodwill with regards the assets and business of KidActive, LLC, dba Girl Tech(TM) acquired during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(TM) was a development stage enterprise and had not traded prior to the Company's acquisition of its asset. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(TM) for $2,400 in cash plus 190,094 shares, a total of $6,000. Of this $4,500 was capitalised as goodwill and brand name and $1,500 was written off immediately as purchased research and development. It is management's opinion that the amounts capitalized of $4,500 represent the fair value assigned to the intangible assets acquired. This cost is being amortized over a three year fiscal period on a straight line basis. Accumulated amortization was $1,500 at October 31, 1998.

Intangible assets are as follows:

                                                          October 31,
                                                              1998
                                                         ------------
     At cost:
     Brand name                                              $ 1,000
     Goodwill                                                  3,500
                                                         ------------
         Total                                                 4,500
     Less: Accumulated amortization                           (1,500)
                                                         ------------
          Total                                              $ 3,000
                                                         ============

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

8.   UNUSUAL ITEM

     During the second quarter of 1996, a gain of $709 was made from the sale of a property in Hong Kong.

9.   INCOME TAXES

     The components of income from continuing operations before income taxes are as follows:

                                                    Year ended October 31,
                                           -------------------------------------
                                              1998          1997         1996
                                           ----------   -----------  -----------

United States                               $ 11,579     $  2,167     $   910
Foreign subsidiaries operating in:
     People's Republic of China               39,274       27,544       1,348
     Hong Kong                                   137           68         828
                                           ----------   -----------  -----------
                                            $ 50,990     $ 29,779     $ 3,086
                                           ==========   ===========  ===========


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and is expected to be taxed at a 12% rate from January 1, 1999. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

9.   INCOME TAXES (Continued)

     The credit (provision) for income taxes consists of the following:

                                                    Year ended October 31,
                                               -------------------------------
                                                  1998        1997       1996
                                               -----------  --------   -------

Hong Kong
     Current income tax                          $    (61)   $ (123)     $ 45

United States
     State tax (expense) benefit, net of
         federal tax (expense) benefit           $ (4,307)   $   38      $ 75
     Change in deferred tax                         4,634      (108)        -
                                               -----------  --------   -------
                                                 $    327    $  (70)     $ 75
                                               -----------  --------   -------

                                                 $    266    $ (193)    $ 120
                                               ===========  ========   =======


     A reconciliation between the credit (provision) for income taxes computed by applying the statutory tax rates in the United States for 1998, 1997 and 1996 to income before income taxes and the actual credit (provision) for income taxes is as follows:


                                                                   Year ended October 31,
                                                        -----------------------------------
                                                           1998         1997         1996
                                                        ----------   ----------   ---------

US statutory rate                                              34%          34%         34%
                                                        ----------   ----------   ---------

Provision for income taxes at
  statutory rate on income for the year                 $ (17,337)   $ (10,125)   $ (1,049)
State income taxes                                           (133)          (7)         95
International rate differences                             15,369        9,807         365
Accounting (losses) gains for which deferred
  income tax cannot be recognized                          (1,991)        (430)        302
Decrease in valuation allowance                             4,406          854         293
Other                                                         (48)        (292)        114
                                                        ----------   ----------   ---------
Income tax credit (provision)                           $     266    $    (193)   $    120
                                                        ==========   ==========   =========

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

9.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At October 31, 1998 and 1997 deferred income taxes comprised:

                                                            October 31,
                                                    -----------------------
                                                      1998           1997
                                                    ---------     ---------
     Deferred tax assets (liabilities):
     Excess of tax over financial
          reporting depreciation                     $   (79)      $   (79)
     Tax losses                                            -         1,173
     Bad debt allowance                                  158           309
     Advertising allowances                            2,100           244
     Inventory obsolescence reserve                      749           643
     Accrued sales adjustments and returns             1,583         1,321
     Other                                                44           716
                                                    ---------     ---------
                                                       4,555         4,327
     Valuation allowance                                   -        (4,406)
                                                    ---------     ---------
                                                     $ 4,555       $   (79)
                                                    =========     =========

10.  DISCONTINUED OPERATION

     On July 31, 1996 the Company adopted a plan to discontinue its Pub Poker operations. All products and raw materials relating to Pub Poker were disposed of by October 31, 1996 either by means of sale at discounted prices or by scrapping. The loss from Pub Poker operations has been accounted for as a discontinued operation.

11.  COMMON STOCK

     On December 22, 1997, the Board adopted a plan authorizing the Company to repurchase up to one million shares of its common stock. On June 16, 1998, the Board adopted another plan authorizing the Company to repurchase up to one million additional shares of its common stock. On September 18, 1998, the Board adopted a further plan authorizing the Company to repurchase up to another one million additional shares of its common stock.

     During the year ended October 31, 1998, the Company repurchased 2,610,400 shares at an average price of $14.36 per share under these programs. All repurchased shares are cancelled.

     During the quarter ended April 30, 1998, the Company issued 190,094 shares of newly issued Common Stock at $18.938 per share as a portion of the acquisition price for the assets and business of KidActive, LLC, dba Girl Tech(TM).

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

12.  EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                 Year ended October 31, 1998
                                        ----------------------------------------
                                                                       Earnings
                                         Numerator    Denominator     per share
                                        -----------  -------------  ------------
     Basic earnings per share:
     Net income                           $ 51,256    20,239,790      $ 2.53
                                                                    ============
     Effective of dilutive options                     1,248,574
                                        -----------  -------------

     Diluted earnings per share:
     Net income, assuming                 $ 51,256    21,488,364      $ 2.39
       all dilutive options exercised   ===========  =============  ============

     Options on 197,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

13.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated common stock increased by 400,000 and 800,000, respectively. As a whole, the Stock Option Plan's aggregate common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

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

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

13.  STOCK OPTIONS (Continued)

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of Common Stock of the Company at $3.66 per share and $1.50 per share, respectively (the closing market price on those dates). Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the closing market price on such date.

     Option activity for each of the three fiscal years ended October 31, 1996, 1997 and 1998:-

                                                               Weighted average
                                             Number             exercise price
                                           of shares              per share
                                           ---------              ---------
                                         (in thousands)

Outstanding at October 31, 1995                  1,269               $ 7.44
Options granted                                  1,091                 1.37
Options cancelled                               (1,194)                7.12
                                         --------------
Outstanding at October 31, 1996                  1,166               $ 2.09
Options granted                                    856                 2.98
Options cancelled                                  (86)                8.22
Options exercised                                 (180)                1.22
                                         --------------
Outstanding at October 31, 1997                  1,756               $ 2.31
Options granted                                    649                13.97
Options cancelled                                  (43)               14.63
Options exercised                                 (424)                2.39
                                         --------------
Outstanding at October 31, 1998                  1,938               $ 5.92
                                         ==============

Exercisable at October 31, 1998                    215               $ 2.59

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

13.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of October 31, 1998:

                                                 Options Outstanding                         Options exercisable
                         -----------------------------------------------------------   ------------------------------
                                                                 Weighted average
                                              Weighted average       remaining                       Weighted average
     Exercise                 Number         exercise price         contractual          Number       exercise price
     price range             of shares          per share          life (years)         of shares       per share
     -----------             ---------          ---------          ------------         ---------       ---------
                          (in thousands)                                             (in thousands)
   $ 0.567 to 2.000                   862                $ 1.33            7.40            115            $ 1.46
   $ 2.001 to 4.000                   394                  3.51            8.49             90              3.49
   $ 4.001 to 6.000                     8                  5.00            8.63            -                 -
   $ 6.001 to 8.000                    55                  6.76            8.75              8              6.63
   $ 8.001 to 10.000                    5                  8.60            8.80              1              9.00
   $ 10.001 to 12.000                 321                 10.99            9.98            -                 -
   $ 12.001 to 14.000                  45                 12.87            9.18              1             12.00
   $ 14.001 to 16.000                  26                 15.54            9.12            -                 -
   $ 16.001 to 18.000                 121                 17.02            9.46            -                 -
   $ 18.001 to 20.000                 101                 19.10            9.47            -                 -
                         =================                                            ============
                                    1,938                $ 5.92            8.40            215            $ 2.59
                         =================                                            ============

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $7.23, $1.59 and $0.71 per option for the year ended October 31, 1998, 1997 and 1996, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  Year ended October 31,
                                            ---------------------------------
                                              1998         1997        1996
                                            --------    ---------   ---------

Expected life of options                     5 years     5 years      5 years
Risk-free interest rate                       6.50%       6.50%        6.50%
Expected volatility of underlying stock        50%         50%          50%
Dividends                                       0%          0%           0%


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

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

13.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income earnings per share would have been reduced to the pro forma amounts as follows:

                                                Year ended October 31,
                                      ---------------------------------------
                                        1998           1997           1996
                                      ---------    -----------    -----------

     Pro forma net income             $ 50,548       $ 29,154       $ 1,202
     Pro forma earnings per share     $   2.50       $   1.40       $  0.06


14.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in fiscal 1998, three customers which accounted for more than twenty percent, eighteen percent and ten percent of net sales in fiscal year 1997 and had two customers which accounted for more than twenty and sixteen percent of net sales in fiscal year 1996. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

15.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

16.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $401, $358 and $411 in 1998, 1997 and 1996, respectively.

     At October 31, 1998, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                   Operating leases
                                                   ----------------

          1999                                          $   260
          2000                                              267
          2001                                              134
          2002                                              108
          2003                                              106
          Thereafter                                        586
                                                   ----------------
          Total minimum lease payments                  $ 1,461
                                                   ================

     At October 31, 1998, certain leasehold land and buildings with a net book value of $4,887 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

17.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $125, $94 and $55 for the year ended October 31, 1998, 1997 and 1996, respectively.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

18.  LITIGATION

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

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered a judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion.

     Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court. Plaintiffs sought no further review and such judgment is now final.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

19.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                              Year ended October 31,
                                  -------------------------------------------
                                     1998             1997            1996
                                  -----------      ----------      ----------

     Net sales:
          United States            $ 114,688        $ 57,478        $ 33,036
          PRC and Hong Kong           38,029          28,537          13,456
          Other                        2,901          1,745           1,043
                                  -----------      ----------      ----------
                                   $ 155,618        $ 87,760        $ 47,535
                                  ===========      ==========      ==========
     Operating income (loss):
          United States            $   9,347        $  2,269        $    973
          PRC and Hong Kong           39,053          25,990             906
          Other                          221           (167)             (85)
                                  -----------      ----------      ----------
                                   $  48,621        $ 28,092        $  1,794
                                  ===========      ==========      ==========
     Identifiable assets:
          United States            $  45,296        $ 24,745        $ 16,011
          PRC and Hong Kong           66,660          53,639          25,313
          Other                        1,565          1,065           1,401
                                  -----------      ----------      ----------
                                   $ 113,521        $ 79,449        $ 42,725
                                  ===========      ==========      ==========

     A significant portion of PRC and Hong Kong net sales were export sales to the United States.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

20.  VALUATION AND QUALIFYING ACCOUNTS

                                                   Year ended October 31,
                                           ----------------------------------
                                             1998        1997         1996
                                           ---------   ---------    ---------

   Beginning of year:
     Allowances for doubtful accounts      $    908     $   234     $  1,572
     Estimated customer returns               2,327         817        1,790
     Provision for inventories                3,479       8,419       11,873
                                           ---------   ---------    ---------
                                           $  6,714     $ 9,470     $ 15,235
                                           =========   =========    =========
   Charged for the year:
     Allowances for doubtful accounts      $    213     $   818     $     70
     Estimated customer returns                 456       1,995        1,250
     Provision for inventories                1,105           -            -
                                           ---------   ---------    ---------
                                           $  1,774     $ 2,813     $  1,320
                                           =========   =========    =========
   Release of provision:
     Allowances for doubtful accounts      $   (655)    $  (144)    $ (1,408)
     Estimated customer returns              (1,408)       (485)      (2,223)
     Provision for inventories               (2,170)     (4,940)      (3,454)
                                           ---------   ---------    ---------
                                           $ (4,233)    $(5,569)    $ (7,085)
                                           =========   =========    =========

   End of year:
     Allowances for doubtful accounts      $    466     $   908     $    234
     Estimated customer returns               1,375       2,327          817
     Provision for inventories                2,414       3,479        8,419
                                           ---------   ---------    ---------
                                           $  4,255     $ 6,714     $  9,470
                                           =========   =========    =========

                              RADICA GAMES LIMITED
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                (US dollars in thousands, except per share data)

21.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   Quarter ended
                                  ----------------------------------------------
                                   Jan. 31      Apr. 30      Jul. 31     Oct. 31
                                  -----------  ---------    ---------   --------
Fiscal 1998
-----------
   Net sales                      $ 26,473     $ 31,750     $ 34,829    $ 62,566
   Gross profit                     14,674       17,984       19,481      32,903
   Net income                        9,009        9,046       11,184      22,017
   Basic earnings per share           0.43         0.45         0.55        1.13

Fiscal 1997
-----------
   Net sales                      $ 12,668     $ 12,175     $ 22,532    $ 40,385
   Gross profit                      5,476        5,422       11,671      24,303
   Net income                        2,522        2,317        7,147      17,600
   Basic earnings per share           0.12         0.11         0.34        0.84



Common Share Price
                                                        High             Low
1998 Quarter
------------
   Fourth.........................................   $  16  5/8      $   9  3/4
   Third..........................................      22  1/4         16  1/8
   Second.........................................      20  5/8         14  3/4
   First..........................................      19              12  7/8

1997 Quarter
------------
   Fourth.........................................   $  15  3/8      $   7  1/2
   Third..........................................       7  7/8          2  7/8
   Second.........................................       4  1/8          2  3/8
   First..........................................       3  1/4          1  1/16

1996 Quarter
------------
   Fourth.........................................   $   1  3/4      $      3/4
   Third..........................................       1 15/16           15/16
   Second.........................................       2               1  1/4
   First..........................................       2  1/2          1  1/8

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                RADICA GAMES LIMITED




Date: December 17, 1998                         /S/ David C.W. Howell
      ---------------------                     -------------------------------
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

      10.5(a) Amendment  to  Shareholders  Agreement,  dated as of  September 5,
              1997, among the Company and the shareholders party thereto.

     *10.6 Form of Employment Agreement, between Radica Games Limited and Robert E. Davids

     #10.6(a) April 1996 Amendment to such Employment Agreement.

     ~10.6(b) December 1997 Amendment to such Employment Agreement.

      10.7 Employment Agreement, dated as of October 23, 1998, among Radica USA, Radica Games and Eugene A. Murtha

     *10.8 Employment Agreement, dated as of November 28, 1993, among Radica HK, Radica USA and Jon N. Bengtson

     *10.8(a) Form of  Amendment  to  Employment  Agreement  among  Radica Games
              Limited, Radica HK, Radica USA and Jon N. Bengtson.

     #10.8(b) December 1995 Amendment to such Employment Agreement.

     ~10.8(c) December 1997 Amendment to such Employment Agreement.

     *10.9    1994 Stock Option Plan

     ~10.10 1994 Stock Option Plan, as amended in April 1997 to increase options

     10.10(a) 1994 Stock Option Plan, as amended in April 1998 to increase options

     ~10.11 Employment Agreement, dated as of May 16, 1997, among Radica USA, Radica Games Limited and Patrick Feely

     ~10.11(a) December 1997 Amendment to such Employment Agreement.

     ~10.12 Consulting Agreement, dated November 1, 1997 between Radica China Limited and Millens W. Taft

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

~    Incorporated by reference to Form 20-F for the year ended October 31, 1997.