Form 20-F
period 1998-12-31
RADICA GAMES LTD
filed 1999-02-08
CIK 919642

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


For the Transition period from    November 1, 1998   to   December 31, 1998
                                 ------------------      -------------------
Commission File Number:  0-23696

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


          Title of each class                             Amount Outstanding
          -------------------                             ------------------
     Common Stock, Par Value $.01                             18,896,694

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes __X__      No _____

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17 _____    Item 18  __X__

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

         Not Applicable

ITEM 2.   DESCRIPTION OF PROPERTIES

         Not Applicable

ITEM 3.   LEGAL PROCEEDINGS

         The Company does not have any pending material legal proceedings.

ITEM 4.   CONTROL OF REGISTRANT

         Not Applicable

ITEM 5.   NATURE OF TRADING MARKET

         Not Applicable

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Not Applicable

ITEM 7.   TAXATION

         Not Applicable

ITEM 8.   SELECTED FINANCIAL DATA

         Not Applicable

ITEM 9.   MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

TWO MONTHS ENDED DECEMBER 31, 1998 COMPARED TO TWO MONTHS ENDED
DECEMBER 31, 1997

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:


                                            Two months ended December 31,
                                           -------------------------------
                                             1998              1997
                                           --------          --------
Net revenues                                 100.0%            00.0%
Cost of sale                                  50.9%            45.4%

Gross margin                                  49.1%            54.6%
Selling, general and administrative           17.3%            17.4%
Research and development                       3.5%             1.8%
Depreciation and amortization                  2.9%             1.7%

Operating income                              25.4%            33.7%
Other income                                   2.2%             0.9%
Share of loss of affiliated company            0.6%             0.2%
Interest income, net                           1.4%             1.3%

Income before income taxes                    28.4%            35.7%
Provision for income taxes                     0.8%             0.4%

Net income                                    27.6%            35.3%

         Net sales for the two months ended December 31, 1998 were $21.1 million, increasing 22% from $17.3 million for the prior year.

The following table sets out the percentages of sales achieved from each category of products:

                                                                     TWO MONTHS ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------------------
                                                            1998                                           1997
                                         ------------------------------------------       --------------------------------------
                                         % OF NET                            NO. OF       % OF NET                        NO. OF
PRODUCT LINES                             SALES          UNITS SOLD          MODELS         SALES         UNITS SOLD      MODELS
-------------                            --------        ----------          ------       --------        ----------      ------
Fishing games                              25.0%            462,004              6           53.9%           828,158          5

Combat games                                5.4%             77,728              4            7.2%            97,413          2

Sport games                                18.2%            258,672             11            6.1%            88,822          6

Casino games
- Handheld                                  8.1%            414,964             27           11.1%           457,273         52
- Tabletop                                  1.4%             36,937             12            1.1%            22,140         11

Heritage games                              7.0%            171,339             14            8.7%           124,200         13

Extreme games                               6.8%             92,862              3            0.0%                 -          -

Girl Tech games                             0.7%             11,324              2            0.0%                 -          -

ODM products                               27.4%            909,456             18           11.9%           429,124         11
                                         --------        ----------          ------       --------        ----------      ------
Total                                     100.0%          2,435,286             97          100.0%         2,047,130        100
                                         ========        ==========          ======       ========        ==========      ======

During the two months ended December 31, 1998, the Company sold 97 different models of games, totaling 2.4 million units, compared to 100 models totaling two million units in the same period in 1997, an increase of 20%. Of the 81 models of Radica, Girl Tech(TM) and Monte Carlo games sold during the period a number of models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. Seven new models were sold during the period. The Company intends to introduce approximately 25 new models in 1999.

         The gross profit for the two months ended December 31, 1998 was $10.4 million compared to $9.5 million for the two months ended December 31, 1997, an increase of 9.5%. The gross margin for the two months ended December 31, 1998 was 49.1% compared to 54.6% for the same period in 1997.

         Operating profit for the two months ended December 31, 1998 was $5.4 million, a decrease of $0.4 million from $5.8 million for the same period in 1997. Operating expenses increased to $5.0 million from $3.6 million for the two months ended December 31, 1997.

         The following table lays out the changes in operating expenses for the major expense categories.


                                                Two months ended December 31,
                                               --------------------------------
                                                   1998                 1999
                                               -----------          -----------
                                                   (dollars in thousands)
Commissions                                    $       791          $     553
Indirect salaries and wages                          1,236                730
Advertising and promotion expenses                     421                732
Research and development expenses                      730                320

         The effective blended tax rate for the two months ended December 31, 1998 was a provision of 2.9% compared to 1.2% for the two months ended December 31, 1997. The increase in tax expense for the period was as a result of the brought forward losses in the U.S. subsidiary being used up resulting in the U.S. profits of the distribution operation becoming fully taxable.

         Net profit for the two months ended December 31, 1998 of $5.8 million or $0.31 per share compared to $6.1 million or $0.29 per share for the same period in 1997.

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $47.5 million at December 31, 1998, an increase of $14.4 million from October 31, 1998. Working capital at December 31, 1998 was $65.8 million, a $5.9 million increase from working capital of $59.9 million at October 31, 1998. The increase in working capital is due primarily to an increase in net income. The ratio of current assets to current liabilities increased to 3.9 at December 31, 1998 from 2.8 at October 31, 1998. This increase in the current ratio is also due to the increase in net income.

         There were no short-term borrowings at December 31 and October 31, 1998.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 1998 COMPARED TO FISCAL 1997, AND FISCAL 1997 COMPARED TO FISCAL 1996

         See the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE  DISCLOSURES ABOUT MARKET RISK

         The Company does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

         Not Applicable

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         Not Applicable

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         Not Applicable

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Not Applicable

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not Applicable

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         None

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         None or Not Applicable

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

         Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                               PAGE

      Consolidated Balance Sheets                            F-1

      Consolidated Statements of Operations                  F-2

      Consolidated Statements of Shareholders' Equity        F-3

      Consolidated Statements of Cash Flows                  F-4

      Notes to Consolidated Financial Statements             F-5

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     Not Applicable

(b)  Exhibits

     99.1 Consolidated Balance Sheets at December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998.

     99.2 Consolidated Income Statements for three months ended December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998; for
              two months ended December 31, 1997 and for twelve months ended December 31, 1997.

     99.3 Consolidated Cashflow Statements for respective periods ended March 31, 1998, June 30, 1998, September 30, 1998 and for twelve months ended December 31, 1997.

     99.4 Sales Analyses of Units by Model for three months ended December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998.

                              RADICA GAMES LIMITED
                        CONSOLIDATED FINANCIAL STATEMENTS


                                                                         Page
Consolidated Balance Sheets........................................       F-1
Consolidated Statements of Operations..............................       F-2
Consolidated Statements of Shareholders' Equity....................       F-3
Consolidated Statements of Cash Flows..............................       F-4
Notes to the Consolidated Financial Statements.....................       F-5

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                    December 31,            October 31,
                                                                                    ------------            -----------
(US Dollars in thousands, except share data)                                            1998                   1998
                                                                                    ------------            -----------
                                                                                     (unaudited)
Current Assets:
Cash and cash equivalents                                                           $     47,527            $    33,141
Accounts receivable, net of allowances for doubtful accounts
  of $446 ($466 at Oct. 31, 1998) and estimated customer returns                          14,860                 33,249
  of $1,077 ($1,375 at Oct. 31, 1998)
Inventories, net of provision of $2,437 ($2,414 at  Oct. 31, 1998) (Note 3)               20,294                 21,534
Prepaid expenses and other current assets                                                  1,796                  1,126
                                                                                           3,754                  4,545
Deferred income taxes (Note 6)                                                      ------------            -----------
                                                                                          88,231                 93,595
        Total current assets                                                        ------------            -----------

                                                                                             703                    823
Investment in affiliated company                                                    ------------            -----------

                                                                                          16,500                 16,093
Property, plant and equipment, net (Note 4)                                         ------------            -----------

                                                                                           2,750                  3,000
Intangible assets, net (Note 5)                                                     ------------            -----------

                                                                                               6                     10
Deferred income taxes, noncurrent (Note 6)                                          ------------            -----------
                                                                                    $    108,190            $   113,521
        Total assets                                                                ============            ===========

                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                                    $      6,911            $    11,694
Accrued warranty expenses                                                                  2,500                  2,470
Accrued payroll and employee benefits                                                      2,688                  3,510
Accrued advertising expenses                                                               1,308                  6,178
Accrued sales expenses                                                                     3,598                  3,316
Commissions payable                                                                          764                  1,444
Accrued other expenses                                                                     2,534                  3,005
Income taxes payable                                                                       2,152                  2,065
                                                                                    ------------            -----------
                                                                                          22,455                 33,682
        Total current liabilities                                                   ------------            -----------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,896,694 shares outstanding (18,864,294 at Oct. 31, 1998)                                189                    189
Additional paid-in capital                                                                 9,382                  9,298
Retained earnings                                                                         76,215                 70,396
                                                                                             (51)                   (44)
Cumulative translation adjustment                                                   ------------            -----------
                                                                                          85,735                 79,839
       Total shareholders' equity                                                   ------------            -----------

                                                                                    $    108,190            $   113,521
       Total liabilities and shareholders' equity                                   ============            ===========


          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands, except per share data)                Two months ended December 31,
                                                              ---------------------------------
                                                                    1998                1997
                                                              -----------------    --------------
                                                                 (unaudited)        (unaudited)
REVENUES:
Net sales                                                     $         21,071      $      17,320
Cost of sales                                                          (10,717)            (7,855)
                                                              -----------------     --------------
Gross profit                                                            10,354              9,465
                                                              -----------------     --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                            (3,657)            (3,013)
Research and development                                                  (730)              (320)
Depreciation and amortization                                             (612)              (287)
                                                              -----------------     --------------
Total operating expenses                                                (4,999)            (3,620)
                                                              -----------------     --------------

OPERATING INCOME                                                         5,355              5,845

OTHER INCOME                                                               471                163

SHARE OF LOSS OF AFFILIATED COMPANY                                       (120)               (33)

NET INTEREST                                                               289                220
                                                              -----------------     --------------

INCOME BEFORE INCOME TAXES                                               5,995              6,195

PROVISION FOR INCOME TAXES (Note 6)                                       (176)               (74)
                                                              -----------------     --------------

NET INCOME                                                    $          5,819    $         6,121
                                                              =================     ==============

EARNINGS PER SHARE - BASIC: (Note 7)
Net earnings per share                                        $           0.31   $           0.29
                                                              =================     ==============

Average number of shares outstanding                                18,883,455         20,892,061
                                                              =================     ==============

EARNINGS PER SHARE - ASSUMING DILUTION: (Note 7)
Net earnings per share and dilutive potential common stock    $           0.29   $           0.27
                                                              =================     ==============

Average number of shares and
  dilutive potential common stock outstanding                       20,094,489         22,353,638
                                                              =================     ==============

                              RADICA GAMES LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        (unaudited)
                                                 (US dollars in thousands)
                                                 Common stock           Additional                     Cumulative        Total
                                            Number                        paid-in       Retained       translation   shareholders'
                                          of shares        Amount         capital       earnings       adjustment       equity
                                        --------------  -------------  -------------  -------------   -------------  -------------

Balance at October 31, 1998                 18,864,294   $        189  $       9,298  $      70,396   $        (44)  $      79,839
Stock options exercised                         32,400              -             84              -              -              84
Net income                                           -              -              -          5,819              -           5,819
Foreign currency translation                         -              -              -              -             (7)             (7)
                                        --------------  -------------  -------------  -------------   -------------  -------------
Balance at December 31, 1998                18,896,694   $        189  $       9,382  $      76,215   $        (51)  $      85,735
                                        ==============  =============  =============  =============   =============  =============


          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)

                                                                              Two months ended December 31,
                                                                        ----------------------------------------
                                                                               1998                  1997
                                                                        ------------------    ------------------
                                                                            (unaudited)           (unaudited)

Cash flow from operating activities:
Net income                                                               $           5,819     $           6,121
Adjustments to reconcile net income to net cash
  provided by operating activities:
      Deferred income taxes                                                            795                     -
      Depreciation                                                                     362                   287
      Amortization                                                                     250                     -
      Share of loss of affiliated company                                              120                    33
      Loss (gain) on disposal and write off of
         property, plant and equipment                                                   1                    (3)
      Changes in assets and liabilities:
        Accounts receivable                                                          18,382                9,178
        Inventories                                                                   1,240               (1,082)
        Prepaid expenses and other current assets                                      (670)                (642)
        Accounts payable                                                             (4,783)              (1,674)
        Accrued payroll and employee benefits                                          (822)                 388
        Commissions payable                                                            (680)                (626)
        Accrued advertising expenses                                                 (4,870)                 488
        Accrued sales expenses                                                          282                  309
        Accrued warranty expenses                                                        30                  223
        Accrued other expenses                                                         (471)              (1,013)
        Income taxes payable                                                             87                   28
                                                                         ------------------    ------------------

Net cash provided by operating activities                                            15,072                12,015
                                                                         ------------------    ------------------

Cash flow from investing activities:
Increase in short-term investments                                                        -                (2,962)
Proceeds from sale of property, plant and equipment                                      35                    24
Purchase of property, plant and equipment                                              (805)                 (152)
                                                                         ------------------    ------------------

Net cash used in investing activities                                                  (770)               (3,090)
                                                                         ------------------    ------------------

Cash flow from financing activities:
Repurchase of common stock                                                               -                  (496)
Funds from stock options exercised                                                      84                    44
                                                                        ------------------    ------------------

Net cash provided by (used in) financing activities                                     84                  (452)
                                                                        ------------------    ------------------

Net increase in cash and cash equivalents                                $          14,386    $            8,473

Cash and cash equivalents:
      Beginning of period                                                           33,141                33,504
                                                                        ------------------    ------------------

      End of period                                                      $          47,527    $           41,977
                                                                        ==================    ==================

Supplementary disclosures of cash flow information:
Cash paid during the period:
      Interest                                                           $              -     $              61

          See accompanying notes to consolidated financial statements.

                              RADICA GAMES LIMITED
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            (US dollars in thousands)

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

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

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

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

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

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

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

     Advertising - The production costs of advertising are expensed by the Company the first time the advertising takes place. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $415 and $712 for the two months ended December 31, 1998 and 1997, respectively.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $18 and $40 for the two months ended December 31, 1998 and 1997 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 8.

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

     Comprehensive income and segment information - Comprehensive income includes both net income and other comprehensive loss (income). Other comprehensive loss for the two months ended December 31, 1998 and 1997 of $7 and $4, represented foreign currency translation adjustments. Accumulated other comprehensive loss included in the accompanying condensed consolidated balance sheets as of December 31, 1998 and October 31, 1998 was $51 and $44, consisting of the accumulated foreign currency translation adjustment. Further, as the Company has only one operating segment, the adoption of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", did not result in any restatement of comparative information.

     New accounting standards adopted - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognizes all derivatives as either an asset or liability and measures those instruments at fair value, as well as identifying the conditions for which a derivative may be specially designed as a hedge. The Company does not have any derivative instruments.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

3.   INVENTORIES

     Inventories by major categories are summarized as follows:


                                   December 31,         October 31,
                                       1998                1998
                                ----------------     ----------------
     Raw materials              $          4,580     $          4,650
     Work in progress                      6,731                5,733
     Finished goods                        8,983               11,151
                                ----------------     ----------------
                                $         20,294     $         21,534
                                ================     ================

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                         December 31,           October 31,
                                                            1998                   1998
                                                       ---------------        --------------

     Land and buildings                                $        11,958        $       11,950
     Plant and machinery                                         5,777                 5,549
     Furniture and equipment                                     4,191                 4,003
     Leasehold improvements                                      2,192                 1,866
                                                       ---------------        --------------
              Total                                    $        24,118        $       23,368
     Less: Accumulated depreciation and amortization            (7,618)               (7,275)
                                                       ---------------        --------------
              Total                                    $        16,500        $       16,093
                                                       ===============        ==============


5.   INTANGIBLE ASSETS

     The intangible assets of $2,750 on the balance sheet at December 31, 1998 represent a portion of the acquisition price allocated to brand name and goodwill with regards to the assets and business of KidActive, LLC, dba Girl Tech(TM) acquired during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(TM) was a development stage enterprise and had not traded prior to the Company's acquisition of its asset. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(TM) for $2,400 in cash plus 190,094 shares, a total of $6,000. Of this $4,500 was capitalised as goodwill and brand name and $1,500 was written off immediately as purchased research and development. It is management's opinion that the amounts capitalized of $4,500 represent the fair value assigned to the intangible assets acquired. This cost is being amortized over

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

5.   INTANGIBLE ASSETS (continued)

     a  three  year  fiscal  period  on  a  straight-line   basis.   Accumulated
     amortization was $1,750 and $1,500 at December 31, 1998 and October 31, 1998, respectively.

     Intangible assets are as follows:

                                               December 31,       October 31,
                                                   1998               1998
                                               ------------      ------------
     At cost:
          Brand name                          $       1,000      $      1,000
          Goodwill                                    3,500             3,500
                                               ------------      ------------
              Total                                   4,500             4,500
     Less: Accumulated amortization                  (1,750)           (1,500)
                                              -------------      ------------
              Total                           $       2,750      $      3,000
                                              =============      ============

6.   INCOME TAXES

     The components of income from continuing operations before income taxes are as follows:


                                                   Two months ended December 31,
                                                  ------------------------------
                                                       1998             1997
                                                   ------------     ------------
     United States
     Foreign subsidiaries operating in:            $        827     $        435
           People's Republic of China                     5,139            5,655
             Hong Kong                                       29              105
              Total                                $      5,995     $      6,195
                                                   ============     ============

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

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   INCOME TAXES (Continued)

     The provision for income taxes consists of the following:

                                                           Two months ended December 31,
                                                         --------------------------------
                                                             1998                1997
                                                         -------------      -------------
     Hong Kong
          Current income tax                             $           4      $          20

     United States
           State tax expense (benefit), net of
                 federal tax expense (benefit)                    (623)                54
     Change in deferred tax                                        795                  -
                                                         -------------      -------------
                                                         $         172      $          54
                                                         =============      =============
Income tax provision                                     $         176      $          54
                                                         =============      =============

     A reconciliation between the provision for income taxes computed by applying the statutory tax rates in the United States for the two months ended December 31, 1998 and 1997 to income before income taxes and the actual provision for income taxes is as follows:

                                                              Two months ended December 31,
                                                           ----------------------------------
                                                                1998                 1997
                                                           --------------      --------------
     U.S. statutory rate                                              34%                 34%
                                                           --------------      --------------
     Provision for income taxes at
        statutory rate on income for the period            $        2,038      $        2,106
     State income taxes                                                38                  46
     International rate differences                                  (623)             (2,035)
     Accounting (gains) losses for which deferred
        income tax cannot be recognized                            (1,029)                102
     Decrease in valuation allowance                                    -                 (81)
              Other                                                  (188)                (64)
                                                           --------------      --------------
     Income tax provision                                  $          176      $           74
                                                           ==============      ==============

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

6.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At December 31, 1998 and October 31, 1998 deferred income taxes comprised:

                                                          December 31,        October 31,
                                                              1998               1998
                                                         -------------       ------------
Deferred tax assets (liabilities):
Excess of tax over financial reporting depreciation      $         (79)      $        (79)
Bad debt allowance                                                 151                158
Advertising allowances                                             445              2,100
Inventory obsolescence reserve                                      44                749
Accrued sales adjustments and returns                            1,665              1,583
Tax losses                                                       1,714                  -
Other                                                             (180)      $         44
                                                          ------------       ------------
                                                          $      3,760       $      4,555
                                                          ============       ============


7.   EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:


                                                              Two months ended December 31,
                                                --------------------------------------------------------
                                                                                             Earnings
                                                    Numerator           Denominator          per share
                                                ---------------       ---------------      -------------
     Basic earning per share:
     Net income                                 $         5,819            18,883,455      $        0.31
                                                                                           =============
     Effective of dilutive options                                          1,211,034
                                                ---------------       ---------------

     Diluted earning per share:
     Net income, assuming all dilutive
        options exercised                       $         5,819            20,094,489      $        0.29
                                                ===============      ================      =============


     Options on 322,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

8.   STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated common stock increased by 400,000 and 800,000 respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

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

     Option activity for the two months ended December 31, 1998:

                                                                         Weighted average
                                                     Number of            exercise price
                                                     of shares              per share
                                                   (in thousands)

      Outstanding at October 31, 1998                       1,938          $        5.92
      Options granted                                         135                  15.05
      Options cancelled                                         -                      -
      Options exercised                                       (32)                  2.59
                                                    -------------
      Outstanding at December 31, 1998                      2,041          $        6.58
                                                    =============

      Exercisable at December 31, 1998                        237          $        2.69

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

8.   STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of December 31, 1998:

                                                       Options Outstanding                               Options Exercisable
                                   ----------------------------------------------------------     ---------------------------------
                                                                             Weighted average                           Weighted
                                                        Weighted average         remaining                               average
 Exercise                                                exercise price         contractual            Number        exercise price
price range                        Number of shares         per share          life (years)          or shares          per share
--------------------               ----------------     ----------------     ----------------     --------------     --------------
                                    (in thousands)                                                (in thousands)

0.567 to 2.000                              837             $     1.32                  7.24              138          $     1.30
2.001 to 4.000                              392                   3.51                  8.33               88                3.50
4.001 to 6.000                                8                   5.00                  8.50                -                   -
6.001 to 8.000                               50                   6.72                  8.50                2                8.00
8.001 to 10.000                               5                   8.60                  8.60                1                9.00
10.001 to 12.000                            321                  10.99                  9.81                -                   -
12.001 to 14.000                             45                  12.87                  9.02                1               12.00
14.001 to 16.000                            131                  14.84                  9.70                5               15.60
16.001 to 18.000                            151                  16.89                  9.43                2               17.50
18.001 to 20.000                            101                  19.10                  9.31                -                   -
                                   ----------------                                               --------------
                                          2,041             $     6.58                  8.35               237         $     2.69
                                   ================                                               ==============


     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $7.79 and $8.19 per option for the two months ended December 31, 1998 and 1997, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                  Two months ended December 31,
                                                  -----------------------------
                                                      1998             1997
                                                  -----------       ----------

     Expected life of options                        5 years         5 years
     Risk-free interest rate                           6.5%            6.5%
     Expected volatility of underlying stock            50%             50%
     Dividends                                           0%              0%

     The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

8.   STOCK OPTIONS (Continued)

     the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                           Two months ended December 31,
                                           -----------------------------
                                               1998              1998
                                           ----------         ----------
     Pro forma net income                  $  5,633            $ 6,047
     Pro forma earnings per share          $   0.30            $  0.29


9.   CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has two customers which accounted for more than thirty percent and twenty-seven percent of net sales in the two months ended December 31, 1998 and three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in the year ended October 31, 1998. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

10.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

11.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $82 and $63 for the two months ended December 31, 1998 and 1997, respectively.

     At December 31, 1998, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                   Operating leases

                1999                                $       253
                2000                                        249
                2001                                        134
                2002                                        108
                2003                                        106
                Thereafter                                  586
                                                   ------------
                Total minimum lease payments       $      1,436
                                                   ============


     At December 31, 1998, certain leasehold land and buildings with a net book value of $4,869 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

12.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $27 and $17 for the two months ended December 31, 1998 and 1997, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

13.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:



                                         Two months ended December 31,
                                 ------------------------------------------
                                       1998                       1997
                                 -----------------         ----------------
Net sales:
     United States               $          14,337         $         11,077
     PRC and Hong Kong                       5,878                    5,445
     Other                                     856                      798
                                 -----------------         ----------------
                                 $          21,071         $         17,320
                                 =================         ================

Operating income:
     United States               $             412         $            229
     PRC and Hong Kong                       4,784                    5,481
     Other                                     159                      135
                                 -----------------         ----------------
                                 $           5,355         $          5,845
                                 =================         ================


Identifiable assets are as follows:


                                       December 31,           October 31,
                                           1998                  1998
                                    ----------------        ---------------
     United States                  $         33,274        $        45,296
     PRC and Hong Kong                        73,153                 66,660
     Other                                     1,763                  1,565
                                    ----------------        ---------------
                                    $        108,190        $       113,521
                                    ================        ===============


A significant portion of PRC and Hong Kong net sales were export sales to the United States.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  VALUATION AND QUALIFYING ACCOUNTS

                                          Allowance          Estimated           Provision
                                        for doubtful          customer              for
                                          accounts             returns          inventories
                                       --------------      --------------      -------------

Balance at October 31, 1997            $          908      $        2,327      $       3,479
Charged for the period                            213                 456              1,105
Deductions                                       (655)             (1,408)            (2,170)
                                       --------------      --------------      -------------
Balance at October 31, 1998                       466               1,375              2,414
Charged for the period                              -                   -                 23
Deductions                                        (20)               (298)                 -
                                       --------------      --------------      -------------
Balance at December 31, 1998           $          446      $        1,077      $       2,437
                                       ==============      ==============      =============

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this transition report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        RADICA GAMES LIMITED



Date: February 5, 1999                  /s/ David C.W. Howell
      ----------------                  ---------------------
                                        David C.W. Howell
                                        Executive Vice President
                                        Chief Financial Officer

                                  EXHIBIT INDEX


      99.1 Consolidated Balance Sheets at December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998.

      99.2 Consolidated Income Statements for three months ended December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998; for
              two months ended December 31, 1997 and for twelve months ended December 31, 1997.

      99.3 Consolidated Cashflow Statements for respective periods ended March 31, 1998, June 30, 1998, September 30, 1998 and for twelve months ended December 31, 1997.

      99.4 Sales Analyses of Units by Model for three months ended December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998.