Form 20-F
period 1999-12-31
RADICA GAMES LTD
filed 2000-04-28
CIK 919642

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

For the Fiscal Year Ended December 31, 1999.

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

     Title of each class                             Amount Outstanding
     -------------------                             ------------------
Common Stock, Par Value $.01                             17,639,594

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes   X      No
             -----       -----
Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17           Item 18   X
                 -----             -----

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

         Radica Games Limited ("the Company") manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys, video game controllers and peripherals and internet enabled appliances.

         The Company is a leading seller of these electronic entertainment devices worldwide. The Company began its business with Casino handheld and tabletop game products and then diversified its business to other handheld electronic game categories including sports, heritage and action games. In 1999 it has the second largest market share in handheld and tabletop electronic games according to the NPD Group, Inc., the primary source for such industry data. In the United Kingdom, the Company's subsidiary, Leda Media Products, Ltd ("LMP") has the largest market share of the video game controller market among third-party manufacturers according to industry data source, Chart Track.

         The Company's principal products include a range of Fishing, Hunting, Action, Sports, Casino and Heritage games as well as a line of voice-controlled electronic games. The Company expects to produce new electronic handheld entertainment devices in 2000 (see New Product Introduction). The Company's products are based on familiar games or sports that have been played for generations and are designed to be played with little or no instruction. The Company currently offers over 80 models with retail prices ranging from $5 to $50.

         In June 1999, the Company acquired all of the business and operating assets of LMP, the leading supplier of video game controllers in the United Kingdom with a strong position in France and Germany. LMP brought Radica into a new market that is closely aligned with handheld games. The Company intends to bring the product line to the United States and Canada in 2000 and to move most of the manufacturing of controllers into its factory in China over the next two years.

         The Company also undertakes Original Design Manufacturing ("ODM") for the Hasbro Games Group, producing well-known electronic versions of games such as Yahtzee(TM), Trivial Pursuit(TM) and Monopoly(TM) as well as a line of Star Wars electronics games introduced in 1999. During 2000 the Company is under contract to undertake ODM for Konami Japan, producing the "Beat Mania" controller, Mattel, producing Othello handheld games in the US market and Tsukuda, producing Othello handheld games for the Japanese market.

         THE INFORMATION IN THIS ANNUAL REPORT ON FORM 20-F CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM PROJECTED RESULTS AS A RESULT OF VARIOUS FACTORS. FORWARD-LOOKING STATEMENTS INCLUDE ESTIMATES OF NEW PRODUCTS TO BE INTRODUCED BY THE COMPANY IN THE FUTURE, STATEMENTS ABOUT THE COMPANY'S BUSINESS STRATEGY AND PLANS, STATEMENTS ABOUT THE ADEQUACY OF THE COMPANY'S WORKING CAPITAL AND OTHER CAPITAL RESOURCES, AND IN GENERAL STATEMENTS HEREIN THAT ARE NOT OF A HISTORICAL NATURE. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM PROJECTED RESULTS INCLUDE THE RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, DEPENDENCE ON MAJOR CUSTOMERS, COMPETITION AND THE OTHER RISK FACTORS WHICH ARE DESCRIBED HEREIN UNDER "ITEM 1. DESCRIPTION OF BUSINESS -- RISK FACTORS".

BACKGROUND

         The Company completed an Initial Public Offering (IPO) in May 1994. Prior to the IPO, the principal shareholders of the Company conducted the Company's business through two separate, jointly owned companies (Radica Limited, which manufactured the Company's products, and Radica USA, which distributed and currently distributes products in the United States) and through a third company, Disc Inc., that was solely owned by Robert E. Davids, Vice Chairman of the Company, which provided certain design and engineering services to Radica Limited ("Radica HK"), and now provides similar services to Radica China Limited ("Radica China") and Radica Games Limited ("Radica Games").

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

         Radica initially had its products assembled in Hong Kong by subcontractors and sold through distributors in the United States. Between 1988 and 1990, the Company brought certain of its production activities in house. At the beginning of 1992, the Company opened a factory in Tai Ping, China, moving its production activities from Hong Kong to southern China. In April 1992, Mr. Sutter, Mr. Hansen and Mr. Davids established Radica USA to take greater control of the distribution of the Company's products in the United States. The Company made approximately 70% of its sales through Radica USA in fiscal 1999 (excluding ODM sales).

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

         In April 1998 the Company acquired the assets and business of Girl Tech(R) from KidActive, LLC.

         In June 1999, the Company acquired LMP, the leading supplier of video game controllers in the United Kingdom.

         During the fourth quarter of 1999, the Company commenced construction of a $3 million extension to its factory which will add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. This will give a total employee maximum of 8,000 and will allow for a peak production of over one million games per week.

BUSINESS STRATEGY

          The Company intends to provide a broad line of electronic and mechanical games, video game controllers and peripherals and internet appliances. In order to provide innovative, high quality games at low prices, Radica employs a strategy of product design in the United States and United Kingdom, where a substantial majority of the Company's products are sold, combined with engineering and low cost materials procurement in Asia and low cost manufacturing in China, where the Company operates its Factory. The Company also consults a select group of outside inventors for product concepts. The Company's current products and planned products are intended to reach retail price points covering the range of large volume gift products. The Company historically focused primarily on products that combine knowledge of the casino gaming industry with experience in new product introduction, electronic game design and low cost manufacturing. Since 1996 the Company has placed more emphasis on non-casino games and with the acquisition of LMP in 1999, has expanded beyond electronic games, to include a line of video game joypads, steering wheels, memory cards and other assorted accessories. The Company also designs and manufactures electronic games and peripherals on behalf of third parties under ODM agreements. The games and peripherals are generally based on third party games.

         To provide differentiation between high-end and low-end markets, products are packaged under the name 'RADICA:(R)' for the low-end mass markets and under the name 'Radica Gold' for the more exclusive high-end markets. Girl Tech(R) products are packaged under the name of "Girl Tech(R)". Video game peripherals are packaged under the Gamester(R) and Destiny(R) names outside the United States and are expected to be packaged under the Radica brand name in the United States in 2000.

         Radica believes its ability to develop and introduce innovative products is enhanced by its established innovative product design and engineering in the United States and the United Kingdom, and its multiple channel distribution capabilities, which allow for close customer contact. Large manufacturing volumes and low cost production activities in China have allowed the Company to keep its prices competitive. In addition, electronic parts and subassemblies can be purchased efficiently and at low cost in Asia.

         The Company has expanded and continues to expand distribution of its existing products, both inside and outside the United States. As part of this goal, Radica Canada and Radica UK were established in 1995 to distribute products in these markets. Upon the acquisition of LMP in June of 1999, UK distribution responsibility was assumed by LMP. The Company intends to pursue related business opportunities that leverage off the Company's product development expertise to access new markets. Related business opportunities include ODM for other companies, of which the manufacturing for the Hasbro Games Group is an example.

PRODUCTS

         At the end of fiscal year 1999, Radica's principal products by product line were as follows:

FISHING                                     HUNTING                                   ACTION
-------                                     -------                                   ------
Ultimate Bass Fishin'(TM)                   Buckmaster(R)Deer Huntin'(TM)             Night Vision(TM)Sub Assault(TM)
Sport Bass Fishin'(TM)                      Buckmaster(R)Elk Huntin'(TM)              Night Vision(TM)Tank Assault(R)
Fish or Man(R)                                                                        Alien Intruder(TM)
Deep Sea Fishin'(TM)                                                                  Stealth Assault(TM)
Lunker Bass Fishin'(TM)                                                               Trail Burner(TM)
Monte Carlo Lunker Bass Fishin'(TM)                                                   Radica Rider(TM)
Fly Fishin'(TM)                                                                       Enduro Racer(TM)
Jr. Bass Fishin'(TM)                                                                  Tracer Ace(TM)
Bass Fishin'(TM)                                                                      Virtual Snowboard VSB(TM)




SPORTS                                      HERITAGE                                  CASINO
------                                      --------                                  ------
Nascar(R)Racer(TM)                          Travel Solitaire(TM)                      Pocket Poker(R)
Nascar(R)Speedzone(TM)                      Solitaire Lite(TM)                        Pocket Blackjack 21(R)
Tiger Woods Ultimate Golf(TM)               Crossword Challenger(TM)                  Pocket Slot(TM)
Tiger Woods Tournament Golf(TM)             Travel Checkers(TM)                       Player's Choice Poker(TM)
Virtual Lanes(TM)Bowling                    Solitaire                                 Player's Choice Blackjack(TM)
EA Madden Football(TM)                      2-in-1 Solitaire(TM)                      Poker/Blackjack Lite(TM)
EA No Hitter(TM)Baseball                    Travel Tic-Tac-Toe(TM)                    Draw Poker and Blackjack(TM)
Pro World Class Golf(TM)                    Touch Screen Solitaire(TM)                Draw Poker(TM)
                                            Yahtzee(TM)

GIRL TECH(R)                                ODM                                       PERIPHERALS (PLAYSTATION)
------------                                ---                                       -------------------------
Password Journal(R),                        Connect Four(TM)                          Playstation Controller
Bug 'Em(TM)                                 Battleship(TM)                            Dual Force Controller
Keep Safe Box(TM)                           Yahtzee(TM)                               Dual Force Steering Wheel
Password Door Pass(TM)                      Hangman(TM)                               Evolution Joypad
Beam It(TM)                                 Sorry(TM)                                 Evolution Control System
Friend Frame(R)                             Perfection(TM)                            Assorted Color Memory Cards
Laser Chat(TM)                              Trivial Pursuit(TM)
                                            Monopoly(TM)
                                            Star Wars line of electronic products

PERIPHERALS (NINTENDO 64)                   PERIPHERALS (PC)                          PERIPHERALS (HANDHELD)
-------------------------                   ----------------                          ----------------------
N64 Steering Wheel with Rumble              Evolution Joypad                          Gameboy Powerpack
Evolution Control System                    Evolution Control System                  Gameboy Light Magnifier
N64 Tremor Pak + 1MB Memory                 Dual Force Steering Wheel                 Gameboy Link Lead
                                            Dual Force Controller                     Gameboy Memory Card
                                            4-Button Joypad                           Gameboy Tremor Pak
                                            6-Button Joypad                           Gameboy Essentials
                                            8-Button Joypad


         In addition the Company has a number of discontinued lines, which, unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. The Company intends to introduce approximately 114 new models in 2000 (including 78 peripherals products). In fiscal 1999, the Company's products had retail prices ranging from $5 to $50.

         The following table sets forth a breakdown of the Company's sales by major product category for the last four fiscal years.

                                                              YEAR ENDED DECEMBER 31,
                     ---------------------------------------------------------------------------------------------------------------
                                               1996                                                     1997
                     ------------------------------------------------------    -----------------------------------------------------
                       % OF NET          NET            UNITS      NO. OF       % OF NET            NET             UNITS     NO. OF
PRODUCT LINES        SALES VALUE     SALES VALUE        SOLD       MODELS      SALES VALUE      SALES VALUE         SOLD      MODELS
------------------   -----------     -------------------------     ------      -----------      -------------------------     ------
                                    (in thousands)  (in thousands)                             (in thousands)  (in thousands)

Fishing games              12.8%           6,497         591           1             45.3%         43,622           3,963         5

Action games                   -               -           -           -              3.7%          3,603             306         2

Sports games                8.6%           4,328         382           6              8.2%          7,880             702         7

Casino games               36.5%          18,466       5,324         103             13.0%         12,521           3,209       102

Heritage games             16.4%           8,311         723           8             11.6%         11,170           1,016        16

ODM products               25.6%          12,968       2,476           7             18.2%         17,487           3,643        12
                    ------------     -----------    ----------  --------      ------------     ----------    ------------    -------

Total                     100.0%          50,570       9,496         125            100.0%         96,283          12,840        144
                    ============     ===========    ==========  ========      ============     ==========    ============    =======

                                                              YEAR ENDED DECEMBER 31,
                     ---------------------------------------------------------------------------------------------------------------
                                               1996                                                     1997
                     ------------------------------------------------------    -----------------------------------------------------
                       % OF NET          NET            UNITS      NO. OF       % OF NET            NET             UNITS     NO. OF
PRODUCT LINES        SALES VALUE     SALES VALUE        SOLD       MODELS      SALES VALUE      SALES VALUE         SOLD      MODELS
------------------   -----------     -------------------------     ------      -----------      -------------------------     ------
                                    (in thousands)  (in thousands)                             (in thousands)  (in thousands)

Fishing games              40.4%          64,454         5,233          6            19.0%           25,370        2,239           9

Hunting games                 -               -             -           -             8.1%           10,822          651           4

Action games                9.8%          15,540         1,089          7             8.7%           11,678          803          12

Sports games               11.5%          18,355         1,316         12            12.1%           16,159        1,027          17

Casino games                8.2%          13,040         3,181         66             7.6%           10,170        2,395          38

Heritage games              7.2%          11,513         1,084         19            10.2%           13,576        1,552          20

Girl Tech games             0.1%             145            11          2             5.6%            7,444          594           6

ODM products               22.8%          36,322         6,144         20            20.9%           27,897        6,109          22

Peripherals                   -               -             -           -             7.8%           10,406        1,871         139
                      ----------     -----------    -----------   -------      -----------      -----------    ---------      ------

Total                     100.0%         159,369        18,058        132           100.0%          133,522       17,241         267
                      ==========     ===========    ==========    =======      ===========      ===========    =========      ======



         Radica sells a broad range of electronic and mechanical handheld and tabletop games under the Radica and Radica Gold brand names. These games simulate sports and recreational activities, such as fishing, hunting, golf and snowboarding; casino games, such as blackjack, poker and slots; and popular heritage games such as solitaire, checkers and crossword puzzles. Radica's Deer Huntin' game was the second highest selling handheld electronic game in the United States in 1999, according to the NPD Group.

         During 1999, Radica introduced its Girl Tech line of electronic products. The Girl Tech line provides unique and innovative gadgets for girls that utilize technologies such as the electronic voice recognition used in Password Journal(R) and Password Door Pass(TM).

         In June of 1999, the Company acquired LMP, which expanded its product portfolio to include game peripherals such as steering wheels, joypads, memory cards and video game accessories for Playstation, Nintendo 64, Nintendo Gameboy and PC Platforms. In 1999, the Company introduced the Gamester(R) Evolution line, which eliminates the need for direction keys on a controller through motion sensors located either in a keypad controller or inside a glove that fits over the user's hand.

NEW PRODUCT INTRODUCTION

         In fiscal 2000, Radica intends to expand its line of games by introducing approximately 114 new games/accessories in the following categories:
Radica Fishing (2 games); Radica Sports (10 games); Radica Heritage (12 games); Radica Action (2 game); Radica Hunting (2 games); Radica Casino (2 games); Girl Tech(R) (6 games) and Peripherals (78 products). The Company believes that its strategy of offering various game models with differing features enables it to market its games to a wide age range of consumers with different tastes and financial means. The Company will also continue to provide its Radica Gold brand products to higher end retailers.

         In addition, Radica intends to introduce three internet related items in 2000 (Sports Nut(TM), Girl Tech(R) Pocket Com(TM) and Surfer Girl(TM) Web Explorer Kit) and its new Radica Play TV(TM) games, which utilize the Xavix(TM) technology, for which Radica is the exclusive US licensee.

           1999 vs. 2000 Line List (by category)
           -------------------------------------

                                          1999               2000
                                          ----               ----
           Casino                          8                  11
           Heritage                        9                  17
           Action                          9                   5
           Sports                          8                  16
           Fishing                         9                   9
           Hunting                         2                   4
           Girl Tech                       6                  10
           Xavix                           0                   4
           Peripherals                     22                 78
                                           --                 --
           TOTAL                           73                 154

         The Company anticipates that new product introductions in fiscal 2000 will be concentrated in the second and third quarters of that year. By the end of fiscal 2000, the Company expects its product line to include approximately 154 models, of which 78 will be in peripherals. However, it is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in fiscal 2000 will be delayed, which could delay or prevent certain anticipated product introductions.

LICENSING

         During fiscal 1999, Radica engaged in several licensing agreements in which Radica was given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

         Among the licensors were Nascar (Nascar(R) Racer(TM) and Nascar(R) Speedzone(TM)), Tiger Woods (Tiger Woods Ultimate Golf(TM) and Tiger Woods
Tournament Golf(TM)), Electronic Arts (EA No Hitter(TM) and EA Madden Football(TM)), Sloane Vision Unlimited, developers of Chicken Soup for the Soul (Chicken Soup for the Soul(R), Chicken Soup for the Teenage Soul(TM)), Anjar Co, developers of Othello, Buckmaster (Buckmaster(R) Deer Huntin'(TM), Buckmaster(R) Elk Huntin'(TM), Buckmaster(R) Bow Huntin'(TM)), and Hank Parker (Ultimate Bass Fishin'(TM) and Fish or Man(R)).

         The Company intends to incorporate these licenses into its 2000 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

MANUFACTURING

         Radica's manufacturing is generally limited to IC chip bonding, plastic injection, clamshell production, mold manufacture, surface mount technology ("SMT") and assembly operations. The Company orders customized components and parts from suppliers and uses subcontractors for more complicated operations such as masking of the Company's proprietary software onto the semiconductor chips used in its games, LCD tooling and a proportion of tooling of molds for its plastic parts, with majority of tools built in house.

         In 1999 the Company assembled all of the Radica and Girl Tech lines of products in order to control its costs, quality, production and delivery schedules. Peripherals for LMP's markets were assembled by third party manufacturers during 1999, but the Company intends to bring the majority of this assembly in-house over the course of the next two years.

         The Company's products are not required to obtain any quality approvals prior to sales in the United States. The Company, however, is required to have and has obtained CE approval, Europe's toy safety standard, for its products sold in Europe. The Company has been granted a Chinese toy quality license from the Chinese Import and Export Commodity Inspection Bureau, which is required of toy and game manufacturers in China to export toys or games. In addition, the Company voluntarily complies with ASTM 963, a US toy safety standard.

         The Company received renewal of their ISO 9001 quality certification from Underwriters Laboratory on March 15, 1999. The scope of the registration covers the design, sales and distribution of electronic and electro-mechanical games and related gift products.

MANUFACTURING FACILITIES

         Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7 acre site.

An extension of the Factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension is approximately $3.0 million, exclusive of manufacturing equipment. The unit capacity of the Factory depends on the product mix produced. The Company believes that the extension will give a total employee maximum of 8,000 and will allow for a peak production of over one million games per week, depending on the product mix. However, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

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

         The Company also manufactures under a processing agreement ("Processing Agreement") with the local government. The Processing Agreement provides by its terms that the local government will provide manufacturing facilities and supply workers to the Company and that the Company will pay a management fee and processing fee and certain other charges. The management fee is paid to the local government and is based on a negotiated sum per worker at the Factory. The processing fee is based on the value of raw materials shipped into the Factory and the value of products shipped from the Factory and is established in production agreements agreed upon with local government officials. The Company pays the processing fees through the Bank of China in Hong Kong and the funds are then placed in an operating account including other Company funds in China, all of which are used to pay the costs of the Factory. In practice, the Company operates all aspects of the Factory, including hiring, paying and terminating workers. Most of the Company's factory workers are hourly employees and are provided room and board in addition to their wages. In addition, the Company bears all other costs of operating the Factory, including utilities and certain employee social welfare charges established by the local government. Many aspects of the Processing Agreement and operation of the Factory are dependent on the Company's relationship with the local government and existing trade practices in addition to the terms of the Processing Agreement. The Company believes that its relationship with the local government is good.

MATERIALS

         Major components used in the Company's products are liquid crystal displays ("LCDs"), semiconductor chips, printed circuit boards ("PCBs") and molded plastic parts. The Company purchases LCDs, PCBs, and semiconductor chips from several suppliers, although specific LCDs, PCBs or semiconductor chips for any particular model are generally purchased from a single supplier. The Company generally provides six to nine months order indications to its semiconductor chip suppliers and must place firm orders a minimum of eight weeks in advance of delivery. This lead time in some cases extends to twenty weeks when the market is in short supply. The Company generally tries to maintain only two months supply of semiconductor chips, which may constrain increased production of its products on short notice. In preparation for Y2K, Radica stockpiled some materials to ensure meeting customer demand in the first quarter of 2000. The Company pays for most of its materials in US dollars.

         The Company's major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 1999 included Epson Hong Kong Limited (semiconductor chips), Gillette Hong Kong Limited (batteries), GPI International Limited (batteries), Leader Printed Circuit Boards Limited (PCBs), Lik Sun Printing Co. Limited (printing), Meise Label Printing Fty (printing), Onpress Printed Circuit

Boards Limited (PCBs), Wintek Corporation (LCDs), Senmax Limited (keypads), Sunplus Technology Co., Limited (semiconductor chips) and United Radiant Technology (HK) Limited (LCDs).

         The Company's major suppliers of peripherals in fiscal 1999 included Berway (steering wheels and controllers), PRT (memory cards) and San Tai Industrial Enterprises (game accessories).

SALES AND DISTRIBUTION

         Radica's products are sold in over 30 countries, with the United States accounting for over 70% of net sales in fiscal 1999 (excluding ODM business). The Company sells its products directly to over 433 active retailers in the United States and to approximately 23 distributors worldwide. The Company participates in the electronic data interchange ("EDI") program maintained by 15 customers including J.C. Penney's, Sears, Target, Wal-Mart, Kohl's and K-Mart. In fiscal 1999, the largest customer of the Company, Wal-Mart, accounted for 18.2% of net sales; in addition ODM work for the Hasbro Games Group accounted for 20.9% of net sales. The top five customers (excluding ODM business) were as follows:

                                                             % OF SALES
    CUSTOMER NAME                                        FOR THE FISCAL YEAR
    -------------                                        -------------------

                                                         1998            1999
                                                         ----            ----
    1.  Wal-Mart (USA)                                      25.4%      18.2%
    2.  Target (USA)                                        10.7%       7.7%
    3.  K-Mart (USA)                                         3.9%       5.4%
    4.  Toys 'R' Us (worldwide)                              6.9%       4.5%
    5.  Kohl's (USA)                                         3.4%       4.2%

         The following table sets forth certain of the Company's major customers in 1999, including distributors (alphabetical order).

DEPARTMENT STORES   DRUG STORES             MASS MERCHANDISERS     CATALOG SHOWROOMS
-----------------   -----------             ------------------     -----------------
Dayton Hudson       Arbor Drugs Inc.        Ames                   Argos
Dillards            Eckerd Corporation      Army Airforce Exch     Brookstone
Foley's             Genovese Drugs          Bradlees               Index
J.C. Penney's       London Drugs            Fred Meyer             Intermediates
John Lewis          Long's Drugs            K-Mart                 Littlewoods / Index
Kohl's              Osco Drug               Mervyns                Sharper Image
Macy's              Thrifty Payless Drug    QVC
Marshall Fields     Walgreens               Shopko
Neimann Marcus                              Target
Robinson's-May                              Bust
Woolworth's                                 Wal-Mart
                                            Woolworths
                                            Zellers


                                                                           CONSUMER                    GROCERY &
MAIL ORDER RETAILERS               SPECIALTY GIFT SHOP OPERATORS           ELECTRONICS STORES          CONVENIENCE STORES
--------------------               -----------------------------           ------------------          ------------------
Fingerhut                          Bass Pro                                Best Buy                    Albertsons
Home Shopping Network              Caesar's World                          Comat                       Emro Marketing
H. Schneider                       Circus Circus                           Dixon's                     Kroger
Wish Book                          Dufferen Game Room Stores               Electronics Boutique        L&L Jiroch
Innovations                        Spencer Gifts                           Frey's                      M.W. Kasch
                                   Zany Braining                           KF Group (Tempo)            Tesco
                                                                           Radio Shack                 W.H. Smith
                                                                                                       Westfair Super Stores


TOY RETAILERS           SPORTING GOODS STORES           INTERNET RETAILERS         DISTRIBUTORS (RADICA)
-------------           ---------------------           ------------------         ---------------------

Hamleys                 Sports Authority                e-Toys.com                 Agerex (Finland)
Kay Bee                 Bass Pro Shops                  Amazon.com                 Al Kawther (Egypt)
Toys'R'Us                                                                          Bandai (Japan)

                                                                                   Ban Kee Trading (Philippines)
                                                                                   Chryssos Soft Toy (Greece)
                                                                                   Concentra (Portugal)
                                                                                   Creative Computers (Israel)
                                                                                   Europlay Toys (Germany)
                                                                                   Income Express (Hong Kong)
                                                                                   Lansay (France)
                                                                                   Playcorp (Australia and New Zealand)
                                                                                   Popular de Juguetes (Spain)
                                                                                   Sheng Tai Toys (Singapore)
                                                                                   TCL Marketing (UK)
                                                                                   The Oriental Trading Co.(Hong Kong)
                                                                                   Universal Electronics (Lebanon)
                                                                                   Waldmeier (Switzerland)

DISTRIBUTORS (PERIPHERALS)
--------------------------

Beckman (Norway)                                  Infogrames (France)                       Quality Goods (Ireland)
Bonnier (Bulgaria)                                Livewire (Australia)                      Toptronics (Finland)
De Vos (Belgium)                                  Manta (Poland)                            Vidis Electronics (Germany)
Halifax (Italy)                                   Microbyte (Argentina)                     Yes (Denmark)

         The Company has improved the quality of its distribution network by adding new distributors in fiscal 1999, in Japan and France. The acquisition of LMP gave the Company the resources to move UK sales of Radica product in-house. Subsequently, Radica terminated its distribution agreement with its UK distributor in 1999.

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

         The Company's Radica, Radica Gold and Girl Tech(R) products carry a 90 days consumer warranty from the date of sale, and the Company generally honors warranty claims even after that period. The Company's peripheral products carry a one year warranty from the date of sale. In each of the last two years, warranty costs incurred have been less than 2% of net sales.

PRODUCT DEVELOPMENT

         Radica's engineering and development department has approximately 170 staff worldwide. The Company's product development starts with teams in Dallas, Texas; San Rafael, California; and Hertfordshire, England and continues through to the engineering teams in Hong Kong and in the Tai Ping Factory. The Company has a formalized product development process that includes semiannual meetings of its worldwide product development and sales departments. In fiscal 1997, 1998 and 1999, the Company spent approximately $2,120,000, $4,120,000 and $6,036,000, respectively, on research and development. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company's sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company's product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price.

ORIGINAL DESIGN MANUFACTURING

         In 1995, the Company was successful in establishing a relationship with the Hasbro Games Group to design and manufacture product for them. In April 1999, the Company signed two new agreements with Hasbro. The first, a new ODM agreement and the second, a license agreement allowing Radica to continue to sell high end versions of Yahtzee(TM), Connect Four(TM) and Battleship(TM) under its Monte Carlo (now called Radica Gold) brand name. The new ODM agreement is a three-year agreement, which automatically extends to a fourth year unless notice is given prior to the expiration of the third year. The agreement establishes purchasing terms for all product built and designed for Hasbro and guarantees Radica exclusive manufacturing rights for the first two years of production of any new product. The Company intends to pursue other ODM business in the future. However it is uncertain whether the Company can retain its current business on a long term basis or successfully attract additional original design manufacturing business or that it will be profitable.

INTELLECTUAL PROPERTY

         The Company currently owns 67 design patents, 3 utility patents, 65 trademarks and has 7 copyrights over its artwork. It also has 41 design patents, 12 utility patents, 189 trademarks and 10 copyright applications in process and will continue to obtain copyrights, trademarks, design and utility patents for new products. In April 1998 at the Port of Los Angeles, US Marshals seized quantities of Bass Fishin'(TM) knockoffs imported by Exactly for Smart People, Inc. of Culver City, CA from Techno Power Technology Limited, of Hong Kong. In August 1998, the Company successfully obtained a final settlement from a large Australian toy and games retailer in the form of cash, receipt of all stocks of infringing product and written undertakings from the retailer confirming Radica's exclusive rights in Bass Fishin'(TM) and agreeing not to sell any further copies of counterfeit Bass
Fishin'(TM) games. The Company has a number of ongoing negotiations with companies in the United Kingdom, China and the United States with regards infringement of its intellectual property rights.

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

COMPETITION

         The games business is highly competitive. Radica believes that it is one of the dominant sellers of handheld electronic games. The Company's primary competitor is Tiger Electronics, Inc. ("Tiger") which was purchased by the Hasbro Games Group during 1998. Tiger procures its products from manufacturers in China. The barriers for new producers to enter the Company's markets are relatively low and the Company expects that it will face increased competition. The Company competes for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than the Company, are better established in the toy and games industry and are larger than the Company. The Company's products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM activities, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

         In the peripherals market, LMP was the fourth largest distributor of peripherals in the UK in 1999 according to Chart Track. The peripherals market share is spread primarily amongst ten companies owning 60% of the overall market share. The Company does not expect to begin distributing peripherals in the US market until Fall of 2000. Like the handheld electronic games market, the Company competes for customer purchases on the basis of price, quality, and peripheral features and for retail shelf space on the basis of service.

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

         On July 1, 1994, the Company's manufacturing operations were transferred to a Sino-Foreign Joint Venture. As Radica Games itself does not carry on any business in China, it is not subject to tax. The Joint Venture enjoyed a two year tax holiday which expired in 1999. From January 1, 1999 to December 31, 2001 its profits will be taxed at a reduced rate of 12%, half the regular tax rate of 24%. After this the Company will be taxed at the regular tax rate, but expects to apply for a continued tax holiday amounting to 50% of the regular tax rate.

         Radica USA and Disc are fully subject to US federal taxation, as well as any applicable state or local taxation, on their taxable income. Currently, the highest marginal rate of US federal corporate income tax is 35%. In addition, dividends paid by Radica USA and Disc to the Company will be subject to a 30% US federal withholding tax, resulting in an effective rate of US federal taxation on distributed profits of up to 54.5%.

         LMP is fully subject to UK corporate taxation. The UK profits tax rate currently applying to corporations is 30%.

EMPLOYEES

         As of December 31, 1999 the Company's workforce was comprised of the following:

-------------------------------------------------------------------------------
         Production Sales and     R&D     Finance      Operations      Total by
                    Marketing                           & Admin        location
-------------------------------------------------------------------------------
Asia        3852          7       128        25           197            4209
-------------------------------------------------------------------------------
USA            7         22        35        10            12              86
-------------------------------------------------------------------------------
Europe        12          9         5         3            6               35
-------------------------------------------------------------------------------
Total       3871         38       168        38          215             4330
-------------------------------------------------------------------------------

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

RISKS OF MANUFACTURING IN CHINA

         The  Company's   factory   location  is  in  Southern   China  and  its
headquarters are in Hong Kong, which is a Special Adminstrative Region of China.

         Risk of China Losing Normal Trade Relations ("NTR") Status or of Changes in Tariff or Trade Policies. The Company manufactures in China and exports from Hong Kong and China to the United States and worldwide. Its products sold in the United States are currently not subject to US import duties. China currently enjoys NTR status under US tariff laws, which provides a favorable category of US import duties. As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could have an adverse effect on the Company's business.

         Chinese  Political,  Economic  and  Legal  Risks.  The  success  of the
Company's  current  and  future  operations  in China  and Hong  Kong is  highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. Although the Chinese government has adopted an "open door" policy with respect to foreign investment, there can be no assurance that such policy will continue. A change in policies by the Chinese government could adversely affect the Company by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises. Although the Chinese government has been pursuing economic reform policies for the past 15 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

         The Company's production and shipping capabilities could be adversely effected by ongoing tensions between the Chinese and Taiwanese governments. In the event that Taiwan does not adopt a plan for unifying with China, the Chinese government has threatened military action against Taiwan. As of yet, Taiwan has not indicated that they intend to propose and adopt a reunification plan. If an invasion were to occur, Radica's supply of components from Taiwanese suppliers, including computer processing units (CPUs), could be cut off, potentially limiting the Company's production capabilities. Invasion could also lead to sanctions or military action by the US and/or European countries, which could materially effect sales to those countries.

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

         Chinese Taxation.

         The Company paid $240,000 in profits tax on the Joint Venture in China in 1999, the first year it has paid tax in China. The Company has been granted 50% relief from income tax through December 31, 2001 under the Income Tax Law of the PRC, and will therefore be taxed at 12% during this period. After this it will be taxed at the full rate of income tax, however, the Company can apply for extension of the reduced rate and intends to do so. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

         The PRC assess tax on the Company based on two separate contracts: a Processing Agreement (PA) and a Joint Venture (JV) contract. The JV contract is a joint venture with the local township that lasts through August 12, 2024 and tax is payable quarterly based on tax rates determined upon entering the agreement. The tax on a PA is assessed on labor and raw material costs submitted periodically to the PRC customs offices throughout the year.

         The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company to substantial Chinese taxes in the future.

         Limited Infrastructure. Electricity, water, sewage, telephone and other infrastructure are limited in the locality of the Factory. In the past, the Company has experienced temporary shortages of electricity and water supply. The Company has installed seven back-up electrical generators in the Factory which can support it in the event of a power shortage. There can be no assurance that the infrastructure on which the Factory is dependent will be adequate to operate the Factory successfully.

DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS

         The Company's operating results depend largely upon the appeal of its products to consumers. Consumer preferences are highly subjective, and there can be no assurance that consumers will continue to find existing products appealing or will find new products appealing. Also, the Company continues to offer a relatively limited range of products that are all in the categories of games or peripherals. This exposes the Company to the risks of any narrowly focused business. Changes in consumer preferences away from the kinds of products offered by the Company could have an adverse effect on the Company.

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

         During 1997 and 1998, Fishing-related games made up a significant portion of the Company's overall sales (45.3% and 40.4%, respectively). In response to the heavy concentration of sales within one line and in anticipation of the normal decline in the sales level of any successful product after a period of time, Radica has worked to diversify its product lines. Fishing-related games accounted for 19% of sales in 1999.

         Much of the Company's expected 2000 peripherals revenues are based on steering wheels and controllers developed for the PlayStation 2 ("PS2") platform, expected to be released in Japan in Spring of 2000 and in the US and Europe in Fall of 2000. Delays in Sony's introduction of the PS2 system could have a significant impact on the Company's peripherals revenue in 2000. There is also no guarantee that the Company will be able to create peripheral products that work with the new platform in time to meet the market.

         Future products may utilize different technologies and require knowledge of markets in which the Company does not presently participate. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

NO ASSURANCE OF CONTINUED GROWTH

         There can be no assurance that the Company will achieve future growth in net sales and net income or that it will be able to maintain its present levels of net sales and net income. The Company's current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products, e.g., Sports games, Heritage card games, the Girl Tech(R) line, game peripherals, internet accessories and ODM games. In addition, the Company plans to introduce its new Play TV(TM) line of products in the Fall of 2000. The Play TV(TM) games utilize the Xavix(TM) technology which allows users to plug games directly into their television set for display of the game content on the screen without requiring connection through a video game system.

DEPENDENCE ON MAJOR CUSTOMERS

         Historically, a significant portion of the Company's sales has been concentrated in a few large retail customers. See Note 15 of Notes to Consolidated Financial Statements included herein. Most of the Company's retail customers operate on a purchase order basis and the Company does not have long-term contracts with its retail customers. While management considers the Company's relationships with its major retail customers to be good, the loss of one or more of its major retail customers would have an adverse effect on the Company's results of operations.

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

         The Company also relies on outside manufacturers for production of peripherals. While the Company intends to move the majority of this production into its own Factory, manufacturer delays or shut downs could have a significant impact on sales of peripherals in 2000.

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

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         In order to sustain growth, Radica intends to expand into related businesses, including original design manufacturing of products for third parties. Until 1999, Radica had only been successful in developing an ODM relationship with Hasbro. During the past year, Radica has been able to successfully enter into an ODM agreement with Konami and is also currently manufacturing Othello product for both Mattel and Tsukuda of Japan. The Company intends to maintain relationships with its existing ODM partners while continuing to pursue new partners.

NO ASSURANCE OF CONTINUED ODM BUSINESS

         The Company's contract with the Hasbro Games Group can be ended on 180 days notice; the Company's contracts with Konami has similar termination clauses. There can be no guarantee then such business can be retained indefinitely. Loss of such business would materially effect the Company's revenues.

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

COMPETITION

         Both the games and peripherals businesses are highly competitive. The Company currently faces direct competition from a number of other producers of handheld electronic games and peripherals, the barriers for new producers to enter into the Company's markets are relatively low and the Company expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the toy and games industry and are larger than the Company. In addition, with respect to ODM manufacturing, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

INTERNET RISK

         In 2000, the Company plans on introducing several internet-related products. The market for internet products is highly competitive. There are no substantial barriers to entry in this market and the Company expects that competition will continue to intensify.

         The market for internet products is characterized by rapid technological developments, evolving industry standards and customer demands, ongoing product enhancements and new product introductions. As a result, the Company may need to make significant changes to the design and content of its internet product in order to compete effectively. Failure to do so could adversely effect its business, operating results and financial conditions. In addition, internet products tend to be higher cost, so failure of a product to sell will create higher inventory exposure than with other products.

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

CHANGING CONSUMER PREFERENCES

         The electronic games and peripherals markets are characterized by changing consumer preferences and frequent new product introductions which reduce the length of product life cycles. There can be no assurance that any of the Company's current products or product lines will be popular with consumers for any period of time. Furthermore, sales of the Company's existing products are expected to decline over time and may decline at rates faster than expected. The Company's success is dependent upon the Company's ability to enhance existing product lines and develop new products and product lines. Historically, a significant portion of the gross sales each year was derived from new products. Failure of the Company's existing and new products and product lines to achieve and sustain market acceptance and to produce acceptable margins could have an adverse effect on the Company's financial condition and results of operations.

TAXATION

         The Company cannot predict whether its tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation thereof in the various jurisdictions within which the Company operates are always subject to change. The taxes paid by the Company in China increased during 1999. See "Taxation of the Company and its Subsidiaries".

COPY PRODUCT

         On occasion in the electronic games and peripherals industries, successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property there can be no guarantee that knock-offs will not have a significant effect on business.

BAD DEBTS AND RETURNS

         While the Company does full credit checks on all of its customers it cannot guarantee that any customer will not default on a payment of debt. Such a default could have a significant effect on the Company's results. It is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. It is the Company's policy to only take back defective product and while the Company believes it will be able to enforce this policy under normal industry conditions, it may not be possible to enforce this policy in all cases. The peripherals markets generally experiences a higher rate of defective and overstock returns than the electronic and mechanical game market does. Currently all defective peripherals are returned to the manufacturer for credit.

CONTROL BY EXISTING SHAREHOLDERS

         The Company's largest shareholders (see "Item 4. Control of Registrant") including Mr. Robert E. Davids, Vice Chairman of the Company, and a group that consists of Dito Devcar Corporation and certain related persons, a group that consists of RAD Partners 1999 LLC and certain related persons, and the Hansen Trust, own beneficially in the aggregate a majority of the outstanding Common Stock. Assuming that they were in agreement, such persons would have the power to elect the Company's directors and to approve or disapprove all other matters requiring shareholders' approval regardless of the vote of any other shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES

         The Company is a Bermuda holding company, and a substantial portion of its assets are located outside the United States. In addition, certain of the Company's directors and officers and certain of the experts named herein are resident outside the United States (principally in Hong Kong, the United Kingdom and the People's Republic of China), and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or the Company judgments obtained in the United States courts predicated upon the civil liability provisions of the United States securities laws. Among other things, the Company understands that there is doubt as to the enforceability in Bermuda and Hong Kong, respectively, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

         At December 31, 1999, the Company had 17,639,594 shares of Common Stock outstanding. The Company estimates that approximately half of such shares were sold in a registered offering or in a transaction under Rule 144, and therefore such shares (other than any shares purchased by "affiliates" of the Company) are tradable without restriction. The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of such rule. In addition, the Company has granted to Mr. Davids and the Hansen Trust certain registration rights with respect to their shares. (See "Interest of Management in Certain Transactions") Mr. Davids has exercised his registration rights for all his outstanding shares. No predictions can be made as to the effect, if any, that market sales of shares by existing shareholders or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. The prevailing market price of Common Stock could be adversely effected by future sales of Common Stock by existing shareholders.

ITEM 2.  DESCRIPTION OF PROPERTIES

         See Item 1 "Manufacturing Facilities." The Company completed the first phase of construction of its Factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. An extension of the factory commenced in December of 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space. The extension is expected to be completed in August of 2000. The Company owns a long-term leasehold on its executive offices (15,400 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as two houses for employees in Hong Kong (2,100 sq. ft. each), which are made available to Mr. Howell and Mr. Storey, officers of the Company. Radica operates its Factory under the terms of the Joint Venture Agreement and Processing Agreement. The Company leases additional storage and office space in Hertfordshire, UK; Toronto, Canada and office space in Dallas, Texas; Pasadena, California and San Rafael, California.


ITEM 3.  LEGAL PROCEEDINGS

         The Company is not subject to any pending material legal proceedings.

ITEM 4.  CONTROL OF REGISTRANT

(a) The registrant is not controlled by another corporation or any foreign government.

(b) The following table is based on information available to the Company and identifies the owners of more than ten percent (10%) of the registrant's common stock and the amount of common stock owned by the officers and directors as a group, as of January 1, 2000:

                  Identity of
Title of Class  Person or Group                   Amount Owned  Percent of Class
--------------  ---------------                   ------------  ----------------

Common stock    Robert E. Davids                    2,785,800      15.8%
Common stock    Dito Devcar Corporation et al       5,878,218      33.3%
Common stock    Officers & Directors as a Group     3,258,721      18.5%

         In addition to the foregoing, the Company is aware of two other significant shareholders who are believed to own approximately 9.9% and 5% of the Company's common stock. These are RAD Partners 1999 LLC (including shares owned by other related persons) and The John and Mary Hansen 1989 Trust (the "Hansen Trust") (including shares owned by other Hansen family trusts or individuals), respectively.

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

                                     PART II

ITEM 5.  NATURE OF TRADING MARKET

         The Company's common stock is traded on the NASDAQ National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 1999, fiscal 1998 and fiscal 1997.

                          FISCAL YEAR ENDED  FISCAL YEAR ENDED   STUB PERIOD ENDED    FISCAL YEAR ENDED
                          -----------------  -----------------   -----------------    -----------------
                          OCTOBER 31, 1997   OCTOBER 31, 1998    DECEMBER 31, 1998    DECEMBER 31, 1999
                          ----------------   ----------------    -----------------    -----------------
                          HIGH       LOW      HIGH    LOW         HIGH      LOW       HIGH      LOW
                          ----       ---      ----    ---         ----      ---       ----      ---

                          $          $        $        $          $         $         $         $
Stud Period ..........     -         -         -        -         17 1/2    13 5/8     -         -

First Quarter ........     3 1/4     1 1/16   19       12 7/8      -         -        16 5/16   12 3/8

Second Quarter .......     4 1/8     2 3/8    20 5/8   14 3/4      -         -        13 5/8     9

Third Quarter.........     7 7/8     2 7/8    22 1/4   16 1/8      -         -        11 1/8     8 1/4

Fourth Quarter .......    15 3/8     7 1/2    16 5/8    9 3/4      -         -        11 11/16   7

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

         As of December 31, 1999, the Company had approximately 110 record holders of its Common Stock, and approximately 80% of such stock was held by US holders.

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

         As an exempted company, the Company is exempt from the usual Bermuda requirement which restricts the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not, unless authorised by its memorandum of association and with the consent of the Minister of Finance, participate in certain business transactions, including: (1) the acquisition and holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or with the Minister's consent, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda Government or a public authority; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

ITEM 7.  TAXATION

         The following discussion is a summary of certain anticipated tax consequences of the ownership of Common Stock under Bermuda tax laws, Hong Kong income tax laws, United Kingdom income tax laws and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or to the ownership of Common Stock. In particular, the discussion does not address the tax consequences under State, local and other (e.g., non-Bermuda, non-Hong Kong, non-United Kingdom and non-United States Federal) tax laws. Accordingly, each owner should consult his tax advisor regarding the tax consequences of the ownership of Common Stock. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change.

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

         Hong Kong stamp duty is levied on the transfer of Common Stock of Hong Kong companies at the rate of 0.03% on the fair consideration of the transfer. For companies not incorporated in Hong Kong, no stamp duty is chargeable on the transfer so long as the shareholders' registers are kept outside of Hong Kong.

         Hong Kong also levies an estate duty on the estate of a person who holds Common Stock in a Hong Kong company at the time of his death. No such duty is levied where the company is not incorporated in Hong Kong and where its share register is kept outside of Hong Kong.

UNITED STATES FEDERAL INCOME TAXATION

         General. The following is a general discussion of the principal US federal income tax consequences to a US Holder (as defined below) of the ownership of Common Stock and does not address the US tax treatment of certain types of investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities, traders in securities that elect to mark to market and persons owning directly or indirectly (under constructive ownership rules) 10% or more of the Common Stock), all of whom may be subject to tax rules that differ significantly from those summarized below.

         A "US Holder" is a beneficial owner of Common Stock that is a US citizen or resident, a domestic corporation, an estate subject to US federal income taxation on a net income basis in respect of the Common Stock, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         Dividends. Subject to the FPHC discussion below, a US Holder receiving a distribution on Common Stock will be required to include such distribution in gross income as a dividend to the extent such distribution is paid from current or accumulated earnings and profits of the Company as determined under US federal income tax law. Distributions in excess of the earnings and profits of the Company will be treated, for US federal income tax purposes, as a nontaxable return on capital to the extent of the US Holder's basis in the Common Stock and then as gain from the sale or exchange of a capital asset. Dividend income with respect to the Common Stock generally will constitute foreign source "passive" income, or in the case of certain US Holders, "financial services" income for purposes of the foreign tax credit limitation. A corporate shareholder will not be eligible for the dividends received deduction.

         Sale or Exchange of Common Stock. Gain or loss on the sale or exchange of the Common Stock by a US Holder generally will be treated as capital gain or loss and will be long-term capital gain or loss if the US Holder has held the Common Stock for more than one year at the time of the sale or exchange. Gain, if any, realized by a US Holder will generally be US source gain. Long-term capital gain of a non-corporate US Holder is generally subject to a maximum tax rate of 20%.

         FPHC Rules. A foreign corporation will be classified as a foreign personal holding company ("FPHC") if (i) five or fewer individuals who are US citizens or residents directly or indirectly own more than 50% of the corporation's stock (measured either by voting power or value) (the "shareholder test") and (ii) more than 50% (or 60%, in certain years) of its gross income, as specially adjusted, consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents, gains from the sale of stock or securities and certain other types of passive income) (the "income test"). US citizens or residents, domestic corporations, domestic partnerships and estates or trusts other than foreign estates or trusts who are shareholders of FPHCs ("US shareholders") are required to include in income the undistributed income of a FPHC.

         The Company is not a FPHC because the income test was not met in 1999. The Company intends to manage its business such that it will not meet the income test until such time that it begins to receive significant dividends from its subsidiaries, which is not expected to occur in the foreseeable future. The Company would then be a FPHC only if, in the same taxable year, it also met the shareholder test.

         If the Company is a FPHC for any year, each US shareholder who holds Common Stock on the last day of the Company's taxable year or, if earlier, on the last day on which the ownership test is met, would be required to include in income as a dividend its pro rata share of the Company's undistributed foreign personal holding company income. The shareholder's tax basis in the Common Stock would be increased by the amount included in income. Such income would be taxable to any such US shareholder as a dividend whether or not distributed in cash. For any year in which the Company is a FPHC, any 5% or greater US shareholder would be required to report on its tax return in complete detail the gross income, deductions and credits, taxable income, FPHC income and undistributed FPHC income of a FPHC. The Company will furnish any shareholder required so to report the information required to be reported. In addition, any holder who acquires Common Stock from a decedent would be denied the date of death value as the tax basis for such Common Stock (which would have a basis equal to the lower of fair market value or the decedent's basis) if the Company was a FPHC with respect to its taxable year next preceding the date of the decedent's death.

         For any year in which it is a FPHC, the Company intends to make cash distributions to shareholders of record on the last day of its taxable year in an amount at least equal to 50% of its foreign personal holding company income (which amount should be sufficient for shareholders to pay US federal and state income taxes on such distributions and any undistributed foreign personal holding company income taxable as a dividend).

         PHC Rules. A corporation (including a foreign corporation that is not a FPHC) will be classified as a personal holding company ("PHC") if (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly own more than 50% in value of the corporation's stock (the "shareholder test") and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income) (the "income test"). A PHC is subject to a US federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to US source income).

         The Company is not a PHC as the income test was not met in 1999. The Company intends to cause any subsidiary that is a PHC to make distributions on a basis such that it will not have undistributed personal holding company income.

         CFC Rules. A foreign corporation generally is treated as a controlled foreign corporation ("CFC") for US federal income tax purposes if more than 50% of its stock is owned by certain 10% shareholders. The Company believes that it is not currently a CFC because such shareholder test is not met. The treatment of the Company as a CFC would not in any event adversely affect any person who owns (directly or indirectly or by attribution) less than 10% of the Common Stock.

         PFIC Rules. The Company believes that the Common Stock should not be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC, a gain realized on the sale or other disposition of Common Stock would in general not be treated as a capital gain, and a US Holder would be treated as if such holder had realized such a gain and certain "excess distributions" ratably over the holder's holding period for the Common Stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

         In general, the Company will be a PFIC with respect to a US Holder if, for any taxable year in which the US Holder held the Company's Common Stock, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interests, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.

ITEM 8.  SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data for each of the four years in the period ended October 31, 1998, of two months in the period ended December 31, 1998 and of the year in the period ended December 31, 1999. This summary should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the combined financial statements and notes thereto included elsewhere in this document.

                                                                                                         TWO MONTHS     TWO MONTHS
                                                                                                         ENDED          ENDED
                                                                   YEAR ENDED OCTOBER 31,                DECEMBER 31,   DECEMBER 31,
                                                      1995        1996        1997         1998          1998           1999
                                                    --------------------------------------------------------------------------------
                                                               (IN  THOUSANDS,  EXCEPT  PER SHARE DATA AND MARGINS)
INCOME STATEMENT DATA:
Net sales                                           $ 52,650     $ 47,535     $ 87,760     $ 155,618     $  21,071     $ 133,522
Cost of sales                                         34,640       30,696       40,888        70,576        10,717        78,229
                                                    --------     --------     --------      --------     ---------     ---------

Gross profit                                          18,010       16,839       46,872        85,042        10,354        55,293
                                                    --------     --------     --------      --------     ---------     ---------
Operating expenses:
Selling, general and administrative                   21,105       11,752       14,403        27,788         3,657        28,049
Research and development                               2,084        1,699        2,099         3,710           730         6,036
Write down of assets                                  15,318          -            -             -             -             -
Acquired research and development                        -            -            -           1,500           -             -
Depreciation and amortization                          1,591        1,594        2,278         3,423           612         4,956
                                                    --------     --------     --------      --------     ---------     ---------
Total operating expenses                            $ 40,098     $ 15,045     $ 18,780     $  36,421     $   4,999     $  39,041
                                                    --------     --------     --------      --------     ---------     ---------

Operating (loss) income from continuing operations   (22,088)       1,794       28,092        48,621         5,355        16,252
Other income                                             329          748          915           807           471         1,231
Share of loss of affiliated company                      -            -           (141)         (334)         (120)       (1,748)
Net interest (expenses) income                          (628)        (165)         913         1,896           289         1,469
                                                    --------     --------     --------      --------     ---------     ---------
(Loss) Income from continuing operations before
income taxes and unusual item                        (22,387)       2,377       29,779        50,990         5,995        17,204
Unusual item                                             -            709          -             -             -             -
                                                    --------     --------     --------      --------     ---------     ---------
(Loss) Income from continuing operations

before income taxes                                  (22,387)       3,086       29,779        50,990         5,995        17,204

Credit (Provision) for income taxes                      897          120         (193)          226          (176)         (149)
                                                    --------     --------     --------      --------     ---------     ---------
(Loss) Income from continuing operations

after income taxes                                  $(21,490)    $  3,206     $ 29,586     $  51,256     $   5,819     $  17,055

Discontinued Operations:
Loss from operation of pub poker business               (233)      (1,712)         -             -             -             -
                                                    --------     --------     --------      --------     ---------     ---------
Net (loss) income                                   $(21,723)    $  1,494     $ 29,586     $  51,256     $   5,819     $  17,055
                                                    ========     ========     ========     =========     =========     =========

Net (loss) earnings per share from continuing       $  (0.94)    $   0.15     $   1.43     $    2.53     $    0.31     $    0.94
 operations
Effect of discontinued operations                      (0.01)        (0.08)          -          -
                                                    --------     --------     --------      --------     ---------     ---------

Net (loss) earnings per share - basic               $  (0.95)    $   0.07     $    1.43     $    2.53     $    0.31     $    0.94
                                                    ========     ========     ========     =========     =========     =========

Average number of shares outstanding                  22,780       21,439       20,761        20,240        18,883        18,144

Net (loss) earnings per share - assuming dilution   $  (0.95)    $   0.07     $    1.37     $    2.39     $    0.29     $    0.90
                                                    ========     ========     ========     =========     =========     =========
Average number of shares outstanding                  22,780       21,439       21,636        21,488        20,094        18,979

                                  (continued)

                                                                                                         TWO MONTHS     TWO MONTHS
                                                                                                         ENDED          ENDED
                                                                   YEAR ENDED OCTOBER 31,                DECEMBER 31,   DECEMBER 31,
                                                      1995        1996        1997         1998          1998           1999
                                                    -----------------------------------------------------------------------------
                                                               (IN  THOUSANDS,  EXCEPT  PER SHARE DATA AND MARGINS)

STATISTICAL DATA:

Gross margin                                           34.2%        35.4%        53.4%         54.6%         49.1%        41.4%
Operating margin                                         N/A         3.8%        32.0%         31.2%         25.4%        12.2%
Dividends per share                                      -            -            -             -             -              -

BALANCE SHEET DATA (AT PERIOD END):

Working capital                                     $ 15,878     $ 18,847     $ 48,860     $  59,913     $  65,776     $  65,123
Total assets                                          54,054       42,725       79,449       113,521       108,190       122,095
Long-term debt                                            99          -            -             -             -          10,946
Total debt                                            14,440           99          -             -             -          10,946
Shareholders' equity                                  30,297       31,813       61,593        79,839        85,735        86,062


ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         In December of 1998, Radica Games' Board of Directors approved a change in the Company's fiscal year end from October 31 to December 31. This resulted in a transition period from November 1, 1998 to December 31, 1998, which has been audited. However, for clarity of presentation and comparability, the discussion of results of operations compares the year ended December 31, 1999 to the unaudited twelve months ended December 31, 1998, followed by a comparison of the unaudited two months ended December 31, 1998 to two months ended December 31, 1997, a comparison of the fiscal year ended October 31, 1998 to the fiscal year ended October 31, 1997 and a comparison of the fiscal year ended October 31, 1997 to the fiscal year ended October 31, 1996. For purposes of the comparison of the year ended December 31, 1999 to the twelve months ended December 31, 1998, the unaudited twelve months ended December 31, 1998 are referred to as the prior year.

         On June 24, 1999 the Company acquired all of the business and operating assets of LMP for total transaction costs of $16 million including acquisition-related costs. The transaction has been accounted for using the purchase method. The Company's consolidated results of operations include the results of LMP from the date of Acquisition (see Note 7 of the Notes to Consolidated Financial Statements).

FISCAL 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:


                                                                         Year ended December 31,
                                                        -----------------------------------------
                                                              1998                    1999
                                                        -----------------       -----------------

Net revenues                                                      100.0%                  100.0%
Cost of sales                                                      46.1%                   58.6%

Gross margin                                                       53.9%                   41.4%
Selling, general and administrative expenses                       17.8%                   21.0%
Research and development                                            2.6%                    4.5%
Acquired research and development                                   0.9%                       -
Depreciation and amortization                                       2.4%                    3.7%

Operating income                                                   30.2%                   12.2%
Other income                                                        0.7%                    0.9%
Share of loss of affiliated company                                 0.3%                    1.3%
Interest income, net                                                1.2%                    1.1%

Income before income taxes                                         31.9%                   12.9%
(Provision) credit for income taxes                                 0.1%                   (0.1%)

Net income                                                         32.0%                   12.8%

         Net sales for the year ended December 31, 1999 were $133.5 million, decreasing 16.2% from $159.4 million for the prior year.

         The following table sets out the percentages of sales achieved from each category of products:

                                                                              YEAR ENDED DECEMBER 31,

                   -----------------------------------------------------------------------------------------------------------------
                                         1998                                                      1999
                   --------------------------------------------------------   ------------------------------------------------------
                       % of Net           Net           Units      No. of        % of Net           Net           Units       No. of
Product Lines        Sales Value      Sales Value       Sold          Models   Sales Value      Sales Value       Sold        Models
------------------- --------------- ------------------------------ ---------  --------------- ------------------------------ -------
                                    (in thousands)  (in thousands)                            (in thousands)  (in thousands)

Fishing games            40.4%         $ 64,454         5,233        6             19.0%         $ 25,370         2,239          9

Hunting games                -                -             -        -              8.1%           10,822           651          4

Action games              9.8%           15,540         1,089        7              8.7%           11,678           803         12

Sports games             11.5%           18,355         1,316       12             12.1%           16,159         1,027         17

Casino games              8.2%           13,040         3,181       66              7.6%           10,170         2,395         38

Heritage games            7.2%           11,513         1,084       19             10.2%           13,576         1,552         20

Girl Tech games           0.1%              145            11        2              5.6%            7,444           594          6

ODM products             22.8%           36,322         6,144       20             20.9%           27,897         6,109         22

Peripherals                  -                -             -        -              7.8%           10,406         1,871        139
                    ----------- ------------------------------ --------       ----------- ------------------------------ -----------

Total                   100.0%        $ 159,369        18,058      132            100.0%        $ 133,522        17,241        267
                    =========== ============================== ========       =========== ============================== ===========

         During 1999, the Company sold 267 different  models of games,  totaling
17.2 million units, compared to 132 models totaling 18.1 million units in 1998, a decrease of 5.0%. Of the 267 models of Radica, Radica Gold and LMP games and peripherals sold during the period a number of models are discontinued lines, which unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. Twenty-seven new models were sold during 1999 (See "New Products Introduction"). The Company intends to introduce approximately 114 new models in 2000.

         The gross profit for fiscal year 1999 was $55.3 million compared to $85.9 million for fiscal 1998, a decrease of 35.6%. The gross margin for the year was 41.4% compared to 53.9% for fiscal year 1998. The decrease in gross margin was due to the effect of the sales of lower margin controller product through LMP, the effect of increased licenses, reduced ODM margins, together with the effect of certain amounts of air freight due to shortages of raw materials due to the Taiwan earthquake earlier this year.

         Operating profit for fiscal year 1999 was $16.3 million, a decrease of 66.1% from $48.1 million in fiscal 1998. Operating expenses increased to $39.0 million from $37.8 million in 1998. The increase was the result of increased research and development costs, together with increased depreciation and amortization due to the acquisition of LMP.

         The following table lays out the changes in operating expenses for the major expense categories.

                                                    December 31,
                                      ----------------------------------------
                                            1998                   1999
                                       -----------------      -----------------
                                               (US dollars in millions)
Commissions                                      $ 5.0                  $ 2.9
Indirect salaries and wages                        6.9                    8.2
Advertising and promotion expenses                 8.8                    8.9
Research and development expenses                  5.6                    6.0

         The decrease in commissions in 1999 was the result of the decrease in sales from 1998 combined with Radica USA's decision to move the sales function to several of its retail customers in-house. Indirect wages and salaries increased in 1999 as a result of the acquisition of LMP and management's decision to increase research and development and add several key management positions in the United States.

         The effective blended tax rate for the year ended December 31, 1999 was a provision of 0.9% on continuing operations compared to a credit of 0.3% for fiscal 1998. The tax provision for the year was comprised of an expense of $0.2 million representing 0.9% of pre-tax income. This compared to a credit of $0.6 million in 1998, or 1.2% of pre-tax income. The increase in the tax provision for the year was as a result of taxable income in the US and the one-time deferred tax credit of $4.6 million in 1998.

         During 1999, the Company wrote down a $1 million loan to its affiliate ShareGate due to actual losses in 1999 and anticipated ongoing losses in 2000. As the investment in ShareGate was at zero on the balance sheet at the end of 1999, there will be no further charges as a result of ShareGate in 2000.

         Net profit for fiscal year 1999 was $17.1 million or $0.90 per share compared to $51.0 million or $2.41 per share in fiscal 1998.

CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $32.2 million at December 31, 1999, a drop of $15.4 million from December 31, 1998. Working capital at December 31, 1999 was $65.1 million, a $0.7 million decrease from working capital of $65.8 million at December 31, 1998. The decrease in working capital is due primarily to a decrease in net income offset by an increase in receivables and inventory resulting from the acquisition of LMP, Y2K related issues and Radica shares repurchased throughout the year. The ratio of current assets to current liabilities decreased to 3.6 at December 31, 1999 from 3.9 at December 31, 1998. This decrease in the current ratio is due mainly to the decrease in cash.

         Short-term borrowings totaled $2.9 million at December 31, 1999, an increase of $1.4 million from December 31, 1998. $1.4 million at the short-term borrowings were notes held in escrow as a result of the LMP purchase and will mature in December of 2000. The remaining $1.5 million is the outstanding amount of an LMP credit facility.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

TWO MONTHS  ENDED  DECEMBER 31, 1998  COMPARED TO TWO MONTHS ENDED  DECEMBER 31,
1997

         Net sales for the two months ended December 31, 1998 were $21.1 million, increasing 22% from $17.3 million for the prior year. Approximately 25% of sales related to Fishing games, 12.2% to Action games, 18.2% to Sports games, 7.0% to Heritage games, 0.7% to Girl Tech games, 9.5% to Casino games and 27.4% to ODM sales during the two months ended December 31, 1998 in comparison to 53.9%, 7.2%, 6.1%, 8.7%, 0%, 12.2% and 11.9% in the same period in 1997.

         During the two months ended December 31, 1998, the Company sold 97 different models of games, totaling 2.4 million units, compared to 100 models totaling two million units in the same period in 1997, an increase of 20%. Of the 81 models of Radica, Girl Tech and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Seven new models were sold during the period.

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

         The following table lays out the changes in operating expenses for the major expense categories.

                                               Two months ended December 31,
                                    --------------------------------------------
                                           1997                     1998
                                    -------------------      -------------------
                                              (US dollars in thousands)
Commissions                                 $ 553                    $ 791
Indirect salaries and wages                   730                    1,236
Advertising and promotion expenses            732                      421
Research and development expenses             320                      730


         The effective blended tax rate for the two months ended December 31, 1998 was a provision of 2.9% compared to 1.2% for the two months ended December 31, 1997. The increase in tax expense for the period was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

         Net profit for the two months ended December 31, 1998 of $5.8 million or $0.31 per share compared to $6.1 million or $0.29 per share for the same period in 1997.

FISCAL 1998 COMPARED TO FISCAL 1997

         Net sales for the year ended October 31, 1998 were $155.6 million, increasing 77.2% from $87.8 million for the prior year. Approximately 44% of sales related to Fishing games, 9.1% to Action games, 10% to Sports games, 7.4% to Heritage games, 8.5% to Casino games and 21% to ODM sales in fiscal 1998 in comparison to 40.7%, 2.7%, 9.3%, 12.3%, 15.6% and 19.4% in fiscal 1997. During
1998, the Company sold 125 different models of games, totaling 17.7 million units, compared to 156 models totaling 12.4 million units in 1997, an increase of 42.7%. Of the 125 models of Radica and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Twenty new models were sold during 1998.

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

         The following table lays out the changes in operating expenses for the major expense categories.

                                                     October 31,
                                      ----------------------------------------
                                            1997                   1998
                                      -----------------      -----------------
                                              (US dollars in millions)
Commissions                                 $ 2.45                 $ 4.73
Indirect salaries and wages                   4.72                   6.36
Advertising and promotion expenses            0.80                   9.20
Research and development expenses             2.10                   3.71


         The effective blended tax rate for the year ended October 31, 1998 was a credit of 0.5% on continuing operations compared to a provision of 0.6% for fiscal 1997. The tax credit for the year was comprised of an expense of $4.0 million representing 7.8% of pre-tax income, offset by a one time deferred tax credit of $4.6 million. This compared to a charge of $0.2 million in 1997, or 0.6% of pre-tax income. The increase in tax expense for the year was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

         Net profit for fiscal year 1998 of $51.3 million or $2.53 per share compared to $29.6 million or $1.43 per share in fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

         Net sales for the year ended October 31, 1997 were $87.8 million, increasing 84.8% from $47.5 million for the prior year. Approximately 50.6% of sales related to Sports games, 12.4% to Heritage games, 2.7% to Action games, 15.7% to Casino games and 18.6% to ODM sales in fiscal 1997 in comparison to 18.1%, 17.3%, 0%, 40.5% and 24.1% in fiscal 1996. During 1997, the Company sold
156 different models of games, totaling 12.4 million units, compared to 139 models totaling 9.0 million units in 1996, an increase of 37.8%. Of the 147 models of Radica and Monte Carlo (now called Radica Gold) games sold during the period 122 models were discontinued lines, which unless the market warranted reintroduction, the Company only intended to continue selling so long as inventories exist. Ten new models were sold during 1997.

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

         The effective blended tax rate for the year ended October 1997 was 0.6% on continuing operations compared to a credit of 3.9% for fiscal 1996. This was due to the effective USA tax rate of 34% combined with the 16.5% effective tax rate of the operations in Hong Kong and 0% effective tax rate of the manufacturing operation in China conducted by a British Virgin Islands subsidiary. It should be noted that the US subsidiary had significant releases of inventory provisions which were not taxable during the year, so that although it was profitable there was no tax charge.

         Net profit for fiscal year 1997 of $29.6 million or $1.43 per share compared to $1.5 million or $0.07 per share in fiscal 1996.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth the directors and executive officers of the Company in fiscal 1999.

                                            Term
Name                                        Expires    Residency   Position
----                                        -------    ---------   --------
Patrick S. Feely                            2000        USA        President, Chief Executive Officer,
Chief Operating Officer and Director

Jon N. Bengtson                             2000        USA        Chairman of the Board and Director

Robert E. Davids (3)                        2000        Hong Kong  Vice-Chairman of the Board and Director

David C.W. Howell                           2000        Hong Kong  President Asia Operations,
                                                                   Chief Financial Officer and Director

Siu Wing Lam                                2000        USA        Executive Vice President, Engineering and Director

James O'Toole (1)(2)(3)                     2000        USA        Director

Millens W. Taft (1)(2)(3)                   2000        USA        Director

Peter L. Thigpen (1)(2)(3)                  2000        USA        Director

Henry Hai-Lin Hu (1)(2)(3)                  2000        Australia  Director

Craig D. Storey                             N/A         Hong Kong  Vice President and Chief Accounting Officer

Eugene A. Murtha                            N/A         USA        President, Radica USA

Neil Doughty                                N/A         UK         Managing Director, Leda Media Products Ltd

John Doughty                                N/A         UK         Head of Sales, Leda Media Products Ltd

Alan R. Champion                            N/A         UK         Head of Marketing, Leda Media Products Ltd

Kam Cheong Wong                             N/A         Hong Kong  Vice President of China Operations

Hermen H.L. Yau                             N/A         Hong Kong  MIS Director

Samuel C.W. Kwok                            N/A         Hong Kong  Plant Administration Director

Ben Hui                                     N/A         Hong Kong  Materials Director

You Liang Wang                              N/A         China      Quality Director

Rick C.K. Chu                               N/A         Hong Kong  International Sales Director

(1)      Member of the Audit Committee.

(2)      Member of the Compensation, Organization and Nominating Committee.

(3)      Member of the Executive Committee.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As president of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also a Director of the Toy Manufacturers Association. He has a BA from Duke University and an MBA from the University of Michigan.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He is currently the Chairman of ShareGate, Inc. a telecommunications company. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regency in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regency.

         Robert E. Davids became Chairman of the Executive Committee of the Board of Directors, Vice Chairman of the Board and Chief Executive Officer-Emeritus in April 1999 and has been a director since December 1989. He was Chief Executive Officer of the Company from January 1994 to April 1999, and President of the Company from December 1993 to July 1997. Prior to 1993, Mr. Davids had been the Co-Chief Executive Officer and director of Radica HK since he joined the Company in 1988. Mr. Davids has over 30 years experience in the development, design and engineering of non-gambling casino gifts, commercial gaming machines, automobiles and other products. From 1984 until he joined the Company, he was the General Manager of Prospector Gaming Enterprises Inc., a casino in Reno, Nevada. From 1978 through 1984, Mr. Davids served in various positions at IGT, including Director of Special Projects and Director of Engineering.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was a Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a fellow of the Hong Kong Society of Accountants.

         Siu Wing Lam has been Executive Vice President, Engineering of the Company since December 1998 and was previously Vice President, Engineering and a director of the Company since January 1994. Prior to that, he was the head of the Radica HK engineering department for eight years since joining the Company in 1985. Mr. Lam has over 19 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a post graduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of UK.

         James O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz Allen Hamilton Strategic Leadership Center.

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

         Peter L. Thigpen has been a director of the Company since June 1998. He owns Executive Reserves, a consulting company that specializes in quality processes, ethics and marketing strategy. Prior to starting Executive Reserves, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of

President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors. Mr. Thigpen is a Senior Fellow and a Moderator at the Aspen Institute, a lecturer on ethics at the Haas Graduate School of Business at the University of California, Berkeley.

         Henry Hai-Lin Hu was appointed a director of the Company in December 1998. He is currently the Principal of Business Plus Consultants Limited providing services to Hong Kong toy companies on business development. From 1993 through 1996, he was Chairman and Chief Executive Officer of Zindart Industrial Co. Ltd., a NASDAQ listed manufacturer of die cast car replicas and premium giftware. He co-founded Wah Shing Toy Group in 1982, a Singapore listed toy company, and retired from Wah Shing in 1991. Mr. Hu has served in director and senior officer roles in several toy companies in Hong Kong since 1967. He has a B.Sc. in Mechanical Engineering from Hong Kong University, is a Registered Professional Engineer, and a member of the Institution of Electrical Engineers, Hong Kong.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Eugene A. Murtha has been the President of Radica USA since December 1998. A 23-year veteran of the Toy and Game Industry, Mr. Murtha recently served as Mattel's Senior Vice President of Marketing with worldwide responsibilities for the Matchbox line of products. He has previously held senior marketing and R&D jobs with game companies such as Milton Bradley and Coleco, where he had responsibility for such classic brands as Scrabble, Trivial Pursuit and Parcheesi.

         Neil Doughty has been Managing Director of Leda Media Products Ltd ("LMP") since their acquisition by Radica on 24th June 1999. He was previously in the position of Sales Director/ Shareholder and was heavily involved in the running of the business (heightened by the ill health of the previous managing director). Mr. Doughty was responsible for LMP's introduction to the video game peripherals market place in 1991, which is now LMP's primary source of revenue. He is one of the main pioneers of the European peripherals market and was responsible for the establishment of LMP's network of European distributors. Mr. Doughty has 16 years experience in Sales & Marketing management, of which 14 have been spent within the consumer electronics industry.

         John Doughty has been Head of Sales with LMP since May 1999, having previously held the position of UK Sales Manager since March 1998. He personally manages LMP's major European Accounts, and also oversees all other European and UK Accounts through the LMP Sales Team. Mr. Doughty has had 13 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         Alan R. Champion has been Head of Marketing at LMP since January 2000 having previously held the position of General Manager since May 1997. Prior to joining LMP, Mr. Champion worked for 5 years in Sales and Marketing positions with TDK UK Ltd and earlier lived and worked in Germany for Kraft Suchard confectionery. Mr. Champion has a BA (Hons) degree in International Business Management and (Diplom Betriebswirt) German International Business degree from the University of Stuttgart, Germany.

         Kam Cheong Wong has been the Vice President of China Operations for the Company since May 1998. Prior to that, he was the Director of Manufacturing for the Company from June 1994 to May 1998. Mr. Wong has over 20 years of experience in product design, R&D, production and sales in toys, consumer electronics and the electrical appliance industry. Mr. Wong has a B.Sc. in Mechanical Engineering from Taiwan University, a post graduate diploma in Manufacturing Technology from City University, London and is a member of the Institute of Management, UK.

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

         Samuel C.W. Kwok has been the Plant Administration Director since February 1998. Mr. Kwok has over 10 years working experience in Finance and Administration in multinational companies and is responsible for the general administration in the China factory. He has an MBA and is a certified accountant.

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

         You Liang Wang has been the Quality Director of the Company since December 1993. Prior to that, he was Head of the Quality Assurance Section of Foxboro Co. Ltd in Shanghai from 1986 to 1993 and a Quality Control Engineer from 1982 to 1986.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 16 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

ITEM 11.  COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 1999, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.31 million.

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

         Prior to April 1997, each outside director of the Company also received, in addition to the above, a $10,000 annual fee paid in quarterly installments. The Company proposes to resume payment of this fee effective from the May 2000 annual shareholders meeting. Directors may elect to receive half of this fee payable in shares of the Company's Common Stock valued at the then current market price.

         Prior to fiscal year 1996, each outside director received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election to the Board of Directors at an exercise price equal to the public offering price ($11.00 per share) of the Company's Common Stock and exercisable after one year from the date of grant. In January 1997, the board of directors resolved to reprice 30,000 stock options ($11.00 per share) each of two outside directors to market price as of the date of such meeting ($1.75 per share) and the change was ratified in the board meeting on April 9, 1997. In the same board meeting, one outside director was appointed and received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company at an exercise price equal to the average of bid and asked closing price ($3.125) on such date. In 1998, each of two outside directors received non-qualified stock options to purchase 30,000 shares of Common Stock of the Company upon initial election at exercise prices of $17.25 and $16.375 per share, respectively.

         Upon each re-election to the Board of Directors, starting in 1995, each outside director received non-qualified stock options to purchase 5,000 shares in 1995 and 1996, and 15,000 shares in 1997, 1998 and 1999, of Common Stock of the Company at the then current market price of the Company's Common Stock, which at the past five re-election dates were $3.66, $1.50, $3.125, $18.75 and $12.625 per share, respectively. Upon re-election to the Board of Directors in 2000 and thereafter, each outside director will receive non-qualified stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. These subsequent options are also exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Lam, Murtha, Bengtson and Neil Doughty have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are for periods of two years each, from December 1998 for Messrs. Feely, Howell, Lam, and Bengtson, from November 30, 1998 for Mr. Murtha, and from June 24, 1999 for Mr. Doughty. Each employment agreement is terminable by the Company for cause. Messrs. Feely, Howell, Lam, Murtha, Bengtson and Doughty shall each receive minimum annual base salaries of $282,600, $182,000, $160,000, $200,000, $43,200 and $171,720,
respectively. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. The employment agreements for Messrs. Feely, Howell, Lam, Murtha and Doughty contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides residences for Mr. Howell and Mr. Storey in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at $3.625 per share, and another 60,000 stock options at $14.125 per share in November 1998, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May of 2000 and 2001, Mr. Feely will be granted 60,000 stock options (up to 120,000 shares in the aggregate) at market price provided he achieves certain conditions as stated in the agreement. In the agreement for Mr. Murtha, he was granted 300,000 stock options of the Company common stock at $11.00 per share subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May of 2000, 2001 and 2002, Mr. Murtha will be granted 25,000 stock options (up to 75,000 shares in the aggregate) at market price provided certain conditions are achieved as stated in the agreement. In the agreements for Mr. Howell and Mr. Lam, in May of 2000, 2001 and 2002, Mr. Howell and Mr. Lam will be granted 25,000 stock options (up to 75,000 shares in the aggregate for each) at market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan, and provided certain conditions are achieved as stated in the agreement. In the agreement for Mr. Doughty, he was granted 50,000 stock options of the Company common stock at $10.625 per share subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May of 2000, 2001 and 2002, Mr. Doughty will be granted 25,000 stock options (up to 75,000 shares in the aggregate) at market price provided certain conditions are achieved as stated in the agreement.

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

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 2.86 million shares. The option price per share with respect to each such option shall be determined by the Compensation, Organization and Nominating Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation, Organization and Nominating Committee. Ordinarily, twenty percent of the stock options vest and become exercisable on each of the first five anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

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

         In fiscal year 1998, an aggregate of 549,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the previous) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $10.875 to $19.75 per share.

         In the two months ended December 31, 1998, an aggregate of 135,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the period) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $14.13 to $16.38 per share.

         In fiscal year 1999, an aggregate of 307,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $8.38 to $15 per share.

         As a result of the foregoing, at the end of fiscal year 1999, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,824,800 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.38 to $19.63 per share, and of such amount a total of 1,146,600 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 175,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. During 1999, a total of 281,400 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 1999, a total of 604,600 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.00 per share.

         Additional  information  with respect to stock  options is contained in
Note 14 of the Notes to Consolidated Financial Statements included in this filing.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Robert E. Davids, the Hansen Trust, certain other former stockholders and the Company were parties to a shareholders agreement (the "Shareholders Agreement") which provided for certain matters relating to the management of the Company and ownership of its Common Stock. In January 1998, the Shareholders Agreement was amended to eliminate provisions respecting the election and removal of directors, restrictions on transfer and a right of first refusal. The registration rights provisions of the Shareholders Agreement remain operative.

         Pursuant to the Shareholders Agreement, the Company has agreed, at any time after February 16, 1996 and subject to certain specified conditions, to use its reasonable efforts to prepare and file one registration statement on behalf of each shareholder that is a party to the Shareholders Agreement (collectively, the "Shareholders") under the Securities Act of 1933, and to use its reasonable efforts to qualify the shares for offer and sale under any applicable US state securities laws. The Shareholders Agreement also grants each Shareholder certain "piggyback" registration rights entitling each Shareholder, at any time after February 16, 1996, to sell Common Stock in certain registered offerings of equity securities of the Company. These "piggyback" registration rights are exercisable by each Shareholder only twice. The foregoing registration rights are subject to other limitations set forth in the Shareholders Agreement. In 1997, the Company effected a demand registration at the request of Mr. Davids and also included certain shares at the request of the Hansen Trust. Such registration covered an aggregate of 1,855,000 million shares. In 1999, the Company effected in further negotiation for Mr. Davids that covered 2,815,800 shares.

         Additional information on management transactions is contained under Items 11 and 12 above.

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not Applicable

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         None

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS
          ----------------------------------------------------------------------

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

                  Independent Auditors' Report                              F-1

                  Consolidated Balance Sheets                               F-2

                  Consolidated Statements of Operations                     F-3

                  Consolidated Statements of Shareholders' Equity           F-4

                  Consolidated Statements of Cash Flows                     F-5

                  Notes to Consolidated Financial Statements                F-7

 (b)     Exhibits

            *  3.1      Memorandum of Association

            *  3.2      Bye-Laws

            *  3.3      Certificate of Incorporation on Change of Name

            *  4.1      Specimen Certificate for the Shares of Common Stock

            * 10.1 Processing Agreement, dated December 4, 1991, between Radica HK and foreign Economic Development Co. of Humen Town, Dongguan, relating to the Tai Ping Factory

            * 10.2 Processing Agreement, dated December 27, 1993, between Radica HK and Foreign Economic Development Co. of Humen Town, Dongguan

            @ 10.3 Cooperative Joint Venture Contract of D.G. Radica Games Manufacturing Co., Ltd., dated June 24, 1994 (see exhibit 10.16 to 20-F for year ended October 31, 1994)

            * 10.4 Shareholders Agreement, dated January 12, 1994, among the Company and the shareholders parties thereto

            * 10.5      Amendment  to  Shareholders   Agreement,   dated  as  of
                        February   16,   1994,   among  the   Company   and  the
                        shareholders party thereto.

           ** 10.5(a)   Amendment  to  Shareholders   Agreement,   dated  as  of
                        September   5,   1997,   among  the   Company   and  the
                        shareholders party thereto.

            * 10.6 Form of Employment Agreement, between Radica Games Limited and Robert E. Davids

            # 10.6(a)   April 1996 Amendment to such Employment Agreement.

            ~ 10.6(b)   December 1997 Amendment to such Employment Agreement.

            * 10.7 Employment Agreement, dated as of October 23, 1998, among Radica USA, Radica Games and Eugene A. Murtha

            * 10.8 Employment Agreement, dated as of November 28, 1993, among Radica HK, Radica USA and Jon N. Bengtson

            * 10.8(a)   Form of Amendment to Employment  Agreement  among Radica
                        Games  Limited,   Radica  HK,  Radica  USA  and  Jon  N.
                        Bengtson.

            * 10.8(b)   December 1995 Amendment to such Employment Agreement.

            ~ 10.8(c)   December 1997 Amendment to such Employment Agreement.

            * 10.9      1994 Stock Option Plan

            ~ 10.10 1994 Stock Option Plan, as amended in April 1997 to increase options

           ** 10.10(a)  1994  Stock  Option  Plan,  as  amended in April 1998 to increase options

            ~ 10.11 Employment Agreement, dated as of May 16, 1997, among Radica USA, Radica Games Limited and Patrick Feely

            ~ 10.11(a)  December 1997 Amendment to such Employment Agreement.

            ~ 10.12 Consulting Agreement, dated November 1, 1997 between Radica China Limited and Millens W. Taft

              10.13 Employment Agreement dated as of December 15, 1998 between Radica Games Limited and David C.W. Howell (incorporated by reference to Form 6-K dated March 29,
                        1999)

              10.14     Employment  Agreement  dated  as of  December  15,  1998
                        between Radica Games Limited and Siu Wing Lam (incorporated by reference to Form 6-K dated March 29,
                        1999)

              10.15 Employment Agreement dated as of June 24, 1999 between Radica Games Limited and Neil Doughty

              10.16 Share Purchase Agreement dated as of June 24, 1999, relating to the acquisition of the entire issued share capital of Leda Media Products Limited.

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

**   Incorporated by reference to Form 20-F for the year ended October 31, 1998.

                              RADICA GAMES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page

 Independent Auditors' Report ..........................................    F-1

 Consolidated Balance Sheets ...........................................    F-2

 Consolidated Statements of Operations .................................    F-3

 Consolidated Statements of Shareholders' Equity ......................     F-4

 Consolidated Statements of Cash Flows .................................    F-5

 Notes to the Consolidated Financial Statements ........................    F-7

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and Directors of Radica Games Limited

         We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 1999 and 1998, and as of October 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999, the two months ended December 31, 1998 and each of the years in the two-year period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 1999 and 1998, and as of October 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1999, the two months ended December 31, 1998 and each of the years in the two-year period ended October 31, 1998, in conformity with accounting principles generally accepted in the United States of America.


/S/ Deloitte Touche Tohmatsu

HONG KONG
February 10, 2000

                              RADICA GAMES LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                        Assets

                                                                        December 31,     December 31,    October 31,
(US Dollars in thousands, except share data)                                1999             1998           1998
Current assets:
Cash and cash equivalents                                               $     32,159     $    47,527     $    33,141
Accounts receivable, net of allowances for doubtful accounts of $389 ($446 at Dec. 31, 1998 and $466 at Oct. 31, 1998) and
  estimated customer returns of $624 ($1,077 at Dec. 31, 1998
  and $1,375 at Oct. 31, 1998)                                                23,750          14,860          33,249
Inventories, net of provision of $2,339 ($2,437 at Dec. 31,
  1998 and 2,414 at Oct. 31, 1998)                                            24,625          20,294          21,534
Prepaid expenses and other current assets                                      4,752           1,041           1,126
Income taxes receivable                                                        1,257             755               -
Deferred income taxes                                                          3,667           3,754           4,545
                                                                             -------         -------         -------
    Total current assets                                                      90,210          88,231          93,595
                                                                             -------         -------         -------
Investment in affiliated company                                                   -             703             823
                                                                             -------         -------         -------
Property, plant and equipment, net                                            17,523          16,500          16,093
                                                                             -------         -------         -------
Intangible assets, net                                                        14,351           2,750           3,000
                                                                             -------         -------         -------
Deferred income taxes, noncurrent                                                 11               6              10
                                                                             -------         -------         -------
    Total assets                                                        $    122,095     $   108,190     $   113,521
                                                                             =======         =======         =======

                                        Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings                                                   $      1,464     $         -     $         -
Accounts payable                                                              10,929           6,911          11,694
Accrued warranty expenses                                                      1,100           2,500           2,470
Notes payable due within one year                                              1,399               -               -
Accrued payroll and employee benefits                                          2,511           2,688           3,510
Accrued advertising expenses                                                   1,203           1,308           6,178
Accrued sales expenses                                                           856           3,598           3,316
Commissions payable                                                              464             764           1,444
Accrued other expenses                                                         5,091           2,534           3,005
Income taxes payable                                                              70           2,152           2,065

    Total current liabilities                                                 25,087          22,455          33,682
                                                                             -------         -------         -------
Notes payable due after one year                                              10,946               -               -
                                                                             -------         -------         -------
Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized, 17,639,594 shares outstanding (18,896,694 at Dec. 31, 1998 and 18,864,294
  at Oct. 31, 1998)                                                              176             189             189
Additional paid-in capital                                                     1,757           9,382           9,298
Retained earnings                                                             84,100          76,215          70,396
Accumulated other comprehensive income (loss)                                     29             (51)            (44)
                                                                             -------         -------         -------
    Total shareholders' equity                                                86,062          85,735          79,839
                                                                             -------         -------         -------
    Total liabilities and shareholders' equity                          $    122,095     $   108,190     $   113,521
                                                                             =======         =======         =======

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                                 Year ended        Two months ended      Year ended           Year ended
 except per share data)                                  December 31,          December 31,       October 31,          October 31,
                                                             1999                1998                1998                 1997
                                                         -------------      ----------------     -------------        ------------
Revenues:
Net sales                                                   $  133,522          $   21,071          $  155,618          $   87,760
Cost of sales                                                  (78,229)            (10,717)            (70,576)            (40,888)
                                                          ------------       -------------       -------------        ------------
Gross profit                                                    55,293              10,354              85,042              46,872
                                                          ------------       -------------       -------------        ------------
Operating expenses:
Selling, general and administrative expenses                   (28,049)             (3,657)            (27,788)            (14,403)
Research and development                                        (6,036)               (730)             (3,710)             (2,099)
Depreciation and amortization                                   (4,956)               (612)             (3,423)             (2,278)
Acquired research and development                                    -                   -              (1,500)                  -
                                                          ------------       -------------       -------------        ------------
Total operating expenses                                       (39,041)             (4,999)            (36,421)            (18,780)
                                                          ------------       -------------       -------------        ------------
Operating income                                                16,252               5,355              48,621              28,092

Other income                                                     1,231                 471                 807                 915

Share of loss of affiliated company                             (1,748)               (120)               (334)               (141)

Net interest income                                              1,469                 289               1,896                 913
                                                          ------------       -------------       -------------        ------------
Income before income taxes                                      17,204               5,995              50,990              29,779

Provision for income taxes                                        (149)               (176)                266                (193)
                                                          ------------       -------------       -------------        ------------
Net income                                                  $   17,055            $  5,819          $   51,256          $   29,586
                                                          ============       =============       =============        ============
Earnings per share - basic:

Net earnings per share                                      $     0.94            $   0.31           $    2.53           $    1.43
                                                          ============       =============       =============       =============

Average number of shares outstanding                        18,144,179          18,883,455          20,239,790          20,761,020
                                                          ============       =============       =============       =============
Earnings per share - diluted:

Net earnings per share and
  dilutive potential common stock                           $     0.90            $   0.29           $    2.39           $    1.37
                                                          ============       =============       =============       =============

Average number of shares and dilutive
   potential common stock outstanding                       18,979,349          20,094,489          21,488,364          21,635,926
                                                          ============       =============       =============       =============


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (US dollars in thousands)

                                               Common stock                                           Accumulated
                                               ------------            Additional                        other           Total
                                           Number                        paid-in        Retained     comprehensive   shareholders'
                                         of shares         Amount        capital        earnings     income (loss)      equity
                                        -------------  -------------  -------------  -------------  ---------------  -------------

Balance at October 31, 1996               20,680,000       $   207      $  28,371       $  3,214        $     21      $  31,813
Stock options exercised                      180,200             2            218              -               -            220
Net income                                         -             -              -         29,586               -         29,586
Foreign currency translation                       -             -              -              -            (26)           (26)
                                        -------------  -------------  -------------  -------------  ---------------  -------------

Balance at October 31, 1997               20,860,200       $   209      $  28,589      $  32,800       $     (5)      $  61,593
Issuance of stock                            190,094             2          3,598              -               -          3,600
Cancellation of repurchased stock         (2,610,400)          (26)       (23,901)       (13,660)               -       (37,587)
Stock options exercised                      424,400             4          1,012              -               -          1,016
Net income                                         -             -              -         51,256               -         51,256
Foreign currency translation                       -             -              -              -            (39)           (39)
                                        -------------  -------------  -------------  -------------  ---------------  -------------
Balance at October 31, 1998               18,864,294       $   189       $  9,298      $  70,396      $     (44)      $  79,839
Stock options exercised                       32,400             -             84              -               -             84
Net income                                         -             -              -          5,819               -          5,819
Foreign currency translation                       -             -              -              -             (7)            (7)
                                        -------------  -------------  -------------  -------------  ---------------  -------------
Balance at December 31, 1998              18,896,694       $   189       $  9,382      $  76,215      $     (51)      $  85,735
Cancellation of repurchased stock         (1,538,500)          (16)        (8,821)        (9,170)               -       (18,007)
Stock options exercised                      281,400             3            529              -               -            532
Grant of warrants                                  -             -            667              -               -            667
Net income                                         -             -              -         17,055               -         17,055
Foreign currency translation                       -             -              -              -              80             80
                                        -------------  -------------  -------------  -------------  ---------------  -------------
Balance at December 31, 1999              17,639,594       $   176       $  1,757      $  84,100        $     29      $  86,062
                                        =============  =============  =============  =============  ===============  =============


Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The comprehensive income of the Company was $17,135, $5,812, $51,217 and $29,560 for the year ended December 31, 1999, the two months ended December 31, 1998 and the fiscal years ended Octobe 31, 1998 and 1997, respectively.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)

                                                                 Year ended      Two months ended     Year ended       Year ended
                                                                December 31,       December 31,       October 31,      October 31,
                                                                    1999               1998              1998             1997
                                                               ---------------   ----------------    -------------    -------------
Cash flow from operating activities:
Net income                                                          $   17,055          $   5,819         $ 51,256         $ 29,586
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Deferred income taxes                                                    82                795           (4,634)             108
   Depreciation                                                          2,389                362            1,923            1,613
   Amortization                                                          2,567                250            1,500              665
   Share of loss of affiliated company                                   1,748                120              334              141
   Acquired research and development                                         -                  -            1,500                -
   Loss (gain) on disposal and write off of
      property, plant and equipment                                         62                  1               22              (21)
   Changes in assets and liabilities, net of effect from
     purchase of Leda Media Products Limited ("LMP"):
     Accounts receivable                                                (7,521)            18,382          (14,548)          (9,142)
     Inventories                                                        (2,986)             1,240           (9,793)            (757)
     Prepaid expenses and other current assets                          (3,572)                85             (445)            (134)
     Accounts payable                                                    3,365             (4,783)           3,485            2,674
     Accrued payroll and employee benefits                                (177)              (822)           2,261              563
     Commissions payable                                                  (300)              (680)             529              439
     Accrued advertising expenses                                         (105)            (4,870)           5,460              461
     Accrued sales expenses                                             (2,742)               282            2,062             (573)
     Accrued warranty expenses                                          (1,400)                30              309              607
     Accrued other expenses                                              2,394               (471)             (53)           2,625
     Income taxes                                                       (2,286)              (668)           1,852              168
                                                               ---------------   ----------------    -------------    -------------
Net cash provided by operating activities                                8,573             15,072           43,020           29,023
                                                               ---------------   ----------------    -------------    -------------
Cash flow from investing activities:
Decrease (increase) in short-term investments                                -                  -            2,050           (1,973)
Proceeds from sale of property, plant and equipment                         47                 35               33               61
Purchase of property, plant and equipment                               (3,306)              (805)          (5,532)          (1,255)
Purchase of LMP, net of cash acquired                                   (2,511)                 -                -                -
Purchase of Girl Tech assets                                                 -                  -           (2,400)                -
Investment in affiliated company                                        (1,045)                 -             (963)          (1,000)
                                                               ---------------   ----------------    -------------    -------------
Net cash used in investing activities                                   (6,815)              (770)          (6,812)          (4,167)
                                                               ---------------   ----------------    -------------    -------------

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (US dollars in thousands)

                                                                 Year ended      Two months ended     Year ended       Year ended
                                                                December 31,       December 31,       October 31,      October 31,
                                                                    1999               1998              1998             1997
                                                               ---------------   ----------------    -------------    -------------
Cash flow from financing activities:
Repurchase of common stock                                         $  (18,007)        $        -       $  (37,587)        $      -
Funds from stock options exercised                                        532                 84            1,016               220
Increase in short-term borrowings                                         349                  -                -                -
Repayment of long-term debt                                                 -                  -                -               (99)
                                                               ---------------   ----------------    -------------    -------------

Net cash (used in) provided by financing activities                   (17,126)                 84         (36,571)              121
                                                               ---------------   ----------------    -------------    -------------

Net (decrease) increase in cash and cash equivalents                  (15,368)             14,386            (363)           24,977

Cash and cash equivalents:
   Beginning of period                                                 47,527              33,141           33,504            8,527
                                                               ---------------   ----------------    -------------    -------------

   End of period                                                   $   32,159         $    47,527      $    33,141        $  33,504
                                                               ===============   ================    =============    =============

Supplementary disclosures of cash flow information:
Cash paid during the period:
   Interest                                                        $      331         $        -       $        61        $      12
   Income taxes                                                         1,983                  -             2,381                -

Non-cash investing and financing activities:
   Loan notes for purchase of LMP                                  $   12,345         $        -       $        -         $       -
   Grant of warrants                                                      667                  -                -                 -


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and market a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   CHANGE OF FISCAL YEAR

     The Company had a change in its fiscal year end from October 31 to December 31 in accordance with industry practices. Accordingly, the current year ended on December 31, 1999. The accompanying financial statements and notes included results for the two-month transition period ended December 31, 1998, as required by the Securities and Exchange Commission.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

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

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

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

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $8,929, $415, $9,121 and $735 for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average monthly exchange rates during each reporting period. The impact of exchange rate changes is dealt with as a separate component of equity. Net gains (losses) from foreign exchange transactions of $308, $(18), $(281) and $(122) for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 14.

     Earnings per share - Earnings per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Implementation of SFAS No. 133 is required commencing with the first quarter of 2001. The Company does not expect the adoption to have a material impact on the Company's consolidated financial statements.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform with the 1999 presentation and to comply with new SFAS's.

4.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                December 31,      December 31,    October 31,
                                  1999                1998           1998
                                ------------      -----------     -----------

     Raw materials                 $   5,397        $   4,580       $   4,650
     Work in progress                  5,166            6,731           5,733
     Finished goods                   14,062            8,983          11,151
                                ------------      -----------     -----------
                                   $  24,625        $  20,294       $  21,534
                                ============      ===========     ===========

5.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company acquired approximately 35% of the capital stock of ShareGate, Inc. (formerly known as U-Tel, Inc.), a private company incorporated in Nevada, United States of America, which is engaged in research and development of telecommunication equipment, for $1,000 in cash. ShareGate, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, was charged to operations for the year ended October 31, 1997. In July 1998, following a refinancing of ShareGate, Inc., the Company purchased additional shares for $963 in cash. This allowed the Company to maintain its percentage interest in ShareGate, Inc. During the year of 1999, ShareGate, Inc. raised a round of venture financing of which Radica granted a one million dollars bridge loan to ShareGate, Inc.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

5.   INVESTMENT IN AFFILIATED COMPANY (Continued)

     As a result of losses incurred and projected ongoing losses at ShareGate, Inc. in 2000, the Company recognized charges for share of losses in ShareGate, Inc. associated with impairment of the bridge loan.

     The following is a summary of investment activities in ShareGate, Inc.:

                                                                Amount due
                                               Shares        from affiliated
                                             investment          company             Total
                                            ------------     ---------------     --------------
Investment                                     $   1,000          $     -          $   1,000
Amortization of goodwill                            (665)               -               (665)
Equity in net loss                                  (141)               -               (141)
                                            -------------    ---------------     --------------
Balance as October 31, 1997                    $     194          $     -          $     194
Additional investment                                963                -                963
Equity in net loss                                  (334)               -               (334)
                                            -------------    ---------------     --------------
Balance as October 31, 1998                    $     823          $     -          $     823
Equity in net loss                                  (120)               -               (120)
                                            -------------    ---------------     --------------
Balance as December 31, 1998                   $     703          $     -          $     703
Bridge loan and accrued interests                      -            1,045              1,045
Equity in net loss                                  (703)            (633)            (1,336)
Provision of impairment                                -            (412)               (412)
                                           ---------------   ---------------     --------------
Balance as December 31, 1999                   $       -         $     -           $       -
                                           ===============   ===============     ==============


                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                              December 31,     December 31,     October 31,
                                                  1999             1998            1998
                                              ------------     -----------      -----------
     Land and buildings                          $  12,261       $  11,958        $  11,950
     Plant and machinery                             7,385           5,777            5,549
     Furniture and equipment                         6,124           4,191            4,003
     Leasehold improvements                          2,562           2,192            1,866
                                              ------------     -----------      -----------
        Total                                    $  28,332       $  24,118        $  23,368
     Less: Accumulated depreciation
           and amortization                        (10,809)         (7,618)          (7,275)
                                              ------------     -----------      -----------
        Total                                    $  17,523       $  16,500        $  16,093
                                              ============     ===========      ===========


7.   ACQUISITION

     On June 24, 1999, the Company acquired Leda Media Products Limited ("LMP"), the leading supplier of third party video game controllers in the U.K. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, assumption of LMP net indebtedness of approximately $1.1 million and issuance of notes payable for $12.3 million. The transaction has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of $13.5 million which is being amortized on a straight-line basis over a fifteen year fiscal period. The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   INTANGIBLE ASSETS

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech(R), and acquired use in certain cases of the Electronic Arts(TM) ("EA") brand name.

     During the year of 1999, the Company and EA announced a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, the Company entered into a worldwide licensing agreement with EA. In an additional agreement, the Company granted EA warrants to purchase 375,000 shares of the Company common stock during the term of the agreement. The agreement with EA runs through the end of 2002. The fair value of the warrants of $667 has been recorded as an intangible asset for the acquired license. The asset is being amortized on a straight-line basis over the term of agreement.

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(R) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalized as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. Goodwill and brand name are being amortized over a three year fiscal period on a straight-line basis.

     Accumulated amortization was $4,317, $1,750 and $1,500 at December 31, 1999 and 1998, and October 31, 1998, respectively.

9.   SHORT-TERM BORROWINGS

     Under line of credit arrangements for short-term debt with various banks, the Company has available approximating $9 million on such terms as the Company and the banks mutually agree upon. Substantially all of the short-term borrowings outstanding at the end of 1999 represent borrowings made under, or supported by, these lines of credit and the weighted average interest rate of the outstanding borrowings was approximately 6%.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

10.  INCOME TAXES

     The components of income (loss) from continuing operations before income taxes are as follows:

                                Year ended       Two months ended      Year ended        Year ended
                                December 31,        December 31,       October 31,       October 31,
                                    1999                1998               1998              1997
                                ------------     ----------------     -------------     -------------
     United States                  $ (1,349)        $   827              $  11,579          $  2,167
     International                    18,553           5,168                 39,411            27,612
                                ------------     ----------------     -------------     -------------
                                    $ 17,204        $  5,995              $  50,990          $ 29,779
                                ============     ================     =============     =============


     The Company incorporated its share of loss of US affiliated company, ShareGate, Inc., into the results of United States. The share of loss was $1,748, $120, $334 and $141 for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively.

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 1999 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

10.  INCOME TAXES (Continued)

     The provision (credit) for income taxes consists of the following:

                                                  Year ended        Two months ended      Year ended        Year ended
                                                   December 31,        December 31,       October 31,       October 31,
                                                       1999                1998              1998               1997
                                                  -------------     ----------------     -------------     -------------
      United States
         State tax expense (benefit), net of
           federal tax expense (benefit)              $   145           $   (623)            $  4,307          $   (38)
         Change in deferred tax                            39                795               (4,634)             108
                                                      $   184           $    172             $   (327)         $    70
                                                  -------------     ----------------     -------------     -------------
      International
         Current income tax                           $   (78)          $      4             $     61          $   123
         Change in deferred tax                            43                  -                    -                -
                                                  -------------     ----------------     -------------     -------------
                                                      $   (35)          $      4             $     61          $   123
                                                  -------------     ----------------     --------------    -------------
      Total provision (credit)
        for income tax                                $   149           $    176             $   (266)         $   193
                                                  =============     ================     ==============    =============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

10.  INCOME TAXES (Continued)

     A reconciliation between the provision (credit) for income taxes computed by applying the statutory tax rates in the United States to income before income taxes and the actual provision (credit) for income taxes is as follows:

                                                   Year ended       Two months ended      Year ended        Year ended
                                                   December 31,        December 31,       October 31,       October 31,
                                                       1999                1998              1998               1997
                                                  -------------     ----------------     -------------     -------------

     US statutory rate                                     34%                  34%               34%               34%
                                                  -------------     ----------------     -------------     -------------
     Provision for income taxes at
       statutory rate on income                      $  5,849             $  2,038          $ 17,337           $ 10,125
     State income taxes                                     8                   38               133                  7
     International rate differences                    (6,016)                (683)          (15,369)            (9,807)
     Accounting losses (gains) for
       which deferred income tax
       cannot be recognized                               212               (1,029)            1,991                430
     Increase (decrease) in
       valuation allowance                                226                    -            (4,406)              (854)
     Other                                               (130)                (188)               48                292
                                                  -------------     ----------------     --------------     -------------
     Income tax provision (credit)                   $    149             $    176           $  (266)          $    193
                                                  =============     ================     ==============     =============


                              RADICA GAMES LIMITED

                            (US dollars in thousands)

10.  INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                                December 31,         December 31,       October 31,
                                                    1999                1998                 1998
                                                ------------         ------------       -----------
     Deferred tax assets (liabilities):
     Excess of tax over financial
       reporting depreciation                       $    67              $   (79)          $   (79)
     Tax losses                                       1,841                1,714                 -
     Bad debt allowance                                 132                  151               158
     Advertising allowances                             409                  445             2,100
     Inventory obsolescence reserve                     355                   44               749
     Accrued sales adjustments and returns              519                1,665             1,583
     Other                                              581                 (180)               44
                                                ------------         ------------       -----------
                                                      3,904                3,760             4,555
Valuation allowance                                    (226)                   -                 -
                                                ------------         ------------       -----------
                                                   $  3,678             $  3,760           $ 4,555
                                                ============         ============       ===========

11.  NOTES PAYABLE

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the sellers as part of the financing of the LMP acquisition. Interest on the loan notes is based on US$ LIBOR offered rate minus 130 basis points and is payable quarterly. The terms of the loan are subject to certain financial covenants used for financing of this type. The aggregate principal maturities of the loan notes for the next five years are as follows:-


                                                       December 31,
                                                           1999

                                                       ------------

     2000                                               $    1,399
     2001 to 2003                                                -
     2004                                                   10,946
                                                       ------------
                                                        $   12,345
                                                       ============

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

12.  COMMON STOCK

     During the year ended December 31, 1999, the Company repurchased 1,538,500 shares at an average price of $11.66 per share under the Company's authorized repurchase programs. All repurchased shares were cancelled. As of December 31, 1999, approximately 0.9 million shares remain available for repurchase under the repurchase programs.

     During the year ended October 31, 1998, the Company repurchased 2,610,400 shares at an average price of $14.36 per share under these programs. All repurchased shares were cancelled.

     During the quarter ended April 30, 1998, the Company issued 190,094 shares of newly issued common stock at $18.938 per share as a portion of the acquisition price for the assets and business of KidActive, LLC, dba Girl Tech(R).

13.  EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                   Year ended       Two months ended      Year ended        Year ended
                                                   December 31,        December 31,       October 31,       October 31,
                                                       1999                1998              1998               1997
                                                  -------------     ----------------     -------------     -------------
     Numerator for basic and diluted
      earnings per share:
      Net income                                     $  17,055          $     5,819         $  51,256         $  29,586
                                                  =============     ================     =============     =============
     Denominator:
      Denominator for basic
       earnings per share                           18,144,179           18,883,455        20,239,790        20,761,020
      Effect of dilutive options                       835,170            1,211,034         1,248,574           874,906
                                                  -------------     ----------------     -------------     -------------
     Denominator for diluted
       earnings per share                           18,979,349           20,094,489        21,488,364        21,635,926
                                                  =============     ================     =============     =============
     Basic earnings per share:                        $   0.94           $     0.31         $    2.53         $    1.43
                                                  =============     ================     =============     =============
     Diluted earnings per share:                      $   0.90           $     0.29         $    2.39         $    1.37
                                                  =============     =================    =============     =============

     Options and warrants on 1,286,000  shares of common stock were not included
     in  computing   diluted   earnings  per  share  since  their  effects  were
     antidilutive.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

14.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan of employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, and the meeting of the Board of Directors in June 1999, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000 and 60,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 2,860,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     Option activity for each of the periods ended December 31, 1999 and 1998 and October 31, 1998 and 1997:-

                                                                         Weighted average
                                                       Number             exercise price
                                                     of shares              per share
                                                   --------------        ----------------
                                                   (in thousands)
     Outstanding at October 31, 1996                       1,166            $    2.09
     Options granted                                         856                 2.98
     Options cancelled                                       (86)                8.22
     Options exercised                                      (180)                1.22
                                                   -------------
     Outstanding at October 31, 1997                       1,756            $    2.31
     Options granted                                         649                13.97
     Options cancelled                                       (43)               14.63
     Options exercised                                      (424)                2.39
                                                   -------------
     Outstanding at October 31, 1998                       1,938            $    5.92
     Options granted                                         135                15.05
     Options cancelled                                         -                    -
     Options exercised                                       (32)                2.59
                                                   -------------
     Outstanding at December 31, 1998                      2,041            $    6.58
     Options granted                                         307                11.48
     Options cancelled                                       (66)                8.27
     Options exercised                                      (282)                1.89
                                                   -------------
     Outstanding at December 31, 1999                      2,000            $    7.93
                                                   =============

     Exercisable at December 31, 1999                        492            $    8.26

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

14.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of December 31, 1999:


                                                 Options outstanding                            Options exercisable
                           -----------------------------------------------------------   -------------------------------
                                                                   Weighted average
                                                Weighted average       remaining                        Weighted average
      Exercise                  Number         exercise price         contractual          Number         exercise price
      price range              of shares          per share          life (years)         of shares       per share
      -----------              ---------       -----------------   ----------------      ----------     ----------------
                            (in thousands)                                               (in thousands)
     $ 1.090 to 2.000                602            $    1.31               6.24                157         $   1.29
     $ 2.001 to 4.000                316                 3.49               7.32                 94             3.45
     $ 4.001 to 6.000                  7                 5.00               7.43                  1             5.00
     $ 6.001 to 8.000                 42                 6.83               7.64                 12             7.00
     $ 8.001 to 10.000                62                 9.45               9.32                  2             8.50
     $ 10.001 to 12.000              421                10.91               8.96                 64            11.03
     $ 12.001 to 14.000              179                12.70               8.95                 10            13.10
     $ 14.001 to 16.000              135                14.84               8.72                 31            14.97
     $ 16.001 to 18.000              141                16.94               8.42                 78            16.92
     $ 18.001 to 20.000               95                19.05               8.31                 43            18.88
                               ---------                                                 ----------
                                   2,000            $    7.93               7.77                492          $  8.26
                               =========                                                 ==========

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $4.54, $7.79, $7.23 and $1.59 per option for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                    Year ended          Two months ended     Year ended           Year ended
                                                   December 31,        December 31,          October 31,          October 31,
                                                       1999                1998                 1998                 1997
                                                  ---------------     ----------------     ----------------     ----------------
     Expected life of options                          5 years             5 years              5 years              5 years
     Risk-free interest rate                              5.1%                6.5%                 6.5%                 6.5%
     Expected volatility of underlying stock               35%                 50%                  50%                  50%
     Dividends                                              0%                  0%                   0%                   0%

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

14.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                        Year ended      Two months ended      Year ended        Year ended
                                       December 31,       December 31,        October 31,       October 31,
                                           1999               1998               1998              1997
                                       ------------     ----------------     -------------     -------------
     Pro forma net income                $ 15,719             $ 5,633            $ 50,548          $ 29,154
     Pro forma earnings per share
       Basic                                 0.87                0.30                2.50              1.40
       Diluted                               0.83                0.28                2.35              1.35


15.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business has two customers which accounted for more than twenty percent and eighteen percent of net sales for the year ended December 31, 1999, two customers which accounted for more than thirty percent and twenty-seven percent of net sales in the two months ended December 31, 1998 and three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in fiscal year 1998 and three customers which accounted for more than twenty percent, eighteen percent and ten percent of net sales in fiscal year 1997. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

16.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and warrants are reasonable estimates of their fair value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

17.  COMMITMENTS, CONTINGENCIES AND PLEDGE OF ASSETS

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $534, $82, $401 and $358 for the year ended December 31, 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998 and 1997, respectively.

     At December 31, 1999, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                      Operating leases
                                                   ----------------------

     2000                                                $     541
     2001                                                      276
     2002                                                      108
     2003                                                      107
     2004                                                      106
     Thereafter                                                461
                                                   ----------------------
     Total minimum lease payments                       $    1,599
                                                   ======================


     At December 31, 1999, the Company's guaranteed loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of $4,762, $12,044 and $10,894, respectively.

18.  RETIREMENT PLAN

     In Hong Kong, the Company has defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $192, $27, $125 and $94 for the year ended December 31, 1999, the two months ended December 31, 1998, and the fiscal years ended October 31, 1998 and 1997, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)


19.  SEGMENT INFORMATION

     Effective the year of 1999, the Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

     Prior to the acquisition of LMP, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired LMP. Due to the distinct differences between the core products of LMP and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates performance and allocates resources based on income or loss from operations before interest and income taxes, not including profits and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

19.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below. The information of peripherals included the period from June 24, 1999 (date of acquisition) through December 31, 1999.

                                                   Year ended       Two months ended      Year ended        Year ended
                                                   December 31,        December 31,       October 31,       October 31,
                                                       1999                1998              1998               1997
                                                  -------------     ----------------     -------------     -------------
     Net sales
       Games                                         $ 123,116             $ 21,071         $ 155,618         $ 87,760
       Peripherals                                      10,406                    -                 -                -
                                                  -------------     ----------------     -------------     -------------
     Total net sales                                 $ 133,522             $ 21,071         $ 155,618         $ 87,760
                                                  =============     ================     =============     =============
     Depreciation and amortization
       Games                                          $  3,981              $   612         $   3,423         $  2,278
       Peripherals                                         975                    -                 -                -
                                                  -------------     ----------------     -------------     -------------
     Total depreciation and amortization              $  4,956              $   612         $   3,423         $  2,278
                                                  =============     ================     =============     =============
     Segment income (loss)
       Games                                          $ 18,547             $  5,826          $ 49,428         $ 29,007
       Peripherals                                      (1,064)                   -                 -                -
                                                  -------------     ----------------     -------------     -------------
     Total segment income                             $ 17,483             $  5,826          $ 49,428         $ 29,007

     Corporate and unallocated
       Interest income                                   1,800                  289             1,957              924
       Interest expense                                   (331)                   -               (61)             (11)
     Equity in net loss of
       affiliated company                               (1,748)                (120)             (334)            (141)
                                                  -------------     ----------------     -------------     -------------
     Total consolidated income
       before income taxes                            $ 17,204             $  5,995          $ 50,990         $ 29,779
                                                  =============     ================     =============     =============

     Segment assets
       Games                                          $ 67,347             $ 59,960          $ 79,557         $ 45,751
       Peripherals                                      22,589                    -                 -                -
       Corporate and unallocated                        32,159               48,230            33,964           33,698
                                                  -------------     ----------------     -------------     -------------
     Total consolidated assets                       $ 122,095            $ 108,190         $ 113,521         $ 79,449
                                                  =============     ================     =============     =============
     Capital expenditures
       Games                                          $  3,177              $   805          $  5,532         $  1,255
       Peripherals                                         129                    -                 -                -
                                                  -------------     ----------------     -------------     -------------
     Total capital expenditures                       $  3,306              $   805          $  5,532         $  1,255
                                                  =============     ================     =============     =============

     Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain unallocated property, plant and equipment.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

19.  SEGMENT INFORMATION (Continued)

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                                   Year ended       Two months ended      Year ended        Year ended
                                                   December 31,        December 31,       October 31,       October 31,
                                                       1999                1998              1998               1997
                                                  -------------     ----------------     -------------     -------------
     Net sales:
       United States and Canada                       $ 118,779             $ 20,556         $ 148,571          $ 74,957
       Asia Pacific and other countries                   1,557                  131             5,934            12,295
       Europe                                            13,186                  384             1,113               508
                                                  -------------     ----------------     -------------     -------------
                                                      $ 133,522             $ 21,071         $ 155,618          $ 87,760
                                                  ===============   ================     =============     =============
     Identifiable assets:
       United States and Canada                        $ 39,702             $ 35,212          $ 47,028          $ 25,568
       Asia Pacific and other countries                  55,908               72,449            65,836            53,445
       Europe                                            26,485                  529               657               436
                                                  -------------     ----------------     -------------     -------------
                                                      $ 122,095            $ 108,190         $ 113,521          $ 79,449
                                                  =============     ================     =============     =============


                              RADICA GAMES LIMITED

                            (US dollars in thousands)

20.  VALUATION AND QUALIFYING ACCOUNTS

                                                    Balance at          Charged to                              Balance at
                                                    beginning            cost and           Deductions/           end of
                                                    of period            expenses            write-offs           period
                                                    ----------          ----------          -----------         ----------

     Year ended October 31, 1997
        Allowances for doubtful accounts             $    234             $    818            $   (144)           $   908
        Estimated customer returns                        817                1,995                (485)             2,327
        Provision for inventories                       8,419                    -              (4,940)             3,479
                                                    ---------           ----------          -----------         ----------
                                                     $  9,470             $  2,813            $ (5,569)           $  6,714
                                                    =========           ==========          ===========         ==========
     Year ended October 31, 1998
        Allowances for doubtful accounts             $    908             $    213            $   (655)           $   466
        Estimated customer returns                      2,327                  456              (1,408)             1,375
        Provision for inventories                       3,479                1,105              (2,170)             2,414
                                                    ---------           ----------          -----------         ----------
                                                     $  6,714             $  1,774            $ (4,233)           $ 4,255
                                                    =========           ==========          ===========         ==========
     Two months ended December 31, 1998
       Allowances for doubtful accounts              $    466             $      -            $    (20)           $   446
       Estimated customer returns                       1,375                    -                (298)             1,077
       Provision for inventories                        2,414                   23                   -              2,437
                                                    ---------           ----------          -----------         ----------
                                                     $  4,255             $     23            $   (318)           $ 3,960
                                                    =========           ==========          ===========         ==========
     Year ended December 31, 1999
       Allowances for doubtful accounts              $    446             $      3            $    (60)           $   389
       Estimated customer returns                       1,077                  705              (1,158)               624
       Provision for inventories                        2,437                  407                (505)             2,339
                                                    ---------           ----------          -----------         ----------
                                                     $  3,960             $  1,115            $ (1,723)           $ 3,352
                                                    =========           ==========          ===========         ===========

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

21.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                             Quarter ended
                                           ---------------------------------------------------------------------
                                              Mar. 31           Jun. 30           Sep. 30           Dec. 31
                                           ---------------   ---------------   ---------------   ---------------
     Year ended December 31, 1999
     ----------------------------
       Net sales                                 $17,906           $23,756           $47,388           $44,472
       Gross profit                                8,780            10,073            18,731            17,709
       Net income                                  3,154             2,205             8,817             2,879
       Basic earnings per share                     0.17              0.12              0.50              0.16
       Diluted earnings per share                   0.16              0.12              0.48              0.16

     Year ended December 31, 1998
     ----------------------------
      Net sales                                  $27,973           $34,265           $49,758           $47,373
      Gross profit                                15,821            19,474            26,746            23,890
      Net income                                   8,828            10,161            14,919            17,046
      Basic earnings per share                      0.43              0.50              0.75              0.90
      Diluted earnings per share                    0.41              0.47              0.71              0.85

      Stock options exercised in conjunction with cancellation of repurchased common stock caused a significant change in the shares outstanding used in computing earnings per share between quarters. Due to this change in shares outstanding, the sum of quarterly earnings per share doe not equal year-to-date earnings per share.

  Common Share Price
                                                            High           Low
  1999 Quarter

    Fourth............................................. $  9 11/16    $ 7
    Third..............................................   11 1/8        8 1/4
    Second.............................................   13 5/8        9
    First..............................................   16 5/16       2 3/8

  1998 Quarter

    Two months stub period ending December 31, 1998.... $ 17 1/2      $13 5/8
    Fourth.............................................   16 5/8        9 3/4
    Third..............................................   22 1/4       16 1/8
    Second.............................................   20 5/8       14 3/4
    First..............................................   19           12 7/8

  1997 Quarter

    Fourth............................................. $ 15 3/8      $ 7 1/2
    Third..............................................    7 7/8        2 7/8
    Second.............................................    4 1/8        2 3/8
    First..............................................    3 1/4        1 1/16

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         RADICA GAMES LIMITED




Date: April 26, 2000                     /S/ David C.W. Howell
      ------------------                 ---------------------
                                         David C.W. Howell
                                         President Asia Operations
                                         Chief Financial Officer

EXHIBIT INDEX
-------------

          *     3.1     Memorandum of Association

          *     3.2     Bye-Laws

          *     3.3     Certificate of Incorporation on Change of Name

          *     4.1     Specimen Certificate for the Shares of Common Stock

          *    10.1     Processing  Agreement,  dated December 4, 1991,  between
                        Radica HK and foreign Economic  Development Co. of Humen
                        Town, Dongguan, relating to the Tai Ping Factory

          *    10.2     Processing  Agreement,  dated December 27, 1993, between
                        Radica HK and Foreign Economic  Development Co. of Humen
                        Town, Dongguan

          @    10.3     Cooperative  Joint Venture Contract of D.G. Radica Games
                        Manufacturing Co., Ltd., dated June 24, 1994 (see exhibit 10.16 to 20-F for year ended October 31, 1994)

          *    10.4     Shareholders  Agreement,  dated January 12, 1994,  among
                        the Company and the shareholders parties thereto

          *    10.5     Amendment  to  Shareholders   Agreement,   dated  as  of
                        February   16,   1994,   among  the   Company   and  the
                        shareholders party thereto.

          **   10.5(a)  Amendment  to  Shareholders   Agreement,   dated  as  of
                        September   5,   1997,   among  the   Company   and  the
                        shareholders party thereto.

          *    10.6     Form  of  Employment  Agreement,  between  Radica  Games
                        Limited and Robert E. Davids

          #    10.6(a)  April 1996 Amendment to such Employment Agreement.

          ~    10.6(b)  December 1997 Amendment to such Employment Agreement.

          **   10.7     Employment  Agreement,  dated as of  October  23,  1998,
                        among Radica USA, Radica Games and Eugene A. Murtha

          *    10.8     Employment  Agreement,  dated as of November  28,  1993,
                        among Radica HK, Radica USA and Jon N. Bengtson

          *    10.8(a)  Form of Amendment to Employment  Agreement  among Radica
                        Games  Limited,   Radica  HK,  Radica  USA  and  Jon  N.
                        Bengtson.

          #    10.8(b)  December 1995 Amendment to such Employment Agreement.

           ~   10.8(c)  December 1997 Amendment to such Employment Agreement.

          *    10.9     1994 Stock Option Plan

          ~    10.10    1994  Stock  Option  Plan,  as  amended in April 1997 to
                        increase options

          **   10.10(a) 1994  Stock  Option  Plan,  as  amended in April 1998 to increase options

          ~ 10.11 Employment Agreement, dated as of May 16, 1997, among Radica USA, Radica Games Limited and Patrick Feely

          ~    10.11(a) December 1997 Amendment to such Employment Agreement.

          ~    10.12    Consulting  Agreement,  dated  November 1, 1997  between
                        Radica China Limited and Millens W. Taft

               10.13 Employment Agreement dated as of December 15, 1998 between Radica Games Limited and David C.W. Howell (incorporated by reference to Form 6-K dated March 29,
                        1999)

               10.14 Employment Agreement dated as of December 15, 1998 between Radica Games Limited and Siu Wing Lam (incorporated by reference to Form 6-K dated March 29, 1999)

               10.15 Employment Agreement dated as of June 24, 1999 between Radica Games Limited and Neil Doughty

               10.16 Share Purchase Agreement dated as of June 24, 1999, relating to the acquisition of the entire issued share capital of Leda Media Products Limited.

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

**  Incorporated by reference to Form 20-F for the year ended October 31, 1998.