Form 20-F
period 2000-12-31
RADICA GAMES LTD
filed 2001-04-12
CIK 919642

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

For the Fiscal Year Ended December 31, 2000.
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the Transition period from _______________ to ________________
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

           Title of each class                 Amount Outstanding
           -------------------                 ------------------
      Common Stock, Par Value $.01                 17,564,297

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION


SELECTED FINANCIAL DATA

      Set forth below is the selected income statement and balance sheet data for each of the three years in the period ended October 31, 1998, of two months in the period ended December 31, 1998 and of the two years in the period ended December 31, 2000. This summary should be read in conjunction with "Operating and Financial Review and Prospects" and the combined financial statements and notes thereto included elsewhere in this document.

                                                                                           TWO MONTHS ENDED
                                                                  YEAR ENDED OCTOBER 31,       DECEMBER 31,  YEAR ENDED DECEMBER 31,
                                                               1996        1997        1998        1998         1999         2000
                                                            -----------------------------------------------------------------------
                                                                      (IN  THOUSANDS, EXCEPT PER SHARE DATA AND MARGINS)
INCOME STATEMENT DATA:
Net sales                                                   $ 47,535    $ 87,760    $ 155,618    $ 21,071    $ 133,522    $ 103,381
Cost of sales                                                 30,696      40,888       70,576      10,717       78,229       80,232
                                                            --------    --------    ---------    --------    ---------    ---------

Gross profit                                                  16,839      46,872       85,042      10,354       55,293       23,149
                                                            --------    --------    ---------    --------    ---------    ---------
Operating expenses:
  Selling, general and administrative                         11,752      14,403       27,788       3,657       28,049       32,273
  Research and development                                     1,699       2,099        3,710         730        6,036        5,210
  Acquired research and development                               --          --        1,500          --           --           --
  Depreciation and amortization                                1,594       2,278        3,423         612        4,956        5,427

  Restructuring charge                                            --          --           --          --           --        1,190
                                                            --------    --------    ---------    --------    ---------    ---------
Total operating expenses                                    $ 15,045    $ 18,780    $  36,421    $  4,999    $  39,041    $  44,100
                                                            --------    --------    ---------    --------    ---------    ---------

Operating (loss) income from continuing operations             1,794      28,092       48,621       5,355       16,252      (20,951)
Other income                                                     748         915          807         471        1,231        1,287
Share of loss of affiliated company                               --        (141)        (334)       (120)      (1,748)          --
Net interest (expenses) income                                  (165)        913        1,896         289        1,469          664
                                                            --------    --------    ---------    --------    ---------    ---------
(Loss) Income from continuing operations before
  income taxes and unusual item                                2,377      29,779       50,990       5,995       17,204      (19,000)
Unusual item                                                     709          --           --          --           --           --
                                                            --------    --------    ---------    --------    ---------    ---------
(Loss) Income from continuing operations
  before income taxes                                          3,086      29,779       50,990       5,995       17,204      (19,000)

Credit (Provision) for income taxes                              120        (193)         226        (176)        (149)         901
                                                            --------    --------    ---------    --------    ---------    ---------

                                                               (continued)

                                                                                           TWO MONTHS ENDED
                                                                  YEAR ENDED OCTOBER 31,       DECEMBER 31,  YEAR ENDED DECEMBER 31,
                                                               1996        1997        1998        1998         1999         2000
                                                            -----------------------------------------------------------------------
                                                                      (IN  THOUSANDS, EXCEPT PER SHARE DATA AND MARGINS)
(Loss) Income from continuing operations
  after income taxes                                          $  3,206     $29,586    $ 51,256    $  5,819    $ 17,055    $(18,099)

Discontinued Operations:
  Loss from operation of pub poker business                     (1,712)         --          --          --          --          --
                                                              --------     -------    --------    --------    --------    --------

Net (loss) income                                             $  1,494     $29,586    $ 51,256    $  5,819    $ 17,055    $(18,099)
                                                              ========     =======    ========    ========    ========    ========
Net (loss) earnings per share from continuing operations      $   0.15     $  1.43    $   2.53    $   0.31    $   0.94    $  (1.03)

Effect of discontinued operations                                (0.08)         --          --          --          --          --
                                                              --------     -------    --------    --------    --------    --------
Net (loss) earnings per share - basic                         $   0.07     $  1.43    $   2.53    $   0.31    $   0.94    $  (1.03)
                                                              ========     =======    ========    ========    ========    ========

Weighted average number of shares                               21,439      20,761      20,240      18,883      18,144      17,608
Net (loss) earnings per share - assuming dilution             $   0.07     $  1.37    $   2.39    $   0.29    $   0.90    $  (1.03)
                                                              ========     =======    ========    ========    ========    ========

Weighted average number of shares and dilutive
  potential common stock used in computation                    21,439      21,636      21,488      20,094      18,979      17,608

STATISTICAL DATA:
Gross margin                                                      35.4%       53.4%       54.6%       49.1%       41.4%       22.0%
Operating margin                                                   3.8%       32.0%       31.2%       25.4%       12.2%      (20.3%)
Dividends per share                                                 --          --          --          --          --          --

BALANCE SHEET DATA (AT PERIOD END):
Working capital                                               $ 18,847     $48,860    $ 59,913    $ 65,776    $ 65,123    $ 42,540
Total assets                                                    42,725      79,449     113,521     108,190     122,174      99,394
Long-term debt                                                      --          --          --          --      10,946       5,473
Total debt                                                          99          --          --          --      13,809      12,901
Capital stock                                                      207         209         189         189         176         176
Shareholders' equity                                            31,813      61,593      79,839      85,735      86,062      67,388

RISK FACTORS

      The shares of Common Stock of the Company involve a significant degree of risk. Prospective investors should carefully consider the following factors together with the other information contained or incorporated by reference herein prior to making any investment decision regarding the Company or its securities.

RISKS OF MANUFACTURING IN CHINA

      The Company's factory location is in Southern China and its headquarters are in Hong Kong, which is a Special Administrative Region of China.

      Risk of China Losing Normal Trade Relations ("NTR") Status or of Changes in Tariff or Trade Policies. The Company manufactures in China and exports from Hong Kong and China to the United States and worldwide. Its products sold in the United States are currently not subject to US import duties. On September 19, 2000, the US Senate voted to permanently normalize trade with China, which provides a favorable category of US import duties. As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could have an adverse effect on the Company's business.

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

      Chinese Taxation.

      The Company paid $20,300 in profits tax on the Joint Venture in China in 2000, the second year it has paid tax in China. The Company has been granted 50% relief from income tax through December 31, 2001 under the Income Tax Law of the PRC, and will therefore be taxed at 12% during this period. After this it will be taxed at the full rate of income tax, however, the Company can apply for extension of the reduced rate and intends to do so. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

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

      For most of the Company's history, electronic handheld games made up a significant portion of the Company's overall sales. In 1998 and 1999, electronic handheld games made up 77.1% and 65.7%, respectively. In response to the heavy concentration of sales within this category, Radica has worked to diversify its product lines. Electronic handheld games accounted for 47.7% of sales in 2000.

      Much of the Company's expected 2001 peripherals revenues are based on steering wheels, controllers and accessories developed for Microsoft's Xbox(TM) and Nintendo's platforms, expected to be released in October and July, respectively. Delays in the introduction of these platforms could have a significant impact on the Company's peripherals revenue in 2001. There is also no guarantee that the Company will be able to create peripheral products that work with the new platforms in time to meet the market.

      The Company expects 2001 to be the first year of significant US market penetration for its peripheral products. Potential factors such as intense market competition and lack of response from the retailers and consumers could have a negative impact on the product introduction in the US.

      Future products may utilize different technologies and require knowledge of markets in which the Company does not presently participate. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

NO ASSURANCE OF CONTINUED GROWTH

      There can be no assurance that the Company will achieve future growth in net sales and net income or that it will be able to maintain its present levels of net sales or profitability. The Company's current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products, e.g., Sports games, Heritage card games, the Girl Tech(R) line, Play TV(TM), game peripherals, internet accessories and ODM products.

DEPENDENCE ON MAJOR CUSTOMERS

      Historically, a significant portion of the Company's sales has been concentrated in a few large retail customers. See Note 18 of Notes to the Consolidated Financial Statements included herein. Most of the Company's retail customers operate on a purchase order basis and the Company does not have long-term contracts with its retail customers. While management considers the Company's relationships with its major retail customers to be good, the loss of one or more of its major retail customers would have an adverse effect on the Company's results of operations.

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

      The Company also relies on outside manufacturers for production of some of its peripherals. While the Company has moved the majority of this production into its own Factory, manufacturer delays or shut downs could have a significant impact on sales of peripherals in 2001.

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

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

      In order to sustain growth, Radica intends to expand into related businesses, including Original Design Manufacturing ("ODM") of products for third parties. Until 1999, Radica had only been successful in developing an ODM relationship with Hasbro. During the past year, Radica has been able to successfully enter into an ODM agreement with Konami and Shinsedai Co., Ltd. ("SSD"), and is also currently manufacturing Othello product for Mattel. The Company intends to maintain relationships with its existing ODM partners while continuing to pursue new partners.

NO ASSURANCE OF CONTINUED ODM BUSINESS

      The Company's contract with the Hasbro Games Group can be ended on 180 days notice; the Company's contracts with Konami and SSD, have similar termination clauses. There can be no guarantee then such business can be retained indefinitely. Loss of such business would materially effect the Company's revenues.

DEPENDENCE ON KEY PERSONNEL

      The success of the Company is substantially dependent upon the expertise and services of its senior management personnel. The loss of the services of senior executives would have an adverse effect on the Company's business.

SEASONALITY

      The Company experiences a significant seasonal pattern in its operating results and working capital requirements. The Company typically generates most of its sales in the third and fourth quarters of its fiscal year, prior to the traditional gift season. The Company expects this seasonal pattern to continue for the foreseeable future but to become less pronounced as retailers increasingly sell its products year round and ODM orders increase. The Company's operating results may also fluctuate during the year due to other factors such as the timing of the introduction of new products. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. See Exhibit 12.1 Statement re Selected Quarterly Financial Data included herein.

COMPETITION

      Both the games and peripherals businesses are highly competitive. The Company currently faces direct competition from a number of other producers of handheld electronic games and peripherals, the barriers for new producers to enter into the Company's markets are relatively low and the Company expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the toy and games industry and are larger than the Company. In addition, with respect to ODM manufacturing, the Company competes with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

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

PRODUCT LIABILITY

      Historically, the Company has had only a minor experience of complaints relating to injuries or other damages caused by its products. However, in recent years the Company has introduced products that involved more active play including its baseball and golf games. In fiscal 2000, the Company received a number of consumer complaints that bats used in the baseball game could be broken resulting in a projectile striking a game participant. The Company is in the process of recalling the bats for replacement with a reengineered bat. The Company could be exposed to claims for damages in these or other circumstances, some or all of which may not be covered by insurance.

TAXATION

      The Company cannot predict whether its tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation thereof in the various jurisdictions within which the Company operates are always subject to change. See "Item 4. Description of Business -- Taxation of the Company and its Subsidiaries".

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

CONTROL BY EXISTING SHAREHOLDERS

      The Company's largest shareholders (see "Item 7. Major Shareholders and Related Party Transactions -- Control of Registrant") including Mr. Robert E. Davids, Vice Chairman of the Company, and a group that consists of Dito Devcar Corporation and certain related persons, a group that consists of RAD Partners 1999 LLC and certain related persons, and the Hansen Trust, own beneficially in the aggregate a majority of the outstanding Common Stock. Assuming that they were in agreement, such persons would have the power to elect the Company's directors and to approve or disapprove all other matters requiring shareholders' approval regardless of the vote of any other shareholders.

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

SHARES ELIGIBLE FOR FUTURE SALE

      At December 31, 2000, the Company had 17,564,297 shares of Common Stock outstanding. The Company estimates that most of such shares were sold in a registered offering or in a transaction under Rule 144, and therefore such shares (other than any shares purchased by "affiliates" of the Company) are tradable without restriction. The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of such rule. In addition, the Company has granted to Mr. Davids and the Hansen Trust certain registration rights with respect to their shares. (See "Item 7. Major Shareholders and Related Party Transactions -- Interest of Management in Certain Transactions") Mr. Davids has exercised his registration rights for all his outstanding shares. No predictions can be made as to the effect, if any, that market sales of shares by existing shareholders or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. The prevailing market price of Common Stock could be adversely effected by future sales of Common Stock by existing shareholders.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

      Radica Games Limited ("the Company") manufactures and markets a diverse line of electronic entertainment products including handheld and tabletop games, high-tech toys, video game controllers and peripherals. The Company is headquartered in Hong Kong at the address set forth on the cover of this report and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2000 it had the third largest market share in handheld and tabletop electronic games according to the NPD Group, Inc., the primary source for such industry data. In the United Kingdom, the Company's subsidiary has the largest market share of the video game controller market among third-party manufacturers according to industry data source, Chart Track.

      The Company has operated as a manufacturer of games since 1983, starting a small operation in Hong Kong providing souvenir casino games for the Las Vegas market including mechanical bank slot machines. Radica expanded into the electronic game business setting up a factory in China in 1991 and a distribution operation in the United States in 1992. The business grew substantially from that point and the Company became the leading supplier of casino type electronic handheld games in the U.S. market with games such as Video Poker and Video Blackjack. In 1994 the Company went public and its shares began trading on the NASDAQ exchange under the RADA symbol.

      In 1995 Radica began to diversify its product line into other electronic handheld and tabletop game areas. The Company began to offer heritage games such as Solitaire, Hearts and Gin Rummy, and sports games such as its World Class Golf(TM) and Football. In addition to the casino and heritage games that helped build the company, Radica offers a broad line of electronic games including virtual fishing games such as Sport Bass Fishin'(TM), virtual hunting games such as Buckmasters(R) Deer Huntin' II(TM), a line of games based on popular EA SPORTS(TM) products, NASCAR(R) and Harley-Davidson(R) licensed games, and other sports games such as the Radica Rock(TM) virtual rock climbing game.

      Radica's line of fishing games feature motion-sensing technology that allows the player to use the games as a rod and reel. The player casts, feels the fish bite, sets the hook with a jerk, and reels in the fish with a real handle. This product started an industry trend in creating virtual reality games where the product provides the feel of the real sport. This is delivered by uniquely realistic game shapes, motion sensors and tactile feed back. An example of this is the Company's new virtual puzzle game, eLabyrinth. Like the classic wooden labyrinths, you have to navigate a ball through a maze riddled with holes. Motion sensors in the game mean you just tilt the game left and right and up and down to keep your virtual ball out of the traps. And our virtual maze has 20 different levels, trap doors and moving staircases, quicksand and evil spiders and ants for an added challenge.

      In 2000, Radica introduced NASCAR(R) I-Racer(TM). A full headset complete with headphones produced 3D graphics and digital dimensional sound for a virtual reality experience. The steering wheel provides vibration feedback. Radica has announced the introduction of Air Force iCombat in 2001. The same heads up display and full headphones create the sights and sounds of air-to-air combat. The game features motion sensors and vibration feedback in the joystick.

      The Company continues to pursue licensed properties and added the Tetris license to the Radica line for 2001. With over 50 million fans, Tetris is the world's most popular and best selling video game of all time. Radica is introducing two versions of Tetris, one in the mass market and a second game in our specialty channel. Both games feature classic Tetris play with added features such as backlighting and head to head play through an IR link.

      Radica has introduced Radica PlayTV(TM) games featuring XaviX(TM) technology. The technology provides consumers with easy-to-use PlayTV games, which are freestanding devices that plug directly into the TV and use the screen as the display. This single-chip, multi-processor integrated circuit is designed to generate high-quality graphics and sound on a television set. PlayTV Baseball, Ping Pong, and Buckmasters(R) Huntin' shipped the last half of 2000. Radica is expanding this line of product in 2001 with PlayTV Bass Fishin', PlayTV Snowboardin' and PlayTV Card Night.

      In 2001 Radica will introduce Skannerz. Targeting boys 7-12, Skannerz utilizes UPC scanner technology to create a fun, collectible-driven game. Players use Skannerz to scan the UPC code of any consumer product to download monsters, magic potions and weapons to use in battle. Each game unit includes a comic book and collectible poster.

      Girl Tech(R), was created to design, manufacture and market personal electronics for girls ages 8-12. Girl Tech(R) is dedicated to creating technology enhanced toys designed with girls' play patterns and preferences in mind and that address issues that are important to them such as privacy and communication. Girl Tech's products and services are tied by the common theme of encouraging girls' to have fun with the use of technology. The web site (www.girltech.com) currently receives almost 75,000 hits per month from girls from over 85 countries.

      In June of 1999, Radica announced the acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"), a UK company that, with its Gamester brand, is a leader in video game controllers in Europe. Radica UK brings Radica into a new market that is closely aligned with handheld games. Controllers are handheld devices that plug into video games such as Nintendo and Sony manufacture. They provide the control of the game as a peripheral device. Included in this range are game pads, steering wheels, memory cards and other accessories used to enhance game play and performance. Radica UK is the current leader among third-party companies in the UK and has a strong position in Europe as well. Radica will begin shipping and selling the product line to the United States and Canada during the second half of 2001 and has moved most of the manufacturing of controllers into its factory in China. Radica recently introduced its two new peripherals, Dual Force(TM) 2 Racing Wheel and Dual Force(TM) 2 Controller to coincide with the launch of Sony's PlayStation(TM)2.

      The Company also undertakes Original Design Manufacturing ("ODM") for the Hasbro Games Group, producing well-known electronic versions of games such as Yahtzee(TM), Trivial Pursuit(TM) and Monopoly(TM). During 2000 the Company also undertook ODM products for Konami Japan, producing the "Beat Mania" controller, Mattel, producing Othello handheld games in the US market, Tsukuda, producing
Othello handheld games for the Japanese market and Epoch, producing XaviX(TM) Ping Pong and Baseball games.

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

DEPENDENCE ON MAJOR CUSTOMERS, COMPETITION AND THE OTHER RISK FACTORS WHICH ARE DESCRIBED HEREIN UNDER "ITEM 3. KEY INFORMATION -- RISK FACTORS".

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

      Radica HK was established in Hong Kong in September 1983 by James J. Sutter and John N. Hansen and originally sold two models of souvenir slot machine banks. In 1988, Robert E. Davids joined the Company as General Manager and led the Company's development of one of the first souvenir electronic tabletop poker games. In 1989, Mr. Davids became an equal shareholder in the Company with Mr. Sutter and Mr. Hansen. In 1991, the Company introduced one of the first handheld electronic poker games.

      Radica initially had its products assembled in Hong Kong by subcontractors and sold through distributors in the United States. Between 1988 and 1990, the Company brought certain of its production activities in house. At the beginning of 1992, the Company opened a factory in Tai Ping, China, moving its production activities from Hong Kong to southern China. In April 1992, Mr. Sutter, Mr. Hansen and Mr. Davids established Radica USA to take greater control of the distribution of the Company's products in the United States. The Company made over 70% of its sales through Radica USA in fiscal 2000 (excluding ODM sales).

      In December 1993, Radica Games was incorporated in Bermuda and was established as a holding company of Radica HK. Prior to the closing of the IPO, Radica Games acquired all of the outstanding common stock of Radica USA from Mr. Davids, Mr. Sutter and Mr. Hansen in exchange for additional shares of the Company's common stock and acquired all of the outstanding common stock of Disc from Mr. Davids. In May 1995 the Company opened its purpose built factory in Tai Ping, China on a 3.7 acre site under the terms of a cooperative joint venture agreement with the local government.

      In April 1998 the Company acquired the assets and business of Girl Tech(R) from KidActive, LLC.

      In June 1999, the Company acquired Radica UK, formerly Leda Media Products Limited, a leading supplier of video game controllers in the United Kingdom.

      During the fourth quarter of 1999, the Company commenced construction of a $3 million extension to its factory which will add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and will continue when market demand warrants use of the additional space.

BUSINESS STRATEGY

      The Company intends to provide a broad line of electronic and mechanical games, video game controllers and peripherals. In order to provide innovative, high quality games at low prices, Radica employs a strategy of product design in the United States and United Kingdom, where a substantial majority of the Company's products are sold, combined with engineering and low cost materials procurement in Asia and low cost manufacturing in China, where the Company operates its Factory. The Company also consults a select group of outside inventors for product concepts. The Company's current products and planned products are intended to reach retail price points covering the range of large volume gift products. The Company historically focused primarily on products that combine knowledge of the casino gaming industry with experience in new product introduction, electronic game design and low cost manufacturing. Since 1996 the Company has placed more emphasis on non-casino games and with the acquisition of Radica UK in 1999, has expanded beyond electronic games, to include a line of video game joypads, steering wheels, memory cards and other assorted accessories. The Company also designs and manufactures electronic games and peripherals on behalf of third parties under ODM agreements. The games and peripherals are generally based on third party games.

      To provide differentiation between high-end and low-end markets, products are packaged under the name 'RADICA:(R)' for the low-end mass markets and under the name 'Radica Gold' for the more exclusive high-end markets. Girl Tech(R) products are packaged under the name of "Girl Tech(R)". Video game peripherals are packaged under the Gamester(R) name. Radica's line of products using the XaviX(TM) technology are packaged under the name of Connect TV(TM) in Europe and Play TV(TM) in the US and other world markets.

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

      The Company has expanded and continues to expand distribution of its existing products, both inside and outside the United States. As part of this goal, Radica Canada and a predecessor of Radica UK were established in 1995 to distribute products in these markets. UK distribution was assumed by Radica UK upon its acquisition by the Company in 1999. The Company intends to pursue related business opportunities that leverage off the Company's product development expertise to access new markets. Related business opportunities include ODM for other companies, of which the manufacturing for the Hasbro Games Group is an example.

PRODUCTS

         At the end of fiscal year 2000, Radica's principal products by product line were as follows:

FISHING                                     HUNTING                                   SPORTS
-------                                     -------                                   ------
Ultimate Bass Fishin'(TM)                   Buckmaster(R)Deer Huntin'(TM)             Nascar(R)Speedzone(TM)
Sport Bass Fishin'(TM)                      Buckmaster(R)Bow Huntin'(TM)              Tiger Woods Ultimate Golf(TM)
Pro Guide Bass Fishin'(TM)                  Buckmaster(R)Deer Huntin'(TM)II           Tiger Woods Tournament Golf(TM)
                                                                                      EA Madden Football(TM)
                                                                                      EA No Hitter(TM)Baseball
                                                                                      Nascar(R)I-Racer(TM)
                                                                                      Radica  Rider(TM)
                                                                                      Tiger Woods Jr. Golf(TM)
                                                                                      Sports Nut(TM)

HERITAGE                                    CASINO                                    GIRL TECH(R)
--------                                    ------                                    ------------
Solitaire                                   Pocket Poker(R)                           Password Journal(R)
Pocket Solitaire(TM)                        Pocket Blackjack 21(R)                    Keep Safe Box(TM)
Pocket Othello(TM)                          Pocket Slot(TM)                           Laser Chat(TM)
Pocket Checkers(TM)                         Jackpot Slot(TM)                          Palm Reader(TM)
Pocket Tic-Tac-Toe(TM)                      Color Poker(TM)                           Password Phone(TM)
                                            Draw Poker(TM)

PLAY TV                                             ODM                               PERIPHERALS (PLAYSTATION)
-------                                             ---                               -------------------------

Radica Play TV Baseball(TM)                         Connect Four(TM)                  Dual Force Joypad
Radica Play TV Ping Pong(TM)                        Battleship(TM)                    PS2 Dual Force Joypad
Radica Play TV Opus(TM)                             Yahtzee(TM)                       PS2 Dual Force Steering Wheel
Radica Play TV Buckmaster(R)Huntin'(TM)             Hangman(TM)                       PS2 Pro Racer
                                                    Sorry(TM)                         PS2 Light Gun
                                                    Perfection(TM)                    PS2 Speaker System
                                                    Trivial Pursuit(TM)               iRacer Racing Controller
                                                    Monopoly(TM)                      Playstation Controller
                                                    Beat Mania(TM)                    Dual Force Controller
                                                    Epoch Ping Pong                   Dual Force Steering Wheel
                                                    Othello(TM)                       Assorted Color Memory Cards

PERIPHERALS (NINTENDO 64)                           PERIPHERALS (PC)                  PERIPHERALS (HANDHELD)
-------------------------                           ----------------                  ----------------------
N64 Steering Wheel with Rumble                      Dual Force Steering Wheel         Gameboy Powerpack
N64 Tremor Pak + 1MB Memory                         Dual Force Controller             Gameboy Spotlights
                                                    USB 99 Wheel                      Gameboy Link Lead
                                                    USB Pro Racer                     Gameboy Memory Card
                                                                                      Gameboy Tremor Pak
                                                                                      Gameboy Essentials

      In addition the Company has a number of discontinued lines, which, unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. The Company intends to introduce approximately 88 new models in 2001 (including 46 peripherals products). In fiscal 2000, the Company's products had retail prices ranging from $5 to $500.

      The following table sets forth a breakdown of the Company's sales by major product category for the last four fiscal years.

                                                             YEAR ENDED DECEMBER 31,
                                            1997                                                1998
                       % OF NET         NET         UNITS     NO. OF      % OF NET         NET         UNITS     NO. OF
PRODUCT LINES         SALES VALUE   SALES VALUE      SOLD     MODELS     SALES VALUE   SALES VALUE      SOLD     MODELS
---------------       -----------   -----------    ------     ------     -----------   -----------     -----     ------
                                          (in thousands)                                   (in thousands)

Handheld                  81.8%       78,796        9,196        132         77.1%        122,902      11,903       110
Girl Tech                 --              --           --         --          0.1%            145          11         2
ODM                       18.2%       17,487        3,643         12         22.8%         36,322       6,144        20
Total                    100.0%       96,283       12,840        144        100.0%        159,369      18,058       132

                                                             YEAR ENDED DECEMBER 31,
                                            1999                                                2000
                       % OF NET         NET         UNITS     NO. OF      % OF NET         NET         UNITS     NO. OF
PRODUCT LINES         SALES VALUE   SALES VALUE      SOLD     MODELS     SALES VALUE   SALES VALUE      SOLD     MODELS
---------------       -----------   -----------    ------     ------     -----------   -----------     -----     ------
                                          (in thousands)                                   (in thousands)
Handheld                  65.7%        87,775       8,667        100          47.7%      49,307        6,644       110
Play TV                   --               --          --         --           8.3%       8,561          289         4
Girl Tech                  5.6%         7,444         594          6          13.4%      13,897        1,211        12
ODM                       20.9%        27,897       6,109         22          18.6%      19,271        4,686        22
Peripherals                7.8%        10,406       1,871        139          11.9%      12,345        1,752       108
Total                    100.0%       133,522      17,241        267         100.0%     103,381       14,582       256


      Radica sells a broad range of electronic and mechanical handheld and tabletop games under the Radica and Radica Gold brand names. These games simulate sports and recreational activities, such as fishing, hunting, golf, baseball and snowboarding; casino games, such as blackjack, poker and slots; and popular heritage games such as solitaire, checkers and crossword puzzles.

      During 1999, Radica introduced its Girl Tech(R) line of electronic products. The Girl Tech(R) line provides unique and innovative gadgets for girls that utilize technologies such as the electronic voice recognition used in Password Journal(R) and Password Door Pass(TM). Girl Tech(R)'s Password Journal(R) was the highest selling youth electronic product in the United States in 2000, according to the NPD Group.

      In June of 1999, the Company acquired Radica UK, which expanded its product portfolio to include game peripherals such as steering wheels, joypads, memory cards and video game accessories for Playstation, PlayStation 2, Nintendo 64, Nintendo Gameboy and PC Platforms.

      During 2000, Radica introduced its Play TV(TM) line, featuring the new XaviX(TM) technology which allows users to plug games directly into their television set for display of the game contact on the screen without requiring connection through a video game system.

NEW PRODUCT INTRODUCTION

      In fiscal 2001, Radica intends to update its line of games by introducing approximately 88 new games/accessories in the following categories: Handhelds, with Radica Fishing (2 games), Radica Sports (10 games), Radica Heritage (5 games), Radica Action (6 game), Radica Hunting (2 games) and Radica Casino (3 games); Girl Tech(R) (7 games), Play TV(TM) (3 games) and Peripherals (46 products). The Company believes that its strategy of offering various game models with differing features enables it to market its games to a wide age range of consumers with different tastes and financial means. The Company will also continue to provide its Radica Gold brand products to higher end retailers.

      In addition, Radica intends to introduce a Preschool line of products (4 games) during 2001.

      2000 vs. 2001 Line List (by category)

                                          2000               2001
                                          ----               ----
           Handheld                         62                 45
           Play TV                           4                  5
           Girl Tech                        10                  9
           Preschool                         0                  4
           Peripherals                      78                 46
                                           ---                ---
           TOTAL                           154                109

      The Company anticipates that new product introductions in fiscal 2001 will be concentrated in the second and third quarters of that year. By the end of fiscal 2001, the Company expects its product line to include approximately 109 models, of which 46 will be in peripherals. However, it is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in fiscal 2001 will be delayed, which could delay or prevent certain anticipated product introductions.

LICENSING

      During fiscal 2000, Radica engaged in several licensing agreements in which Radica was given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

      Among the  licensors  were  NASCAR  (NASCAR(R)  Racer(TM)  and  NASCAR (R)
Speedzone(TM)), Tiger Woods (Tiger Woods Ultimate Golf(TM), Tiger Woods Tee Time(TM) and Tiger Woods Tournament Golf(TM)), Electronic Arts (EA No Hitter(TM) and EA Madden Football(TM)), Sloane Vision Unlimited, developers of Chicken Soup for the Soul (Chicken Soup for the Soul(R), Chicken Soup for the Teenage Soul(TM)), Anjar Co, developers of Othello, Buckmaster (Buckmaster(R) Deer Huntin'(TM) II and Buckmaster(R) Elk Huntin'(TM), Buckmaster(R) Bow Huntin'(TM)), Hank Parker (Ultimate Bass Fishin'(TM), Pro Guide Bass Fishin'(TM) and Sport Bass Fishin'(TM)), Elvis Presley Enterprises (Elvis Slot) and the Tetris Company (Tetris Lite).

      The Company intends to incorporate some of these licenses into its 2001 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

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

      In 2000 the Company assembled all of the Radica and Girl Tech(R) lines of products in order to control its costs, quality, production and delivery schedules. Peripherals for Radica UK's markets were assembled both in-house and by third party manufacturers during 2000. The Company intends to manufacture the majority of the peripherals product in-house during 2001.

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

      The Company received renewal of its ISO 9001 quality certification from Underwriters Laboratory on January 24, 2001. The scope of the registration covers the design, sales and distribution of electronic and electro-mechanical games and related gift products.

MANUFACTURING FACILITIES

      Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7 acre site. An extension of the Factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension is approximately $3.0 million, exclusive of manufacturing equipment. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and will continue when market demand warrants use of the additional space. The unit capacity of the Factory depends on the product mix produced. In any event, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

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

      The Company's major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 2000 included Epson Hong Kong Limited (semi-conductor chips), GPI International Limited (batteries), Leader Printed Circuit Boards Limited (PCBs), Li Seng Technology, Ltd (semi-conductor chips), Lik Sun Printing Co. Limited (printing), Meise Label Printing Fty (printing), Onpress Printed Circuit Boards Limited (PCBs), Senmax Limited (keypads), Sunplus Technology Co., Limited (semiconductor chips), SSD Company, Ltd (semi-conductor chips), United Radiant Technology (HK) Limited (LCDs) and Wintek Corporation
(LCDs).

      The Company's major suppliers of peripherals in fiscal 2000 included Berway (steering wheels and controllers), PRT (memory cards) and San Tai Industrial Enterprises (game accessories).

SALES AND DISTRIBUTION

      Radica's products are sold in 38 countries, with the United States accounting for over 70% of net sales in fiscal 2000 (excluding ODM business). The Company sells its products directly to over 350 active retailers in the United States and to approximately 29 distributors worldwide. The Company participates in the electronic data interchange ("EDI") program maintained by 15 customers including J.C. Penney's, Sears, Target, Wal-Mart, Kohl's and K-Mart. In fiscal 2000, the largest customer of the Company, Wal-Mart, accounted for 17% of net sales; in addition ODM work for the Hasbro Games Group accounted for 17.2% of net sales. The top five customers (excluding ODM business) were as follows:

                                                % OF SALES
        CUSTOMER NAME                       FOR THE FISCAL YEAR
                                            1999           2000
                                            ----           ----
        1.  Wal-Mart (USA)                  18.2%          17.0%
        2.  Target (USA)                     7.7%           9.3%
        3.  K-Mart (USA)                     5.4%           5.0%
        4.  Kohl's (USA)                     4.2%           4.7%
        5.  Toys 'R' Us (worldwide)          4.5%           4.6%

      The following table sets forth certain of the Company's major customers in 2000, including distributors (alphabetical order).

DEPARTMENT STORES        DRUG STORES                 MASS MERCHANDISERS        CATALOG SHOWROOMS
-----------------        -----------                 ------------------        -----------------
Dayton Hudson            Arbor Drugs Inc.            Ames                      Argos
Dillards                 Eckerd Corporation          Army Airforce Exch.       Brookstone
Foley's                  Genovese Drugs              Bradlees                  Index
J.C. Penney's            London Drugs                Fred Meyer                Intermediates
John Lewis               Long's Drugs                K-Mart                    Littlewoods/Index
Kohl's                   Osco Drug                   Mervyns                   Sharper Image
Macy's                   Thrifty Payless Drug        QVC
Marshall Fields          Walgreens                   Shopko
Neimann Marcus                                       Target
Robinson's-May                                       Bust
Woolworth's                                          Wal-Mart
                                                     Woolworths
                                                     Zellers

                         SPECIALTY GIFT SHOP         CONSUMER                  GROCERY &
MAIL ORDER RETAILERS     OPERATORS                   ELECTRONICS STORES        CONVENIENCE STORES
--------------------     -------------------------   ------------------        ------------------

Fingerhut                Bass Pro                    Best Buy                  Albertsons
Home Shopping Network    Caesar's World              Comat                     Emro Marketing
H. Schneider             Circus Circus               Dixon's                   Kroger
Wish Book                Dufferen Game Room Stores   Electronics Boutique      L&L Jiroch
Innovations              Spencer Gifts               Fry's                     M.W. Kasch
                         Zany Braining               KF Group (Tempo)          W.H. Smith
                                                     Radio Shack               Westfair Super Stores

TOY RETAILERS        SPORTING GOODS STORES          INTERNET RETAILERS      DISTRIBUTORS (RADICA)
-------------        ---------------------          ------------------      ---------------------
xxx
Hamleys              Sports Authority               e-Toys.com              Agerex (Finland)
Kay Bee              Bass Pro Shops                 Amazon.com              Al Kawther (Egypt)
Toys'R'Us                                                                   Black Jack Int., S.A. (Panama)
                                                                            Concentra (Portugal)
                                                                            Creative Computers (Israel)
                                                                            CRG Toys (Costa Rica)
                                                                            Distribution Y Servicio D & S S.A. (Chile)
                                                                            Distribuidora Distoys C.A. (Venezuela)
                                                                            Distribuidora Liverpool S.A. (Mexico)
                                                                            Importadora Maduro S.A. (Panama)
                                                                            Irwin Pacific Pty, Ltd. (Australia)
                                                                            Lansay (France)
                                                                            Playthings Private Ltd. (Singapore)
                                                                            Popular de Juguetes (Spain)
                                                                            Prima Toys (South Africa)
                                                                            Semo Brasil Imp. Exp. E. Com. Ltda. (Brazil)
                                                                            The Oriental Trading Co. (Hong Kong)
                                                                            Universal Electronics (Lebanon)

DISTRIBUTORS (PERIPHERALS)
Darmon Diffusion (France)            Infogrames Portugal (Portugal)
Infogrames Benelux (Netherlands)     Livewire Distribution Pty Ltd. (Australia)
Infogrames France (France)           Manta Co. (Poland)
Infogrames Israel (Israel)           Toptronics Oy (Finland)

      The Company has improved the quality of its distribution network by adding new distributors in fiscal 1999, in Japan and France. The acquisition of Radica UK gave the Company the resources to move UK sales of Radica product in-house. Subsequently, Radica terminated its distribution agreement with its UK distributor in 1999.

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

PRODUCT DEVELOPMENT

      Radica's engineering and development department has approximately 120 staff worldwide. The Company's product development starts with teams in Dallas, Texas; San Rafael, California; and Hertfordshire, England and continues through to the engineering teams in Hong Kong and in the Dongguan Factory. The Company has a formalized product development process that includes quarterly meetings of its worldwide product development and sales departments. In fiscal 1998, 1999 and 2000, the Company spent approximately $4,120,000, $6,036,000 and $5,210,000 respectively, on research and development. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company's sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company's product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price.

SEGMENT INFORMATION

      See Note 22 of the Notes to the Consolidated Financial Statements included herein.

ORIGINAL DESIGN MANUFACTURING

      In 1995, the Company was successful in establishing a relationship with the Hasbro Games Group to design and manufacture product for them. In April 1999, the Company signed two new agreements with Hasbro. The first, a new ODM agreement and the second, a license agreement allowing Radica to continue to sell high end versions of Yahtzee(TM), Connect Four(TM) and Battleship(TM) under its Radica Gold brand name. The new ODM agreement is a three-year agreement, which automatically extends to a fourth year unless notice is given prior to the expiration of the third year. The agreement establishes purchasing terms for all products built and designed for Hasbro and guarantees Radica exclusive manufacturing rights for the first two years of production of any new product. The Company intends to pursue other ODM business in the future. However it is uncertain whether the Company can retain its current business on a long-term basis or successfully attract additional original design manufacturing business or that it will be profitable.

INTELLECTUAL PROPERTY

      The Company currently owns 71 design patents, 2 utility patents, 112 trademarks and has 14 copyrights over its artwork. It also has 9 design patents, 6 utility patents and 73 trademarks applications in process and will continue to obtain copyrights, trademarks, design and utility patents for new products. In February of 2000 at the Javitz Center Toy Fair Exhibition, US Marshalls seized quantities of Deep Sea Fishin'(TM) knockoffs and marketing materials from Dai
Daixing of Hong Kong. Radica later received a judgement in its favor. The Company has a number of ongoing negotiations with companies in the United Kingdom, China and the United States with regards infringement of its intellectual property rights.

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

COMPETITION

      The games business is highly competitive. Radica believes that it is one of the dominant sellers of handheld electronic games. The Company's primary competitor is the Hasbro Games Group, which includes Tiger Electronics, Inc. Hasbro procures its products from manufacturers in China. The barriers for new producers to enter the Company's markets are relatively low and the Company expects that it will face increased competition. The Company competes for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than the Company, are better established in the toy and games industry and are larger than the Company. The Company's products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM activities, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

      In the peripherals market, Radica UK was the largest distributor of peripherals in the UK in 2000 according to Chart Track. The peripherals market share is spread primarily amongst ten companies owning 54.5% of the overall market share. The Company began distributing peripherals in limited quantities in the US market in 2000. Like the handheld electronic games market, the Company competes for customer purchases on the basis of price, quality, and peripheral features and for retail shelf space on the basis of service.

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

         Radica UK is fully subject to UK corporate taxation. The UK profits tax rate currently applying to corporations is 30%.

EMPLOYEES

      As of December 31, 2000 the Company's workforce was comprised of the following:

-------------- ------------ ------------- -------- ----------- -------------- -----------
                Production    Sales and      R&D     Finance     Operations    Total by
                              Marketing                           & Admin      location
-------------- ------------ ------------- -------- ----------- -------------- -----------

Asia                 2638          8          98        23           184         2951
-------------- ------------ ------------- -------- ----------- -------------- -----------
USA                     8         21          22         6             7           64
-------------- ------------ ------------- -------- ----------- -------------- -----------
Europe                  9          9           7         4             4           33
-------------- ------------ ------------- -------- ----------- -------------- -----------
Total                2655         38         127        33           195         3048
-------------- ------------ ------------- -------- ----------- -------------- -----------

      At December 31, 1999 and 1998 the Company's workforce comprised 4,330 persons and 4,378 persons, respectively.

      None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage. Management believes that its employee relations are good.

DESCRIPTION OF PROPERTIES

      See "Manufacturing Facilities" above. The Company completed the first phase of construction of its Factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. An extension of the factory commenced in December of 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and will continue when market demand warrants use of the additional space. The Company owns a long-term leasehold on its executive offices (15,400 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as two houses for employees in Hong Kong (2,100 sq. ft. each), which are made available to Mr. Howell and Mr. Storey, officers of the Company. Radica operates its Factory under the terms of the Joint Venture Agreement and Processing Agreement. The Company leases additional storage and office space in Hertfordshire, UK; Toronto, Canada and office space in Dallas, Texas; Pasadena, California and recently San Francisco, California, which has replaced the San Rafael, California office.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

      In December of 1998, Radica Games' Board of Directors approved a change in the Company's fiscal year end from October 31 to December 31. This resulted in a transition period from November 1, 1998 to December 31, 1998, which has been audited. However, for clarity of presentation and comparability, the discussion of results of operations compares the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 1999, followed by a comparison of the year ended December 31, 1999 to the unaudited twelve months ended December 31, 1998, a comparison of the unaudited two months ended December 31, 1998 to two months ended December 31, 1997 and a comparison of the fiscal year ended October 31, 1998 to the fiscal year ended October 31, 1997. For purposes of the comparison of the year ended December 31, 1999 to the twelve months ended December 31, 1998, the unaudited twelve months ended December 31, 1998 are referred to as the prior year.

FISCAL 2000 COMPARED TO FISCAL 1999

      The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                 Year ended December 31,
                                             -------------------------------
                                                  1999             2000
                                             --------------     ------------

Net revenues                                     100.0%           100.0%
Cost of sales                                     58.6%            77.6%

Gross margin                                      41.4%            22.4%
Selling, general and administrative expenses      21.0%            31.2%
Research and development                           4.5%             5.0%
Depreciation and amortization                      3.7%             5.3%
Restructuring charge                               0.0%             1.2%

Operating income (loss)                           12.2%           (20.3%)
Other income                                       0.9%             1.2%
Share of loss of affiliated company                1.3%             0.0%
Interest income, net                               1.1%             0.7%

Income (loss) before income taxes                 12.9%           (18.4%)
(Provision) credit for income taxes               (0.1%)            0.9%

Net income (loss)                                 12.8%           (17.5%)


      An after tax loss of $18.1 million for fiscal year 2000 or $1.03 per fully diluted share including restructuring charges was taken in the second quarter versus an after tax profit of $17.1 million or $0.90 for fiscal year 1999.

      Total revenues for the year were $103.4 million, compared to $133.5 million for the same period in 1999. The revenue decline during 2000 has resulted primarily from severely adverse market conditions in the electronic handheld game category which have only partially been offset by the growth of the Company's Girl Tech(R) product line and the introduction of Radica's new Play TV(TM) line of games.

      Summary of sales achieved from each category of products:

                                             YEAR ENDED DECEMBER 31,
                                    1999                                     2000
                            NET            % OF NET                 NET            % OF NET
PRODUCT LINES           SALES VALUE       SALES VALUE           SALES VALUE       SALES VALUE
-------------          ------------       -----------           -----------       -----------
                      (in thousands)                           (in thousands)
Handheld                  $ 87,775           65.7%                $ 49,307            47.8%
Play TV                         --            0.0%                   8,561             8.3%
Girl Tech                    7,444            5.6%                  13,897            13.4%
ODM                         27,897           20.9%                  19,271            18.6%
Peripherals                 10,406            7.8%                  12,345            11.9%
                         ---------          -----                ---------           -----
Total                     $133,522          100.0%                $103,381           100.0%


         During the year Radica took non-recurring charges of $10.2 million related to the restructuring of its organization and provisions against inventories, prepaid royalties, receivables and bad debts as a result of the downturn in its handheld games business. Gross margin for the year was 22.4% compared to 41.4% in fiscal year 1999 as a result of these charges and a mix shift to lower margin Gamester(R) business.

      Operating expenses for the year including restructuring charges incurred in Q2 were $44.1 million compared to $39 million in fiscal year 1999.

      The following table lays out the changes in operating expenses for the major expense categories:

                                                        December 31,
                                                  -----------------------
                                                   1999              2000
                                                  -----             -----
                                                  (US dollars in millions)
Commissions                                       $ 2.9             $ 2.3
Indirect salaries and wages                         8.2               7.5
Advertising and promotion expenses                  8.9              11.1
Research and development expenses                   6.0               5.2

      The decrease in commissions in 2000 was the result of both the decrease in sales from 1999 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representative to an in-house sales team. The decrease in indirect salaries and wages in 2000 was the result of the Company's reorganization in the second quarter. Advertising and promotional costs increased in 2000 due to the introduction of the Play TV(TM) line in the US.

CAPITAL RESOURCES AND LIQUIDITY

      At December 31, 2000 the Company had $23.1 million of cash ($1.31 per share) and net assets of $67.4 million ($3.84 per share). Inventories dropped to $14 million from $24.6 million at December 31, 1999 primarily as a result of the Company's successful moves to close out old inventories. The Company also took additional stock provisions in Q2 of 2000. Receivables were at $25.9 million at December 31, 2000 compared to $23.8 million at December 31, 1999. These were higher than the Company had hoped for due to an internal, short-term problem in its EDI system for computerized collections. By mid-February 2001 the Company had collected approximately $16 million of these receivables. Current liabilities were $26.5 million at December 31, 2000 compared to $25.2 million at

December 31, 1999. The increase was primarily the result of an increase in short-term borrowings and debt offset by a decrease in account payable. Working capital at December 31, 2000 was $42.5 million, a $22.6 million decrease from December 31, 1999. Net cash used in operating activities and investing activities for the year ended December 31, 2000 was $4.7 million and $4.3 million, respectively. Investing activities, consisted primarily of purchase of property, plant and machinery and intangible assets. As of December 31, 2000, the Company had more than $6 million of various lines of credit available for use. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

      On June 24, 1999 the Company acquired all of the business and operating assets of Leda Media Products Limited, now called Radica UK Limited ("Radica UK") for total transaction costs of $14.6 million including acquisition-related costs. The transaction has been accounted for using the purchase method. The Company's consolidated results of operations include the results of Radica UK from the date of acquisition (see Note 6 of the Notes to the Consolidated Financial Statements).

      Net sales for the year ended December 31, 1999 were $133.5 million, decreasing 16.2% from $159.4 million for the prior year. Approximately 19% of sales related to Fishing games, 8.1% to Hunting games, 8.7% to Action games, 12.1% to Sports games, 10.2% to Heritage games, 5.6% to Girl Tech(R) games, 7.6% to Casino games, 7.8% to peripherals and 20.9% to ODM sales during the year ended December 31, 1999 in comparison to 40.4%, 0%, 9.8%, 11.5%, 7.2%, 0.1%,
8.2%, 0% and 22.8% in the same period in 1998.

      During 1999, the Company sold 267 different models of games, totaling 17.2 million units, compared to 132 models totaling 18.1 million units in 1998, a decrease of 5.0%. Twenty-seven new models were sold during 1999.

      The gross profit for fiscal year 1999 was $55.3 million compared to $85.9 million for fiscal 1998, a decrease of 35.6%. The gross margin for the year was 41.4% compared to 53.9% for fiscal year 1998. The decrease in gross margin was due to the effect of the sales of lower margin controller product through Radica UK, the effect of increased licenses, reduced ODM margins, together with the effect of certain amounts of air freight due to shortages of raw materials due to the Taiwan earthquake earlier this year.

      Operating profit for fiscal year 1999 was $16.3 million, a decrease of 66.1% from $48.1 million in fiscal 1998. Operating expenses increased to $39.0 million from $37.8 million in 1998. The increase was the result of increased research and development costs, together with increased depreciation and amortization due to the acquisition of Radica UK.

         The following table lays out the changes in operating expenses for the major expense categories.

                                                     December 31,
                                              -----------------------
                                               1998              1999
                                              -----             -----
                                              (US dollars in millions)
Commissions                                   $ 5.0             $ 2.9
Indirect salaries and wages                     6.9               8.2
Advertising and promotion expenses              8.8               8.9
Research and development expenses               5.6               6.0

      The decrease in commissions in 1999 was the result of the decrease in sales from 1998 combined with Radica USA's decision to move the sales function to several of its retail customers in-house. Indirect wages and salaries increased in 1999 as a result of the acquisition of Radica UK and management's decision to increase research and development and add several key management positions in the United States.

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

TWO MONTHS ENDED DECEMBER 31, 1998 COMPARED TO TWO MONTHS
ENDED DECEMBER 31, 1997

      Net sales for the two months ended December 31, 1998 were $21.1 million, increasing 22% from $17.3 million for the prior year. Approximately 25% of sales related to Fishing games, 12.2% to Action games, 18.2% to Sports games, 7.0% to Heritage games, 0.7% to Girl Tech(R) games, 9.5% to Casino games and 27.4% to ODM sales during the two months ended December 31, 1998 in comparison to 53.9%, 7.2%, 6.1%, 8.7%, 0%, 12.2% and 11.9% in the same period in 1997.

      During the two months ended December 31, 1998, the Company sold 97 different models of games, totaling 2.4 million units, compared to 100 models totaling two million units in the same period in 1997, an increase of 20%. Of the 81 models of Radica, Girl Tech(R) and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Seven new models were sold during the period.

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

      The following table lays out the changes in operating expenses for the major expense categories.

                                           Two months ended December 31,
                                           -----------------------------
                                              1997             1998
                                             ------           ------
                                             (US dollars in millions)
Commissions                                  $ 0.55           $ 0.79
Indirect salaries and wages                    0.73             1.24
Advertising and promotion expenses             0.73             0.42
Research and development expenses              0.32             0.73


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

      The following table lays out the changes in operating expenses for the major expense categories.

                                                    October 31,
                                            -------------------------
                                              1997               1998
                                            ------             ------
                                              (US dollars in millions)
Commissions                                 $ 2.45             $ 4.73
Indirect salaries and wages                   4.72               6.36
Advertising and promotion expenses            0.80               9.20
Research and development expenses             2.10               3.71


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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      The following table sets forth the directors and executive officers of the Company in fiscal 2000.

                              Term
Name                          Expires       Residency       Position
----                          -------       ---------       --------
Patrick S. Feely                 2001       USA             President, Chief Executive Officer,
                                                            Chief Operating Officer and Director

Jon N. Bengtson                  2001       USA             Chairman of the Board and Director

Robert E. Davids(2)(3)           2001       Hong Kong       Vice-Chairman of the Board and Director

David C.W. Howell                2001       Hong Kong       President Asia Operations,
                                                            Chief Financial Officer and Director

Siu Wing Lam                     2001       USA             Executive Vice President, Engineering and Director

James O'Toole(1)(2)(3)           2001       USA             Director

Millens W. Taft(1)(2)(3)         2001       USA             Director

Peter L. Thigpen(1)(2)(3)        2001       USA             Director

Henry Hai-Lin Hu(1)(2)(3)        2001       Australia       Director

Craig D. Storey                   N/A       Hong Kong       Vice President and Chief Accounting Officer

James M. Romaine                  N/A       USA             Senior Vice President Sales

Jeanne M. Olson                   N/A       USA             Senior Vice President Marketing

Neil Doughty                      N/A       UK              Managing Director, Radica UK

John Doughty                      N/A       UK              General Manager, Radica UK

Kam Cheong Wong                   N/A       Hong Kong       Vice President of China Operations

Steven Chi Shing Tsui             N/A       Hong Kong       Vice President of Engineering

Rick C.K. Chu                     N/A       Hong Kong       International Sales Director

Hermen H.L. Yau                   N/A       Hong Kong       MIS Director

Margaret H.K. Lok                 N/A       Hong Kong       Director of Global Quality


Ben Hui                           N/A       Hong Kong       Materials Director

Louis Shu Wing Kwok               N/A       Hong Kong       Plant Administration Director

You Liang Wang                    N/A       China           Quality Director

(1)  Member of the Audit Committee.

(2)  Member of the Compensation, Organization and Nominating Committee.

(3)  Member of the Executive Committee.

      The Company annually prepares a proxy statement/management information circular for distribution to its shareholders in connection with its annual meeting of shareholders. Additional information is contained in such proxy statement with respect to the ownership of shares of the Company's common stock by directors and executive officers, the ages of such persons, and the functions or board practices of the committees of the Company's board of directors. The information contained in such proxy statement for the current fiscal year is incorporated herein by reference. Such proxy statement is filed as part of the Company's report on Form 6-K for the period in which the proxy statement is sent to shareholders.

      Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As president of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the U.S. market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also a Director and Chairman of the Toy Manufacturers Association. He has a BA from Duke University and an MBA from the University of Michigan.

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

      Siu Wing Lam has been Executive Vice President, Engineering of the Company since December 1998 and was previously Vice President, Engineering and a director of the Company since January 1994. Prior to that, he was the head of the Radica HK engineering department for eight years since joining the Company in 1985. Mr. Lam has over 20 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a post graduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of UK.

      James O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organizations at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz, Allen & Hamilton Strategic Leadership Center.

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

      James M. Romaine joined Radica USA in September 1999, as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 26 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the
President of Play Tech Inc., a Vtech company for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

      Jeanne M. Olson has been the Senior Vice President, Marketing since October 2000. Prior to joining the Company, she was the Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with the Pillsbury Company and with Custom Research Inc.

      Neil Doughty has been Managing Director of Radica UK Ltd ("Radica UK"), previously Leda Media Products Ltd, since its acquisition by Radica on 24th June 1999. He was previously in the position of Sales Director/ Shareholder and was heavily involved in the running of the business (heightened by the ill health of the previous managing director). Mr. Doughty was responsible for Radica UK's introduction to the video game peripherals market place in 1991, which is now Radica UK's primary source of revenue. He is one of the main pioneers of the European peripherals market and was responsible for the establishment of Radica UK's network of European distributors. Mr. Doughty has 16 years experience in Sales & Marketing management, of which 14 have been spent within the consumer electronics industry.

      John Doughty has been General Manager with Radica UK since November 2000, having previously held the positions of Head of Sales & Marketing, Head of Sales, and UK Sales Manager since joining in March 1998. He personally manages Radica UK's major European Accounts, and also oversees the day to day running of the UK operation. Mr. Doughty has had 14 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

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

      Steven Chi Shing Tsui has been Vice President, Engineering of the Company since August 2000. Mr. Tsui has over 20 years of experience in R&D, product development and manufacturing for the semiconductor, computer, consumer electronics and toy industries. Prior to joining the Company, Mr. Tsui was the Engineering Vice President for STD Manufacturing Ltd. from 1996. Mr. Tsui has an Associateship in Electronics Engineering from Hong Kong Polytechnic University, an MBA from University of Hull and a Postgraduate Diploma in Marketing from the Chartered Institute of Marketing, UK.

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

      Margaret H.K. Lok is the Director of Global Quality and has run the Company's ISO9001 quality system since 1994. Prior to that, she was working as the Costing Manager, Document Control Manager and Industrial Engineer in HK manufacturing and trading companies. From 1991 to 1993, she worked in Australia in a project control, scheduling, material planning and purchasing for a multinational company. Ms. Lok has over 15 years experience in manufacturing systems. She has an M.Sc. in Industrial Engineering from the University of Hong Kong.

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

      Louis Shu Wing Kwok has been the Plant Administration Director of the company since January 2, 2001. Prior to his present position, he has extensive experience in manufacturing plant operations such as administration, customs, purchasing and materials management, inventory and warehouse keeping. Major companies he has worked with are Fyrnetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has more than 15 years working experience in plant operations. He has a Higher Diploma in Mechanical engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

      You Liang Wang has been the Quality Director of the Company since December 1993. Prior to that, he was Head of the Quality Assurance Section of Foxboro Co. Ltd in Shanghai from 1986 to 1993 and a Quality Control Engineer from 1982 to 1986.

COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

      In fiscal 2000, the aggregate amount of compensation paid to all executive
officers  and  directors  as  a  group  for  services  in  all   capacities  was
approximately $2.2 million.

      Each outside (i.e., non-employee and non-affiliated) director of the Company receives a $10,000 annual fee paid in quarterly installments. Directors may elect to receive half of this fee payable in shares of the Company's Common Stock valued at the then current market price. Each outside director of the Company also receives a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

      Upon each annual re-election to the Board of Directors, each outside director receives non-qualified stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The quarterly exercise prices averaged $2.54 per share in 2000. These options are exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

      Messrs. Feely, Howell, Lam, Bengtson and Neil Doughty have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are for periods of two years each, from July 2000 for Mr. Feely, from December 2000 for Messrs. Howell, Lam, and Bengtson, and from July 1, 1999 for Mr. Doughty. Each employment agreement is terminable by the Company for cause. Messrs. Feely, Howell, Lam, Bengtson and Doughty shall each receive minimum annual base salaries of $185,000, $182,000, $160,000, $43,200 and $171,720 (the latter amount is stated in UK currency as (pound)106,000), respectively. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. The employment agreements for Messrs. Feely, Howell, Lam and Doughty contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides residences for Mr. Howell and Mr. Storey in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at $3.625 per share, another 60,000 stock options at $14.125 per share in November 1998 and a further 60,000 stock options at $3.00 per share in May 2000, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May 2001, Mr. Feely would have been granted 60,000 stock options at market price provided he achieved certain conditions as stated in the agreements, however, these were not achieved. In the agreements for Mr. Howell and Mr. Lam, they were granted each 25,000 stock options of the Company common stock at $3.00 per share in May 2000. In May 2001 and 2002, Mr. Howell and Mr. Lam will be granted 25,000 stock options (up to 50,000 shares in the aggregate for each) at market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan, and provided certain conditions are achieved as stated in the agreement. In the agreement for Mr. Doughty, he was granted 50,000 stock options of the Company common stock at $10.625 per share in June 1999 and 25,000 stock options at $3.00 per share in May 2000 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May of 2001 and 2002, Mr. Doughty will be granted 25,000 stock options (up to 50,000 shares in the aggregate) at market price provided certain conditions are achieved as stated in the agreement.

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

      The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation, Organization and Nominating Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation, Organization and Nominating Committee. Ordinarily, twenty percent of the stock options vest and become exercisable on each of the first five anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

      In fiscal year 1999, an aggregate of 235,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $8.38 to $15 per share.

      In fiscal year 2000, an aggregate of 788,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.63 to $3.25 per share.

      As a result of the foregoing, at the end of fiscal year 2000, after giving effect to all prior exercises and cancellations of options, an aggregate of 2,148,800 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,147,280 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 205,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. During 2000, a total of 71,600 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 2000, a total of 990,000 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.00 per share.

      Additional information with respect to stock options is contained in Note 16 of the Notes to the Consolidated Financial Statements included in this filing.

      Information with respect to employees is contained in Item 4 above.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

(a) The registrant is not controlled by another corporation or any foreign government.

(b) The following table is based on information available to the Company and identifies the owners of more than five percent (5%) of the registrant's common stock and the amount of common stock owned by the officers and directors as a group, as of January 1, 2001:

                               Identity of
           Title of Class     Person or Group                     Amount Owned     Percent of Class
           --------------     ---------------                     ------------     ----------------
           Common stock       Dito Devcar Corporation et al         7,223,938            41.1%
           Common stock       RAD Partners 1999 LLC et al           1,742,082             9.9%
           Common stock       Robert E. Davids                      1,685,800             9.6%
           Common stock       Officers & Directors as a Group       2,210,882            12.6%


      In addition to the foregoing, the Company is aware of one other significant shareholder who is believed to own approximately 5% of the Company's common stock. This is The John and Mary Hansen 1989 Trust (the "Hansen Trust") (including shares owned by other Hansen family trusts or individuals).

      Over the last three years, the identity of the foregoing major shareholders has not changed but the relative percentages owned by them have changed somewhat. Since December 1, 1997, the amount owned by Mr. Davids has decreased by approximately 7 percentage points, and the amounts owned by Dito Devcar Corporation and RAD Partners have increased by approximately 18 percentage points and 4 percentage points, respectively.

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

(d) As of December 31, 2000, the Company had approximately 120 record holders of its Common Stock, and approximately 80% of such stock was held by US holders.

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

      Pursuant to the Shareholders Agreement, the Company has agreed, at any time after February 16, 1996 and subject to certain specified conditions, to use its reasonable efforts to prepare and file one registration statement on behalf of each shareholder that is a party to the Shareholders Agreement (collectively, the "Shareholders") under the Securities Act of 1933, and to use its reasonable efforts to qualify the shares for offer and sale under any applicable US state securities laws. The Shareholders Agreement also grants each Shareholder certain "piggyback" registration rights entitling each Shareholder, at any time after February 16, 1996, to sell Common Stock in certain registered offerings of equity securities of the Company. These "piggyback" registration rights are exercisable by each Shareholder only twice. The foregoing registration rights are subject to other limitations set forth in the Shareholders Agreement. In 1997, the Company effected a demand registration at the request of Mr. Davids and also included certain shares at the request of the Hansen Trust. Such registration covered an aggregate of 1,855,000 million shares. In 1999, the Company effected a further registration for Mr. Davids that covered 2,815,800 shares.

      Additional information on management transactions is contained under Item 6 above.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

      Our Consolidated Financial Statements are included herein.

LEGAL PROCEEDINGS

      The company is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect upon the consolidated financial condition of the Company.

ITEM 9.  THE OFFER AND LISTING

      The Company's common stock is traded on the NASDAQ National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 2000 and fiscal 1999

                            Fiscal year ended           Fiscal year ended
                            December 31, 1999           December 31, 2000
                           -------------------         -------------------
                            High         Low            High         Low
                           -------     -------         -------      ------
                             $           $               $           $
First Quarter              16           12 3/8         10           6 3/4
Second Quarter             13 5/16       9 1/4          7 1/16      2 11/16
Third Quarter              10 3/4        8 3/8          3 1/2       2 5/8
Fourth Quarter              9 1/2        7 1/4          2 3/4       1 5/8

      The annual high and low closing stock prices in fiscal 1998 were $21 and $10 7/16; in fiscal 1997 were $15 3/16 and $1 1/16; and in fiscal 1996 were $2 and $3/4.

      The monthly high and low closing stock prices over the last six months in fiscal 2000 were $3 1/2 and $2 15/16 in July 2000; $3 1/4 and $2 5/8 in August
2000; $2 7/8 and $2 5/8 in September 2000; $2 3/4 and $2 1/8 in October 2000; $2
3/8 and $2 in November 2000; and $2 and $1 5/8 in December 2000.

      Radica Games Limited was formed in 1994 as a holding company and has not paid any dividends. Except to the extent set forth below, the Company intends to retain its earnings for operations and expansion of its business for the foreseeable future. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements and general business outlook at the time the payment is considered. The Company intends to make cash distributions at the end of its taxable year at least equal to 50% of its foreign personal holding company income for any year in which it is a personal foreign holding company. (See Item 10. Additional Information -- Taxation.)

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND BYE-LAWS

      A summary of the Company's memorandum and bye-laws and other provisions pertaining to its common stock is contained in the Company's registration statement on Form F-3 filed with the Securities and Exchange Commission on May 21, 1999 (file no. 33-79005). Such summary in that registration statement is incorporated herein by reference.

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

      As an exempted company, the Company is exempt from the usual Bermuda requirement which restricts the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not, unless authorized by its memorandum of association and with the consent of the Minister of Finance, participate in certain business transactions, including: (1) the acquisition and holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or with the Minister's consent, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda Government or a public authority; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

      The Company is not a FPHC because the income test was not met in 2000. The Company intends to manage its business such that it will not meet the income test until such time that it begins to receive significant dividends from its subsidiaries, which is not expected to occur in the foreseeable future. The Company would then be a FPHC only if, in the same taxable year, it also met the shareholder test.

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

      The Company is not a PHC as the income test was not met in 2000. The Company intends to cause any subsidiary that is a PHC to make distributions on a basis such that it will not have undistributed personal holding company income.

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

DOCUMENTS ON DISPLAY

      The documents concerning the Company which are referred to in this report may be inspected on-line at websites maintained by the Securities and Exchange Commission and by private companies offering access to the SEC database. See, e.g., www.sec.gov.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

MARKET RISK DISCLOSURES

      The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

      The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At December 31, 2000, the result of a hypothetical one percentage change in the underlyng US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

      The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company does not currently hedge its foreign exchange risk, which is not significant at this time. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

      None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None or Not Applicable

ITEM 15.   RESERVED

ITEM 16.   RESERVED

                                    PART III

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

         Consolidated Balance Sheets                                        F-2

         Consolidated Statements of Operations                              F-3

         Consolidated Statements of Shareholders' Equity                    F-4

         Consolidated Statements of Cash Flows                              F-5

         Notes to the Consolidated Financial Statements                     F-7

ITEM 19. EXHIBITS

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

         *  10.8(a)  Form of Amendment to Employment  Agreement  among Radica
                     Games  Limited,   Radica  HK,  Radica  USA  and  Jon  N.
                     Bengtson.

         #  10.8(b)  December 1995 Amendment to such Employment Agreement.

         ~  10.8(c)  December 1997 Amendment to such Employment Agreement.

            10.9 1994 Stock Option Plan, as most recently amendment restated in May 2000 to increase options

            10.11 Amendment and Restatement to Employment Agreement among Radica USA, Radica Games Limited and Patrick Feely dated September 27, 2000

            10.13    Amendment  and   Restatement  to  Employment   Agreement
                     between Radica Games Limited and David C.W. Howell dated September 29, 2000

            10.14    Amendment  and   Restatement  to  Employment   Agreement
                     between Radica Games Limited and Siu Wing Lam dated October 4, 2000

            10.15    Amendment  and   Restatement  to  Employment   Agreement
                     between Radica Games Limited and Neil Doughty dated September 29, 2000

         ## 10.16 Share Purchase Agreement dated as of June 24, 1999, relating to the acquisition of the entire issued share capital of Leda Media Products Limited (now Radica UK Limited).

            11.1     Statement re Computation of Per Share Earnings

            12.1     Statement re Selected Quarterly Financial Data

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

## Incorporated by reference to Form 20-F for the year ended October 31, 1999.

The other exhibits not footnoted are included as part of this filing.

                              RADICA GAMES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS










                                                                        Page
                                                                        ----

    Independent Auditors' Report .....................................   F-1

    Consolidated Balance Sheets ......................................   F-2

    Consolidated Statements of Operations ............................   F-3

    Consolidated Statements  of Shareholders' Equity  ................   F-4

    Consolidated Statements of Cash Flows ............................   F-5

    Notes to the Consolidated Financial Statements ...................   F-7

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


         We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the year ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the year ended October 31, 1998, in conformity with accounting principles generally accepted in the United States of America.




/S/ Deloitte Touche Tohmatsu

HONG KONG
February 12, 2001

                                     RADICA GAMES LIMITED
                                 CONSOLIDATED BALANCE SHEETS


                                     ASSETS
(US Dollars in thousands, except share data)                      December 31,  December 31,
                                                                  ------------  ------------
                                                                      2000         1999
                                                                  ------------  ------------
Current assets:
Cash and cash equivalents                                           $ 23,097    $ 32,159
Accounts receivable, net of allowances for doubtful accounts
  of $2,073 ($389 at Dec. 31, 1999)                                   25,931      23,750
Inventories, net of provision of $5,788 ($2,339 at Dec. 31, 1999)     13,971      24,625
Prepaid expenses and other current assets                              1,574       4,752
Income taxes receivable                                                4,277       1,257
Deferred income taxes                                                    223       3,746
                                                                  ------------  ------------

        Total current assets                                          69,073      90,289
                                                                  ------------  ------------

Property, plant and equipment, net                                    17,975      17,523
                                                                  ------------  ------------

Intangible assets, net of accumulated amortization
  of $6,976 ($4,317 at Dec. 31, 1999)                                 11,353      14,351
                                                                  ------------  ------------

Deferred income taxes, noncurrent                                        993          11
                                                                  ------------  ------------

        Total assets                                                $ 99,394    $122,174
                                                                  ============  ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                                               $  3,780    $  1,464
Current portion of long-term debt                                      3,648       1,399
Accounts payable                                                       7,077      10,929
Accrued warranty expenses                                                950       1,100
Accrued payroll and employee benefits                                    950       2,511
Other accrued liabilities                                              9,834       7,614
Income taxes payable                                                     215          70
Deferred income taxes                                                     79          79
                                                                  ------------  ------------

        Total current liabilities                                     26,533      25,166
                                                                  ------------  ------------

Long-term debt                                                         5,473      10,946
                                                                  ------------  ------------

        Total liabilities                                             32,006      36,112
                                                                  ------------  ------------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,564,297 shares outstanding (17,639,594 at Dec. 31, 1999)            176         176
Additional paid-in capital                                             1,855       1,757
Retained earnings                                                     65,386      84,100
Accumulated translation adjustment                                       (29)         29
                                                                  ------------  ------------

       Total shareholders' equity                                     67,388      86,062
                                                                  ------------  ------------

       Total liabilities and shareholders' equity                   $ 99,394    $122,174
                                                                  ============  ============

               See accompanying notes to the consolidated financial statements.

                                                        RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                                                  Year ended            Two months ended       Year ended
 except per share data)                                                   December 31,              December 31,        October 31,
                                                              --------------------------------      -------------      -------------
                                                                   2000               1999              1998               1998
                                                              -------------      -------------      -------------      -------------

Revenues:
Net sales                                                     $    103,381       $    133,522       $     21,071       $    155,618
Cost of sales                                                      (80,232)           (78,229)           (10,717)           (70,576)
                                                              -------------      -------------      -------------      -------------
Gross profit                                                        23,149             55,293             10,354             85,042
                                                              -------------      -------------      -------------      -------------

Operating expenses:
Selling, general and administrative expenses                       (32,273)           (28,049)            (3,657)           (27,788)
Research and development                                            (5,210)            (6,036)              (730)            (3,710)
Depreciation and amortization                                       (5,427)            (4,956)              (612)            (3,423)
Restructuring charge                                                (1,190)              --                 --               (1,500)
                                                              -------------      -------------      -------------      -------------
Total operating expenses                                           (44,100)           (39,041)            (4,999)           (36,421)
                                                              -------------      -------------      -------------      -------------

Operating (loss) income                                            (20,951)            16,252              5,355             48,621

Other income                                                         1,287              1,231                471                807

Share of loss of affiliated company                                   --               (1,748)              (120)              (334)

Net interest income                                                    664              1,469                289              1,896
                                                              -------------      -------------      -------------      -------------

(Loss) income before income taxes                                  (19,000)            17,204              5,995             50,990

Credit (provision) for income taxes                                    901               (149)              (176)               266
                                                              -------------      -------------      -------------      -------------

Net (loss) income                                             $    (18,099)      $     17,055       $      5,819       $     51,256
                                                              =============      =============      =============      =============

(Loss) earnings per share - basic:

Net (loss) earnings per share                                 $      (1.03)      $       0.94       $       0.31       $       2.53
                                                              =============      =============      =============      =============

Weighted average number of shares                               17,608,167         18,144,179         18,883,455         20,239,790
                                                              =============      =============      =============      =============

(Loss) earnings per share - assuming dilution:

Net (loss) earnings per share and
  dilutive potential common stock                             $      (1.03)      $       0.90       $       0.29       $       2.39
                                                              =============      =============      =============      =============

Weighted average number of shares and dilutive
   potential common stock used in computation                   17,608,167         18,979,349         20,094,489         21,488,364
                                                              =============      =============      =============      =============

                                  See accompanying notes to the consolidated financial statements.

                                                        RADICA GAMES LIMITED
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                      (US dollars in thousands

                                                     Common stock
                                                     ------------                                      Accumulated
                                                                           Additional                      other          Total
                                                Number                      paid-in        Retained    comprehensive   shareholders'
                                              of shares        Amount       capital        earnings    income (loss)      equity
                                              ----------    ------------   ------------   ------------ --------------   ------------

Balance at October 31, 1997                   20,860,200    $       209    $    28,589    $    32,800    $        (5)   $    61,593
Issuance of stock                                190,094              2          3,598           --             --            3,600
Cancellation of repurchased stock             (2,610,400)           (26)       (23,901)       (13,660)          --          (37,587)
Stock options exercised                          424,400              4          1,012           --             --            1,016
Net income                                          --             --             --           51,256           --           51,256
Foreign currency translation                        --             --             --             --              (39)           (39)
                                              ----------    ------------   ------------   ------------ --------------   ------------

Balance at October 31, 1998                   18,864,294    $       189    $     9,298    $    70,396    $       (44)   $    79,839
Stock options exercised                           32,400           --               84           --             --               84
Net income                                          --             --             --            5,819           --            5,819
Foreign currency translation                        --             --             --             --               (7)            (7)
                                              ----------    ------------   ------------   ------------ --------------   ------------

Balance at December 31, 1998                  18,896,694    $       189    $     9,382    $    76,215    $       (51)   $    85,735
Cancellation of repurchased stock             (1,538,500)           (16)        (8,821)        (9,170)          --          (18,007)
Stock options exercised                          281,400              3            529           --             --              532
Grant of warrants                                   --             --              667           --             --              667
Net income                                          --             --             --           17,055           --           17,055
Foreign currency translation                        --             --             --             --               80             80
                                              ----------    ------------   ------------   ------------ --------------   ------------

Balance at December 31, 1999                  17,639,594    $       176    $     1,757    $    84,100    $        29    $    86,062
Issuance of stock                                  9,158           --               23           --             --               23
Cancellation of repurchased stock               (156,055)            (1)           (25)          (615)          --             (641)
Stock options exercised                           71,600              1            100           --             --              101
Net loss                                            --             --             --          (18,099)          --          (18,099)
Foreign currency translation                        --             --             --             --              (58)           (58)
                                              ----------    ------------   ------------   ------------ --------------   ------------

Balance at December 31, 2000                  17,564,297    $       176    $     1,855    $    65,386    $       (29)   $    67,388
                                              ==========    ============   ============   ============ ==============   ============


The comprehensive (loss) income of the Company, which represents the aggregate of the net (loss) income and the foreign currency translation adjustments, was $(18,157), $17,135, $5,812 and $51,217 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively.

                                  See accompanying notes to the consolidated financial statements.

                                                        RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     (US dollars in thousands)

                                                                       Year ended       Year ended   Two months ended    Year ended
                                                                       December 31,    December 31,    December 31,      October 31,
                                                                       ------------    ------------    ------------      -----------
                                                                           2000            1999            1998             1998
                                                                       ------------    ------------    ------------      -----------
Cash flow from operating activities:
Net (loss) income                                                       $(18,099)        $ 17,055         $  5,819         $ 51,256
Adjustments to reconcile net (loss) income to net cash
  (used in) provided by operating activities:
  Deferred income taxes                                                    2,541               82              795           (4,634)
  Depreciation                                                             2,601            2,389              362            1,923
  Amortization                                                             2,826            2,567              250            1,500
  Share of loss of affiliated company                                       --              1,748              120              334
  Acquired research and development                                         --               --               --              1,500
  Loss on disposal and write off of
    property, plant and equipment                                             10               62                1               22
  Changes in assets and liabilities:
    Accounts receivable                                                   (2,181)          (7,601)          18,389          (14,509)
    Inventories                                                           10,654           (2,986)           1,240           (9,793)
    Prepaid expenses and other current assets                              3,178           (3,572)              85             (445)
    Accounts payable                                                      (3,852)           3,365           (4,783)           3,485
    Accrued payroll and employee benefits                                 (1,561)            (177)            (822)           2,261
    Commissions payable                                                       33             (300)            (680)             529
    Accrued advertising expenses                                             181             (105)          (4,870)           5,460
    Accrued license and royalties                                          1,297            1,043             (162)             219
    Accrued sales expenses                                                 1,977           (2,742)             282            2,062
    Accrued warranty expenses                                               (150)          (1,400)              30              309
    Other accrued expenses                                                (1,268)           1,351             (309)            (272)
    Income taxes                                                          (2,875)          (2,286)            (668)           1,852
                                                                       ------------    ------------    ------------      -----------

Net cash (used in) provided by operating activities                       (4,688)           8,493           15,079           43,059
                                                                       ------------    ------------    ------------      -----------

Cash flow from investing activities:
Decrease (increase) in short-term investments                               --               --               --              2,050
Proceeds from sale of property, plant and equipment                           75               47               35               33
Purchase of property, plant and equipment                                 (3,138)          (3,306)            (805)          (5,532)
Purchase of Radica UK, net of cash acquired                                 --             (2,511)            --               --
Purchase of intangible assets                                             (1,260)            --               --             (2,400)
Investment in affiliated company                                            --             (1,045)            --               (963)
                                                                       ------------    ------------    ------------      -----------

Net cash used in investing activities                                     (4,323)          (6,815)            (770)          (6,812)
                                                                       ------------    ------------    ------------      -----------


                                                        RADICA GAMES LIMITED
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     (US dollars in thousands)

                                                                       Year ended       Year ended   Two months ended    Year ended
                                                                       December 31,    December 31,    December 31,      October 31,
                                                                       ------------    ------------    ------------      -----------
                                                                           2000            1999            1998             1998
                                                                       ------------    ------------    ------------      -----------
Cash flow from financing activities:
Repurchase of common stock                                              $   (641)        $(18,007)        $   --           $(37,587)
Funds from issuance of stock                                                  23             --               --               --
Funds from stock options exercised                                           101              532               84            1,016
Increase in short-term borrowings                                          2,316              349             --               --
Proceeds from bank loan                                                   10,945             --               --               --
Repayment of long-term debts                                             (12,737)            --               --               --
                                                                       ------------    ------------    ------------      -----------

Net cash (used in) provided by financing activities                            7          (17,126)              84          (36,571)
                                                                       ------------    ------------    ------------      -----------

Effect of currency exchange rate change                                      (58)              80               (7)             (39)
                                                                       ------------    ------------    ------------      -----------

Net (decrease) increase in cash and cash equivalents                      (9,062)         (15,368)          14,386             (363)

Cash and cash equivalents:
  Beginning of period                                                     32,159           47,527           33,141           33,504
                                                                       ------------    ------------    ------------      -----------

  End of period                                                         $ 23,097         $ 32,159         $ 47,527         $ 33,141
                                                                       ============    ============    ============      ===========

Supplementary disclosures of cash flow information:
Cash paid during the period:
  Interest                                                              $    797         $    331         $   --           $     61
  Income taxes                                                               109            1,983             --              2,381

Non-cash investing and financing activities:
  Loan notes forfeited                                                  $  1,399         $   --           $   --           $   --
  Inventory exchanged for advertising and development
    of Internet arcade game                                                  177             --               --               --
  Loan notes for purchase of Radica UK                                      --             12,345             --               --
  Grant of warrants                                                         --                667             --               --


                                  See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

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

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

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

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin established guidelines for applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have any impact on the Company's consolidated financial statements.

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

     Advertising - The production costs of advertising are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Total advertising expenses were approximately $11,100, $8,900, $400 and $9,100 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average rates of exchange prevailing during each reporting period. Gains and losses from translation adjustments are included in stockholders' equity in the consolidated balance sheet caption "Accumulated translation adjustment". Currency transaction gains and losses are recognized in operations and have not been significant to the Company's operating results in any period.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Mold costs - The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock-based compensation - The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Pro forma information regarding net income (loss) and net income (loss) per share is disclosed as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss period as their inclusion would have been anti-dilutive.

     Comprehensive income (loss) - Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments.

     Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. In June 2000, SFAS 133 was amended by SFAS 138, which amended or modified certain issues discussed in SFAS 133. SFAS 138 is also effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect that SFAS 133 and SFAS 138 will have a material impact on its consolidated financial statements as the Company currently does not hold any derivative financial instruments.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                          December 31,       December 31,
                              2000               1999
                         ---------------    ----------------

     Raw materials              $ 2,643             $ 5,397
     Work in progress             3,138               5,166
     Finished goods               8,190              14,062
                         ---------------    ----------------
                               $ 13,971            $ 24,625
                         ===============    ================


4.   INVESTMENT

     In 1997, the Company purchased approximately 35% of the capital stock of Sharegate, Inc, a private company incorporated in Nevada, the United States of America, ("Sharegate") for one million dollars in cash. In addition, following Sharegate's refinancing in 1998 and 1999, the Company invested two million dollars in Sharegate. The Company has accounted for its investment in Sharegate under the equity method of accounting. As a result of losses incurred at Sharegate, the Company recognized charges for share of losses of affiliated company in its consolidated financial statements. As of December 31, 1999, the balance in the investment associated with the share of losses totaled approximately $0.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

4.   INVESTMENT (Continued)

     Sharegate has raised various amounts of venture financing through bridge loan. Pursuant to the terms of the financing, the bridge loans were converted to capital stock in 2000. As a result, the Company's ownership interest was diluted to approximately 20%. And the Company is no longer able to exercise significant influence over the operations of Sharegate. The Company's investment in Sharegate that previously was accounted for by the equity method has become qualified for use of the cost method. As of December 31, 2000, the balance in the investment was zero.

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                         December 31,       December 31,
                                             2000               1999
                                        ---------------    ----------------

     Land and buildings                       $ 12,296            $ 12,261
     Plant and machinery                         6,853               7,385
     Furniture and equipment                     7,328               6,124
     Leasehold improvements                      2,727               2,562
     Construction in progress                    1,079                   -
                                        ---------------    ----------------
       Total                                  $ 30,283            $ 28,332
     Less: Accumulated depreciation
          and amortization                     (12,308)            (10,809)
                                        ---------------    ----------------
       Total                                  $ 17,975            $ 17,523
                                        ===============    ================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   ACQUISITION

     On June 24, 1999, the Company acquired Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK"), the leading supplier of third party video game controllers in the United Kingdom. The Company purchased Radica UK for approximately $15,970. The acquisition price consisted of cash payment of approximately $2,510, assumption of Radica UK net indebtedness of approximately for $1,115 and issuance of notes payable for $12,345. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company has recorded this transaction as an adjustment to the purchase price. The acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of approximately $12,100 resulting in the adjusted aggregate purchase price. The goodwill is being amortized on a straight-line basis over a fifteen year fiscal period.

     The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

7.   INTANGIBLE ASSETS

     As of December 31, 2000, intangible assets primarily related to the excess of purchase price over the estimated fair value of net assets acquisition of Radica UK. See Note 6 of the Notes to the Consolidated Financial Statements. During the year of 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(R) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year fiscal period.

     During the year of 1999, warrants on 375,000 shares of the Company's common stock were granted to Electronic Arts ("EA") upon signing of a worldwide licensing agreement. A total of $667 was recorded as an intangible asset based on the fair value of the warrant. As of December 31, 2000, upon estimated future cash flows that the asset is expected to generate, the Company recognized an impairment and revised the estimated useful lives of this intangible asset. The effect of this change resulted in an increase in the current year amortization expense of $167. As of December 31, 2000, the asset of $166 remained to be amortized in 2001.

     Amortization expenses of intangible assets totaled $2,826, $2,567, $250 and $1,500 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1999 and the year ended October 31, 1998, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

8.   SHORT-TERM BORROWINGS

     As of December 31, 2000, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $8,000, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of December 31, 2000 and as of December 31, 1999 represent borrowings made under, or supported by, these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately six percent for the year ended December 31, 2000.

9.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                        December 31,       December 31,
                                            2000               1999
                                       ---------------    ----------------

     Accrued advertising expenses             $ 1,384             $ 1,203
     Accrued license and royalties              2,397               1,100
     Accrued sales expenses                     2,833                 856
     Commissions payable                          497                 464
     Other accrued expenses                     2,723               3,991
                                       ---------------    ----------------
          Total                               $ 9,834             $ 7,614
                                       ===============    ================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)


10.  INCOME TAXES

     The components of (loss) income before income taxes are as follows:

                       Year ended     Year ended   Two months ended  Year ended
                       December 31,   December 31,   December 31,    October 31,
                           2000          1999            1998            1998
                       ------------   ------------ ----------------  -----------

     United States       $(20,240)       $ (1,349)       $    827       $ 11,579
     International          1,240          18,553           5,168         39,411
                       ------------   ------------ ----------------  -----------
                         $(19,000)       $ 17,204        $  5,995       $ 50,990
                       ============   ============ ================  ===========


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2000 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The (credit) provisions for income taxes consist of the following:

                                                    Year ended        Year ended       Two months ended      Year ended
                                                   December 31,       December 31,       December 31,        October 31,
                                                       2000               1999               1998               1998
                                                  ---------------    ----------------   ---------------    ---------------
Current:
         US federal and state                         $(3,236)            $   145           $  (623)            $ 4,307
         International                                   (206)                (78)                4                  61
                                                  ---------------    ----------------   ---------------    ---------------
       Total current income tax (credit)
       provision                                      $(3,442)            $    67           $  (619)            $ 4,368
                                                  ---------------    ----------------   ---------------    ---------------

     Deferred:
         US federal                                   $ 3,375             $    39           $   795             $(4,634)
         International                                   (834)                 43              --                  --
                                                  ---------------    ----------------   ---------------    ---------------
       Total deferred income tax (credit)
       provision                                      $ 2,541             $    82           $   795             $(4,634)
                                                  ---------------    ----------------   ---------------    ---------------

     Total income taxes (credit) provision            $  (901)            $   149           $   176             $  (266)
                                                  ===============    ================   ===============    ===============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

10.  INCOME TAXES (Continued)

     A  reconciliation   between  income  tax  (benefit)   expense  and  amounts
     calculated using the US statutory rate of 34 percent is as follows:

                                                    Year ended         Year ended      Two months ended     Year ended
                                                   December 31,       December 31,       December 31,        October 31,
                                                       2000               1999               1998                1998
                                                  ---------------    ----------------   ----------------    ---------------
     Tax (benefit) expense at the US
       statutory rate                               $ (6,460)            $  5,849             $  2,038           $ 17,337
     State tax                                             9                    8                   38                133
     International tax effect, net                    (1,646)              (6,016)                (683)           (15,369)
     Accounting losses (gains) for which
       deferred income tax cannot be
       recognized                                       --                    212               (1,029)             1,991
     Change in valuation allowance                     7,052                  226                 --               (4,406)
     Other, net                                          144                 (130)                (188)                48
                                                  ---------------    ----------------   ----------------    ---------------
     Income tax (benefit) expense                   $   (901)            $    149             $    176           $   (266)
                                                  ===============    ================   ================    ===============


     As of December 31, 2000, the Company's US subsidiary had net operating loss carryforwards of approximately $12,000 that begin to expire from 2019 and 2020. In addition, as of December 31, 2000, the Company's UK subsidiary had approximately $2,600 net operating loss carryforwards which will carryforward indefinitely.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

10.  INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                                December 31,    December 31,
                                                    2000            1999
                                               -------------    ------------
     Deferred tax assets (liabilities):
     Excess of tax over financial
       reporting depreciation                     $   (79)        $   (79)
     Net operating loss                             4,852           1,841
     Bad debt allowance                               561             132
     Advertising allowances                           435             409
     Inventory obsolescence reserve                   903             355
     Accrued sales adjustments and returns            967             519
     Other                                            776             727
                                               -------------    ------------
                                                    8,415           3,904
     Valuation allowance                           (7,278)           (226)
                                               -------------    ------------
                                                  $ 1,137         $ 3,678
                                               =============    ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

11.  LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $9,121 under the new loan agreement as of December 31, 2000, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (8.45% at December 31, 2000). The agreement requires quarterly principal and interest payments, which matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At December 31, 2000, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

     Long-term debts are as follows:

                                December 31,     December 31,
                                   2000              1999
                                ------------     ------------

     Term loan payable            $  9,121         $   --
     Guaranteed loan notes            --             12,345
                                ------------     ------------
                                  $  9,121         $ 12,345
     Less: Current portion          (3,648)          (1,399)
                                ------------     ------------
                                  $  5,473         $ 10,946
                                ============     ============


     The annual principal maturities of the long-term debts are as follows:

                                        December 31,
                                            2000
                                        ------------

     2001                                   $ 3,648
     2002                                     3,648
     2003                                     1,825
                                        ------------
                                            $ 9,121
                                        ============

                              RADICA GAMES LIMITED

                  (US dollars in thousands, except share data)

12.  COMMON STOCK

     Pursuant to the Company's stock repurchase programs approved by the Company's Board of Directors, the Company had repurchased 156,055 shares at an average price of $4.11 per share and 1,538,500 shares at an average price of $11.66 per share for the years ended December 31, 2000 and 1999, respectively. All repurchased shares were cancelled. As of December 31, 2000, approximately 0.7 million shares remained available for repurchase under the repurchase programs.

13.  RESTRUCTURING CHARGE

     During 2000, the Company recorded a restructuring charge of $1,190 as a result of the Company's plan to change its business strategy to address changes in the market for handheld games and to allow the Company to adjust the overall cost structure given current revenue levels. Specific actions taken included reducing the Company's workforce, consolidating facilities, and closing one office. The employee separations related to approximately 150 employees worldwide, predominantly occurring in Asia and North America. Total restructuring costs were approximately composed of $1,100 in connection with severance and benefits and $90 for the write-off of certain assets associated with closing one office. Total remaining restructuring expenses accrued at December 31, 2000 was approximately $200, primarily related to the remaining amount of termination benefits payments.

14.  NON-MONETARY TRANSACTIONS

     In December 2000, the Company entered into an agreement to exchange $200 of inventory for the development and operation of a Radica-branded Internet game arcade. The cost of inventory will be amortized over related period of services.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

15.  EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                Year ended          Year ended      Two months ended        Year ended
                                                December 31,        December 31,       December 31,         October 31,
                                                   2000                1999                1998                 1998
                                               -------------        ------------       ------------         -----------

     Numerator for basic and diluted
       (loss) earnings per share:
       Net (loss) income                       $    (18,099)        $     17,055        $      5,819        $     51,256
                                               =============        ============       =============        ============

     Denominator:
       Denominator for basic
          earnings per share                     17,608,167           18,144,179          18,883,455          20,239,790
       Effect of dilutive options                      --                835,170           1,211,034           1,248,574
                                               -------------        ------------       ------------         -----------
       Denominator for diluted
          earnings per share                     17,608,167           18,979,349          20,094,489          21,488,364
                                               =============        ============       =============        ============

     Basic (loss) earnings per share:          $      (1.03)        $       0.94        $       0.31        $       2.53
                                               =============        ============       =============        ============

     Diluted (loss) earnings per share:        $      (1.03)        $       0.90        $       0.29        $       2.39
                                               =============        ============       =============        ============


     Options and warrants on 2,728,800, 1,286,000, 252,000 and 197,000 shares of common stock for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

16.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan of employees and non-employee directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant unless otherwise provided. Options granted to employees under stock option plans must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to non-employee directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each non-employee director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

16.  STOCK OPTIONS (Continued)

     Option activity for each of the periods ended December 31, 2000, 1999 and 1998 and October 31, 1998 are as follows:-

                                                                Weighted average
                                                  Number         exercise price
                                                of shares           per share
                                                ---------           ---------
                                              (in thousands)

     Outstanding at October 31, 1997                   1,756           $ 2.31
     Options granted                                     649            13.97
     Options cancelled                                   (43)           14.63
     Options exercised                                  (424)            2.39
                                              ---------------
     Outstanding at October 31, 1998                   1,938           $ 5.92
     Options granted                                     135            15.05
     Options cancelled                                   -                -
     Options exercised                                   (32)            2.59
                                              ---------------
     Outstanding at December 31, 1998                  2,041           $ 6.58
     Options granted                                     307            11.48
     Options cancelled                                   (66)            8.27
     Options exercised                                  (282)            1.89
                                              ---------------
     Outstanding at December 31, 1999                  2,000           $ 7.93
     Options granted                                     853             2.79
     Options cancelled                                  (427)           10.43
     Options exercised                                   (72)            1.41
                                              ---------------
     Outstanding at December 31, 2000                  2,354           $ 5.81
                                              ===============

     Exercisable at December 31, 2000                    910           $ 7.52

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

16.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of December 31, 2000:

                                                Options outstanding                           Options exercisable
                           -----------------------------------------------------------  -------------------------------
                                                                   Weighted average
                                              Weighted average       remaining                         Weighted average
      Exercise                  Number         exercise price         contractual          Number        exercise price
      price range              of shares          per share          life (years)         of shares        per share
      -----------              ---------          ---------          ------------        ----------        ---------
                            (in thousands)                                             (in thousands)
    $ 1.090 to 2.000                 661             $ 1.41               6.29               307             $ 1.29
    $ 2.001 to 4.000                 958               3.14               8.36               168               3.48
    $ 4.001 to 6.000                   3               5.00               6.33                 1               5.00
    $ 6.001 to 8.000                  36               6.81               6.61                19               6.79
    $ 8.001 to 10.000                 56               9.55               8.29                13               9.54
    $ 10.001 to 12.000               190              10.89               7.98               138              10.96
    $ 12.001 to 14.000               173              12.73               7.96                93              12.68
    $ 14.001 to 16.000                79              14.46               7.71                38              14.63
    $ 16.001 to 18.000               116              17.02               7.43                82              17.01
    $ 18.001 to 20.000                82              19.02               7.29                51              18.86
                           --------------                                             ------------
                                   2,354             $ 5.81               7.58               910             $ 7.52
                           ==============                                             ============


     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.57, $4.54, $7.79 and $7.23 per option for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998, and the fiscal year ended October 31, 1998, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                      Year ended       Year ended     Two months ended    Year ended
                                                      December 31,     December 31,      December 31,     October 31,
                                                         2000              1999              1998            1998
                                                      ------------    -------------   -----------------   -----------

     Expected life of options                           5 years          5 years            5 years        5 years
     Risk-free interest rate                             6.0%              5.1%               6.5%           6.5%
     Expected volatility of underlying stock              58%               35%                50%            50%
     Dividends                                             0%                0%                 0%             0%


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

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

16.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

                                                Year ended         Year ended    Two months ended     Year ended
                                               December 31,       December 31,      December 31,      October 31,
                                                    2000              1999              1998              1998
                                               ------------       ------------      ------------      -----------

     Pro forma net (loss) income                $  (19,306)        $   15,719        $   5,633        $   50,548
     Pro forma (loss) earnings per share
       Basic                                         (1.10)              0.87             0.30              2.50
       Diluted                                       (1.10)              0.83             0.28              2.35


17.  WARRANTS

     During the year of 1999, in connection with EA worldwide licensing agreement, the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. The warrants generally begin to expire from 2001 and 2002, or upon termination of the related agreement. As of December 31, 2000, all of these warrants remain outstanding of which 250,000 shares were fully vested.

18.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business had two customers which accounted for more than seventeen percent and sixteen percent of net sales for the year ended December 31, 2000, two customers which accounted for more than twenty percent and eighteen percent for the year ended December 31, 1999, two customers which accounted for more than thirty percent and twenty-seven percent of net sales in the two months ended December 31, 1998 and three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in fiscal year 1998. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

19.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings and warrants are reasonable estimates of their fair value.

20.  COMMITMENTS, CONTINGENCIES AND PLEDGE OF ASSETS

     The Company leases certain warehouses and equipment under operating leases. Total expenses for the operating leases were approximately $1,113, $534, $82 and $401 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively.

     As of December 31, 2000, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                         Operating leases
                                          ---------------

     2001                                          $ 501
     2002                                            395
     2003                                            235
     2004                                            142
     2005                                            112
     Thereafter                                      298
                                          ---------------
     Total minimum lease payments                $ 1,683
                                          ===============


     At December 31, 2000, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of approximately $11,664, $11,139 and $6,129, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

21.  RETIREMENT PLAN

     In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $170, $192, $27 and $125 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998, and the fiscal year ended October 31, 1998, respectively.

22.  SEGMENT INFORMATION

     The Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

     Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investment portfolio. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate and unallocated shared expenses, other income and expense items. Corporate and unallocated shared expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain common raw materials. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

22.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                                 Year ended        Year ended     Two months ended     Year ended
                                                 December 31,      December 31,     December 31,       October 31,
                                                     2000              1999             1998              1998
                                                 ------------      ------------     ------------       -----------

     Revenues from external customers
       Games                                       $  91,036         $ 123,116         $  21,071         $ 155,618
       Peripherals                                    12,345            10,406              --                --
                                                 ------------      ------------     ------------       -----------

     Total revenues from external customers        $ 103,381         $ 133,522         $  21,071         $ 155,618
                                                 ============      ============     ============       ===========

     Depreciation and amortization
       Games                                       $   4,449         $   3,981         $     612         $   3,423
       Peripherals                                       978               975              --                --
                                                 ------------      ------------     ------------       -----------

     Total depreciation and amortization           $   5,427         $   4,956         $     612         $   3,423
                                                 ============      ============     ============       ===========

     Segment (loss) income
       Games                                       $ (14,199)        $  18,547         $   5,826         $  49,428
       Peripherals                                    (5,465)           (1,064)             --                --
                                                 ------------      ------------     ------------       -----------

     Total segment (loss) income                   $ (19,664)        $  17,483         $   5,826         $  49,428

     Corporate and unallocated
       Interest income                                 1,472             1,800               289             1,957
       Interest expense                                 (808)             (331)             --                 (61)
       Equity in net loss of
          affiliated company                            --              (1,748)             (120)             (334)
                                                 ------------      ------------     ------------       -----------

     Total consolidated (loss) income
          before income taxes                      $ (19,000)        $  17,204         $   5,995         $  50,990
                                                 ============      ============     ============       ===========

     Segment assets
       Games                                       $  54,652         $  67,426         $  59,960         $  79,557
       Peripherals                                    20,973            22,589              --                --
       Corporate and unallocated                      23,769            32,159            48,230            33,964
                                                 ------------      ------------     ------------       -----------

     Total consolidated assets                     $  99,394         $ 122,174         $ 108,190         $ 113,521
                                                 ============      ============     ============       ===========

     Capital expenditures
       Games                                       $   2,920         $   3,177         $     805         $   5,532
       Peripherals                                       218               129              --                --
                                                 ------------      ------------     ------------       -----------

     Total capital expenditures                    $   3,138         $   3,306         $     805         $   5,532
                                                 ============      ============     ============       ===========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

22.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                             Year ended      Year ended    Two months ended   Year ended
                            December 31,     December 31,     December 31,    October 31,
                                2000            1999             1998            1998
                            ------------     ------------     ------------    -----------

     Handheld                  $ 49,307        $ 87,775        $ 15,145        $123,008
     Play TV                      8,561            --              --              --
     Girl Tech                   13,897           7,444             147            --
     ODM                         19,271          27,897           5,779          32,610
     Peripherals                 12,345          10,406            --              --
                            ------------     ------------     ------------    -----------

     Total net revenues        $103,381        $133,522        $ 21,071        $155,618
                            ============     ============     ============    ===========


     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                                 Year ended     Year ended   Two months ended   Year ended
                                                 December 31,   December 31,    December 31,    October 31,
                                                     2000           1999           1998            1998
                                                 ------------   ------------    ------------    -----------

     Net sales:
          United States and Canada                $ 84,504        $118,779        $ 20,556        $148,571
          Asia Pacific and other countries           3,492           1,557             131           5,934
          Europe                                    15,385          13,186             384           1,113
                                                 ------------   ------------    ------------    -----------
                                                  $103,381        $133,522        $ 21,071        $155,618
                                                 ============   ============    ============    ===========

                                                 December 31,   December 31,    December 31,    October 31,
                                                     2000           1999           1998            1998
                                                 ------------   ------------    ------------    -----------

     Long-lived assets
          United States and Canada                $  2,689        $  2,944        $  3,612        $  3,644
          Asia Pacific and other countries          16,002          16,076          16,341          16,273
          Europe                                    10,637          12,854            --              --
                                                 ------------   ------------    ------------    -----------
                                                  $ 29,328        $ 31,874        $ 19,953        $ 19,917
                                                  ========        ========        ========        ========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

23.  VALUATION AND QUALIFYING ACCOUNTS

                                                Balance at       Charged to                     Balance at
                                                beginning         cost and      Deductions /      end of
                                                of period         expenses       write-offs       period
                                                ---------         --------       ----------       ------

     Year ended October 31, 1998
       Allowances for doubtful accounts           $    908        $    213        $   (655)       $    466
       Estimated customer returns                    2,327             456          (1,408)          1,375
       Provision for inventories                     3,479           1,105          (2,170)          2,414
                                                  --------        --------        --------        --------
                                                  $  6,714        $  1,774        $ (4,233)       $  4,255
                                                  ========        ========        ========        ========
     Two months ended December 31, 1998
       Allowances for doubtful accounts           $    466        $   --          $    (20)       $    446
       Estimated customer returns                    1,375            --              (298)          1,077
       Provision for inventories                     2,414              23            --             2,437
                                                  --------        --------        --------        --------
                                                  $  4,255        $     23        $   (318)       $  3,960
                                                  ========        ========        ========        ========

     Year ended December 31, 1999
       Allowances for doubtful accounts           $    446        $      3        $    (60)       $    389
       Estimated customer returns                    1,077             705          (1,158)            624
       Provision for inventories                     2,437             407            (505)          2,339
                                                  --------        --------        --------        --------
                                                  $  3,960        $  1,115        $ (1,723)       $  3,352
                                                  ========        ========        ========        ========

     Year ended December 31, 2000
       Allowances for doubtful accounts           $    389        $  2,648        $   (964)       $  2,073
       Estimated customer returns                      624           1,423            (553)          1,494
       Provision for inventories                     2,339           5,130          (1,681)          5,788
                                                  --------        --------        --------        --------
                                                  $  3,352        $  9,201        $ (3,198)       $  9,355
                                                  ========        ========        ========        ========

----------------------------------------------------------------------------------------------------------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date:       April 11, 2001                   /s/ Craig D. Storey
      ----------------------------           -----------------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer

EXHIBIT INDEX

          *     3.1     Memorandum of Association

          *     3.2     Bye-Laws

          *     3.3     Certificate of Incorporation on Change of Name

          *     4.1     Specimen Certificate for the Shares of Common Stock

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

          *    10.8(a)  Form of Amendment to Employment  Agreement  among Radica
                        Games  Limited,   Radica  HK,  Radica  USA  and  Jon  N.
                        Bengtson.

          #    10.8(b)  December 1995 Amendment to such Employment Agreement.

          ~    10.8(c)  December 1997 Amendment to such Employment Agreement.

               10.9 1994 Stock Option Plan, as most recently amendment restated in May 2000 to increase options

               10.11 Amendment and Restatement to Employment Agreement among Radica USA, Radica Games Limited and Patrick Feely dated September 27, 2000

               10.13    Amendment  and   Restatement  to  Employment   Agreement
                        between Radica Games Limited and David C.W. Howell dated September 29, 2000

               10.14    Amendment  and   Restatement  to  Employment   Agreement
                        between Radica Games Limited and Siu Wing Lam dated October 4, 2000

               10.15    Amendment  and   Restatement  to  Employment   Agreement
                        between Radica Games Limited and Neil Doughty dated September 29, 2000

          ##   10.16    Share  Purchase  Agreement  dated as of June  24,  1999,
                        relating to the acquisition of the entire issued share capital of Leda Media Products Limited (now Radica UK
                        Limited).

               11.1     Statement re Computation of Per Share Earnings

               12.1     Statement re Selected Quarterly Financial Data

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

##   Incorporated by reference to Form 20-F for the year ended October 31, 1999.

The other exhibits not footnoted are included as part of this filing.