Form 20-F/A
period 2000-12-31
RADICA GAMES LTD
filed 2001-05-03
CIK 919642

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 1

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

                                EXPLANATORY NOTE

         The sole purpose of this Amendment No. 1 to Form 20-F is to file a corrected copy of Exhibit 23.1, Consent of Deloitte Touche Tohmatsu, to include the correct date of such consent. In all other respects, the original Form 20-F filing is unchanged.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date:       May 3, 2001                      /S/ Craig D. Storey
      ----------------------------           -----------------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer

                                    PART III

ITEM 19. EXHIBITS

EXHIBIT INDEX
-------------

         [The only change effected by this amendment relates to Exhibit 23.1 below.]

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

               11.1     Statement re Computation of Per Share Earnings

               12.1     Statement re Selected Quarterly Financial Data

               21.1     List of subsidiaries

          @@   23.1     Consent of Deloitte Touche Tohmatsu

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

@@   Included with the filing of this amendment.

The other exhibits not footnoted were included as part of the 20-F filing for the year ended December 31, 2000, to which this amendment relates.