Form 20-F
period 2001-12-31
RADICA GAMES LTD
filed 2002-06-12
CIK 919642

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

For the Fiscal Year Ended December 31, 2001.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the Transition period from ________________________ to ____________________
Commission File Number: 0-23696


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

         Title of each class                          Amount Outstanding
         -------------------                          ------------------
    Common Stock, Par Value $.01                          17,646,740

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes     X      No
             ---------     ---------

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17           Item 18    X
                 ---------        ---------

                              RADICA GAMES LIMITED

                       INDEX TO ANNUAL REPORT ON FORM 20-F
                          YEAR ENDED DECEMBER 31, 2001


                               ITEMS IN FORM 20-F

                                                                           Page
                                                                           ----

PART I                                                                        4



  ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS              4

  ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                            4

  ITEM 3.  KEY INFORMATION                                                    4

  ITEM 4.  INFORMATION ON THE COMPANY                                        12

  ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                      28

  ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                        35

  ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                 42

  ITEM 8.  FINANCIAL INFORMATION                                             43

  ITEM 9.  THE OFFER AND LISTING                                             43

  ITEM 10.  ADDITIONAL INFORMATION                                           44

  ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK        49

  ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES           49

PART II                                                                      49

  ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES                    49

  ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS                                              50

  ITEM 15.  RESERVED                                                         50

  ITEM 16.  RESERVED                                                         50

PART III                                                                     50

  ITEM 17.  FINANCIAL STATEMENTS                                             50

  ITEM 18.  FINANCIAL STATEMENTS                                             50

  ITEM 19.  EXHIBITS                                                         50

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth elsewhere in this Annual Report on Form 20-F for the fiscal year ended December 31, 2001. See "Item 3. Key Information - Risk Factors" in this report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data for each of the two years in the period ended October 31, 1998, of two months in the period ended December 31, 1998 and of the three years in the period ended December 31, 2001. This summary should be read in conjunction with "Operating and Financial Review and Prospects" and the combined financial statements and notes thereto included elsewhere in this document.

                                                                         TWO MONTHS ENDED
(in thousands, except per share data             YEAR ENDED DECEMBER 31,        DECEMBER 31,       YEAR ENDED
and margins)                                                                                       OCTOBER 31,
                                              2001        2000         1999         1998        1998         1997
                                              ----        ----         ----         ----        ----         ----

INCOME STATEMENT DATA:
Net sales                                     $98,554     $106,696     $136,716     $21,071     $155,618      $87,760
Cost of sales                                  64,698       83,041       80,910      10,717       70,576       40,888
                                              -------     --------     --------     -------     --------      -------

Gross profit                                   33,856       23,655       55,806      10,354       85,042       46,872
                                              -------     --------     --------     -------     --------      -------

Operating expenses:
  Selling, general and administrative          26,498       32,273       28,049       3,657       27,788       14,403
  Research and development                      5,775        5,210        6,036         730        3,710        2,099
  Acquired research and development                 -            -            -           -        1,500            -
  Depreciation and amortization                 4,013        5,427        4,956         612        3,423        2,278
  Restructuring charge                          1,551        1,190            -           -            -            -
                                              -------     --------     --------     -------     --------      -------
Total operating expenses                       37,837       44,100       39,041       4,999       36,421       18,780
                                              -------     --------     --------     -------     --------      -------

Operating (loss) income                        (3,981)     (20,445)      16,765       5,355       48,621       28,092
Other income                                       24          781          718         471          807          915
Share of loss of affiliated company                 -            -       (1,748)       (120)        (334)        (141)
Net interest income                               136          664        1,469         289        1,896          913
                                              -------     --------     --------     -------     --------      -------

(Loss) income before income taxes              (3,821)     (19,000)      17,204       5,995       50,990       29,779
(Provision) credit for income taxes              (553)         901         (149)       (176)         226         (193)
                                              -------     --------     --------     -------     --------      -------

Net (loss) income                             $(4,374)    $(18,099)     $17,055      $5,819      $51,216      $29,586
                                              =======     ========      =======      ======      =======      =======

Net (loss) earnings per share - basic          $(0.25)      $(1.03)       $0.94       $0.31        $2.53        $1.43
                                              =======     ========      =======      ======      =======      =======

Weighted average number of shares              17,612       17,608       18,144      18,883       20,240       20,761
                                                   (continued)

                                                                         TWO MONTHS ENDED
(in thousands, except per share data             YEAR ENDED DECEMBER 31,        DECEMBER 31,       YEAR ENDED
and margins)                                                                                       OCTOBER 31,
                                              2001        2000         1999         1998        1998         1997
                                              ----        ----         ----         ----        ----         ----

Net (loss) earnings per share and dilutive
  potential common stock                       $(0.25)      $(1.03)       $0.90       $0.29        $2.39        $1.37
                                              =======     ========      =======      ======      =======      =======
Weighted average number of shares and
  dilutive potential common stock used         17,612       17,608       18,979      20,094       21,488       21,636
  in computation

STATISTICAL DATA:
Gross margin                                    34.4%        22.2%        40.8%       49.1%        54.6%        53.4%
Operating margin                                (4.0%)      (19.2%)       12.3%       25.4%        31.2%        32.0%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                               $36,709      $42,619      $65,123     $65,776      $59,913      $48,860
Total assets                                   91,829       99,315      122,174     108,190      113,521       79,449
Long-term debt                                  1,825        5,473       10,946           -            -            -
Total debt                                      6,319       12,901       13,809           -            -            -
Capital stock                                     176          176          176         189          189          209
Shareholders' equity                           63,052       67,388       86,062      85,735       79,839       61,593

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

         Risk of China Losing Normal Trade Relations ("NTR") Status or of Changes in Tariff or Trade Policies. The Company manufactures in China and exports from Hong Kong and China to the United States and worldwide. Its products sold in the United States are currently not subject to US import duties. On September 19, 2000, the US Senate voted to permanently normalize trade with China, which provides a favorable category of US import duties. In addition, on December 11, 2001 China was accepted into the World Trade Organization ("WTO"), a global international organization of 144 countries that regulates international trade.

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

         Chinese  Political,  Economic  and  Legal  Risks.  The  success  of the
Company's current and future operations in China and Hong Kong is highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. Although the Chinese government has adopted an "open door" policy with respect to foreign investment, there can be no assurance that such policy will continue. A change in policies by the Chinese government could adversely affect the Company by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises. Although the Chinese government has been pursuing economic reform policies for nearly two decades, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

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

         China does not have a comprehensive system of laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction. It is widely believed that China's entry into the WTO should expedite the uniform interpretation and enforcement of laws throughout China.

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

         Chinese Taxation. The Company paid $271,766 in income tax on the Joint Venture in China in 2001, the third year it has paid income tax in China. The Company was granted 50% relief from income tax through December 31, 2001 under the Income Tax Law of the PRC, and was therefore taxed at 12% during this period. After this it will be taxed at the full rate of income tax; however, the Company is applying for extension of the reduced rate. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes (see "Item 4. Information on the Company - Description of Business - Manufacturing Facilities").

         The PRC assesses tax on the Company based on two separate contracts: a Processing Agreement (PA) and a Joint Venture (JV) contract. The JV contract is a joint venture with the local township that lasts through August 12, 2024 and tax is payable quarterly based on tax rates determined upon entering the agreement. The tax on a PA is assessed on labor and raw material costs submitted periodically to the PRC customs offices throughout the year.

         The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject the Company to substantial Chinese taxes in the future.

         The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

         The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company is exposed to possible additional taxation that has not been accrued.

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

DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS

         The Company's operating results depend largely upon the appeal of its products to consumers. Consumer preferences are highly subjective, and there can be no assurance that consumers will continue to find existing products appealing or will find new products appealing. Also, the Company continues to offer a relatively limited range of products that are all in the categories of games or video game accessories. This exposes the Company to the risks of any narrowly focused business. Changes in consumer preferences away from the kinds of products offered by the Company could have an adverse effect on the Company.

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

         For most of the Company's history, electronic handheld games made up a significant portion of the Company's overall sales. In 1998 and 1999, electronic handheld games made up 77.1% and 65.7%, respectively. In response to the heavy concentration of sales within this category, Radica has worked to diversify its product lines. Electronic handheld games accounted for 46.2% and 38.5% of sales in 2000 and 2001, respectively.

         Future products may utilize different technologies and require knowledge of markets in which the Company does not presently participate. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

NO ASSURANCE OF GROWTH

         There can be no assurance that the Company will achieve future growth in net sales or that it will be able to maintain its present levels of net sales or return to profitability. The Company's current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products, e.g., Sports games, Heritage card games, the Girl Tech(R) line, Play TV(TM), video game accessories ("VGA"), Original Design Manufacturing ("ODM") and Original Equipment Manufacturing ("OEM") products.

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

         On January 22, 2002 the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company's receivable exposure was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy are expected in 2002. The Company has decided to continue to sell to Kmart under a debtor-in-possession agreement during 2002 and will closely monitor its account with Kmart in order to minimize future exposure.

         During 2002, a significant portion of the Company' sales also came from Shinsedai Co., Ltd. ("SSD") in the form of ODM/OEM projects. The Company does not have a specific contract with SSD regarding these projects and there is no assurance that the Company will continue to receive orders from SSD, which could have an adverse effect on the Company.

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

         The Company also relies on outside manufacturers for production of some of its video game accessories. While the Company has moved the majority of this production into its own Factory, manufacturer delays or shut downs could have a significant impact on future sales of VGA products.

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

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         In order to sustain growth, Radica intends to expand into related businesses, including ODM and OEM production for third parties. Until 1999, Radica had only been successful in developing an ODM relationship with Hasbro. During 2000, Radica entered into an ODM/OEM agreement with Konami Co., Ltd.
("Konami") and SSD, and also manufactured Othello product for Mattel, Inc. During 2001, Radica manufactured several products for SSD. The Company intends to maintain relationships with its existing ODM and OEM partners while continuing to pursue new partners.

NO ASSURANCE OF CONTINUED ODM/OEM BUSINESS

         The Company's contract with the Hasbro Games Group expired on December 31, 2001. However the Company continues to manufacture under the same terms as specified in the expired contract. The Company's contracts with Konami and SSD can be ended on 180 days notice. There can be no assurance that such business can be retained beyond the next 180 days. Loss of such business would materially effect the Company's revenues.

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

COMPETITION

         Both the games and VGA businesses are highly competitive. The Company currently faces direct competition from a number of other producers of handheld electronic games and video game accessories, the barriers for new producers to enter into the Company's markets are relatively low and the Company expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the toy and games industry and are larger than the Company. In addition, with respect to ODM/OEM manufacturing, the Company competes with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

INTELLECTUAL PROPERTY RISKS

         From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the electronic handheld and mechanical games industry generally or to the Company's business specifically. The Company will evaluate each claim relating to its products or other aspects of its business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company's products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company's products should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

PRODUCT LIABILITY

         Historically, the Company has had only a minor experience of complaints relating to injuries or other damages caused by its products. However, in recent years the Company has introduced products that involved more active play including its baseball and golf games. In fiscal 2000, the Company received a number of consumer complaints that bats used in the baseball game could be broken resulting in a projectile striking a game participant. The Company recalled the bats for replacement with a reengineered bat. The Company is in the process of handling all remaining claims resulting from damages from the recalled bat and all pending claims are covered by the Company's product liability insurance. The Company may be exposed to claims for damages in these or other circumstances, some or all of which may not be covered by insurance.

TAXATION

         The Company cannot predict whether its tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation thereof in the various jurisdictions within which the Company operates are always subject to change. See "Item 4. Information on the Company - Description of Business - Taxation of the Company and its Subsidiaries".

COPY PRODUCT

         On occasion in the electronic games and VGA industries, successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property there can be no guarantee that knock-offs will not have a significant effect on its business.

BAD DEBTS AND RETURNS

         While the Company does full credit checks on all of its customers it cannot be assured that any customer will not default on a payment of debt. Such a default could have a significant effect on the Company's results. It is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. It is the Company's policy to only take back defective product and while the Company believes it will be able to enforce this policy under normal industry conditions, it may not be possible to enforce this policy in all cases. The VGA market generally experiences a higher rate of defective and overstock returns than the electronic and mechanical game market does. Generally, defective VGA that are manufactured by third party manufacturers are returned to the manufacturer for credit. It is the general policy of the Company to refuse the return of non-defective products and management believes that there is little risk of significant levels of future returns of non-defective product.

CONTROL BY EXISTING SHAREHOLDERS

         The Company's largest shareholders (see "Item 7. Major Shareholders and Related Party Transactions - Control of Registrant") including Mr. Robert E. Davids, Vice Chairman of the Company, and a group that consists of Dito Devcar Corporation and certain related persons, and a group that consists of RAD Partners 1999 LLC and certain related persons, own beneficially in the aggregate a majority of the outstanding Common Stock. Assuming that they were in agreement, such persons would have the power to elect the Company's directors and to approve or disapprove all other matters requiring shareholders' approval regardless of the vote of any other shareholders.

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

SHARES ELIGIBLE FOR FUTURE SALE

         At December 31, 2001, the Company had 17,646,740 shares of Common Stock outstanding. The Company estimates that most of such shares were sold in a registered offering or in a transaction under Rule 144, and therefore such shares (other than any shares purchased by "affiliates" of the Company) are tradable without restriction. The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of such rule. In addition, the Company has granted to Mr. Davids and another shareholder, the Hansen Trust, certain registration rights with respect to their shares. (See "Item 7. Major Shareholders and Related Party Transactions - Interest of Management in Certain Transactions") Mr. Davids has exercised his registration rights for all his outstanding shares. No predictions can be made as to the effect, if any, that market sales of shares by existing shareholders or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. The prevailing market price of Common Stock could be adversely effected by future sales of Common Stock by existing shareholders.

LICENCES AND ROYALTIES

         The Company has entered into various license and royalty agreements in which it pays fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of the Company's product line. The agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. There can be no assurance that the Company will be able to meet these projected expections and may be obligated to pay unearned fees as a result.

REPLACEMENT OF HONG KONG STAFF

         During January of 2002, the Company replaced a significant portion of its Hong Kong operations staff with similarly qualified staff in China and required certain other staff to spend more time in China. The move was intended to reduce costs and increase efficiency. While the management of the Company believes that the plan will achieve its intended objectives, there is no assurance that this decision will not result in production delays, new product development delays or other problems (see "Item 5. Operating and Financial Review and Prospects - Fiscal 2001 Compared to Fiscal 2000").

RISK OF CONSIGNMENT INVENTORY

         During 2001, the Company entered into distribution agreements in France and Germany in which inventory is sold to the distributors on a consignment basis. The Company has implemented controls to ensure that the physical inventory is regularly matched to the Company's internal records. There is no assurance that the consumer demand for the product in France and Germany will match the distributors' anticipated demand and there is a risk that the Company will be left with excess inventories in these markets.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

         Radica Games Limited (the "Company") manufactures and markets a diverse line of electronic entertainment products including handheld and tabletop games, high-tech toys, and video game accessories. The Company is headquartered in Hong Kong at the address set forth on the cover of this report and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2001 it had the second largest market share in handheld and tabletop electronic games according to the NPD Group, Inc., the primary source for such industry data. In the United Kingdom, the Company's subsidiary had the largest market share of the video game controller market among third-party manufacturers in 2001 according to industry data source, Chart Track.

         The Company has operated as a manufacturer of games since 1983, starting with a small operation in Hong Kong providing souvenir casino games for the Las Vegas market including mechanical bank slot machines. Radica expanded into the electronic game business setting up a factory in China in 1991 and a distribution operation in the United States in 1992. The business grew substantially from that point and the Company became the leading supplier of casino type electronic handheld games in the U.S. market with games such as Video Poker and Video Blackjack. In 1994 the Company went public and its shares began trading on the NASDAQ exchange under the RADA symbol.

         In 1995 Radica began to diversify its product line into other electronic handheld and tabletop game areas. The Company began to offer heritage games such as Solitaire, Hearts and Gin Rummy, and sports games such as its World Class Golf(TM) and Football. In addition to the casino and heritage games that helped build the company, Radica offers a broad line of electronic games including virtual fishing games such as Sport Bass Fishin'(TM), virtual hunting games such as Buckmasters(R) Deer Huntin' II(TM), a line of games based on popular EA SPORTS(TM) products, and NASCAR(R) and Harley-Davidson(R) licensed games.

         Radica's line of fishing games feature motion-sensing technology that allows the player to use the games as a rod and reel. The player casts, feels the fish bite, sets the hook with a jerk, and reels in the fish with a real handle. This product started an industry trend in creating virtual reality games where the product provides the feel of the real sport. This is delivered by uniquely realistic game shapes, motion sensors and tactile feed back. An example of this is the Company's Airforce iCombat. This virtual reality fighter pilot game provides the sights and sounds of real air combat with a full handset complete with headphones and 3D graphics along with a handheld pitch and roll joystick featuring motion sensors and vibration feedback.

         In 2001, Radica introduced Skannerz(TM). Targeting boys 7-12, Skannerz utilizes UPC scanner technology to create a fun, collectible-driven game. Players use Skannerz to scan the UPC code of any consumer product to download monsters, magic potions and weapons to use in battle. Each game unit includes a comic book and collectible poster. The product was successful in 2001 and is a continuing item in 2002.

         The Company continues to pursue licensed properties and added the Tetris license to the Radica line for 2001. With over 50 million fans, Tetris is the world's most popular and best selling video game of all time. Radica is introducing two versions of Tetris, one in the mass market and a second game in the specialty channel. Both games feature classic Tetris play with added features such as backlighting and head to head play through an IR link.

         Radica introduced Radica Play TV(TM) games featuring XaviX(R) technology in 2000. The technology provides consumers with easy-to-use Play TV games, which are freestanding devices that plug directly into the TV and use the screen as the display. This single-chip, multi-processor integrated circuit is designed to generate high-quality graphics and sound on a television set. Play TV Baseball, Buckmasters(R) Huntin', Play TV Bass Fishin', Play TV Snowboard and Play TV Cardnight shipped during 2001. Radica is expanding this line of product in 2002 with Play TV Soccer, Play TV Boxing, Play TV Construction, and Play TV Baseball 2.

         In 2002, Radica will introduce its Barbie(TM) licensed line of products. The 2002 line will consist of five products, including Barbie(TM) Dance Party, a TV dance mat game that utilizes the XaviX technology and Barbie(TM) Secret Treasure Box, a decorative storage box that is opened by a magnetic butterfly pendant.

         Girl Tech, which was acquired in 1998, was created to design, manufacture and market personal electronics for girls ages 8-12. Girl Tech is dedicated to creating technology enhanced toys designed with girls' play patterns and preferences in mind and that address issues that are important to them such as privacy and communication. Girl Tech's products and services are tied by the common theme of encouraging girls' to have fun with the use of technology. The web site (www.girltech.com) currently receives almost 75,000 hits per month from girls from over 85 countries.

         In June of 1999, Radica announced the acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"), a UK company that, with its Gamester(TM) brand, is a leader in video game controllers in Europe. Radica UK brings Radica into a new market that is closely aligned with handheld games. Controllers are handheld devices that plug into video games platforms such as those that Nintendo, Microsoft and Sony manufacture. They provide the control of the game as a peripheral device. Included in this range are game pads, steering wheels, memory cards and other accessories used to enhance game play and performance. Radica UK is the current leader among third-party companies in the UK and has a strong position in Europe as well. Radica began shipping and selling the product line to the United States and Canada during the second half of 2001 and hopes to significantly increase its market share in those markets during 2002. Radica had success with its Gamester brand Pro Racer and Sportsboard controllers during 2001 and recently introduced the innovative Floodlight(TM) for Nintendo's Game Boy Advance.

         The Company undertakes Original Design Manufacturing ("ODM") for the Hasbro Games Group, producing well-known electronic versions of games such as Yahtzee(TM), Trivial Pursuit(TM) and Monopoly(TM). During 2001 the Company also undertook ODM/OEM products for SSD, producing Excite Ping Pong, Excite Striker, Gingin Boarders and e-Kara.

         The Company also sources batteries, power sources and various electronic devices from various manufacturers for Argos, a catalog retailer in the United Kingdom. Radica expects to continue operating in this capacity for Argos in 2002.

BACKGROUND

         The Company completed an Initial Public Offering (IPO) in May 1994. Prior to the IPO, the principal shareholders of the Company conducted the Company's business through two separate, jointly owned companies (Radica Limited, which manufactured the Company's products, and Radica USA, which distributed and currently distributes products in the United States) and through a third company, Disc Inc., 14 that was solely owned by Robert E. Davids, Vice Chairman of the Company, which provided certain design and engineering services to Radica Limited ("Radica HK"), and now provides similar services to Radica China Limited ("Radica China") and Radica Games Limited ("Radica Games").

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

         Radica initially had its products assembled in Hong Kong by subcontractors and sold through distributors in the United States. Between 1988 and 1990, the Company brought certain of its production activities in house. At the beginning of 1992, the Company opened a factory in Tai Ping, China, moving its production activities from Hong Kong to southern China. In April 1992, Mr. Sutter, Mr. Hansen and Mr. Davids established Radica USA to take greater control of the distribution of the Company's products in the United States. The Company made over 60% of its sales through Radica USA in fiscal 2001.

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

         In April 1998 the Company acquired the assets and business of Girl Tech from KidActive, LLC.

         In June 1999, the Company acquired Radica UK, formerly Leda Media Products Limited, a leading supplier of video game controllers in the United Kingdom.

         During the fourth quarter of 1999, the Company commenced construction of a $3 million extension to its factory to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and may continue when market demand warrants use of the additional space.

BUSINESS STRATEGY

         The Company intends to provide a broad line of electronic and mechanical games and video game accessories. In order to provide innovative, high quality games at low prices, Radica employs a strategy of product design in the United States and United Kingdom, where a substantial majority of the Company's products are sold, combined with engineering and low cost materials procurement in Asia and low cost manufacturing in China, where the Company operates its Factory. The Company also consults a select group of outside inventors for product concepts. The Company's current products and planned products are intended to reach retail price points covering the range of large volume gift products. The Company historically focused primarily on products that combine knowledge of the casino gaming industry with experience in new product introduction, electronic game design and low cost manufacturing. Since 1996 the Company has placed more emphasis on non-casino games and with the acquisition of

Radica UK in 1999, has expanded beyond electronic games, to include a line of video game joypads, steering wheels, memory cards and other assorted accessories. The Company also designs and manufactures electronic games and VGA on behalf of third parties under ODM/OEM agreements. The games and VGA are generally based on third party games.

         To provide differentiation between high-end and low-end markets, products are packaged under the name 'RADICA:(R)' for the low-end mass markets and under the name 'Radica:(R) Gold' for the more exclusive high-end markets. Girl Tech products are packaged under the name of "Girl Tech(R)". Video game accessories are packaged under the Gamester name. Radica's line of products using the XaviX technology are packaged under the name of Connectv(R) in Europe and Play TV(TM) in the US and other world markets.

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

         The Company has expanded and continues to expand distribution of its existing products, both inside and outside the United States. As part of this goal, Radica Canada and a predecessor of Radica UK were established in 1995 to distribute products in these markets. UK distribution was assumed by Radica UK upon its acquisition by the Company in 1999. The Company intends to pursue related business opportunities that leverage off the Company's product development expertise to access new markets. Related business opportunities include ODM/OEM for other companies, of which the manufacturing for the Hasbro Games Group and SSD are examples.

PRODUCTS

         At the end of fiscal year 2001, Radica's principal products by product line were as follows:

FISHING                                     HUNTING                                   SPORTS
Ultimate Bass Fishin'(TM)                   Buckmasters(R)Deer Huntin'(TM)            Harley Davidson(R)Game Glove(TM)
Sport Bass Fishin'(TM)                      Buckmasters(R)Mini Huntin'(TM)            Tiger Woods Ultimate Golf(TM)
Pro Guide Bass Fishin'(TM)                  Buckmasters(R)Deer Huntin'(TM)II          Tiger Woods Tournament Golf(TM)
Mini Bass Fishin'(TM)                                                                 Nascar(R)I-Racer(TM)
                                                                                      EA Premium League Football
                                                                                         Manager(TM)
                                                                                      EA Stadium Football(TM)
                                                                                      EA Stadium Baseball(TM)
                                                                                      EA Mouse Hockey(TM)
                                                                                      EA Mouse Basketball(TM)
                                                                                      Soccer Striker

HERITAGE                                    CASINO                                    GIRL TECH(R)
--------                                    ------                                    ------------
Big Screen Solitaire(TM)                    Pocket Draw Deuces Poker(TM)              Password Journal(R)2
Travel Solitaire(TM)                        Pocket Poker(R)                           Password Journal(R)
Freecell Solitaire(TM)                      Pocket Blackjack 21(R)                    Keep Safe Box(TM)

2-in-1 Solitaire(TM)                        Pocket Slot(TM)                           Password Notes(TM)
Solitaire Lite(TM)                          Jackpot Slot(TM)                          Plan Girl(TM)
Travel Checkers(TM)                         Color Poker(TM)                           Password Phone(TM)
Travel Tic-Tac-Toe(TM)                      Draw Poker(TM)                            Personology(TM)
Pocket Word Scramble(TM)                                                              Password Keepsafe Box(TM)
3-in-1 Tetris(R)Light(TM)

PLAY TV(TM)                                         ODM/OEM                           VGA (PLAYSTATION)
-----------                                         -------                           -----------------
Radica Play TV Baseball(TM)                         Connect Four(TM)                  PS2 Vibra Force 2 Controller
Radica Play TV Ping Pong(TM)                        Battleship(TM)                    PS2 Vibra Force 2 Racing Wheel
Radica Play TV Bass Fishin'(TM)                     Yahtzee(TM)                       PS2 Dual Force Joypad
Radica Play TV Buckmasters(R)Huntin'(TM)            Hangman(TM)                       PS2 Dual Force Steering Wheel
Radica Play TV Snowboard(TM)                        Mr. Potato Head(TM)               PS2 Pro Racer
Radica Play TV Cardnight(TM)                        CandyLand(TM)                     PS2 Sportsboard
                                                    Monopoly(TM)                      PS2 DVD Remote Control
ACTION                                              Excite Ping Pong                  Playstation Dualshock
------                                              Gingin Boarders                        Analog Joypad
Skannerz(TM)                                        Excite Striker                    Assorted Color Memory Cards
Air Force iCombat(TM)                               e-Kara
Radica Rock(TM)

VGA (HANDHELD)                                      VGA (XBOX(TM))
--------------                                      --------------
GBA Powerpack                                       Xbox(TM) Pro Racer
GBA Profold Light                                   Xbox(TM) Vortex Assortment
     Magnifying Glass                               Xbox(TM)Cortex Pack
GBA Ultimate Essentials                             Xbox(TM)Arcade Stick
GBA Wallet (Adult)                                  Xbox(TM)8 MB Memory Card
GBA Trap Light
GBA Main Adaptor
GBA Essentials
Gameboy Essentials Pack
Gameboy Powerpack
GBA Link Lead 4
GBA Car Adaptor
GBA Link Lead 2
GBA Power Station
GBA Kit Bag

         In addition the Company has a number of discontinued lines, which, unless the market warrants reintroduction, the Company only intends to continue selling so long as inventories exist. The Company intends to introduce approximately 64 new models in 2002 (including 33 VGA products). In fiscal 2000, the Company's products had retail prices ranging from $5 to $500.

         The following table sets forth a breakdown of the Company's sales by major product category for the last four fiscal years.

                                                                  YEAR ENDED DECEMBER 31,
                    ----------------------------------------------------------------------------------------------------------
                                           2001                                                 2000
                    -------------------------------------------------    -------------------------------------------------
                      % OF NET         NET         UNITS     NO. OF        % OF NET         NET         UNITS     NO. OF
Product Lines       Sales Value    Sales Value     Sold      Models      Sales Value    Sales Value     Sold      Models
---------------------------------  ------------- ---------- ---------    -------------  ------------- ---------- ---------
(in thousands, except percentage and no. of models information)

Handheld                   38.5%       $ 38,001      5,505       130            46.2%       $ 49,307      6,644       110
Play TV                    14.5%         14,315        502         7             8.0%          8,561        289         4
Girl Tech                  11.9%         11,723      1,042        16            13.0%         13,897      1,211        12
ODM / OEM                  19.2%         18,890      3,973        15            18.1%         19,271      4,686        22
VGA                        10.5%         10,337      2,070       130             9.5%         10,116      1,752       108
                           ----          ------      -----       ---             ---          ------      -----       ---

                           94.6%         93,266     13,092       298            94.8%        101,152     14,582       256
Sourcing                    5.4%          5,288                                  5.2%          5,544
                          -----        --------                                -----       ---------
Total                     100.0%       $ 98,554                                100.0%      $ 106,696
                          =====        ========                                =====       =========

                                                                YEAR ENDED DECEMBER 31,
                    ------------------------------------------------------------------------------------------------------
                                           1999                                                 1998
                    -------------------------------------------------    -------------------------------------------------
                      % OF NET         NET         UNITS     NO. OF        % OF NET         NET         UNITS     NO. OF
Product Lines       Sales Value    Sales Value     Sold      Models      Sales Value    Sales Value     Sold      Models
---------------------------------  ------------- ---------- ---------    -------------  ------------- ---------- ---------
(in thousands, except percentage and no. of models information)

Handheld                   64.2%       $ 87,775      8,667       100            77.1%      $ 122,902     11,903       110
Girl Tech                   5.4%          7,444        594         6             0.1%            145         11         2
ODM / OEM                  20.4%         27,897      6,109        22            22.8%         36,322      6,144        20
VGA                         7.0%          9,558      1,871       139                -              -          -         -
                          ------      ---------     ------       ---           ------      ---------     ------       ---
Total                      97.0%      $ 132,674     17,241       267           100.0%      $ 159,369     18,058       132
Sourcing                    3.0%          4,042                                     -              -
                          ------      ---------                                ------      ---------
Total                     100.0%      $ 136,716                                100.0%      $ 159,369
                          ======      =========                                ======      =========

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

         In June of 1999, the Company acquired Radica UK, which expanded its product portfolio to include VGA such as steering wheels, joypads, memory cards and other video game accessories for Playstation, PlayStation 2, Nintendo 64, Nintendo Gameboy and PC Platforms.

         During 2000, Radica introduced its Play TV line, featuring the new XaviX technology which allows users to plug games directly into their television set for display of the game contact on the screen without requiring connection through a video game system.

         During 2001, Radica entered into an agreement to become an approved licensed vendor of video game accessories for the Microsoft Xbox(TM). Several new items were introduced for Xbox(TM) in 2001, including the Xbox(TM) Pro Racer and the Xbox(TM) Vortex Assortment and the Xbox(TM).

NEW PRODUCT INTRODUCTION

         In fiscal 2002, Radica intends to update its line of games by introducing approximately 64 new games/accessories in the following categories:
Handhelds, with Radica Fishing (1 game), Radica Sports (4 games), Radica Heritage (9 games), Radica Hunting (1 game), Barbie(TM) (4 games), Pino(TM) Robot (2 games) and Radica Casino (2 games); Girl Tech (5 games), Play TV (3 games) and VGA (33 products). The Company believes that its strategy of offering various game models with differing features enables it to market its games to a wide age range of consumers with different tastes and financial means. The Company will also continue to provide its Radica Gold brand products to higher end retailers.

             2002 vs. 2001 New Product Introductions (by category)
             -----------------------------------------------------

                                        2002              2001
                                        ----              ----
           Handheld                       23                45
           Play TV                         3                 5
           Girl Tech                       5                 9
           VGA                            33                46
                                          --                --
           TOTAL                          64               109

         The Company anticipates that new product introductions in fiscal 2002 will be concentrated in the second and third quarters of that year. By the end of fiscal 2002, the Company expects its product line to include approximately 180 models, of which 91 will be in VGA. However, it is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in fiscal 2002 will be delayed, which could delay or prevent certain anticipated product introductions.

LICENSING

         During fiscal 2001, Radica engaged in several licensing agreements in which Radica was given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

         Among the licensors were NASCAR (NASCAR(R) Racer(TM) and NASCAR (R) Speedzone(TM)), Tiger Woods (Tiger Woods Ultimate Golf(TM), Tiger Woods Tee Time(TM) and Tiger Woods Tournament Golf(TM)), Electronic Arts (EA No Hitter(TM) and EA Madden Football(TM)), Sloane Vision Unlimited, developers of Chicken Soup for the Soul (Chicken Soup for the Soul(R), Chicken Soup for the Teenage Soul(TM)), Anjar Co, developers of Othello, Buckmasters (Buckmasters(R) Deer Huntin'(TM) II and Buckmasters(R) Elk Huntin'(TM), Buckmasters(R) Bow Huntin'(TM)), Hank Parker (Ultimate Bass Fishin'(TM), Pro Guide Bass Fishin'(TM) and Sport Bass Fishin'(TM)), Elvis Presley Enterprises (Elvis Slot), the Tetris Company (Tetris Lite and Tetris Challenge) and SSD, developers of Xavix technology (Play TV series TV games) and Microsoft(TM), developers of Microsoft Xbox(TM) (VGA line of products specifically made for the Xbox(TM)).

         The Company intends to incorporate some of these licenses into its 2002 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

MANUFACTURING

         Radica's manufacturing is generally limited to IC chip bonding, plastic injection, clamshell production, mold manufacture, surface mount technology ("SMT") and assembly operations. The Company orders customized components and parts from suppliers and uses subcontractors for more complicated operations such as masking of the Company's proprietary software onto the semiconductor chips used in its games, LCD tooling and a proportion of tooling of molds for its plastic parts.

         In 2001 the Company assembled all of the Radica and Girl Tech lines of products in order to control its costs, quality, production and delivery schedules. VGA were assembled both in-house and by third party manufacturers during 2001.

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

MANUFACTURING FACILITIES

         Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7 acre site. An extension of the Factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension would have been approximately $3.0 million, exclusive of manufacturing equipment. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and may continue when market demand warrants use of the additional space. The expansion has been sufficiently completed to the point that no impairment issues exist and it is currently being used for storage during peak production season. The unit capacity of the Factory depends on the product mix produced. In any event, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

         In June, 1994 the Company entered into a joint venture agreement ("Joint Venture Agreement") with the local government to operate the Factory. The Company contributed the cost of the construction of the factory to the joint venture while the local village contributed the land-use rights. The joint venture is for 30 years after which it may be renegotiated. The construction cost of the factory is being treated as a prepaid 30-year leasehold on the factory. Upon the commencement of production, the local government received a fixed annual fee as the joint venture partner. The annual fee is subject to increases every three years and had originally been set at a 20% increase every 3 years but has been successfully renegotiated to be 10% every 3 years. Aside from the fixed annual fee paid to the Company's joint venture partner, the Company is the sole beneficiary of the results of the joint venture, and the Company solely controls the joint venture's operations, including the operating and capital decisions of the joint venture in the ordinary course of business.

         The Company also manufactures in the Factory under a processing agreement ("Processing Agreement") with the local government. The Processing
Agreement provides by its terms that the local government will provide manufacturing facilities and supply workers to the Company and that the Company will pay a management fee and processing fee and certain other charges. The management fee is paid to the local government and is based on a negotiated sum per worker at the Factory. The processing fee is based on the value of raw materials shipped into the Factory and the value of products shipped from the Factory and is established in production agreements agreed upon with local government officials. The Company pays the processing fees through the Bank of China in Hong Kong and the funds are then placed in an operating account including other Company funds in China, all of which are used to pay the costs of the Factory including fees due to the local government as part of the processing agreement. Changes in PRC tax and customs law have made it increasingly difficult to use the Processing Agreement. The Company intends to phase out the use of the Processing Agreement in 2002 and manufacture the majority of future products through the JV.

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

         The Company's major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 2001 included Arrow / Components Agent Limited (semi-conductor chips), Epson Hong Kong Limited (semi-conductor chips), Evergreen PCB Factory Limited (PCBs), GPI International Limited (batteries), Lead Jump Development Limited (PCBs), Meise Label Printing Fty (printing), Just Technology Co., Limited (keypads), Sensory, Inc. (semiconductor chips), SSD Company, Ltd (semi-conductor chips), United Radiant Technology (HK) Limited
(LCDs), Wintek Corporation (LCDs) and Yu Lee Printing Co. (printing).

         The Company's major suppliers of VGA in fiscal 2001 included Minwa (power adaptors), Mascotte (game accessories) and Hip Hing (cables).

SALES AND DISTRIBUTION

         Radica's products are sold in 33 countries, with the United States accounting for over 60% of net sales in fiscal 2001. The Company sells its products directly to over 350 active retailers in the United States and to approximately 30 distributors worldwide. The Company participates in the electronic data interchange ("EDI") program maintained by 15 customers including J.C. Penney's, Sears, Target, Wal-Mart, Kohl's and Kmart. In fiscal 2001, the largest customer of the Company, Wal-Mart, accounted for 22.8% of net sales; in addition ODM/OEM work for SSD accounted for 11.1% of net sales. All other sales to third party distributors and retail customers are final upon transfer of title. In the case of the distributors in France and Germany, sales are recognized only upon verification of sell-through to the customers of distributors. The top five customers were as follows:

                                                   % OF SALES
        CUSTOMER NAME                          FOR THE FISCAL YEAR
                                               2001          2000
                                               ----          ----
        1.  Wal-Mart (USA)                     22.8%         17.0%
        2.  SSD (Japan)                        11.1%          1.0%
        3.  Hasbro (worldwide)                  7.9%         16.7%
        4.  Target (USA)                        6.1%          9.3%
        5.  Kmart (USA)                         5.3%          5.0%

         On January 22, 2002 the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company's receivable exposure was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy are expected in 2002. The Company has decided to continue to sell to Kmart under a debtor-in-possession agreement during 2002 and will closely monitor its account with Kmart in order to minimize future exposure.

         The following table sets forth certain of the Company's major customers in 2001, including distributors (alphabetical order).

DEPARTMENT STORES                  DRUG STORES                            MASS MERCHANDISERS           CATALOG SHOWROOMS
-----------------                  -----------                            ------------------           -----------------
Dayton Hudson                      Arbor Drugs Inc.                       Ames                         Argos
Dillards                           Eckerd Corporation                     Army Airforce Exch.          Brookstone
Foley's                            Genovese Drugs                         Bradlees                     Index
J.C. Penney's                      London Drugs                           Fred Meyer                   Intermediates
John Lewis                         Long's Drugs                           Kmart                        Littlewoods / Index
Kohl's                             Osco Drug                              Mervyns                      Sharper Image
Macy's                             Thrifty Payless Drug                   QVC
Marshall Fields                                                           Shopko
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
Fingerhut                          Bass Pro                               Best Buy                     Albertsons
Home Shopping Network              Caesar's World                         Comat                        Emro Marketing
H. Schneider                       Circus Circus                          Dixon's                      Kroger
Wish Book                          Dufferen Game Room Stores              Electronics Boutique         L&L Jiroch
Innovations                        Spencer Gifts                          Fry's                        M.W. Kasch
                                   Zany Brainy                            KF Group (Tempo)             W.H. Smith
                                                                                                       Westfair Super Stores


TOY RETAILERS        SPORTING GOODS STORES          INTERNET RETAILERS      DISTRIBUTORS (RADICA)
-------------        ---------------------          ------------------      ---------------------
Hamleys              Sports Authority               e-Toys.com              Agerex (Finland)
Kay Bee              Bass Pro Shops                 Amazon.com              Black Jack Int., S.A. (Panama)
Toys`R'Us                                                                   Caterways Co. Ltd (Cyprus)
                                                                            Cherry Wood Int. Corp (Columbia)
                                                                            Danzes S.A. (Uruguay)
                                                                            Distribution Y Servicio D & S S.A. (Chile)
                                                                            Gemini Industria F Comericio (Brazil)
                                                                            Hiro Co., Ltd (Japan)
                                                                            Importadora Maduro S.A. (Panama)
                                                                            Irwin Pacific Pty, Ltd. (Australia)
                                                                            Lansay (France)
                                                                            Playthings Pte Ltd. (Singapore)
                                                                            Popular de Juguetes (Spain)
                                                                            SMP Enterprises (Hawaii)
                                                                            The Oriental Trading Co. (Hong Kong)
                                                                            Universal Electronics (Lebanon)

DISTRIBUTORS (VGA)
Infogrames Benelux (Netherlands)             Infogrames Portugal (Portugal)
Infogrames Espania (Spain)                   Koch (Germany)
Infogrames Israel (Israel)                   Manta Co. (Poland)
Nobilis (France)                             Toptronics Oy (Finland)
Unsaco AS (Norway)

         The Company has improved the quality of its distribution network by adding new VGA distributors in fiscal 2001, in Germany and France. The acquisition of Radica UK gave the Company the resources to move UK sales of Radica product in-house. Subsequently, Radica terminated its distribution agreement with its UK distributor in 1999.

         Radica's USA distribution operations use regional sales managers working for the Company to manage manufacturers representatives and brokers that sell its products. These manufacturers representatives are not employees of the Company and work on a commission basis.

         The Company's customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders eight weeks in advance of delivery. Accordingly the Company generally operates without a significant backlog of regular orders.

         The Company sells on consignment to two of its distributors: Nobilis in France and Koch in Germany (see "Item 3. Key Information - Risk Factors - Risk of Consignment Inventory").

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts, accepting returns and other concessions. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. The Company minimizes the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of Radica product returns. The return of non-defective products occurs infrequently. The Company establishes provisions based on historical experience at the time of sale of the related products.

         The Company's Radica, Radica Gold, Girl Tech, Play TV and Connectv products carry a 90 days consumer warranty from the date of sale, and the Company generally honors warranty claims even after that period. The Company's VGA products carry a one year warranty from the date of sale. In each of the last two years, warranty costs incurred have been less than 3% of net sales and substantially all warranty claims are received within 120 days of invoice.

PRODUCT DEVELOPMENT

         At the end of 2001, Radica's engineering and development department had approximately 130 staff worldwide. The Company's product development starts with teams in Dallas, Texas; San Francisco, California; and Hertfordshire, England and continues through to the engineering teams in Hong Kong, Shenzhen and in the Dongguan Factory. The Company has a formalized product development process that includes quarterly meetings of its worldwide product development and sales departments. In fiscal 1999, 2000 and 2001, the Company spent approximately $6,036,000, $5,210,000 and $5,775,000 respectively, on research and development. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company's sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company's product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price. The Company also reviews product submission from a network of third party inventors that have been approved by management. These submissions are subjected to the same product development process and market demand considerations as internal submissions.

         In January of 2002, the Company executed its December 2001 reorganization plan that included the closure of the San Francisco research and development office and the relocating of several Hong Kong engineering positions to offices in China. It is the Company's belief that this reorganization will significantly reduce costs without decreasing efficiency (see "Item 3. Key Information - Risk Factors - Replacement of Hong Kong Staff"). By trimming the breadth of its product lines going forward, the Company expects to continue developing the majority products internally during 2002. However, changes in business philosophy or unforeseen circumstances may arise that could force the Company to outsource a larger than expected amount of its development work.

SEGMENT INFORMATION

         See Note 19 of the Notes to the Consolidated Financial Statements included herein.

ORIGINAL DESIGN MANUFACTURING AND ORIGINAL EQUIPMENT MANUFACTURING

         In 1995, the Company was successful in establishing a relationship with the Hasbro Games Group to design and manufacture product for them. In April 1999, the Company signed two new agreements with Hasbro. The first, a new ODM agreement and the second, a license agreement allowing Radica to continue to sell high end versions of Yahtzee(TM), Connect Four(TM) and Battleship(TM) under its Radica Gold brand name. The ODM agreement ended on December 31, 2001, however, the Company continues to manufacture for Hasbro under the terms of the expired agreement. It also has several ongoing OEM and ODM projects with SSD of Japan. The Company intends to pursue other ODM and OEM business in the future. However it is uncertain whether the Company can retain its current business on a long-term basis or successfully attract additional original design manufacturing business or that it will be profitable.

INTELLECTUAL PROPERTY

         The Company currently owns 42 design patents, 9 utility patents, 57 trademarks and has 14 copyrights over its artwork. It also has 5 design patents, 3 utility patents and 21 trademarks applications in process and will continue to obtain copyrights, trademarks, design and utility patents for new products.

         The Company anticipates that patents, trademarks, copyrights and other intellectual property rights will become increasingly important in the electronic handheld and mechanical games industry in which the Company operates, particularly since the Company is introducing a wider range of products with themes and features that do not duplicate casino or heritage games. As the industry focuses on intellectual property matters, there will be opportunities for the Company to protect its products through patents, trademarks and other formalized filings, although the efficacy of these protections is variable at best. By the same token, the Company will be exposed to risks that its products or other aspects of its business will be found to infringe the intellectual property rights of others. See "Item 3. Key Information - Risk Factors - Intellectual Property Risks".

COMPETITION

         The games business is highly competitive. Radica believes that it is one of the dominant sellers of handheld electronic games. The Company's primary competitor is the Hasbro Games Group, which includes Tiger Electronics, Inc. Hasbro procures its products from manufacturers in China. The barriers for new producers to enter the Company's markets are relatively low and the Company expects that it will face increased competition. The Company competes for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than the Company, are better established in the toy and games industry and are larger than the Company. The Company's products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM/OEM activities, the Company will compete with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

         In the VGA market, Radica UK was the largest third-party distributor of VGA in the UK in 2001 according to Chart Track. The VGA market share is spread primarily amongst ten companies which have 54.5% of the overall market. The Company began significant distribution of VGA in the US market in 2001. Like the handheld electronic games market, the Company competes for customer purchases on the basis of price, quality, and features and for retail shelf space on the basis of service. Major competitors are MadCatz, InterAct, Pelican, Guillemot and Big Ben.

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

         On July 1, 1994, the Company's manufacturing operations were transferred to a Sino-Foreign Joint Venture. As Radica Games itself does not carry on any business in China, it is not subject to tax. The Joint Venture enjoyed a two year tax holiday which expired in 1999. From January 1, 1999 to December 31, 2001 its profits were taxed at a reduced rate of 12%, half the regular tax rate of 24%. After this the Company will be taxed at the regular tax rate, but has applied for a continued tax holiday amounting to 50% of the regular tax rate.

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

EMPLOYEES

         As of December 31, 2001 the Company's workforce was comprised of the following:

         Production    Sales and     R&D   Finance  Operations       Total by
                       Marketing                     & Admin         location


Asia         3757          9         105     21        191             4083
USA             4         21          26      9          8               68
Europe          5         12           8      5          4               34
Total        3766         42         139     35        203             4185

         At December 31, 2000 and 1999 the Company's workforce comprised 4,378 persons and 3,048 persons, respectively.

         None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage. Management believes that its employee relations are good.

DESCRIPTION OF PROPERTIES

         See "Manufacturing Facilities" above. The Company completed the first phase of construction of its Factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. An extension of the factory commenced in December of 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and will continue when market demand warrants use of the additional space. The Company owns a long-term leasehold on its executive offices (15,400 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as two houses for employees in Hong Kong (2,100 sq. ft. each) which have been made available to Mr. Howell and Mr. Storey, officers of the Company. Radica operates its Factory under the terms of the Joint Venture Agreement and Processing Agreement. The Company leases additional storage and office space in Hertfordshire, UK and office space in Dallas, Texas, Pasadena, California and San Francisco, California. Following the implementation of the December 2001 restructuring plan Mr. Storey has now been relocated to Dallas and the San Francisco office closed. The Company is obligated to pay $74,880 and $38,938 for 2002 and 2003 under the terms of the San Francisco lease. It intends to sublease this property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

         In December of 1998, Radica Games' Board of Directors approved a change in the Company's fiscal year end from October 31 to December 31. This resulted in a transition period from November 1, 1998 to December 31, 1998, which has been audited.

FISCAL 2001 COMPARED TO FISCAL 2000

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                 Year ended December 31,
                                             ----------------------------
                                             2001                    2000
                                             ----                    ----


Net sales                                    100.0%                  100.0%
Cost of sales                                 65.6%                   77.8%

Gross margin                                  34.4%                   22.2%
Selling, general and administrative
  expenses                                    26.9%                   30.3%
Research and development                       5.8%                    4.9%
Depreciation and amortization                  4.1%                    5.1%
Restructuring charge                           1.6%                    1.1%

Operating loss                               (4.0%)                 (19.2%)
Other income                                   0.0%                    0.7%
Interest income, net                           0.1%                    0.6%

Loss before income taxes                     (3.9%)                 (17.9%)
(Provision) credit for income taxes          (0.5%)                    0.9%

Net loss                                     (4.4%)                 (17.0%)

         The Company experienced an after tax loss of $4.4 million for fiscal year 2001 or $0.25 per diluted share versus a loss of $18.1 million or $1.03 per diluted share for fiscal year 2000.

         Net sales for 2001 were $98.6 million, compared to $106.7 million in 2000. The decline in net sales during 2001 resulted from worldwide economic recession; and the effect of the September 11 terrorist attacks in New York, which eroded US consumer confidence and as a result caused retailers to exercise caution in their buying. Several top US retailers cancelled holiday reorders in the wake of the attacks.

         Summary of sales achieved from each category of products:

                                     YEAR ENDED DECEMBER 31,
                    ------------------------------------------------------------
                                   2001                           2000
                    ----------------------------    ----------------------------
                      % OF NET         NET            % OF NET           NET
PRODUCT LINES       SALES VALUE    SALES VALUE      SALES VALUE      SALES VALUE
-------------       -----------    ------------     -----------      -----------
(US$ in thousands)

Handheld                   38.5%       $ 38,001            46.2%       $ 49,307
Play TV                    14.5%         14,315             8.0%          8,561
Girl Tech                  11.9%         11,723            13.0%         13,897
ODM/OEM                    19.2%         18,890            18.1%         19,271
VGA                        10.5%         10,337             9.5%         10,116
Sourcing                    5.4%          5,288             5.2%          5,544
                          -----        --------           -----       ---------
Total                     100.0%       $ 98,554           100.0%      $ 106,696
                          =====        ========           =====       =========

         Gross margin for the year was 34.4% compared to 22.2% in fiscal year 2000 as a result of a combination of improvements to inventory control allowing for less closeout product and continued cost reduction on products.

         Management expects 2002 gross margins to remain consistent with 2001 margins. The Company will continue to look for ways to improve product costs without affecting product quality and will endeavor to avoid excess inventories. The Company continues its plans to diversify by expanding its VGA lines, finding new ODM and OEM partners and expanding sales of its product in Europe. While successes in these areas should increase gross profits, the increase of VGA and ODM sales as a percentage of total Company sales may cause total gross margin to decrease.

         Operating expenses for 2001, excluding $1.6 million of restructuring costs, were $36.3 million compared to operating expenses of $42.9 million, excluding $1.2 million of restructuring costs in fiscal year 2000. The 2001 restructuring plan was approved by the Board of Directors in December 2001 for implementation in February of 2002 and included the elimination of the San Francisco R&D office, the elimination of several R&D and operational provisions in Hong Kong with the intent of replacing many of these positions with new staff at the China factory, the elimination of certain other positions worldwide and the transfer of two employees to other offices. The estimated costs related to the reorganization were accrued in the fourth quarter of 2001 and include $1.4 million in severance-related costs and $0.2 million in office shutdown and other reorganization related costs. Through the restructuring, the Company believes it will significantly decrease operating costs without decreasing efficiency.

         The 2000 restructuring plan occurred in the second quarter of 2000 and included the elimination of several positions worldwide. The costs included $1.1 million in severance-related costs and $0.1 million in office shutdown and other reorganization related costs.

         The following table shows the major operating expenses, other income and income taxes:

                                                  Year ended December 31,
                                         ---------------------------------------
(US dollars in millions)                       2001                   2000
                                         -----------------     -----------------

Commissions                                   $ 0.7                  $ 2.3
Indirect salaries and wages                     8.2                    7.5
Advertising and promotion expenses              8.1                   11.1
Research and development expenses               5.8                    5.2
Other income                                     -                     0.8
Provision (credit) for income taxes             0.6                   (0.9)

         The decrease in commissions in 2001 was the result of both the decrease in sales from 2000 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representatives to an in-house sales team. Because the Play TV line of products was in its second year and required less promotion, advertising and promotional costs decreased in 2001 from 2000.

         The Company expects to see significant drops in its SG&A costs in 2002 and beyond. With the adoption of SFAS No. 142 concerning Goodwill and Intangible Assets, the Company anticipates amortization expense to decrease by approximately $0.8 million during 2002. As a result of the reorganization that took place during 2002, the Company expects to realize up to $4 million in reduced salaries expense, office rents and miscellaneous other general and administrative costs. The Company gives no assurances that it will realize these reduced SG&A costs going forward and changes in market conditions could create dramatic variances from the Company's expectations.

CAPITAL RESOURCES AND LIQUIDITY

         At December 31, 2001 the Company had $25.8 million of cash and net assets of $63.1 million. The Company generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. Long-term debt decreased from $5.5 million at December 31, 2000 to $1.8 million at December 31, 2001. The long-term debt was originally used to purchase LMP in 1999. During 2001, the Company made no acquisitions.

         At December 31, 2001, cash and cash equivalents, net of short-term borrowings, were $25.0 million of which $8.9 million of cash deposits have been pledged as security for undrawn or substantially repaid facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits. This compares with cash and cash equivalents, net of short-term borrowings of $19.3 million and $30.7 million at December 31, 2000 and December 31, 1999, respectively. The Company generated approximately $10.3 million, $(4.7 million) and $8.5 million of net cash from its operating activities in 2001, 2000 and 1999, respectively. The increase in 2001 from 2000 was primarily the result of a decrease in operating losses for the year and better management of the Company's receivables. Receivables decreased to $17.3 million from the December 31, 2000 level of $25.9 million and fourth quarter days sales outstanding in 2001 improved to 40 days from 67 days in 2000.
Accounts receivable at year-end is primarily composed of fourth quarter revenues. Inventories increased to $17.2 million from $14.0 million at December 31, 2000 primarily as a result of in-transit inventory to the United States of video game accessory product and Skannerz for Q1 2002. Current liabilities were $27.0 million at December 31, 2001 compared to $26.5 million at December 31, 2000. The increase was primarily the result of increased 4th quarter materials costs related to the increased inventories. Prepaid assets increased from $1.6 million in 2000 to $2.3 million in 2001 as a result of prepaid US federal income tax in 2001. Income taxes receivable dropped $3.6 million from 2000 due to repayment of an outstanding US federal income tax receivable. The Company believes that during 2002 and beyond, its most significant cash source will be from its operating profits. The Company's management believes that it will
realize  an  operating  profit  in  2002  and  will  successfully   convert  its
receivables into the cash used to fund the business. The Company gives no assurances that it will successfully be able to achieve an operating profit in 2002.

         Cash flows from investing activities were a net utilization of $1.0 million, $4.3 million and $6.8 million in 2001, 2000 and 1999, respectively. During 2001, the Company expended approximately $1.0 million on the purchase of property, plant and equipment, while in 2000 it expended $3.1 million. The factory expansion comprised most of the expenditures during 2000. The Company plans on making limited fixed asset expenditures during 2002.

         Cash used in financing activities was $6.4 million in 2001 compared with $0 in 2000. This change was primarily due to repayment of short-term and long-term debt during 2001.

         The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail-selling season. Accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet customer demand during the holiday season. Due to the concentrated time frame of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenses paid and revenues collected makes it necessary for the Company to sometimes borrow amounts during the year. As of December 31, 2001, the Company had more than $6.6 million of various lines of credit available. A breakdown of the Company's short-term and long-term financing during 2001 is as follows:

                                      Loan Amount             Debt             Loan Amount            Date of
              Bank                   as at 1/1/2001         Repayment       as at 12/31/2001         Maturity
---------------------------------  -------------------  ------------------  ------------------   ------------------
(US$ in thousands)

China Construction Bank                  $ 1,814             $ (968)            $ 846              Aug. 3, 2002
(Humen, China)
HSBC                                     $ 11,087            $ (5,614)          $ 5,473            Jun. 22, 2003

Both loans are payable in installments. Loan installments due within twelve months of year-end are included in short-term liabilities; installment payments scheduled beyond twelve months from year-end are included in long-term debt (See
Note 9 of the Consolidated Financial Statements). The term loan and revolving loan are secured by certain properties and deposits of the Company (see Note 16 of the Consolidated Financial Statements). The agreement contains covenants that, among other things, require the Company to maintain a minimum of tangible net worth, gearing ratio and other financial ratios.

         Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2002, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. The Company expects to be in compliance with its covenants in 2002. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

         The Company had no derivative instruments or off balance sheet financing activities during fiscal years 2000 and 2001. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 2000 COMPARED TO FISCAL 1999

         The Company experienced an after tax loss of $18.1 million for fiscal year 2000 or $1.03 per diluted share versus an after tax profit of $17.1 million or $0.90 per diluted share for fiscal year 1999.

         Net sales for 2000 were $106.7 million, compared to $136.7 million for 1999. The sales decline during 2000 resulted primarily from severely adverse market conditions in the electronic handheld game category which were only partially offset by the growth of the Company's Girl Tech product line and the introduction of Radica's new Play TV line of games.

         Net sales for the year ended December 31, 2000 were $106.7 million, decreasing 21.9% from $136.7 million for the prior year. Approximately 46.2% of sales related to handheld games, 8.0% to Play TV, 13.0% to Girl Tech games, 9.5% to VGA, 5.2% to Sourcing and 18.1% to ODM/OEM sales during the year ended December 31, 2000 in comparison to 64.2%, 0%, 5.4%, 7.0%, 3.0% and 20.4% in the same period in 1999.

         During the year ended December 31, 2000, Radica recorded a charge of $10.2 million consisting of $1.4 million in organization restructuring charges, $4.6 million in provisions against inventories, $1.8 million in provisions against prepaid royalties and $2.4 million in provisions against receivables and bad debts as a result of the downturn in its handheld games business. Gross margin for the year was 22.2% compared to 40.8% in fiscal year 1999 as a result of these charges and a mix shift to lower margin Gamester business.

         Operating  expenses  for  the  year  including   restructuring  charges
incurred in Q2 were $44.1 million compared to $39.0 million in fiscal year 1999.

         The following table shows the major operating expenses, other income and income taxes:

                                                 Year ended December 31,
                                        ----------------------------------------
(US dollars in millions)                      2000                   1999
                                        -----------------      -----------------

Commissions                                   $ 2.3                  $ 2.9
Indirect salaries and wages                     7.5                    8.2
Advertising and promotion expenses             11.1                    8.9
Research and development expenses               5.2                    6.0
Other income                                    0.8                    0.7
(Credit) provision for income taxes            (0.9)                   0.1

         The decrease in commissions in 2000 was the result of both the decrease in sales from 1999 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representative to an in-house sales team. The decrease in indirect salaries and wages in 2000 was the result of the Company's reorganization in the second quarter. Advertising and promotional costs increased in 2000 due to the introduction of the Play TV line in the US.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that the Company considers critical in preparing its consolidated financial statements.
These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

BAD DEBT ALLOWANCE

         The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance offsets gross trade receivables and is computed based on management's best assessment of the impact on trade receivables of the business environment, customers' financial condition, historical trends and customer disputes. Deterioration in the retail environment or the economy could adversely impact the trade receivables valuation.

ALLOWANCE FOR SALES RETURNS, MARKETING AND ADVERTISING

         A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. The Company also records an allowance for marketing and advertising costs agreed to with certain customers. These allowances are based on other specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer.

WARRANTY

The Company records a warranty allowance for costs related to defective product sold to customers. The warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product. Due to the introduction of new product, actual warranty costs could deviate significantly from the recorded allowance. This deviation could have a material impact on the financial results of the Company.

INVENTORIES

         The Company states its inventory values at the lower of cost or market. Inventory reserves are accrued for slow-moving and obsolete inventory. Radica's management uses estimates to record these reserves. Slow-moving and obsolete inventory may be partially or fully reserved depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the inventory valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets, identifiable intangibles and goodwill have been reviewed for impairment based on Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires that an impairment loss be recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) resulting from the use and ultimate disposal of an asset is less than the carrying amount of the asset. Radica's management reviews for indicators that might suggest an impairment loss exists. Testing long-lived assets, identifiable intangibles and goodwill for recoverability requires estimates of expected cash flows to be generated from the use of the assets. Various uncertainties, including changes in consumer preferences, deterioration in the political situation in a country or adverse changes in the general economic conditions in the US and internationally, could adversely impact the expected cash flows to be generated by an asset or group of assets. See discussion under "New Accounting Pronouncements" regarding SFAS No. 144, which supercedes SFAS No. 121 effective the first quarter of 2002.

DEFERRED TAX ASSETS

         The Company records valuation allowances against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards that would likely expire prior to their utilization. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

RECENTLY ISSUED ACCOUNTING STANDARDS

         A discussion of certain recently issued accounting standards and the estimated impact on the Company is set out in note 2 to the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth the directors and executive officers of the Company in fiscal 2001.


                                 Term
Name                             Expires    Residency         Position
----                             -------    ---------         --------


Jon N. Bengtson                  2002       USA               Chairman of the Board and Director

Albert J. Crosson (1)(2)         2002       USA               Director

Robert E. Davids (2) (3)         2002       USA               Vice-Chairman of the Board and Director

Patrick S. Feely                 2002       USA               President, Chief Executive Officer and Director

David C.W. Howell                2002       Hong Kong         President Asia Operations,
                                                              Chief Financial Officer and Director

Henry Hai-Lin Hu (1)(2)(3)       2002       Australia         Director

Siu Wing Lam                     2002       USA               Executive Vice President, Engineering and Director

James O'Toole (2)(3)             2002       USA               Director

Millens W. Taft (1)(2)(3)        2002       USA               Director

Peter L. Thigpen (1)(2)(3)       2002       USA               Director

Jeanne M. Olson                  N/A        USA               Executive Vice President/General Manager, Radica USA

John J. Doughty                  N/A        UK                Managing Director, Radica UK

James M. Romaine                 N/A        USA               Senior Vice President Sales

Craig D. Storey                  N/A        USA               Vice President and Chief Accounting Officer

Kam Cheong Wong                  N/A        Hong Kong         Vice President of China Operations

Milly M.L. Chan                  N/A        Hong Kong         Engineering Director


Larry C.N. Cheng                 N/A        Hong Kong         Engineering Director

Rick C.K. Chu                    N/A        Hong Kong         International Sales Director

Tiki K.K. Ho                     N/A        Hong Kong         Engineering Director

Louis S.W. Kwok                  N/A        Hong Kong         Plant Administration Director

Mark K. Liddle                   N/A        UK                Business Development Director

Lavinia K.W. Wong                N/A        Hong Kong         Director of VGA & Sourcing

Hermen H.L. Yau                  N/A        Hong Kong         MIS Director

(1)      Member of the Audit Committee.
(2)      Member of the Executive Committee.
(3)      Member of the Compensation, Organization and Nominating Committee.

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

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regent.

         Albert J. Crosson was appointed a director of the Company in May 2001. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

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

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As president of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also a Director and Chairman of the Toy Industry Association. He has a BA from Duke University and an MBA from the University of Michigan.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a Fellow of the Hong Kong Society of Accountants.

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

         Siu Wing Lam has been a director of the Company since January 1994. He was an Executive Vice President, Engineering of the Company from 1998 to February 2002, Vice President, Engineering and the head of Radica HK engineering department from 1988 to 1998 and joined the Company in 1985. Mr. Lam has over 21 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a postgraduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of the UK.

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

         Peter L. Thigpen has been a Director of the Company since June 1998. He is a Lecturer in Ethics & Great Books in the Graduate Business School at the University of California, Berkeley, a Senior Fellow & Moderator at the Aspen Institute and on the Board of Trustees of the Kentfield, California School District. Prior to 1992, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors.

         Jeanne M. Olson is the Executive Vice President/General Manager of Radica USA. Prior to joining the company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         John J. Doughty has been Managing Director with Radica UK since May 2001, having previously held the positions General Manager, Head of Sales and Marketing, Head of Sales, and UK Sales Manager since joining in March 1998. He personally manages Radica UK's major European Accounts, and also oversees the day to day running of the UK operation. Mr. Doughty has had 14 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 28 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the
President of Play Tech Inc., a Vtech company for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

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

         Milly M.L. Chan has been an Engineering Director since April 1999, having previously held the positions of Engineering Manager, Project Supervisor, and Project engineer since joining in June 1993. She has a B.Eng in Electronic Engineering from Hong Kong Polytechnic University, an MBA from Heriot-Watt University and is a Chartered Engineer and a Member of the Institution of Electrical Engineers.

         Larry C.N. Cheng has been an Engineering Director since April 1999. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Tiki K.K. Ho has been an Engineering Director of the Company since April 1, 1999. Prior to his present position, he was a manager in the engineering department since joining the Company in 1994. Mr. Ho worked in STD Company Limited and Management, Investment and Technology Company Limited. He has had over 15 years experience in manufacturing, product design, and engineering management and plastic mold shop management. He has a B.Sc. Honors in Mechanical Engineering from University of Manchester, Institute of Science and Technology.

         Louis S.W. Kwok has been the Plant Administration Director of the Company from January 2, 2001. Effective from March 11, 2002, Mr. Kwok will be appointed the Materials and Logistics Director of the Company. He has had over 15 years experience in manufacturing plant operations throughout his career. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical
Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Mark K. Liddle has been Business Development Director since January 2002, having previously held the position of Quality/Sourcing Manager since joining in September 1997. He personally manages the Direct Sourcing business within the UK and Europe and oversees all aspects of product quality and safety within Europe and the UK. Mr. Liddle has had 13 years experience of quality and manufacturing having previously been involved in aerospace and automotive industries.

         Lavinia K.W. Wong was appointed as a Director of VGA & Sourcing of the Company in April 2001. Since joining the Company in June 1999, she has been supervising the management of both the sourcing business and out-sourced video game accessories. Prior to that, she was a Director of LMP HK, where she set up the Hong Kong office of LMP UK and managed the day-to-day operations, which included sourcing, finance and management. Miss Wong has over 10 years experience in the electronics and games business and has held an executive marketing position in a publicly listed electronics company in Hong Kong.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 2001, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.2 million.

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

         Upon each annual re-election to the Board of Directors, each outside director receives non-qualified stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $3.28 per share in 2001. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a non-qualified stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and these options are exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Lam, Bengtson, Doughty and Ms. Jeanne Olson have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are for periods of two years each, from July 2001 for Mr. Feely, from December 2001 for Messrs. Howell, Bengtson and Ms. Olson and from May 25, 2001 for Mr. Doughty. Each employment agreement is terminable by the Company for cause. Mr. Lam's employment agreement was not renewed and with effect from March 2002, he will be no longer an executive officer but will remain an outside director of the Company. Messrs. Feely, Howell, Bengtson, Doughty and Ms. Olson shall each receive minimum annual base salaries of $282,600, $225,000, $43,200, $116,000 and $200,000 (the amount for Mr. Doughty is stated in UK currency as (pound)80,000), respectively. From 2000, Messrs. Feely and Howell took voluntary pay cuts and do not receive the minimum annual base salaries. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. The employment agreements for Messrs. Feely, Howell, Doughty and Ms. Olson contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides a residence for Mr. Howell and previously provided a residence for Mr. Storey in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at $3.625 per share, another 60,000 stock options at $14.125 per share in November 1998 and a further 60,000 stock options at $3.00 per share in May 2000, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May 2001, Mr. Feely would have been granted 60,000 stock options at market price provided he achieved certain conditions as stated in the agreements, however, these were not achieved. In the agreements for Mr. Howell and Mr. Lam, they were granted each 25,000 stock options of the Company common stock at $3.00 and $2.90 per share in May 2000 and 2001 respectively. In June 2002, Mr. Howell will be granted 25,000 stock options (up to 25,000 shares in the aggregate) at market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan, and provided certain conditions are achieved as stated in the agreement. In the agreement for Ms. Olson, she had been granted 60,000 stock options upon initial employment and was granted an additional 40,000 stock options at $3.45 per share in January 2002 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Mr. Doughty, he had been granted 26,400 stock options of the Company common stock at $3.00 and $1.625 per share in May 2000 and January 2001, respectively upon initial employment and was granted an additional 6,000 stock options at $3.00 per share in May 2001 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, Messrs. Feely, Howell and Ms. Olson were granted 60,000, 25,000 and 25,000, respectively in Feb 2001 and Mr. Doughty was granted 25,000 in May 2001 under the Performance Driver Incentive Plan.

CONSULTING AGREEMENT

         In 2001, Mr. Henry Hu, one of the Company's outside directors, acted as an independent contractor to review and advise the Company on social accountability standards and its R&D/manufacturing operation. Mr. Hu was paid consulting fees of $15,000 and $8,974 in April and August 2001, respectively.

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

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation, Organization and Nominating Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation, Organization and Nominating Committee. Ordinarily, either twenty percent or thirty-three and a third percent of the stock options vest and become exercisable on each of the first five or three anniversaries of the date of grant, respectively and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

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

         In fiscal year 2001, an aggregate of 432,600 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.63 to $4.15 per share.

         As a result of the foregoing, at the end of fiscal year 2001, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,910,867 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,156,000 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 280,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. During 2001, a total of 75,596 shares were issued upon the exercise of options, at exercise prices ranging from $1.38 to $3.0 per share. Prior to 2001, a total of 990,000 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.0 per share.

         Additional  information  with respect to stock  options is contained in
Note 12 of the Notes to the Consolidated Financial Statements included in this filing.

         Information with respect to employees is contained in Item 4 above.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

(a) The registrant is not controlled by another corporation or any foreign government.

(b) The following table is based on information available to the Company and identifies the owners of more than five percent (5%) of the registrant's common stock and the amount of common stock owned by the officers and directors as a group, as of January 31, 2002:

                  Identity of
Title of Class  Person or Group                  Amount Owned   Percent of Class
--------------  ---------------                  ------------   ----------------

Common stock    Dito Devcar Corporation, et al.     7,191,638         40.7%
Common stock    RAD Partners 1999 LLC, et al.       1,686,200          9.6%
Common stock    Robert E. Davids                    1,499,500          8.5%
Common stock    Officers & Directors as a Group     2,012,114         11.4%

     Over the last three years, the identity of the foregoing major shareholders has not changed but the relative percentages owned by them have changed somewhat. Since December 1, 1998, the amount owned by Mr. Davids has decreased by approximately 8 percentage points, and the amounts owned by Dito Devcar Corporation and RAD Partners 1999 LLC have increased by approximately 9 percentage points and less than 1 percentage point, respectively.

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

(d) As of December 31, 2001, the Company had approximately 120 record holders of its Common Stock, and approximately 80% of such stock was held by US holders.

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

         Pursuant to the Shareholders Agreement, the Company agreed, at any time after February 16, 1996 and subject to certain specified conditions, to use its reasonable efforts to prepare and file one registration statement on behalf of each shareholder that is a party to the Shareholders Agreement (collectively, the "Shareholders") under the Securities Act of 1933, and to use its reasonable efforts to qualify the shares for offer and sale under any applicable US state securities laws. The Shareholders Agreement also grants each Shareholder certain "piggyback" registration rights entitling each Shareholder, at any time after February 16, 1996, to sell Common Stock in certain registered offerings of equity securities of the Company. These "piggyback" registration rights are exercisable by each Shareholder only twice. The foregoing registration rights are subject to other limitations set forth in the Shareholders Agreement. In 1997, the Company effected a demand registration at the request of Mr. Davids and also included certain shares at the request of the Hansen Trust. Such registration covered an aggregate of 1,855,000 million shares. In 1999, the Company effected a further registration for Mr. Davids that covered 2,815,800 shares.

         Albert J. Crosson, one of the Company's directors, owns no Radica Games Limited stock shares ("shares") directly. However, he owns 1% of the beneficial interest in Crossfire, LLC ("Crossfire") which beneficially owns 200,000 shares through its class A membership interest in RAD Partners 2001, LLC ("RAD 2001"). RAD 2001 is controlled by RAD Partners 1999 LLC which is one of the Company's major stockholders. Mr. Crosson's 1% ownership of Crossfire constitutes voting control of Crossfire and Crossfire has the right to withdraw such 200,000 shares from RAD 2001. Additionally, under an economic arrangement involving its membership interest in RAD 2001, Crossfire may acquire beneficial ownership in an additional 400,000 shares over time from RAD 2001; however, Crossfire cannot vote or dispose of such shares without the consent of all the members of RAD 2001. Crossfire is owned beneficially by Mr. Crosson and his four children.

         Additional  information on management  transactions  is contained under
Item 6 above.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements are included herein.

LEGAL PROCEEDINGS

         The company is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of the Company.

ITEM 9.  THE OFFER AND LISTING

         The Company's common stock is traded on the NASDAQ National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 2001 and fiscal 2000:

                      Fiscal year ended            Fiscal year ended
                      December 31, 2001            December 31, 2000
                      -----------------            -----------------
                      High        Low               High         Low
                      ----        ---               ----         ---
First Quarter         3  3/8       1  5/8           10           6  3/4
Second Quarter        3  1/2       2  1/2           7 1/16       2 11/16
Third Quarter         4  1/4       2  2/5           3 1/2        2  5/8
Fourth Quarter        4 9/10       2 17/32          2 3/4        1  5/8

         The annual high and low closing stock prices in fiscal 1999 were $16 and $7 1/4, in fiscal 1998 were $21 and $10 7/16; and in fiscal 1997 were $15 3/16 and $1 1/16.

         The monthly high and low closing stock prices over the last six months in fiscal 2001 were $4 1/4 and $3 11/20 in July 2001; $4 1/4 and $3 9/17 in
August  2001;  $4 2/25 and $2 2/5 in  September  2001;  $3 23/50 and $2 17/32 in
October 2001; $4 9/10 and $3 9/53 in November  2001;  and $4 7/10 and $4 1/33 in
December 2001.

         Radica Games Limited was formed in 1994 as a holding company and has not paid any dividends. Except to the extent set forth below, the Company intends to retain its earnings for operations and expansion of its business for the foreseeable future. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements and general business outlook at the time the payment is considered. The Company intends to make cash distributions at the end of its taxable year at least equal to 50% of its foreign personal holding company income for any year in which it is a personal foreign holding company (see Item 10. Additional Information - Taxation).

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

         The transfer of shares of the Company between persons regarded as non-resident of Bermuda for exchange control purposes and the issue of shares within the authorized share capital of the Company of US$1,000,000 to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such shares being listed on the National Association of Securities Dealers Automated Quotation System. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

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

         As an exempted company, the Company is exempt from the usual Bermuda requirement which restricts the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not, unless authorized by its memorandum of association and with the consent of the Minister of Finance, participate in certain business transactions, including: (1) the acquisition and holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or with the Minister's consent, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda Government or a public authority; or (4) the carrying on of business of any kind or type whatsoever in Bermuda, either alone or in partnership, except the carrying on of business of the Company with persons outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

HONG KONG TAXATION

         Under the laws of Hong Kong, as currently in effect, a holder of Common Stock is not subject to Hong Kong tax on dividends paid with respect to such shares and no holder of Common Stock is liable for Hong Kong tax on gains realized on sale or other disposition of such Common Stock except that Hong Kong profits tax may be chargeable on assessable profits, to the extent that they arise in or derive from Hong Kong, arising on the sale or disposal of the Common Stock where such transactions are or form part of a trade, profession or business carried on in Hong Kong. Hong Kong does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to Hong Kong taxes as a result of its receipt of dividends from any of its subsidiaries.

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

UNITED STATES FEDERAL INCOME TAXATION

         General. The following is a general discussion of the material US federal income tax consequences to a US Holder (as defined below) of the ownership of Common Stock and does not address the US tax treatment of certain types of investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities, traders in securities that elect to mark to market, persons liable for alternative minimum tax, persons that hold common stock as part of a straddle or a hedging or conversion transaction, persons whose functional currency is not the US dollar and persons owning directly or indirectly (under constructive ownership rules) 10% or more of the Common Stock), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

         Dividends. Subject to the FPHC, PFIC, and CFC discussions below, a US Holder receiving a distribution on Common Stock will be required to include such distribution in gross income as a dividend to the extent such distribution is paid from current or accumulated earnings and profits of the Company as determined under US federal income tax law. Distributions in excess of the earnings and profits of the Company will be treated, for US federal income tax purposes, as a nontaxable return of capital to the extent of the US Holder's basis in the Common Stock and then as gain from the sale or exchange of a capital asset. Dividend income with respect to the Common Stock generally will constitute foreign source "passive" income, or in the case of certain US Holders, "financial services" income for purposes of the foreign tax credit limitation. A corporate shareholder will not be eligible for the dividends-received deduction.

         Sale or Exchange of Common Stock. Subject to the FPHC, PFIC, and CFC discussions below, gain or loss on the sale or exchange of the Common Stock by a US Holder generally will be treated as capital gain or loss and will be long-term capital gain or loss if the US Holder has held the Common Stock for more than one year at the time of the sale or exchange. Gain, if any, realized by a US Holder will generally be US source gain. Long-term capital gain of a non-corporate US Holder is generally subject to a maximum tax rate of 20%. The gain or loss will generally be income or loss transactions within the United States for foreign tax credit limitation purposes.

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

         The Company believes that it is not currently a FPHC because the income test was not met in 2001. However, this conclusion is a factual determination that is made annually and thus is subject to change. The Company intends to manage its business such that it will not meet the income test until such time that it begins to receive significant dividends from its subsidiaries, which is not expected to occur in the foreseeable future. The Company would then be a FPHC only if, in the same taxable year, it also met the shareholder test.

         If the Company is a FPHC for any year, each US shareholder who holds Common Stock on the last day of the Company's taxable year or, if earlier, on the last day on which the ownership test is met, would be required to include in income as a dividend its pro rata share of the Company's undistributed foreign personal holding company income. The shareholder's tax basis in the Common Stock would be increased by the amount included in income. Such income would be taxable to any such US shareholder as a dividend whether or not distributed in cash. For any year in which the Company is a FPHC, any 5% or greater US shareholder would be required to report on its tax return the gross income, deductions and credits, taxable income, FPHC income and undistributed FPHC income of a FPHC. The Company will furnish any shareholder required so to report the information required to be reported. In addition, any holder who acquires Common Stock from a decedent would be denied the date of death value as the tax basis for such Common Stock (which would have a basis equal to the lower of fair market value or the decedent's basis) if the Company was a FPHC with respect to its taxable year next preceding the date of the decedent's death.

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

         PHC Rules. A corporation (including a foreign corporation that is not a FPHC) will be classified as a personal holding company ("PHC") if (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly own more than 50% in value of the corporation's stock (the "shareholder test") and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income) (the "income test"). A PHC is subject to a US federal income tax on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to US source income).

         The Company believes that it is not currently a PHC because the income test was not met in 2001. The Company intends to cause any subsidiary that is a PHC to make distributions on a basis such that it will not have undistributed personal holding company income.

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

DOCUMENTS ON DISPLAY

         The documents concerning the Company which are referred to in this report may be inspected on-line at websites maintained by the Securities and Exchange Commission and by private companies offering access to the SEC database. See, e.g., www.sec.gov.
                     -----------

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

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At December 31, 2001, the result of a hypothetical one percentage change in the underlying US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

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


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

         None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None or Not Applicable

ITEM 15.  RESERVED

ITEM 16.  RESERVED


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                             PAGE

         Independent Auditors' Reports                                    F-1, 2

         Consolidated Balance Sheets                                      F-3

         Consolidated Statements of Operations                            F-4

         Consolidated Statements of Shareholders' Equity                  F-5

         Consolidated Statements of Cash Flows                            F-6

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

                      10.6 Employment Agreement, dated as of December 15, 2001, between Radica USA and Jeanne Olson

                 *    10.8     Employment Agreement, dated as of November 28,
                               1993, among Radica HK, Radica USA and Jon N.
                               Bengtson

                 *    10.8(a)  Form of Amendment to Employment Agreement among
                               Radica Games Limited, Radica HK, Radica USA and Jon N. Bengtson.

                 #    10.8(b)  December 1995 Amendment to such Employment
                               Agreement.

                 ~    10.8(c)  December 1997 Amendment to such Employment
                               Agreement.

                 >    10.9     1994 Stock Option Plan, as most recently
                               amendment restated in May 2000 to increase options

                 >    10.11    Amendment and Restatement to Employment Agreement
                               among Radica USA, Radica Games Limited and
                               Patrick Feely dated September 27, 2000

                 >    10.13    Amendment and Restatement to Employment Agreement
                               between Radica Games Limited and David C.W.
                               Howell dated September 29, 2000

                 >    10.14    Amendment and Restatement to Employment Agreement
                               between Radica Games Limited and Siu Wing Lam dated October 4, 2000

                      10.15 Employment Agreement, dated as of May 25, 2001, between Radica UK Limited and John Doughty

                 ##   10.16    Share Purchase Agreement dated as of June 24,
                               1999, relating to the acquisition of the entire issued share capital of Leda Media Products
                               Limited (now Radica UK Limited).

                      11.1     Statement re Computation of Per Share Earnings

                      12.1     Statement re Selected Quarterly Financial Data

                      21.1     List of subsidiaries

                      23.1     Consent of KPMG

                      23.2     Consent of Deloitte Touche Tohmatsu

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

## Incorporated by reference to Form 20-F for the year ended December 31, 1999.

> Incorporated by reference to Form 20-F for the year ended December 31, 2000.

The other exhibits not footnoted are included as part of this filing.

                              RADICA GAMES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS







                                                                            Page
                                                                            ----

    Independent Auditors' Reports ....................................... F-1, 2


    Consolidated Balance Sheets ............................................ F-3


    Consolidated Statements of Operations .................................. F-4


    Consolidated Statements of Shareholders' Equity and Comprehensive
    Income ................................................................. F-5


    Consolidated Statements of Cash Flows .................................. F-6


    Notes to the Consolidated Financial Statements ......................... F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Radica Games Limited


We have audited the accompanying consolidated balance sheet of Radica Games Limited and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



(signed) KPMG

HONG KONG
February 8, 2002

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


     We have audited the accompanying consolidated balance sheet of Radica Games Limited and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.




/S/ Deloitte Touche Tohmatsu

HONG KONG
February 12, 2001

                                       RADICA GAMES LIMITED
                                   CONSOLIDATED BALANCE SHEETS
                                    DECEMBER 31, 2001 AND 2000


                                              ASSETS
(US dollars in thousands, except share data)                                  2001         2000
                                                                           --------      --------

Current assets:
Cash and cash equivalents
  (Pledged deposits of $8,955 in 2001 and $11,139 in 2000)                 $ 25,810      $ 23,097
Accounts receivable, net of allowances for doubtful accounts
  of $2,207 ($2,073 in 2000)                                                 17,290        25,931
Inventories, net of provision of $3,997 ($5,788 in 2000)                     17,179        13,971
Prepaid expenses and other current assets                                     2,283         1,574
Income taxes receivable                                                         931         4,277
Deferred income taxes                                                           168           223
                                                                           --------      --------

     Total current assets                                                    63,661        69,073
                                                                           --------      --------

Property, plant and equipment, net                                           16,310        17,975

Goodwill, net of accumulated amortization of $2,518 ($1,722 in 2000)          9,551        10,347

Purchased intangible assets, net of accumulated amortization of $5,840
  ($5,254 in 2000)                                                              420         1,006

Deferred income taxes, noncurrent                                             1,887           914
                                                                           --------      --------

     Total assets                                                          $ 91,829      $ 99,315
                                                                           ========      ========

                               LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                                      $    846      $  3,780
Current portion of long-term debt                                             3,648         3,648
Accounts payable                                                              9,201         7,077
Accrued warranty expenses                                                       900           950
Accrued payroll and employee benefits                                           943           950
Other accrued liabilities                                                    10,907         9,834
Income taxes payable                                                            507           215
                                                                           --------      --------

     Total current liabilities                                               26,952        26,454
                                                                           --------      --------

Long-term debt                                                                1,825         5,473
                                                                           --------      --------

     Total liabilities                                                       28,777        31,927
                                                                           --------      --------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,646,740 shares issued and outstanding (17,564,297 in 2000)                 176           176
Additional paid-in capital                                                    1,549         1,188
Warrants to acquire common stock                                                445           667
Retained earnings                                                            61,012        65,386
Accumulated other comprehensive loss                                           (130)          (29)
                                                                           --------      --------

     Total shareholders' equity                                              63,052        67,388
                                                                           --------      --------

     Total liabilities and shareholders' equity                            $ 91,829      $ 99,315
                                                                           ========      ========

                 See accompanying notes to the consolidated financial statements.

                                        RADICA GAMES LIMITED
                               CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(US dollars in thousands,                              2001               2000             1999
 except per share data)                            ------------      ------------      ------------


Revenues:
Net sales                                          $     98,554      $    106,696      $    136,716
Cost of goods sold (exclusive of items
  shown separately below)                               (64,698)          (83,041)          (80,910)
                                                   ------------      ------------      ------------
Gross profit                                             33,856            23,655            55,806
                                                   ------------      ------------      ------------

Operating expenses:
Selling, general and administrative expenses            (26,498)          (32,273)          (28,049)
Research and development                                 (5,775)           (5,210)           (6,036)
Depreciation                                             (2,631)           (2,601)           (2,389)
Amortization of goodwill and intangible assets           (1,382)           (2,826)           (2,567)
Restructuring charge                                     (1,551)           (1,190)             --
                                                   ------------      ------------      ------------
  Total operating expenses                              (37,837)          (44,100)          (39,041)
                                                   ------------      ------------      ------------

Operating (loss) income                                  (3,981)          (20,445)           16,765

Other income                                                 24               781               718

Share of loss of affiliated company                        --                --              (1,748)

Interest income                                             733             1,472             1,800

Interest expense                                           (597)             (808)             (331)
                                                   ------------      ------------      ------------

(Loss) income before income taxes                        (3,821)          (19,000)           17,204

(Provision) credit for income taxes                        (553)              901              (149)
                                                   ------------      ------------      ------------

Net (loss) income                                  $     (4,374)     $    (18,099)     $     17,055
                                                   ============      ============      ============

Net (loss) income per share:

     Basic                                         $      (0.25)     $      (1.03)     $       0.94
                                                   ============      ============      ============

     Diluted                                       $      (0.25)     $      (1.03)     $       0.90
                                                   ============      ============      ============

Weighted average number of common and
common equivalent shares

     Basic                                           17,611,886        17,608,167        18,144,179
                                                   ============      ============      ============

     Diluted                                         17,611,886        17,608,167        18,979,349
                                                   ============      ============      ============

                  See accompanying notes to the consolidated financial statements.


                                                       RADICA GAMES LIMITED
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     AND COMPREHENSIVE INCOME
                                           YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


(US dollars in thousands)                 Common stock                                                   Accumulated
                                          ------------         Additional    Warrants to                   other          Total
                                      Number                    paid-in        acquire      Retained    comprehensive  shareholders'
                                    of shares      Amount       capital      common stock   earnings    income (loss)    equity
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Balance at December 31, 1998        18,896,694   $       189   $     9,382   $      --     $    76,215   $       (51)  $    85,735
Cancellation of repurchased stock   (1,538,500)          (16)       (8,821)         --          (9,170)         --         (18,007)
Stock options exercised                281,400             3           529          --            --            --             532
Issue of stock warrants                   --            --            --             667          --            --             667
Net income                                --            --            --            --          17,055          --          17,055
Foreign currency translation              --            --            --            --            --              80            80
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Balance at December 31, 1999        17,639,594   $       176   $     1,090   $       667   $    84,100   $        29   $    86,062
Issuance of stock                        9,158          --              23          --            --            --              23
Cancellation of repurchased stock     (156,055)           (1)          (25)         --            (615)         --            (641)
Stock options exercised                 71,600             1           100          --            --            --             101
Net loss                                  --            --            --            --         (18,099)         --         (18,099)
Foreign currency translation              --            --            --            --            --             (58)          (58)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Balance at December 31, 2000        17,564,297   $       176   $     1,188   $       667   $    65,386   $       (29)  $    67,388
Issuance of stock                        6,847          --              22          --            --            --              22
Stock options exercised                 75,596          --             117          --            --            --             117
Expiration of stock warrants              --            --             222          (222)         --            --            --
Net loss                                  --            --            --            --          (4,374)         --          (4,374)
Foreign currency translation              --            --            --            --            --            (101)         (101)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Balance at December 31, 2001        17,646,740   $       176   $     1,549   $       445   $    61,012   $      (130)  $    63,052
                                   ===========   ===========   ===========   ===========   ===========   ===========   ===========

The  comprehensive  (loss) income of the Company,  which represents the aggregate of the net (loss) income and the foreign currency translation adjustments, was $(4,475), $(18,157) and $17,135 for the years ended December 31, 2001, 2000 and 1999, respectively.

                                 See accompanying notes to the consolidated financial statements.


                                   RADICA GAMES LIMITED
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                       YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(US dollars in thousands)                                    2001       2000        1999
                                                          --------    --------    --------

Cash flow from operating activities:
Net (loss) income                                         $ (4,374)   $(18,099)   $ 17,055
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
  Deferred income taxes                                       (918)      2,541          82
  Depreciation                                               2,631       2,601       2,389
  Amortization                                               1,382       2,826       2,567
  Share of loss of affiliated company                         --          --         1,748
  Loss on disposal and write off of property, plant and
    equipment                                                   73          10          62
  Changes in current assets and liabilities:
    Decrease (increase) in accounts receivable               8,641      (2,181)     (7,601)
    (Increase) decrease in inventories                      (3,208)     10,654      (2,986)
    (Increase) decrease in prepaid expenses and other
       current assets                                         (709)      3,178      (3,572)
    Increase (decrease) in accounts payable                  2,124      (3,852)      3,365
    (Decrease) increase in accrued payroll and employee
       benefits                                                 (7)     (1,561)       (177)
    (Decrease) increase in accrued warranty expenses           (50)       (150)     (1,400)
    Increase (decrease) in other accrued liabilities         1,073       2,220        (753)
    Decrease (increase) income taxes                         3,638      (2,875)     (2,286)
                                                          --------    --------    --------

Net cash provided by (used in) operating activities         10,296      (4,688)      8,493
                                                          --------    --------    --------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment             64          75          47
Purchase of property, plant and equipment                   (1,103)     (3,138)     (3,306)
Purchase of Radica UK, net of cash acquired                   --          --        (2,511)
Purchase of intangible assets                                 --        (1,260)       --
Investment in affiliated company                              --          --        (1,045)
                                                          --------    --------    --------

Net cash used in investing activities                       (1,039)     (4,323)     (6,815)
                                                          --------    --------    --------

Cash flow from financing activities:
Funds from issuance of stock                              $     22          23        --
Funds from stock options exercised                             117         101         532
(Decrease) increase in short-term borrowings                (2,934)      2,316         349
Proceeds from bank loan                                       --        10,945        --
Repayment of long-term debt                                 (3,648)    (12,737)       --
Repurchase of common stock                                    --          (641)    (18,007)
                                                          --------    --------    --------

Net cash (used in) provided by financing activities         (6,443)          7     (17,126)
                                                          --------    --------    --------

Effect of currency exchange rate change                       (101)        (58)         80
                                                          --------    --------    --------

Net increase (decrease) in cash and cash equivalents         2,713      (9,062)    (15,368)

Cash and cash equivalents:
Beginning of year                                           23,097      32,159      47,527
                                                          --------    --------    --------

End of year                                               $ 25,810    $ 23,097    $ 32,159
                                                          ========    ========    ========

Supplementary disclosures of cash flow information:
  Interest paid                                           $    594    $    797    $    331
  Income taxes paid                                            433         109       1,983

Non-cash investing and financing activities:
  Loan notes forfeited                                    $   --      $  1,399    $   --
  Inventory exchanged for advertising and development
    of Internet arcade game                                   --           177        --
  Loan notes for purchase of Radica UK                        --          --        12,345
  Grant of warrants                                           --          --           667

              See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)


1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys and video game accessories. The Company is headquartered in Hong Kong, has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     (b) Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     (c) Depreciation and amortization of property, plant and equipment - Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual installments. Costs of leasehold improvements and leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter. The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

          Upon  sale  or   retirement,   the  costs  and   related   accumulated
          depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (d) Goodwill and other intangibles - Goodwill represents the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Goodwill and other intangibles are amortized on a straight-line basis over the estimated benefit period, but not to exceed 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     (e) Revenue recognition - Revenues are generally recognized as sales when merchandise is shipped, which is in accordance with the terms of the sale which are FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. The Company does have consignment agreements with certain European distributors and records these shipments as sales upon confirmation of sell-through by the distributor. The Company permits the return of damaged or defective products. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends and issues, such as warranty allowances that are accrued based on historical data about product reliability.

          The Company also provides certain customers with discounts and credit for return of non-defective products. These credits are accrued by the Company at the time of revenue recognition.

          Shipping and handling costs are classified as costs of goods sold in the statement of operations and totaled $5,514, $5,912 and $6,973 during 2001, 2000 and 1999 respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (f) Investments - The Company has no trading securities. Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost adjusted for accretion of premiums or discounts. All other debt securities are classified as available-for-sale and recorded at fair value. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are excluded from earnings and are included in other comprehensive income. Dividend and interest income are recognized when earned.

     (g) Income taxes - Income taxes are accounted for under the asset and liability method for financial accounting and reporting of income taxes. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial statement carrying amounts at each period end using enacted tax rates expected to apply in the year temporary differences are expected to reverse. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h) Advertising - Advertising costs are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was approximately $6,600, $11,100, $8,900 for the years ended December 31, 2001, 2000 and 1999, respectively.

     (i) Research and development - Research and development costs are expensed as incurred. Research and development costs amounted to $5,775, $5,210 and $6,036 in 2001, 2000 and 1999, respectively.

     (j) Foreign currency translation - Foreign currency assets and liabilities are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during each reporting period. Current earnings (loss) include gains or losses resulting from foreign currency transactions. Other gains and losses resulting from translation of financial statements are accumulated as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k) Post-retirement and post-employment benefits - The Company does not provide any material post-retirement or post-employment benefits. The Company does provide a pension that includes certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs are immaterial and are expensed as incurred.

     (l) Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     (m) Stock-based compensation - The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees; and related interpretations in accounting for its employee stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock Based Compensation (SFAS No. 123), established accounting and disclosure requirements using a fair value-based method of accounting for stock based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the pro forma information regarding net income (loss) and net income (loss) per share and other disclosure requirements of SFAS No. 123.

     (n) Earnings (loss) per share - Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     (o) Comprehensive income (loss) - Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments. The related tax benefit of other comprehensive earnings items was $4, $14 and $54 for the years ended December 31, 2001, 2000 and 1999, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (p) Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     (q) Recently issued accounting standards - In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

          The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

          Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

          As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $9,551, which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $796, $822 and $900 for the years ended December 31, 2001, 2000 and 1999, respectively. Based on current amortization amounts, the Company estimates that the impact of adopting SFAS No. 142 will be an annual reduction of approximately $796 of amortization.

          In June 2001,  the FASB  issued  SFAS No.  143,  Accounting  for Asset
          Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company expects that the adoption of SFAS No. 143 will not have a material impact on the financial position and results of operations of the Company.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          In August, 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has adopted SFAS No. 144 on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the financial position and results of operations at the Company.

     (r) Reclassifications - Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                           2001               2000
                                  ---------------    ---------------

Raw materials                            $ 3,165            $ 2,643
Work in progress                           3,176              3,138
Finished goods                            10,137              8,190
Consigned finished goods                     701                  -
                                  ---------------    ---------------
                                        $ 17,179           $ 13,971
                                  ===============    ===============

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                      2001            2000
                                                    ------------    ------------

Land and buildings                                     $ 13,374        $ 12,296
Plant and machinery                                       7,274           6,853
Furniture and equipment                                   7,560           7,328
Leasehold improvements                                    2,803           2,727
Construction in progress                                      -           1,079
                                                    ------------    ------------
     Total                                             $ 31,011        $ 30,283
Less: Accumulated depreciation and amortization         (14,701)        (12,308)
                                                    ------------    ------------
     Total                                             $ 16,310        $ 17,975
                                                    ============    ============

5.   GOODWILL AND INTANGIBLE ASSETS

     Goodwill is related to the excess of purchase price over the estimated fair value of net assets acquired in respect of the 1999 acquisition of Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted aggregate purchase price. The goodwill is being amortized on a straight-line basis over a fifteen year fiscal period.

     In 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260, which is the Company's contractual obligation to SSD as defined in the Sublicensing Agreement between the two parties, has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year period.

     Amortization of goodwill and other intangible assets totaled $1,382, $2,826 and $2,567 for the years ended December 31, 2001, 2000 and 1999, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

6.   SHORT-TERM BORROWINGS

     As of December 31, 2001, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $6,600, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of December 31, 2001 and as of December 31, 2000 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 5.9, 6.0 and 6.0 percent for the years ended December 31, 2001, 2000 and 1999, respectively.

7.       OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                           2001               2000
                                      ---------------    ---------------

Accrued advertising expenses                 $ 1,105            $ 1,384
Accrued license and royalties                  2,346              2,397
Accrued sales expenses                         3,422              2,833
Commissions payable                              149                497
Other accrued liabilities                      3,885              2,723
                                      ---------------    ---------------
     Total                                  $ 10,907            $ 9,834
                                      ===============    ===============


8.   INCOME TAXES

     The components of (loss) income before income taxes are as follows:

                                2001               2000               1999
                           ---------------    ---------------    ---------------

United States                    $ (5,523)         $ (20,240)          $ (1,349)
International                       1,702              1,240             18,553
                           ---------------    ---------------    ---------------
                                 $ (3,821)         $ (19,000)          $ 17,204
                           ===============    ===============    ===============

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2001 effective tax rate was 12%.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

8.       INCOME TAXES (Continued)

     The (credit) provisions for income taxes consist of the following:

                                                  2001         2000        1999
                                               -----------  -----------  ----------
Current:
US federal and state                                $ 644     $ (3,236)      $ 145
International                                         827         (206)        (78)
                                               -----------  -----------  ----------
Total current income tax provision (credit)       $ 1,471     $ (3,442)       $ 67
                                               -----------  -----------  ----------

Deferred:
US federal                                            $ -      $ 3,375        $ 39
International                                        (918)        (834)         43
                                               -----------  -----------  ----------
Total deferred income tax (credit) provision       $ (918)     $ 2,541        $ 82
                                               -----------  -----------  ----------

Total income taxes provision (credit)               $ 553       $ (901)      $ 149
                                               ===========  ===========  ==========

     A  reconciliation   between  income  tax  (benefit)   expense  and  amounts
     calculated using the US statutory rate of 34 percent is as follows:

                                                 2001             2000             1999
                                              -------------    -------------    -------------

Computed "expected" tax (benefit) expense
at the US statutory rate                          $ (1,299)        $ (6,460)         $ 5,849
State tax                                               13                9                8
International tax effect, net                         (647)          (1,646)          (6,016)
Accounting losses for which deferred
income tax cannot be recognized                          -                -              212
Change in valuation allowance                        2,163            7,052              226
Other, net                                             323              144             (130)
                                              -------------    -------------    -------------
Income tax expense (benefit)                         $ 553           $ (901)           $ 149
                                              =============    =============    =============

     The Company's US subsidiary had approximately $19,200 of net operating losses for federal income tax purposes at December 31, 2001 of which $15,000 and $4,200 expire in 2020 and 2021, respectively. In addition, as of December 31, 2001, the Company's UK subsidiary had approximately $6,000 net operating loss carryforwards which will carryforward indefinitely.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                          2001          2000
                                                       ----------    ----------
Deferred tax assets (liabilities):
Excess of tax over financial reporting depreciation         $ 97         $ (79)
Net operating loss                                         8,325         4,852
Bad debt allowance                                           337           561
Advertising allowances                                       348           435
Inventory obsolescence                                       345           903
Accrued sales adjustments and returns                      1,329           967
Other                                                        715           776
                                                       ----------    ----------
Total gross deferred tax assets                           11,496         8,415
Valuation allowance                                       (9,441)       (7,278)
                                                       ----------    ----------
Net deferred tax assets                                  $ 2,055       $ 1,137
                                                       ==========    ==========

     The following table represents the classification of the Company's net deferred tax assets:

                                             2001               2000
                                        ---------------    ---------------

Current deferred tax assets                      $ 168              $ 223
Long-term deferred tax assets                    1,887                914
                                        ---------------    ---------------
Total net deferred tax assets                  $ 2,055            $ 1,137
                                        ===============    ===============

     The Company records valuation  allowances  against its deferred tax assets.
     In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards that would likely expire prior to their utilization. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the net deferred tax assets as more likely than not. Movement in the valuation allowance during 2001 reflected the increase in deferred tax assets in respect of tax losses carried forward.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company is exposed to possible additional taxation that has not been accrued.

9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered into a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term US dollar loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has $5,473 outstanding under the new loan agreement as of December 31, 2001 (2000: $9,121), which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (3.88% at December 31, 2001). The agreement requires quarterly principal and interest payments and matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At December 31, 2001, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by certain properties and deposits of the Company (see Note 16). The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

     Long-term debt is as follows:

                                              2001               2000
                                        ---------------    ---------------

     Term loan payable                         $ 5,473            $ 9,121
     Less: Current portion                      (3,648)            (3,648)
                                        ---------------    ---------------
                                               $ 1,825            $ 5,473
                                        ===============    ===============

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

9.   LONG-TERM DEBT (Continued)

     The annual principal maturities of the long-term debts are as follows:

     2002                                     3,648
     2003                                     1,825
                                         -----------
                                            $ 5,473
                                         ===========


10.  RESTRUCTURING CHARGE

     During December 2001, the Board of Directors approved a company wide restructuring plan which includes the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of pre-tax restructuring charge. Of the $1,551 in restructuring charge, $811, $706 and $34 related to restructuring activities within US, Asia Pacific and Europe, respectively.

     The closure of the Company's San Francisco R&D office resulted in an accrual of approximately $199 related to lease termination costs and leasehold improvements and asset write-downs. The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide. This workforce reduction resulted in an accrual of approximately $1,352 for severance and contractual termination costs and benefits payments. The consolidation and closing of facilities occurred during the first quarter of 2002, and the remaining components of the restructuring are expected to be completed during the second quarter of 2002.

     During 2000, the Company recorded a restructuring charge of $1,190 as a result of the Company's plan to change its business strategy to address changes in the market for handheld games and to allow the Company to adjust the overall cost structure given current revenue levels. Specific actions taken included reducing the Company's workforce, consolidating facilities, and closing one office. The employee separations related to approximately 150 employees worldwide, predominantly occurring in Asia and North America. Total restructuring costs were approximately composed of $1,100 in connection with severance and benefits and $90 for the write-off of certain assets associated with closing one office. Total remaining restructuring expenses accrued at December 31, 2000 was approximately $200, primarily related to the remaining amount of termination benefit payments.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
           (US dollars in thousands, except share and per share data)

10.  RESTRUCTURING CHARGE (Continued)

     The components of restructuring charges are as follows:

                                               Balance                                          Balance
                                            at beginning                         Amount         at end
                                               of year          Charges         incurred        of year
                                           -------------     ------------     ------------     ----------
     2001
     Severance and other compensation          $   246          $ 1,352           $  (209)       $ 1,389
     Lease termination costs and
     related asset writedowns                     --                199              --              199
                                               -------          -------           -------        -------
                                               $   246          $ 1,551           $  (209)       $ 1,588
                                               =======          =======           =======        =======

     2000
     Severance and other compensation          $  --            $ 1,100           $  (854)       $   246
     Lease termination costs and
     related asset writedowns                     --                 90               (90)          --
                                               -------          -------           -------        -------
                                               $  --            $ 1,190           $  (944)       $   246
                                               =======          =======           =======        =======

11.  EARNINGS PER SHARE

     The  following  table sets forth the  computation  of basic and diluted net
     (loss) income per share as of December 31:

                                                  2001         2000        1999
                                               ----------   ----------   -----------
     Numerator for basic and diluted
       (loss) earnings per share:
       Net (loss) income                       $   (4,374)  $  (18,099)  $    17,055
                                               ==========   ==========   ===========
     Denominator:
     Basic weighted average shares             17,611,886   17,608,167    18,144,179
     Effect of dilutive options and warrants         --           --         835,170
                                               ----------   ----------   -----------
     Diluted weighted average shares           17,611,886   17,608,167    18,979,349
                                               ==========   ==========   ===========
     Basic net (loss) income per share:        $    (0.25)  $    (1.03)  $      0.94
                                               ==========   ==========   ===========
     Diluted net (loss) income per share:      $    (0.25)  $    (1.03)  $      0.90
                                               ==========   ==========   ===========

     Options and warrants on 2,440,867, 2,728,800 and 1,286,000 shares of common stock for the years ended December 31, 2001, 2000 and 1999, respectively were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
           (US dollars in thousands, except share and per share data)

12.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. At December 31, 2001, the Stock Option Plan's aggregate common stock were 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     A summary of option activity is as follows:-

                                                2001                       2000                       1999
                                     -------------------------  -------------------------  -------------------------

                                                     Weighted                   Weighted                   Weighted
                                                      average                    average                    average
                                                     exercise                   exercise                   exercise
     (Shares in thousands)            Shares           price     Shares          price      Shares           price
                                      ------        ---------    ------        ---------    ------        ----------

     Outstanding at
     beginning of year                 2,354        $    5.81     2,000        $    7.93     2,041        $    6.58
     Options granted                     521             2.64       853             2.79       307            11.48
     Options exercised                   (76)            1.56       (72)            1.41      (282)            1.89
     Options cancelled                  (608)           10.60      (427)           10.43       (66)            8.27
                                      ------                     ------                     ------
     Outstanding at end of year        2,191        $    3.88     2,354        $    5.81     2,000        $    7.93

     Options exercisable
     at year end                       1,151        $    4.54       910        $    7.52       492        $    8.26

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     The following is additional information relating to options outstanding as of December 31, 2001:

                                             Options outstanding                       Options exercisable
                        -------------------------------------------------------- -----------------------------
                                                                Weighted average
                                             Weighted average      remaining                  Weighted average
     Exercise                    Number       exercise price       contractual    Number       exercise price
     price range               of shares        per share         life (years)   of shares        per share
     -----------               ---------        ---------         ------------   ----------       ---------
     (Shares in thousands)

     $ 1.090 to 2.000              642          $       1.43           5.71         496          $       1.34
     $ 2.001 to 4.000            1,260                  3.04           7.96         429                  3.26
     $ 4.001 to 6.000               22                  4.36           9.00           2                  5.00
     $ 6.001 to 8.000               34                  6.74           5.53          26                  6.73
     $ 8.001 to 10.000              17                  8.94           7.00           9                  8.67
     $ 10.001 to 12.000             --                    --             --          --                    --
     $ 12.001 to 14.000             61                 12.62           7.28          60                 12.72
     $ 14.001 to 16.000             60                 14.13           6.85          36                 14.14
     $ 16.001 to 18.000             60                 16.82           6.70          60                 16.82
     $ 18.001 to 20.000             35                 18.66           6.20          33                 18.82
                               ---------                                          -----
                                 2,191          $       3.88           7.15       1,151          $       4.54
                               =========                                          =====

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.24, $1.57 and $4.54 per option for the years ended December 31, 2001, 2000 and 1999, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                 2001       2000        1999
                                               -------     -------     -------

     Expected life of options                  4 years     5 years     5 years
     Risk-free interest rate                    4.5%         6.0%       5.1%
     Expected volatility of underlying stock     55%          58%        35%
     Dividends                                   0%           0%         0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

                                                 2001        2000         1999
                                              ---------   ----------   --------

     Reported net (loss) income               $ (4,374)   $ (18,099)   $ 17,055
     Pro forma net (loss) income                (5,167)     (19,306)     15,719

     Reported net (loss) income per share
          Basic                               $  (0.25)   $   (1.03)   $   0.94
          Diluted                                (0.25)       (1.03)       0.90

     Pro forma net (loss) income per share
          Basic                               $  (0.29)   $   (1.10)       0.87
          Diluted                                (0.29)       (1.10)       0.83

13.  WARRANTS

     During 1999, in connection with Electronic Arts ("EA") worldwide licensing agreement, the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. Using the Black-Scholes option pricing model, the fair value of the warrants of $667 was recorded as intangible asset. As of December 31, 2001, the asset was fully amortized.

     The first 125,000 warrants expired on June 1, 2001, with the remaining warrants expiring at January 1, 2002 and June 1, 2002. As of December 31, 2001, 250,000 of these warrants remained outstanding and were fully vested.

14.  RETIREMENT PLAN

     In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $240, $170 and $192 for the years ended December 31, 2001, 2000 and 1999, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of
     Financial   Instruments.   The  estimated  fair  value  amounts  have  been
     determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and bank borrowings are reasonable estimates of their fair value.

16.  PLEDGE OF ASSETS

     At December 31, 2001, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

     Leasehold land and buildings          $11,402
     Bank balances                           8,955
     Inventories                             8,289
                                           -------
                                           $28,646
                                           =======

17.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $491, $1,113 and $534 for the years ended December 31, 2001, 2000 and 1999, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2001, the Company was obligated under non-cancellable operating leases requiring future minimum rental payments as follows:

                                          Operating leases
                                          ----------------

     2002                                    $      539
     2003                                           480
     2004                                           366
     2005                                           310
     2006                                           250
     Thereafter                                   1,235
                                             -----------
     Total minimum lease payments            $    3,180
                                             ===========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

17.  COMMITMENTS AND CONTINGENCIES (Continued)

     Licensing Commitments

     In the normal course of business, the Company enters into certain licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Under the terms of agreements which contain provisions for future minimum payments, the Company is obligated to pay royalty amounts as follows:

                                         Minimum
                                         Payments
                                       ------------
     2002                               $    1,060
     2003                                      130
                                       ------------
                                        $    1,190
                                       ============

     Litigation

     The Company is a party to certain claims and legal actions that have arisen in the ordinary course of business. These matters are substantially covered by insurance. The resolution of these matters is not expected to have a material impact on the Company. The Company currently has no contingent obligations for which management views the crystallization to be probable or reasonably possible, and has therefore made no disclosures over current or pending legal actions taken against the Company.

18.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector primarily in North America. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's business had two customers which accounted for more than twenty-two percent and eleven percent of net sales for the year ended December 31, 2001, two customers which accounted for more than seventeen percent and sixteen percent of net sales for the year ended December 31, 2000 and two customers which accounted for more than twenty percent and eighteen percent for the year ended December 31, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

18.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS (Continued)

     On January 22, 2002 the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company's receivable exposure was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy are expected in 2002. The Company has decided to continue to sell to Kmart under a debtor-in-possession agreement during 2002 and will closely monitor its account with Kmart in order to minimize future exposure.

19.  SEGMENT INFORMATION

     The Company has adopted the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Video Games Accessories ("VGA"), which includes video game controllers, steering wheels and other accessories and VGA sourcing business; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investments. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate expenses, other income and expense items. Corporate expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate principally are cash and cash equivalents and certain raw materials for both segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

19.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                            2001         2000        1999
                                         ---------    ---------    ---------
Revenues from external customers
  Games                                  $  82,929    $  91,036    $ 123,116
  VGA                                       15,625       15,660       13,600
                                         ---------    ---------    ---------
Total revenues from external customers   $  98,554    $ 106,696    $ 136,716
                                         =========    =========    =========

Depreciation and amortization
  Games                                  $   3,120    $   4,449    $   3,981
  VGA                                          893          978          975
                                         ---------    ---------    ---------
Total depreciation and amortization      $   4,013    $   5,427    $   4,956
                                         =========    =========    =========

Segment (loss) income
  Games                                  $     795    $ (14,199)   $  18,547
  VGA                                       (4,752)      (5,465)      (1,064)
                                         ---------    ---------    ---------
Total segment (loss) income              $  (3,957)   $ (19,664)   $  17,483

Corporate
  Interest income                              733        1,472        1,800
  Interest expense                            (597)        (808)        (331)
  Equity in net loss of
    affiliated company                        --           --         (1,748)
  (Provision) credit for income taxes         (553)         901         (149)
                                         ---------    ---------    ---------
Total consolidated net (loss) income     $  (4,374)   $ (18,099)   $  17,055
                                         =========    =========    =========

Segment assets
  Games                                  $  45,370    $  54,652    $  67,426
  VGA                                       20,729       20,973       22,589
  Corporate                                 25,809       23,769       32,159
                                         ---------    ---------    ---------
Total consolidated assets                $  91,908    $  99,394    $ 122,174
                                         =========    =========    =========

Capital expenditures
  Games                                  $     999    $   2,920    $   3,177
  VGA                                          102          218          129
                                         ---------    ---------    ---------
Total capital expenditures               $   1,101    $   3,138    $   3,306
                                         =========    =========    =========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

19.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                                           2001        2000         1999
                                        --------     --------     --------

     Handheld                           $ 38,001     $ 49,307     $ 87,775
     Play TV                              14,315        8,561         --
     Girl Tech                            11,723       13,897        7,444
     ODM / OEM                            18,890       19,271       27,897
     VGA                                  15,625       15,660       13,600
                                        --------     --------     --------
     Total net revenues                 $ 98,554     $106,696     $136,716
                                        ========     ========     ========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                               2001        2000          1999
                                            --------     --------     --------

     Net sales:
       United States and Canada             $ 67,414     $ 84,504     $118,779
       Asia Pacific and other countries       13,470        3,492        1,557
       Europe                                 17,670       18,700       16,380
                                            --------     --------     --------
                                            $ 98,554     $106,696     $136,716
                                            ========     ========     ========

     Long-lived assets:
       United States and Canada             $  1,662     $  2,689     $  2,944
       Asia Pacific and other countries       14,851       16,002       16,076
       Europe                                  9,768       10,637       12,854
                                            --------     --------     --------
                                            $ 26,281     $ 29,328     $ 31,874
                                            ========     ========     ========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2001, 2000 and 1999)
                            (US dollars in thousands)

20.  VALUATION AND QUALIFYING ACCOUNTS

                                               Balance at                                            Balance at
                                               beginning        Charged to       Utilization /        end of
                                                of year          expense          write-offs            year
                                                -------          -------          ----------            ----

     2001
       Allowances for doubtful accounts          $ 2,073          $ 1,056           $  (922)          $ 2,207
       Estimated customer returns                  1,494            1,528            (1,467)            1,555
       Provision for inventories                   5,788            1,764            (3,555)            3,997
                                                 -------          -------           -------           -------
                                                 $ 9,355          $ 4,348           $(5,944)          $ 7,759
                                                 =======          =======           =======           =======

     2000
       Allowances for doubtful accounts          $   389          $ 2,648           $  (964)          $ 2,073
       Estimated customer returns                    624            1,423              (553)            1,494
       Provision for inventories                   2,339            5,130            (1,681)            5,788
                                                 -------          -------           -------           -------
                                                 $ 3,352          $ 9,201           $(3,198)          $ 9,355
                                                 =======          =======           =======           =======

     1999
       Allowances for doubtful accounts          $   446          $     3           $   (60)          $   389
       Estimated customer returns                  1,077              705            (1,158)              624
       Provision for inventories                   2,437              407              (505)            2,339
                                                 -------          -------           -------           -------
                                                 $ 3,960          $ 1,115           $(1,723)          $ 3,352
                                                 =======          =======           =======           =======



-------------------------------------------------------------------------------------------------------------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date:  June 11, 2002                         /S/ Craig D. Storey
      ---------------------                  --------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer

EXHIBIT INDEX
-------------

     *     3.1     Memorandum of Association

     *     3.2     Bye-Laws

     *     3.3     Certificate of Incorporation on Change of Name

     *     4.1     Specimen Certificate for the Shares of Common Stock

     *    10.1     Processing Agreement,  dated December 4, 1991, between Radica
                   HK and  foreign  Economic  Development  Co.  of  Humen  Town,
                   Dongguan, relating to the Tai Ping Factory

     *    10.2     Processing Agreement, dated December 27, 1993, between Radica
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

          10.6 Employment Agreement, dated as of December 15, 2001, between Radica USA and Jeanne Olson

     *    10.8     Employment  Agreement,  dated as of November 28, 1993,  among
                   Radica HK, Radica USA and Jon N. Bengtson

     *    10.8(a)  Form of Amendment to Employment  Agreement among Radica Games
                   Limited, Radica HK, Radica USA and Jon N. Bengtson.

     #   10.8(b)   December 1995 Amendment to such Employment Agreement.

     ~   10.8(c)   December 1997 Amendment to such Employment Agreement.

     >   10.9      1994 Stock Option Plan, as most recently  amendment  restated
                   in May 2000 to increase options

     >   10.11     Amendment  and  Restatement  to  Employment  Agreement  among
                   Radica USA,  Radica  Games  Limited  and Patrick  Feely dated
                   September 27, 2000

     >   10.13     Amendment and  Restatement  to Employment  Agreement  between
                   Radica Games  Limited and David C.W.  Howell dated  September
                   29, 2000

     >   10.14     Amendment and  Restatement  to Employment  Agreement  between
                   Radica Games Limited and Siu Wing Lam dated October 4, 2000

         10.15 Employment Agreement, dated as of May 25, 2001, between Radica UK Limited and John Doughty

     ##  10.16     Share Purchase Agreement dated as of June 24, 1999,  relating to the acquisition of the entire issued share capital of Leda
                   Media Products Limited (now Radica UK Limited).

         11.1      Statement re Computation of Per Share Earnings

         12.1      Statement re Selected Quarterly Financial Data

         21.1      List of subsidiaries

         23.1      Consent of KPMG

         23.2      Consent of Deloitte Touche Tohmatsu

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

## Incorporated by reference to Form 20-F for the year ended December 31, 1999.

>    Incorporated by reference to Form 20-F for the year ended December 31, 2000

The other exhibits not footnoted are included as part of this filing.