Form 20-F
period 2002-12-31
RADICA GAMES LTD
filed 2003-04-16
CIK 919642

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

For the Fiscal Year Ended December 31, 2002.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the Transition period from ________________________ to _____________________
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

         Title of each class                           Amount Outstanding
         -------------------                           ------------------
    Common Stock, Par Value $.01                           17,796,131

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes    X      No
              ------       -------

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17           Item 18    X
                 ------            ------

                              RADICA GAMES LIMITED

                       INDEX TO ANNUAL REPORT ON FORM 20-F
                          YEAR ENDED DECEMBER 31, 2002

                               ITEMS IN FORM 20-F

                                                                           Page
                                                                           ----

PART I                                                                        4
------

    ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS             4

    ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                          4

    ITEM 3.  KEY INFORMATION                                                  4

    ITEM 4.  INFORMATION ON THE COMPANY                                      11

    ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                    23

    ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                      28

    ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS               34

    ITEM 8.  FINANCIAL INFORMATION                                           35

    ITEM 9.  THE OFFER AND LISTING                                           35

    ITEM 10.  ADDITIONAL INFORMATION                                         36

    ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
              MARKET RISK                                                    39

    ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES         39

PART II                                                                      39

    ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES                  39

    ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
    USE OF PROCEEDS                                                          39

    ITEM 15.  CONTROLS AND PROCEDURES                                        40

    ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                              40

    ITEM 16B.  CODE OF ETHICS                                                40

    ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                        40

PART III                                                                     40

     ITEM 17.  FINANCIAL STATEMENTS                                          40

     ITEM 18.  FINANCIAL STATEMENTS                                          40

     ITEM 19.  EXHIBITS                                                      40

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth elsewhere in this Annual Report on Form 20-F for the fiscal year ended December 31, 2002. See "Item 3. Key Information - Risk Factors" in this report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data for the year ended October 31, 1998, the two months in the period ended December 31, 1998 (the Company's year end having changed from October 31 to December 31 in that year) and each of the four years in the period ended December 31, 2002. This data is derived from the financial statements included herein and from those previously reported for earlier periods. This summary should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this document.

                                                                                                         TWO MONTHS       YEAR
                                                                                                            ENDED         ENDED
(in thousands, except per share data and margins)                 YEAR ENDED DECEMBER 31,               DECEMBER 31,  OCTOBER 31,
                                                2002         2001           2000            1999            1998          1998
                                                ----         ----           ----            ----            ----          ----
INCOME STATEMENT DATA:
Net sales                                     $124,646      $98,554       $106,696        $136,716        $21,071      $155,618
Cost of sales                                   77,481       64,698         83,041          80,910         10,717        70,576
                                               -------       ------        -------         -------         ------       -------
Gross profit                                    47,165       33,856         23,655          55,806         10,354        85,042
                                               -------       ------        -------         -------         ------       -------
Operating expenses:
  Selling, general and administrative           27,695       26,279         32,322          28,353          3,639        27,507
  Research and development                       4,094        5,775          5,210           6,036            730         3,710
  Acquired research and development                 --           --             --              --             --         1,500
  Depreciation and amortization                  2,858        4,013          5,427           4,956            612         3,423
  Restructuring charge                              --        1,551          1,190              --             --            --
                                               -------       ------        -------         -------         ------       -------
Total operating expenses                        34,647       37,618         44,149          39,345          4,981        36,140
                                               -------       ------        -------         -------         ------       -------
Operating income (loss)                         12,518       (3,762)       (20,494)         16,461          5,373        48,902
Other income                                       306           24            781             718            471           807
Foreign currency gain (loss), net                1,744         (219)            49             304            (18)         (281)
Share of loss of affiliated company                 --           --             --          (1,748)          (120)         (334)
Net interest income                                 35          136            664           1,469            289         1,896
                                               -------       ------        -------         -------         ------       -------
Income (loss) before income taxes               14,603       (3,821)       (19,000)         17,204          5,995        50,990
(Provision) credit for income taxes             (2,669)        (553)           901            (149)          (176)          226
                                               -------       ------        -------         -------         ------       -------
Net income (loss)                              $11,934      $(4,374)      $(18,099)        $17,055         $5,819       $51,216
                                               =======       ======        =======         =======         ======       =======
Net income (loss) per share - basic              $0.67       $(0.25)        $(1.03)          $0.94          $0.31         $2.53
                                               =======       ======        =======         =======         ======       =======
Weighted average number of common shares        17,726       17,612         17,608          18,144         18,883        20,240

Net income (loss) per share - diluted            $0.65       $(0.25)        $(1.03)          $0.90          $0.29         $2.39
                                               =======       ======        =======         =======         ======       =======
Weighted average number of common shares
  and common equivalent shares                  18,336       17,612         17,608          18,979         20,094        21,488

                                                                                  (continued)

                                                                  4

                                                                                            TWO MONTHS       YEAR
                                                                                              ENDED          ENDED
(in thousands, except per share data and margins)                 YEAR ENDED DECEMBER 31,   DECEMBER 31,  OCTOBER 31,
                                            2002        2001         2000         1999         1998          1998
                                            ----        ----         ----         ----         ----          ----
INCOME STATEMENT DATA:
STATISTICAL DATA:
Gross margin                                37.8%        34.4%        22.2%        40.8%        49.1%        54.6%
Operating margin                            10.0%        (3.8%)      (19.2%)       12.0%        25.5%        31.4%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                           $50,155      $36,709      $42,619      $65,123      $65,776      $59,913
Total assets                               95,302       88,407       99,315      122,174      108,190      113,521
Long-term debt                                  -        1,825        5,473       10,946            -            -
Total debt                                  2,671        6,319       12,901       13,809            -            -
Common stock                                  178          176          176          176          189          189
Shareholders' equity                       74,636       63,052       67,388       86,062       85,735       79,839

RISK FACTORS

         Investment in the shares of Common Stock of Radica Games Ltd ("the Company") involves a significant degree of risk. Prospective investors should carefully consider the following factors together with the other information contained or incorporated by reference herein prior to making any investment decision regarding the Company or its securities.

MANUFACTURING IN CHINA

         The Company's factory (the "Factory") location is in Southern China and its headquarters are in Hong Kong, which is a Special Administrative Region of China. See "Item 4. Information on the Company - Description of Business - Manufacturing Facilities".

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

         Chinese Taxation. The Company paid $920,000 in foreign enterprise tax on its Joint Venture in China in 2002, the fourth year it has paid foreign enterprise tax in China. The Company was granted 50% relief from foreign enterprise tax through December 31, 2001 under the Foreign Enterprise Law of The People's Republic of China ("PRC"), and was therefore taxed at 12%. In 2002, the Company was taxed at the full rate of tax of 24%; however, the Company is applying to be designated as an "Export Oriented Enterprise", which will reduce its tax rate to 12% if the application is successful. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC foreign enterprise taxes (see "Item 4. Information on the Company - Description of Business - Manufacturing Facilities").

         The PRC assesses tax on the Company based on two separate contracts: a Processing Agreement (PA) and a Joint Venture (JV) contract. The JV contract is a joint venture with the local township that lasts through August 12, 2024 and tax is payable quarterly based on tax rates determined upon entering the agreement. The tax on a PA is assessed on labor and raw material costs submitted periodically to the PRC customs offices throughout the year. During 2001, the Company made a decision to end its use of PA contracts. As of the date of this report, the Company had one outstanding PA contract for which a discharge has been applied. The Company does not expect to have any open PA contracts by June 30, 2003.

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

DEPENDENCE ON CURRENT PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS

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

         For most of the Company's history, electronic games made up a significant portion of the Company's overall sales (see chart on page 16). In 1998 and 1999, electronic games made up 77.1% and 64.2%, respectively. In response to the heavy concentration of sales within this category, Radica has worked to diversify its product lines. Electronic games accounted for 54.2%, 53.0% and 50.3% of sales in 2000, 2001 and 2002, respectively.

         Future products may utilize different technologies and require knowledge of markets in which the Company does not presently participate. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

         There is no assurance that retailers will react positively to new product introductions. There is also a risk that the demand for new or existing products could drop suddenly. As a result, the Company may build excess quantities of certain products and subsequently have to put inventory provisions in place to mark the value of excess inventory quantities down to their estimated market value.

         There are often technical challenges in bringing a product into production. The Company may announce and sell a product but later find it must be delayed or abandoned due to difficulties in engineering and manufacturing. There can be no assurance that an announced product will ship on time or not be abandoned.

NO ASSURANCE OF GROWTH

         There can be no assurance that the Company will achieve future growth in net sales or that it will be able to maintain its present levels of net sales or profitability. The Company's current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products, e.g., Handheld games, Barbie(TM) electronic games, the Girl Tech(R) line, Play TV(R) products, video game accessories ("VGA") sold under the Gamester(R) brand, Original Design Manufacturing ("ODM") and Original Equipment Manufacturing ("OEM") products.

DEPENDENCE ON MAJOR CUSTOMERS

         Historically, a significant portion of the Company's sales have been concentrated with a few large retail customers. See Note 18 of Notes to the Consolidated Financial Statements included herein. Most of the Company's retail customers operate on a purchase order basis and the Company does not have long-term contracts with its retail customers. While management considers the Company's relationships with its major retail customers to be good, the loss of one or more of its major retail customers would have an adverse effect on the Company's results of operations.

         On January 22, 2002 the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company's receivable exposure was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy were incurred during 2002. The Company continued to sell to Kmart under a debtor-in-possession agreement during 2002 and will closely monitor its account with Kmart in order to minimize future exposure.

         During 2002, a significant portion of the Company's sales also came from Shinsedai Co., Ltd. ("SSD") in the form of OEM projects. Additionally, a significant portion of OEM sales came from Hasbro, which is also a competitor of the Company.

The Company does not have a specific contract with SSD or Hasbro regarding these projects and there is no assurance that the Company will continue to receive orders from SSD or Hasbro, which could have an adverse effect on the Company.

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

         SSD supplies the chips used in Radica's Play TV and Connectv(R) lines of products. If SSD refused or were unable to provide these chips, the Company would be unable to manufacture and distribute these product lines.

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

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         From time to time, Radica expands into related or new businesses in order to diversify and grow. Examples include the development of its ODM and OEM partnerships and its expansion into the VGA market. There is no assurance that such businesses can be retained or that the Company will be successful in such ventures.

NO ASSURANCE OF CONTINUED ODM/OEM BUSINESS

         The Company manufactures goods for third parties, often without a contract. The Company's contracts with ODM/OEM customers can generally be terminated by either party on short notice, therefore there can be no assurance that such business can be retained for an extended period of time. Loss of such business would materially affect the Company's revenues.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company is substantially dependent upon the expertise and services of its senior management personnel. The loss of the services of senior executives would have an adverse effect on the Company's business.

SEASONALITY

         The Company experiences a significant seasonal pattern in its operating results and working capital requirements. The Company typically generates most of its sales in the third and fourth quarters of its fiscal year, prior to the traditional gift season. The high level of seasonality causes the Company to take large risks in the purchase of inventory and extending credit to customers for the holiday season. There can be no guarantee that the Company or its customers will sell all their inventories. Excess inventory at year-end may result in financial losses from obsolescence reserves, returns, markdowns and bad debts.

         The Company's operating results may also fluctuate during the year due to other factors such as the timing of the introduction of new products. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. See
Exhibit 12.1 Statement re Selected Quarterly Financial Data included herein.

INDUSTRY AND PRODUCT LINE VOLATILITY

         The toy and game industry is known for a high level of volatility as a result of changing consumer tastes, competition and over saturation of popular products. Radica has experienced significant volatility in its results in its past history. While the Company has diversified its business in recent years to reduce volatility, there can be no guarantee that this history of volatility will not continue.

COMPETITION

         The electronic games, youth electronics and VGA businesses are highly competitive. The Company currently faces direct competition from a number of other producers of handheld electronic games and video game accessories. The barriers for new producers to enter into the Company's markets are relatively low and the Company expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than the Company. In addition, with respect to ODM/OEM manufacturing, the Company competes with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face new competition.

INTELLECTUAL PROPERTY RISKS

         From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the Company's industry generally or to the Company's business specifically. The Company will evaluate each claim relating to its products or other aspects of its business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company's products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company's products or manufacturing methods should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company. See "Item 8. Financial Information - Legal Proceedings".

PRODUCT LIABILITY

         Historically, the Company has had only a minor experience of complaints relating to injuries or other damages caused by its products. However, in recent years the Company has introduced products that involved more active play including its Play TV baseball, snowboard and boxing games. In fiscal 2000, the Company received a number of consumer complaints that bats used in the Play TV baseball game could be broken resulting in a projectile striking a game participant. The Company recalled the bats for replacement with a reengineered bat. The Company is in the process of handling all remaining claims resulting from damages from the recalled bat and all pending claims are covered by the Company's product liability insurance. The Company may be exposed to claims for damages in these or other circumstances, some or all of which may not be covered by insurance. There can be no guarantee that current or future products may not result in claims or that the Company's insurance will be adequate.

TAXATION

         The Company cannot predict whether its tax rates will change as tax regulations and the application or interpretation thereof in the various jurisdictions within which the Company operates are always subject to change. See "Item 4. Information on the Company - Description of Business - Taxation of the Company and its Subsidiaries". Taxes are subject to audit. There can be no guarantee that additional taxes may be due as a result of audits or other factors. See also "Risk Factors - Manufacturing in China - Chinese Taxation".

COPY PRODUCT

         On occasion in the electronic games and VGA industries, successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property there can be no guarantee that knock-offs will not have a significant effect on its business. The costs incurred in protecting the Company's intellectual property rights could be significant and there is no assurance that the Company will be able to successfully protect its rights.

BAD DEBTS AND RETURNS

         While the Company performs full credit checks on all of its customers it cannot be assured that any customer will not default on a payment of debt. Such a default could have a significant effect on the Company's results. It is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. It is the Company's policy in North America to only take back defective product and while the Company believes it will be able to enforce this policy under normal industry conditions, it may not be possible to enforce this policy in all cases. The VGA market generally experiences a higher rate of defective and overstock returns than the electronic and mechanical game market does. Generally, defective VGA that are manufactured by third party manufacturers are returned to the manufacturer or destroyed on site for credit. In such cases, there is no guarantee that the Company will be paid by the manufacturer.

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. The Company minimizes the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of Radica product returns. The Company establishes provisions based on historical experience at the time of sale of the related products. The return of non-defective products occurs infrequently in the US. In the UK market, accepting non-defective product returns is regular industry practice and is required in certain vendor agreements.

CONTROL BY EXISTING SHAREHOLDERS

         The Company's largest shareholders (see "Item 7. Major Shareholders and Related Party Transactions - Control of Registrant") including a group that consists of Dito Devcar Corporation and certain related persons, and a group that consists of RAD Partners 1999 LLC and certain related persons and/or Mary Hansen, own beneficially in the aggregate a majority of the outstanding Common Stock. Assuming that they were in agreement, such persons would have the power to elect the Company's directors and to approve or disapprove all other matters requiring shareholders' approval regardless of the vote of any other shareholders.

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

SHARES ELIGIBLE FOR FUTURE SALE

         At December 31, 2002, the Company had 17,796,131 shares of Common Stock outstanding. The Company estimates that most of such shares were sold in a registered offering or in a transaction under Rule 144, and therefore such shares (other than any shares purchased by "affiliates" of the Company) are tradable without restriction. The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of such rule. In addition, the Company has granted to the Hansen Trust certain registration rights with respect to its shares. (See "Item 7. Major Shareholders and Related Party Transactions - Interest of Management in Certain Transactions") No predictions can be made as to the effect, if any, that market sales of shares by existing shareholders or the availability of such shares for future sale will have on the market price of Common Stock prevailing from time to time. The prevailing market price of Common Stock could be adversely affected by future sales of Common Stock by existing shareholders.

LICENCES AND ROYALTIES

         The Company has entered into various license and royalty agreements in which it pays fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of the Company's product line. The agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. There can be no assurance that the Company will be able to meet these projected expections and may be obligated to pay unearned fees as a result. Licence and royalty agreements are for fixed terms and often contain performance-related covenants. There is no assurance that the Company will be able to maintain or extend the rights to its existing licences.

CONSIGNMENT INVENTORY

         During 2001, the Company entered into distribution agreements in France and Germany in which inventory is sold to the distributors on a consignment basis. The Company has implemented controls to ensure that the physical inventory is regularly matched to the Company's internal records. There is no assurance that the consumer demand for the product in France and Germany will match the distributors' anticipated demand and there is a risk that the Company will be left with excess inventories in these markets, which would need to be closed out at prices below cost.

LABOR

         Labor disputes initiated by unions and trade groups could negatively impact the business of the Company's vendors and customers. Such disputes could ultimately cause shipping delays, increased costs and lost revenues resulting from failure to deliver product to customers. The Company has no way of anticipating when such actions will occur.

SOURCING

         The Company sources batteries, power sources and various electronic devices from various manufacturers for certain customers and receives most of its sourcing revenue from one customer. This revenue is subject to bid and there can be no assurance that this customer will not find another agent or method of sourcing.

DEPENDENCE ON VGA PLATFORM PROVIDERS

         The Company's VGA Product Range (Gamester), is dependent on First Party Manufacturers of video game consoles such as Sony, Microsoft and Nintendo to continue to support and market existing games platforms like PlayStation(R) 2, Xbox(TM) and Game Boy(R) Advance, and to continue to develop gaming formats and accompanying software in the future. Radica cannot guarantee success in this category, without the ongoing support of these platform providers. If a platform is withdrawn from the market or fails to sell, the Company may be forced to liquidate its inventories or accept returns resulting in significant losses.

PROFITABILITY OF THE VGA BUSINESS

         The Company's VGA product line, Gamester, has not been profitable since the acquisition of the line in 1999. Several factors have contributed to the losses including delays in third-party platform introductions, slower than expected realization of full US distribution and price wars on certain commodity VGA items. While the Company believes that it has taken measures during 2002 to ensure that the line will be successful in 2003, there is no guarantee that the VGA line will be profitable in the future or that the Company will continue to manufacture and distribute the line in future years. Continued future losses or withdrawal from the VGA business may result in significant write downs of certain Company assets.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

         Radica Games Limited (NASDAQ: RADA) manufactures and markets a diverse line of electronic entertainment products covering three product lines - electronic games carrying the Radica and Play TV brand names, Gamester branded video game controllers & accessories, and youth electronics carrying the Girl Tech and Barbie(TM) brand names. Radica also manufactures for other companies in the electronic game industry and provides sourcing services for retail customers. Manufacturing services are classified as a fourth product line while sourcing services are included within the results of other product lines as appropriate. The business is divided into two reportable segments: Games, which includes the electronic games and youth electronics product lines as well as manufacturing services, and Video Game Accessories ("VGA") which relates to the Gamester product line. Sourcing services are provided within both reporting segments.

         Founded in 1983 by Americans living in Hong Kong, the Company is headquartered in Hong Kong and manufactures its products in its Factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2002 it had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc. In the United Kingdom, the Company's subsidiary had the largest market share of the video game controller market among third-party manufacturers in 2001 according to industry data source, Chart Track. In 1994 the Company went public when its shares began trading on the NASDAQ exchange and are traded under the RADA symbol. A complete description of Radica's product line and company information can be found on its website (www.radicagames.com).

         Radica employs about 4,000 people worldwide in its group of companies. The Company's largest retail customers include Wal-Mart, Target, Toys R Us, Kmart, Kohl's, Argos and Kay Bee. Its largest manufacturing customers are SSD Company (Japan) and Hasbro. Internationally the Company sells products in approximately 30 countries.

HISTORY OF PRODUCT LINES

ELECTRONIC GAMES

         The Company has operated as a marketer and manufacturer of games since 1983, starting a small operation in Hong Kong providing souvenir casino games for the Las Vegas market including mechanical, toy, bank slot machines. Radica expanded into the electronic game business setting up a factory in China in 1991 and a distribution operation in the United States in 1992. The business grew substantially from that point and the Company became the leading supplier of casino type electronic handheld games in the US market with games such as Video Poker and Video Blackjack. The Company's electronic game products are sold under the Radica and Play TV brand names.

         In 1995 Radica began to diversify its product line into other electronic handheld game areas beyond casino themed games. The Company began to offer classic games such as Solitaire, Hearts and Gin Rummy, and sports games such as its World Class Golf(TM) and Football. In addition to the casino and classic games that helped build the Company, in recent years Radica has expanded its electronic game offerings to a very broad line of electronic games including virtual fishing games such as Bass Fishin'(TM), virtual hunting games such as Buckmasters(R) Deer Huntin'(TM), a line of games based on EA SPORTS(TM) products, TETRIS(R) and Rush Hour(TM), Harley-Davidson(R) licensed games, and other games such as King Pin Bowling(TM), Talking Bingo(TM) and Ultimate Pinball(TM).

         During its history Radica has become known as an industry leader in innovation and creative use of technology. For example, Radica's line of fishing games, one of the top-selling product lines in the history of electronic games, revolutionized the electronic handheld games category after its introduction in 1996. The games feature virtual motion-sensing technology that allows the player to use the physical game as a rod and reel. The player casts, feels the fish bite, sets the hook with a jerk, and reels in the fish with a real handle. This product started an industry trend in creating virtual reality games where the product provides the feel of the real sport. This is delivered by realistic game shapes, motion sensors and tactile feed back. For 2003 Radica is introducing Castmaster Bass Fishin'(R). Castmaster has a portable unit which detaches from the main rod to slip into a briefcase and allows the fisherman on the go to take practice fishing on the road. Place the unit back in the rod and you have a full-featured fishing game with all the realism and feedback for which Radica is known. Radica has expanded its line of virtual motion sensing games beyond the fishing category. An example of this is the Company's Buckmasters(R) Bow Huntin' II(TM) game. Motion sensors in the game mean you just tilt the game left and right and up and down to get the deer in you sight.

         In 2000, Radica developed virtual reality further when it introduced NASCAR(R) I-Racer(TM). The full headset complete with headphones, produce 3D graphics and digital dimensional sound for a virtual reality experience. Vibration feedback in the steering wheel puts you in the race. Radica also introduced in 1999 a line of Tiger Woods licensed electronic golf games shaped like a real golf club that were able to sense direction and velocity of swing as an input to the game.

         In 2000, Radica once again brought innovation to the electronic games category with the introduction of Radica Play TV games featuring XaviX(R) technology licensed from SSD Co., Ltd. The technology provides consumers with easy-to-use Play TV games, which are freestanding devices that plug directly into the TV and use the screen as the display. This single-chip, multi-processor integrated circuit is designed to generate high-quality graphics and sound on a television set without the use of a video game console. Most importantly the technology allows motion sensing control devices to interact with the TV images such as using a physical baseball bat controller to hit video pitches or a physical snowboard controller to control your race down a video ski slope. Play TV Baseball, Play TV Snowboarder, and Play TV Buckmasters(R) Huntin' were introduced in 2000 and 2001. In 2002 Radica expanded the Play TV line to include Play TV Baseball 2(TM), Play TV Boxing(TM), Play TV Soccer(TM) and Play TV Junior Construction(TM). In 2003 Radica will update its top selling Play TV Buckmasters(R) Huntin' by introducing Huntin' 2. Play TV will reach a whole new audience with Play TV Rescue Heroes(TM), an interactive vehicle playset based on Fisher-Price's(R) preschool vehicle, action figure and playset line.

         In 2001 Radica introduced Skannerz(R). Targeting boys 7-12, Skannerz utilizes UPC scanner technology to create a fun, collectible-driven game. Use Skannerz to scan the UPC code of any consumer product to download monsters, magic potions and weapons to use in battle. Play alone or link two game units to battle against a friend. Each game unit includes a comic book. Building on this line for 2003 Radica will launch Skannerz Commander for Spring and Skannerz Battle Orbz in Fall. Skannerz Commander allows kids to create and control their own tribe of all new monsters. Train the strong, banish the weak and compete head-to-head against your friends. Skannerz Battle Orbz is a whole new way to battle. Players collect "monster disks," create their team, train and battle them against their opponents using"Rolling Battle Action." You can learn more about Skannerz and Radica's new Skannerz products on its website (www.skannerz.com).

         In 2003 Radica will introduce its first multiplayer table top electronic game. Total Meltdown(TM) is a skill and action game which appeals to the whole family. Total Meltdown is a race against time that challenges players to test their mind and agility with four intense code-breaking games. With flashing lights, ticking clock and a taunting voice, players must complete the series of games: decipher the correct port for each of the "live wires;" complete a circuit with 12 perplexing pieces; crack the code to access the core and be agile enough to remove the core without touching the sides before it suffers a Total Meltdown.

VIDEO GAME ACCESSORIES

         In June of 1999, Radica announced the acquisition of Leda Media Products, a UK company that, with its Gamester brand, is a leader in video game controllers in Europe (now known as Radica UK Ltd.). To date, Radica has established unique and successful video game controller and accessory products to enhance game play and performance on video game consoles for Nintendo, Sony and Microsoft including game control pads, steering wheels and memory cards. All Gamester products are designed to make the game more fun or make the user a better player, bringing the unfair advantage(TM) to the gamer.

         Radica began shipping and selling the Gamester product line to the United States and Canada during the second half of 2001 and has moved most of the manufacturing of controllers into its Factory in China. The addition of Radica's wholly owned manufacturing plant in China served to boost the brand's credibility after the acquisition in 1999 with use of a thoroughly modern, high-tech, ISO 9001 certified facility. As a result, new product development is specially designed and built by Radica for the Gamester brand, except for certain items which are outsourced to third parties.

         Radica introduced many new innovative peripherals in 2002 including the pressure-sensitive slim line Sportsboard(TM), an interactive skateboard/snowboard for top selling PS2 "boarding" games such as Tony Hawk, Shaun Palmer and SSX(TM). Radica licensed Lotus(R) in order to develop Official replica racing wheels to enhance play on some of the most popular racing game titles. Lotus and Radica share commitment to quality and innovation, and the licensing agreement has produced the popular Lotus Pro Racer and the Lotus Xbox(TM) Steering Wheel.

         In 2001 Radica signed a worldwide licensing agreement with Microsoft to design, manufacture and market peripherals for the Xbox(TM) video game system. Xbox(TM) peripherals include the Vortex(TM) Controller, and the Pro Racer(TM) Hand-Held Wheel. Recognizing market demand, Radica recently introduced the Compact Pro game pad for all Xbox(TM) games.

         The portable video game category expanded in 2001 with the introduction of Nintendo's Game Boy(R) Advance (GBA). Radica has introduced several products for the GBA including the new Flood Light(TM) that provides a superior illumination of the GVA screen using a fluorescent light. The UK has licensed NXT(R), creators of sound technology, to develop speakers to enhance surround sound of all GBA software titles. The licensing agreement has created the popular GBA Mini Woofer. The GBA line includes a broad selection of cases, bags, chargers, adaptors and accessory packs. A detailed description of the Gamester line can be found on the Internet at www.gamesterusa.com (US) or www.gamesteruk.com (UK).

YOUTH ELECTRONICS

         In 1998 Radica acquired the start up Girl Tech Company. Girl Tech's mission is to enhance girls' lives and foster their use of technology by bringing to market personal, technology enhanced lifestyle electronics just for girls ages 8-12. These products are designed with girls' play preferences in mind addressing issues that are important to them such as privacy and communication. Girl Tech's products and services are tied by the common theme of encouraging girls to have fun with and benefit from the use of technology. The web site (www.girltech.com) contains over 600 pages of content to help address girls issues and acquaint girls with the uses of technology. It has been the recipient of website awards and is also a great place to see the Girl Tech product line.

         In 1999, Girl Tech introduced of a line of breakthrough products for girls, including the Password Journal(R), which uses voice recognition technology to keep a girl's journal safe from intruders. In 2001 and 2002, Password Journal 2 was among the top ten products in the Youth Electronics market according to The NPD Group. Based on this success, Radica continues to expand its Password line for 2002 with the introduction of a new item: Password Room Control(TM), the first electronic device that allows a girl to turn on or off electric appliances in her bedroom with the sound of her voice. Also added to the Girl Tech line for 2002 was Eye-Lock(TM) Room Guard, the high-tech way for girls to "snoop-proof" their bedroom. The high tech "eye-code" allows girls to enter their private color combination and secure their doorknob. Blink the correct code and you can enter, blink the wrong code and an alarm sounds. In 2003 Radica will continue to update and improve the Password Journal with a new Password Journal product. While maintaining the voice recognition lock and other features that have made the two previous versions of this product so popular, the new Password Journal allows girls to customize their journal by designing their own cover. The new Password Journal includes a gel pen and custom fit paper for girls to use their creativity to personalize their journal.

         Another introduction for Girl Tech in 2003 is Dare Ya!(TM), "The Ultimate Game of Truth or Dare." Girls can create their own double dares by recording them into the game. The game comes with traditional truth or dare cards in different categories such as gross, dreamy and performance. Truth or Dare has been a classic game for years and the new Dare Ya! from Girl Tech is taking it to a new level.

         In February of 2002 Radica and Mattel announced that Radica received a license to bring to market electronic girls lifestyle products and electronic games under the Barbie(TM) brand name. The product line previewed at the 2002 Toy Fair and featured products intended for a younger age range than its Girl Tech line and targets girls 3 to 7 years old. Barbie(TM) is the dominant brand in girls' toys

         The new Barbie(TM) electronics product line was led by the Barbie(TM) Dance Party(TM) game. This product allows girls to dance with Barbie(R) on TV through the use of the XaviX(R) technology that is used on the Company's Play TV line. The player is asked to follow Barbie(R)'s lead in fun dance moves and steps all demonstrated on the TV set. In 2003, Radica will introduce Scanimals(TM) Pet Rescue applying the same technology used in the Company's Skannerz product. Girls scan UPC codes in search of lost pets. There are 50 pets in all with different games such as Match and Obstacle Course. Based on the success of Password Journal, Radica will introduce My Secret Diary for the Barbie(TM) age girl. My Secret Diary opens electronically with a magnetic glitter pen. Additional games and accessories are planned for the future.

MANUFACTURING SERVICES

         Since 1996 Radica has designed, engineered and manufactured products for other companies in the electronic games business. The Company's Factory in Tai Ping, Dongguan, Southern China has 524,000 square feet of factory space and 308,000 square feet of dormitory space. It has the capacity to house in excess of 5,000 people and employment typically varies from 3,000 to 6,000 depending upon seasonal demands. The Factory is capable of manufacturing up to 800,000 units per week. Radica manufactures for other companies on an ODM (original design and manufacture) basis. Radica currently designs and manufactures games for Hasbro, WiZ and their customer Bandai, as well as SSD and their customers Takara and Epoch. Radica also provides sourcing services for customers in the UK market, the largest customer of which is Argos.

BUSINESS STRATEGY

         As a result of its efforts toward diversification, the Company now has a significant presence in four core product lines including electronic games, youth electronics, video game accessories and manufacturing services. The Company believes that these product lines are significantly related to each other in terms of their entertainment value and the expertise that is involved in delivering products in each of its categories of electronic entertainment. As a result there are synergistic skills that can be used to benefit each area of the Company's four core product lines. Within these product lines the Company is focused on building its five brands including the Radica brand of electronic games, the Play TV brand of electronic games, the Girl Tech and Barbie(TM) brands of youth electronics and game products, and the Gamester brand of video game accessories. It is the Company's strategy to focus on building each of these product lines and brands to their fullest potential through aggressive product development and marketing programs.

         The Company's products are sold to retail customers and foreign distributors who sub distribute to retail customers in certain other worldwide markets. The Company sells direct to retail customers in North America and the United Kingdom. While the Company may occasionally sell directly to retailers in other worldwide markets it usually sells through sub distributors.

         The Company also manufacturers most of its own products in its Factory in China in order to maintain quality and to minimize inventories of long lead-time electronic components. A small percentage of product sales come from products that are sourced from other factories by Radica's sourcing group. The Company utilizes the excess capacity of its Factory to manufacture products of a similar nature to its own products for other companies such as the Hasbro Games Group and SSD in Japan. The Company also provides sourcing services to certain retailers such as Argos in the United Kingdom. By providing such manufacturing and sourcing services to other companies Radica seeks to spread the overhead cost of its manufacturing and sourcing operations in order to improve profitability.

PRODUCT LINE SALES

         The following table sets forth a breakdown of the Company's sales by major product category for the last four fiscal years.

                                                              YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------------------------------------------------
                                               2002                                                  2001
                         -------------------------------------------------     -----------------------------------------------
                          % OF NET         NET          UNITS      NO. OF       % OF NET         NET         UNITS     NO. OF
PRODUCT LINES            SALES VALUE   SALES VALUE       SOLD      MODELS*     SALES VALUE    SALES VALUE     SOLD     MODELS*
------------------------------------------------------------------------------------------------------------------------------
(in thousands, except percentage and no. of models information)

Electronic Games               50.3%      $ 62,684       6,277        101          53.0%       $ 52,268      6,007       137
Youth Electronics              13.4%        16,744       1,208         22          11.9%         11,720      1,042        16
VGA                            12.7%        15,844       2,118        150          10.5%         10,335      2,070       130
Manufacturing Services         23.6%        29,374       6,666         30          24.6%         24,231      3,973        15
                              100.0%       124,646      16,269        303         100.0%         98,554     13,092       298

                                                              YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------------------------------------------------
                                               2002                                                  2001
                         -------------------------------------------------     -----------------------------------------------
                          % OF NET         NET          UNITS      NO. OF       % OF NET         NET         UNITS     NO. OF
PRODUCT LINES            SALES VALUE   SALES VALUE       SOLD      MODELS*     SALES VALUE    SALES VALUE     SOLD     MODELS*
------------------------------------------------------------------------------------------------------------------------------
(in thousands, except percentage and no. of models information)
Electronic Games               54.2%      $ 57,868      6,933        114            64.2%      $ 87,775      8,667       100
Youth Electronics              13.0%        13,897      1,211         12             5.4%         7,444        594         6
VGA                             9.5%        10,116      1,752        108             7.0%         9,558      1,871       139
Manufacturing Services         23.3%        24,815      4,686         22            23.4%        31,939      6,109        22
Total                         100.0%       106,696     14,582        256           100.0%      $136,716     17,241       267

* Number of models includes new and continuing products as well as a significant number of discontinued items often sold in small quantities from existing closeout inventories.


         Radica sells a broad range of electronic and mechanical handheld and tabletop games under the Radica brand name. These games simulate sports and recreational activities, such as fishing, hunting, golf, baseball and snowboarding; casino games, such as blackjack, poker and slots; and popular heritage games such as solitaire, checkers, Tetris(R) and crossword puzzles.

         During 1999, Radica introduced its Girl Tech line of electronic products. The Girl Tech line provides unique and innovative gadgets for girls that utilize technologies such as the electronic voice recognition used in Password Journal and Password Room Control.

         In June of 1999, the Company acquired Radica UK, which expanded its product portfolio to include VGA such as steering wheels, joypads, memory cards and other video game accessories for PlayStation(R), PlayStation(R) 2, Nintendo 64,

Nintendo Game Boy(R) and PC Platforms. The Company currently sells products for the following platforms: Sony PlayStation(R), Sony PlayStation(R) 2, Nintendo Game Boy(R) Advance, Nintendo GameCube(TM) and Microsoft Xbox(TM).

         During 2000, Radica introduced its Play TV line, featuring the XaviX(R) technology which allows users to plug games directly into their television set for display of the game contact on the screen without requiring connection through a video game system.

         During 2001, Radica entered into an agreement to become an approved licensed vendor of video game accessories for the Microsoft Xbox(TM). Xbox(TM) peripherals include the Xbox(TM) Pro Racer and the Xbox(TM) Vortex Assortment.

NEW PRODUCT INTRODUCTION

         Each year Radica plans to introduce new products to refresh and extend its product line. The company is currently following a strategy in the VGA business segment to reduce the number of stock keeping units (SKUs), focusing on only the highest potential products. In fiscal 2003, the Company intends to update its product line by introducing approximately 60 new products. This would represent a reduction of 31 new introductions from 2002 in the VGA line. In 2002, VGA introductions were higher than would be expected in 2003 due to the fact that new video game platform introductions required a higher level of supporting new products than in subsequent years.

             2003 vs. 2002 New Product Introductions (by category)

                                        2003              2002
                                        ----              ----
           Electronic Games               23                14
           Youth Electronics              12                 8
           VGA                            25                56
                                          --                --
           TOTAL                          60                78

         The Company believes that its strategy of offering various game models with differing features enables it to market its games to a wide age range of consumers with different tastes and financial means.

         The Company anticipates that new product introductions in fiscal 2003 will be concentrated in the second and third quarters of that year. It is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in fiscal 2003 will be delayed, which could delay or prevent certain anticipated product introductions.

LICENSING

         During fiscal 2002, Radica engaged in several licensing agreements in which the Company was given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

         Among the licensors were Electronic Arts, Group Lotus plc, UK, Buckmasters, Harley-Davidson, Elvis Presley Enterprises, Sony Pictures, makers of Men in Black II(TM), the Tetris(R) Company, New Transducers Limited, developers of NXT(R) manufacturing sound technology, SSD, developers of XaviX(R) technology, Microsoft, developers of Microsoft Xbox(TM) and Mattel, makers of Barbie(TM).

         The Company intends to incorporate some of these licenses into its 2003 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

MANUFACTURING

         Radica's manufacturing is generally limited to IC bonding, plastic injection, clamshell production, mold manufacture, surface mount technology ("SMT") and assembly operations. The Company orders customized components and parts from suppliers and uses subcontractors for more complicated operations such as masking of the Company's proprietary software onto the semiconductor chips used in its games, LCD tooling and a proportion of tooling of molds for its plastic parts.

         In 2002 the Company assembled most of the Radica and Girl Tech lines of products in order to control its costs, quality, production and delivery schedules. VGA were assembled both in-house and by third party manufacturers.

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

MANUFACTURING FACILITIES

         Radica currently manufactures its products at its Tai Ping Factory in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7 acre site and contains 524,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the Factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension would have been approximately $3.0 million, exclusive of manufacturing equipment. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and may continue when market demand warrants use of the additional space. The expansion has been sufficiently completed to the point that no impairment issues exist and it is currently being used for storage during peak production season. The unit capacity of the Factory depends on the product mix produced. In any event, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

         In June 1994 the Company entered into a joint venture agreement ("Joint Venture Agreement") with the local government to operate the Factory. The
Company contributed the cost of the construction of the Factory to the joint venture while the local village contributed the land-use rights. The joint venture is for 30 years after which it may be renegotiated. The construction cost of the Factory is being treated as a prepaid 30-year leasehold on the Factory. Upon the commencement of production, the local government received a fixed annual fee as the joint venture partner. The annual fee is subject to increases every three years and had originally been set at a 20% increase every 3 years but has been successfully renegotiated to be 10% every 3 years. Aside from the fixed annual fee paid to the Company's joint venture partner, the Company is the sole beneficiary of the results of the joint venture, and the Company solely controls the joint venture's operations, including the operating and capital decisions of the joint venture in the ordinary course of business.

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

         All of the Company's operations in the PRC, whether within the joint venture or the Processing Agreement are accounted for as wholly-owned operations and included in the Company's consolidated financial statements.

         During 2001, the Company made a decision to end its use of the Processing Agreement. As of the date of this report, the Company has one outstanding Processing Agreement contract which requires PRC tax authority approval before it can be transferred to the joint venture. An application has been made for this approval. The Company does not expect to have any open Processing Agreement contracts by June 30, 2003.

         In order to completely discontinue its use of Processing Agreement contracts, the Company must transfer all existing assets held under the Processing Agreement. This may require the Company to incur a one-time payment to increase the capital reserves of the Joint Venture Agreement. The amount of this payment has yet to be determined. The payment would not result in any outflow of funds in the Company's consolidated financial statements.

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

         Should the Company decide to curtail its manufacturing activities in China, it may be required to pay back certain tax benefits it has received and may be held liable for certain fees. Such liabilities may be substantial.

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

         The Company's major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 2002 included Arrow / Components Agent Limited (semi-conductor chips), Epson Hong Kong Limited (semi-conductor chips), Evergreen PCB Factory Limited (PCBs), GPI International Limited (batteries), Lead Jump Development Limited (PCBs), Meise Label Printing Fty (printing), Senmax, Limited (keypads), Sensory, Inc. (semiconductor chips), SSD Company, Ltd (semi-conductor chips), United Radiant Technology (HK) Limited (LCDs), Wintek Corporation (LCDs) and Yu Lee Printing Co. (printing).

         The Company's major suppliers of VGA in fiscal 2002 included Minwa Electronics Co. Ltd. (power adaptors), Mascotte Industrial Associates (HK) Ltd. (game accessories) and Jesmay Electronics Co. Ltd. (cables).

SALES AND DISTRIBUTION

         Radica's products are sold in approximately 30 countries, with the United States accounting for over 60% of net sales in fiscal 2002. The Company sells its products directly to over 350 active retailers in the US and UK and to approximately 30 distributors worldwide. The Company participates in the electronic data interchange ("EDI") program maintained by 15 customers in the USA including Wal-Mart, Target, Kmart, Kohl's, J.C. Penney's and Sears, and 7 customers in the UK, including Argos, Comet and Dixon's. In fiscal 2002, the largest customer of the Company, Wal-Mart, accounted for 24.7% of net sales; in addition ODM/OEM work for SSD accounted for 9.2% of net sales. All sales to third party distributors and retail customers are final upon transfer of title. In the case of the consignment distributors in France and Germany, sales are recognized only upon verification of sell-through to the customers of distributors. The top five customers were as follows:

                                         % OF SALES
        CUSTOMER NAME               FOR THE FISCAL YEAR
                                     2002         2001
                                     ----         ----
        1.  Wal-Mart (USA)          24.7%         22.8%
        2.  SSD (Japan)              9.2%         11.1%
        3.  TRU (USA)                8.5%          5.0%
        4.  Argos (UK)               8.3%          7.3%
        5.  Target (USA)             7.4%          6.1%

         The following table sets forth certain of the Company's major customers in 2002, including distributors (alphabetical order).

CATALOG SHOWROOMS                            DRUG/MASS MERCHANDISERS                   ELECTRONICS/GROCERY/ CONVENIENCE
-----------------                            -----------------------                   --------------------------------
Brookstone                                   Ames                                      About Time
Sharper Image                                Army Airforce Exchange                    Best Buy
                                             BJ Stores                                 Biggs Hypermarket
                                             Cokem                                     Circuit City
                                             Dollar General                            Comet
DEPARTMENT STORES                            Fred Meyer                                Corner Distributors
-----------------
J.C. Penney's                                Kmart                                     Dixon's
Kohl's                                       Meijer                                    Electronics Boutique
Woolworth's                                  Milton D Myer Co.                         Fry's
                                             Pamida                                    Gamestop
                                             QVC                                       Ingram Entertainment
                                             Ross Stores                               Musicland
                                             Shopko                                    Transworld Entertainment
                                             Snyder Drugs                              W.H. Smith
                                             Target
                                             Wal-Mart
                                             Zellers

MAIL ORDER/SPECIALTY GIFT SHOP OPERATORS     SPORTING GOODS STORES                     DISTRIBUTORS (RADICA)
----------------------------------------     ---------------------                     ---------------------
Avon                                         Sports Authority                          Amoy oy (Finland)
Buckmaster                                   Bass Pro Shops                            Estona Inc. (Japan)
Custom Souvenir and Novelty                                                            Forte Co. Ltd. (Japan)
DFS North America                                                                      Galeria 765 S.A. de C.V. (Mexico)
Dufferen Game Room Stores                                                              Gemini Industria F Comericio (Brazil)
Figis                                        TOY RETAILERS                             Imbi Mario Trading (Malaysia)
                                             -------------
Hammacher Schlemmer                          Kay Bee                                   Importadora Maduro S.A. (Panama)
Home Shopping Network                        Toys'R'Us                                 Irwin Pacific Pty, Ltd. (Australia)
Host Marriott Corp                                                                     John Hansen Co. (USA)
Spiegel                                                                                Lansay (France)
Spillsbury                                                                             Masudaya Corp. (Japan)
Spencer Gifts                                DISTRIBUTORS (VGA)                        Playthings Pte Ltd. (Singapore)
                                             ------------------
Starboard Cruise Services                    Giochi Preziosi (Italy)                   Replay Interactive (Singapore)
Wish Book                                    Koch (Germany)                            Souvenirworld (USA)
Zany Brainy                                  Nobilis (France)                          The Oriental Trading Co. (Hong Kong)
                                             Pifa S.A. (Belgium)                       Universal Electronics (Lebanon)
                                             Top Toy (Denmark)
                                             Unsaco AS (Norway)

         The  acquisition of Radica UK gave the Company the resources to move UK
sales  of  Radica  product   in-house.   Subsequently,   Radica  terminated  its
distribution agreement with its UK distributor in 1999.

         Radica USA uses regional sales managers working for the Company to manage its customers as well as the manufacturers representatives and brokers that sell its products to certain retailers. These manufacturers representatives are not employees of the Company and work on a commission basis.

         The Company's customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders eight weeks in advance of delivery. Accordingly the Company generally operates without a significant backlog of regular orders.

         During  2002,   the  Company  sold  on   consignment   to  two  of  its
distributors: Nobilis in France and Koch in Germany (see "Item 3. Key Information - Risk Factors - Risk of Consignment Inventory"). At the end of 2002, the Company terminated its current agreement with Nobilis and is in the process of negotiating a distributor agreement with them. The impact of this decision has been accrued for as at 31 December 2002.

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. The Company minimizes the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of Radica product returns. The Company establishes provisions based on historical experience at the time of sale of the related products. The return of non-defective products occurs infrequently in the US. In the UK market, accepting non-defective product is regular industry practice and the Company establishes its return provisions on such sales based on experience.

         In February 2003, the Company gave notice of termination to both Nobilis and Koch of their distributor agreements. The Company took a provision against the consignment inventories held by these distributors that was accrued for as of 31 December 2002. While the Company believes the accrual is adequate to cover potential losses, there can be no guarantee it will be adequate.

         The Company's Radica, Girl Tech, Play TV and Connectv products carry a 90 days consumer warranty from the date of sale. The Company's VGA products carry a one year warranty from the date of sale. In each of the last three years, warranty costs incurred have been less than 3% of net sales and substantially all warranty claims are received within 90 days of invoice.

PRODUCT DEVELOPMENT

         At the end of 2002, Radica's engineering and development department had approximately 97 staff worldwide. The Company's product development starts with design teams in Dallas, Texas; and Hertfordshire, England and continues through to the engineering teams in Shenzhen and in the Dongguan Factory. The Company has a formalized product development process that includes quarterly meetings of its worldwide product development and sales departments. In fiscal 2000, 2001 and 2002, the Company spent approximately $5,210,000, $5,775,000 and $4,094,000 respectively, on research and development. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company's sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company's product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price. The Company also reviews product submission from a network of third party inventors that have been approved by management. These submissions are subjected to the same product development process and market demand considerations as internal submissions.

         In January of 2002, the Company executed its December 2001 reorganization plan that included the closure of the San Francisco research and development office and the relocating of the Hong Kong engineering positions to offices in China. This reorganization significantly reduced costs without decreasing efficiency. By trimming the breadth of its product lines going forward, the Company expects to continue developing the majority of products internally during 2003. However, changes in business philosophy or unforeseen circumstances may arise that could force the Company to outsource a larger than expected amount of its development work.

SEGMENT INFORMATION

         See Note 19 of the Notes to the Consolidated Financial Statements included herein.

ORIGINAL DESIGN MANUFACTURING AND ORIGINAL EQUIPMENT MANUFACTURING

         In 1995, the Company was successful in establishing a relationship with the Hasbro Games Group to design and manufacture products for them. The Company continues to manufacture for Hasbro, which is also Radica's largest competitor, and also has OEM and ODM business with SSD of Japan. In 2002 the Company used the technology developed for its Skannerz product line to build D-Scanner for WiZ of Japan. The Company intends to pursue other ODM and OEM business in the future. However it is uncertain whether the Company can retain its current business on a long-term basis or successfully attract additional ODM business or that it will be profitable.

INTELLECTUAL PROPERTY

         The Company owns many patents, trademarks and copyrights and is in the process of registering other intellectual properties. It will continue to apply for intellectual property registrations on new products as management deems necessary.

         The Company anticipates that patents, trademarks, copyrights and other intellectual property rights will become increasingly important in the electronic entertainment industry in which the Company operates, particularly since the Company is introducing a wider range of products. As the industry focuses on intellectual property matters, there will be opportunities for the Company to protect its products through patents, trademarks and other formalized filings, although the efficacy of these protections is uncertain. By the same token, the Company will be exposed to risks that its products or other aspects of its business will be found to infringe the intellectual property rights of others. See "Item 3. Key Information - Risk Factors - Intellectual Property Risks".

COMPETITION

         The games business is highly competitive. Radica believes that it is one of the leading sellers of electronic games and youth electronics. The Company's primary competitor is the Hasbro Games Group ("Hasbro"), which is also an OEM customer of the Company. Hasbro procures its products from manufacturers in China including Radica. The barriers for new producers to enter the Company's markets are relatively low and the Company expects that it will face strong competition. The Company competes for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than the Company, are better established in the toy and games industry and are larger than the Company. The Company's products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM/OEM activities, the Company competes with a number of substantially larger and more experienced manufacturers. As the Company enters other markets and businesses, it expects to face strong competition.

         The VGA market is also highly competitive. The market share in the UK is spread primarily amongst ten companies that have 63.5% of the overall market. The Company began significant distribution of VGA in the US market in 2001. Like the handheld electronic games market, the Company competes for customer purchases on the basis of price, quality, and features and for retail shelf space on the basis of service. Major competitors are MadCatz, Pelican, Guillemot and Big Ben.

         In January 2003 the Company established Radica (Macao Commercial Offshore) Limited in Macao, China to handle all sales administration on behalf of the Factory in Dongguan.

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

         The Hong Kong profits tax rate currently applying to corporations is 16%. The Hong Kong government has recently announced that this rate will increase to 17.5% in 2003. Currently, Radica HK and one other Hong Kong-based subsidiary pay Hong Kong profits tax on service and sales income.

         On July 1, 1994, the Company's manufacturing operations were transferred to a Sino-Foreign Joint Venture. As Radica Games itself does not carry on any business in China, it is not subject to tax. The Joint Venture enjoyed a two year tax holiday which expired in 1999. From January 1, 1999 to December 31, 2001 its profits were taxed at a reduced rate of 12%, half the regular tax rate of 24%. In 2002, the Company was taxed at the regular tax rate plus a local tax rate of 3%, but has applied to be designated as an "Export Oriented Enterprise", which will reduce its tax rate to 12% if the application is successful. The excess tax paid in 2002 will offset the profit tax of 2003 if the application for a reduced rate is approved in May 2003.

         Radica USA and Disc Inc. are fully subject to US and Canada federal taxation, as well as any applicable state or local taxation, on their taxable income. Currently, the highest marginal rate of US federal corporate income tax is 35%; the highest marginal rate of Canada federal corporate income tax is 25%. In addition, dividends paid by Radica USA and Disc Inc. to the Company will be subject to a 30% US federal withholding tax, resulting in an effective rate of US federal taxation on distributed profits of up to 54.5%.

         Radica UK is fully subject to UK corporate taxation. The UK profits tax rate currently applying to corporations is 30%.

EMPLOYEES

         As of December 31, 2002 the Company's workforce was comprised of the following:

         Production    Sales and    R&D     Finance    Operations    Total by
                       Marketing                        & Admin      location
--------------------------------------------------------------------------------
Asia          4,015         6        79        24          124          4,248
--------------------------------------------------------------------------------
USA             -          21        13         9           14            57
--------------------------------------------------------------------------------
Europe          -          10         5         5            7            27
--------------------------------------------------------------------------------
Total         4,015        37        97        38          145          4,332
--------------------------------------------------------------------------------

         At December 31, 2001 and 2000 the Company's workforce comprised 4,185 persons and 4,378 persons, respectively.

         None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage. Management believes that its employee relations are good.

DESCRIPTION OF PROPERTIES

         See "Manufacturing Facilities" above. The Company completed the first phase of construction of its Factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. The Factory currently contains 524,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the Factory commenced in December of 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and will continue when market demand warrants use of the additional space. The Company owns a long-term leasehold on its executive offices (13,561 sq. ft. inclusive of 2 leased units of 4,482 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as two houses for employees in Hong Kong (2,100 sq. ft. each) which have been made available to Mr. Howell and Mr. Scott, officers of the Company. Radica operates its Factory under the terms of the Joint Venture Agreement and Processing Agreement. The Company leases additional office space in Hertfordshire, UK and Macau, Dallas, Texas and Pasadena, California. The Company leases showrooms in Tsim Sha Tsui, Hong Kong and New York, New York and provides individual offices for sales personnel employed in Massachusetts and Illinois. During 2002, the Company sold one of its executive units in Fo Tan, Hong Kong totaling 1,843 sq. ft., leased one of its Fo Tan units totaling 2,589 sq. ft. and plans to lease additional space in another Fo Tan unit totaling 2,500 sq. ft in 2003. In addition, during 2002 the Company leased out the house that had been made available to Mr. Howell and is currently paying rent on a different house for Mr. Howell in Hong Kong.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

FISCAL 2002 COMPARED TO FISCAL 2001

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                        Year ended December 31,
                                                        -----------------------
                                                         2002           2001
                                                        ---------     ---------

Net sales                                               100.0%         100.0%
Cost of sales                                            62.2%          65.6%

Gross margin                                             37.8%          34.4%
Selling, general and administrative expenses             22.2%          26.7%
Research and development                                  3.3%           5.8%
Depreciation and amortization                             2.3%           4.1%
Restructuring charge                                      0.0%           1.6%

Operating income (loss)                                  10.0%          (3.8%)
Other income                                              0.3%           0.0%
Foreign currency gain (loss), net                         1.4%          (0.2%)
Interest income, net                                      0.0%           0.1%

Income (loss) before income taxes                        11.7%          (3.9%)
Provision for income taxes                               (2.1%)         (0.5%)

Net income (loss)                                         9.6%          (4.4%)

         The Company reported net income of $11.9 million for fiscal year 2002 or $0.65 per diluted share versus a net loss of $4.4 million or $0.25 per diluted share for fiscal year 2001.

         Summary of sales achieved from each category of products:

                                                  YEAR ENDED DECEMBER 31,
                        ----------------------------------------------------------------------
                                        2002                                  2001
                        --------------------------------     ---------------------------------
                           % of Net           Net               % of Net            Net
Product Lines            Sales Value      Sales Value          Sales Value      Sales Value
--------------------------------------- ----------------     ---------------- ----------------
(US$ in thousands)

Electronic Games                 50.3%         $ 62,684                53.0%         $ 52,268
Youth Electronics                13.4%           16,744                11.9%           11,720
VGA                              12.7%           15,844                10.5%           10,335
Manufacturing Services           23.6%           29,374                24.6%           24,231
                        --------------- ----------------     ---------------- ----------------
Total                           100.0%        $ 124,646               100.0%         $ 98,554
                        =============== ================     ================ ================

         Gross margin for the year was 37.8% compared to 34.4% for the year ended December 31, 2001 as a result of improved cost control, factory efficiencies and product mix.

         Operating expenses for the year were $34.6 million compared to $37.6 million for the year ended December 31, 2001. The decrease in expenditure was as a result of cost reductions, including R&D due to the restructuring announced in Q4 2001, offset by increased variable costs due to the 26.5% increase in sales. In addition depreciation and amortization charges dropped by $1.2 million of which $0.8 million was due to the adoption of SFAS 142 and the resulting cessation of amortization of goodwill.

         The following table shows the major operating expenses and income taxes:

                                                 Year ended December 31,
                                           --------------------------------
(US dollars in millions)                        2002               2001
                                           --------------     -------------

Commissions                                        $ 0.6             $ 0.7
Indirect salaries and wages                          8.1               8.2
Advertising and promotion expenses                   8.5               8.1
Research and development expenses                    4.1               5.8
Provision for income taxes                           2.7               0.6

         Research and development costs decreased from 2001 as a result of the 2001 reorganization (see "Item 4. Information on the Company - Description of Business - Product Development"). The increase in the provision for income taxes from 2001 was primarily the result of a valuation allowance put in place to offset the UK deferred tax asset.

CAPITAL RESOURCES AND LIQUIDITY

         At December 31, 2002 the Company had $32.7 million of cash and net assets of $74.6 million compared to $25.8 million and $63.1 million, respectively at December 31, 2001. The Company generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit.

         At December 31, 2002, cash and cash equivalents, net of short-term borrowings, were $31.8 million of which $9.0 million of cash deposits have been pledged as security for undrawn or substantially repaid facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits given the significant excess of pledged assets over outstanding borrowings. This compares with cash and cash equivalents, net of short-term borrowings of $25.0 million at December 31, 2001. The Company generated approximately $12.0 million, $10.3 million and $(4.7 million) of net cash from its operating activities in 2002, 2001 and 2000, respectively. The increase in 2002 from 2001 was primarily a result of higher sales revenue and higher gross margins in 2002 compared to 2001, combined with decreased expenditure as a result of cost reductions in operations. Receivables increased to $15.1 million from the December 31, 2001 level of $13.9 million. This was the result of higher sales during the second half of 2002 compared to the same period in 2001. Inventories increased to $20.4 million from $17.2 million at December 31, 2001 primarily as a result of inventory buildup in preparation for the first quarter of 2003. The reserves for doubtful accounts, customer returns, warranty expenses and accrued sales allowance were as follows:

                                                 Balance at                                               Balance at
                                                 beginning          Charged to       Utilization /          end of
(US dollars in thousands)                         of year            expense           write-offs            year
                                                  -------            -------           ----------            ----

2002
   Allowance for doubtful accounts                    $ 2,207            $    60           $ (1,952)           $   315
   Allowance for estimated product returns              1,555                390               (698)             1,247
   Accrued warranty expenses                              900              1,771             (1,631)             1,040
   Accrued sales allowance                              3,912              1,864             (2,186)             3,590
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 8,574            $ 4,085           $ (6,467)           $ 6,192
                                               ===============    ===============    ===============    ===============

2001
   Allowance for doubtful accounts                    $ 2,073            $ 1,056           $   (922)           $ 2,207
   Allowance for estimated product returns              1,494              1,528             (1,467)             1,555
   Accrued warranty expenses                              950              1,911             (1,961)               900
   Accrued sales allowance                              3,717              2,914             (2,719)             3,912
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 8,234            $ 7,409           $ (7,069)           $ 8,574
                                               ===============    ===============    ===============    ===============

         Current liabilities were $20.7 million at December 31, 2002 compared to $23.5 million at December 31, 2001. The decrease was the result of reduction in accounts payable, current portion of long-term debt and accrued expenses from 2001.

Prepaid assets decreased to $1.7 million from $2.3 million at December 31, 2001. This was the result of a decrease in prepaid license and royalty fees. Accrued payroll and employee benefits increased to $2.8 million at December 31, 2002 from $0.9 million at December 31, 2001 primarily as a result of accrued bonuses relating to the 2002 fiscal year. Total debt stood at $2.7 million at December 31, 2002, down $3.6 million from $6.3 million at December 31, 2001.

         Cash flows from investing activities were a net utilization of $1.1 million, $1.0 million and $4.3 million in 2002, 2001, and 2000, respectively. During 2002 and 2001, the Company invested in the purchase of property, plant and equipment.

         Cash used in financing activities was $3.3 million in 2002 compared with $6.4 million in 2001. This change was primarily due to repayment of short-term debt during 2001.

         The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail-selling season. Accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet customer demand during the holiday season. Due to the concentrated time frame of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenses paid and revenues collected sometimes makes it necessary for the Company to borrow amounts during the year. As of December 31, 2002, the Company had more than $5.0 million of various lines of credit available. A breakdown of the Company's short-term and long-term financing during 2002 is as follows:

                             Loan Amount      Debt        Loan Amount         Date of
         Bank              as at 1/1/2002   Repayment   as at 12/31/2002     Maturity
-------------------------  --------------  -----------  ----------------  --------------
(US$ in thousands)

China Construction Bank          $   846     $   --          $   846      August 7, 2003
  (Humen, China)
HSBC                             $ 5,473     $ (3,648)       $ 1,825      June 22, 2003

Both loans are payable in installments. Loan installments due within twelve months of year-end are included in short-term liabilities; installment payments scheduled beyond twelve months from year-end are included in long-term debt (See
Note 9 of the Consolidated Financial Statements). The term loan is secured by certain properties and deposits of the Company (see Note 16 of the Consolidated Financial Statements). The agreements contain covenants that, among other things, require the Company to maintain a minimum of tangible net worth, gearing ratio and other financial ratios. The Company is in compliance with these covenants as at December 31, 2002.

         In the normal course of business, the Company enters into debt arrangements, licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts.

                     Total     2003     2004     2005     2006     2007  Thereafter
                     ------   ------   ------   ------   ------   ------ ----------
(US$ in thousands)

Long-term debt       $1,825   $1,825   $ --     $ --     $ --     $ --     $ --
Licensing minimums       80       63        1       16     --       --       --
Operating leases      2,744      475      350      252      245      242    1,180
Joint venture fee     3,808      126      130      130      138      143    3,141
                     ------   ------   ------   ------   ------   ------   ------
Total                $8,457   $2,489   $  481   $  398   $  383   $  385   $4,321
                     ======   ======   ======   ======   ======   ======   ======

         Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2003, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. The Company expects to be in compliance with its covenants in 2003. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

         The Company had no derivative instruments or off balance sheet financing activities during fiscal years 2001 and 2002. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 2001 COMPARED TO FISCAL 2000

         The Company experienced a net loss of $4.4 million for fiscal year 2001 or $0.25 per diluted share versus a net loss of $18.1 million or $1.03 per diluted share for fiscal year 2000.

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

                                               YEAR ENDED DECEMBER 31,
                        ----------------------------------------------------------------------
                                     2001                                    2000
                        --------------------------------     ---------------------------------
                           % OF NET           NET               % OF NET            NET
PRODUCT LINES            SALES VALUE      SALES VALUE          SALES VALUE      SALES VALUE
--------------------------------------- ----------------     ---------------- ----------------
(US$ in thousands)

Electronic Games                 53.0%         $ 52,268                54.2%        $  57,868
Youth Electronics                11.9%           11,720                13.0%           13,897
VGA                              10.5%           10,335                 9.5%           10,116
Manufacturing Services           24.6%           24,231                23.3%           24,815
                        --------------- ----------------     ---------------- ----------------
Total                           100.0%         $ 98,554               100.0%        $ 106,696
                        =============== ================     ================ ================

         Gross margin for the year was 34.4% compared to 22.2% in fiscal year 2000 as a result of a combination of improvements to inventory control allowing for less closeout product and continued cost reduction on products.

         Operating expenses for 2001, excluding $1.6 million of restructuring costs, were $36.1 million compared to operating expenses of $43.0 million, excluding $1.2 million of restructuring costs in fiscal year 2000. The 2001 restructuring plan was approved by the Board of Directors in December 2001 for implementation in February of 2002 and included the elimination of the San Francisco R&D office, the elimination of several R&D and operational provisions in Hong Kong with the intent of replacing many of these positions with new staff at the factory in China, the elimination of certain other positions worldwide and the transfer of two employees to other offices. The estimated costs related to the reorganization were accrued in the fourth quarter of 2001 and include $1.4 million in severance-related costs and $0.2 million in office shutdown and other reorganization related costs.

         The 2000 restructuring plan occurred in the second quarter of 2000 and included the elimination of several positions worldwide. The costs included $1.1 million in severance-related costs and $0.1 million in office shutdown and other reorganization related costs.

         The following table shows the major operating expenses, other income and income taxes:

                                             Year ended December 31,
                                       ---------------------------------
(US dollars in millions)                   2001              2000
                                       ---------------    --------------

Commissions                                   $ 0.7             $ 2.3
Indirect salaries and wages                     8.2               7.5
Advertising and promotion expenses              8.1              11.1
Research and development expenses               5.8               5.2
Other income                                      -               0.8
Provision (credit) for income taxes             0.6              (0.9)

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

ALLOWANCE FOR SALES RETURNS, MARKETING AND ADVERTISING

         A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. The Company also records an allowance for marketing and advertising costs agreed with certain customers. These allowances are based on other specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer.

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

INVENTORIES

         The Company states its inventory values at the lower of cost or market. Inventory reserves are accrued for slow-moving and obsolete inventory. Radica's management uses estimates to record these reserves. Slow-moving and obsolete inventories may be partially or fully reserved depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the inventory valuation.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

         Long-lived assets, identifiable intangibles and goodwill have been reviewed for impairment based on Statement of Financial Accounting Standards ("SFAS") No. 144.

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

         Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

         Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

DEFERRED TAX ASSETS

         The Company records valuation allowances against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

RECENTLY ISSUED ACCOUNTING STANDARDS

         A discussion of certain recently issued accounting standards and the estimated impact on the Company is set out in note 2 to the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth the directors and executive officers of the Company in fiscal 2002.

                               Term
Name                          Expires       Residency         Position
----                          -------       ---------         --------

Jon N. Bengtson (3)             2003        USA               Chairman of the Board and Director

Albert J. Crosson (1)(2)        2003        USA               Director

Robert E. Davids                2003        USA               Vice-Chairman of the Board and Director

Patrick S. Feely (3)            2003        USA               President, Chief Executive Officer and Director

David C.W. Howell               2003        Hong Kong         President Asia Operations,
                                                              Chief Financial Officer and Director

Henry Hai-Lin Hu (1)(3)         2003        Australia         Director

Siu Wing Lam                    2003        USA               Director

James J. O'Toole (2)(4)         2003        USA               Director

Millens W. Taft (1)(4)          2003        USA               Director

Peter L. Thigpen (1)(2)(4)      2003        USA               Director

Jeanne M. Olson                 N/A         USA               Executive Vice President/General Manager, Radica USA

John J. Doughty                 N/A         UK                Managing Director, Radica UK

James M. Romaine                N/A         USA               Senior Vice President Sales

Laurence M. Scott Jr.           N/A         Hong Kong         Senior Vice President of Asia Operations

Craig D. Storey                 N/A         USA               Vice President and Chief Accounting Officer

Larry C.N. Cheng                N/A         Hong Kong         Engineering Director

Vincent K.M. Ching              N/A         Hong Kong         Manufacturing Director

Rick C.K. Chu                   N/A         Hong Kong         International Sales Director

Robert E. Esterbrook            N/A         UK                Finance & Operations Director

Tiki K.K. Ho                    N/A         Hong Kong         Engineering Director

Louis S.W. Kwok                 N/A         Hong Kong         Plant Administration Director

Donny K.W. So                   N/A         Hong Kong         Director of Project Management

Lavinia K.W. Wong               N/A         Hong Kong         Director of VGA & Sourcing

Hermen H.L. Yau                 N/A         Hong Kong         MIS Director

(1) Current member of the Audit Committee.
(2) Current member of the Compensation and Organization Committee.
(3) Current member of the Executive Committee.
(4) Current member of the Governance Committee.

         The Company annually prepares a proxy statement/management information circular for distribution to its shareholders in connection with its annual meeting of shareholders. Additional information is contained in such proxy statement with respect to the ownership of shares of the Company's common stock by directors and executive officers, the ages of such persons, and the functions or board practices of the committees of the Company's board of directors. The information contained in such proxy statement for the current fiscal year is incorporated herein by reference. Such proxy statement is furnished as part of the Company's annual report on Form 6-K for the period in which the proxy statement is sent to shareholders. The proxy does not necessarily contain all the information required by the SEC for a domestic registrant since such information is not required for foreign private issuers.

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

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products

Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As President of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also an advisor to the Toy Industry Association Board of Directors, where he was Chairman from 2000 to 2002. He is currently Chairman of the Board of Trustees of the Toy Industry Foundation. He has a BA from Duke University and an MBA from the University of Michigan.

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

         Siu Wing Lam has been a director of the Company since January 1994. He was the Executive Vice President, Engineering of the Company from 1998 to February 2002, Vice President, Engineering and the head of Radica HK engineering department from 1988 to 1998, and joined the Company in 1985. Mr. Lam has over 20 years of experience in manufacturing, product design and engineering management. He is currently the President of Providence International Limited, providing services on new product development to US and HK companies. Mr. Lam has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic University and a Postgraduate Diploma in Engineering Management from City University of Hong Kong. He is a Chartered Engineer and a corporate member of the Institute of Electrical Engineers of the UK.

         James J. O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz Allen Hamilton Strategic Leadership Center.

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

         Peter L. Thigpen has been a Director of the Company since June 1998. He is a Lecturer in Ethics & Great Books in the Graduate Business School at the University of California, Berkeley, a Senior Fellow & Moderator at the Aspen Institute, and is on the Board of Trustees of the Kentfield, California School District and the Board of Trustees of Branson High School in Ross, California. Prior to 1992, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors.

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

         John J. Doughty has been Managing Director with Radica UK since May 2001, having previously held the positions General Manager, Head of Sales and Marketing, Head of Sales, and UK Sales Manager since joining in March 1998. He personally manages Radica UK's major European Accounts, and also oversees the day to day running of the UK operation. Mr. Doughty has had 15 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 29 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Laurence M. Scott, Jr. was appointed Senior Vice President Asia Operations in April 2002. Previously he was Managing Director - Asian Operations for iLogistix Singapore Supply Chain Management Pte. Limited. Prior to that he was Managing Director for MGA Entertainment (Hong Kong) Limited (1998 - 2000); Vice President - Operations for Atari Corporation (1992 - 1996) and then Vice President - Worldwide Materials for JTS Corporation (1996 - 1997) after Atari merged with JTS; and President and Managing Director for Radofin Electronics (Far East) Limited. (1975 - 1991). Mr. Scott has over 25 years experience with Asian Manufacturing Operations. He has a BSc. and MBA from the University of Southern California.

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

         Vincent K.M. Ching joined the Company as the Manufacturing Director in September 2002. He has over 16 years experience in research, consultancy and manufacturing sectors, has been working in PRC for 10 years at managerial level with Philips, Procter & Gamble (P & G) and previously as Manufacturing Director in Honeywell Consumer Products (H.K.) Ltd. from June 1999. He has achieved a number of prizes and awards in both academic and industrial sectors including the Ford Design Prize from Ford Motor (UK) Co. Ltd. in 1985, First Class Honors degree in Mechanical Engineering in 1986, Overseas Research Students Award from the Committee of Vice-Chancellors and Principals of Universities (UK) in 1987, Postdoctoral Research Fellowship from the Croucher Foundation of Hong Kong in 1990 and Hong Kong Productivity Council Productivity Award for the 2002 Hong Kong Awards for Industry.

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

         Robert E. Esterbrook joined Radica UK as Finance Director and Company Secretary during July 2001. He has held executive positions in the UK toy industry for over 25 years. He has previously worked at Tonka Toys, Playmates Toys and Ideal Toys as Finance Director and was involved with the establishment of Mattel Toys in the UK in 1980. He re-joined Invicta Plastics, Ltd, originators of the board game Mastermind, as Managing Director from 1989 to 1991. He is a fellow member of the Chartered Institute of Management Accountants and completed a program in legal studies at Demontfort University.

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

         Louis S.W. Kwok has been the Materials and Logistics Director of the Company from March 2002 and was the Plant Administration Director of the Company from January 2001 to February 2002. He has had over 15 years experience in manufacturing plant operations throughout his career. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 15 years experience in project management and product development in major appliances, electronics and toys. He obtained his 6 Sigma experience while working for GE, and led the development of Total Cycle Time management skill at VTech. He has a BA in Industrial Design from Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

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

COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 2002, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.3 million. In addition, bonus payments made to all executive officers as a group in April of 2003 related to 2002 performance that was accrued at the end of 2002 was $0.56 million.

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

         Upon each annual re-election to the Board of Directors, each outside director receives stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $4.00 per share in 2002. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and these options are exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Bengtson, Doughty and Ms. Jeanne Olson have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are for periods of two years each, from July 2001 for Mr. Feely, from December 2001 for Messrs. Howell, Bengtson and Ms. Olson and from May 25, 2001 for Mr. Doughty. Each employment agreement is terminable by the Company for cause. Under their agreements Messrs. Feely, Howell, Bengtson, Doughty and Ms. Olson shall each receive minimum annual base salaries of $282,600, $225,000, $43,200, $116,000 and $200,000 (the amount for Mr. Doughty is stated in UK currency as (pound)80,000), respectively. Messrs. Feely and Howell took voluntary pay cuts from 2000 and their full salaries were reinstated on January 1, 2003. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. Under the terms of their employment agreements Messrs. Feely, Howell, Bengtson, Doughty and Ms. Olson are eligible to participate in the Company's bonus plan.

The employment agreements for Messrs. Feely, Howell, Doughty and Ms. Olson contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at $3.625 per share, another 60,000 stock options at $14.125 per share in November 1998 and a further 60,000 stock options at $3.00 per share in May 2000, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May 2001, Mr. Feely would have been granted 60,000 stock options at market price provided he achieved certain conditions as stated in the agreements, however, these were not achieved. In the agreements for Mr. Howell, he was granted 25,000 stock options per annum of the Company common stock at $3.00 and $2.90 per share in May 2000 and 2001 respectively. In June 2002, Mr. Howell was granted 25,000 stock options at market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Ms. Olson, she had been granted 60,000 stock options upon initial employment and was granted an additional 40,000 stock options at $3.45 per share in January 2002 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Mr. Doughty, he had been granted 26,400 stock options of the Company common stock at $3.00 and $1.625 per share in May 2000 and January 2001, respectively upon initial employment and was granted an additional 6,000 stock options at $3.00 per share in May 2001 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, Messrs. Feely, Howell and Ms. Olson were granted 60,000, 25,000 and 25,000 stock options, respectively in February 2001 and Mr. Doughty was granted 25,000 stock options in May 2001 under an incentive plan. Mr. Howell was granted 3,750 stock options in March 2002 for achieving certain requirements under an incentive plan. Based upon 2002 performance the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 60,000 options for Mr. Feely and 25,000 options for Ms. Olson and Mr. Howell.

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

         In fiscal year 2000, an aggregate of 788,000 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.63 to $3.25 per share.

         In fiscal year 2001, an aggregate of 432,600 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.63 to $4.15 per share.

         In fiscal year 2002, an aggregate of 448,150 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $2.74 to $4.51 per share.

         As a result of the foregoing, at the end of fiscal year 2002, after giving effect to all prior exercises and forfeitures of options, an aggregate of 2,008,223 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,337,950 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 305,000 outside director's options were outstanding at exercise prices ranging from $2.00 to $18.75 per share. During 2002, a total of 144,446 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $3.25 per share. Prior to 2002, a total of 1,065,596 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.00 per share.

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

(b) The following table is based on information available to the Company and identifies the owners of more than five percent (5%) of the registrant's common stock and the amount of common stock owned by the officers and directors as a group, as of December 31, 2002. The Company must rely on information provided by individual shareholders and therefore cannot verify its accuracy:

                  Identity of
Title of Class  Person or Group                  Amount Owned   Percent of Class
--------------  ---------------                  ------------   ----------------
Common stock    Dito Devcar Corporation, et al.    7,843,938         44.1%
Common stock    Mary Hansen / Hansen Trust         1,450,000          8.2%
Common stock    RAD Partners 1999 LLC, et al.      1,626,200          9.1%
Common stock    Officers & Directors as a Group      516,921          2.9%

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

(d) As of December 31, 2002, the Company had approximately 120 record holders of its Common Stock, and approximately 80% of such stock was held by US holders.

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

         Albert J. Crosson, one of the Company's directors, owns no Radica Games Limited stock shares ("shares") directly. However, he owns 1% of the beneficial interest in Crossfire, LLC ("Crossfire") which beneficially owns 200,000 shares through its class A membership interest in RAD Partners 2001, LLC ("RAD 2001"). RAD 2001 is controlled by RAD Partners 1999 LLC which is one of the Company's major stockholders. Mr. Crosson's 1% ownership of Crossfire constitutes voting control of Crossfire and Crossfire has the right to withdraw such 200,000 shares from RAD 2001. Additionally, under an economic arrangement involving its membership interest in RAD 2001, Crossfire may acquire beneficial ownership in an additional 400,000 shares over time from RAD 2001; however, Crossfire cannot vote or dispose of such shares without the consent of all the members of RAD 2001. In December 2002, Crossfire purchased 250,000 shares bringing its ownership of the Company's stock to 450,000 shares including the 200,000 shares beneficially owned through its class A membership interest in RAD 2001. Crossfire is owned beneficially by Mr. Crosson and his four children.

         Additional  information on management  transactions  is contained under
Item 6 above.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements are included herein.

LEGAL PROCEEDINGS

         The Company is subject to pending claims and litigation. On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology.

         The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. As of the reporting date, no judgment had been handed out in the Cognex case. The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2002 in respect of the Lemelson case or other claims or legal actions, in accordance with the Company's accounting policy.

         The Company has other pending litigation against it. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 9.  THE OFFER AND LISTING

         The Company's common stock is traded on the NASDAQ National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 2002 and fiscal 2001:

                     Fiscal year ended               Fiscal year ended
                     December 31, 2002               December 31, 2001
                     -----------------               -----------------
                     High          Low               High          Low
                     ----          ---               ----          ---
First Quarter        4.400        3.400              3.375        1.625
Second Quarter       4.600        3.800              3.500        2.500
Third Quarter        4.029        3.560              4.250        2.400
Fourth Quarter       4.600        3.450              4.900        2.531

         The annual high and low closing stock prices in fiscal 2000 were $10 and $1.625; in fiscal 1999 were $16 and $7.25; and in fiscal 1998 were $21 and $10.438.

         The monthly high and low closing stock prices over the last six months in fiscal 2002 were $4.029 and $3.6 in July 2002; $4 and $3.7 in August 2002; $4 and $3.56 in September 2002; $3.9 and $3.45 in October 2002; $4.42 and $3.65 in
November 2002; and $4.6 and $4.21 in December 2002.

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

MEMORANDUM AND BY-LAWS

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

         A "US Holder" is a beneficial owner of Common Stock that is a US citizen or resident, a domestic corporation, an estate subject to US federal income taxation on a net income basis, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

         Sale or Exchange of Common Stock. Subject to the FPHC, PFIC, and CFC discussions below, gain or loss on the sale or exchange of the Common Stock by a US Holder generally will be treated as capital gain or loss and will be long-term capital gain or loss if the US Holder has held the Common Stock for more than one year at the time of the sale or exchange. Gain or loss realized by a US Holder will generally be US source gain. Long-term capital gain of a non-corporate US Holder is generally subject to a maximum tax rate of 20%.

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

         The Company believes that it is not currently a FPHC because the income test was not met in 2002. However, this conclusion is a factual determination that is made annually and thus is subject to change. The Company intends to manage its business such that it will not meet the income test until such time that it begins to receive significant dividends from its subsidiaries, which is not expected to occur in the foreseeable future. The Company would then be a FPHC only if, in the same taxable year, it also met the shareholder test.

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

         The Company believes that it is not currently a PHC because the income test was not met in 2002. The Company intends to cause any subsidiary that is a PHC to make distributions on a basis such that it will not have undistributed personal holding company income.

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

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At December 31, 2002, the result of a hypothetical one percentage change in the underlying US$ SIBOR rates would have resulted in less than $0.1 million change in the annual amount of interest payable on such debt. If SIBOR went up by 1% from the interest rate of the long-term loan agreement at December 31, 2001, the effect on the P&L would be $6,800.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the US dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company does not currently hedge its foreign exchange risk, which is not significant at this time. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. Due to the rearrangement of the Group's internal financing structure, exposure to movements in exchange rates has been limited going forward.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

         None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None or Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

         Within  a  90-day  period  prior  to the  filing  of  this  report,  an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective to collect, process and disclose the information that is required to disclose in this report filed with the SEC. No significant changes were made in such controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         Not Applicable

ITEM 16B.  CODE OF ETHICS

         Not Applicable

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Not Applicable


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

             ^    10.6     Employment Agreement,  dated as of December 15, 2001,
                           between Radica USA and Jeanne Olson

             *    10.8     Employment Agreement,  dated as of November 28, 1993,
                           among Radica HK, Radica USA and Jon N. Bengtson

             *    10.8(a)  Form  of  Amendment  to  Employment  Agreement  among
                           Radica Games  Limited,  Radica HK, Radica USA and Jon
                           N. Bengtson.

             #    10.8(b)  December 1995 Amendment to such Employment Agreement.

             ~    10.8(c)  December 1997 Amendment to such Employment Agreement.

             >    10.9     1994  Stock  Option  Plan,   most  recent   amendment
                           restated in May 2000 to increase options

             >    10.11    Amendment and  Restatement  to  Employment  Agreement
                           among Radica USA,  Radica  Games  Limited and Patrick
                           Feely dated September 27, 2000

             >    10.13    Amendment and  Restatement  to  Employment  Agreement
                           between Radica Games Limited and David C.W. Howell dated September 29, 2000

             >    10.14    Amendment and  Restatement  to  Employment  Agreement
                           between  Radica Games  Limited and Siu Wing Lam dated
                           October 4, 2000

             ^    10.15    Employment  Agreement,  dated  as of  May  25,  2001,
                           between Radica UK Limited and John Doughty

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

                  12.1     Statement re Selected Quarterly Financial Data

                  21.1     List of subsidiaries

                  23.1     Consent of KPMG

                  23.2     Consent of Deloitte Touche Tohmatsu

                  99.1     Section 906 Certification of Patrick S. Feely

                  99.2     Section 906 Certification of David C.W. Howell

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

^ Incorporated by reference to Form 20-F for the year ended December 31, 2001.

The other exhibits not footnoted are included as part of this filing.

                              RADICA GAMES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS










                                                                        Page
                                                                        ----

Independent Auditors' Reports .......................................  F-1, 2

Consolidated Balance Sheets .........................................    F-3

Consolidated Statements of Operations ...............................    F-4

Consolidated Statements of Shareholders' Equity
and Comprehensive Income ............................................    F-5

Consolidated Statements of Cash Flows ...............................    F-6

Notes to the Consolidated Financial Statements ......................    F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.





/S/ KPMG

HONG KONG
February 18, 2003

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


         We have audited the consolidated balance sheet (not presented herein) of Radica Games Limited and subsidiaries as of December 31, 2000 and the accompanying related statements of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




/S/ Deloitte Touche Tohmatsu

HONG KONG
February 12, 2001 (April 15, 2003 as to the last paragraph of Note 5)

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                ASSETS
(US dollars in thousands, except share data)                                              2002                   2001
                                                                                    ------------------     ------------------

Current assets:
Cash and cash equivalents
(Pledged deposits of $8,951 in 2002 and $8,955 in 2001 )                                     $ 32,692               $ 25,810
Accounts receivable, net of allowances for doubtful accounts
of $315 ($2,207 in 2001)                                                                       15,139                 13,868
Inventories, net of provision of $4,193 ($3,997 in 2001)                                       20,385                 17,179
Prepaid expenses and other current assets                                                       1,674                  2,283
Income taxes receivable                                                                           931                    931
Deferred income taxes                                                                               -                    168
                                                                                    ------------------     ------------------

Total current assets                                                                           70,821                 60,239
                                                                                    ------------------     ------------------

Property, plant and equipment, net                                                             14,930                 16,310

Goodwill                                                                                        9,551                  9,551

Purchased intangible assets, net of accumulated amortization of $6,260
($5,840 in 2001)                                                                                    -                    420

Deferred income taxes, noncurrent                                                                   -                  1,887
                                                                                    ------------------     ------------------

        Total assets                                                                         $ 95,302               $ 88,407
                                                                                    ==================     ==================

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                                                                           $ 846                  $ 846
Accounts payable                                                                                7,974                  9,201
Current portion of long-term debt                                                               1,825                  3,648
Accrued payroll and employee benefits                                                           2,753                    943
Accrued warranty expenses                                                                       1,040                    900
Other accrued liabilities                                                                       5,840                  7,485
Income taxes payable                                                                              309                    507
Deferred income taxes                                                                              79                      -
                                                                                    ------------------     ------------------

        Total current liabilities                                                              20,666                 23,530
                                                                                    ------------------     ------------------

Long-term debt                                                                                      -                  1,825
                                                                                    ------------------     ------------------

        Total liabilities                                                                      20,666                 25,355
                                                                                    ------------------     ------------------

Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,796,131 shares issued and outstanding (17,646,740 in 2001)                                     178                    176
Additional paid-in capital                                                                      2,320                  1,549
Warrants to acquire common stock                                                                    -                    445
Retained earnings                                                                              72,946                 61,012
Accumulated other comprehensive loss                                                             (808)                  (130)
                                                                                    ------------------     ------------------

       Total shareholders' equity                                                              74,636                 63,052
                                                                                    ------------------     ------------------

       Total liabilities and shareholders' equity                                            $ 95,302               $ 88,407
                                                                                    ==================     ==================

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(US dollars in thousands,                                            2002               2001               2000
except per share data)                                       ------------------  -----------------  ------------------

Revenues:
Net sales                                                        $     124,646      $      98,554       $     106,696
Cost of goods sold (exclusive of items
shown separately below)                                                (77,481)           (64,698)            (83,041)
                                                             ------------------  -----------------  ------------------
Gross profit                                                            47,165             33,856              23,655
                                                             ------------------  -----------------  ------------------

Operating expenses:
Selling, general and administrative expenses                           (27,695)           (26,279)            (32,322)
Research and development                                                (4,094)            (5,775)             (5,210)
Depreciation                                                            (2,438)            (2,631)             (2,601)
Amortization of intangible assets and goodwill                            (420)            (1,382)             (2,826)
Restructuring charge                                                         -             (1,551)             (1,190)
                                                             ------------------  -----------------  ------------------
 Total operating expenses                                              (34,647)           (37,618)            (44,149)
                                                             ------------------  -----------------  ------------------

Operating income (loss)                                                 12,518             (3,762)            (20,494)

Other income                                                               306                 24                 781

Foreign currency gain (loss), net                                        1,744               (219)                 49

Interest income                                                            253                733               1,472

Interest expense                                                          (218)              (597)               (808)
                                                             ------------------  -----------------  ------------------

Income (loss) before income taxes                                       14,603             (3,821)            (19,000)

(Provision) credit for income taxes                                     (2,669)              (553)                901
                                                             ------------------  -----------------  ------------------

Net income (loss)                                                $      11,934      $      (4,374)      $     (18,099)
                                                             ==================  =================  ==================

Net income (loss) per share:

Basic                                                            $        0.67      $       (0.25)      $       (1.03)
                                                             ==================  =================  ==================

Diluted                                                          $        0.65      $       (0.25)      $       (1.03)
                                                             ==================  =================  ==================

Weighted average number of common and
common equivalent shares

Basic                                                               17,725,879         17,611,886          17,608,167
                                                             ==================  =================  ==================

Diluted                                                             18,335,827         17,611,886          17,608,167
                                                             ==================  =================  ==================

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2002

                                                Common Stock                                          Accumulated
(US dollars in thousands)                       ------------ Additional   Warrants to                   other         Total
                                      Number                   paid-in      acquire      Retained    comprehensive  shareholders'
                                    of shares      Amount      capital    common stock   earnings    income (loss)    equity
                                   ------------- ----------- ------------ -------------------------- --------------------------

Balance at December 31, 1999         17,639,594       $ 176      $ 1,090         $ 667     $ 84,100        $   29     $ 86,062
Issuance of stock                         9,158           -           23             -            -             -           23
Cancellation of repurchased stock      (156,055)         (1)         (25)            -         (615)            -         (641)
Stock options exercised                  71,600           1          100             -            -             -          101
Net loss                                      -           -            -             -      (18,099)            -      (18,099)
Foreign currency translation                  -           -            -             -            -           (58)         (58)
                                   ------------- ----------- ------------ ------------- ------------ -------------  -----------

Balance at December 31, 2000         17,564,297       $ 176      $ 1,188         $ 667     $ 65,386        $  (29)    $ 67,388
Issuance of stock                         6,847           -           22             -            -             -           22
Stock options exercised                  75,596           -          117             -            -             -          117
Expiration of stock warrants                  -           -          222          (222)           -             -            -
Net loss                                      -           -            -             -       (4,374)            -       (4,374)
Foreign currency translation                  -           -            -             -            -          (101)        (101)
                                   ------------- ----------- ------------ ------------- ------------ -------------  -----------

Balance at December 31, 2001         17,646,740       $ 176      $ 1,549         $ 445     $ 61,012        $ (130)    $ 63,052
Issuance of stock                         4,945           1           20             -            -             -           21
Stock options exercised                 144,446           1          306             -            -             -          307
Expiration of stock warrants                  -           -          445          (445)           -             -            -
Net income                                    -           -            -             -       11,934             -       11,934
Foreign currency translation                  -           -            -             -            -          (678)        (678)
                                   ------------- ----------- ------------ ------------- ------------ -------------  -----------

Balance at December 31, 2002         17,796,131       $ 178      $ 2,320         $  -      $ 72,946        $ (808)    $ 74,636
                                   ============= =========== ============ ============= ============ =============  ===========

The  comprehensive  income  (loss) of the Company,  which  represents  the  aggregate of the net income  (loss) and the foreign currency  translation  adjustments,  was $11,256,  $(4,475) and $(18,157) for the years ended December 31, 2002, 2001 and 2000, respectively.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(US dollars in thousands)                                                      2002                2001               2000
                                                                         -----------------   -----------------  -----------------

Cash flow from operating activities:
Net income (loss)                                                             $    11,934         $    (4,374)       $   (18,099)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Deferred income taxes                                                             2,134                (918)             2,541
  Depreciation                                                                      2,438               2,631              2,601
  Amortization                                                                        420               1,382              2,826
  Loss on disposal and write off of property, plant and equipment                      57                  73                 10
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                                     (1,271)              8,678             (2,181)
    (Increase) decrease in inventories                                             (3,206)             (3,208)            10,654
    Decrease (increase) in prepaid expenses and other current assets                  609                (709)             3,178
    (Decrease) increase in accounts payable                                        (1,227)              2,124             (3,852)
    Increase (decrease) in accrued payroll and employee benefits                    1,810                  (7)            (1,561)
    Increase (decrease) in accrued warranty expenses                                  140                 (50)              (150)
    (Decrease) increase in other accrued liabilities                               (1,645)              1,036              2,220
    (Decrease) increase in income taxes payable                                      (198)              3,638             (2,875)
                                                                         -----------------   -----------------  -----------------

Net cash provided by (used in) operating activities                                11,995              10,296             (4,688)
                                                                         -----------------   -----------------  -----------------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                                   201                  64                 75
Purchase of property, plant and equipment                                          (1,316)             (1,103)            (3,138)
Purchase of intangible assets                                                           -                   -             (1,260)
                                                                         -----------------   -----------------  -----------------

Net cash used in investing activities                                              (1,115)             (1,039)            (4,323)
                                                                         -----------------   -----------------  -----------------

Cash flow from financing activities:
Funds from issuance of stock                                                  $        21         $        22                 23
Funds from stock options exercised                                                    307                 117                101
(Decrease) increase in short-term borrowings                                            -              (2,934)             2,316
Proceeds from bank loan                                                                 -                   -             10,945
Repayment of long-term debt                                                        (3,648)             (3,648)           (12,737)
Repurchase of common stock                                                              -                   -               (641)
                                                                         -----------------   -----------------  -----------------

Net cash (used in) provided by financing activities                                (3,320)             (6,443)                 7
                                                                         -----------------   -----------------  -----------------

Effect of currency exchange rate change                                              (678)               (101)               (58)
                                                                         -----------------   -----------------  -----------------

Net increase (decrease) in cash and cash equivalents                                6,882               2,713             (9,062)

Cash and cash equivalents:
  Beginning of year                                                                25,810              23,097             32,159
                                                                         -----------------   -----------------  -----------------

  End of year                                                                 $    32,692         $    25,810        $    23,097
                                                                         =================   =================  =================

Supplementary disclosures of cash flow information:
  Interest paid                                                               $       220         $       594        $       797
  Income taxes paid                                                                 1,314                 433                109

Non-cash investing and financing activities:
  Loan notes forfeited                                                        $         -         $         -        $     1,399
  Inventory exchanged for advertising and development
    of Internet arcade game                                                             -                   -                177

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company manufactures and markets a diverse line of electronic games, youth electronics and video game accessories including electronic games carrying the Radica and Play TV(R) brand names, Gamester(R) branded video game controllers & accessories, and girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names. The Company is headquartered in Hong Kong and manufactures its products in its factory in Southern China. The primary markets for the Company's products are North America and Europe.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories
     Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and Amortization of Property, Plant and Equipment
     Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual installments. Costs of leasehold improvements and capital leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter. The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Goodwill and Other Intangible Assets
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-lived Assets.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. Management determined that no indications of impairment existed as the fair value of the reporting unit was higher than the carrying amount and accordingly, the second step was not required to be performed. The fair value of the reporting unit was determined using discounted projected cash flows.

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The Company's other intangible asset was amortized on a straight-line basis over its estimated useful lives. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

     Impairment of Long-lived Assets
     The Company adopted SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets effective January 1, 2002. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 did not affect the Company's financial statements.

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.
     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

     Revenue Recognition
     Revenues are recognized as sales when merchandise is shipped, which is in accordance with the terms of the sale which are FOB shipping point, except in a few cases where terms of sale are FOB destination. This represents the point at which the customer takes ownership and assumes risk of loss. The Company has consignment agreements with certain European distributors and records these shipments as revenues upon confirmation of sell-through by the distributor.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The Company records reductions to gross revenue for customer incentive programs, such as discounts to retailers and volume-based cash incentives. The Company also records provisions against the gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities and current known trends. Should these actual product returns and allowances exceed those estimates, additional reductions to the Company's revenue would result.

     Allowance for Doubtful Accounts
     The Company is required to estimate the collectibility of trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, ongoing credit evaluations of the customers' financial condition are performed. Through these evaluations the Company may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance for doubtful accounts is based on the best facts available to the Company and are reevaluated and adjusted as additional information is received. The Company does not have any off-balance sheet credit exposures relating to its customers.

     Shipping and Handling Costs
     The Company records costs incurred for the shipping and handling of the products as cost of goods sold in the consolidated statement of operations.

     Warranty
     The Company provides reserves for the estimated cost of product warranties at the time revenue is recognized. The estimated cost of warranty obligations is based on historical experience of known product failure rates and the terms of product warranties.

     Advertising
     Advertising costs are expensed as incurred. The cost of media related advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Co-op advertising costs are characterized as a cost if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the co-op advertising benefit is determinable and greater than or equal to the co-op advertising allowance provided to the retailer. Co-op advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising expense was approximately $7,200, $6,600 and $11,100 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Research and Development
     Research and development costs are expensed as incurred. Research and development costs amounted to $4,094, $5,775 and $5,210 in 2002, 2001 and 2000, respectively.

     Foreign Currency Translation
     Foreign currency assets and liabilities are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during each reporting period. Current earnings (loss) include gains or losses resulting from foreign currency transactions. Other gains and losses resulting from translation of financial statements are accumulated as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Post-retirement and Post-employment Benefits
     The Company does not have any material post-retirement or post-employment benefit plans. The Company makes contributions to certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs are immaterial and are expensed as incurred.

     Income Taxes
     Income taxes are accounted for under the asset and liability method for financial accounting and reporting of income taxes. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable bases of assets and liabilities and the respective financial statement carrying amounts at each period end using enacted tax rates expected to apply in the year temporary differences are expected to reverse. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-based Compensation
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (See Note 12). The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in the period:

                                                           2002          2001
                                                       ------------   ----------

Net income (loss), as reported                           $ 11,934      $ (4,374)
Deduct total stock-based employee compensation
  expense determined under fair-value-based method
  for all rewards, net of tax                                (746)         (793)
                                                       ------------   ----------
Prof forma net income (loss)                             $ 11,188      $ (5,167)
                                                       ============   ==========

     Earnings (Loss) Per Share
     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     Comprehensive Income (Loss)
     Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income
     (loss) represented foreign currency translation adjustments.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for warranties and product returns. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Commitments and contingencies
     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

     Recently Issued Accounting Pronouncement
     In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 1, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     Reclassifications
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

3.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                       2002           2001
                                   -----------    -----------

Raw materials                        $  3,004       $  3,165
Work in progress                        3,462          3,176
Finished goods                         13,308         10,137
Consigned finished goods                  611            701
                                   -----------    -----------
                                     $ 20,385       $ 17,179
                                   ===========    ===========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                        2002           2001
                                                    ------------   ------------

Land and buildings                                     $ 13,281       $ 13,374
Plant and machinery                                       7,520          7,274
Furniture and equipment                                   7,303          7,560
Leasehold improvements                                    2,879          2,803
                                                    ------------   ------------
     Total                                             $ 30,983       $ 31,011
Less: Accumulated depreciation and amortization         (16,053)       (14,701)
                                                    ------------   ------------
     Total, net                                        $ 14,930       $ 16,310
                                                    ============   ============

     Included in land and buildings are land use rights for the Company's factory in Southern China carried at $896 (2001: $917).

5.   GOODWILL AND INTANGIBLE ASSETS

     At December 31, 2002 and 2001, the Company's cost in excess of fair value of assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 01, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as described in note 1 to determine whether the goodwill carried on the books was impaired and the extent of such impairment. After performing this evaluation there was no indication that goodwill was impaired as of December 31, 2002 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill).

     In 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(R) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260, which is the Company's contractual obligation to SSD as defined in the Sublicensing Agreement between the two parties, was recorded as an intangible asset and has been fully amortized as at December 31, 2002.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                (US dollars in thousands, except per share data)

5.   GOODWILL AND INTANGIBLE ASSETS (Continued)

     Amortization of goodwill and other intangible assets totaled $420, $1,382 and $2,826 for the years ended December 31, 2002, 2001 and 2000, respectively. Net income (loss) and net income (loss) per share adjusted to exclude amortization of goodwill in fiscal years prior to 2002 are as follows (in thousands, except per share data):

                                             2002         2001          2000
                                         ----------    ---------     ----------

Reported net income (loss)               $   11,934    $ (4,374)     $  (18,099)
Add back: Goodwill amortization                --            796            822
                                         ----------    ---------     ----------
Adjusted net income (loss)               $   11,934    $  (3,578)    $  (17,277)
                                         ==========    =========     ==========

Diluted income (loss) per share:
Reported net income (loss)               $    0.65     $   (0.25)    $    (1.03)
Goodwill amortization                          --           0.05           0.05
                                         ----------    ---------     ----------
Adjusted net income (loss)               $    0.65     $   (0.20)    $    (0.98)
                                         ==========    =========     ==========

Basic income (loss) per share:
Reported net income (loss)               $    0.67     $   (0.25)    $    (1.03)
Goodwill amortization                          --           0.05           0.05
                                         ----------    ---------     ----------
Adjusted net income (loss)               $    0.67     $   (0.20)    $    (0.98)
                                         ==========    =========     ==========

6.   SHORT-TERM BORROWINGS

     As of December 31, 2002, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $5,800, including uncommitted credit facilities and amounts available for the issuance of letters of credit. Substantially all of the short-term borrowings outstanding as of December 31, 2002 and 2001 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 5.7, 5.9 and 6.0 percent for the years ended December 31, 2002, 2001 and 2000, respectively.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                         2002           2001
                                     -----------    -----------

Accrued advertising expenses            $ 1,243        $ 1,105
Accrued license and royalty fees          1,479          2,346
Commissions payable                         191            149
Other accrued liabilities                 2,927          3,885
                                     -----------    -----------
     Total                              $ 5,840        $ 7,485
                                     ===========    ===========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

8.   INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                                       2002             2001              2000
                                     --------         --------         --------

United States                        $ 10,807         $ (5,523)        $(20,240)
International                           3,796            1,702            1,240
                                     --------         --------         --------
                                     $ 14,603         $ (3,821)        $(19,000)
                                     ========         ========         ========

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the effective tax rate was 27%, 12% and 12% for the years ended December 31, 2002, 2001 and 2000, respectively.

     The provisions (credits) for income taxes consist of the following:

                                                     2002      2001      2000
                                                   -------   -------    -------
Current:
   US federal and state                            $    51   $   644    $(3,236)
   International                                       950       827       (206)
                                                   -------   -------    -------
Total current income tax provision (credit)        $ 1,001   $ 1,471    $(3,442)
                                                   -------   -------    -------

Deferred:
   US federal                                      $  --     $  --      $ 3,375
   International                                     1,668      (918)      (834)
                                                   -------   -------    -------
Total deferred income tax provision (credit)       $ 1,668   $  (918)   $ 2,541
                                                   -------   -------    -------

Total income taxes provision (credit)              $ 2,669   $   553    $  (901)
                                                   =======   =======    =======

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate of 34 percent is as follows:

                                                   2002       2001       2000
                                                  -------    -------    -------

Computed "expected" tax expense (benefit)
   at the US statutory rate of 34%                $ 4,965    $(1,299)   $(6,460)
State tax                                               4         13          9
International tax effect, net                        (763)      (647)    (1,646)
Change in valuation allowance                      (1,282)     2,163      7,052
Other, net                                           (255)       323        144
                                                  -------    -------    -------
Income tax expense (benefit)                      $ 2,669    $   553    $  (901)
                                                  =======    =======    =======

     The US statutory rate has been used since the majority of the Company's taxable income arises in the US. As of December 31, 2002, the Company's US subsidiary had approximately $9,700 of tax net operating loss carryforwards which will begin to expire after 2020. In addition, as of December 31, 2002, the Company's UK subsidiary had approximately $6,900 tax net operating loss carryforwards which will carryforward indefinitely.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                             2002        2001
                                                           --------    --------
Deferred tax assets:
Excess of financial reporting depreciation
over tax depreciation                                      $    239    $    176
Net operating loss carryforwards                              5,456       8,325
Advertising allowances                                          413         348
Bad debt allowance                                               56         337
Inventory obsolescence reserve                                  288         345
Sales allowance and returns                                     974       1,329
Other                                                           733         715
                                                           --------    --------
Total gross deferred tax assets                               8,159      11,575
Valuation allowance                                          (8,159)     (9,441)
                                                           --------    --------
Net deferred tax assets                                    $   --      $  2,134
                                                           ========    ========

Deferred tax liabilities:
Excess of tax over financial reporting depreciation        $    (79)   $    (79)
                                                           ========    ========

     The following table represents the classification of the Company's net deferred tax (liabilities) assets:

                                                             2002        2001
                                                           --------    --------
Current deferred tax assets                                $   --      $    168
Long-term deferred tax (liabilities) assets                     (79)      1,887
                                                           --------    --------
Total net deferred tax (liabilities) assets                $    (79)   $  2,055
                                                           ========    ========

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

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the net deferred tax assets as not more likely than not. Movement in the valuation allowance during 2002 reflected the change in deferred tax assets in respect of tax losses carried forward.

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

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

9.   LONG-TERM DEBT

     The Company has $1,825 outstanding under a term loan related to the financing of the Radica UK acquisition in 1999. The loan bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (3.38% at December 31, 2002). The agreement requires quarterly principal and interest payments and matures in June 2003. The balance outstanding of the $1,825 loan is classified as current liabilities in the consolidated balance sheet at December 31, 2002.

     The term loan is secured by certain properties and deposits of the Company (see Note 16). The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios. The Company is in compliance with these covenants as at December 31, 2002.

     Long-term debt is as follows:

                               2002         2001
                             -------      -------

Term loan payable            $ 1,825      $ 5,473
Less: Current portion         (1,825)      (3,648)
                             -------      -------
                             $  --        $ 1,825
                             =======      =======

10.  RESTRUCTURING CHARGE

     During December 2001, the Board of Directors approved a company wide restructuring plan which included the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of pre-tax restructuring charges in fiscal 2001. The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. These restructuring actions occurred in the Company's first and second fiscal quarters, and were taken to align the Company's cost structure with prevailing market conditions. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide.

     The accrued restructuring charges have been substantially expended during 2002. The total restructuring charges consisted of $1,514 of cash outlays, the majority of which occurred in fiscal 2002, and $40 of non-cash charges, primarily for leasehold improvements write-offs. The remaining restructuring reserve as at December 31, 2002 consisted of $34, primarily related to certain termination benefits which are payable in 2003.

     During 2000, the Company recorded a restructuring charge of $1,190 as a result of the Company's plan to change its business strategy to address changes in the market for handheld games and to allow the Company to adjust the overall cost structure given current revenue levels. Specific actions taken included reducing the Company's workforce, consolidating facilities, and closing one office. The employee separations related to approximately 150 employees worldwide, predominantly occurring in Asia and North America. Total restructuring costs were approximately composed of $1,100 in connection with severance and benefits and $90 for the write-off of certain assets associated with closing one office. Total remaining restructuring expenses accrued at December 31, 2000 was $246, primarily related to the remaining amount of termination benefit payments.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
           (US dollars in thousands, except share and per share data)

10.  RESTRUCTURING CHARGE (Continued)

     The components of restructuring charges are as follows:

                                          Balance                                              Balance
                                       at beginning        Charges /          Amount           at end
                                          of year          (Release)         incurred          of year
                                       ------------        ---------          ------           ------

2002
Severance and other compensation          $ 1,389          $   (78)          $(1,277)          $    34
Lease termination costs and                   199               78              (277)             --
related asset writedowns
                                          -------          -------           -------           -------
                                          $ 1,588          $  --             $(1,554)          $    34
                                          =======          =======           =======           =======

2001
Severance and other compensation          $   246          $ 1,352           $  (209)          $ 1,389
Lease termination costs and
related asset writedowns                     --                199              --                 199
                                          -------          -------           -------           -------
                                          $   246          $ 1,551           $  (209)          $ 1,588
                                          =======          =======           =======           =======

2000
Severance and other compensation          $  --            $ 1,100           $  (854)          $   246
Lease termination costs and
related asset writedowns                     --                 90               (90)             --
                                          -------          -------           -------           -------
                                          $  --            $ 1,190           $  (944)          $   246
                                          =======          =======           =======           =======

11.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share as of December 31:

                                                2002            2001               2000
                                            -----------     ------------      --------------

Numerator for basic and diluted
   earnings (loss) per share:
   Net income (loss)                        $    11,934     $     (4,374)     $      (18,099)
                                            ===========     ============      ==============

Denominator:
Basic weighted average shares                17,725,879       17,611,886          17,608,167
Effect of dilutive options and warrants         609,948             --                  --
                                            -----------     ------------      --------------
Diluted weighted average shares              18,335,827       17,611,886          17,608,167
                                            ===========     ============      ==============

Basic net income (loss) per share:          $      0.67     $      (0.25)     $        (1.03)
                                            ===========     ============      ==============

Diluted net income (loss) per share:        $      0.65     $      (0.25)     $        (1.03)
                                            ===========     ============      ==============

     Options and warrants on 441,700, 2,440,867 and 2,728,800 shares of common stock for the years ended December 31, 2002, 2001 and 2000, respectively were not included in computing diluted earnings per share since their effects were antidilutive. Stock options and warrants were antidilutive because they had an exercise price greater than the average market price during the year or due to the net loss in 2001 and 2000.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
           (US dollars in thousands, except share and per share data)

12.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively bringing the total number of shares of the Company's common stock that may be purchased pursuant to options under such plan to 3,700,000 shares. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     A summary of option activity is as follows:-

                                       2002                    2001                    2000
                              ----------------------  ----------------------  ---------------------

                                            Weighted               Weighted               Weighted
                                            average                average                average
                                            exercise               exercise               exercise
(Shares in thousands)          Shares        price      Shares      price       Shares      price
                               ------        -----      ------      -----       ------      -----

Outstanding at
  beginning of year               2,191      $ 3.88       2,354      $ 5.81       2,000     $ 7.93
Options granted                     585        3.75         521        2.64         853       2.79
Options exercised                  (145)       2.13         (76)       1.56         (72)      1.41
Options forfeited                  (318)       3.21        (608)      10.60        (427)     10.43
                              ----------              ----------              ----------
Outstanding at end of year        2,313      $ 4.05       2,191      $ 3.88       2,354     $ 5.81

Options exercisable
  at year end                     1,352      $ 4.52       1,151      $ 4.54         910     $ 7.52

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
           (US dollars in thousands, except share and per share data)

12.  STOCK OPTIONS (continued)

     The following is additional information relating to options outstanding as of December 31, 2002:

                                                Options outstanding                            Options exercisable
                           -----------------------------------------------------------   ------------------------------
                                                                   Weighted average
                                               Weighted average        remaining                       Weighted average
Exercise                        Number         exercise price         contractual          Number       exercise price
price range                    of shares          per share          life (years)         of shares       per share
-----------                    ---------          ---------          ------------        ----------       ---------
(Shares in thousands)

    $ 1.090 to 2.000                491             $ 1.41                 4.25               451         $   1.37
    $ 2.001 to 4.000              1,440               3.20                 7.50               646             3.24
    $ 4.001 to 6.000                132               4.17                 9.23                19             4.26
    $ 6.001 to 8.000                 27               6.78                 4.59                27             6.78
    $ 8.001 to 10.000                 8               9.13                 5.88                 7             9.00
    $ 12.001 to 14.000               61              12.62                 6.28                61            12.54
    $ 14.001 to 16.000               60              14.13                 5.85                48            14.13
    $ 16.001 to 18.000               60              16.82                 5.70                60            16.82
    $ 18.001 to 20.000               34              18.85                 5.26                33            18.94
                           -------------                                              ------------
                                  2,313             $ 4.05                 6.72             1,352          $  4.52
                           =============                                              ============

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $1.51, $1.24 and $1.57 per option for the years ended December 31, 2002, 2001 and 2000, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                2002          2001       2000
                                            ------------  -----------  ---------

Expected life of options                      3.4 years     4 years     5 years
Risk-free interest rate                         4.1%         4.5%        6.0%
Expected volatility of underlying stock         51%          55%         58%
Dividends                                        0%           0%          0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily represent the estimated fair value of freely tradable fully transferable options without vesting restrictions which differ from the Company's stock option awards.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                (US dollars in thousands, except per share data)

12.  STOCK OPTIONS (Continued)

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts as follows:

                                              2002        2001          2000
                                          ----------   ----------   -----------

Reported net income (loss)                $   11,934   $  (4,374)   $ (18,099)
Pro forma net income (loss)                   11,188      (5,167)     (19,306)

Reported net income (loss) per share
     Basic                                $     0.67   $   (0.25)   $   (1.03)
     Diluted                                    0.65       (0.25)       (1.03)

Pro forma net income (loss) per share
     Basic                                $     0.63   $   (0.29)   $   (1.10)
     Diluted                                    0.61       (0.29)       (1.10)


13.  WARRANTS

     During 1999, in connection with Electronic Arts ("EA") worldwide licensing agreement, the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. Using the Black-Scholes option pricing model, the fair value of the warrants of $667 was recorded as an intangible asset and has been fully amortized in 2001. As of December 31, 2002, all warrants have expired or been forfeited.

14. RETIREMENT PLAN

     In Hong Kong, the Company has both mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $142, $240 and $170 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Radica's US and UK employees are eligible to participate in savings plans sponsored by the Company and its subsidiaries, all of which are defined contribution plans. The Company makes company contributions and both individual and company contributions are invested into a balanced variety of investment funds. The Company contributed approximately $60, $59, and $74 to these plans for the years ended December 31, 2002, 2001 and 2000, respectively.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and bank borrowings are reasonable estimates of their fair value because of the short-term maturity of these instruments or, in the case of long-term debt, the market rate of interest which is charged at variable rates.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

16.  PLEDGE OF ASSETS

     At December 31, 2002, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

Leasehold land and buildings                     $ 11,164
Bank balances                                       8,951
Inventories                                         7,290
                                              ---------------
                                                 $ 27,405
                                              ===============

17.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $509, $491, and $1,113 for the years ended December 31, 2002, 2001 and 2000, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2002, the Company was obligated under non-cancellable operating leases requiring future minimum rental payments as follows:

                                              Operating leases
                                              ---------------

2003                                                   $ 475
2004                                                     350
2005                                                     252
2006                                                     245
2007                                                     242
Thereafter                                             1,180
                                              ---------------
Total minimum lease payments                         $ 2,744
                                              ===============

     Joint Venture Agreement

     Under the terms of a joint venture agreement with the local government in Dongguan the Company is committed to pay a total of $3,808 in varying amounts over the next 21 years.

     Warranties

     The Company provides product warranties to its customers for a period of 90 days from the date of purchase for games and one year for VGA products. Details of the movement in the warranty provision during the year are set out in note 20.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

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

                                Minimum
                                Payments
                              -----------
2003                           $      63
2004                                   1
2005                                  16
                              -----------
                               $      80
                              ===========

     Litigation

     The Company is subject to pending claims and litigation. On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology.

     The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. As of the reporting date, no judgment had been handed out in the Cognex case. The Company has other pending litigation against it. These matters are substantially covered by insurance, however the Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2002 in respect of the Lemelson case or other claims or legal actions, in accordance with the Company's accounting policy. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

18.  CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's Games business had one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2002, two customers which accounted for more than twenty-two percent and eleven percent of consolidated net sales for the year ended December 31, 2001 and two customers which accounted for more than seventeen percent and sixteen percent for the year ended December 31, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     During 2002, $19,144 of the Company' sales came from the Play TV line of products. Each of these products contains a XaviX CPU which is purchased from Shinsedai Co., Ltd. ("SSD") under the terms of the Basic License Agreement dated July 1, 1999. If this CPU were to become unavailable, the Company would need to source an alternative CPU which would require all software to be re-written and may involve additional cost to achieve a similar level of quality. In addition the Company purchases other CPUs from other suppliers around the world which are specific to individual products, however, no individual product accounted for more than 9% of sales during the year.

19.  SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The accounting policies of the reportable segments are the same as those described elsewhere in these Notes to the Company's consolidated financial statements for the year ended December 31, 2002. The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. In 2002, the Company has further refined the segment assets. The segment assets are comprised of accounts receivable, inventories and intangible assets. Other assets included in corporate principally are cash and cash equivalents, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Certain information presented in the tables below has been restated to conform to the current management structure as of January 2002. Information by segment and a reconciliation to reported amounts for the year ended December 31, 2002, 2001 and 2000 are as follows:

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

19.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two reportable segments is set forth below.

                                              2002           2001           2000
                                           ---------      ---------      ---------
Revenues from external customers
  Games and Youth Electronics              $ 104,062      $  82,929      $  91,036
  VGA                                         20,584         15,625         15,660
                                           ---------      ---------      ---------
Total revenues from external customers     $ 124,646      $  98,554      $ 106,696
                                           =========      =========      =========

Depreciation and amortization
  Games and Youth Electronics              $   2,446      $   3,120      $   4,449
  VGA                                            412            893            978
                                           ---------      ---------      ---------
Total depreciation and amortization        $   2,858      $   4,013      $   5,427
                                           =========      =========      =========

Segment income (loss)
  Games and Youth Electronics              $  16,459      $     990      $ (15,029)
  VGA                                         (3,941)        (4,752)        (5,465)
                                           ---------      ---------      ---------
Total segment income (loss)                $  12,518      $  (3,762)     $ (20,494)

Corporate
  Net interest and other income                2,085            (59)         1,494
  (Provision) credit for income taxes         (2,669)          (553)           901
                                           ---------      ---------      ---------
Total consolidated net income (loss)       $  11,934      $  (4,374)     $ (18,099)
                                           =========      =========      =========

Segment assets
  Games and Youth Electronics              $  26,037      $  22,712
  VGA                                         19,038         18,306
  Corporate                                   50,227         47,389
                                           ---------      ---------
Total consolidated assets                  $  95,302      $  88,407
                                           =========      =========

     Revenues and costs related to the manufacturing services product category are allocated between Games and Youth Electronics and VGA based on product type.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

19.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                                          2002            2001           2000
                                        --------        --------        --------

Electronic Games                        $ 62,684        $ 52,268        $ 57,868
Youth Electronics                         16,744          11,720          13,897
VGA                                       15,844          10,335          10,116
Manufacturing Services                    29,374          24,231          24,815
                                        --------        --------        --------
Total net revenues                      $124,646        $ 98,554        $106,696
                                        ========        ========        ========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                            2002         2001         2000
                                          --------     --------     --------

Net sales:
     United States and Canada             $ 79,205     $ 59,584     $ 66,637
     Asia Pacific and other countries       25,690       21,300       21,359
     Europe                                 19,751       17,670       18,700
                                          --------     --------     --------
                                          $124,646     $ 98,554     $106,696
                                          ========     ========     ========

Long-lived assets:
     United States and Canada             $    771     $  1,662
     Asia Pacific and other countries       13,977       14,851
     Europe                                  9,733        9,768
                                          --------     --------
                                          $ 24,481     $ 26,281
                                          ========     ========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2002, 2001 and 2000)
                            (US dollars in thousands)

20.  VALUATION AND QUALIFYING ACCOUNTS

                                                 Balance at                                               Balance at
                                                 beginning          Charged to       Utilization /          end of
                                                  of year            expense           write-offs            year
                                                  -------            -------           ----------            ----

2002
    Allowance for doubtful accounts                   $ 2,207            $    60           $ (1,952)           $   315
    Allowance for estimated product returns             1,555                390               (698)             1,247
    Accrued warranty expenses                             900              1,771             (1,631)             1,040
    Accrued sales allowance                             3,912              1,864             (2,186)             3,590
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 8,574            $ 4,085           $ (6,467)           $ 6,192
                                               ===============    ===============    ===============    ===============

2001
    Allowance for doubtful accounts                   $ 2,073            $ 1,056             $ (922)           $ 2,207
    Allowance for estimated product returns             1,494              1,528             (1,467)             1,555
    Accrued warranty expenses                             950              1,911             (1,961)               900
    Accrued sales allowance                             3,717              2,914             (2,719)             3,912
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 8,234            $ 7,409           $ (7,069)           $ 8,574
                                               ===============    ===============    ===============    ===============

2000
    Allowance for doubtful accounts                   $   389            $ 2,648           $   (964)           $ 2,073
    Allowance for estimated product returns               624              1,423               (553)             1,494
    Accrued warranty expenses                           1,100              1,113             (1,263)               950
    Accrued sales allowance                             1,726              4,260             (2,269)             3,717
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 3,839            $ 9,444           $ (5,049)           $ 8,234
                                               ===============    ===============    ===============    ===============

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               RADICA GAMES LIMITED




Date: April 15, 2003                           /S/ Craig D. Storey
      ---------------                          ---------------------------------
                                               Craig D. Storey
                                               Chief Accounting Officer

CERTIFICATIONS


I, Patrick S. Feely, certify that:

1. I have reviewed this annual report on Form 20-F of Radica Games Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

         c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003
     ...............


                                      /s/ Patrick S. Feely
                                      -------------------------------------
                                      Patrick S. Feely
                                      President and Chief Executive Officer

CERTIFICATIONS


I, David C.W. Howell, certify that:

1. I have reviewed this annual report on Form 20-F of Radica Games Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

         c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003
     ...............


                                      /s/ David C.W. Howell
                                      -----------------------------
                                      David C.W. Howell
                                      President Asia Operations and
                                      Chief Financial Officer

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

             ^    10.6     Employment Agreement,  dated as of December 15, 2001,
                           between Radica USA and Jeanne Olson

             *    10.8     Employment Agreement,  dated as of November 28, 1993,
                           among Radica HK, Radica USA and Jon N. Bengtson

             *    10.8(a)  Form  of  Amendment  to  Employment  Agreement  among
                           Radica Games  Limited,  Radica HK, Radica USA and Jon
                           N. Bengtson.

             #    10.8(b)  December 1995 Amendment to such Employment Agreement.

             ~    10.8(c)  December 1997 Amendment to such Employment Agreement.

             >    10.9     1994  Stock  Option  Plan,   most  recent   amendment
                           restated in May 2000 to increase options

             >    10.11    Amendment and  Restatement  to  Employment  Agreement
                           among Radica USA,  Radica  Games  Limited and Patrick
                           Feely dated September 27, 2000

             >    10.13    Amendment and  Restatement  to  Employment  Agreement
                           between Radica Games Limited and David C.W. Howell dated September 29, 2000

             >    10.14    Amendment and  Restatement  to  Employment  Agreement
                           between  Radica Games  Limited and Siu Wing Lam dated
                           October 4, 2000

             ^    10.15    Employment  Agreement,  dated  as of  May  25,  2001,
                           between Radica UK Limited and John Doughty

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

                  12.1     Statement re Selected Quarterly Financial Data

                  21.1     List of subsidiaries

                  23.1     Consent of KPMG

                  23.2     Consent of Deloitte Touche Tohmatsu

                  99.1     Section 906 Certification of Patrick S. Feely

                  99.2     Section 906 Certification of David C.W. Howell

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

^ Incorporated by reference to Form 20-F for the year ended December 31, 2001.

The other exhibits not footnoted are included as part of this filing.