Form 20-F
period 2003-12-31
RADICA GAMES LTD
filed 2004-03-25
CIK 919642

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003.

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _____________________ to ________________________
Commission File Number:  0-23696

                              RADICA GAMES LIMITED
             (Exact name of registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                       SUITE V, 6/FL. 2-12 AU PUI WAN ST.
                                FO TAN, HONG KONG
                    (Address of principal executive offices)

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

         Title of each class                           Amount Outstanding
         -------------------                           ------------------
    Common Stock, Par Value $.01                          18,225,204

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

                                                       RADICA GAMES LIMITED

                                               INDEX TO ANNUAL REPORT ON FORM 20-F
                                                   YEAR ENDED DECEMBER 31, 2003


                                                        ITEMS IN FORM 20-F

                                                                                                                            Page
                                                                                                                            ----

PART I                                                                                                                         4

         ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                                        4

         ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                                                                      4

         ITEM 3.  KEY INFORMATION                                                                                              4

         ITEM 4.  INFORMATION ON THE COMPANY                                                                                  13

         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                                                27

         ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                                                  35

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                                           42

         ITEM 8.  FINANCIAL INFORMATION                                                                                       43

         ITEM 9.  THE OFFER AND LISTING                                                                                       44

         ITEM 10.  ADDITIONAL INFORMATION                                                                                     44

         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                                                  50

         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                                                     51


PART II                                                                                                                       51

         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                                            51

         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS                               51

         ITEM 15.  CONTROLS AND PROCEDURES                                                                                    51

         ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                                                                          51

         ITEM 16B.  CODE OF ETHICS                                                                                            51

         ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                                                                    52

         ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES                                                52

         ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS                                    52

PART III                                                                                                                      52

         ITEM 17.  FINANCIAL STATEMENTS                                                                                       52

         ITEM 18.  FINANCIAL STATEMENTS                                                                                       52

         ITEM 19.  EXHIBITS                                                                                                   52

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth elsewhere in this Annual Report on Form 20-F for the fiscal year ended December 31, 2003. See "Item 3. Key Information - Risk Factors" in this report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data for each of the five years in the period ended December 31, 2003. This data is derived from the financial statements included herein and from those previously reported for earlier periods. This summary should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this document.


(in thousands, except per share                                      YEAR ENDED DECEMBER 31,
data and margins)                              2003           2002           2001           2000           1999
                                               ----           ----           ----           ----           ----

INCOME STATEMENT DATA:
Net sales                                    $ 105,200     $ 124,646      $  98,554      $ 106,696      $ 136,716
Cost of sales                                   64,571        77,481         64,698         83,041         80,910
                                             ---------     ---------      ---------      ---------      ---------

Gross profit                                    40,629        47,165         33,856         23,655         55,806
                                             ---------     ---------      ---------      ---------      ---------

Operating expenses:
  Selling, general and administrative           25,779        27,695         26,279         32,322         28,353
  Research and development                       3,895         4,094          5,775          5,210          6,036
  Depreciation and amortization                  2,033         2,858          4,013          5,427          4,956
  Restructuring charge                              87          --            1,551          1,190           --
                                             ---------     ---------      ---------      ---------      ---------
Total operating expenses                        31,794        34,647         37,618         44,149         39,345
                                             ---------     ---------      ---------      ---------      ---------

Operating income (loss)                          8,835        12,518         (3,762)       (20,494)        16,461
Other income                                       317           306             24            781            718
Foreign currency gain (loss), net                  178         1,744           (219)            49            304
Share of loss of affiliated company               --            --             --             --           (1,748)
Net interest income                                295            35            136            664          1,469
                                             ---------     ---------      ---------      ---------      ---------

Income (loss) before income taxes                9,625        14,603         (3,821)       (19,000)        17,204
Credit (provision) for income taxes              2,866        (2,669)          (553)           901           (149)
                                             ---------     ---------      ---------      ---------      ---------

Net income (loss)                            $  12,491     $  11,934      $  (4,374)     $ (18,099)     $  17,055
                                             =========     =========      =========      =========      =========

Net income (loss) per share - basic          $    0.69     $    0.67      $   (0.25)     $   (1.03)     $    0.94
                                             =========     =========      =========      =========      =========

Weighted average number of common shares        18,017        17,726         17,612         17,608         18,144

Net income (loss) per share - diluted        $    0.66     $    0.65      $   (0.25)     $   (1.03)     $    0.90
                                             =========     =========      =========      =========      =========

Weighted average number of common shares
  and common equivalent shares                  19,060        18,336         17,612         17,608         18,979

                                                                                       (continued)


(in thousands, except per share                                      YEAR ENDED DECEMBER 31,
data and margins)                              2003           2002           2001           2000           1999
                                               ----           ----           ----           ----           ----
STATISTICAL DATA:
Gross margin                                      38.6%         37.8%         34.4%          22.2%          40.8%
Operating margin                                   8.4%         10.0%         (3.8%)        (19.2%)         12.0%

BALANCE SHEET DATA (AT PERIOD END):
Working capital                               $ 65,616      $ 50,155      $ 36,709       $ 42,619       $ 65,123
Total assets                                   102,214        95,302        88,407         99,315        122,174
Long-term debt                                    --            --           1,825          5,473         10,946
Total debt                                        --           2,671         6,319         12,901         13,809
Common stock                                       182           178           176            176            176
Shareholders' equity                            89,156        74,636        63,052         67,388         86,062

RISK FACTORS

         Our common stock involves a significant degree of risk. You should carefully consider the following risk factors and the other information contained or incorporated by reference in this annual report before investing in our common stock. Any of the following factors, depending upon the severity and circumstances of a particular occurrence, could result in a material adverse effect on our business, prospects, financial condition and results of operations.

RISK OF MANUFACTURING IN CHINA

         Our factory is in Southern China and our headquarters are in Hong Kong, which is a Special Administrative Region of China.

         Risk of China Losing Normal Trade Relations Status or of Changes in Tariff or Trade Policies. We manufacture in China and export from Hong Kong and China to the United States and worldwide. Our products sold in the United States are currently not subject to U.S. import duties. On September 19, 2000, the U.S. Senate voted to permanently normalize trade with China, which provides a favorable category of U.S. import duties. In addition, on December 11, 2001 China was accepted into the World Trade Organization (WTO), a global international organization of 144 countries that regulates international trade.

         As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of Normal Trade Relations, or NTR, status for China. The loss of NTR status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could have an adverse effect on our business.

         Chinese Political, Economic and Legal Risks. Our current and future operations in China and Hong Kong are highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. Although the Chinese government has adopted an "open door" policy with respect to foreign investment, we cannot assure you that this policy will continue. A change in policies by the Chinese government could adversely affect our business by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises. Although the Chinese government has been pursuing economic reform policies for nearly two decades, we cannot assure you that the Chinese government will continue to pursue these policies or that these policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

         Our production and shipping capabilities could be adversely effected by ongoing tensions between the Chinese and Taiwanese governments. In the event that Taiwan does not adopt a plan for unifying with China, the Chinese government has threatened military action against Taiwan. As of yet, Taiwan has not indicated that it intends to propose and adopt a reunification plan. If an invasion were to occur, our supply of components from Taiwanese suppliers, including computer processing units (CPUs), could be cut off, potentially limiting our production capabilities. Invasion could also lead to sanctions or military action by the U.S. and/or European countries, which could materially affect our sales to those countries.

         China Does Not Have a Comprehensive System of Laws. Enforcement of existing laws in China may be sporadic and implementation and interpretation of laws may be inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction.

         Dependence on Local Government. We operate our Factory in China under agreements with the local government. These agreements and our factory operations are dependent on our relationship with the local government and existing trade practices. This relationship could be subject to adverse change in the future, especially in the event of a change in leadership or other social or political disruption.

         Chinese Taxation. We paid $365,000 in foreign enterprise tax on our joint venture in China in 2003. This is the fifth year we have paid foreign enterprise tax in China. We were granted 50% relief from foreign enterprise tax through December 31, 2001 under the Foreign Enterprise Income Tax Law of The People's Republic of China, or PRC, and were therefore taxed at 12%. In 2002 and 2003, we were taxed at the full rate of tax of 27%; however, we successfully applied to be designated as an "Export Oriented Enterprise" in 2002, which reduced our tax rate to 12% for 2002. The application to be designated as an "Export Oriented Enterprise" is required to be made on a yearly basis. We are applying for the same designation for 2003 and if our application is successful, we will reduce our tax rate for 2003 to 12%. These rates do not include the local tax of 3%, that would result in an effective rate of 15%.

         The PRC assesses tax on us based on a joint venture contract. The joint venture contract is a joint venture with the local township that lasts through August 12, 2024 and tax is payable quarterly based on tax rates determined upon entering the agreement.

         The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. We cannot assure you that changes in Chinese tax laws, their interpretation or their application will not subject us to substantial Chinese taxes in the future. In addition, the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

         Chinese Customs. We have intercompany invoicing whereby our Chinese subsidiary invoices the Hong Kong and Macau entities who then invoice the U.S. and U.K. entities for sales rendered. As required by Chinese customs and the Chinese tax authority in each jurisdiction, our Chinese subsidiary seeks to apply arms length pricing to this process. Should the customs or tax authority in any jurisdiction consider the pricing not to be arms-length, it may deem the prices charged to be different from those we have applied. If this decision were to be applied unilaterally, it could lead to an increase in our overall customs duties and taxes. In addition, we may have to expend resources in defending our position, irrespective of the outcome determined.

         Chinese Value Added Tax. China's turnover tax system consists of value-added tax, or VAT, consumption tax and business tax. Export sales are exempted under VAT rules and an exporter who incurs input VAT on purchase or manufacture of goods should be able to claim a refund from Chinese tax authorities. However, due to a reduction in the VAT export refund rate of some goods, exporters might bear part of the VAT they incurred in conjunction with the exported goods. In 2003, changes to the Chinese Value Added Tax system were announced affecting the recoverability of input VAT beginning January 1, 2004. Our VAT expense will depend on the reaction of both our suppliers and customers. Continued efforts by the Chinese government to increase tax revenues could result in revisions to tax laws or their interpretation, which could increase our VAT and various tax liabilities.

         We establish provisions for our known and estimated customs duties and tax obligations. However, we may be exposed to additional taxation whether through a challenge by one of the many tax authorities in international jurisdictions of our transfer pricing, our claim regarding lack of permanent establishment, or other interpretations regarding our tax obligations.

         Limited Infrastructure. Electricity, water, sewage, telephone and other infrastructure are limited in the locality of our factory. In the past, we have experienced temporary shortages of electricity and water supply. We have installed seven back-up electrical generators in our factory which can support it in the event of a power shortage. We cannot assure you that the infrastructure on which our factory is dependent will be adequate to operate the factory successfully.

DEPENDENCE ON CURRENT PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS

         Our operating results depend largely upon the appeal of our products to consumers. Consumer preferences are highly subjective, and there can be no assurance that consumers will continue to find existing products appealing or will find new products appealing. Also, we continue to offer a relatively limited range of products that are all in the categories of electronic toys and games or video game accessories. This exposes us to the risks of any narrowly focused business. Changes in consumer preferences away from the kinds of products we offer could have an adverse effect on our business.

         Some of our products have been only recently introduced and although they may experience good initial sales growth, we cannot assure you that this initial success is indicative of significant future sales. As a general matter, we expect that the sales of these products will eventually decline. We cannot predict how long the product cycle will last for any product. In order to control costs, and take advantage of the finite shelf space available to us, we need to delete products from our line periodically. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing products at competitive prices.

         Once  a  new  product  is  conceived,   the  principal   steps  to  the
introduction of the product include design, sourcing and testing of the electronic components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore we cannot assure you that products will be introduced in a timely fashion.

         Future products may utilize different technologies and require knowledge of markets in which we do not presently participate. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on our operating results.

         We cannot assure you that retailers will react positively to new product introductions. There is also a risk that the demand for new or existing products could drop suddenly. As a result, we may build excess quantities of certain products and subsequently have to put inventory provisions in place to mark the value of excess inventory quantities down to their estimated market value.

         There are often technical challenges in bringing a product into production. We may announce and sell a product but later find it must be delayed or abandoned due to difficulties in engineering and manufacturing. We cannot assure you that an announced product will ship on time or not be abandoned.

NO ASSURANCE OF GROWTH

         We cannot assure you that we will achieve future growth in net sales or that we will be able to maintain our present levels of net sales or profitability. Our current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products than in the past. Our products include handheld games, Barbie(TM) electronic games, the Girl Tech(R) line, Play TV(R) products, the Twinkleberries(TM) electronic doll line, the Off Limits(TM) boys electronics line, the Nitro Battlerz(TM) remote control car line, video game accessories sold under the Gamester(R) brand, original design manufacturing, or ODM, and original equipment manufacturing, or OEM, products. In any period, our financial results are likely to vary with the success or lack of success of newly introduced products, which are inherently uncertain. We cannot simply rely on continuing sales of existing products.

DEPENDENCE ON MAJOR CUSTOMERS

         Historically, a significant portion of our sales have been concentrated with a few large retail customers. These customer concentrations are disclosed in the notes to our consolidated financial statements in this annual report. Most of our retail customers operate on a purchase order basis and we do not have long-term contracts with our retail customers. While we believe we have good relationships with our major retail customers, the loss of one or more these retail customers would have an adverse effect on our operating results.

         On January 22, 2002 the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Our receivable exposure to Kmart was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy were incurred during 2002. We continue to sell our products to Kmart and closely monitor our account with them in order to minimize future exposure.

         During 2003, both FAO, the parent company of FAO Schwartz and Zany Brainy stores, and KB Toys, Inc. filed for Chapter 11 protection. Our exposure was limited in both of these cases and any outstanding receivables were provided for during 2003. Currently, we are not selling to either retailer, but may sell to them in the future under a debtor-in-possession agreement. As with Kmart, the accounts will be closely monitored in order to minimize future exposure.

         During 2003, a significant portion of our OEM sales came from Hasbro, which is also one of our competitors. We do not have a specific contract with Hasbro regarding these projects and there is no assurance that we will continue to receive orders from Hasbro, which could have an adverse effect on our business.

DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS

         We are dependent on suppliers for the components and parts that we assemble to produce our products. We generally purchase the specific liquid crystal displays, or LCDs, and semiconductor chips for any particular product model from a single supplier. An interruption of the supply of LCDs, semiconductor chips or other supplies from a supplier could result in significant production delays.

         SSD Company Limited, or SSD, supplies the chips used in Radica's Play TV and Connectv(R) lines of products. If SSD refused or were unable to provide these chips, we would be unable to manufacture and distribute these product lines.

         We also rely on outside manufacturers for production of some of our electronic games and video game accessories. While we have moved the majority of this production into our own factory, manufacturer delays or shutdowns could have a significant impact on future sales of certain products.

CONCENTRATED MANUFACTURING FACILITIES

         A disruption of operations at our factory due to fire, labor dispute, dispute with the local government or otherwise, would have an adverse effect on our operating results. In such event, we believe that we could partially mitigate the effect of a disruption by increasing the use of subcontractors to assemble our products, but we cannot assure you that we would be able to do so. In addition, our manufacturing facilities are dependent on our relationship with the local government.

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         From time to time, we expand into related or new businesses in order to diversify and grow. Examples include the development of its ODM and OEM operations and our expansion into the video game accessories market. We cannot assure you that such businesses can be retained or that we will be successful in such ventures.

NO ASSURANCE OF CONTINUED ODM/OEM BUSINESS

         We manufacture goods for third parties, often without a contract. Our contracts with ODM and OEM customers can generally be terminated by either party on short notice, therefore we cannot assure you that such business can be retained for an extended period of time. Loss of such business would materially effect our revenues.

DEPENDENCE ON KEY PERSONNEL

         Our success is substantially dependent upon the expertise and services of our senior management personnel. The loss of the services of senior executives would have an adverse effect on our business.

SEASONALITY

         We experience a significant seasonal pattern in our operating results and working capital requirements. We typically generate most of our sales in the third and fourth quarters of our fiscal year, prior to the traditional gift season. The high level of seasonality causes us to take large risks in the purchase of inventory and extending credit to customers for the holiday season. We cannot assure you that we or our customers will sell all their inventories. Excess inventory at year-end may result in financial losses from obsolescence reserves, returns, markdowns and bad debts.

         Our operating results may also fluctuate during the year due to other factors such as the timing of the introduction of new products. The market price of our common stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. These fluctuations are reflected in our statement regarding selected quarterly financial data attached as Exhibit 12.1 to this annual report.

INDUSTRY AND PRODUCT LINE VOLATILITY

        The toy and game industry is known for a high level of volatility as a result of changing consumer tastes, competition and over saturation of popular products. We have experienced significant volatility in its results in our past history. While we have diversified our business in recent years to reduce volatility, there can be no guarantee that this history of volatility will not continue.

COMPETITION

         The electronic games, youth electronics and video game accessories businesses are highly competitive. We currently face direct competition from a number of other producers of handheld electronic games and video game accessories. The barriers for new producers to enter into our markets are relatively low and we expect that we will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than we are. In addition, with respect to ODM and

OEM, we compete with a number of substantially larger and more experienced manufacturers. As we enter other markets and businesses, we expect to face new competition.

INTELLECTUAL PROPERTY RISKS

         From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to our industry generally or to our business specifically. We will evaluate each claim relating to our products or other aspects of our business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that we will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do. If we or our suppliers are unable to license protected technology used in our products, we could be prohibited from marketing those products or may have to market products without desirable features. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. If our products or manufacturing methods should be found to infringe protected technology, we could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on our operating results and financial position.

PRODUCT LIABILITY

         Historically, we have received only minor complaints relating to injuries or other damages caused by our products. However, in recent years we have introduced products that involved more active play including our Play TV(R) baseball, snowboard and boxing games. In fiscal 2000, we received a number of consumer complaints that bats used in the Play TV baseball game could be broken resulting in a projectile striking a game participant. We recalled the bats for replacement with a reengineered bat. We are in the process of handling all remaining claims resulting from damages from the recalled bat and all pending claims are covered by our product liability insurance. We may be exposed to claims for damages in these or other circumstances, some or all of which may not be covered by insurance. We cannot guarantee you that current or future products may not result in claims or that our insurance will be adequate.

INCREASED TAXATION

         We cannot predict whether our tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation in the various jurisdictions where we operate are always subject to change. Our taxes are subject to audit. We cannot guarantee that additional taxes will not be due as a result of audits or other factors.
PRODUCT "KNOCK-OFFS"

         On occasion in the electronic games and video game accessories industries, successful products are "knocked-off" or copied. While we strive to protect our intellectual property we cannot guarantee that knock-offs will not have a significant effect on our business. The costs incurred in protecting our intellectual property rights could be significant and there is no assurance that we will be able to successfully protect our rights.

BAD DEBTS AND RETURNS

         While we perform full credit checks on all of our customers we cannot be assured that any customer will not default on a payment of debt. A default could have a significant effect on our operating results. It is our policy in North America to only take back defective products and while we believe we will be able to enforce this policy under normal industry conditions, it may not be possible to enforce this policy in all cases. The video game accessories market generally experiences a higher rate of defective and overstock returns than the electronic and mechanical game market does. Generally, defective video game accessories that are manufactured by third party manufacturers are returned to the manufacturer or destroyed on site for credit. In such cases, there is no guarantee that we will be paid by the manufacturer.

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered from us, we may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. We minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of our product returns. We establish provisions based on historical experience at the time of sale of the related products. The return of non-defective products occurs infrequently in the U.S. In the UK market, accepting non-defective product returns occurs more frequently, requiring higher provisions.

CONTROL BY EXISTING SHAREHOLDERS

         Our largest shareholders, including a group that consists of Dito Devcar Corporation and certain related persons, and a group that consists of RAD Partners 1999 LLC and certain related persons, own beneficially in the aggregate a majority of our outstanding common stock. Assuming that they were in agreement, such persons would have the power to elect our directors and to approve or disapprove all other matters requiring shareholder approval regardless of the vote of any other shareholders.

DIFFICULTIES IN ENFORCING CIVIL LIABILITIES

         We are a Bermuda holding company, and a substantial portion of our assets are located outside the United States. In addition, many of our directors and officers and the experts named herein reside outside the United States (principally in Hong Kong, the United Kingdom and the People's Republic of China), and all or a substantial portion of their assets are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon them, or to enforce judgments against them or us obtained in the United States courts predicated upon the civil liability provisions of the United States securities laws. Among other things, we understand that there is doubt as to the enforceability in Bermuda and other foreign jurisdictions, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

         At December 31, 2003, we had 18,225,204 shares of common stock outstanding. We estimate that most of these shares were previously sold in registered offerings or in transactions under Rule 144, and therefore are tradable without restriction, other than any shares purchased by our "affiliates." The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended, and may be sold only pursuant to a registration statement or an applicable exemption from the registration requirements, including Rule 144. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of that rule. Market sales of shares by existing shareholders or the availability of shares for future sale may depress the market price of our common stock.

LICENSES AND ROYALTIES

         We have entered into various license and royalty agreements in which we pay fees in exchange for rights to use product inventions or trademarked names, shapes and likenesses for use in development of our product line. The agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. We cannot assure you that we will be able to meet these expectations and may be obligated to pay unearned fees as a result. Our license and royalty agreements are for fixed terms and often contain performance-related covenants. We cannot assure you that we will be able to maintain or extend the rights to our existing licenses.

LABOR

         Labor disputes initiated by unions and trade groups could negatively impact our business or the business of our vendors and customers. Such disputes could ultimately cause shipping delays, increased costs and lost revenues resulting from failure to deliver product to customers. We have no way of anticipating when such actions will occur.

SOURCING

         We source batteries, power sources and various electronic devices from several manufacturers for our customers and receive most of our sourcing revenue from one customer. This revenue is subject to bid and we cannot assure you that this customer will not find another agent or method of sourcing.

DEPENDENCE ON VIDEO GAME ACCESSORIES ("VGA") PLATFORM PROVIDERS

         Our VGA product range (Gamester(R)), is dependent on first party manufacturers of video game consoles such as Sony, Microsoft and Nintendo to continue to support and market existing games platforms like PlayStation(R) 2, Xbox(TM), Game Boy(R) Advance and Game Boy(R) Advance SP(TM), and to continue to develop gaming formats and accompanying software in the future. We cannot guarantee success in this category without the ongoing support of these platform providers. If a platform is withdrawn from the market or fails to sell, we may be forced to liquidate our inventories or accept returns resulting in significant losses.

UNPROFITABILITY OF THE VGA BUSINESS

         Our VGA product line, Gamester(R), has yet to be profitable and incurred losses of $2.9 million in 2003, primarily related to inventory write-downs associated with leaving the commodity video game accessory market in Europe. Several factors contributed to losses incurred in prior years, including delays in third-party platform introductions, slower than expected realization of full U.S. distribution and price wars on certain commodity VGA items. While we believe that we have taken measures to ensure that the line will be successful in 2004 and in the future, we cannot guarantee that the VGA line will be profitable in the future or that we will continue to manufacture and distribute the line in future years. Insufficient future profits and positive cash flows or withdrawal from VGA business would result in significant write-downs of our assets, including goodwill.

         We have goodwill totaling $9.6 million related to the acquisition of our Gamester(R) video game accessory line in 1999. Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is required to be tested on an annual basis for impairment at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. Our testing included a discounted future cash flow analysis based on a five-year financial projection of the Gamester line. The financial projection assumed year-on-year sales growth and profitability of the line in all five years. The analysis showed future cash flows in excess of the total goodwill at December 31, 2003 and therefore it was determined that no impairment exists. We believe we have made progress in making our Gamester(R) line profitable by eliminating commodity items from the line and concentrating on the innovative, higher margin sector of the market. We have projected that our Gamester(R) line will be profitable beginning in 2004 and every year following through 2008. However, the line has not been profitable since the acquisition of Leda Media Products in 1999 and we cannot assure you that the measures taken in 2003 will equate to future profitability. If the Gamester(R) line does not become profitable and generate sufficient cash flows, we will have to write down our related goodwill.

SEVERE ACUTE RESPIRATORY SYNDROME ("SARS") OR OTHER COMMUNICABLE DISEASES

         In 2003, several economies in Asia, including Hong Kong and southern China, where our operations are located, were affected by the outbreak of SARS. If there is a recurrence of an outbreak of SARS, or similar infectious or contagious diseases such as avian flu, it could adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to our factory, and our operations could be seriously disrupted as the majority of our work force is housed in a single dormitory. In addition, ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our customers and suppliers, in particular their willingness to travel to do business.

ADVERSE WORLDWIDE ECONOMIC CONDITIONS

         Several factors, including the war in Iraq, increased worldwide unemployment, threats of global terrorist attacks and softening global economies have caused uncertainties in the U.S. and other countries. These uncertainties make it difficult for us to estimate growth in the regional economies in which we sell our products and therefore may negatively affect our sales, increase our exposure to bad debt or increase our operating cost.

VOLATILE MASS MARKET RETAIL SECTOR

         Most of our sales are made to mass-market retailers. The mass-market retail channel in the U.S. has experienced significant shifts in market share among competitors in recent years, causing several of our customers to experience liquidity problems, including several customers that have filed for bankruptcy during the past two years. While we attempt to minimize our credit exposure, there is always a risk that our customers will not pay or that they will delay payment, subjecting us to exposure to bad debt losses. In addition, if these customers were to cease doing business as a result of bankruptcy, it could have a material adverse effect on our sales.

HONG KONG REAL ESTATE

         We own certain commercial and residential properties in Hong Kong, some of which we occupy and some of which we lease to third parties. Market values of Hong Kong real estate have dropped in recent years and while we expect real estate values to recover, we cannot assure you that they will do so. In general, we currently intend to retain ownership of our properties and either occupy or lease them, but if we were to decide to make any of the properties available for sale prior to a recovery of the market, we could suffer permanent losses.

CHINA CURRENCY VALUATION

         Currently China's currency, the Yuan Renminbi, or RMB, is pegged to the U.S. dollar. The Chinese Government is receiving pressure from other governments to trade its currency on the open market. If the Chinese Government were to trade its currency on the open market and the RMB were to increase in value relative to the U.S. dollar, we would experience increased factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our product.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

         Founded in 1983 by Americans living in Hong Kong, Radica Games Limited (NASDAQ: RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

         We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - electronic games carrying the Radica and Play TV(R) brand names, Gamester(R) branded video game controllers & accessories, girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names and two new categories being introduced in 2004. Our factory also manufactures for other companies in the electronic game industry and provides sourcing services for retail customers. We market our products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Our largest market is in the United States where in 2003 we had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

         We employ about 4,000 people worldwide in our group of companies. Our largest retail customers include Wal-Mart, Target, Toys`R'Us, Kmart, Kohl's, Argos and Best Buy. Our largest manufacturing customer is Hasbro. Internationally we sell products in approximately 30 countries.

HISTORY OF PRODUCT LINES

ELECTRONIC GAMES

         We have operated as a marketer and manufacturer of games since 1983, starting a small operation in Hong Kong providing souvenir casino games for the Las Vegas market including mechanical bank slot machines. We expanded into the electronic game business setting up a factory in China in 1991 and a distribution operation in the United States in 1992. The business grew substantially from that point and we became the leading supplier of casino type electronic handheld games in the U.S. market with games such as Video Poker and Video Blackjack. Our electronic game products are sold under the Radica and Play TV brand names.

         In 1995 we began to diversify our product line into other electronic handheld game areas beyond casino themed games. We began to offer classic games such as Solitaire, Hearts and Gin Rummy, and sports games such as its World Class Golf(TM) and Football. In addition to the casino and classic games that helped build the company, in recent years we have expanded our electronic game offerings to a very broad line of electronic games including virtual fishing games such as Bass Fishin'(R), virtual hunting games such as Buckmasters(R) Deer Huntin'(TM), a line of games based on popular EA SPORTS(TM) products, TETRIS(R) and Rush Hour(TM), and other games such as Talking Bingo(TM) and Ultimate Pinball(TM). New in 2004 is 20Q(TM)!, based on the classic guessing game.

         During our history we have become known as a leader in the creative use of technology. For example, our line of fishing games, one of the top-selling product lines in the history of electronic games, revolutionized the electronic handheld games category after its introduction in 1996. The games feature virtual motion-sensing technology that allows the player to use the physical game as a rod and reel. The player casts, feels the fish bite, sets the hook with a jerk, and reels in the fish with a real handle. This product started an industry trend in creating virtual reality games where the product provides the feel of the real sport. This is delivered by uniquely realistic game shapes, featuring motion sensors and tactile feedback. We have expanded our line of virtual motion sensing games beyond the fishing category. An example of this is our Buckmasters(R) Deer Huntin' 3(TM) game.

         In 2000, we pioneered virtual reality further when we introduced NASCAR(R) I-Racer(TM). The full headset complete with headphones, produces 3D graphics and digital dimensional sound. The steering wheel provides vibration feedback. In 1999, we also introduced a line of Tiger Woods licensed electronic golf games shaped like a real golf club that were able to sense direction and velocity of swing as an input to the game.

         In 2000, we introduced Radica Play TV games featuring XaviX(R) technology licensed from SSD. The technology provides consumers with easy-to-use Play TV games, which are freestanding devices that plug directly into the TV and use the screen as the display. This single-chip, multi-processor integrated circuit is designed to generate high-quality graphics and sound on a television set without the use of a video game console. Most importantly the technology allows motion sensing control devices to interact with the TV images such as using a physical baseball bat controller to hit video pitches or a physical snowboard controller to control a race down a video ski slope. Play TV Baseball, Play TV Snowboarder, and Play TV Buckmasters(R) Huntin' were successfully introduced in 2000 and 2001. For 2004, we entered into a licensing agreement with EA Sports(TM) to translate their popular Madden Football(TM) and SSX Tricky video game titles into the Play TV format.

         In 2001 we introduced Skannerz(R). Targeting boys 7-12, Skannerz utilizes UPC scanner technology to create a collectible-driven, interactive battle game. The game can be played alone or linked to battle with another unit. Building on this success for 2003 we launched Skannerz Commander and Skannerz Battle Orbz, two variations on the original version. In 2004, the Skannerz line will be extended by incorporating the Yu Yu Hakusho and Dragon Ball GT licenses from the anime company Funimation.

         In 2004, we have a license with Sega Toys to manufacture and distribute Arcade Legends(TM) Sega(R) Genesis(TM). It is the first official Sega Genesis multi-game unit, which replicates in detail the classic popular Genesis games, game codes and graphics and utilizes an exact replica of the original Genesis control pad. All of the software and content are stored in the game pad. We have also licensed games from Taito including their Space Invaders(TM) game, as well as Tetris(R) for our new Arcade Legends product line.

         In 2004, we will also introduce a line of multiplayer tabletop electronic games. Total Meltdown is a skill and action game that challenges players to four code-breaking games. Tetris(R) Tower 3D incorporates the Tetris game play into a tabletop format. Mind Scrambler(TM) asks players to follow a series of lights to match the pattern while the game turns and reverses itself.

GAMESTER VIDEO GAME CONTROLLERS & ACCESSORIES

         In June 1999, we announced the acquisition of Leda Media Products, a UK company that, with its Gamester brand, is a leader in video game controllers in Europe (now known as Radica UK Ltd.). To date, we have established video game controller and accessory products to enhance game play and performance on video game consoles for Nintendo, Sony and Microsoft including game control pads, steering wheels and memory cards. All Gamester products are designed to make the game more fun or make the user a better player, bringing the unfair advantage(TM) to the gamer.

         We began shipping and selling the Gamester product line to the United States and Canada during the second half of 2001 and have moved most of the manufacturing of controllers into our factory in China. Product development is designed and built in house for the Gamester brand, except for a few less technically demanding items which are outsourced to officially approved third parties.

         In 2001 we signed a worldwide licensing agreement with Microsoft to design, manufacture and market peripherals for the Xbox(TM) video game system. Xbox peripherals include the Vortex(TM) Controller, and the Pro Racer(TM) Hand-Held Wheel. We recently introduced the Phoenix game pad for all Xbox games.

         The portable video game segment expanded in 2001 with the introduction of Nintendo's Game Boy(R) Advance (GBA). We have introduced products for the GBA including the Flood Light(TM), which provides an illumination of the GVA screen using a fluorescent light. We have licensed NXT(R), manufacturers of sound technology, to develop speakers to enhance surround sound of GBA software titles. The licensing agreement has created the GBA Mini Woofer. The GBA line includes a broad selection of cases, bags, chargers, adaptors and accessory packs. With the 2003 introduction to Nintendo's Game Boy Advance SP, we are introducing several products for the SP under the Gamester brand.

         We introduced new peripherals in 2002 including the pressure-sensitive slim line Sportsboard(TM), an interactive skateboard/snowboard for top selling PS2 "boarding" games such as Tony Hawk, Shaun Palmer and SSX. We licensed Lotus(R) in order to develop official replica racing wheels to enhance play on some of the most popular racing game titles. Under the licensing agreement, we have produced the popular Lotus Pro Racer and the Lotus Xbox Steering Wheel.

         In 2003, we introduced the FPS Master(TM), a first person shooter game for both PS2 and Xbox. The FPS features symmetrical left and right analog sticks, rubber grips, programmable buttons and an ergonomic shape.

YOUTH ELECTRONICS

         In 1998 we acquired the start up Girl Tech Company. Girl Tech's product line targets girls ages 8-12. These products are designed with girls' play preferences in mind addressing issues that are important to them such as privacy and communication.

         In 1999, Girl Tech introduced a line of products for girls, including the Password Journal(R), which uses voice recognition technology to unlock the journal. In 2001, 2002, and 2003, Password Journal was among the top ten products in the Youth Electronics market according to The NPD Group. In 2003 we updated and improved the Password Journal with a new Password Journal product. While maintaining the voice recognition lock and other features of the two previous versions of this product, the new Password Journal allowed girls to customize their journal by designing their own cover. Password Journal includes a gel pen and custom fit paper.

          We continue to expand the Password segment for 2004 with the introduction of new accessory items designed to expand the Password Journal:
Password Journal Scrapbook(TM) allows girls to customize the inside cover of their journal and record messages to accompany photos or mementos. Password Journal Jam N Shred Pen(TM) combines an FM radio with ear bud and a built-in shredder to shred private notes. Both products fit into the Password Journal.

         In 2003, Girl Tech introduced Dare Ya!(TM), an electronic version of the children's game of "Truth or Dare". Girls can create their own dares by recording them into the game. Dare Ya! has a "truth detector" to determine if the girls are telling the truth.

         In 2004, Friend Chips(TM) is being introduced. Friend Chips uses instant messaging lingo to create password protected, digitally encoded messages on the four included chips that can be passed on and used in other units. Friend Chips includes two reader units and four chips to share with a friend.

         Another new addition to the Girl Tech line is My Photo Booth(TM). My Photo Booth gives the photo booth experience at home. Girls set the timer, pose in the mirror and watch the lights that countdown to the flash. My Photo Booth uses Polaroid iZone film for refill.

         In February of 2002 we received a license to bring to market electronic girls lifestyle products and electronic games under the Barbie(TM) brand name.

         The new Barbie electronics product line was led by the Barbie Dance Party(TM) game. This product allows girls to dance with Barbie on TV through the use of the XaviX technology that is used on our Play TV line. The player is asked to follow Barbie's lead in dance moves and steps demonstrated on the TV set. In 2003, we introduced Scanimals(TM) Pet Rescue applying the same technology used in our Skannerz product. Girls scan UPC codes in search of lost pets. Based on Password Journal, we also introduced My Secret Diary(TM) for the Barbie age girl. My Secret Diary opens electronically with a magnetic pen. For 2004, we are introducing the Barbie Doorbell(TM), a motion sensing door device allowing girls to personalize their message and keep their room private. We will also introduce Barbie Balance Beam(TM), a game of lights and sounds designed to simulate a gymnastic balance beam routine. Additional games and accessories are planned for the future.

         During 2004, we will introduce Off Limits for boys. Voice MegaVault uses voice recognition technology and opens to the owner's voice. It has high and low security modes, adjustable shelves for storage, and can be mounted to the wall or used as a desktop safe. The Track `N Blast Room Defender uses a motion sensor to identify and detect intruders. It then fires twelve soft projectiles at the offender.

NEW ELECTRONIC TOY CATEGORIES

         We are diversifying the product line with two new category entries in 2004. The first is Nitro Battlerz, a remote control racing game. Kids customize their cars, then race them in the "dome" track. The object of the game is to be the last car in the dome, as you force others over the edge to crash to pieces on the floor. The starter set includes the battle dome track, two cars and controllers, extra body parts, and decorative decals.

         In our second new category for 2004, we are introducing Twinkleberries, a new line of interactive dolls that respond to the "teacher/child". When the child slides a card into the chalkboard and presses the chalk to the card, each doll responds to the teacher. The starter set includes one interactive doll, chalkboard, chalk and a set of cards. Add-on dolls with cards are sold separately to expand the classroom.

MANUFACTURING SERVICES

         Since 1996 we have designed, engineered and manufactured products for other companies in the electronic games business. Our factory in Tai Ping, Dongguan, Southern China has 524,000 square feet of factory space and 308,000 square feet of dormitory space, which has the capacity to house in excess of 5,000 people, currently employs approximately 3,500 people and employment typically varies from 3,000 to 6,000 depending upon seasonal demands. The factory is capable of manufacturing up to 800,000 units per week. We manufacture for other companies on an ODM (original design and manufacture) basis. We currently design and manufacture games for Hasbro, as well as other companies in the U.S. and Japan. We also provide sourcing services for customers in the UK market, the largest customer of which is Argos.

BUSINESS STRATEGY

         As a result of our efforts toward diversification, we now have a significant presence in four core product lines including electronic games, youth electronics, video game accessories and manufacturing services. We believe that these product lines are significantly related to each other in terms of their entertainment value and the expertise that is involved in delivering products in each category of electronic entertainment. As a result there are synergistic skills that can be used to benefit each area of our four core product lines. Within these product lines we are focused on building five brands including the Radica brand of electronic games, the Play TV brand of electronic games, the Girl Tech and Barbie(TM) brands of youth electronics and game products, and the Gamester brand of video game accessories. It is our strategy to focus on building each of these product lines and brands through aggressive product development and marketing programs.

         Our products are sold to retailers and foreign distributors who sub distribute to retailers in certain other worldwide markets. We sell direct to retailers in North America and the United Kingdom. While we may occasionally sell directly to retailers in other worldwide markets we usually sell through sub distributors.

         We also manufacture most of our own products in our factory in China in order to maintain quality and to minimize inventories of long lead-time electronic components. A small percentage of product sales come from products that are sourced from other factories by our sourcing group. We utilize the excess capacity of our factory to manufacture products of a similar nature to our own products for other companies such as the Hasbro Games Group and SSD in Japan. We also provide sourcing services to certain retailers such as Argos in the United Kingdom. By providing such manufacturing and sourcing services to other companies we seek to spread the overhead cost of our manufacturing and sourcing operations in order to improve profitability.

PRODUCT LINE SALES

         The following table sets forth a breakdown of our sales by major product category for the last four fiscal years.

                                                                    YEAR ENDED DECEMBER 31,
                             -------------------------------------------------------------------------------------------------------
                                                    2003                                                 2002
                             --------------------------------------------------   --------------------------------------------------
                               % OF NET         NET         UNITS      NO. OF       % OF NET         NET          UNITS     NO. OF
PRODUCT LINES                SALES VALUE    SALES VALUE     SOLD      MODELS*      SALES VALUE   SALES VALUE      SOLD     MODELS*
------------------------------------------ -------------- ----------  ---------   -------------- -------------  ---------- ---------
(in thousands, except percentage and no. of models information)

Games and Youth Electronics Segment
  Electronic Games                  59.3%       $ 62,374      6,422         97            50.3%      $ 62,684       6,277       101
  Youth Electronics                 14.5%         15,227      1,324         27            13.4%        16,744       1,208        22
  Manufacturing Services             9.8%         10,385      3,924         23            19.8%        24,634       6,666        30
                             ------------- -------------- ----------  ---------   -------------- -------------  ---------- ---------
                                    83.6%         87,986     11,670        147            83.5%       104,062      14,151       153

VGA Segment
  Video Game Accessories            13.6%         14,294      2,150        152            12.7%        15,844       2,118       150
  Manufacturing Services             2.8%          2,920        N/A        N/A             3.8%         4,740         N/A       N/A
                             ------------- -------------- ----------  ---------   -------------- -------------  ---------- ---------
                                    16.4%         17,214      2,150        152            16.5%        20,584       2,118       150

Total                              100.0%        105,200     13,820        299           100.0%       124,646      16,269       303
                             ============= ============== ==========  =========   ============== =============  ========== =========


                                                                    YEAR ENDED DECEMBER 31,
                             -------------------------------------------------------------------------------------------------------
                                                    2001                                                 2000
                             --------------------------------------------------   --------------------------------------------------
                               % OF NET         NET         UNITS      NO. OF       % OF NET         NET          UNITS     NO. OF
PRODUCT LINES                SALES VALUE    SALES VALUE     SOLD      MODELS*      SALES VALUE   SALES VALUE      SOLD     MODELS*
------------------------------------------ -------------- ----------  ---------   -------------- -------------  ---------- ---------
(in thousands, except percentage and no. of models information)

Games and Youth Electronics Segment
  Electronic Games                  53.0%       $ 52,268      6,007        137            54.2%      $ 57,868       6,933       114
  Youth Electronics                 11.9%         11,720      1,042         16            13.0%        13,897       1,211        12
  Manufacturing Services            19.2%         18,941      3,973         15            18.1%        19,271       4,686        22
                             ------------- -------------- ----------  ---------   -------------- -------------  ---------- ---------
                                    84.1%         82,929     11,022        168            85.3%        91,036      12,830       148

VGA Segment
  Video Game Accessories            10.5%         10,335      2,070        130             9.5%        10,116       1,752       108
  Manufacturing Services             5.4%          5,290        N/A        N/A             5.2%         5,544         N/A       N/A
                             ------------- -------------- ----------  ---------   -------------- -------------  ---------- ---------
                                    15.9%         15,625      2,070        130            14.7%        15,660       1,752       108

Total                              100.0%         98,554     13,092        298           100.0%       106,696      14,582       256
                             ============= ============== ==========  =========   ============== =============  ========== =========

* Number of models includes new and continuing  products as well as a significant  number of discontinued  items often sold in small quantities from existing closeout inventories.

NEW PRODUCT INTRODUCTION

         Each year we plan to introduce new products to refresh and extend our product line. In fiscal 2004, we intend to update our product line by introducing approximately 44 new products.

             2004 vs. 2003 New Product Introductions (by category)


                                           2004             2003
                                       -------------      ----------
PRODUCT LINES

Games and Youth Electronics Segment
  Electronic Games                               15              23
  Youth Electronics                              14              10
  New                                             7               -
                                       -------------      ----------
                                                 36              33

VGA Segment                                       8              22
                                       -------------      ----------

Total                                            44              55
                                       =============      ==========

         We believe that our strategy of offering various game models with differing features enables us to market our games to a wide age range of consumers with different tastes and financial means.

         We anticipate that new product introductions in fiscal 2004 will be concentrated in the second and third quarters of that year. It is possible that we will determine not to proceed with any given product or that certain anticipated product introductions will be delayed due to one or more future developments.

LICENSING

         During fiscal 2003, we engaged in several licensing agreements in which we were given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

         Among the licensors were Electronic Arts, Group Lotus plc, UK, Buckmasters, Harley-Davidson, Elvis Presley Enterprises, the Tetris(R) Company, New Transducers Limited, developers of NXT(R) manufacturing sound technology, SSD, developers of XaviX(R) technology, Microsoft, developers of Microsoft Xbox(TM), Mattel, makers of Barbie(TM), Taito(R) Corporation, creators of Arcade Legends Space Invaders, Sega(R), makers of the original Sega Genesis system, Funimation(R), developers of Yu Yu Hakusho(R) and Dragon Ball GT(R) anime, and 20Q.net Inc, developers of the "artificial intelligence" version of 20 Questions.

         We intend to incorporate some of these licenses into our 2004 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

MANUFACTURING

         Our manufacturing is generally limited to integrated chip bonding, plastic injection, clamshell production, mold manufacture, surface mount technology, or SMT, and assembly operations. We order customized components and parts from suppliers and use subcontractors for more complicated operations such as masking of our proprietary software onto the semiconductor chips used in our games, LCD tooling and a proportion of tooling of molds for its plastic parts.

         In 2003 we assembled most of the Radica and Girl Tech lines of products in order to control our costs, quality, production and delivery schedules. VGA were assembled both in-house and by third party manufacturers.

         Our products are not required to obtain any quality approvals prior to sales in the United States. However, we are required to have and have obtained CE approval, Europe's toy safety standard, for products sold in Europe. We have been granted a Chinese toy quality license from the Chinese Import and Export Commodity Inspection Bureau, which is required of toy and game manufacturers in China to export toys or games. In addition, we voluntarily comply with ASTM 963, a U.S. toy safety standard.

         We received renewal of our ISO 9001 quality certification from Underwriters Laboratory on February 9, 2004 which runs through February 8, 2007. The scope of the registration covers the design, sales and distribution of electronic and electro-mechanical games and related gift products.

MANUFACTURING FACILITIES

         We currently manufacture our products at our Tai Ping factory in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The factory was constructed with the cooperation of the local government according to our design specifications on a 3.7 acre site and contains 524,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension would have been approximately $3.0 million, exclusive of manufacturing equipment. As a result of the drop in demand for our product in the U.S. during 2000, work towards completion of this addition has been postponed and may continue when market demand warrants use of the additional space. The expansion has been sufficiently completed to the point that no impairment issues exist and it is currently being used for storage during peak production season. The unit capacity of the factory depends on the product mix produced. In any event, there can be no assurance that we will be able to operate at full capacity or have sufficient sales to warrant doing so.

         In June 1994 we entered into a joint venture agreement with the local government to operate the factory. We contributed the cost of the construction of the factory to the joint venture while the local village contributed the land-use rights. The joint venture is for 30 years after which it may be renegotiated. The construction cost of the factory is being treated as a prepaid 30-year leasehold on the factory. Upon the commencement of production, the local government received a fixed annual fee as the joint venture partner. The annual fee is subject to increases every three years and had originally been set at a 20% increase every 3 years but has been successfully renegotiated to be 10% every 3 years. Aside from the fixed annual fee paid to the joint venture partner, we are the sole beneficiary of the results of the joint venture, and we solely control the joint venture's operations, including the operating and capital decisions of the joint venture in the ordinary course of business.

         Formerly, we manufactured in the factory under a processing agreement with the local government. A processing agreement provides by its terms that the local government will provide manufacturing facilities and supply workers to the company and that the company will pay a management fee and processing fee and certain other charges. The management fee is paid to the local government and was based on a negotiated sum per worker at the factory. The processing fee is based on the value of raw materials shipped into the factory and the value of products shipped from the factory and was established in production agreements agreed upon with local government officials. We paid the processing fees through the Bank of China in Hong Kong and the funds were then placed in an operating account including other company funds in China, all of which were used to pay the costs of the factory including fees due to the local government as part of the processing agreement. Changes in PRC tax and customs law have made it increasingly difficult to use the processing agreement. During 2001, we made a decision to end its use of the processing agreement and as of December 31, 2003, we had completely phased out use of processing agreement.

         All of our operations in the PRC, whether within the joint venture or the processing agreement are accounted for as wholly-owned operations and included in our consolidated financial statements.

         In practice, we operate all aspects of the factory, including hiring, paying and terminating workers. Most of the factory workers are hourly employees and are provided room and board in addition to their wages. In addition, we bear all other costs of operating the factory, including utilities and certain employee social welfare charges established by the local government. Many aspects of the operation of the factory are dependent on our relationship with the local government and existing trade practices. We believe that our relationship with the local government is good.

         Should we decide to curtail our manufacturing activities in China, we may be required to pay back certain tax benefits we have received and may be held liable for certain fees. Such liabilities may be substantial.

MATERIALS

         Major components used in our products are liquid crystal displays, or LCDs, semiconductor chips, printed circuit boards, or PCBs, and molded plastic parts. We purchase LCDs, PCBs, and semiconductor chips from several suppliers. We generally provide six to nine months order indications to our semiconductor chip suppliers and must place firm orders a minimum of six weeks in advance of delivery. This lead time in some cases extends to twenty weeks when the market is in short supply. We generally try to maintain about two months supply of semiconductor chips, which may constrain increased production of our products on short notice. We pay for most of our materials in U.S. dollars.

         Our major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 2003 included BASF China Limited (plastic resin), C & L Electric Mfg. Co., Ltd. (cables), Evergreen PCB Factory Limited (PCBs), GPI International Limited (batteries), Lead Jump Development Limited (PCBs), Ngai Hing Hong Plastic Materials Ltd. (plastic resin), Senmax, Limited (keypads), Sensory, Inc. (semiconductor chips), Safe Power Industrial Ltd. (printing), Silicon Application Co., Ltd (semi-conductor chips), SSD Company Limited (semi-conductor chips), Vbest Electronics Ltd. (LCDs), Wintek Corporation (LCDs) and Yu Lee Printing Co. (printing).

         Our major suppliers of VGA in fiscal 2003 included Hip Hing Cables & Plug Mfy Ltd. (cables and plugs), Mascotte Industrial Associates (HK) Ltd. (bags and cases) and Minwa Electronics Co. Ltd. (power adaptors),

SALES AND DISTRIBUTION

         Our products are sold in approximately 30 countries, with the United States accounting for approximately 70% of net sales in fiscal 2003. We sell our products directly to over 350 active retailers in the U.S. and UK and to approximately 30 distributors worldwide. We participate in the electronic data interchange ("EDI") program maintained by 14 customers in the U.S. including Wal-Mart, Target, Kmart, Kohl's, Toys`R'Us and Best Buy, and 4 customers in the
UK: Argos, Comet, Dixon's and John Lewis. In fiscal 2003, our largest customer, Wal-Mart, accounted for 31.9% of net sales. All sales to third party distributors and retail customers are final upon transfer of title. The top five customers were as follows:

                                                   % OF SALES
        CUSTOMER NAME                          FOR THE FISCAL YEAR
        -------------                          -------------------
                                               2003            2002
                                               ----            ----
        1.  Wal-Mart (USA)                        31.9%          24.7%
        2.  Toys`R'Us (USA)                        8.9%           8.5%
        3.  Hasbro (USA)                           8.2%           7.4%
        4.  Argos (UK)                             8.0%           8.1%
        5.  Target (USA)                           5.5%           7.4%

         The following table sets forth certain of our major customers in 2003, including distributors (alphabetical order).

CATALOG SHOWROOMS                            DRUG/MASS MERCHANDISERS                   ELECTRONICS/GROCERY/ CONVENIENCE
-----------------                            -----------------------                   --------------------------------

Argos                                        Army Airforce Exchange                    About Time
Brookstone                                   Fred Meyer                                Argos
Index                                        Kmart                                     Best Buy
Sharper Image                                Meijer                                    Biggs Hypermarket
                                             Pamida                                    Blockbuster
                                             QVC                                       Circuit City
                                             Target                                    Comet
DEPARTMENT STORES                            Wal-Mart                                  Corner Distributors
-----------------                            Zellers                                   Dixon's
Dillard's                                                                              Electronics Boutique
J.C. Penney's                                                                          Game
John Lewis                                                                             Gamestop
Kohl's                                                                                 Ingram Entertainment
Macy                                                                                   Mill's Fleet Farm
Woolworth's (UK)                                                                       Musicland
                                                                                       Production Solutions
                                                                                       Radioshack

MAIL ORDER/SPECIALTY GIFT SHOP OPERATORS     SPORTING GOODS STORES                     DISTRIBUTORS (RADICA)
----------------------------------------     ---------------------                     ---------------------
Avon                                         Bass Pro Shops                            Algos Corp. (Japan)
Buckmaster                                   Dunham's                                  Amo oy (Finland)
Dufferin Game Room Stores                                                              Automaten Hoffmann (Germany)
Figis                                                                                  Caesars Gauteng (South Africa)
Fingerhut                                    TOY RETAILERS                              Edu Toys (Russia)
Hammacher Schlemmer                          -------------                             Galeria 765 S.A. de C.V. (Mexico)
Host Marriott Corp                           Kay Bee                                   Gromart Import & Marketing (Israel)
Littlewoods                                  Toymaster                                 Importadora Maduro S.A. (Panama)
Next Retail                                  Toys`R'Us                                 Irwin Pacific Pty, Ltd. (Australia)
Spiegel                                                                                John Hansen Co. (USA)
Spillsbury                                                                             Koch (Germany)
Spencer Gifts                                DISTRIBUTORS (VGA)                        Lansay (France)
Starboard Cruise Services                    ------------------                        Planet Fun (New Zealand)
Wish Book                                    First Game (Korea)                        Playthings Pte Ltd. (Singapore)
                                             Forte Co., Ltd. (Japan)
                                             Imbi Mario Trading (Malaysia)

                                             Master Genius (Thailand)                  S. I. D. Cadeaux (France)
                                             Nobilis (France)                          Souvenirworld (USA)
OEM                                          Replay Interactive (Singapore)            The Oriental Trading Co. (Hong Kong)
---                                          Super Chi-Yuen (Taiwan)                   Top Toy (Denmark)
Hasbro, Inc.                                 Top Toy (Denmark)                         Universal Electronics (Lebanon)
SSD Company Limited                          Universal Electronics (Lebanon)


         In the United States, we use regional sales managers working for us to manage our customers as well as manufacturers representatives and brokers that sell our products to certain retailers. These manufacturers representatives are not our employees and work on a commission basis. In the United Kingdom, we use brand sales managers and manufacturers representatives to sell our products in the UK and Europe.

         Our customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders eight weeks in advance of delivery. Accordingly we generally operate without a significant backlog of regular orders.

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered, we may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. We minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of product returns. We establish provisions based on historical experience at the time of sale of the related products. The return of non-defective products occurs infrequently in the U.S. In the UK market, accepting non-defective product is regular industry practice and we establish our return provisions on such sales based on experience.

         Our Radica, Girl Tech, Play TV and Connectv products carry a 90 days consumer warranty from the date of sale. Our VGA products carry a one year warranty from the date of sale. In each of the last three years, warranty costs incurred have been less than 3% of net sales and substantially all warranty claims are received within 90 days of invoice.

INDUSTRY

         NPD Group, the service that has historically tracked our retail sales, no longer provides this service for us. It does, however, continue to provide industry data. According to NPD, the toy industry in the U.S. saw a significant overall decline in 2003. Toy sales in gross dollars were down 4.1% in 2003 from 2002 among top 10 retailers and were down 3% overall. Electronic handheld and tabletop games were down 17.1% in 2003 from 2002 in the U.S. and youth electronics and communication devices were down 7.2%. Management believes that these declines were the result of weaker overall retail sales and discounted excess inventories from prior years and limited new product introductions in the categories in 2003. Our U.S. sales declined less sharply, falling 3.8% for electronic games. Our U.S. sales of Youth Electronics fell 25.2%, primarily as a result of decline in sales of Barbie licensed products.

         NPD's UK data showed a 5% increase in the toy market in 2003 from 2002. Electronic and tabletop games were up 5% and youth electronics were up 1%. As of the reporting date, we do not have similar data for the rest of Europe. Our UK sales of electronic games and youth electronics increased 62.7% and 0.6%, year-on-year, respectively.

         Annual industry-wide video game accessory sales were flat in the U.S. in 2003. According to the NPD Group, VGA sales in gross dollars were down only 0.3% in 2003 from 2002. Our U.S. sales of video game accessories were up 16.3% in 2003.

         The UK and Europe do not have a reliable retail tracking service for video game accessories. During 2003, our UK operations changed their distribution strategy in the UK and Europe from providing a full line of VGA product, including low-margin commodity items, to selling a smaller line of innovative, higher margin products. As a result of this restructuring, sales for VGA product in the UK dropped 63.4% in 2003 from 2002. During 2003, we secured a VGA distributor in France and Germany and as a result, European sales increased 58.0% in 2003 from 2002.

PRODUCT DEVELOPMENT

         At the end of 2003, our engineering and development department had approximately 87 staff worldwide. Our product development starts with a design team in Dallas, Texas and continues through to the engineering teams in Shenzhen and in the Dongguan factory. We have a formalized product development process that includes quarterly meetings of its worldwide product development and sales departments. In fiscal 2001, 2002 and 2003, we spent approximately $5.8 million, $4.1 million and $3.9 million respectively, on research and development. Our research and development is heavily oriented toward market demand. Based on our ongoing contact with consumers, retailers and distributors worldwide, our sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive our product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price. We also review product submission from a network of third party inventors that have been approved by management. These submissions are subject to the same product development process and market demand considerations as internal submissions.

         In January of 2002, we executed our December 2001 reorganization plan that included the closure of the San Francisco research and development office and the relocating of the Hong Kong engineering positions to offices in China. During 2003, we eliminated our Hertfordshire, England design team. These reorganizations significantly reduced costs without decreasing efficiency. We expect to continue developing the majority of products internally during 2004. However, changes in business philosophy or unforeseen circumstances may arise that could force us to outsource a larger than expected amount of our development work.

SEGMENT INFORMATION
         See Note 17 of the Notes to the Consolidated Financial Statements included herein.

ORIGINAL DESIGN MANUFACTURING AND ORIGINAL EQUIPMENT MANUFACTURING

         In 1995, we were successful in establishing a relationship with the Hasbro Games Group to design and manufacture products for them. We continue to manufacture for Hasbro, which is also our largest competitor, as well as a number of other customers including Lexibook, SSD, B,D&A and Kemco. We intend to pursue other ODM and OEM business in the future. However it is uncertain whether we can retain our current business on a long-term basis or successfully attract additional ODM business or that it will be profitable.

INTELLECTUAL PROPERTY

         We own a number of patents, trademarks and copyrights and we are in the process of registering other intellectual properties. We will continue to apply for intellectual property registrations on new products as management deems necessary.

         We anticipate that patents, trademarks, copyrights and other intellectual property rights will become increasingly important in the electronic entertainment industry in which we operate, particularly since we are introducing a wider range of products. As the industry focuses on intellectual property matters, there will be opportunities for us to protect our products through patents, trademarks and other formalized filings, although the efficacy of these protections is uncertain. By the same token, we will be exposed to risks that our products or other aspects of our business will be found to infringe the intellectual property rights of others. See "Item 3. Key Information - Risk Factors - Intellectual Property Risks".

COMPETITION

         The games business is highly competitive. We believe that we are one of the leading sellers of electronic games and youth electronics. Our primary competitor is the Hasbro Games Group ("Hasbro"), which is also an OEM customer. Hasbro procures its products from manufacturers in China including Radica. Other competitors include Jakks Pacific, Wild Planet and MGA. The barriers for new producers to enter our markets are relatively low and we expect that we will face strong competition. We compete for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than we do, are better established in the toy and games industry and are larger than we are. Our products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM/OEM activities, we compete with a number of substantially larger and more experienced manufacturers. As we enter other markets and businesses, we expect to face strong competition.

         The VGA market is also highly competitive. The market share in the U.S. is spread primarily amongst ten companies that have approximately 60% of the market. We began significant distribution of VGA in the U.S. market in 2001. Like the handheld electronic games market, we compete for customer purchases on the basis of price, quality, and features and for retail shelf space on the basis of service. Major competitors are MadCatz, Pelican, Logitech and Joytech.

TAXATION OF OUR COMPANY AND OUR SUBSIDIARIES

         There is currently no Bermuda income, corporation or profits tax payable by our company. As an exempted company, we are liable to pay to the Bermuda government an annual registration fee calculated on a sliding scale basis by reference to our assessable capital, that is, our authorized share capital plus any share premium on our issued shares of Common Stock currently at a rate not exceeding $25,000 per annum.

         The Hong Kong profits tax rate for 2003 is 17.5%, which is an increase from the 16% tax rate during the past several years. Currently, our subsidiary Radica HK pays Hong Kong profits tax on service and sales income.

         On July 1, 1994, our manufacturing operations were transferred to a Sino-Foreign joint venture. As our company itself does not carry on any business in China, it is not subject to tax. The joint venture enjoyed a two year tax holiday which expired in 1999. From January 1, 1999 to December 31, 2001 the joint venture's profits were taxed at a reduced rate of 12%, half the regular tax rate of 24%. In 2002, the joint venture was taxed at the regular tax rate plus a local tax rate of 3%, but successfully applied to be designated as an "Export Oriented Enterprise", which reduced its regular tax rate to 12%. This designation led to the refund of the excess tax to the joint venture. On the basis of the success of this application, we are optimistic that we will be able to maintain the effective tax rate of 15% for the joint venture.

         Our subsidiaries Radica USA, Radica Canada and Disc Inc. are fully subject to U.S. and Canada federal taxation, as well as any applicable state or local taxation, on their taxable income. Currently, the highest marginal rate of U.S. federal corporate income tax is 35%; the highest marginal rate of Canada federal corporate income tax is 25%. In addition, dividends paid by Radica USA and Disc Inc. to our company will be subject to a 28% U.S. federal withholding tax, resulting in an effective rate of U.S. federal taxation on distributed profits of up to 53.2%.

         Our subsidiary Radica UK is fully subject to UK corporate taxation. The UK profits tax rate currently applying to corporations is 30%.

         During 2003, we formed Radica (Macau Commercial Offshore) Ltd., a company incorporated in The Special Administrative Region of Macau, for the purpose of carrying on export trade activities. To the extent that Radica Macau sells all of its products outside of Macau, it is exempt from tax in Macau.

EMPLOYEES

         As of December 31, 2003 our workforce was comprised of the following:

          Production     Sales and     R&D      Finance    Operations   Total by
                         Marketing                          & Admin     location
--------------------------------------------------------------------------------
Asia         3,321          11          73          24         124       3,553

USA              1          26          14           8          16          65

Europe           1           9          --           5           7          22

Total        3,323          46          87          37         147       3,640

         At December 31, 2002 and 2001 our workforce comprised 4,332 persons and 4,185 persons, respectively.

         None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. Management believes that our employee relations are good.

DESCRIPTION OF PROPERTIES

         See "Manufacturing Facilities" above. We completed the first phase of construction of our factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. The factory currently contains 524,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the factory commenced in December of 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space. As a result of the drop in demand for our product in the U.S. during 2000, work towards completion of this addition has been postponed and will continue when market demand warrants use of the additional space. We own a long-term leasehold on our executive offices (21,500 sq. ft. inclusive of one leased unit of 2,300 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong as well as a house (2,100 sq. ft) in Hong Kong. We operate our factory under the terms of the joint venture agreement. We lease additional office space in Hertfordshire, UK; Macau and Shenzhen, China; Dallas, Texas and Pasadena, California. We lease showrooms in Tsim Sha Tsui, Hong Kong and New York, New York and provide individual offices for sales personnel employed in Massachusetts and Illinois. During 2003, we leased one of our executive units in Fo Tan, Hong Kong totaling 2,390 sq. ft., and plan to lease one and sell one Fo Tan unit (2,500 sq. ft each) in 2004. In addition, during 2003 we sold one house and leased out another one that had been made available to Mr. Howell and Mr. Scott and we are currently paying rent on two different houses for Mr. Howell and Mr. Scott in Hong Kong. We also leased a flat in Macau which has been made available to Mr. Chu, an officer of our company.

LEGAL PROCEEDINGS

         We are subject to pending claims and litigation. On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against us in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto ID) operations. The Auto ID operation is used in machines that are part of our bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore we are obligated to pay a royalty based on the use of this technology.

         The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which had some bearing on our case with Lemelson. On January 23, 2004, the U.S. District Court in Nevada issued a ruling in favor of Cognex. The Court ruled that all of the Lemelson patent claims at issue were invalid and unenforceable. It is believed that Lemelson will appeal. We cannot predict the outcome of the anticipated Lemelson appeals or the effect of such litigation on our financial results. No accrual has been recorded at December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies.

         We have other pending litigation against us. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

FISCAL 2003 COMPARED TO FISCAL 2002

         The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                   Year ended December 31,
                                                   ----------------------
                                                      2003        2002
                                                   --------     --------

Net sales                                            100.0%       100.0%
Cost of sales                                         61.4%        62.2%
                                                   --------     --------

Gross profit                                          38.6%        37.8%
Selling, general and administrative expenses          24.5%        22.2%
Research and development                               3.7%         3.3%
Depreciation and amortization                          1.9%         2.3%
Restructuring charge                                   0.1%         0.0%
                                                   --------     --------

Operating income                                       8.4%        10.0%
Other income                                           0.3%         0.3%
Foreign currency gain, net                             0.2%         1.4%
Interest income, net                                   0.3%         0.0%
                                                   --------     --------

Income before income taxes                             9.2%        11.7%
Credit (provision) for income taxes                    2.7%        (2.1%)
                                                   --------     --------

Net income                                            11.9%         9.6%
                                                   ========     ========

         We reported net income for the year of $12.5 million or $.66 per diluted share compared to $11.9 million or $.65 per diluted share for the same period in 2002. Sales for the year decreased by 15.6% to $105.2 million from $124.6 million in 2002 due to the reduction in "one-off" manufacturing business generated by the production of the "Ekara" karaoke product manufactured for Takara in 2002, reduced sales in the United Kingdom which was impacted by a particularly weak fourth quarter retail environment and weaker than expected sales of Barbie(TM) licensed products.

         Our UK subsidiary experienced a large shift in its sales mix and gross sales during 2003. Sales of video game accessories fell from $6.1 million in 2002 to $2.2 million in 2003. This was primarily due to our decision to stop selling less profitable commodity-type video game accessories such as memory cards, cables and carrying bags and begin selling a more focused, profitable line that includes products with unique, trademark and patent protected features. In the fourth quarter of 2003, we wrote down our UK video game accessory inventory by $1.25 million with plans to sell our remaining commodity product in 2004. Our sales of electronic games in the UK were $8.0 million in 2003, up from $7.0 million in 2002. This was the result of management's focus on broadening our electronic game distribution in the UK, which was achieved through increased promotional spending and pursuing new retail outlets. Going forward, management expects sales in the UK to grow by broadening its electronic games line and getting better placement of its video game accessories at retail. We anticipate the 2004 sales mix to be similar to that in 2003.

         Summary of sales achieved from each category of products:

                                               YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------
                                         2003                           2002
                             ----------------------------    ----------------------------
                               % OF NET         NET            % OF NET         NET
PRODUCT LINES                SALES VALUE    SALES VALUE      SALES VALUE    SALES VALUE
------------------------------------------ --------------    ------------- --------------
(US$ in thousands)

Games and Youth Electronics
Segment
  Electronic Games                  59.3%       $ 62,374            50.3%       $ 62,684
  Youth Electronics                 14.5%         15,227            13.4%         16,744
  Manufacturing Services             9.8%         10,385            19.8%         24,634
                             ------------- --------------    ------------- --------------
                                    83.6%         87,986            83.5%        104,062

VGA Segment
  Video Game Accessories            13.6%         14,294            12.7%         15,844
  Manufacturing Services             2.8%          2,920             3.8%          4,740
                             ------------- --------------    ------------- --------------
                                    16.4%         17,214            16.5%         20,584

Total                              100.0%        105,200           100.0%        124,646
                             ============= ==============    ============= ==============

         Gross profit margin for the year was 38.6% compared to 37.8% for the year ended December 31, 2002 as a result of a favorable product mix shifting from lower margin OEM sales offset by a charge taken in the fourth quarter of $1.25 million to reflect inventory write-downs related to our decision to exit the commodity side of the video game accessories business and concentrate on the higher margin, innovative product sector of the video game accessories market.

         Operating expenses for the year decreased to $31.8 million from $34.6 million for the year ended December 31, 2002. The decrease was the result of a decrease in variable expenses. In addition, depreciation and amortization charges dropped by $0.8 million for the year due to certain fixed assets that have become fully amortized during the year.

         During the fourth quarter we released our deferred tax provisions in the U.S. This, combined with a larger than expected tax reimbursement in China, resulted in a net tax credit for the year of $2.9 million.

         The following table shows the major operating expenses and income taxes:

                                                Year ended December 31,
                                            ------------------------------
(US$ in millions)                                 2003             2002
                                            ------------      ------------

Advertising and Co-op expenses                  $  7.6           $   7.4
Other selling and promotion expenses               1.8               2.4
Indirect salaries and bonus                        8.3              10.0
Research and development expenses                  3.9               4.1
Depreciation and amortization                      2.0               2.9
(Credit) Provision for income taxes               (2.9)              2.7

CAPITAL RESOURCES AND LIQUIDITY

         Our cash and investment securities totaled $42 million at December 31, 2003. We had cash and cash equivalents of $13.9 million at December 31, 2003. We generated $10.0 million in cash from operating activities during 2003, down from $12.0 million generated in 2002. This decrease in 2003 from 2002 was primarily the result of decreased gross profit and earnings before income tax. There was a $4.9 million decrease in inventories, in part due to a $1.25 million write-down taken against excess video game accessories inventories in the UK and management's decision to limit fourth quarter production due to the soft worldwide retail markets.

         Our accounts receivable increased $0.2 million during the year ended December 31, 2003. The aggregate of the (i) allowance for sales, marketing and the (ii) advertising expenses and allowance for sales returns as a percentage of total accounts receivable was 21.5% and 23.8% as of December 31, 2003 and 2002, respectively. The reserve for doubtful accounts as a percentage of total accounts receivable was 1.3% and 1.6% as of December 31, 2003 and 2002, respectively. These changes in accounts receivable are due to fluctuations in revenues and the timing of customer payments. Management monitors and analyzes the accounts receivable for doubtful accounts, sales expenses and returns allowances and adjusts these reserves accordingly.

         Current liabilities were $13.1 million at December 31, 2003, down $7.6 million from the $20.7 reported at December 31, 2002. As a result of the reduced fourth quarter factory production, accounts payable decreased $1.6 million from December 31, 2002 to December 31, 2003. Accrued payroll and employee benefits dropped $1.4 million from $2.8 million at December 31, 2002 to $1.4 million at December 31, 2003. This was due to the reduction of accrued employee profit sharing distributions and management incentive bonuses over the prior year.

         Cash used from investing activities was $28.0 million, up from a net utilization of $1.1 million in 2002. The large increase was the result of the purchase of $28.1 million of investment securities during 2003. The investment securities are liquid, of investment grade and are in U.S. dollars. The investment portfolio is primarily invested in short-term securities to minimize interest rate risk and facilitate deployment for cash needs.

         Cash used in financing activities during 2003 was $1.5 million, down from $3.3 million in 2002. The reduction in cash used was the result of repayment of the remaining short-term loan balance with HSBC during the year.

         At December 31, 2003, we had net assets of $89.2 million compared with $74.6 million at December 31, 2002. Our business generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit.

         During the normal course of business, we enter into debt arrangements, licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments containing provisions for guaranteed or minimum royalty amounts during the term of the contracts. Additionally, we lease certain offices, warehouses and equipment under various operating lease arrangements. In the normal course of business, leases that expire will be renewed or replaced. Under the terms of a joint venture agreement with the local government in Dongguan, we are also committed to pay the fees over the next 21 years (please see "Item 3, Key Financial Data, Risk Factors, Risk of Manufacturing in China - China Taxation").

          As of December 31, 2003, we were obligated under various licensing and joint venture agreements and non-cancelable operating leases requiring future minimum payments as follows:

(US$ in thousands)

Licensing commitments             $  507
Operating leases                   3,314
Joint venture fees                 3,426
                                  ------

Total minimum payments            $7,247
                                  ======

         We had no derivative instruments or off-balance sheet financing activities during fiscal years 2002 and 2003. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

         Management believes that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2004, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

         On January 5, 2004, we announced a quarterly dividend program. For the first dividend, our Board of Directors declared a dividend of $.04 per share payable on January 30, 2004, to shareholders of record as of January 20, 2004. The Board has also approved an initial target quarterly dividend of $.04 for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board. The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include our financial performance and on-going capital needs, our ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

FISCAL 2002 COMPARED TO FISCAL 2001

         We reported net income of $11.9 million for fiscal year 2002 or $0.65 per diluted share versus a net loss of $4.4 million or $0.25 per diluted share for fiscal year 2001.

         Summary of sales achieved from each category of products:

                                               YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------
                                         2002                            2001
                             ----------------------------    ----------------------------
                               % OF NET         NET            % OF NET         NET
PRODUCT LINES                SALES VALUE    SALES VALUE      SALES VALUE    SALES VALUE
------------------------------------------ --------------    ------------- --------------
(US$ in thousands)

Games and Youth Electronics
Segment
  Electronic Games                  50.3%       $ 62,684            53.0%       $ 52,268
  Youth Electronics                 13.4%         16,744            11.9%         11,720
  Manufacturing Services            19.8%         24,634            19.2%         18,941
                             ------------- --------------    ------------- --------------
                                    83.5%        104,062            84.1%         82,929

VGA Segment
  Video Game Accessories            12.7%         15,844            10.5%         10,335
  Manufacturing Services             3.8%          4,740             5.4%          5,290
                             ------------- --------------    ------------- --------------
                                    16.5%         20,584            15.9%         15,625

Total                              100.0%        124,646           100.0%         98,554
                             ============= ==============    ============= ==============

         Gross margin for the year was 37.8% compared to 34.4% for the year ended December 31, 2001 as a result of improved cost control, factory efficiencies and product mix.

         Operating expenses for the year were $34.6 million compared to $37.6 million for the year ended December 31, 2001. The decrease in expenditure was as a result of cost reductions, including R&D due to the restructuring announced in the fourth quarter of 2001, offset by increased variable costs due to the 26.5% increase in sales. In addition depreciation and amortization charges dropped by $1.2 million of which $0.8 million was due to the adoption of SFAS 142 and the resulting cessation of amortization of goodwill.

         The following table shows the major operating expenses and income taxes:

                                               Year ended December 31,
                                           -------------------------------
(US$ in millions)                                2002             2001
                                           ------------      -------------

Advertising and Co-op expenses                  $   7.4          $  7.0
Other selling and promotion expenses                2.4             2.8
Indirect salaries and bonus                        10.0             8.3
Research and development expenses                   4.1             5.8
Depreciation and amortization                       2.9             4.0
(Credit) Provision for income taxes                 2.7            (0.6)

         Research and development costs in 2002 decreased from 2001 as a result of the 2001 reorganization (see "Item 4. Information on the Company - Description of Business - Product Development"). The increase in the provision for income taxes from 2001 was primarily the result of a valuation allowance put in place to offset the UK deferred tax asset.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that we consider critical in preparing our consolidated financial statements. These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

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

         The movement of the doubtful accounts allowance by region was as follows for 2003:

                       Balance at                                          Balance at
                       beginning      Charged to       Utilization /          end of
(US$ in thousands)      of year    income statement     write-offs            year
                        -------    ----------------     ----------            ----
Allowance for Doubtful
Accounts
North America            $ 194            $  95             $ (81)            $ 208
Europe                     121               19               (97)               43
                         -----            -----             -----             -----
                         $ 315            $ 114             $(178)            $ 251
                         =====            =====             =====             =====

         The North American provision increase was primarily for accruals made in anticipation of unpaid receivables related to the Chapter 11 bankruptcy filing made by Kay Bee Toy in 2003. The utilization of the provision was principally to write off receivables that were uncollectible as a result of the Ames liquidation in 2002. The UK provision utilization was predominately related to the write-off of uncollectible receivables due from a former video game accessory distributor in Australia.

         Management believes that the current Doubtful Accounts allowance is adequate to provide for our expected probable bad debt losses. However, deterioration in the retail environment or the economy could adversely impact the trade receivables valuation which would increase our bad debt allowance thus decreasing our earnings.

ALLOWANCE FOR SALES RETURNS

         A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales.

         The movement in the allowance for estimated sales returns by region was as follows for 2003:

                        Balance at                                                 Balance at
                        beginning        Charged to           Utilization /          end of
(US$ in thousands)       of year       income statement        write-offs             year
                         -------       ----------------        ----------             ----
Allowance for Estimated
Sales Returns
North America            $   531            $   353             $  (600)            $   284
Europe                       716                726                (336)              1,106
                         -------            -------             -------             -------
                         $ 1,247            $ 1,079             $  (936)            $ 1,390
                         =======            =======             =======             =======

         The utilization of the provision was mostly related to a) the return of various defective product (net of warranty cost) and b) a one-time return of a specific product from a major customer. The Company's sales terms and policies do not allow for the return of non-defective products, however such a return may occur infrequently if the Company can maintain the same economic benefit by reselling the product at a similar margin. The Company increases its provision for returns based on the estimated impact, if any, of such non-defective returns. The UK took additional return provisions in the fourth quarter of the year in anticipation of returns resulting from the slow fourth quarter at retail in the UK. Utilization of the provision was consistent with anticipated overstock and defective returns (net of warranty cost) during the year.

         Management believes that the current Allowance for Estimated Sales Returns is adequate to provide for sales returns during 2004. If defective returns were to exceed historical estimates, or if we were to experience large overstock returns in the UK, then we may have to take higher than anticipated charges in order to adequately increase the allowance which would decrease our earnings.

ALLOWANCE FOR SALES, MARKETING AND ADVERTISING EXPENSES

         We record an allowance for sales, marketing and advertising costs agreed with certain customers. These allowances are based on specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer. The largest of these allowances is for Accrued Sales Expenses; the movement of this allowance by region in 2003 was as follows:

                        Balance at                                               Balance at
                        beginning      Charged to           Utilization /           end of
(US$ in thousands)       of year      income statement       write-offs             year
                         -------      ----------------       ----------             ----

Accrued Sales Expenses
Allowance
North America            $ 2,345            $ 1,824             $(1,741)            $ 2,428
Europe                     1,246                985              (1,766)                465
                         -------            -------             -------             -------
                         $ 3,591            $ 2,809             $(3,507)            $ 2,893
                         =======            =======             =======             =======

         The increases to the North American allowance were expensed monthly based on the cumulative total of the amounts granted under individual customer sales programs, including volume rebates and co-op advertising credits. The utilization of the provisions related to sales discounts subsequently provided and customer claims made under various sales programs throughout the year.

         Management has reviewed its existing allowances for sales, marketing and advertising and believes them to be adequate at year-end. Several factors, including poor sell-through of our product at retail could result in management having to authorize higher than anticipated increases to the allowance, which would decrease our earnings.

WARRANTY

         We record a warranty allowance for costs related to defective product sold to customers. The warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product. Projecting defective return percentages on new products can lead to deviations between recorded warranty allowances and actual defective returns. Significant negative deviations could have a significant impact on our financial results, if large amounts of finished goods were found to be defective.

INVENTORIES

         We state our inventory values at the lower of cost or market. Inventory write-downs are recorded for slow-moving and obsolete inventory. Management uses estimates to record these write-downs. Slow-moving and obsolete inventories are written-down depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the inventory valuation.

         The write-down for slow-moving and obsolete inventory as a percentage of total inventory was 12.6% and 17.1% as of December 31, 2003 and 2002, respectively. Inventories are valued at lower of cost or market. The inventory write-downs reflect a decrease below inventory cost as result of slow-moving, markdown or closeout in market. For the purposes of this calculation, the current market situation is generally to be considered. Management monitors and analyzes the inventory for obsolescence and adjusts the carrying amount of the inventory accordingly.

         After experiencing difficulties during the 2003 holiday season in selling off excess stock of commodity VGA items in the UK and Europe, we marked down related inventories $1.25 million in the fourth quarter of 2003. At December 31, 2003, we had $1.7 million in inventory write-downs against $7.0 million in gross video game accessory inventories and $0.5 million in inventory write-downs against $10.7 million in gross Toy inventories.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

         Long-lived assets have been reviewed for impairment based on Statement of Financial Accounting Standards ("SFAS") No. 144.

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on our analysis, no impairment existed at December 31, 2003.

         In accordance with SFAS No. 142, goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Based on our analysis, no impairment existed at December 31, 2003.

         Prior to the adoption of SFAS No. 144, we accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

         Prior to the adoption of SFAS No. 142, we accounted for goodwill in accordance with APB Opinion No. 17, Intangible Assets.

DEFERRED TAX ASSETS

         We record valuation allowances against our deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

         In the fourth quarter of 2003, we reversed the valuation allowance against our deferred tax asset in the U.S. An assessment of our track record and projected profitability in the U.S. market was conducted and subsequently the release was made in accordance with SFAS No. 109. This release does not guarantee future profitability of our U.S. division and future losses in the market could prompt reinstatement of the valuation allowance.

         During 2003, we put a new management team in place in the UK and altered the distribution strategy in that market. We expect these moves to return our UK operations to profitability. If this occurs, depending on the level of actual and projected profitability, we would then reverse the valuation allowance, potentially creating a one-time credit to income tax expense in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

         A discussion of certain recently issued accounting standards and their estimated impacts is set out in note 2 to the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth the directors and executive officers of the Company in fiscal 2003.

                               Term
Name                          Expires       Residency         Position
----                          -------       ---------         --------
Jon N. Bengtson (3)             2004        USA               Chairman of the Board and Director

Timothy R. Busch (1)            2004        USA               Director

Albert J. Crosson (1)(2)        2004        USA               Director

Theodore J. Eischeid (1)(3)     2004        USA               Director

Patrick S. Feely (3)            2004        USA               President, Chief Executive Officer and Director

David C.W. Howell               2004        Hong Kong         President Asia Operations,
                                                              Chief Financial Officer and Director

James J. O'Toole (2)(4)         2004        USA               Director

Peter L. Thigpen (2)(4)         2004        USA               Director

Jeanne M. Olson                 N/A         USA               President North American Operations


                               Term
Name                          Expires       Residency         Position
----                          -------       ---------         --------
Denis Horton                    N/A         UK                Managing Director, Radica UK

James M. Romaine                N/A         USA               Senior Vice President Sales

Laurence M. Scott Jr.           N/A         Hong Kong         Senior Vice President of Asia Operations

Craig D. Storey                 N/A         USA               Vice President and Chief Accounting Officer

Larry C.N. Cheng                N/A         Hong Kong         Vice President Engineering

Tiki K.K. Ho                    N/A         Hong Kong         Vice President Engineering

Louis S.W. Kwok                 N/A         Hong Kong         Assistant General Manager, DRGM

Eric K.W. Chan                  N/A         Hong Kong         Quality Director

Vincent K.M. Ching              N/A         Hong Kong         Manufacturing Director

Rick C.K. Chu                   N/A         Hong Kong         Director of Customer Service

Robert E. Esterbrook            N/A         UK                Finance & Operations Director

Paul Fogarty                    N/A         UK                Sales Director

Donny K.W. So                   N/A         Hong Kong         Director of Project Management

Hermen H.L. Yau                 N/A         Hong Kong         MIS Director

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Executive Committee.
(4)  Member of the Corporate Governance and Nominations Committee.

         We annually prepare a proxy statement/management information circular for distribution to our shareholders in connection with the annual meeting of shareholders. Additional information is contained in such proxy statement with respect to the ownership of shares of our common stock by directors and executive officers, the ages of such persons, and the functions or board practices of the committees of our board of directors. The information contained in such proxy statement for the current fiscal year is incorporated herein by reference. Such proxy statement is furnished as part of our report on Form 6-K for the period in which the proxy statement is sent to shareholders. The proxy does not necessarily contain all the information required by the SEC for a domestic registrant since such information is not required for foreign private issuers.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently the Chairman of The Sands Regent.

         Timothy R. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra High School. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctor degree from the Wayne State University of Law, and his B.B.A., summa cum laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in
Michigan, California, and Nevada. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

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

         Theodore J. Eischeid was appointed a director of the Company in May 2003. Mr. Eischeid is currently Vice President - Global CDMA Partnership and Product Management for Motorola, Inc., a global leader in wireless, automotive and broadband communications. Prior to that, he was Senior Vice President and Chief Financial Officer of K12 Inc., a developer of online curriculum for grades K-12; formerly President and CEO of Educational Insights, Inc., a publicly traded developer, manufacturer and marketer of educational products; and prior to that served as President of Revell-Monogram, Inc., an international manufacturer and marketer of plastic hobby kits, where he lead a successful initial public offering in 1991 and continued as President when the company was acquired by Hallmark Inc. in 1994. Mr. Eischeid also served as Chief Financial Officer of Arvey Corporation, a manufacturer and retailer of paper and paper products, and began his career with Arthur Andersen & Co. He is a past Chairman of the Toy Manufacturers of America, and is a member of the Board of Directors of K.I.D.S. (Kids in Distressed Situations). Mr. Eischeid received his Juris Doctor, cum laude, degree from the Loyola University of Chicago School of Law, his MBA from Northwestern University's Kellogg Graduate School of Management, and his BS degree from Iowa State University. He is a Certified Public Accountant and a member of the Illinois Bar.

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

         James J. O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is the Mortimer J. Adler Senior Fellow of the Aspen Institute.

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

         Jeanne M. Olson is President North American Operations. Prior to joining the company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         Denis Horton has been Managing Director of Radica UK, Ltd. since April 2003. He has over 18 years of experience in the toy industry, previously having held Managing Director positions at Mattel UK, Fisher Price and Tonka Europe. Prior to entering the toy industry, Mr. Horton worked in the food industry and held management positions at United Biscuits and H J Heinz Co., Ltd. He received his BA (Honors) degree in Business Studies from Nottingham Trent University, and is a Fellow of the Chartered Institute of Marketing in the UK.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 31 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

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

         Larry C.N. Cheng has been Vice President Engineering of the Company since April 2003. Prior to that, he was an Engineering Director from April 1999 to March 2003. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Tiki K.K. Ho has been Vice President Engineering of the Company since April 2003. Prior to his present position, he was an Engineering Director of the Company from April 1, 1999 to March 31, 2003 and a manager in the engineering department since joining the Company in 1994. Mr. Ho worked in STD Company Limited and Management, Investment and Technology Company Limited. He has had over 15 years experience in manufacturing, product design, and engineering management and plastic mold shop management. He has a B.Sc. Honors in Mechanical Engineering from University of Manchester, Institute of Science and Technology.

         Louis S.W. Kwok has been the Assistant General Manager, DRGM from April 2003. Prior to that, he was the Materials and Logistics Director of the Company from March 2002 to March 2003 and the Plant Administration Director from January 2001 to February 2002. He has over 15 years experience in manufacturing plant operations. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Eric K.W. Chan has been the Quality Director of the Company since July 2, 2001. Prior to that, he was Senior QA Manager/Quality Director in various major toy companies such as Tonka Kenner Parker, Hasbro and Galoob. Mr. Chan has over 20 years of solid experience in QA/QC operations in the toy industry. He has a Diploma in Production and Industrial Engineering, Diploma in Management Study and Diploma in Industrial Management (UK).

         Vincent K.M. Ching joined the Company as the Manufacturing Director in September 2002. He has over 16 years experience in research, consultancy and manufacturing sectors, has been working in PRC for 10 years at a managerial level with Philips, Procter & Gamble (P & G) and previously as Manufacturing Director in Honeywell Consumer Products (H.K.) Ltd. from June 1999. He has achieved a number of prizes and awards in both academic and industrial sectors including the Ford Design Prize from Ford Motor (UK) Co. Ltd. in 1985, First Class Honors degree in Mechanical Engineering in 1986, Overseas Research
Students Award from the Committee of Vice-Chancellors and Principals of Universities (UK) in 1987, Postdoctoral Research Fellowship from the Croucher Foundation of Hong Kong in 1990 and Hong Kong Productivity Council Productivity Award for the 2002 Hong Kong Awards for Industry.

         Rick C.K. Chu has been the Director of Customer Service of the Company since January 2004. Prior to that, he was the International Sales Director of the Company from April 1996 to December 2003 and the International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

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

         Paul Fogarty commenced working as Sales Director for Radica UK in January 2004. He has over 9 years experience in the toy industry previously having held senior management positions for Mattel UK, Tyco Toys UK and JAKKS Pacific. Prior to this Mr. Fogarty worked in the paper industry for Scott Paper Ltd. Mr. Fogarty, who is originally from New Zealand, moved to England in 1989. He received his Bachelor of Commerce degree in Marketing from the University of Auckland.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 16 years experience in project management and product development in major appliances, electronics and toys industries. He obtained his 6 Sigma experience while working for General Electric Company, and led the development of Total Cycle Time management skill at VTech. He has a Postgraduate Certificate in Business Administration from the Open University of Hong Kong, a BA in Industrial Design from the Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

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

COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In  fiscal  2003,  the  aggregate  amount of  compensation  paid to all executive officers and directors for services in all capacities was approximately $2.5 million. In addition, bonus payments made to certain executive officers as a group in April of 2004 related to 2003 performance that was accrued at the end of 2003 was $17,000.

         In fiscal 2003, each outside (i.e., non-employee and non-affiliated) director of the Company received a $10,000 annual fee paid in quarterly installments. Directors could elect to receive some or all of this fee payable in shares of the Company's Common Stock valued at the then current market price. Each outside director of the Company also received a fee of $600 for attendance at each Committee meeting.

         Commencing  in  fiscal  2004,   each  outside   director  will  receive
compensation according to the following schedule:

    o  Board retainer                       $10,000 annually
    o  Quarterly board meeting fee          $1,250 per meeting
    o  Committee retainer                   $4,000 annually (excluding Executive
                                               Committee)
    o  Audit chair additional retainer      $4,000 annually
    o  Other committee chairs additional    $2,000 annually
        retainer

Payments will be made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price.

         Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $6.41 per share in 2003. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and these options are exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Bengtson, Horton and Ms. Jeanne Olson have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are renewed automatically on an annual basis unless 90 days notice is given by either party, for periods of two years each, from July 2001 for Mr. Feely, from December 2001 for Messrs. Howell, Bengtson and Ms. Olson and from March 2003 for Mr. Horton. Each employment agreement is terminable by the Company for cause. Under their agreements Messrs. Feely, Howell, Bengtson, Horton and Ms. Olson shall each receive minimum annual base salaries of $332,600, $250,000, $43,200, $212,500 and $250,000 (the amount for Mr. Horton is stated in UK currency as (pound)125,000), respectively. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. Under the terms of their employment agreements Messrs. Feely, Howell, Bengtson, Horton and Ms. Olson are eligible to participate in the Company's bonus plan. The employment agreements for Messrs. Feely, Howell, Horton and Ms. Olson contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at market price at $3.625 per share, another 60,000 stock options at market price at $14.125 per share in November 1998 and a further 60,000 stock options at market price at $3.00 per share in May 2000, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May 2001, Mr. Feely would have been granted 60,000 stock options at market price provided he achieved certain conditions as stated in the agreements, however, these were not achieved. In the agreements for Mr. Howell, he was granted 25,000 stock options per annum of the Company common stock at market price at $3.00 and $2.90 per share in May 2000 and 2001 respectively. In June 2002, Mr. Howell was granted 25,000 stock options at market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Ms. Olson, she had been granted 60,000 stock options upon initial employment and was granted an additional 40,000 stock options at market price at $3.45 per share in January 2002 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Mr. Horton, he had been granted 60,000 stock options of the Company common stock at market price at $4.43 in March 2003 upon initial employment subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, Messrs. Feely, Howell and Ms. Olson were granted 60,000, 25,000 and 25,000 stock options at market price, respectively in February 2001. Mr. Howell was granted 3,750 stock options in March 2002 for achieving certain requirements under an incentive plan. Based upon 2002 performance the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 60,000 options for Mr. Feely and 25,000 options for Ms. Olson and Mr. Howell. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would become vested in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of compensation costs for accounting purposes. In March 2003, Mr. Feely was granted 120,000 options at market price at $4.43 per the Company's prior practices.

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

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, either twenty percent or thirty-three and a third percent of the stock options vest and become exercisable on each of the first five or three anniversaries of the date of grant, respectively and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier. The Company anticipated that it will ask shareholders to approve a new plan, the 2004 Omnibus Equity Incentive Plan, at the 2004 Annual Shareholders Meeting.

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

         In fiscal year 2003, an aggregate of 259,200 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $4.21 to $6.54 per share.

         As a result of the foregoing, at the end of fiscal year 2003, after giving effect to all prior exercises and forfeitures of options, an aggregate of 1,732,172 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,279,200 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 215,000 outside director's options were outstanding at exercise prices ranging from $2.00 to $12.63 per share. During 2003, a total of 426,000 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 2003, a total of 1,210,042 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.00 per share.

         Additional  information  with respect to stock  options is contained in
Note 11 of the Notes to the Consolidated Financial Statements included in this filing.

         Information with respect to employees is contained in Item 4 above.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

(a) The registrant is not controlled by another corporation or any foreign government.

(b) The following table is based on information available to the Company and identifies the owners of more than five percent (5%) of the registrant's common stock and the amount of common stock beneficially owned by the officers and directors as a group, as of January 31, 2004. The Company must rely on information provided by individual shareholders and therefore cannot verify its accuracy:

                    Identity of
Title of Class    Person or Group                     Amount Owned    Percent of Class
--------------    ---------------                     ------------    ----------------
Common stock      Dito Devcar Corporation, et al.        8,686,780           46.8%
Common stock      RAD Partners 1999 LLC, et al.          1,651,200            8.9%
Common stock      Officers & Directors as a Group        3,042,738           16.4%

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

(d) As of January 31, 2004, the Company had approximately 110 record holders of its Common Stock, and approximately 80% of such stock was held by U.S. holders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         At the time of the Company's IPO in 1994, certain members of management who were also the principal shareholders of the Company, were parties to a shareholders agreement (the "Shareholders Agreement") with the Company which provided for certain matters relating to the management of the Company and ownership of its Common Stock. In January 1998, the Shareholders Agreement was amended to eliminate provisions respecting the election and removal of directors, restrictions on transfer and a right of first refusal. The registration rights provisions of the Shareholders Agreement remained operative.

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

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements are included herein.

ITEM 9.  THE OFFER AND LISTING

         The Company's common stock is traded on the Nasdaq National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 2003 and fiscal 2002:

                      Fiscal year ended           Fiscal year ended
                      December 31, 2003           December 31, 2002
                      -----------------           -----------------
                      High          Low           High          Low
                      ----          ---           ----          ---
First Quarter         6.540        4.200         4.400         3.400
Second Quarter        8.000        5.540         4.600         3.800
Third Quarter         8.170        6.880         4.029         3.560
Fourth Quarter        7.950        6.300         4.600         3.450

         The annual high and low closing stock prices in fiscal 2001 were $4.9 and $1.625; in fiscal 2000 were $10 and $1.625; and in fiscal 1999 were $16 and $7.25.

         The monthly high and low closing stock prices over the last six months in fiscal 2003 were $8.17 and $6.90 in July 2003; $8.056 and $7.01 in August 2003; $7.34 and $6.88 in September 2003; $7.349 and $6.3 in October 2003; $7.211
and $6.461 in November 2003; and $7.95 and $6.89 in December 2003.

         Radica Games Limited was formed in 1993 as a holding company and, through fiscal 2003, had not paid any dividends. Except to the extent set forth below, the Company intends to retain its earnings for operations and expansion of its business for the foreseeable future.

         On January 5, 2004, the Company announced a quarterly dividend program (see "Item 4. Information on the Company, Capital Resources and Liquidity" for details of the program).

         The Company intends to make cash distributions at the end of its taxable year at least equal to 50% of its foreign personal holding company income for any year in which it is a foreign personal holding company (see Item
10. Additional Information - Taxation).

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

TAXATION

         The following discussion is a summary of certain anticipated tax consequences of the ownership of Common Stock under Bermuda tax laws, Hong Kong income tax laws, Macau income tax laws, and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or to the ownership of Common Stock. In particular, the discussion does not address the tax consequences under State, local and other (e.g., non-Bermuda, non-Hong Kong, non-Macau and non-United States Federal) tax laws. Accordingly, each owner should consult his tax advisor regarding the tax consequences of the ownership of Common Stock. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change.

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

HONG KONG TAXATION

         Under the laws of Hong Kong, a holder of shares of a company is not subject to Hong Kong tax on dividends paid with respect to such shares. Further, there is no tax on capital gain realized upon the disposal of investments, including investments in Common Stock, except that Hong Kong profits tax may be chargeable on assessable profits, to the extent that they arise in or derive from Hong Kong, arising on the sale or disposal of such investments where the transactions are or form part of a trade, profession or business carried on in Hong Kong. Hong Kong does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to Hong Kong taxes as a result of its receipt of dividends from any of its subsidiaries.

         Hong Kong stamp duty is levied on the transfer of Common Stock of Hong Kong companies at the rate of 0.02% on the fair consideration of the transfer. For companies not incorporated in Hong Kong, no stamp duty is chargeable on the transfer so long as the shareholders' registers are kept outside of Hong Kong.

         Hong Kong also levies an estate duty on the estate of a person who holds Common Stock in a Hong Kong company at the time of his death. No such duty is levied where the company is not incorporated in Hong Kong and where its share register is kept outside of Hong Kong.

MACAU TAXATION

         Under the Macau Offshore Law, there is no tax to be levied on the profits of a company generated from its offshore activities, defined as economic activities dedicated to foreign markets, pursued exclusively with non-residents, and by means of transactions in currencies other than the Macau pataca.

UNITED STATES FEDERAL INCOME TAXATION

         General. The following is a general discussion of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership of Common Stock and does not address the U.S. tax treatment of certain types of investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities, traders in securities that elect to mark to market, persons liable for alternative minimum tax, persons that hold common stock as part of a straddle or a hedging or conversion transaction, persons whose functional currency is not the U.S. dollar and persons owning directly or indirectly (under constructive ownership rules) 10% or more of the Common Stock), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

         Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, foreign personal holding company, or FPHC and controlled foreign corporation, or CFC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States.

         Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Holder's basis in the Common Stock and then as gain from the sale or exchange of a capital asset. A corporate shareholder will not be eligible for the dividends-received deduction.

         Sale or Exchange of Common Stock. Subject to the PFIC, FPHC and CFC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

         PFIC Rules. We believe that shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

         In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our shares:

     o at least 75% of our gross income for the taxable year is passive income or
     o at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

         Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

         If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

     o any gain you realize on the sale or other disposition of your shares and

     o any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

          Under these rules:

     o the gain or excess distribution will be allocated ratably over your holding period for the shares,

     o the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

     o the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

     o the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

         If you own shares in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

         In addition, notwithstanding any election you make with regard to the shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

         If you own shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

         Foreign Personal Holding Company Rules. We believe that we are not and are not likely to become a foreign personal holding company for United States tax purposes (on the basis that last year we did not meet the asset test) but this conclusion is a factual determination that is made annually and thus is subject to change. In general, if we are a foreign personal holding company:

     o if you are a U.S. holder, you will be taxed currently on certain categories of our undistributed passive income,

     o a U.S. person who acquires shares from a decedent will not have a stepped-up basis in the shares or but will have a tax basis equal to the lower of the fair market value of the shares or the decedent's basis in the shares, and if you are a U.S. holder, any dividends that we pay in a taxable year that we are a foreign personal holding company and the next taxable year thereafter will be taxable to you at rates applicable to ordinary income rather than the special rates applicable to qualified dividend income.

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

         Backup Withholding and Information Reporting. If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

     o dividend payments or other taxable distributions made to you within the United States, and

     o the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

         Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

     o    fails to provide an accurate taxpayer identification number,

     o is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

     o    in   certain   circumstances,   fails  to   comply   with   applicable
          certification requirements.

         If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

     o dividend payments made to you outside the United States by us or another non-United States payor and

     o other dividend payments and the payment of the proceeds from the sale of shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

          o the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

               o an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

               o other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

               o    you otherwise establish an exemption.

         Payment of the proceeds from the sale of shares or effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     o the proceeds are transferred to an account maintained by you in the United States,

     o the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

     o the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

         In addition, a sale of shares or effected at a foreign office of a broker will be subject to information reporting if the broker is:

     o    a United States person,

     o    a controlled foreign corporation for United States tax purposes,

     o a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

     o    a foreign partnership, if at any time during its tax year:

          o one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

          o such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

         You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

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

INTEREST RATE SENSITIVITY

         The Company currently has no debt and borrowings that are sensitive to interest rate.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the RMB. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company does not currently hedge its foreign exchange risk, which is not significant at this time. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. Due to the rearrangement of the Group's internal financing structure, exposure to movements in exchange rates has been limited going forward. See also "Item 3. Key Information - Risk Factors - China Currency Valuation".

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None or Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

         An evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at December 31, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act or 1934) occurred during the fiscal year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         On May 12, 2003, Theodore J. Eischeid was named Chairman of the Company's Audit Committee (please see "Item 6. Directors, Senior Management and Employees" for Mr. Eischeid's experience and qualifications). The Board has determined Mr. Eischeid meets all of the criteria required to be named a "Financial Expert," as defined in applicable rules of the Securities and Exchange Commission.

ITEM 16B.  CODE OF ETHICS

         The Company has adopted a Code of Ethics that is applicable to all its directors, senior management and employees. The Code of Ethics contains general guidelines for conducting the business of the Company.

         The Company will make available a copy of the Code of Ethics to any person without charge, if a written request is made to its Company Secretary at the Company's registered address at Suite V, 6th Floor, 2-12 Au Pui Wan St., Fo Tan, N.T., Hong Kong.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(US$ in thousands)         Audit fees    Audit-related fees    Tax fees    Total
                           ----------    ------------------    --------    -----

2002                         $ 186             $ 8               $ 53      $ 247
2003                           250               5                137        392

AUDIT-RELATED FEES

         Services provided primarily consist of statutory audit of pension contributions to the Company's defined contribution plan.

TAX FEES
         Services provided primarily consist of corporate tax advisory services and preparation of corporate income tax returns.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

         Not Applicable

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                              PAGE

         Independent Auditors' Reports                                     F-1

         Consolidated Balance Sheets                                       F-2

         Consolidated Statements of Operations                             F-3

         Consolidated Statements of Shareholders' Equity
           and Comprehensive Income (Loss)                                 F-4

         Consolidated Statements of Cash Flows                             F-5

         Notes to the Consolidated Financial Statements                    F-6

ITEM 19.  EXHIBITS

         The exhibit index appears at page I-2 of this report, immediately following the signature page.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.





/S/ KPMG

HONG KONG
February 13, 2004

                                   RADICA GAMES LIMITED
                               CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 2003 AND 2002

                                          ASSETS

(US dollars in thousands, except share data)                           2003        2002
                                                                    --------     --------

Current assets:
Cash and cash equivalents                                           $ 13,944     $ 32,692
Investment securities                                                 28,009         --
Accounts receivable, net of allowances for doubtful accounts
  of $251 ($315 in 2002)                                              15,360       15,139
Inventories                                                           15,503       20,385
Prepaid expenses and other current assets                              2,748        1,674
Income taxes receivable                                                1,404          931
Deferred income taxes                                                  1,706         --
                                                                    --------     --------

     Total current assets                                             78,674       70,821
                                                                    --------     --------

Property, plant and equipment, net                                    11,908       14,034

Goodwill                                                               9,551        9,551

Other asset                                                              875          896

Deferred income taxes, noncurrent                                      1,206         --
                                                                    --------     --------

     Total assets                                                   $102,214     $ 95,302
                                                                    ========     ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                                               $   --       $    846
Accounts payable                                                       6,350        7,974
Current portion of long-term debt                                       --          1,825
Accrued payroll and employee benefits                                  1,353        2,753
Accrued warranty expenses                                              1,040        1,040
Other accrued liabilities                                              3,976        5,840
Income taxes payable                                                     339          309
Deferred income taxes                                                   --             79
                                                                    --------     --------

     Total current liabilities                                        13,058       20,666
                                                                    --------     --------

     Total liabilities                                                13,058       20,666
                                                                    --------     --------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,225,204 shares issued and outstanding (17,796,131 in 2002)          182          178
Additional paid-in capital                                             3,517        2,320
Retained earnings                                                     85,437       72,946
Accumulated other comprehensive income (loss)                             20         (808)
                                                                    --------     --------

     Total shareholders' equity                                       89,156       74,636
                                                                    --------     --------

     Total liabilities and shareholders' equity                     $102,214     $ 95,302
                                                                    ========     ========

        See accompanying notes to the consolidated financial statements.

                                       F-2

                                           RADICA GAMES LIMITED
                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                               YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


(US dollars in thousands,                                2003                2002                2001
except per share data)                               ------------        ------------        ------------

Revenues:
Net sales                                            $    105,200        $    124,646        $     98,554
Cost of goods sold (exclusive of items
  shown separately below)                                 (64,571)            (77,481)            (64,698)
                                                     ------------        ------------        ------------
Gross profit                                               40,629              47,165              33,856
                                                     ------------        ------------        ------------

Operating expenses:
Selling, general and administrative expenses              (25,779)            (27,695)            (26,279)
Research and development                                   (3,895)             (4,094)             (5,775)
Depreciation                                               (2,033)             (2,438)             (2,631)
Amortization of goodwill and intangible assets               --                  (420)             (1,382)
Restructuring charge                                          (87)               --                (1,551)
                                                     ------------        ------------        ------------
  Total operating expenses                                (31,794)            (34,647)            (37,618)
                                                     ------------        ------------        ------------

Operating income (loss)                                     8,835              12,518              (3,762)

Other income                                                  317                 306                  24

Foreign currency gain (loss), net                             178               1,744                (219)

Interest income                                               344                 253                 733

Interest expense                                              (49)               (218)               (597)
                                                     ------------        ------------        ------------

Income (loss) before income taxes                           9,625              14,603              (3,821)

Credit (provision) for income taxes                         2,866              (2,669)               (553)
                                                     ------------        ------------        ------------

Net income (loss)                                    $     12,491        $     11,934        $     (4,374)
                                                     ============        ============        ============

Net income (loss) per share:

     Basic                                           $       0.69        $       0.67        $      (0.25)
                                                     ============        ============        ============

     Diluted                                         $       0.66        $       0.65        $      (0.25)
                                                     ============        ============        ============

Weighted average number of common and
  common equivalent shares

     Basic                                             18,016,789          17,725,879          17,611,886
                                                     ============        ============        ============

     Diluted                                           19,059,974          18,335,827          17,611,886
                                                     ============        ============        ============

       See accompanying notes to the consolidated financial statements.

                                                       RADICA GAMES LIMITED
                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                 AND COMPREHENSIVE INCOME (LOSS)
                                           YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


(US dollars in thousands)                   Common stock                                                 Accumulated
                                            ------------        Additional  Warrants to                    other           Total
                                         Number                  paid-in       acquire      Retained    comprehensive  shareholders'
                                       of shares     Amount      capital    common stock    earnings    income (loss)    equity
                                      ----------   ----------   ----------  ------------   ----------   -------------  ------------

Balance at December 31, 2000          17,564,297   $      176   $    1,188   $      667    $   65,386    $      (29)   $   67,388
Issuance of stock                          6,847         --             22         --            --            --              22
Stock options exercised                   75,596         --            117         --            --            --             117
Expiration of stock warrants                --           --            222         (222)         --            --            --
Net loss                                    --           --           --           --          (4,374)         --          (4,374)
Foreign currency translation                --           --           --           --            --            (101)         (101)
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance at December 31, 2001          17,646,740   $      176   $    1,549   $      445    $   61,012    $     (130)   $   63,052
Issuance of stock                          4,945            1           20         --            --            --              21
Stock options exercised                  144,446            1          306         --            --            --             307
Expiration of stock warrants                --           --            445         (445)         --            --            --
Net income                                  --           --           --           --          11,934          --          11,934
Foreign currency translation                --           --           --           --            --            (678)         (678)
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance at December 31, 2002          17,796,131   $      178   $    2,320   $     --      $   72,946    $     (808)   $   74,636
Issuance of stock                          3,073         --             20         --            --            --              20
Stock options exercised, inclusive       426,000            4        1,177         --            --            --           1,181
     of $44 tax benefit
Net income                                  --           --           --           --          12,491          --          12,491
Unrealized loss on investment               --           --           --           --            --             (46)          (46)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,               --           --           --           --            --             874           874
     net of nil tax
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance at December 31, 2003          18,225,204   $      182   $    3,517   $     --      $   85,437    $       20    $   89,156
                                      ==========   ==========   ==========   ==========    ==========    ==========    ==========

The comprehensive  income (loss) of the Company,  which represents the aggregate of the net income (loss),  tax benefit from stock options exercised and the foreign currency translation adjustments, was $13,319, $11,256 and $(4,475) for the years ended December
31, 2003, 2002 and 2001, respectively.


                                 See accompanying notes to the consolidated financial statements.

                                                RADICA GAMES LIMITED
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


(US dollars in thousands)                                                    2003            2002            2001
                                                                           --------        --------        --------

Cash flow from operating activities:
Net income (loss)                                                          $ 12,491        $ 11,934        $ (4,374)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Deferred income taxes                                                      (2,947)          2,134            (918)
  Depreciation                                                                2,033           2,438           2,631
  Amortization                                                                 --               420           1,382
  Loss on disposal and write off of property, plant and equipment               102              57              73
  Compensatory elements of stock issuances                                       20              21              22
  Unrealized gain on trading investments                                        (55)           --              --
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                                 (221)         (1,271)          8,678
    Decrease (increase) in inventories                                        4,882          (3,206)         (3,208)
    (Increase) decrease in prepaid expenses and other current assets         (1,074)            609            (709)
    (Decrease) increase in accounts payable                                  (1,624)         (1,227)          2,124
    (Decrease) increase in accrued payroll and employee benefits             (1,400)          1,810              (7)
    Increase (decrease) in accrued warranty expenses                           --               140             (50)
    (Decrease) increase in other accrued liabilities                         (1,864)         (1,645)          1,036
    (Decrease) increase in income taxes payable                                (443)           (198)          3,638
                                                                           --------        --------        --------

Net cash provided by operating activities                                     9,900          12,016          10,318
                                                                           --------        --------        --------

Cash flow from investing activities:
Purchases of investment securities                                          (28,000)           --              --
Proceeds from sale of property, plant and equipment                             955             201              64
Purchase of property, plant and equipment                                      (943)         (1,316)         (1,103)
                                                                           --------        --------        --------

Net cash used in investing activities                                       (27,988)         (1,115)         (1,039)
                                                                           --------        --------        --------

Cash flow from financing activities:
Funds from stock options exercised                                            1,137             307             117
Decrease in short-term borrowings                                              (846)           --            (2,934)
Repayment of long-term debt                                                  (1,825)         (3,648)         (3,648)
                                                                           --------        --------        --------

Net cash used in financing activities                                        (1,534)         (3,341)         (6,465)
                                                                           --------        --------        --------

Effect of currency exchange rate change                                         874            (678)           (101)
                                                                           --------        --------        --------

Net (decrease) increase in cash and cash equivalents                        (18,748)          6,882           2,713

Cash and cash equivalents:
  Beginning of year                                                          32,692          25,810          23,097
                                                                           --------        --------        --------

  End of year                                                              $ 13,944        $ 32,692        $ 25,810
                                                                           ========        ========        ========

Supplementary disclosures of cash flow information:
  Interest paid                                                            $     50        $    220        $    594
  Income taxes paid                                                             538           1,314             433

                          See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company manufactures and markets a diverse line of electronic games, youth electronics and video game accessories including electronic games carrying the Radica(R) and Play TV(R) brand names, Gamester(R) branded video game controllers & accessories, and girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names. The Company is headquartered in Hong Kong and manufactures its products in its factory in Southern China. The primary markets for the Company's products are North America and Europe.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     Trade Receivables
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

     Investment Securities
     Investment securities at December 31, 2003 consist of certificates of deposits and money-market mutual fund investments. The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

     Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecast performance of the investee.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

     Inventories
     Inventories are stated at the lower of cost, determined by the weighted average method, or market. Write-downs are provided for potentially slow moving and obsolete inventory or inventory of which estimated net realizable value is below its carrying value based on management's analysis of inventory levels and future expected sales.

     Depreciation and Amortization of Property, Plant and Equipment
     Property, plant and equipment is stated at cost. Depreciation of plant and equipment is expensed using the straight-line method at rates based upon the estimated useful lives of the asset, ranging from 3 to 5 years.

     All of the Company's land and building holdings in the PRC and Hong Kong are considered to be leasehold property and are amortized on a straight-line basis over the term of the lease, ranging from 30 to 50 years. The buildings on the land are also depreciated over the same period. Costs of leasehold improvements and capital leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter.

     The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated and any resulting gain or loss is included in the statement of operations.

     Goodwill
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-lived Assets.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     SFAS No. 142 requires the Company to perform an assessment of whether there was an indication that goodwill is impaired. To accomplish this, the Company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. In estimating the fair value of the reporting unit, the Company used discounted projected cash flows, EBITDA, and market-multiple approaches to valuation.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation in 2002, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. Management determined that no indications of impairment existed as the fair value of the reporting unit was higher than the carrying amount and accordingly, the second step was not required to be performed. The fair value of the reporting unit was determined using discounted projected cash flows, EBITDA, and market-multiple approaches to valuation.

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

     Impairment of Long-lived Assets
     The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

     Revenue Recognition
     Revenue from product sales are recognized at the time of shipment and passage of title, which is in accordance with the terms of the sale, FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. Prior to 2003, the Company had consignment agreements with certain European distributors and recorded these shipments as revenues upon confirmation of sell-through by the distributor.

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

     Advertising
     Advertising costs are expensed as incurred. The cost of media related advertising is incurred by the Company the sooner of the first time that the advertising takes place or the invoice date for the media purchase. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Co-op advertising costs are characterized as a cost if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the co-op advertising benefit is determinable and greater than or equal to the co-op advertising allowance provided to the retailer. Co-op advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising and Co-op advertising expenses are recorded as selling, general and administrative expenses in the consolidated statement of operations. They were approximately $7,614, $7,350 and $6,982 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Research and Development
     Research and development costs are expensed as incurred. Research and development costs amounted to $3,895, $4,094 and $5,775 in 2003, 2002 and 2001, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Foreign Currency Translation
     Foreign currency assets and liabilities are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during each reporting period. Current earnings (loss) include gains or losses resulting from foreign currency transactions. Other gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of other comprehensive income (loss) within shareholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign entity.

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

     Stock-based Compensation
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (See Note 11). The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in the period:


                                                         2003          2002          2001
                                                       --------      --------      --------

Net income as reported                                 $ 12,491      $ 11,934      $ (4,374)
Add back total stock-based employee compensation           --            --            --
    expenses under APB 25
Deduct total stock-based employee compensation
  expense determined under fair-value-based method
  for all rewards, net of tax                              (657)         (746)         (793)
                                                       --------      --------      --------
Prof forma net income                                  $ 11,834      $ 11,188      $ (5,167)
                                                       ========      ========      ========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Earnings (Loss) Per Share
     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities are excluded from the computation in loss making periods as their inclusion would be anti-dilutive.

     Comprehensive Income (Loss)
     Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income
     (loss) represented foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, net of tax.

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

     Recently Adopted Accounting Standards
     In June 2001, FASB Statement No. 143, Accounting for Asset Retirement Obligations, was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company's financial statements.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In April 2002, FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued. Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Statement No. 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of Statement 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, were applied in fiscal years beginning after May 15, 2002. The provisions of Statement 145 related to Statement 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 had no effect on the Company's financial statements.

     In June 2002, FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. Costs relating to closure of the Company's research and development center in the UK have been accounted for in these consolidated financial statements pursuant to Statement 146 (see note 9).

     In November 2002, FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34, was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. During 2003 and as at December 31, 2003, the Company did not issue any guarantees or indirect guarantees which would require recognition or disclosure in the consolidated financial statements pursuant to FIN 45.

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

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     On December 17, 2003, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, which supersedes SAB No. 101, Revenue Recognition in Financial Statements. SAB No. 104's primary purpose is to rescind the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB No. 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104, which was effective upon issuance. The Company's adoption of SAB No. 104 did not have a material effect on its financial position or results of operations.

     In December 2003, FASB Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The adoption of Statement 132 had no effect on the Company's financial statements.

     Recently Issued Accounting Pronouncements
     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

     The Company has evaluated the impact of applying FIN 46R and believes that, other than those entities already consolidated in the Company's consolidated financial statements, no additional entities would need to be consolidated by the Company.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material affect on the Company's results of operations or financial position.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

     Reclassifications
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

3.   INVESTMENT SECURITIES

     At December 31, 2003, investment securities represent municipal fixed income and money market funds with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year have been classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

     Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. At December 31, 2003, investments in certificates of deposits of $9.9 million were classified as "available-for-sale" and accordingly are reported at fair value with unrealized losses of approximately $46 reported as a component of shareholder's equity and comprehensive loss. The fair value of these investments is based on market information available to management as of balance sheet date presented. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale securities at December 31, 2003 and 2002 were as follows:

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

3.   INVESTMENT SECURITIES (Continued)

                                                      Gross           Gross
                                    Amortized       unrealized      unrealized
                                       cost        holding gains  holding losses    Fair value
                                   -------------   -------------  ---------------   -----------

At December 31, 2003
  Available for sale:
    Certificates of deposits          $10,000          $--          $   (46)          $ 9,954

At December 31, 2002
  Available for sale:                 $  --            $--          $  --             $  --

     The unrealized losses on the investments in certificates of deposits were caused by interest rate changes. The fair value amount above reflects the market price provided by the issuer of the security, assuming an early sale were to occur. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than amortized cost of the investment. Because the company has the ability and intent to hold these investments until a market price recovery or maturing, these securities are not considered other-than-temporarily impaired.

     There was no sale of investment securities in 2003 and 2002. The Company also maintains a $18,055 portfolio of investment securities classified as trading. These investments represent primarily municipal fixed income and money market funds subject to price volatility associated with any interest-bearing instrument. There were no net realized gains on trading securities during the years ended December 31, 2003 and 2002. Net unrealized holding gains on these investments held at year end and included in other income for 2003 and 2002 were $55 and $0, respectively.

4.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                       2003               2002
                                  ---------------    ---------------

Raw materials                            $ 1,554            $ 3,004
Work in progress                           2,758              3,462
Finished goods                            11,191             13,308
Consigned finished goods                       -                611
                                  ---------------    ---------------
                                        $ 15,503           $ 20,385
                                  ===============    ===============

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                      2003          2002
                                                    --------      --------

Land and buildings                                  $ 10,953      $ 12,230
Plant and machinery                                    7,754         7,520
Furniture and equipment                                7,514         7,303
Leasehold improvements                                 2,943         2,879
                                                    --------      --------
     Total                                          $ 29,164      $ 29,932
Less: Accumulated depreciation and amortization      (17,256)      (15,898)
                                                    --------      --------
     Total, net                                     $ 11,908      $ 14,034
                                                    ========      ========

     In November 2002, the AICPA international practices task force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights generally would be considered operating leases, as they are long-term leases of lands, which do not transfer title. Effective January 1, 2003, the Company followed this guidance and reclassified $875 and $896 to other asset from property, plant and equipment as of December 31, 2003 and 2002, respectively.

6.   GOODWILL AND INTANGIBLE ASSETS

     At December 31, 2003 and 2002, the Company's cost in excess of fair value of assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as described in note 2 to determine whether the goodwill was impaired and the extent of such impairment. After performing this evaluation there was no impairment of goodwill as at December 31, 2003 and 2002 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill).

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

6.   GOODWILL AND INTANGIBLE ASSETS (Continued

     In 2000, the Company entered into a licensing agreement with SSD Company Limited ("SSD") for the rights to use their patented XaviX technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260, which is the Company's contractual obligation to SSD as defined in the Sublicensing Agreement between the two parties, was recorded as an intangible asset and has been fully amortized as at December 31, 2002.

     Amortization of goodwill and other intangible assets totaled $0, $420 and $1,382 for the years ended December 31, 2003, 2002 and 2001, respectively. Net income (loss) and net income (loss) per share adjusted to exclude amortization of goodwill as if the provision of SFAS 142 were in effect in prior periods are as follows (in thousands, except per share data):

                                        2003           2002          2001
                                     ----------     ----------     ---------

Reported net income (loss)           $   12,491     $   11,934     $  (4,374)
Add back: Goodwill amortization            --             --             796
                                     ----------     ----------     ---------
Adjusted net income (loss)           $   12,491     $   11,934     $  (3,578)
                                     ==========     ==========     =========

Basic income (loss) per share:
Reported net income (loss)           $     0.69     $     0.67     $   (0.25)
Goodwill amortization                      --             --            0.05
                                     ----------     ----------     ---------
Adjusted net income (loss)           $     0.69     $     0.67     $   (0.20)
                                     ==========     ==========     =========

Diluted income (loss) per share:
Reported net income (loss)           $     0.66     $     0.65     $   (0.25)
Goodwill amortization                      --             --            0.05
                                     ----------     ----------     ---------
Adjusted net income (loss)           $     0.66     $     0.65     $   (0.20)
                                     ==========     ==========     =========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                      2003       2002
                                     ------     ------

Accrued advertising expenses         $1,091     $1,243
Accrued license and royalty fees      1,062      1,479
Commissions payable                     166        191
Other accrued liabilities             1,657      2,927
                                     ------     ------
     Total                           $3,976     $5,840
                                     ======     ======

8.   INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                    2003          2002          2001
                  --------      --------      --------

United States     $  9,964      $ 10,807      $ (5,523)
International         (339)        3,796         1,702
                  --------      --------      --------
                  $  9,625      $ 14,603      $ (3,821)
                  ========      ========      ========

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the statutory, net of rebate, tax rate was 27%, 12% and 12% for the years ended December 31, 2003, 2002 and 2001, respectively.

     The provisions (credits) for income taxes consist of the following:

                                                    2003          2002       2001
                                                   -------      -------     -------
Current:
    US federal and state                           $    39      $    51     $   644
    International                                       42          950         827
                                                   -------      -------     -------
  Total current income tax provision               $    81      $ 1,001     $ 1,471
                                                   -------      -------     -------

Deferred:
    US federal                                     $(2,857)     $  --       $  --
    International                                      (90)       1,668        (918)
                                                   -------      -------     -------
  Total deferred income tax (credit) provision     $(2,947)     $ 1,668     $  (918)
                                                   -------      -------     -------

Total income taxes (credit) provision              $(2,866)     $ 2,669     $   553
                                                   =======      =======     =======

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The income taxes for the years ended December 31, 2003, 2002 and 2001 were allocated as follows:

                                                       2003         2002        2001
                                                      -------      -------     -------

Income from continuing operations                     $(2,866)     $ 2,669     $   553
Stockholders' equity - compensation expense for
     tax purposes in excess of amounts recognized
     for financial reporting purposes                      44         --          --
                                                      -------      -------     -------

                                                      $(2,822)     $ 2,669     $   553
                                                      =======      =======     =======

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate is as follows:

                                                      2003          2002         2001
                                                    -------       -------       -------
The US statutory rate                                  35%           34%          34%
Computed "expected" tax expense (benefit)
  at the US statutory rate                          $ 3,369       $ 4,965       $(1,299)
State tax, net of federal tax benefit                     1             4            13
Foreign tax rate differential                          (807)         (763)         (647)
Change in valuation allowance                        (4,476)       (1,282)        2,163
Effect of change in deferred tax effective rate        (478)         --            --
Other, net                                             (475)         (255)          323
                                                    -------       -------       -------

Income tax (credit) provision                       $(2,866)      $ 2,669       $   553
                                                    =======       =======       =======

     The US statutory rate has been used since the majority of the Company's taxable income arises in the US. Other, net in the tax reconciliation above primarily includes China tax rebates of $472 in 2003 and $nil for 2002 and 2001, the tax effect of foreign exchange rate changes and the tax effect of non-deductible expenses.

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                            2003               2002
                                       ---------------    ---------------
Deferred tax assets:
Property, plant and equipment                   $ 386              $ 239
Net operating loss carryforwards                4,169              5,456
Advertising allowances                            399                413
Accounts receivable                                75                 56
Inventories                                       232                405
Sales allowance and returns                       968                974
Other                                             366                616
                                       ---------------    ---------------
  Total gross deferred tax assets               6,595              8,159
Valuation allowance                            (3,683)            (8,159)
                                       ---------------    ---------------
  Net deferred tax assets                     $ 2,912                $ -
                                       ===============    ===============

Deferred tax liabilities:
Property, plant and equipment                     $ -              $ (79)
                                       ===============    ===============

     The following table represents the classification of the Company's net deferred tax (liabilities) assets:

                                                   2003       2002
                                                  ------     ------

Current deferred tax assets                       $1,706     $ --
Long-term deferred tax (liabilities) assets        1,206        (79)
                                                  ------     ------
  Total net deferred tax (liabilities) assets     $2,912     $  (79)
                                                  ======     ======

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     As of December 31, 2003, the Company's US subsidiary had approximately $1,900 of tax net operating loss carryforwards which will begin to expire after 2020. In addition, as of December 31, 2003, the Company's UK subsidiary had approximately $11,400 tax net operating loss carryforwards which will carryforward indefinitely.

     Under the provisions of SFAS No. 109, Accounting for Income Taxes, the realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied. All available evidence must be considered in the determination of whether sufficient future taxable income will exist. Such evidence includes, but is not limited to, the company's financial performance, the market environment in which the company operates, the utilization of past tax credits, and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Differences in actual results from available evidence used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the deferred tax assets, net of existing valuation allowances, as more likely than not realizable. Movement in the valuation allowance during 2003 reflected the net effect of the change in deferred tax assets in respect of tax losses carried forward, which increased in the UK and decreased in the US, as well as the reversal of the remaining valuation allowance in the US.

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

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

9.   RESTRUCTURING CHARGE

     In the second quarter of 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. The reductions in workforce are permanent and affected the Company's VGA segment. During the year, the Company has completed the process of closing the UK R&D office. There was no restructuring reserve as at December 31, 2003.

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

     The accrued restructuring charges were substantially disbursed during 2002. The total restructuring charges consisted of $1,514 of cash outlays, the majority of which occurred in fiscal 2002, and $40 of non-cash charges, primarily for leasehold improvements write-offs. The remaining restructuring reserve as at December 31, 2002 consisted of $34, primarily related to certain termination benefits which were paid in 2003.

     The components of restructuring charges are as follows:

                                        Balance                                       Balance
                                     at beginning     Charges /        Amount          at end
                                        of year       (Release)       incurred         of year
                                     ------------     ---------      ----------      ----------
2003
Severance and other compensation        $    34        $    87         $  (121)        $  --
                                        =======        =======         =======         =======

2002
Severance and other compensation        $ 1,389        $   (78)        $(1,277)        $    34
Lease termination costs and                 199             78            (277)           --
related asset writedowns
                                        -------        -------         -------         -------
                                        $ 1,588        $  --           $(1,554)        $    34
                                        =======        =======         =======         =======

2001
Severance and other compensation        $   246        $ 1,352         $  (209)        $ 1,389
Lease termination costs and
related asset writedowns                   --              199            --               199
                                        -------        -------         -------         -------
                                        $   246        $ 1,551         $  (209)        $ 1,588
                                        =======        =======         =======         =======

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                (US dollars in thousands, except per share data)

10.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share as of December 31:

                                            2003             2002             2001
                                        ------------     ------------     ------------

Numerator for basic and diluted
  earnings (loss) per share:
  Net income (loss)                     $     12,491     $     11,934     $     (4,374)
                                        ============     ============     ============

Denominator:
Basic weighted average shares             18,016,789       17,725,879       17,611,886
Effect of dilutive options and
  warrants                                 1,043,185          609,948             --
                                        ------------     ------------     ------------

Diluted weighted average shares           19,059,974       18,335,827       17,611,886
                                        ============     ============     ============

Basic net income (loss) per share       $        069     $       0.67     $      (0.25)
                                        ============     ============     ============

Diluted net income (loss) per share     $       0.66     $       0.65     $      (0.25)
                                        ============     ============     ============

     Options and warrants on 136,500, 441,700 and 2,440,867 shares of common stock for the years ended December 31, 2003, 2002 and 2001, respectively were not included in computing diluted earnings per share since their effects were antidilutive. Stock options and warrants were antidilutive because they had an exercise price greater than the average market price during the year or due to the net loss in 2001.

11.  STOCK-BASED COMPENSATION

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

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK-BASED COMPENSATION (continued)

     In 2001, the Company issued some stock options to management based on the terms of various employment contracts. Based upon 2002 performance, the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 110,000 options. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would become vested in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of compensation costs in the consolidated statement of operations.

     A summary of option activity is as follows:-

                                             2003                       2002                       2001
                                   -------------------------  -------------------------  -------------------------

                                                 Weighted                   Weighted                   Weighted
                                                 average                    average                    average
                                                 exercise                   exercise                   exercise
(Shares in thousands)               Shares        price        Shares        price        Shares        price
                                    ------        -----        ------        -----        ------        -----

Outstanding at
  beginning of year                    2,313         $ 4.05       2,191         $ 3.88       2,354         $ 5.81
Options granted                          370           5.10         585           3.75         521           2.64
Options exercised                       (426)          2.67        (145)          2.13         (76)          1.56
Options forfeited                       (310)         11.24        (318)          3.21        (608)         10.60
                                   ----------                 ----------                 ----------
Outstanding at end of year             1,947                      2,313         $ 4.05       2,191         $ 3.88

Options exercisable
  at year end                          1,232         $ 2.88       1,352         $ 4.52       1,151         $ 4.54

     The following is additional information relating to options outstanding as of December 31, 2003:

                                                   Options outstanding                          Options exercisable
                           -----------------------------------------------------------   ------------------------------
                                                                   Weighted average
                                               Weighted average       remaining                        Weighted average
Exercise                        Number          exercise price         contractual          Number       exercise price
price range                    of shares           per share          life (years)         of shares       per share
-----------                    ---------           ---------          ------------        ----------       ---------
(Shares in thousands)

    $ 1.090 to 2.000                    365             $ 1.40                   3.29            359           $ 1.39
    $ 2.001 to 4.000                  1,088               3.21                   6.32            794             3.14
    $ 4.001 to 6.000                    346               4.36                   8.90             38             4.29
    $ 6.001 to 8.000                    124               6.74                   8.69             17             6.76
    $ 8.001 to 10.000                     7               8.57                   4.29              7             8.14
    $ 12.001 to 14.000                   16              12.63                   5.25             16            12.44
    $ 18.001 to 20.000                    1              19.00                   4.00              1            20.00
                           -----------------                                             ------------
                                      1,947             $ 3.41                   6.35          1,232           $ 2.88
                           =================                                             ============

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK-BASED COMPENSATION (continued)

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $1.47, $1.51 and $1.24 per option for the years ended December 31, 2003, 2002 and 2001, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                2003         2002          2001
                                              ---------    ---------     -------

Expected life of options                      3.6 years    3.4 years     4 years
Risk-free interest rate                         2.8%         4.1%         4.5%
Expected volatility of underlying stock         33%          51%          55%
Dividends                                        0%           0%           0%

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

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts as follows:

                                             2003           2002           2001
                                          ----------     ----------     ----------

Reported net income (loss)                $   12,491     $   11,934     $  (4,374)
Pro forma net income (loss)                   11,995         11,188        (5,167)

Reported net income (loss) per share
     Basic                                $     0.69     $     0.67     $   (0.25)
     Diluted                                    0.66           0.65         (0.25)

Pro forma net income (loss) per share
     Basic                                $     0.66     $     0.63     $   (0.29)
     Diluted                                    0.62           0.61         (0.29)

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
           (US dollars in thousands, except share and per share data)

12.  RETIREMENT PLAN

     In Hong Kong, the Company has both mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $253, $142 and $240 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Radica's US and UK employees are eligible to participate in savings plans sponsored by the Company and its subsidiaries, all of which are defined contribution plans. The Company makes company contributions and both individual and company contributions are invested into a balanced variety of investment funds. The Company contributed approximately $74, $60 and $59 to these plans for the years ended December 31, 2003, 2002 and 2001, respectively.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amounts reported for cash and cash equivalents, trade accounts receivable, certain other current assets, trade accounts payable, and accrued expenses (nonderivatives) are considered to approximate fair values because of the short duration of these instruments.

     Investment securities (both available-for-sale and trading securities) are carried at fair values which are based on quoted prices at the reporting date for those or similar investments.

14.  PLEDGE OF ASSETS

     At December 31, 2003, the Company's general banking facilities including overdraft and trade facilities were collateralized by leasehold land and buildings with an aggregate net book value of $2,302.

15. COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $589, $509 and $491 for the years ended December 31, 2003, 2002 and 2001, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2003, the Company was obligated under non-cancelable operating leases requiring future minimum rental payments as follows:

                                      Operating leases
                                     ---------------

2004                                     $      680
2005                                            537
2006                                            480
2007                                            373
2008                                            301
Thereafter                                      943
                                     ---------------
Total minimum lease payments             $    3,314
                                     ===============

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

15. COMMITMENTS AND CONTINGENCIES (Continued)

     Joint Venture Agreement

     Under the terms of a joint venture agreement with the local government in Dongguan the Company is committed to pay a total of $3,426 in varying amounts over the next 21 years.

     Warranties

     The Company provides product warranties to its customers for a period of 90 days from the date of purchase for games and one year for VGA products. Details of the movement in the warranty provision during the year are set out in note 18.

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

                               Minimum
                               Payments
                            -------------

2004                           $      66
2005                                 371
2006                                  30
2007                                  30
2008                                  10
                            -------------

                               $     507
                            =============

     Litigation

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, assuming an appeal is made, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

15. COMMITMENTS AND CONTINGENCIES (Continued)

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

16.  CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's Games business had one customer which accounted for more than thirty-one percent of consolidated net sales for the year ended December 31, 2003, one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2002 and two customers which accounted for more than twenty-two percent and eleven percent of consolidated net sales for the year ended December 31, 2001. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     During 2003, $18,672 of the Company' sales came from the Play TV line of products. Each of these products contains a XaviX CPU which is purchased from SSD under the terms of the Basic License Agreement dated July 1, 1999. If this CPU were to become unavailable, the Company would need to source an alternative CPU which would require all software to be re-written and may involve additional cost to achieve a similar level of quality. In addition the Company purchases other CPUs from other suppliers around the world which are specific to individual products, however, no individual product accounted for more than nine percent of sales during the year.

17.  SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game
     Accessory   ("VGA")   business  that  sells  product  under  the  Company's
     Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The accounting policies of the reportable segments are the same as those described elsewhere in these Notes to the Company's consolidated financial statements for the year ended December 31, 2003. The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. The segment assets are comprised of accounts receivable, inventories and intangible assets. Other assets included in corporate principally are cash and cash equivalents, investment securities, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Information by segment and a reconciliation to reported amounts for the year ended December 31, 2003, 2002 and 2001 are as follows:

     A summary of the Company's two reportable segments is set forth below.

                                                      2003               2002               2001
                                                 ---------------    ---------------    ---------------
Revenues from external customers
  Games and Youth Electronics                         $ 87,986          $ 104,062           $ 82,929
  VGA                                                   17,214             20,584             15,625
                                                 ---------------    ---------------    ---------------
Total revenues from external customers                $ 105,200          $ 124,646           $ 98,554
                                                 ===============    ===============    ===============

Depreciation and amortization
  Games and Youth Electronics                           $ 1,671            $ 2,446            $ 3,120
  VGA                                                       362                412                893
                                                 ---------------    ---------------    ---------------
Total depreciation and amortization                     $ 2,033            $ 2,858            $ 4,013
                                                 ===============    ===============    ===============

Segment income (loss)
  Games and Youth Electronics                          $ 11,777           $ 16,459              $ 990
  VGA                                                    (2,942)            (3,941)            (4,752)
                                                 ---------------    ---------------    ---------------
Total segment income (loss)                             $ 8,835           $ 12,518           $ (3,762)

Corporate
  Net interest and other income                             790              2,085                (59)
  Credit (Provision) for income taxes                     2,866             (2,669)              (553)
                                                 ---------------    ---------------    ---------------
Total consolidated net income (loss)                   $ 12,491           $ 11,934           $ (4,374)
                                                 ===============    ===============    ===============

Segment assets
  Games and Youth Electronics                          $ 23,061           $ 26,037           $ 22,712
  VGA                                                    17,353             19,038             18,306
  Corporate                                              61,800             50,227             47,389
                                                 ---------------    ---------------    ---------------
Total consolidated assets                             $ 102,214           $ 95,302           $ 88,407
                                                 ===============    ===============    ===============

     Revenues and costs related to the manufacturing services product category are allocated between Games and Youth Electronics and VGA based on product type.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                              2003            2002            2001
                          -------------   ------------    ------------

Electronic Games              $ 62,374       $ 62,684        $ 52,268
Youth Electronics               15,227         16,744          11,720
VGA                             14,294         15,844          10,335
Manufacturing Services          13,305         29,374          24,231
                          -------------   ------------    ------------
Total net revenues           $ 105,200      $ 124,646        $ 98,554
                          =============   ============    ============

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment and intangible assets:

                                             2003         2002         2001
                                         ------------  -----------  -----------

Net sales:
     United States and Canada               $ 74,711     $ 79,205     $ 59,584
     Asia Pacific and other countries         14,008       25,690       21,300
     Europe                                   16,481       19,751       17,670
                                         ------------  -----------  -----------
                                           $ 105,200    $ 124,646     $ 98,554
                                         ============  ===========  ===========

Long-lived assets:
     United States and Canada                $ 9,937        $ 771      $ 1,662
     Asia Pacific and other countries         12,283       13,977       14,851
     Europe                                      114        9,733        9,768
                                         ------------  -----------  -----------
                                            $ 22,334     $ 24,481     $ 26,281
                                         ============  ===========  ===========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2003, 2002 and 2001)
                            (US dollars in thousands)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                                 Balance at                                                Balance at
                                                 beginning            Charged to      Utilization /          end of
                                                  of year          income statement    write-offs            year
                                                  -------          ----------------    ----------            ----

2003
   Allowance for doubtful accounts                 $   315            $   114             $  (178)            $   251
   Allowance for estimated product returns           1,247              1,079                (936)              1,390
   Accrued warranty expenses                         1,040              2,495              (2,495)              1,040
   Accrued sales allowance                           3,591              2,809              (3,507)              2,893
                                                   -------            -------             -------             -------
                                                   $ 6,193            $ 6,497             $(7,116)            $ 5,574
                                                   =======            =======             =======             =======

2002
   Allowance for doubtful accounts                 $ 2,207            $    60             $(1,952)            $   315
   Allowance for estimated product returns           1,555                390                (698)              1,247
   Accrued warranty expenses                           900              1,771              (1,631)              1,040
   Accrued sales allowance                           3,912              1,864              (2,186)              3,590
                                                   -------            -------             -------             -------
                                                   $ 8,574            $ 4,085             $(6,467)            $ 6,192
                                                   =======            =======             =======             =======

2001
   Allowance for doubtful accounts                 $ 2,073            $ 1,056             $  (922)            $ 2,207
   Allowance for estimated product returns           1,494              1,528              (1,467)              1,555
   Accrued warranty expenses                           950              1,911              (1,961)                900
   Accrued sales allowance                           3,717              2,914              (2,719)              3,912
                                                   -------            -------             -------             -------
                                                   $ 8,234            $ 7,409             $(7,069)            $ 8,574
                                                   =======            =======             =======             =======

19.  SUBSEQUENT EVENT (UNAUDITED)

     On January 5, 2004, we announced a quarterly dividend program. For the first dividend, our Board of Directors declared a dividend of $.04 per share payable on January 30, 2004, to shareholders of record as of January 20, 2004. The Board has also approved an initial target quarterly dividend of $.04 for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board. The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include our financial performance and on-going capital needs, our ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

--------------------------------------------------------------------------------

SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date:    March 25, 2004                          /S/ Craig D. Storey
         -----------------                   -----------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer

EXHIBIT INDEX

                     1.1       Memorandum  of   Association   (incorporated   by
                               reference to exhibit 3.1 to the filing of the registrant identified in footnote 1 below).

                     1.2       Bye-Laws  (incorporated  by  reference to exhibit
                               3.2 to the filing of the registrant identified in footnote 1 below).

                     1.3 Certificate of Incorporation on Change of Name (incorporated by reference to exhibit 3.3 to the filing of the registrant identified in footnote 1 below)

                     2.1 Specimen Certificate for the Shares of Common Stock (incorporated by reference to exhibit 4.1 to the filing of the registrant identified in footnote 1 below).

                     4.1 Cooperative Joint Venture Contract of D.G. Radica Games Manufacturing Co., Ltd., dated June 24, 1994 (incorporated by reference to exhibit 10.16 to the filing of the registrant identified in footnote 2 below).

                     4.2 Shareholders Agreement, dated January 12, 1994, among the Company and the shareholders parties thereto (incorporated by reference to exhibit
                               10.4 to the filing of the registrant identified in footnote 1 below)

                     4.3 Amendment to Shareholders Agreement, dated as of February 16, 1994, among the Company and the shareholders party thereto (incorporated by reference to exhibit 10.5 to the filing of the registrant identified in footnote 1 below).

                     4.4 Amendment to Shareholders Agreement, dated as of September 5, 1997, among the Company and the shareholders party thereto (incorporated by reference to exhibit 10.5(a) to the filing of the registrant identified in footnote 5 below).

                     4.5 Employment Agreement, dated as of December 15, 2001, between Radica USA and Jeanne Olson (incorporated by reference to exhibit 10.6 to the filing of the registrant identified in footnote 7 below).

                  *  4.6       Amendment No. 1 to Employment Agreement, dated as
                               of March 31, 2003,  between Radica USA and Jeanne
                               Olson.

                  *  4.7       Change in Control  Bonus  Agreement,  dated as of
                               March 31,  2003,  between  Radica  USA and Jeanne
                               Olson.

                  *  4.8       Agreement  (in  connection  with  Executive's
                               sale of shares), dated as of March 31, 2003, between Radica USA and Jeanne Olson.

                     4.9 Employment Agreement, dated as of November 28, 1993, among Radica HK, Radica USA and Jon N. Bengtson (incorporated by reference to exhibit
                               10.8 to the filing of the registrant identified in footnote 1 below).

                     4.10 Form of Amendment to Employment Agreement among Radica Games Limited, Radica HK, Radica USA and Jon N. Bengtson (incorporated by reference to exhibit 10.8(a) to the filing of the registrant identified in footnote 1 below).

                     4.11 December 1995 Amendment to such Employment Agreement (incorporated by reference to exhibit 10.8(b) to the filing of the registrant identified in footnote 3 below).

                     4.12 December 1997 Amendment to such Employment Agreement (incorporated by reference to exhibit 10.8(c) to the filing of the registrant identified in footnote 4 below).

                     4.13 1994 Stock Option Plan, most recent amendment restated in May 2000 to increase options (incorporated by reference to exhibit 10.9 to the filing of the registrant identified in footnote 6 below).

                  *  4.14      2004 Omnibus Equity Incentive Plan.

                     4.15 Amendment and Restatement to Employment Agreement among Radica USA, Radica Games Limited and Patrick Feely dated September 27, 2000 (incorporated by reference to exhibit 10.11 to the filing of the registrant identified in footnote 6 below).

                  *  4.16      Amendment No. 1 to Employment Agreement, dated as
                               of March 31, 2003, among Radica USA, Radica Games
                               Limited and Patrick Feely.

                  *  4.17      Change in Control Bonus Agreement,  dated as
                               of March 31, 2003, among Radica USA, Radica Games
                               Limited and Patrick Feely.

                  *  4.18      Agreement (in connection  with  Executive's
                               sale of  shares),  dated  as of March  31,  2003,
                               among  Radica  USA,   Radica  Games  Limited  and
                               Patrick Feely.

                     4.19 Amendment and Restatement to Employment Agreement between Radica Games Limited and David C.W. Howell dated September 29, 2000 (incorporated by reference to exhibit 10.13 to the filing of the registrant identified in footnote 6 below).

                  *  4.20      Amendment No. 1 to Employment Agreement, dated as
                               of March 31, 2003, between Radica Games Limited and David C.W. Howell.

                  *  4.21      Change in Control  Bonus  Agreement,  dated as of
                               March 31, 2003,  between Radica Games Limited and
                               David C.W. Howell.

                  *  4.22      Employment Agreement,  dated as of April 7, 2003,
                               between Radica UK Limited, Radica Games Limited and Denis Horton.

                  *  6.1       Statement re Computation of Per Share Earnings.

                  *  8.1       List of subsidiaries

                  * 12.1       Section 302 Certification of Patrick S. Feely

                  * 12.2       Section 302 Certification of David C.W. Howell

                  * 13.1       Section  906/1350  Certification  of  Patrick  S.
                               Feely

                  * 13.2       Section  906/1350  Certification  of  David  C.W.
                               Howell

                  * 14.1       Statement re Selected Quarterly Financial Data

                  * 14.2       Consent of KPMG

----------

1 Incorporated by reference to Registration Statement on Form F-1, File No. 33-75794, filed by the Registrant.

2    Incorporated by reference to Form 20-F for the year ended October 31, 1994.

3    Incorporated by reference to Form 20-F for the year ended October 31, 1996.

4    Incorporated by reference to Form 20-F for the year ended October 31, 1997.

5    Incorporated by reference to Form 20-F for the year ended October 31, 1998.

6 Incorporated by reference to Form 20-F for the year ended December 31, 2000.

7 Incorporated by reference to Form 20-F for the year ended December 31, 2001.

The file number for each of the above reports on Form 20-F is 0-23696.

The exhibits marked with an asterisk are included as part of this filing.