Form 20-F
period 2004-12-31
RADICA GAMES LTD
filed 2005-03-24
CIK 919642

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

For the Fiscal Year Ended December 31, 2004.

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934


For the Transition period from  _____________  to ______________
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

         Title of each class                     Amount Outstanding
         -------------------                     ------------------
    Common Stock, Par Value $.01                     18,738,112

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

                              RADICA GAMES LIMITED

                       INDEX TO ANNUAL REPORT ON FORM 20-F
                          YEAR ENDED DECEMBER 31, 2004


                               ITEMS IN FORM 20-F

                                                                                                        Page
                                                                                                        ----
PART I                                                                                                     4

         ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                    4

         ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                                                  4

         ITEM 3.  KEY INFORMATION                                                                          4

         ITEM 4.  INFORMATION ON THE COMPANY                                                              13

         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                            23

         ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                              33

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                       39

         ITEM 8.  FINANCIAL INFORMATION                                                                   40

         ITEM 9.  THE OFFER AND LISTING                                                                   40

         ITEM 10.  ADDITIONAL INFORMATION                                                                 41

         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
                   MARKET RISK                                                                            45

         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                                 46

PART II                                                                                                   46

         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                        46

         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                   AND USE OF PROCEEDS                                                                    46

         ITEM 15.  CONTROLS AND PROCEDURES                                                                46

         ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                                                      46

         ITEM 16B.  CODE OF ETHICS                                                                        47

         ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                                                47

         ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES                            47

         ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                    AFFILIATED PURCHASERS                                                                 47

PART III                                                                                                  47

         ITEM 17.  FINANCIAL STATEMENTS                                                                   47

         ITEM 18.  FINANCIAL STATEMENTS                                                                   47

         ITEM 19.  EXHIBITS                                                                               48


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth elsewhere in this Annual Report on Form 20-F for the fiscal year ended December 31, 2004. See "Item 3. Key Information -- Risk Factors" in this report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data as of and for each of the years in the five-year period ended December 31, 2004. This data is derived from the consolidated financial statements included herein and from those previously reported for earlier periods. This summary should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this document.

                                                                                         YEAR ENDED DECEMBER 31,
(in thousands, except per share data and margins)       2004           2003           2002           2001           2000
                                                        ----           ----           ----           ----           ----
INCOME STATEMENT DATA:
Net sales                                              $123,399       $105,200       $124,646        $98,554       $106,696
Cost of sales                                            81,576         65,350         78,138         65,332         83,674
                                                       --------       --------       --------        -------       --------
Gross profit                                             41,823         39,850         46,508         33,222         23,022
                                                       --------       --------       --------        -------       --------
Operating expenses:
  Selling, general and administrative                    30,071         25,000         27,038         25,645         31,689
  Research and development                                4,164          3,895          4,094          5,775          5,210
  Depreciation and amortization of goodwill and           1,693          2,033          2,858          4,013          5,427
     intangible assets
  Impairment of goodwill                                  3,536              -              -              -              -
  Restructuring charge                                        -             87              -          1,551          1,190
                                                       --------       --------       --------        -------       --------
Total operating expenses                                 39,464         31,015         33,990         36,984         43,516
                                                       --------       --------       --------        -------       --------
Operating income (loss)                                   2,359          8,835         12,518         (3,762)       (20,494)
Other income                                                754            317            306             24            781
Foreign currency gain (loss), net                           417            178          1,744           (219)            49
Net interest income                                         765            295             35            136            664
                                                       --------       --------       --------        -------       --------
Income (loss) before income taxes                         4,295          9,625         14,603         (3,821)       (19,000)
(Provision) credit for income taxes                        (839)         2,866         (2,669)          (553)           901
                                                       --------       --------       --------        -------       --------
Net income (loss)                                      $  3,456       $ 12,491       $ 11,934        $(4,374)      $(18,099)
                                                       ========       ========       ========        =======       ========
Net income (loss) per share - basic                    $   0.19       $   0.69       $   0.67        $ (0.25)      $  (1.03)
                                                       ========       ========       ========        =======       ========
Weighted average number of common shares                 18,653         18,017         17,726         17,612         17,608
                                                       ========       ========       ========        =======       ========
Net income (loss) per share - diluted                  $   0.18       $   0.66       $   0.65        $ (0.25)      $  (1.03)

Weighted average number of common shares
  and common equivalent shares                           19,526         19,060         18,336         17,612         17,608

                                                                                                                 (continued)

                                                                                         YEAR ENDED DECEMBER 31,
(in thousands, except per share data and margins)       2004           2003           2002           2001           2000
                                                        ----           ----           ----           ----           ----
STATISTICAL DATA:
Gross margin                                              33.9%          37.9%          37.3%          33.7%          21.6%
Operating margin                                           1.9%           8.4%          10.0%          (3.8%)        (19.2%)

BALANCE SHEET DATA (AT PERIOD END):
Working capital                                         $71,775        $65,616        $50,155        $36,709        $42,619
Total assets                                            109,941        102,214         95,302         88,407         99,315
Long-term debt                                                -              -              -          1,825          5,473
Total debt                                                    -              -          2,671          6,319         12,901
Common stock                                                187            182            178            176            176
Shareholders' equity                                     91,077         89,516         74,636         63,052         67,388


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

         Chinese Political, Economic and Legal Risks. Our current and future operations in China and Hong Kong are highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. Although the Chinese government has adopted an "open door" policy with respect to foreign investment, we cannot assure you that this policy will continue. A change in policies by the Chinese government could adversely affect our business by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises. Although the Chinese government has been pursuing economic reform policies for many years, we cannot assure you that the Chinese government will continue to pursue these policies or that these policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

         Our production and shipping capabilities could be adversely affected by ongoing tensions between the Chinese and Taiwanese governments. In the event that Taiwan does not adopt a plan for unifying with China, the Chinese government has threatened military action against Taiwan. As of yet, Taiwan has not indicated that it intends to propose and adopt a reunification plan. If an invasion were to occur, our supply of components from Taiwanese suppliers, including computer processing units (CPUs), could be cut off, potentially limiting our production capabilities. Invasion could also lead to sanctions or military action by the U.S. and/or European countries, which could materially affect our sales to those countries.

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

         Chinese Taxation. We paid $596,000 in foreign enterprise tax on our joint venture in China in 2004. This is the sixth year we have paid foreign enterprise tax in China. We were granted 50% relief from foreign enterprise tax through December 31, 2001 under the Foreign Enterprise Income Tax Law of The People's Republic of China, or PRC, and were therefore taxed at 12%. In 2002 and 2003, we were taxed at the full rate of tax of 27%; however, we successfully applied to be designated as an "Export Oriented Enterprise", which resulted in a tax rebate which was received in 2003 and 2004 that reduced our China tax rate applicable to 2002 and 2003 to 12% which does not include the local tax of 3%. The application to be designated as an "Export Oriented Enterprise" is required to be made on a yearly basis. We applied for the same designation for 2004 and if our application is successful, it will result in the receipt of a tax rebate in 2005.

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

         Limited Infrastructure. Electricity, water, sewage, telephone and other infrastructure are limited in the locality of our factory. In the past, we have experienced temporary shortages of electricity and water supply. We have installed eight back-up electrical generators in our factory which can support it in the event of a power shortage and are in the process of constructing a water storage tank that will be put into service in early 2005. We cannot assure you that the infrastructure on which our factory is dependent will be adequate to operate the factory successfully.

         Availability of Factory Workers. Due to increases in demand for workers in South China, we cannot assure you that we can adequately staff the factory. Labor shortages could have a material impact on production, which could lead to missed sales, increased air freight costs and vendor fines.

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

         Some of our products have only recently been introduced and although they may experience good initial sales growth, we cannot assure you that this initial success is indicative of significant future sales. As a general matter, we expect that the sales of these products will eventually decline. We cannot predict how long the product cycle will last for any product. In order to control costs and take advantage of the finite shelf space available to us, we need to delete products from our line periodically. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing products at competitive prices.

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

         We cannot assure you that retailers will react positively to new product introductions which may result in termination of a product. There is also a risk that the demand for new or existing products could drop suddenly. As a result, we may build excess quantities of certain products and subsequently have to make inventory provisions to markdown the value of excess inventory quantities to their estimated market value.

         There are often technical challenges in bringing a product into production. We may announce and sell a product but later find it must be delayed or abandoned due to difficulties in engineering and manufacturing. We cannot assure you that an announced product will ship on time or not be abandoned.

NO ASSURANCE OF GROWTH

         We cannot assure you that we will achieve future growth in net sales or that we will be able to maintain our present levels of net sales or profitability. Our current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products than in the past. Our products include casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV(R) games, Girl
Tech(R) and Barbie(TM) girls electronic lines, the Twinkleberries(TM) and Cupcakes(R) doll lines, the Nitro Battlerz(TM) and Big Trouble(TM) remote control car products, the Street Muttz(TM) plush line and video game accessories sold under the Gamester(R) brand. In any period, our financial results are likely to vary with the success or lack of success of newly introduced products, which are inherently uncertain. We cannot simply rely on continuing sales of existing products.

DEPENDENCE ON MAJOR CUSTOMERS

         Historically, a significant portion of our sales have been concentrated with a few large retail customers. These customer concentrations are disclosed in the notes to our consolidated financial statements in this annual report. Most of our retail customers operate on a purchase order basis and we do not have long-term contracts with our retail customers. While we believe we have good relationships with our major retail customers, the loss of one or more of these retail customers would have an adverse effect on our operating results.

         On January 22, 2002, the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Our receivable exposure to Kmart was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy were incurred during 2002. We continue to sell our products to Kmart and closely monitor our account with them in order to minimize future exposure.

         During 2003, both FAO, the parent company of FAO Schwartz and Zany Brainy stores, and KB Toys, Inc. filed for Chapter 11 protection. Our exposure was limited in both of these cases and any outstanding receivables were provided for during 2003. Currently, we are not selling to FAO Schwartz and are selling in limited quantities to KB Toys. As with Kmart, the accounts will be closely monitored in order to minimize future exposure.

         During 2004, a significant portion of our OEM sales were sales to Hasbro, which is also one of our competitors. We do not have a specific contract with Hasbro regarding these projects and there is no assurance that we will continue to receive orders from Hasbro, which could have an adverse effect on our business.

         Also during 2004, our profitability for the 4th quarter was affected by the reduction in orders from a major customer that normally accounts for about one third of 4th quarter sales. This reduction of orders was the result of a reduction in the customer's stores carrying several of our basic electronic handheld games in order to increase their inventories of seasonal items for Christmas. The stores resumed carrying these items in Spring of 2005, but there is no assurance that this customer won't reduce the number of stores carrying these or other items in 2005 and subsequent years.

         On March 17, 2005, Toys R Us announced that they had agreed to be acquired for $6.6 billion by Kohlberg Kravis Roberts & Co., Bain Capital and Vornado Realty Trust. The acquiring group has not announced any plans for the future of Toys R Us, but a restructuring that included store closings or liquidation of the company could have an adverse effect on our business.

DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS

         We are dependent on suppliers for the components and parts that we assemble to produce our products. An interruption of the supply of LCDs, semiconductor chips or other supplies from a supplier could result in significant production delays. Additionally, recent increases in oil prices have resulted in significant price increases from suppliers of plastics. Most of our products are primarily made from plastic. While our products also contain significant electronics and the cost of the plastic may not be the most significant material costs, if oil prices continue to rise, it could result in additional increases in the price of plastic, which would increase our product costs and subsequently reduce our profits.

         We also rely on outside manufacturers for production of some of our electronic games and video game accessories. While the majority of our production occurs in our own factory, manufacturer delays or shutdowns could have a significant impact on future sales of certain products.

CONCENTRATED MANUFACTURING FACILITIES

         A disruption of operations at our China factory due to fire, labor dispute, dispute with the local government or otherwise, would have an adverse effect on our operating results. In such event, we believe that we could partially mitigate the effect of a disruption by increasing the use of subcontractors to assemble our products, but we cannot assure you that we would be able to do so. In addition, our manufacturing facilities are dependent on our relationship with the local government.

NO ASSURANCE OF SUCCESS IN NEW BUSINESS

         From time to time, we expand into related or new businesses in order to diversify and grow. Examples include the development of our ODM and OEM operations and our expansion into the video game accessories market. We cannot assure you that such businesses can be retained or that we will be successful in such ventures.

NO ASSURANCE OF CONTINUED ODM/OEM BUSINESS

         We manufacture goods for third parties, often without a contract. Our contracts with ODM and OEM customers can generally be terminated by either party on short notice; therefore we cannot assure you that such business can be retained for an extended period of time. Loss of such business would materially affect our revenues.

DEPENDENCE ON KEY PERSONNEL

         Our success is substantially dependent upon the expertise and services of our senior management personnel. The loss of the services of senior executives would have an adverse effect on our business.

SEASONALITY

         We experience a significant seasonal pattern in our operating results and working capital requirements. We typically generate most of our sales in the third and fourth quarters of our fiscal year, prior to the traditional gift season. The high level of seasonality causes us to take large risks in the purchase of inventory and extending credit to customers for the holiday season. We cannot assure you that we or our customers will sell all their inventories. Excess inventory at year-end may result in financial losses from obsolescence writedowns, returns, markdowns and bad debts.

         Our operating results may also fluctuate during the year due to other factors such as the timing of the introduction of new products. The market price of our common stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. These fluctuations are reflected in our statement regarding selected quarterly financial data attached as Exhibit 14.1 to this annual report.

INDUSTRY AND PRODUCT LINE VOLATILITY

         The toy and game industry is known for a high level of volatility as a result of changing consumer tastes, competition and over saturation of popular products. We have experienced significant volatility in our results in our past history. While we have diversified our business in recent years to reduce volatility, there can be no guarantee that this history of volatility will not continue.

COMPETITION

         The electronic games and youth electronics and video game accessories businesses are highly competitive. We currently face direct competition from a number of other producers of handheld electronic games and video game accessories. The barriers for new producers to enter into our markets are relatively low and we expect that we will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than we are. In addition, with respect to ODM and OEM, we compete with a number of substantially larger and more experienced manufacturers. As we enter other markets and businesses, we expect to face new competition.

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

         In March 2005 we received a letter from a third party, and related information, challenging the exclusivity of our manufacturing, vendor and distributor agreement with Sega Toys, which was represented to give us exclusive rights to the Play TV Sega Genesis games in the United States and certain other countries. We are in the process of attempting to clarify this situation with Sega Toys, and believe that we have a strong position on the merits of the dispute as well as certain rights to indemnification from Sega Toys. This illustrates an additional risk relating to intellectual property that, in certain cases, the rights obtained may not be as originally represented to us. In these instances, we may face additional unanticipated competition from another party who may also have rights in the intellectual property that we are using or intending to use, and this may have a material adverse effect on the sales and profitability of the products concerned. We may also incur substantial costs and management time in defending, or attempting to defend, our rights.

PRODUCT LIABILITY

         Historically, we have received only minor complaints relating to injuries or other damages caused by our products. However, in recent years we have introduced products that involved more active play including our Play TV(R) baseball, snowboard and boxing games. In fiscal 2000, we received a number of consumer complaints that bats used in the Play TV baseball game could be broken resulting in a projectile striking a game participant. We recalled the bats for replacement with a reengineered bat. We currently have no known outstanding claims resulting from damages from the recalled bat. We may be exposed to claims for damages in these or other circumstances, some or all of which may not be covered by insurance. We cannot guarantee you that current or future products may not result in claims or that our insurance will be adequate.

INCREASED TAXATION

         We cannot predict whether our tax rates will remain as low as they have been in the past as tax regulations and the application or interpretation in the various jurisdictions where we operate are always subject to change. Our taxes are subject to audit by the taxing authorities. We cannot guarantee that additional taxes will not be due as a result of audits or other factors.

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

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered from us, we may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. We minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of our product returns. We establish provisions based on historical experience at the time of sale of the related products. The return of non-defective products occurs infrequently in the U.S. In the U.K. market, accepting non-defective product returns occurs more frequently, requiring higher provisions.

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

SHARES ELIGIBLE FOR FUTURE SALE

         At December 31, 2004, we had 18,738,112 shares of common stock outstanding. We estimate that most of these shares were previously sold in registered offerings or in transactions under Rule 144, and therefore are tradable without restriction, other than any shares purchased by our "affiliates." The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended, and may be sold only pursuant to a registration statement or an applicable exemption from the registration requirements, including Rule 144. Most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of that rule. Market sales of shares by existing shareholders or the availability of shares for future sale may depress the market price of our common stock.

LICENSES AND ROYALTIES

         We have entered into various license and royalty agreements in which we pay fees in exchange for rights to use product inventions or trademarked names, shapes and likenesses for use in development of our product line. The agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. We cannot assure you that we will be able to meet these expectations and may be obligated to pay unearned fees as a result. Our license and royalty agreements are for fixed terms and often contain performance-related covenants. We cannot assure you that we will be able to maintain or extend the rights to our existing licenses. Several of our licenses apply to products that generate a large volume of sales. Were we unable to maintain these licenses, the lost sales could have a significant impact on future earnings.

LABOR

         Labor disputes initiated by unions and trade groups could negatively impact our business or the business of our vendors and customers. Such disputes could ultimately cause shipping delays, increased costs and lost revenues resulting from failure to deliver product to customers. We have no way of anticipating when such actions will occur.

DEPENDENCE ON VIDEO GAME ACCESSORIES ("VGA") PLATFORM PROVIDERS

         Our VGA product line (Gamester(R)), is dependent on first party manufacturers of video game consoles such as Sony, Microsoft and Nintendo to continue to support and market existing games platforms like PlayStation(R) 2, Xbox(TM), Game Boy(R) Advance and Game Boy(R) Advance SP(TM), and to continue to develop gaming formats and accompanying software in the future. We cannot guarantee success in this category without the ongoing support of these platform providers. If a platform is withdrawn from the market or fails to sell, we may be forced to liquidate our inventories or accept returns resulting in significant losses.

         Both Microsoft and Nintendo have announced that during 2005 they will introduce new versions of their respective Xbox and Game Cube platforms. There is no guarantee that the new platforms will create a need for related accessories. Additionally, there is no guarantee that we will be able to successfully negotiate a new licensing agreement with Microsoft to manufacture and distribute accessories for the Xbox platform.

UNPROFITABILITY OF THE VGA BUSINESS

         Our VGA product line, Gamester(R), was profitable in 2004, at a minor level, before deducting the goodwill impairment adjustment, but this was the first recorded profit for the line since it was acquired in 1999. Several factors contributed to losses incurred in prior years, including delays in third-party platform introductions, slower than expected realization of full U.S. distribution and price wars on certain commodity VGA items. While we believe that we have taken measures to ensure that the line will be successful going forward, we cannot guarantee that the VGA line will be profitable in the future or that we will continue to manufacture and distribute the line in future years. Insufficient future profits and positive cash flows or withdrawal from the VGA business would result in significant write-downs of our assets, including goodwill.

         Effective January 1, 2002, we adopted SFAS No.142, Goodwill and Other Intangible Assets. Goodwill is required to be tested on an annual basis for impairment at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. Our impairment testing included a discounted future cash flow analysis based on a five-year financial projection of the Gamester(R) line. At December 31, 2003, we had goodwill totaling $9.6 million related to the acquisition of our Gamester(R) video game accessory business. Despite the profitability of the VGA line in 2004 and assumed profitability of the line over the next five years, the carrying value of the VGA Gamester(R) business line exceeded its estimated fair value. As a result, we recorded a $3.5 million impairment to goodwill as of December 31, 2004, for the excess of the carrying value of the VGA's goodwill over its implied fair value. We believe that we are making progress in making the Gamester(R) line consistently profitable going forward by continuing to concentrate on the innovative, higher margin sector of the market. However, we cannot assure you that the measures taken in 2004 will equate to future profitability. If the VGA Gamester(R) business does not show consistent profits going forward, further write-downs of related goodwill may occur.

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

HONG KONG REAL ESTATE

         We own certain commercial properties in Hong Kong, some of which we occupy and some of which we lease to third parties. Market values of Hong Kong real estate had dropped significantly during 1997 to 2003 and subsequently only the residential properties market has shown a strong recovery. While we expect commercial real estate values to recover, we cannot assure you that our commercial properties will do so. In general, we currently intend to retain ownership of our properties and either occupy or lease them, but if we were to decide to make any of the properties available for sale prior to a recovery of the market, we could suffer permanent losses.

CUSTOMER COMPLIANCE

         Periodically, our factory is inspected by auditors either employed by or contracted by individual customers to ensure that we are in compliance with various safety and social standards. These standards can vary widely by customer and failure to meet customer standards can lead to fines and suspension or termination of shipping from our factory to the customer. The management team makes every reasonable effort to ensure that we are in compliance with all of our customers' safety and social standards, but there is no assurance that customer auditors will find us in compliance. Failure to comply could have a significant adverse impact on our revenues.

CURRENCY VALUATION

         Efforts to increase worldwide distribution have made our business increasingly global. We expect that international sales may continue to represent a significant portion of our revenue. Although most of our international sales are denominated in the US dollars, fluctuations in foreign currencies may have an impact on our financial results. We are prepared to hedge against fluctuations in foreign currencies if the exposure is material, although we have not engaged in hedging activities to date.

         We have monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi, or RMB. International distribution and sales revenues usually are made by our subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar.

         Currently China's currency, the RMB, is pegged to the U.S. dollar. The Chinese Government is receiving pressure from other governments to trade its currency on the open market. If the Chinese Government were to trade its currency on the open market and the RMB were to increase in value relative to the U.S. dollar, we would experience increased factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our products.

EFFICACY OF ADVERTISING AND PROMOTION

         Radica promotes some of its products through advertising and promotion. This promotion occurs primarily in the second half of the year during the traditional holiday season and includes television commercials, magazine and newspaper advertisements, in-store displays and viral marketing campaigns orchestrated by contracted public relations firms. During 2004, we spent $12.8 million on such programs. Our ability to sell products is dependent in part on our ability to successfully advertise and promote our products. If the cost of these programs increases or if we were unsuccessful in our efforts to advertise and promote our products, it could have a material adverse affect on our financial results.

ROHS COMPLIANCE

         Per Directive 2002/95/EC (on the Restriction of Hazardous Substances) of the European Parliament, effective 1 July 2006, new electrical and electronic equipment put on the European market may not contain lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) or polybrominated dephenyl ethers (PBDE). As lead is currently the main ingredient in our soldering process we will need to change to 'lead free soldering'. In order to do this we have purchased certain SMT equipment and are in the process of setting up a lead free workshop within our Dongguan factory. Our goal is to have this workshop fully operational by March 31, 2006. In the event that we are not successful either we will have to have product assembled at another facility that can produce product to this standard or stop shipping to the European Union in Q3 2006.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

         Founded in 1983 by Americans living in Hong Kong, Radica Games Limited (NASDAQ: RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

         We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - our products include casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV(R) games, Girl Tech(R) and Barbie(TM) girls electronic lines, the Twinkleberries(TM) and Cupcakes(R) doll lines, the Nitro Battlerz(TM) and Big Trouble(TM) remote control car products, the Street Muttz(TM) plush line and video game accessories sold under the Gamester(R) brand. Our factory also manufactures for other companies in the electronic game industry and provides sourcing services for retail customers. We market our products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Our largest market is in the United States where in 2004 we had the third largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

         We employ about 4,500 people worldwide in our group of companies. Our largest retail customers include Wal-Mart, Target, Toys`R'Us, Kmart, Kohl's, Argos and Best Buy. Our largest manufacturing customer is Hasbro. Internationally we sell products in approximately 35 countries.

HISTORY OF PRODUCT LINES

ELECTRONIC GAMES

         We have operated as a marketer and manufacturer of games since 1983, starting with a small operation in Hong Kong providing souvenir casino games for the Las Vegas market including mechanical bank slot machines. We expanded into the electronic game business setting up a factory in China in 1991 and a distribution operation in the United States in 1992. The business grew substantially from that point and we became the leading supplier of casino type electronic handheld games in the U.S. market with games such as Video Poker and Video Blackjack. Our electronic game products are sold under the Radica and Play TV brand names.

         In 1995 we began to diversify our product line into other electronic handheld game areas beyond casino themed games. We began to offer classic games such as Solitaire, Hearts and Gin Rummy, and sports games such as its World Class Golf(TM) and Football. In addition to the casino and classic games that helped build the company, in recent years we have expanded our electronic game offerings to a very broad line of electronic games including virtual fishing games such as Bass Fishin'(R), virtual hunting games such as Buckmasters(R) Deer Huntin'(TM), a line of games based on popular EA SPORTS(TM) products, TETRIS(R) and Rush Hour(TM), and other games such as Talking Bingo(TM) and Ultimate Pinball(TM). In 2004 we introduced 20Q(TM), based on the classic guessing game. 20Q(TM) was named "The Number One Non-Television Promoted Toy" of 2004 according to The Toy Book, an industry trade magazine. We will continue to expand the 20Q line in 2005 with tabletop and big screen versions of the game.

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

         In 2004, we expanded the "plug and play" category with our Play TV Legends line. We have a license to manufacture and distribute Play TV Legends(TM) Sega(R) Genesis(TM). It is the first official Sega Genesis multi-game unit, which replicates several of the original Sega Genesis games, game codes and graphics and utilizes a replica of the original Genesis control pad. All of the software and content are stored in the game pad. The Play TV Legends line includes Space Invaders, licensed by Taito and Tetris. In 2005, we will expand the line with another version of Play TV Legends Sega Genesis, containing more games from the Genesis system and another Play TV Legends Sega game, Street Fighter(R) II Special Champion Edition.

         In 2001 we introduced Skannerz(R). Targeting boys 7-12, Skannerz utilizes UPC scanner technology to create a collectible-driven, interactive battle game. The game can be played alone or linked to battle with another unit. Building on this success for 2003 we launched Skannerz Commander and Skannerz Battle Orbz, two variations on the original version. In 2005, the Skannerz line will be extended to include Skannerz(R) Racerz(TM), a racing game based on the original Skannerz product.

         In 2004, we introduced a line of multiplayer tabletop electronic games. Total Meltdown is a skill and action game that challenges players to four code-breaking games. Tetris(R) Tower 3D incorporates the Tetris game play into a tabletop format. Mind Scrambler(TM) asks players to follow a series of lights to match the pattern while the game turns and reverses itself.

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

         We began shipping and selling the Gamester product line to the United States and Canada during the second half of 2001 and have moved most of the manufacturing of controllers to our factory in China. Product development is designed and built in house for the Gamester brand, except for a few less technically demanding items which are outsourced to officially approved third parties.

         In 2001 we signed a worldwide licensing agreement with Microsoft to design, manufacture and market peripherals for the Xbox(TM) video game system. Xbox peripherals include the Phoenix game pad, the Phoenix for Xbox Live pad, which enables voice communication technology and the Race Pac(R) controller, a functioning wheel, seat and pedals in a portable unit compatible with both the Xbox and Sony Playstation 2 platforms.

         The  video  game   accessories   segment  expanded  in  2001  with  the
introduction  of  Nintendo's  Game  Boy(R)  Advance  (GBA).  We have  introduced products for the GBA including the Flood Light(TM), which provides an illumination of the GVA screen using a fluorescent light. The GBA line includes a broad selection of cases, bags, chargers, adaptors and accessory packs. With the 2003 introduction to Nintendo's Game Boy Advance SP, we have introduced several products for the SP under the Gamester brand, including Game Changer(TM), which allows gamers to switch games without removing cartridges.

YOUTH ELECTRONICS

         In 1998 we acquired the start up Girl Tech Company. Girl Tech's product line targets girls ages 8-12. These products are designed with girls' play preferences in mind addressing issues that are important to them such as privacy and communication.

         In 1999, Girl Tech introduced a line of products for girls, including the Password Journal(R), which uses voice recognition technology to unlock the journal. In the years 2001-2004, Password Journal was among the top ten products in the Youth Electronics market according to The NPD Group. In 2005, we will update the Password Journal with a new Password Journal product. While maintaining the voice recognition lock and other features of the two previous versions of this product, the new Password Journal will include a light and a calendar and will have an auto-opening tri-fold layout.

         In 2003, Girl Tech introduced Dare Ya!(TM), an electronic version of the children's game of "Truth or Dare". Girls can create their own dares by recording them into the game. Dare Ya! has a "truth detector" to determine if the girls are telling the truth.

         In 2004, Friend Chips(TM) was introduced. Friend Chips uses instant messaging lingo to create password protected, digitally encoded messages on the four included chips that can be passed on and used in other units. Friend Chips includes two reader units and four chips to share with a friend.

         Another new addition to the Girl Tech line was My Photo Booth(TM). My Photo Booth gives the photo booth experience at home. Girls set the timer, pose in the mirror and watch the lights that countdown to the flash. My Photo Booth uses Polaroid iZone film for refill.

         In February of 2002 we received a license to bring to market electronic girls lifestyle products and electronic games under the Barbie(TM) brand name.

         The Barbie electronics product line was led by the Barbie Dance Party(TM) game. This product allows girls to dance with Barbie on TV through the use of the same technology that is used in our Play TV line. The player is asked to follow Barbie's lead in dance moves and steps demonstrated on the TV set. In 2003, we introduced My Secret Diary(TM) for the Barbie age girl. My Secret Diary opens electronically with a magnetic pen. For 2004, we introduced the Barbie Doorbell(TM), a motion sensing door device allowing girls to personalize their message and keep their room private. We also introduced Barbie Balance Beam(TM), a game of lights and sounds designed to simulate a gymnastic balance beam routine.

NEW CATEGORIES

         We diversified our product line with two new category entries in 2004. The first is Nitro Battlerz, a remote control racing game. Kids customize their cars, and then race them in the "dome" track. The object of the game is to be the last car in the dome, as you force others over the edge to crash to pieces on the floor. The starter set includes the battle dome track, two cars and controllers, extra body parts, and decorative decals.

         In our second new category for 2004, we introduced Twinkleberries, a new line of interactive dolls that respond to the "teacher/child". When the child slides a card into the chalkboard and presses the chalk to the card, each doll responds to the teacher. The starter set includes one interactive doll, chalkboard, chalk and a set of cards. Add-on dolls with cards are sold separately to expand the classroom.

MANUFACTURING SERVICES

         Since 1996 we have designed, engineered and manufactured products for other companies in the electronic games business. Our factory in Tai Ping, Dongguan, Southern China has 524,000 square feet of factory space and 308,000 square feet of dormitory space, which has the capacity to house in excess of 5,000 people, currently employs approximately 3,500 people and employment typically varies from 3,000 to 6,000 depending upon seasonal demands. The factory is capable of manufacturing up to 800,000 units per week. We manufacture for other companies on an ODM (original design and manufacture) basis. We currently design and manufacture games for Hasbro, as well as other companies in the U.S. and Japan. During 2005, we plan to complete an expansion of the factory that will create an additional 141,000 square feet of factory space and will cost $2.6 million, including machinery, to complete.

BUSINESS STRATEGY

         As a result of our efforts toward diversification, we now have a significant presence in four core product lines including electronic games, youth electronics, other electronic games and video game accessories. We believe that these product lines are significantly related to each other in terms of their entertainment value and the expertise that is involved in delivering products in each category of electronic entertainment. As a result there are synergistic skills that can be used to benefit each area of our four core product lines. Within these product lines we are focused on building five brands including the Radica brand of electronic games, the Play TV brand of electronic games, the Girl Tech and Barbie(TM) brands of youth electronics and game products, and the Gamester brand of video game accessories. It is our strategy to focus on building each of these product lines and brands through aggressive product development and marketing programs.

         We sell direct to retailers in North America and the United Kingdom and while we may occasionally sell directly to retailers in other markets, we usually sell through sub distributors which sell our products to retailers and foreign distributors in certain other worldwide markets.

         We also manufacture most of our own products in our factory in China in order to maintain quality and to minimize inventories of long lead-time electronic components. Some of our product sales come from products that are sourced from other factories by our sourcing group. We utilize the excess capacity of our factory to manufacture products of a similar nature to our own products for other companies such as the Hasbro Games Group. We also provide sourcing services to certain retailers such as Argos in the United Kingdom. By providing such manufacturing and sourcing services to other companies we seek to spread the overhead cost of our manufacturing and sourcing operations in order to improve profitability.

PRODUCT LINE SALES

         The following table sets forth a breakdown of our sales by major product category for the last four fiscal years.

                                                                                  YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------------------------------------------------------
                                                    2004                                                 2003
                           ------------------------------------------------    -----------------------------------------------
                             % OF NET         NET         UNITS      NO. OF     % OF NET         NET          UNITS     NO. OF
PRODUCT LINES              SALES VALUE    SALES VALUE     SOLD      MODELS*    SALES VALUE   SALES VALUE      SOLD     MODELS*
--------------------------------------    -----------     -----     -------    -----------   -----------      ----     -------
(in thousands, except percentage and no. of models information)
Games and Youth Electronics Segment
  Electronic Games                65.4%       $ 80,640      7,761        100          59.3%      $ 62,374       6,422       97
  Youth Electronics               13.8%         17,038      1,443         28          14.5%        15,227       1,324       27
  Other Electronic Games           2.8%          3,490        189         12
  Manufacturing Services           7.3%          9,008      3,920         28           9.8%        10,386       3,924       23
                                 -----        --------     ------        ---         -----       --------      ------      ---
                                  89.3%        110,176     13,313        168          83.6%        87,987      11,670      147
VGA Segment
  Video Game Accessories          10.4%         12,840      1,264         97          13.6%        14,294       2,150      152
  Manufacturing Services           0.3%            383        N/A        N/A           2.8%         2,919         N/A      N/A
                                 -----        --------     ------        ---         -----       --------      ------      ---
                                  10.7%         13,223      1,264         97          16.4%        17,213       2,150      152

Total                            100.0%        123,399     14,577        265         100.0%       105,200      13,820      299
                                 =====        ========     ======        ===         =====       ========      ======      ===


                                                                                  YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------------------------------------------------------
                                                    2004                                                 2003
                           ------------------------------------------------    -----------------------------------------------
                             % OF NET         NET         UNITS      NO. OF     % OF NET         NET          UNITS     NO. OF
PRODUCT LINES              SALES VALUE    SALES VALUE     SOLD      MODELS*    SALES VALUE   SALES VALUE      SOLD     MODELS*
--------------------------------------    -----------     -----     -------    -----------   -----------      ----     -------
(in thousands, except percentage and no. of models information)
Games and Youth Electronics Segment
  Electronic Games                50.3%       $ 62,684      6,277        101          53.0%      $ 52,268       6,007      137
  Youth Electronics               13.4%         16,744      1,208         22          11.9%        11,720       1,042       16
  Manufacturing Services          19.8%         24,634      6,666         30          19.2%        18,941       3,973       15
                                 -----        --------     ------        ---         -----       --------      ------      ---
                                  83.5%        104,062     14,151        153          84.1%        82,929      11,022      168
                                 -----        --------     ------        ---         -----       --------      ------      ---
VGA Segment
  Video Game Accessories          12.7%         15,844      2,118        150          10.5%        10,335       2,070      130
  Manufacturing Services           3.8%          4,740        N/A        N/A           5.4%         5,290         N/A      N/A
                                 -----        --------     ------        ---         -----       --------      ------      ---
                                  16.5%         20,584      2,118        150          15.9%        15,625       2,070      130

Total                            100.0%        124,646     16,269        303         100.0%        98,554      13,092      298
                                 =====        ========     ======        ===         =====       ========      ======      ===

* Number of models includes new and continuing products as well as a significant number of discontinued items often sold in small quantities from existing closeout inventories.

LICENSING

         During fiscal 2004, we engaged in several licensing agreements in which we were given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

         Among the licensors were Electronic Arts(TM), Buckmasters, World Poker Tour(TM), Codemasters(R), owners of the Sensible Soccer license, Leading Edge Design, developers of Bunco Night(TM) and Multi Strike Poker(TM), SSD, developers of XaviX(R) technology, the Tetris(R) Company, Microsoft, developers of Microsoft Xbox(R), Mattel, makers of Barbie(TM), Taito(R) Corporation, creators of Space Invaders, Sega(R), makers of the original Sega Genesis system, Funimation(R), developers of Yu Yu Hakasho(R) and Dragon Ball GT(R) anime, and 20Q.Net Inc, developers of the "artificial intelligence" version of 20Q.

         We intend to incorporate some of these licenses into our 2005 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

MANUFACTURING

         Our manufacturing is generally limited to integrated chip bonding, plastic injection, clamshell production, mold manufacture, surface mount technology, or SMT, and assembly and packaging operations. We order customized components and parts from suppliers and use subcontractors for more complicated operations such as masking of our proprietary software onto the semiconductor chips used in our games, LCD tooling and a proportion of tooling of molds for plastic parts.

         In 2004 we assembled most of the Radica and Girl Tech lines of products in order to control our costs, quality, production and delivery schedules. VGA were assembled both in-house and by third party manufacturers.

         We are not required to obtain any quality approvals for our products sold in the United States. However, we are required to have and have obtained CE approval, Europe's toy safety standard, for products sold in Europe. We have been granted a Chinese toy quality license from the Chinese Import and Export Commodity Inspection Bureau, which is required of toy and game manufacturers in China to export toys or games. In addition, we voluntarily comply with ASTM 963, a U.S. toy safety standard.

         We received renewal of our ISO 9001 quality certification from Underwriters Laboratory on February 9, 2004 which runs through February 8, 2007. The scope of the registration covers the design, sales and distribution of electronic and electro-mechanical games and related gift products.

MANUFACTURING FACILITIES

         We currently manufacture our products at our Tai Ping factory in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The factory was constructed with the cooperation of the local government according to our design specifications on a 3.7 acre site and contains 524,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the factory commenced in December 1999. As a result of the drop in demand for our product in the U.S. during 2000, work towards completion of this addition was postponed until the end of 2004. We began completion of the expansion of the factory in late 2004 and expect the expansion to be in service in mid 2005. The completed facility will create an additional 141,000 square feet of factory space and will cost an estimated $2.6 million, including machinery, to complete. The unit capacity of the factory depends on the product mix produced. In any event, there can be no assurance that we will be able to operate at full capacity or have sufficient sales to warrant doing so.

         In June 1994 we entered into a joint venture agreement with the local government to operate the factory. The joint venture agreement was established for the construction and operation of the factory. We contributed the cost of the construction of the factory to the joint venture while the local village contributed the land use rights. The joint venture agreement term is 30 years after which it may be renegotiated. We pay two types of costs to the China Government under the joint venture agreement. The first was the payment for construction of the factory. This cost is being treated as a prepaid 30-year leasehold on the factory.

         The second, which began upon commencement of production, are annual fees made in the form of a fixed fee to the local government. The annual fee is subject to increases every three years and had originally been set at a 20% increase every 3 years but has been successfully renegotiated to be 10% every three years. The scheduled increases of the annual payment are intended to reflect the anticipated growth in our overall business. We continue to believe that we will renegotiate any increases in this fee. As a result, we record the fee as an expense in the income statement as incurred rather than on a straight-line basis over the term of the agreement. If we were unable to renegotiate the terms of the agreement and were forced to pay the scheduled increases, the amount of the increases would be immaterial over the 30 years of the contract and therefore accounting for the JV payment on a straight-line basis would not have a material financial impact. In 2004, the fee was approximately $117,000.

         Aside from the fixed annual fee paid to the joint venture partner, we are the sole beneficiary of the results of the joint venture, and we solely control the joint venture's operations, including the operating and capital decisions of the joint venture in the ordinary course of business. When the 30-year term expires (unless we negotiate an extension) or in the event that the agreement is terminated, the local government will be entitled to the fixed assets of the joint venture. At the time the 30-year lease expires, the assets will have been fully depreciated.

         Formerly, we also manufactured in the factory under a processing agreement with the local government. A processing agreement provides by its terms that the local government will provide manufacturing facilities and supply workers to the company and that the company will pay a management fee and processing fee and certain other charges. The management fee was paid to the local government and was based on a negotiated sum per worker at the factory. The processing fee was based on the value of raw materials shipped into the factory and the value of products shipped from the factory and was established in production agreements agreed upon with local government officials. We paid the processing fees through the Bank of China in Hong Kong and the funds were then placed in an operating account including other company funds in China, all of which were used to pay the costs of the factory including fees due to the local government as part of the processing agreement. Changes in PRC tax and customs law have made it increasingly difficult to use the processing agreement. During 2001, we made a decision to end our use of the processing agreement and as of December 31, 2003, we had completely phased out use of the processing agreement. We now operate exclusively under the cooperative joint venture agreement.

         All the results of our factory operations in the PRC, whether under the joint venture or the previous processing agreement, are accounted for as wholly-owned operations and included in our consolidated financial statements since we operate all aspects of the factory, including hiring, paying and terminating workers. Most of the factory workers are hourly employees, live in the on site dormitories and eat in the on site canteen. In addition, we bear all other costs of operating the factory, including utilities and certain employee social welfare charges established by the local government. Many aspects of the operation of the factory are dependent on our relationship with the local government and existing trade practices. We believe that our relationship with the local government is good.

         Had we decided to curtail our manufacturing activities in China prior to December 31, 2004, we would have been required to pay back certain tax benefits we had received and may have been held liable for certain fees. Such liabilities could have been substantial. Effective January 1, 2005 we are no longer subject to these fees should we curtail manufacturing activities in China.

MATERIALS

         Major components used in our products are liquid crystal displays, or LCDs, semiconductor chips, printed circuit boards, or PCBs, batteries, and molded plastic parts. We purchase LCDs, PCBs, and semiconductor chips from several suppliers. We generally provide six to twelve months order indications to our semiconductor chip suppliers and must place firm orders a minimum of six weeks in advance of delivery. This lead time in some cases extends to twenty weeks when the market is in short supply. We generally try to maintain about two months supply of semiconductor chips, which may constrain increased production of our products on short notice. We pay for most of our materials in U.S. dollars.

         Our major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 2004 included C & L Electric Mfg. Co., Ltd. (cables), Golden Electrical Trading Co. (plastic resin), GPI International Limited (batteries), Just Technology Co. Ltd. (keypads), Kingsonic PCB Co.(PCBs), Lead Jump Development Limited (PCBs), Many Paint & Chemical Co., Ltd. (paints), Mobicon Holdings Limited (electronic components), Polaroid Corporation (camera and film), SSD Company Limited (semi-conductor chips), U Kwong Industrial Co., Ltd. (PVC materials), V-Tac Technology Co. Ltd. (semiconductor chips), Vbest Electronics Ltd. (LCDs), Wintek Corporation (LCDs) and Yu Lee Printing Co. Ltd. (printing).

         Our major suppliers of VGA in fiscal 2004 included Hip Hing Cables & Plug Mfy Ltd. (cables and plugs), Mascotte Industrial Associates (HK) Ltd. (bags and cases) and Vanson Electronics Ltd. (battery charger and battery).

SALES AND DISTRIBUTION

         Our products are sold in approximately 35 countries, with the United States accounting for approximately 66% of net sales in fiscal 2004. We sell our products directly to over 200 active retailers in the U.S. and U.K. and to approximately 30 distributors worldwide. We participate in the electronic data interchange ("EDI") program maintained by 15 customers in the U.S. including Wal-Mart, Target, Kmart, Kohl's, Toys`R'Us and Best Buy, and 5 customers in the
U.K.: Argos, Comet, Dixon's, Asda Wal-mart and John Lewis. In fiscal 2004, our largest customer, Wal-Mart, accounted for 24.5% of net sales. In general, all sales to third party distributors and retail customers are final upon transfer of title. The top five customers were as follows:

                                                     % OF SALES
                                                 -------------------
        CUSTOMER NAME                            FOR THE FISCAL YEAR
        -------------                            -------------------
                                                 2004            2003
                                                 ----            ----
        1.  Wal-Mart (USA)                       24.5%           31.9%
        2.  Toys`R'Us (USA)                      10.0%           8.9%
        3.  Target (USA)                         9.6%            5.5%
        4.  Argos (U.K.)                         6.7%            8.0%
        5.  Hasbro (USA)                         4.5%            8.2%

         The following table sets forth certain of our major customers in 2004, including distributors (in alphabetical order):

CATALOG SHOWROOMS                                 DRUG/MASS MERCHANDISERS            ELECTRONICS/GROCERY/ CONVENIENCE
-----------------                                 -----------------------            --------------------------------
Argos                                             Army Airforce Exchange             About Time
Brookstone                                        Boots                              Argos
Index                                             Fred Meyer                         Asda/Wal-Mart
Sharper Image                                     Kmart                              Best Buy
                                                  Meijer                             Biggs Hypermarket
                                                  Pamida                             Blockbuster
DEPARTMENT STORES                                 QVC                                Circuit City
-----------------                                 Target                             Comet
J.C. Penney's                                     Wal-Mart                           Dixon's
John Lewis                                        Woolworth's (U.K.)                 Electronics Boutique
Kohl's                                            Zellers                            Game
May Co.                                                                              Gamestop
                                                                                     Ingram Entertainment
MAIL ORDER/SPECIALTY GIFT SHOP OPERATORS          SPORTING GOODS STORES              Mill's Fleet Farm
----------------------------------------          ---------------------
Avon                                              Bass Pro Shops                     Musicland
Buckmaster                                        Dunham's                           Production Solutions
Figis                                                                                Radioshack

Fingerhut                                                                            Tesco
Hammacher Schlemmer                               TOY RETAILERS
                                                  -------------
Littlewoods                                       Entertainer
Next Retail                                       Kay Bee                            DISTRIBUTORS (RADICA)
Spillsbury                                        Toymaster                          ---------------------
Starboard Cruise Services                         Toys"R"Us                          Amo oy (Finland)
Wish Book                                         Youngsters                         Caesars Gauteng (South Africa)
                                                                                     Dorcy Irwin Pacific Pty, Ltd. (Australia)
ODM/OEM                                           DISTRIBUTORS (VGA)                 Edu Toys (Russia)
-------                                           ------------------                 Giochi Preziosi (Italy)
Goliath (France/Belgium)                                                             John Hansen Co. (USA)
Importadora Maduro S.A. (Panama)                                                     Joker (Germany)
Bensussen Deutch & Associate, Inc.                First Game (Korea)                 Koch (Germany)
Cranium, Inc.                                     Forte Co., Ltd. (Japan)            Lansay (France)
Forte Co., Ltd.                                   Just for Fun Toys (South Africa)   Newbay (Middle East)
Hasbro, Inc.                                      Imbi Mario Trading (Malaysia)      Planet Fun (New Zealand)
KEMCO Co., Ltd.                                   Master Genius (Thailand)           Playthings Pte Ltd. (Singapore)
Konami Corporation                                Nobilis (France)                   Sablon (Germany/Benelux)
Lexibook Limited                                  Super Chi-Yuen (Taiwan)            S. I. D. Cadeaux (France)
Sega Toys                                         Tai Sing/Fowa (Singapore)          Souvenirworld (USA)
WiZ Co. Ltd.                                      Top Toy (Denmark)                  Top Toy (Denmark)
                                                  Universal Electronics (Lebanon)    Universal Electronics (Lebanon)
                                                  Valid Trade (South Africa)

         In the United States, we use regional sales managers working for us to manage our customers as well as manufacturers representatives and brokers that sell our products to certain retailers. These manufacturers' representatives are not our employees and work on a commission basis. In the United Kingdom, we use brand sales managers and manufacturers' representatives to sell our products in the U.K. In the rest of the world, we use third-party distributors.

         Our customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders approximately eight weeks in advance of requested delivery. Accordingly we generally operate without a significant backlog of regular orders.

         In certain instances, where retailers are unable to sell the quantity of products which have been ordered, we may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. We minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of product returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. We establish provisions based on historical experience at the time of sale of the related products. The return of non-defective products occurs infrequently in the U.S. In the U.K. market, accepting non-defective product is regular industry practice and we establish our return provisions on such sales based on experience.

         In the US, Canada and the U.K., we store our products and pick and ship orders for domestic sale in shared warehouse facilities owned by third party logistics companies. We are assessed storage, labor, materials and freight charges, as well as for capital costs such as fork lifts and computer equipment.

         Our Radica, Girl Tech, Play TV and Connectv products carry a 90 days consumer warranty from the date of sale. Our VGA products carry a one year warranty from the date of sale. In each of the last three years, warranty costs incurred have been less than 3% of net sales and substantially all warranty claims are received within 90 days of invoice.

INDUSTRY

         NPD Group, the service that has historically tracked our retail sales, no longer provides this service. It does, however, continue to provide industry data. According to NPD, the toy industry in the U.S. declined slightly in 2004. Toy sales in gross dollars were down 2.7% in 2004 from 2003 among top 5 retailers and were also down 2.7% overall. Management believes that the declines were the result of continuing weaker overall sales at the mass retailers. Our U.S. sales of Electronic Games increased 13.5% from 2003. The increase in Electronic Games is primarily due to the success of our PlayTV(R) line and 20Q(TM). Our U.S. sales of Youth Electronics decreased 5.5% from 2003 due to soft sales of Barbie(R) branded products.

         NPD's U.K. data showed no increase in the toy market in 2004 from 2003. Electronic and tabletop games were down 10% and youth electronics did not change. As of the reporting date, we do not have similar data for the rest of Europe. Our U.K. sales of electronic games and youth electronics increased 94.3% and 41.2%, year-on-year, respectively as a result of our strategic plan in the U.K. to increase promotion and focus on electronic handheld and tabletop games.

         Annual industry-wide video game accessory sales were down slightly in the U.S. in 2004. According to the NPD Group, VGA sales in gross dollars were down 1.2% in 2004 from 2003. Our U.S. sales of video game accessories were down 0.8% from 2003.

         The U.K. and Europe do not have a reliable retail tracking service for video game accessories. During 2003, our U.K. operations changed their distribution strategy in the U.K. and Europe from providing a full line of VGA product, including low-margin commodity items, to selling a smaller line of innovative, higher margin products.

PRODUCT DEVELOPMENT

         At the end of 2004, our engineering and development department had approximately 92 staff worldwide. Our product development starts with a design team in Dallas, Texas and continues through to the engineering teams in Shenzhen and in the Dongguan factory. We have a formalized product development process that includes quarterly meetings of its worldwide product development and sales departments. In fiscal 2002, 2003 and 2004, we spent approximately $4.1 million, $3.9 million and $4.2 million respectively, on research and development. Our research and development is heavily oriented toward market demand. Based on our ongoing contact with consumers, retailers and distributors worldwide, our sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive our product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price. We also review product submissions from a network of third party inventors that have been approved by management. These submissions are subject to the same product development process and market demand considerations as internal submissions. Additionally, we use third-party developers in the creation of software programs that are used in some of our products.

         In January of 2002, we executed our December 2001 reorganization plan that included the closure of the San Francisco research and development office and the relocating of the Hong Kong engineering positions to offices in China. During 2003, we eliminated our Hertfordshire, England design team. These reorganizations significantly reduced costs without decreasing efficiency. We expect to continue developing the majority of products internally during 2005. However, changes in business philosophy or unforeseen circumstances may arise that could force us to outsource a larger than expected amount of our development work.

SEGMENT INFORMATION

         See Note 17 of the Notes to the Consolidated Financial Statements included herein.

ORIGINAL DESIGN MANUFACTURING AND ORIGINAL EQUIPMENT MANUFACTURING

         In 1995, we were successful in establishing a relationship with the Hasbro Games Group to design and manufacture products for them. We continue to manufacture for Hasbro, which is also our largest competitor, as well as a number of other customers including Lexibook, B, D&A and Kemco. We intend to pursue other ODM and OEM business in the future. However it is uncertain whether we can retain our current business on a long-term basis or successfully attract additional ODM business or that it will be profitable.

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

         The VGA market is also highly competitive. The market share in the U.S. is spread primarily amongst ten companies, including Radica, that have approximately 60% of the market. We began significant distribution of VGA in the U.S. market in 2001. Like the handheld electronic games market, we compete for customer purchases on the basis of price, quality, and features and for retail shelf space on the basis of service. Major competitors are MadCatz, Pelican, Logitech and Joytech.

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

         The Hong Kong profits tax rate for 2004 is 17.5%. Currently, our subsidiary Radica HK pays Hong Kong profits tax on service and sales income.

         On July 1, 1994, our manufacturing operations were transferred to a Sino-Foreign joint venture. The joint venture enjoyed a two year tax holiday which expired in 1999. We paid $596,000 in foreign enterprise tax on our joint venture in China in 2004. This is the sixth year we have paid foreign enterprise tax in China. We were granted 50% relief from foreign enterprise tax through December 31, 2001 under the Foreign Enterprise Income Tax Law of The People's Republic of China, or PRC, and were therefore taxed at 12%. In 2002 and 2003, we were taxed at the full rate of tax of 27%; however, we successfully applied to be designated as an "Export Oriented Enterprise", which resulted in a tax rebate which was received in 2003 and 2004 that reduced our China tax rate applicable to 2002 and 2003 to 12% which does not include the local tax of 3%. The application to be designated as an "Export Oriented Enterprise" is required to be made on a yearly basis. We applied for the same designation for 2004 and if our application is successful, it will result in the receipt of a tax rebate in 2005.

         Our subsidiaries Radica USA, Radica Canada and Disc Inc. are fully subject to U.S. and Canada federal taxation, as well as any applicable state or local taxation, on their taxable income. Currently, the highest marginal rate of U.S. federal corporate income tax is 35%; the highest marginal rate of Canada federal corporate income tax is 25%. In addition, dividends paid by Radica USA and Disc Inc. to our company will be subject to a 30% U.S. federal withholding tax, resulting in an effective rate of U.S. federal taxation on distributed profits of up to 54.5%.

         Our subsidiary Radica U.K. is fully subject to U.K. corporate taxation. The U.K. profits tax rate currently applying to corporations is 30%.

         During 2003, we formed Radica (Macao Commercial Offshore) Ltd., a company incorporated in The Special Administrative Region of Macau, for the purpose of carrying on export trade activities. To the extent that Radica Macau sells all of its products outside of Macau, it is exempt from tax in Macau.

EMPLOYEES

         As of December 31, 2004 our workforce was comprised of the following:

-----------------------------------------------------------------------------------------------------------------
                      Production       Sales and          R&D            Finance        Operations       Total by
                                       Marketing                                         & Admin         location
-----------------------------------------------------------------------------------------------------------------
Asia                    4,148             12               79              24              132            4,395
-----------------------------------------------------------------------------------------------------------------
USA                       1               26               13               8               17               65
-----------------------------------------------------------------------------------------------------------------
Europe                    -                8               -                5                7               20
-----------------------------------------------------------------------------------------------------------------
Total                   4,149             46               92              37              156            4,480
-----------------------------------------------------------------------------------------------------------------

         At December 31, 2003 and 2002 our workforce comprised 3,640 persons and 4,332 persons, respectively.

         None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. Management believes that our employee relations are good.

DESCRIPTION OF PROPERTIES

         See  "Manufacturing  Facilities" above. We completed the first phase of construction of our factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and the second phase (223,000 sq. ft.) in August 1998. The factory currently contains 524,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the factory commenced in December of 1999. As a result of the drop in demand for our product in the U.S. during 2000, work towards completion of this addition was postponed until the end of 2004. We began completion of the 141,000 square foot expansion of the factory at the end of 2004 and expect the expansion to be put into service in mid 2005. We own a long-term leasehold on our executive offices (11,000 sq. ft. inclusive of two leased unit of 4,800 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong Kong. We operate our factory under the terms of the joint venture agreement. We lease additional office space in Hertfordshire, U.K.; Macau and Shenzhen, China; Dallas, Texas and Pasadena,
California. We lease showrooms in Tsim Sha Tsui, Hong Kong and New York, New York and provide individual offices for sales personnel employed in Massachusetts and Illinois. During 2004, we leased one of our executive units in Fo Tan, Hong Kong totaling 2,500 sq. ft. and sold one house that was leased out in 2003. We are currently paying rent on two different houses for Mr. Howell and Mr. Scott in Hong Kong. We also leased a flat in Macau which has been made available to Mr. Chu, an officer of our company.

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

         The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which had some bearing on our case with Lemelson. On January 23, 2004, the U.S. District Court in Nevada issued a ruling in favor of Cognex. The Court ruled that all of the Lemelson patent claims at issue were invalid and unenforceable. Lemelson has appealed but the outcome of the appeal has not yet been decided. We cannot predict the outcome of the anticipated Lemelson appeals or the effect of such litigation on our financial results. No accrual has been recorded at December 31, 2004 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies.

         During 2004, we were approached with an offer of license of a patent portfolio from Immersion Corporation. Immersion asserts that manufacturers of products employing vibration or feel such as those found in several of our Gamester(R) products require a license and has gained licenses from several companies within this industry. While Immersion has filed suit recently against two companies, it is not known whether it will file suit against us if a license agreement is not reached. We are considering the license offer while investigating the validity and scope of the patents, but at this time we are unable to determine the legitimacy of Immersion's claims or our potential liability should we fail to enter into a licensing agreement with them.

         Although there is none currently, from time to time we have other litigation against us.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

FISCAL 2004 COMPARED TO FISCAL 2003

         The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                       Year ended December 31,
                                                       -----------------------
                                                       2004              2003
                                                       -----             -----

Net sales                                              100.0%            100.0%
Cost of sales                                           66.1%             62.1%
                                                       -----             -----
Gross profit                                            33.9%             37.9%
Selling, general and administrative expenses            24.4%             23.8%
Research and development                                 3.4%              3.7%
Depreciation and amortization                            1.4%              1.9%
Impairment of goodwill                                   2.9%                 -
Restructuring charge                                        -              0.1%
                                                       -----             -----
Operating income                                         1.9%              8.4%
Other income                                             0.6%              0.3%
Foreign currency gain, net                               0.3%              0.2%
Interest income, net                                     0.6%              0.3%
                                                       -----             -----
Income before income taxes                               3.5%              9.1%
(Provision) credit for income taxes                      (.7%)             2.7%
                                                       -----             -----
Net income                                               2.8%             11.9%
                                                       =====             =====

         We reported a net profit for the year of $3.5 million or $0.18 per diluted share compared to $12.5 million or $0.66 per diluted share for 2003. The decline in net profit was in part the result of a pretax non-cash charge of $3.5 million for impairment of goodwill for the VGA or Gamester business acquired in 1999. Despite an increase in sales of $18.2 million that generated additional gross profits of $6.2 million, pretax profit before goodwill impairment declined by 19% ($1.8 million) due largely to a sales mix shift to lower margin Play TV Legends sales, which accounted for $0.5 million of the decline, increased air freight ($1.5 million of the decline), outsourcing costs due to increases in demand in Q3 and Q4 ($1.5 million of the decline), and increased selling and advertising expenses ($3.5 million of the decline). Other factors contributing to the profit decline included a $0.6m charge against an underperforming license guarantee and inventory writedowns for certain discontinued product lines. The effective tax rate was 19.5% and due to a favorable tax adjustment recorded in Q4 of 2003 resulted in a significant increase in tax expense compared to 2003 of $3.2 million for the 4th quarter and $3.7 million for the full year.

         Sales for the year increased by 17.3% to $123.4 million from $105.2 million in 2003 due to the success of Play TV Legends, 20Q and the Gamester(R) Race Pac, among other items. The following table shows the detailed revenue comparisons for the year by segment:

                                                     Year ended December 31,
                                                 -----------------------------
Product Lines                                       2004               2003
-------------
(US$ in thousands)

Games and Youth Electronics Segment
Electronic Games                                  $ 80,640           $ 62,374
Youth Electronics                                   17,038             15,227
Other Electronic Toys                                3,490                  -
Manufacturing Services                               9,008             10,386
                                                  --------           --------
                                                  $110,176           $ 87,987
VGA Segment
Video Game Accessories                            $ 12,840           $ 14,294
Manufacturing Services                                 383              2,919
                                                  --------           --------
                                                  $ 13,223           $ 17,213

TOTAL                                             $123,399           $105,200
                                                  ========           ========

         Gross profit margin for the year was 33.9% compared to 37.9% for the year ended December 31, 2003. This decrease in gross margin was in large measure due to the impact of higher mix of our lower margin Play TV Legends line plus the impact of the previously mentioned provision for an under-performing license, inventory writedowns for certain discontinued product lines and additional air freight and product outsourcing costs incurred to meet increased demand in Q3 and Q4.

         Operating expenses increased to $39.5 million for the year from $31.0 million in 2003. The increase was due to variable expenses resulting from increased sales together with increased advertising expenditure ($8.8 million in fiscal year ended 2004 compared to $6.2 million in fiscal year 2003), increased research and development costs connected with external programming of software for Play TV games and the $3.5 million charge for impairment of goodwill.

         The following table shows the major operating expenses and income taxes:

                                                  Year ended December 31,
                                                 ------------------------
(US$ in millions)                                 2004             2003
                                                 ------           ------
Advertising and co-op expenses                   $ 10.6           $ 7.6
Other selling and promotion expenses                2.2             1.8
Indirect salaries and bonus                         8.8             8.3
Research and development expenses                   4.2             3.9
Depreciation and amortization                       1.7             2.0
Provision (credit) for income taxes                 0.8            (2.9)
Impairment of goodwill                              3.5               -
Other general and administrative expenses           8.4             7.4


CAPITAL RESOURCES AND LIQUIDITY

         At December 31, 2004 we had $40.1 million of cash and investment securities, and net assets of $91.1 million as compared to $42.0 million and $89.2 million, respectively, at December 31, 2003. Inventories increased to $26.8 million from $15.5 million at December 31, 2003, reflecting current sales growth rates and the reduction in expected shipments to a large customer in the 4th quarter of 2004 of products that are largely expected to be reordered in the first half by that same customer. Receivables increased to $18.4 million from $15.4 million at December 31, 2003 also due to higher volume of sales in the fourth quarter of 2004 compared to the same quarter in 2003.

         In addition to our previously announced factory expansion, we plan to significantly invest in new equipment for 2005 including major expansion of our surface mount technology (SMT) capacity in compliance with European lead free soldering regulations and replacement of certain factory equipment with more efficient models. As a result, total capital expenditures for 2005 will be in the range of $6 to $7 million.

         Current liabilities were $18.9 million at December 31, 2004, an increase from $13.1 million at December 31, 2003. This is primarily due to an increase in payables for raw material for production of inventories needed to meet Q1 2005 demand.

         Cash flows from operating activities, adjusted for the impact on proceeds and purchases of trading securities, decreased from $10 million to $0.8 million due primarily to increase in inventory levels at December 31, 2004 compared to December 31, 2003.

         Cash used in investing activities was $1.2 million compared to a net utilization of $10 million in 2003. This decrease was caused by $10 million in investment securities in 2003 offset by an increase in capital purchases related to the factory expansion.

         Cash used in financing activities was $1.9 million in 2004, up from $1.5 million of cash used in 2003. This was the result of $3.0 million in dividends paid during the year offset by funds from stock options exercised by directors and employees.

         During  the  normal  course  of  business,   we  enter  into  licensing
agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Additionally, we lease certain offices, warehouses and equipment under various operating lease arrangements. In the normal course of business, leases that expire will be renewed or replaced. Under the terms of a joint venture agreement with the local government in Dongguan, we are also committed to pay fees over the next 20 years, as described above under "Item 4. Information on the Company - Description of Business - Manufacturing Facilities".

         As of December 31, 2004, we were  obligated  under  various  licensing,
joint  venture   agreements,   non-cancelable   operating   leases  and  capital
commitments requiring future minimum payments as follows:

(US$ in thousands)
                                   Total         2005         2006         2007         2008         2009      Thereafter
                                  ---------------------------------------------------------------------------------------
Operating leases                  $ 3,116      $   720       $ 601        $ 374        $ 318        $ 204       $   899
Licensing commitments               1,861        1,294         106          231           10          210            10
Joint venture fees                  3,317          125         129          129          137          142         2,655
Capital commitments                   571          571           -            -            -            -             -
                                  ---------------------------------------------------------------------------------------
Total minimum payments            $ 8,865      $ 2,710       $ 836        $ 734        $ 465        $ 556       $ 3,564
                                  =======================================================================================

         We had no derivative instruments or off-balance sheet financing activities during fiscal years 2003 and 2004. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

         Management believes that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. At December 31, 2004, we had general banking facilities including overdraft and trade facilities totaling $3,798,000. During 2005, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

FISCAL 2003 COMPARED TO FISCAL 2002

         We reported net income for the year of $12.5 million or $0.66 per diluted share compared to $11.9 million or $.65 per diluted share for the same period in 2002. Sales for the year decreased by 15.6% to $105.2 million from $124.6 million in 2002 due to the reduction in "one-off" manufacturing business generated by the production of the "Ekara" karaoke product manufactured for Takara in 2002, reduced sales in the United Kingdom which was impacted by a particularly weak fourth quarter retail environment and weaker than expected sales of Barbie(TM) licensed products.

         Our U.K. subsidiary experienced a large shift in its sales mix and gross sales during 2003. Sales of video game accessories fell from $6.1 million in 2002 to $2.2 million in 2003. This was primarily due to our decision to stop selling less profitable commodity-type video game accessories such as memory cards, cables and carrying bags and begin selling a more focused, profitable line that includes products with unique, trademark and patent protected features. In the fourth quarter of 2003, we wrote down our U.K. video game accessory inventory by $1.25 million with plans to sell our remaining commodity product in 2004. Our sales of electronic games in the U.K. were $8.0 million in 2003, up from $7.0 million in 2002. This was the result of management's focus on broadening our electronic game distribution in the U.K., which was achieved through increased promotional spending and pursuing new retail outlets.

         Summary of sales achieved from each category of products:


                                            YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------
                                               2003                            2002
                               % OF NET         NET            % OF NET         NET
PRODUCT LINES                SALES VALUE    SALES VALUE      SALES VALUE    SALES VALUE
----------------------------------------    -----------      -----------    -----------
(US$ in thousands)
Games and Youth Electronics Segment
  Electronic Games                  59.3%      $  62,374            50.3%      $  62,684
  Youth Electronics                 14.5%         15,227            13.4%         16,744
  Manufacturing Services             9.8%         10,385            19.8%         24,634
                                   -----       ---------           -----       ---------
                                    83.6%         87,986            83.5%        104,062

VGA Segment
  Video Game Accessories            13.6%         14,294            12.7%         15,844
  Manufacturing Services             2.8%          2,920             3.8%          4,740
                                   -----       ---------           -----       ---------
                                    16.4%         17,214            16.5%         20,584

Total                              100.0%      $ 105,200           100.0%      $ 124,646
                                   =====       =========           =====       =========

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

         During  the  fourth   quarter  we  released  the  valuation   allowance
previously provided against deferred taxes in the U.S. This, combined with a larger than expected tax reimbursement in China, resulted in a net tax credit for the year of $2.9 million.

         The following table shows the major operating expenses and income taxes:

                                                      Year ended December 31,
                                                      -----------------------
(US$ in millions)                                      2003           2002
                                                      ------         ------
Advertising and co-op expenses                        $ 7.6          $ 7.4
Other selling and promotion expenses                    1.8            2.4
Indirect salaries and bonus                             8.3           10.0
Research and development expenses                       3.9            4.1
Depreciation and amortization                           2.0            2.9
(Credit) provision for income taxes                    (2.9)           2.7


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that we consider critical in preparing our consolidated financial statements. These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

BAD DEBT ALLOWANCE

         The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance reduces gross trade receivables and is computed based on management's best assessment of the impact on trade receivables in respect of the business environment, customers' financial condition, historical trends and customer disputes. Management believes the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because changes in the assumptions used to develop the estimate could have a material effect on selling and administrative expenses, net income and accounts receivable.

         We have put controls in place to minimize bad debt exposure. Revenue is recognized provided that there are no uncertainties regarding customer acceptance, vendor agreements are put in place documenting the specific terms of the customer sales relationship or order, the sales price is fixed or determinable and credit checks are conducted periodically to ensure that collectibility is reasonably assured. Credit limits and payment terms are established based on the underlying criteria that collectibility must be reasonably assured at the levels of credit being extended. For customers experiencing financial difficulties, management performs additional analysis and may reduce credit limits or revoke credit based on the findings of the analysis. Management may also restrict credit terms of its customers if circumstances warrant by restricting payment terms to cash in advance, wire transfer or domestic letter of credit.

         The movement of the doubtful accounts allowance by geographic region was as follows for 2004:

                                         Balance at                                        Balance at
                                         beginning      Charged to       Utilization /       end of
(US$ in thousands)                        of year      income statement    write-offs         year
                                         ---------     ----------------  ------------      ----------
Allowance for Doubtful Accounts
-------------------------------
North America                              $ 208            $ 1             $  (83)          $ 126
Europe                                        43              5                (26)             22
                                           -----            ---             ------           -----
                                           $ 251            $ 6             $ (109)          $ 148
                                           =====            ===             ======           =====

         Asia sales are primarily to third-party distributors and manufacturing services customers. These sales are generally secured by an irrevocable letter of credit resulting in no historical bad debts writeoffs and therefore no allowance for bad debts has been made. The North American utilization of the provision was for the write off of unpaid receivables deemed uncollectible for several small customers. The increase to the European provision was made through the third quarter and was based on historical utilization rates as a percentage of sales. At the end of Q3, an evaluation of the U.K. provision was made and $26k of the provision was released, which consists of the all of the 2004 utilization of the European provision.

         On a consolidated basis, our five largest customers, Wal-mart (US), Toys R Us (US), Target (US), Argos (UK) and Hasbro (Asia), account for 55.3% of 2004 sales and 67% of total receivables at December 31, 2004. If any of these retailers were to experience financial difficulties, it could expose us to significant bad debt charges and related declines in earnings. Additionally, deterioration in the retail environment or the economy could adversely impact the trade receivables valuation which would increase our bad debt allowance, thus decreasing our earnings.

         The following table summaries our doubtful accounts provision at December 31:

(US$ in thousands)                       2004         2003        2002
                                        -----        -----       -----
Allowance for bad debts                 $ 148        $ 251       $ 315
As a percentage of net sales             0.1%         0.2%        0.3%


         Management believes that the current doubtful accounts allowance is adequate to provide for our expected probable bad debt losses.

ALLOWANCE FOR SALES RETURNS

         A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as sales, net income and receivables.

         The movement in the allowance for estimated sales returns by geographic region was as follows for 2004:


                                                Balance at                                            Balance at
                                                beginning       Charged to          Utilization /       end of
(US$ in thousands)                               of year       income statement      write-offs         year
                                                ----------     ----------------     ------------      ----------

Allowance for Estimated Sales Returns
-------------------------------------
North America                                    $   284         $   350           $   (333)            $ 301
Europe                                             1,106             795             (1,278)              623
                                                 -------         -------           --------             -----
                                                 $ 1,390         $ 1,145           $ (1,611)            $ 924
                                                 =======         =======           ========             =====

         The utilization of the allowance was mostly related to the return of various defective product (net of warranty cost) and over stock of products from customers which were anticipated at the end of 2003 and during 2004. The
Company's U.S. sales terms and policies do not allow for the return of non-defective products; however such a return may occur infrequently if the Company can maintain the same economic benefit by reselling the product at a similar margin. In keeping with industry practice, the Company does allow for the return of non-defective products in the U.K. In the U.K., the return allowance balance is adjusted monthly as a percentage of the prior six months of sales; in the U.S., the return allowance is adjusted quarterly as a percentage of the prior six months' sales. The percentage is based on historical data and is reviewed quarterly. Defective product returns can be reliably estimated based on past history and do not fluctuate widely from quarter to quarter. Non-defective returns are much more difficult to estimate due to the unpredictability of consumer tastes.

         The following table  summarizes our sales return  provision at December
31:

(US$ in thousands)                     2004          2003          2002
                                      -----       -------       -------
Allowance for sales returns           $ 924       $ 1,390       $ 1,247
As a percentage of net sales           0.7%          1.3%          1.0%

         The 2004 decline in the allowance as a percentage of net sales from 2003 is the result of quality improvement efforts and a strategic initiative in the U.S. to move our customers from defective return programs to warranty allowance programs. Defective return programs typically grant return credit to customers for all products returned to their stores as defective. A warranty allowance is a flat, negotiated allowance taken as a percentage of sales and is typically preferable to defective returns because liberal customer return policies generate higher return rates than the negotiated warranty allowances. Additionally, sales to our third-party distributors, which have no right of return, have increased significantly in 2004, reducing the need for the allowance for returns.

         Management believes that the current allowance for estimated sales returns is adequate to provide for 2004 related sales returns expected to be received during 2005. If defective returns were to exceed historical estimates, or if we were to experience large overstock returns, then we may have to take higher than anticipated charges in order to adequately increase the allowance which would decrease our earnings. For example, if in 2005, we were to experience returns resulting from a recall or overstocked product that caused a 25% increase from our estimated sales return provisions for 2004 that were based on historical return data, the impact would be roughly $300,000. Although our estimates were primarily based on historical data, there is no way to anticipate such an increase as recalls and poor sell through cannot be reliably predicted.

ALLOWANCE FOR SALES, MARKETING AND ADVERTISING EXPENSES

         We record an allowance for sales, marketing and advertising costs agreed with certain customers. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as selling and administrative expenses, net income and short-term liabilities. These allowances are based on specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer. The largest of these allowances is for accrued sales expenses; the movement of this allowance by geographic region in 2004 was as follows:


                                                Balance at                                            Balance at
                                                beginning       Charged to          Utilization /       end of
(US$ in thousands)                               of year       income statement      write-offs         year
                                                ----------     ----------------     ------------      ----------
Accrued Sales Expenses Allowance
North America                                    $ 2,428            $ 1,826           $ (2,866)         $ 1,388
Europe                                               465              1,008               (950)             523
                                                 -------            -------           --------          -------
                                                 $ 2,893            $ 2,834           $ (3,816)         $ 1,911
                                                 =======            =======           ========          =======

         The charges or provisions to the North American and European allowances were recorded monthly based on the cumulative total of the amounts granted under individual customer sales programs, including volume rebates and co-op advertising credits. The utilization of the provisions related to sales discounts subsequently provided and customer claims made under various sales programs throughout the year. The utilization of the provision can be materially impacted by sell-through of our product at retail because poor sell through can result in increased markdown or co-operative advertising expenditures. We request that all customers submit claims for annual sales and advertising programs by no later than February 28th of the subsequent year but typically we receive significant claims through June 30th of the subsequent year. At the end of the third and fourth quarter, management assesses the remaining provisions from the prior year and releases any provisions that we believe will not be utilized. At the end of the third quarter and fourth quarters of 2004, we released $174,000 and $313,000 respectively of prior year accrued balances into the income statement that we believe will not be utilized or claimed.

         The following table summarizes our sales expense allowance at December 31:

(US$ in thousands)                      2004        2003        2002
                                      -------     -------      -------

Allowance for sales expenses          $ 1,911     $ 2,893      $ 3,591
As a percentage of net sales              1.5%        2.8%         2.9%

         The decrease in the allowances for sales expenses as a percentage of total sales is the result of an effort by management to replace allowances that were based on a certain percentage of sales with allowance that are based on specific advertising and promotional targets agreed to at the beginning of the year and applied to Radica products.

         Management has reviewed its existing allowances for sales, marketing and advertising and believes them to be adequate at year-end. Several factors, including poor sell-through of our product at retail could result in management having to authorize higher than anticipated increases to the allowance, which would decrease our earnings. We make every effort to control the inventories of individual products that we carry at retail in order to avoid overstocked product and subsequent markdowns of those products. However, we cannot predict consumer reaction to new products or if similar product introductions by competitors will have an adverse reaction on sales of our existing products. This unpredictability exposes us to potentially large charges to the allowance for sales expense, the total impact of which depends on several variables. The largest of these variables is the volume of slow-moving inventory at retail and the per-unit markdown of the product. For example, there are collectively almost 6,500 individual Wal-mart, Kmart, Target and Toys R US stores in the US. If we were to have a product that was fully distributed in those stores and the stores ended up with unanticipated excess inventories of 20 pieces per store and we offered a $5 markdown on each unit, the total impact of that charge would be a decrease in pretax earnings of $650,000. However, if that product had distribution in half of the total stores, the markdown would be $325,000. In accruing for the sales expense allowance, we include a charge in anticipation of such events. However, we typically are not aware that an overstock situation has occurred until the fourth quarter of the year.

WARRANTY

         We record a warranty allowance for costs related to defective product sold to customers. Management believes warranty allowance to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as cost of sales and net income. Additionally, the warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product. Projecting defective return percentages on new products can lead to deviations between recorded warranty allowances and actual defective returns. Significant negative deviations could have a material impact on our financial results, if large amounts of finished goods were found to be defective.

         The movement of this allowance by geographic region is as follows:

                            Balance at                                             Balance at
                            beginning        Charged to          Utilization /        end of
(US$ in thousands)           of year        income statement      write-offs          year
                            ----------      ----------------     -----------       ----------
Warranty Allowance
------------------

North America                 $   841           $ 1,399           $ (1,469)            $ 771
Europe                            199               396               (405)              190
Other countries                     -               109                  -               109
                              -------           -------           --------           -------
                              $ 1,040           $ 1,904           $ (1,874)          $ 1,070
                              =======           =======           ========           =======

         The following table summarizes our warranty allowance at December 31:

(US$ in thousands)                      2004        2003        2002
                                      -------     -------      -------

Warranty allowance                      1,070     $ 1,040      $ 1,040
As a percentage of net sales             0.9%        1.0%         0.8%

         Warranty allowance as a percentage of total sales has remained consistent over the past three years. Despite our continued efforts at improving the quality of our products, there can be no assurance that we will continue to see the same defective product rates. New product introductions, changes to existing products or changes in material vendors and manufacturing subcontractors could all have a negative impact on our defective rates that could cause us to take additional charges to our allowance. For example, an increase in defective returns and allowances of 1% of 2004 sales would have decreased pretax earnings by roughly $1.2 million.

INVENTORIES

         We value our inventory at the lower of cost or market. Inventory write-downs are recorded for slow-moving and obsolete inventory. Management uses estimates to record these write-downs. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as cost of sales, net income and inventory. Slow-moving and obsolete inventories are written-down to their estimated market value depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the level of inventory provision.

         The following table summarizes our allowance for obsolete inventory at December 31:

(US$ in thousands)                      2004        2003        2002
                                      -------     -------      -------

Allowance for obsolescence            $ 1,353     $ 2,228      $ 4,193
As a percentage of total inventory       4.8%       12.6%        17.1%

         During 2002 and 2003, we took significant provisions against slow-moving, commodity-type video game accessory products in the U.S., U.K. and Asia, most of which have been sold. This resulted in higher allowances as a percentage of total inventory than we experienced in 2004.

         Orders are subject to cancellation or change at any time prior to shipment since actual shipments of products ordered and order cancellation rates are affected by customer acceptance of product lines, strength of competing products, marketing strategies of retailers, changes in buying patterns of retailers and consumers and overall economic conditions. Unexpected changes in these factors could result in excess inventory in a particular product line, which could cause management to make material adjustments to the allowance.

         Management reviews its inventories at the end of each quarter on an item by item basis and identifies products that it believes are obsolete or slow-moving. Management records a provision for a specific item based on several factors, including sell through data, the level of inventory at customers' retail stores, sales price of the item and length of time the item has been in inventory.

IMPAIRMENT OF GOODWILL

         In accordance with SFAS No. 142, goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. At the end of the fiscal year ended December 31, 2004, we completed testing of the goodwill related to Radica's Gamester(R) or video game accessory (VGA) segment. In determining the fair value of the VGA segment, a discounted cash flow analysis was performed in which the net present value of cash flows were calculated based on a five-year projected profit and loss and working capital requirements. The estimated net present value of the cash flows was then added to an estimated residual value that was calculated by taking a multiple of projected earnings before interest, taxes, depreciation and amortization at the year end of year five to arrive at the fair value of the VGA segment. Based on a comparison of the estimated fair value of the VGA segment to the VGA's carrying value, including goodwill, a second step was performed which compared the implied fair value of the reporting unit's goodwill to the book value of goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is determined to be impaired and is written down to its implied fair value. After performing this annual evaluation, we recognized an impairment charge related to goodwill of $3.5 million for the year ended December 31, 2004.

         Despite the small profit for the VGA segment in 2004 before the goodwill impairment adjustment, the reason for the decline in the estimated fair value of the VGA's segment from the previous year was primarily the result of lower sales forecasts for fiscal years 2005 through 2009. The adjustment to projected annual sales from prior year was based on our current strategy of concentrating on the innovative, higher margin sector of the market. This improved the projected gross margins and operating margins as a percentage of sales in our model, but decreased the total operating margin and cash flows. We believe that this new model portrays a more accurate picture of our future cash flows and that our new strategy limits the large closeout returns and price pressures that made the VGA segment unprofitable from 1999 through 2003.

DEFERRED TAX ASSETS

         We record valuation allowances against our deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Based primarily in our U.K. subsidiary's failure to generate profits, we recorded our allowance against the entire U.K. deferred tax asset of $4.5 million. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

         During 2003, we put a new management team in place in the U.K. and altered the distribution strategy in that market. We expect these moves to return our U.K. operations to profitability. If this occurs, depending on the level of actual and projected profitability, we would then reverse the valuation allowance, potentially creating a one-time credit to income tax expense in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

         In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We do not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

         In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. For the Company, SFAS No. 123(R) is effective for awards and stock options granted, modified or settled in cash in interim or annual periods beginning after June 15, 2005, which for the Company will be its third quarter ending September 30, 2005. SFAS No. 123(R) provides transition alternatives for public companies to restate prior interim periods or prior years. We are in the process of evaluating the impact of this standard on its financial statements and will adopt SFAS 123(R) on July 1, 2005.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth the directors and executive officers of the Company in fiscal 2004, as updated to reflect changes in January 2005.

                                Term
Name                           Expires    Residency         Position
----                           -------    ---------         --------
Jon N. Bengtson (3)             2005        USA             Chairman of the Board and Director

Timothy R. Busch (1)(3)         2005        USA             Director

Albert J. Crosson (1)(2)        2005        USA             Director

Theodore J. Eischeid            2005        USA             President, Chief Operating Officer and Director

Patrick S. Feely (3)            2005        USA             Chief Executive Officer and Director

David C.W. Howell               2005        Hong Kong       President Asia Operations, Chief Financial Officer and Director

James J. O'Toole (2)            2005        USA             Director

Peter L. Thigpen (1)(2)         2005        USA             Director

Jeanne M. Olson                 N/A         USA             President North American Operations

Denis Horton                    N/A         U.K.            President Radica Europe and Managing Director, Radica U.K.

James M. Romaine                N/A         USA             Senior Vice President Sales

Laurence M. Scott Jr.           N/A         Hong Kong       Senior Vice President of Asia Operations

Craig D. Storey                 N/A         USA             Vice President and Chief Accounting Officer

Larry C.N. Cheng                N/A         Hong Kong       Vice President Engineering

Robert E. Esterbrook            N/A         U.K.            Vice President, UK Finance & Operations

Paul Fogarty                    N/A         U.K.            Vice President U.K. Sales

Louis S.W. Kwok                 N/A         Hong Kong       General Manager, Factory

Eric K.W. Chan                  N/A         Hong Kong       Quality Director

Vincent K.M. Ching              N/A         Hong Kong       Manufacturing Director

Rick C.K. Chu                   N/A         Hong Kong       Director of Customer Service

Martin Frain                    N/A         U.K.            U.K. Marketing Director

Sean C.W. Lee                   N/A         Hong Kong       Finance Director - Asia

Donny K.W. So                   N/A         Hong Kong       Director of Project Management

Hermen H.L. Yau                 N/A         Hong Kong       MIS Director

Kenneth K.C. Yu                 N/A         Hong Kong       Engineering Director

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance, Nominations and Compensation Committee.
(3) Member of the Executive Committee.

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

         Timothy R. Busch was appointed a director of the Company in May 2003. Mr. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra High School. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctor degree from the Wayne State University of Law, and his B.B.A., summa cum laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in Michigan, California, and Nevada. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

         Albert J. Crosson was appointed a director of the Company in May 2001. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of the Board of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

         Theodore J. Eischeid was appointed President and Chief Operating Officer in January 2005. He has been a director of the Company since May 2003 and served as Chairman of the Audit Committee until January 2005. Most recently Mr. Eischeid was Vice President - Global CDMA Partnership and Product Management for Motorola, Inc., a global leader in wireless, automotive and broadband communications. Prior to that, he was Senior Vice President and Chief Financial Officer of K12 Inc., a developer of online curriculum for grades K-12; formerly President and CEO of Educational Insights, Inc., a publicly traded developer, manufacturer and marketer of educational products; and prior to that served as President of Revell-Monogram, Inc., an international manufacturer and marketer of plastic hobby kits, where he lead a successful initial public offering in 1991 and continued as President when the company was acquired by Hallmark Inc. in 1994. Mr. Eischeid also served as Chief Financial Officer of Arvey Corporation, a manufacturer and retailer of paper and paper products, and began his career with Arthur Andersen & Co. He is a Certified Public Accountant, a member of the Illinois Bar and a past Chairman of the Toy Manufacturers of America. Mr. Eischeid received his Juris Doctor, cum laude, degree from the Loyola University of Chicago School of Law, his MBA from Northwestern University's Kellogg Graduate School of Management, and his BS degree from Iowa State University.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He was Chief Operating Officer and President of the Company from July 1997 to January 2005 and has been a director of the Company since July 1996. Prior to joining Radica, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; and founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991. Mr. Feely was an executive at Tonka, Inc. from 1982 to 1988, where he served as President of the Tonka Products Division and a Director of the parent company. At Tonka, in addition to his other responsibilities, he managed the launch of the Sega video game system into the U.S. market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also an advisor to the Toy Industry Association Board of Directors, where he was Chairman from 2000 to 2002. He is also a director of the Board of Trustees of the Toy Industry Foundation. He has a BA from Duke University and an MBA from the University of Michigan.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Society of Accountants.

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

         Jeanne M. Olson was promoted to President North American Operations in January 2004. She previously held the positions of Executive Vice President and General Manager from 2002 to 2003, and Senior Vice President, Marketing from 2000 to 2002. Prior to joining the Company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         Denis Horton has been Managing Director of Radica U.K. Ltd. since April 2003 and President Radica Europe since January 2005. He has over 18 years of experience in the toy industry, previously having held Managing Director positions at Mattel U.K., Fisher Price and Tonka Europe. Prior to entering the toy industry, Mr. Horton worked in the food industry and held management positions at United Biscuits and H J Heinz Co., Ltd. He received his BA (Honors) degree in Business Studies from Nottingham Trent University, and is a Fellow of the Chartered Institute of Marketing in the U.K.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 32 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

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

         Robert E. Esterbrook joined Radica U.K. as Finance Director and Company Secretary during July 2001,becoming Vice President U.K. Finance and Operations in 2004. He has held executive positions in the U.K. toy industry for over 25 years. He has previously worked at Tonka Toys, Playmates Toys and Ideal Toys as Finance Director and was involved with the establishment of Mattel Toys in the U.K. in 1980. He re-joined Invicta Plastics, Ltd, originators of the board game Mastermind, as Managing Director from 1989 to 1991. He is a fellow member of the Chartered Institute of Management Accountants and completed a program in legal studies at Demontfort University.

         Paul Fogarty commenced working as Sales Director for Radica U.K. in January 2004 and was promoted to Vice President of U.K. Sales in January 2005. He has over 10 years experience in the toy industry previously having held senior management positions for Mattel U.K., Tyco Toys U.K. and JAKKS Pacific. Prior to this Mr. Fogarty worked in the paper industry for Scott Paper Ltd. Mr. Fogarty, who is originally from New Zealand, moved to England in 1989. He received his Bachelor of Commerce degree in Marketing from the University of Auckland.

         Louis S.W. Kwok has been the General Manager, Factory from April 2004. Prior to that, he was the Materials and Logistics Director of the Company from March 2002 to March 2003 and the Plant Administration Director from January 2001 to February 2002. He has over 16 years experience in manufacturing plant operations. Major companies he has worked with are Fymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Eric K.W. Chan has been the Quality Director of the Company since July 2, 2001. Prior to that, he was Senior QA Manager/Quality Director in various major toy companies such as Tonka Kenner Parker, Hasbro and Galoob. Mr. Chan has over 20 years of solid experience in QA/QC operations in the toy industry. He has a Diploma in Production and Industrial Engineering, Diploma in Management Study and Diploma in Industrial Management (U.K.).

         Vincent K.M. Ching joined the Company as the Manufacturing Director in September 2002. He has over 16 years experience in research, consultancy and manufacturing sectors, has been working in PRC for 10 years at a managerial level with Philips, Procter & Gamble (P & G) and previously as Manufacturing Director in Honeywell Consumer Products (H.K.) Ltd. from June 1999. He has achieved a number of prizes and awards in both academic and industrial sectors including the Ford Design Prize from Ford Motor (U.K.) Co. Ltd. in 1985, First Class Honors degree in Mechanical Engineering in 1986, Overseas Research
Students Award from the Committee of Vice-Chancellors and Principals of Universities (U.K.) in 1987, Postdoctoral Research Fellowship from the Croucher Foundation of Hong Kong in 1990 and Hong Kong Productivity Council Productivity Award for the 2002 Hong Kong Awards for Industry.

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

         Martin Frain joined Radica U.K. as Marketing Director in May 2004. Prior to that he was marketing manager at Hasbro U.K., where he worked from 1999. He entered the toy industry in 1993 when he started a games and toys distribution business in

Southern Africa. Prior to that he worked as a journalist on a daily newspaper in Johannesburg. He is currently completing his Masters of Business Administration at the University of Bath.

         Sean C.W. Lee has been Finance Director - Asia of the Company since September 2002. Prior to that, he was the Financial Controller of Dongguan factory. He has more than 10 years experience in electronic manufacturing field. He has a Professional Diploma in Accountancy from City University of Hong Kong. He is also a member of HKICPA and ACCA.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 17 years experience in project management and product development in major appliances, electronics and toys industries. He obtained his Six Sigma experience while working for General Electric Company, and led the development of Total Cycle Time management skill at VTech. He has a Postgraduate Certificate in Business Administration from the Open University of Hong Kong, a BA in Industrial Design from the Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center U.K. and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Kenneth K.C. Yu has been as Engineering Director - Asia of the Company since June 2004. Prior to that, he was the engineering manager of a Dongguan factory. He has seventeen years working experience in product engineering, production and industrial engineering, product design, project management and manufacturing of toys and computer accessories. His academic background is engineering and he received a Master in Engineering Business Management in 2003. He is a member of IEE and also a Chartered Engineer.

COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In  fiscal  2004,  the  aggregate  amount of  compensation  paid to all executive officers and directors for services in all capacities was approximately $3.2 million. In addition, bonus payments of $0.2 million were accrued in 2004 for 2004 performance and are expected to be paid in April 2005.

         In fiscal 2004, each outside (i.e. non-employee and non-affiliated) director of the Company received compensation according to the following schedule:

o  Board retainer                                 $10,000 annually
o  Quarterly board meeting fee                    $1,250 per meeting
o  Committee retainer                             $4,000 annually (excluding
                                                  Executive Committee)
o  Audit chair additional retainer                $4,000 annually
o  Other committee chairs additional retainer     $2,000 annually

         Payments were made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price.

         Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $9.02 per share in 2004. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and these options are exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Eischeid, Howell, Bengtson, Horton and Ms. Jeanne Olson have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are renewed automatically on an annual basis unless 90 days notice is given by either party, for periods of two years each, from July 2003 for Mr. Feely, from January 2005 for Mr. Eischeid, and from December 2002 for Messrs. Howell, Bengtson and Ms. Olson. The employment agreement for Mr. Horton from April 2003 continues unless 12 months notice is given by the Company or 6 months notice is given by the employee. Each employment agreement is terminable by the Company for cause. Under their agreements Messrs. Feely, Eischeid, Howell, Bengtson, Horton and Ms. Olson shall each receive minimum annual base salaries of $365,000, $315,000, $250,000, $43,200, $238,500 and $275,000 (the amount for Mr. Horton is stated in
U.K. currency as (pound)132,500), respectively. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. Under the terms of their employment agreements Messrs. Feely, Eischeid, Howell, Bengtson, Horton and Ms. Olson are eligible to participate in the Company's bonus plan. The employment agreements for Messrs. Feely, Eischeid, Howell, Horton and Ms. Olson contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at the then market price of $3.625 per share, another 60,000 stock options at the then market price of $14.125 per share in November 1998 and a further 60,000 stock options at the then market price of $3.00 per share in May 2000, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May 2001, Mr. Feely would have been granted 60,000 stock options at the then market price provided he achieved certain conditions as stated in the agreements; however, these were not achieved. In the agreement for Mr. Eischeid, he was granted 60,000 stock options of the Company common stock at the then market price of $7.90 per share and 25,000 restricted shares at $7.91 per share in February 2005 subject to the terms and conditions of the agreement and the Omnibus Plan, and provided certain conditions are achieved as stated in the agreement. In the agreements for Mr. Howell, he was granted 25,000 stock options per annum of the Company common stock at the then market price of $3.00 and $2.90 per share in May 2000 and 2001 respectively. In June 2002, Mr. Howell was granted 25,000 stock options at the then market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Ms. Olson, she had been granted 60,000 stock options upon initial employment and was granted an additional 40,000 stock options at the then market price of $3.45 per share in January 2002 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Mr. Horton, he had been granted 60,000 stock options of the Company common stock at the then market price of $4.43 in March 2003 upon initial employment subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, Messrs. Feely, Howell and Ms. Olson were granted 60,000, 25,000 and 25,000 stock options at the then market price, respectively in February 2001. Mr. Howell was granted 3,750 stock options in March 2002 for achieving certain requirements under an incentive plan. Based upon 2002 performance the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 60,000 options for Mr. Feely and 25,000 options for Ms. Olson and Mr. Howell. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would become vested in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of the stock options for accounting purposes. In March 2003, Mr. Feely was granted 120,000 options at the then market price of $4.43 per the Company's prior practices. In September 2004, Ms. Olson was granted 30,000 options at the then market price of $8.24 for long-term compensation equalization.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         The Company's 1994 Stock Option Plan provided for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The Stock Option Plan terminated in October 2004 but continues in effect for outstanding options under such plan.

         At the Annual Shareholders Meeting in May 2004, the 2004 Omnibus Equity Incentive Plan which replaced the 1994 Stock Option Plan was approved. The 2004 Omnibus Equity Incentive Plan includes an authorization for a total of 500,000 shares of the Company's common stock to be issued under the plan and the plan will expire in 2014 unless earlier terminated.

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

         In fiscal year 2004, an aggregate of 137,000 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $7.15 to $9.11 per share.

         As a result of the foregoing, at the end of fiscal year 2004, after giving effect to all prior exercises and forfeitures of options, an aggregate of 1,317,886 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 967,750 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 265,000 outside director's options were outstanding at exercise prices ranging from $2.0 to $12.63 per share. During 2004, a total of 510,636 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 2004, a total of 1,636,042 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.0 per share.

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

(b) The following table is based on information available to the Company and identifies the owners of more than five percent (5%) of the registrant's common stock (based on their filings of Forms 13D or 13G) and the amount of common stock beneficially owned by the officers and directors as a group, as of January 31, 2005. The Company must rely on information provided by individual shareholders and therefore cannot verify its accuracy:

                         Identity of
     Title of Class      Person or Group                        Amount Owned       Percent of Class
     --------------      ---------------                        ------------       ----------------
     Common stock        Dito Devcar Corporation, et al. (1)       8,728,888             46.4%
     Common stock        RAD Partners 1999 LLC, et al. (2)         1,093,700              5.8%
     Common stock        Royce & Associates, LLC (3)                 972,250              5.2%
     Common stock        Officers & Directors as a Group           2,587,511             13.7%


     (1)  Includes  shares  of  Common  Stock  owned  by the  following  related persons: Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, Plus Four Equity Partners LP, Dito Devcar Foundation and Richard H. Pickup. The ownership percentages of this group as reported in the Company's 2003 and 2002 Forms 20-F were 46.8% and 44.1%, respectively.

     (2) Includes shares of Common Stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, 92653 Trust, Busch Family Foundation and Timothy R. Busch, who is a director of the Company. The ownership percentages of this group as reported in the Company's 2003 and 2002 Forms 20-F were 8.9% and 9.1%, respectively.

     (3) This shareholder reported ownership in excess of 5% of the outstanding Common Stock for the first time this year.


(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

(d) As of January 31, 2005, the Company had approximately 100 record holders of its Common Stock, and over 90% of such stock was held by U.S. holders.

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

         In the Company's Form 20-F for 2003, we reported that Albert J. Crosson, one of our directors, had a 1% beneficial interest in Crossfire, LLC, which provided beneficial ownership of 450,000 shares of our common stock and the right for Crossfire to acquire an additional 400,000 shares over time from a limited liability company (RAD Partners 2001, LLC) which was controlled by RAD Partners 1999 LLC, one of our principal stockholders. Mr. Crosson has reported to the Company that in 2004 the additional 400,000 shares were acquired by Crossfire and RAD Partners 2001 was liquidated, but Mr. Crosson sold his interest in Crossfire to his four adult children. As a result, Mr. Crosson has disclaimed any beneficial ownership in common stock of the Company, other than through his ownership of stock options acquired as a director of the Company.

         Additional  information on management  transactions  is contained under
Item 6 above.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements are included herein.

ITEM 9.  THE OFFER AND LISTING

         The Company's common stock is traded on the Nasdaq National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low closing stock price for each quarter of fiscal 2004 and fiscal 2003:

                       Fiscal year ended           Fiscal year ended
                       December 31, 2004           December 31, 2003
                      -------------------         ------------------
                      High          Low           High         Low
                      ----          ----          ----         ----
First Quarter         11.64         6.88          6.54         4.20
Second Quarter         9.86         8.00          8.00         5.54
Third Quarter         10.35         8.24          8.17         6.88
Fourth Quarter        10.92         7.52          7.95         6.30

         The annual high and low closing stock prices in fiscal 2002 were $4.6 and $3.4; in fiscal 2001 were $4.9 and $1.625 and in fiscal 2000 were $10 and $1.625.

         The monthly high and low closing stock prices over the last six months in fiscal 2004 were $9.1 and $8.24 in July 2004; $9.49 and $8.28 in August 2004;
$10.35 and $8.75 in September  2004;  $10.92 and $9 in October 2004;  $10.55 and
$8.93 in November 2004; and $9.7 and $7.52 in December 2004.

         Radica Games Limited was formed in 1993 as a holding company and, through fiscal 2003, had not paid any dividends. Except to the extent set forth below, the Company intends to retain its earnings for operations and expansion of its business for the foreseeable future.

         On January 5, 2004, the Company announced a quarterly dividend program. In fiscal 2004, the Company paid $3.0 million in dividends to its shareholders.

         On January 4, 2005, our Board of Directors declared a dividend of $.045 per share payable on January 31, 2005, to shareholders of record as of January 20, 2005. The Board has also approved an initial target quarterly dividend of $.045 per share for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board. The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include our financial performance and on-going capital needs, our ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND BY-LAWS

         A summary of the Company's memorandum and by-laws and other provisions pertaining to its common stock is contained in the Company's registration statement on Form F-3 filed with the Securities and Exchange Commission on May 21, 1999 (file no. 33-79005). Such summary in that registration statement is incorporated herein by reference.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority.

         The transfer of shares of the Company between persons regarded as non-resident of Bermuda for exchange control purposes and the issuance of shares within the authorized share capital of the Company of US$1,000,000 to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such shares being listed on the National Association of Securities Dealers Automated Quotation System. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

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

         Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, foreign personal holding company, or FPHC and controlled foreign corporation, or CFC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States.

         Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Holder's basis in the Common Stock and then as gain from the sale or exchange of a capital asset. A corporate shareholder will not be eligible for the dividends-received deduction.

         Sale or Exchange of Common Stock. Subject to the PFIC, FPHC and CFC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

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

         Foreign Personal Holding Company Rules. We believe that we were not a foreign personal holding company for United States tax purposes in 2004 on the basis that last year we did not meet the asset test. In general, the tax consequences to equity holders of a foreign personal holding company include the following:

         o if you are a U.S. holder, you will be taxed currently on certain categories of our undistributed passive income,
         o a U.S. person who acquires shares from a decedent will not have a stepped-up basis in the shares but will have a tax basis equal to the lower of the fair market value of the shares or the decedent's basis in the shares, and
         o if you are a U.S. holder, any dividends that we pay in a taxable year that we are a foreign personal holding company will be taxable to you at rates applicable to ordinary income rather than the special rates applicable to qualified dividend income.

         The American Job Creation Act of 2004 has repealed the foreign personal holding company rules for tax years beginning after December 31, 2004 and the years of U.S. shareholders whose tax year ends with or within the FHPC's tax year.

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

         If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

         o dividend payments made to you outside the United States by us or another non-United States payor and
         o other dividend payments and the payment of the proceeds from the sale of shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

         o the payor or broker does not have actual knowledge or reason to believe that you are a United States person and you have furnished the payor or broker:
               o an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or
               o other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or
               o    you otherwise establish an exemption.

         Payment of the proceeds from the sale of shares or effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

         o the proceeds are transferred to an account maintained by you in the United States,
         o the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
         o the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to believe that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

         In addition, a sale of shares or effected at a foreign office of a broker will be subject to information reporting if the broker is:

         o     a United States person,
         o     a controlled foreign corporation for United States tax purposes,
         o a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
         o     a foreign partnership, if at any time during its tax year:
               o one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
               o such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to believe that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

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

INTEREST RATE SENSITIVITY

         The Company currently has no debt and borrowings that are sensitive to interest rate fluctuation. Our exposure to market rate risk for changes in interest rates relates primarily to our investment securities. We manage our interest rate risk by maintaining an investment portfolio primarily consisting of debt instruments of high credit quality and relatively short average maturities. We maintain sufficient cash and cash equivalent balances such that we are typically able to hold our investments to maturity. However, there is no assurance that we won't decide to retire any of these instruments early or that they will not be called by the issuer. As there can be no assurance as to how long these investments will be held, we classify these securities as short-term investments.

         As of December 31, 2004, our cash equivalents and short-term investments included $12.5 million of debt securities, consisting primarily of money market funds and certificates of deposit. Notwithstanding our efforts to manage interest rate risks, there can be no assurances that we will be adequately protected against the risks associated with interest rate fluctuations.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the
Canadian dollar, the Hong Kong dollar and the Chinese RMB. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency and the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company does not currently hedge its foreign exchange risk, which is not significant at this time. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. If the Chinese Government were to trade its currency on the open market and the RMB were to increase in value relative to the U.S. dollar, we would experience increased factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our products. See also "Item 3. Key Information - Risk Factors - Currency Valuation".

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None or Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

         An evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at December 31, 2004. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         In 2004, our board of directors determined that Theodore J. Eischeid qualified as an audit committee financial expert and that Mr. Eischeid was independent within the meaning of the listing standards applicable to Radica as a Nasdaq National Market company. However, on January 31, 2005, Mr. Eischeid was named President and Chief Operating Officer of Radica and resigned from the Audit Committee. Timothy R. Busch has been named Chairman of the Audit Committee in replacement of Mr. Eischeid. The board has determined that Mr. Busch is an independent director within the meaning of such listing standards but has made no determination that Mr. Busch would qualify as an audit committee financial expert. However, the board has determined that Mr. Busch meets the financial sophistication requirement of such listing standards.

         Therefore, the board of directors has determined that the registrant does not have an audit committee financial expert serving on its Audit Committee at the present time. This is due to the inability of the registrant to replace Mr. Eischeid as audit committee financial expert in the short time frame associated with his hiring as an officer. The registrant is hopeful that it will be able to add a new member to the Audit Committee in connection with its annual general meeting in May 2005 and that such person will be both independent and an audit committee financial expert as defined in applicable rules.

ITEM 16B.  CODE OF ETHICS

         The Company has adopted a Code of Ethics that is applicable to all its directors, senior management and employees. The Code of Ethics contains written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct and the other standards applicable to public companies. The Company's Code of Ethics is maintained on the Company's internet website at www.radicagames.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(US$ in thousands)        Audit fees   Audit-related fees    Tax fees     Total
                          ----------   ------------------    --------     -----

2003                        $ 250            $ 5              $ 137      $ 392
2004                          283              4                 91        378

AUDIT-RELATED FEES

         Services provided primarily consist of statutory audit of pension contributions to the Company's defined contribution plan.

TAX FEES

         Services provided primarily consist of corporate tax advisory services and preparation of corporate income tax returns.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

         None.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                                                   PAGE
         Report of Independent Registered Public Accounting Firm                                 F-1

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

             Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with United States generally accepted accounting principles.


/s/ KPMG

KPMG

HONG KONG
February 25, 2005, except for
footnote 16, which is as of March 17, 2005

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2004 and 2003

(US dollars in thousands, except share data)                                          2004            2003
                                                                                    --------        --------
                                         ASSETS
Current assets:
Cash and cash equivalents                                                          $  27,614       $  13,944
Investment securities                                                                 12,456          28,009
Accounts receivable, net of allowances for doubtful accounts
  of $148 ($251 in 2003)                                                              18,359          15,360
Inventories                                                                           26,818          15,503
Prepaid expenses and other current assets                                              3,374           2,748
Income taxes receivable                                                                  168           1,404
Deferred income taxes and charges                                                      1,850           1,706
                                                                                    --------        --------
Total current assets                                                                  90,639          78,674
                                                                                    --------        --------
Property, plant and equipment, net                                                    11,480          11,908
Goodwill                                                                               6,015           9,551
Other assets                                                                             854             875
Deferred income taxes                                                                    953           1,206
                                                                                    --------        --------
        Total assets                                                               $ 109,941       $ 102,214
                                                                                    --------        --------
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                   $  10,770       $   6,350
Accrued payroll and employee benefits                                                  1,486           1,353
Accrued warranty expenses                                                              1,070           1,040
Other accrued liabilities                                                              5,251           3,976
Income taxes payable                                                                     287             339
                                                                                    --------        --------
        Total current liabilities                                                     18,864          13,058
                                                                                    --------        --------
        Total liabilities                                                             18,864          13,058
                                                                                    --------        --------
Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,738,112 shares issued and outstanding (18,225,204 in 2003)                          187             182
Additional paid-in capital                                                             4,610           3,517
Retained earnings                                                                     85,909          85,437
Accumulated other comprehensive income                                                   371              20
                                                                                    --------        --------
       Total shareholders' equity                                                     91,077          89,156
                                                                                    --------        --------
Commitments and contingencies

       Total liabilities and shareholders' equity                                  $ 109,941       $ 102,214
                                                                                    ========        ========

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2004, 2003 and 2002

(US dollars in thousands,                                         2004               2003*            2002*
 except per share data)                                       ----------         ----------       ----------

Revenues:
Net sales                                                      $ 123,399          $ 105,200        $ 124,646
Cost of goods sold
  (exclusive of items shown separately below)                    (81,576)           (65,350)         (78,138)
                                                              ----------         ----------       ----------
Gross profit                                                      41,823             39,850           46,508
                                                              ----------         ----------       ----------
Operating expenses:
Selling, general and administrative expenses                     (30,071)           (25,000)         (27,038)
Research and development                                          (4,164)            (3,895)          (4,094)
Depreciation                                                      (1,693)            (2,033)          (2,438)
Amortization of goodwill and intangible assets                         -                  -             (420)
Impairment of goodwill                                            (3,536)                 -                -
Restructuring charge                                                   -                (87)               -
                                                              ----------         ----------       ----------
 Total operating expenses                                        (39,464)           (31,015)         (33,990)
                                                              ----------         ----------       ----------
Operating income                                                   2,359              8,835           12,518
Other income                                                         754                317              306
Foreign currency gain, net                                           417                178            1,744
Interest income                                                      765                344              253
Interest expense                                                       -                (49)            (218)
                                                              ----------         ----------       ----------
Income before income taxes                                         4,295              9,625           14,603

(Provision) credit for income taxes                                 (839)             2,866           (2,669)
                                                              ----------         ----------       ----------
Net income                                                     $   3,456          $  12,491        $  11,934
                                                              ==========         ==========       ==========
Net income per share:
  Basic                                                           $ 0.19             $ 0.69           $ 0.67
                                                              ==========         ==========       ==========
  Diluted                                                         $ 0.18             $ 0.66           $ 0.65
                                                              ==========         ==========       ==========
Weighted average number of common and
common equivalent shares:

  Basic                                                       18,653,471         18,016,789       17,725,879
                                                              ==========         ==========       ==========
  Diluted                                                     19,525,757         19,059,974       18,335,827
                                                              ==========         ==========       ==========
Cash dividends paid per share
(4 cents declared and paid for each
quarter ended March 31, June 30,
September 30, and December 31, 2004)                           $    0.16          $       -        $       -
                                                              ==========         ==========       ==========
* Reclassified to conform with 2004 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                  Years ended December 31, 2004, 2003 and 2002

(US dollars in thousands)                      Common stock                                            Accumulated
                                         -----------------------  Additional  Warrants to                  other          Total
                                           Number                  paid-in      acquire      Retained   comprehensive  shareholders'
                                         of shares     Amount      capital    common stock   earnings  income (loss)      equity
                                         ---------  ------------  ----------  ------------   --------  --------------  ------------
Balance at December 31, 2001           17,646,740      $ 176       $ 1,549        $ 445      $ 61,012      $ (130)      $ 63,052
Issuance of stock                           4,945          1            20            -             -           -             21
Stock options exercised, inclusive        144,446          1           306            -             -           -            307
     of nil tax
Expiration of stock warrants                    -          -           445         (445)            -           -              -
Net income                                      -          -             -            -        11,934           -         11,934
Foreign currency translation,                   -          -             -            -             -        (678)          (678)
     net of nil tax
                                       ----------      -----       -------        -----      --------      ------       --------
Balance at December 31, 2002           17,796,131      $ 178       $ 2,320          $ -      $ 72,946      $ (808)      $ 74,636
Issuance of stock                           3,073          -            20            -             -           -             20
Stock options exercised, inclusive        426,000          4         1,177            -             -           -          1,181
     of $44 tax benefit
Net income                                      -          -             -            -        12,491           -         12,491
Unrealized loss on investment                   -          -             -            -             -         (46)           (46)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                   -          -             -            -             -         874            874
     net of nil tax
                                       ----------      -----       -------        -----      --------      ------       --------
Balance at December 31, 2003           18,225,204      $ 182       $ 3,517          $ -      $ 85,437        $ 20       $ 89,156
Issuance of stock                           2,272          -            21            -             -           -             21
Stock options exercised, inclusive        510,636          5         1,072            -             -           -          1,077
     of nil tax
Dividends paid                                  -          -             -            -        (2,984)          -         (2,984)
Net income                                      -          -             -            -         3,456           -          3,456
Unrealized loss on investment                   -          -             -            -             -         (90)           (90)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                   -          -             -            -             -         441            441
     net of nil tax
                                       ----------      -----       -------        -----      --------      ------       --------
Balance at December 31, 2004           18,738,112      $ 187       $ 4,610          $ -      $ 85,909       $ 371       $ 91,077
                                       ==========      =====       =======        =====      ========      ======       ========

The comprehensive income (loss) of the Company, which represents the aggregate of the net income, unrealized loss on investment securities available for sale and the foreign currency translation adjustments, was $3,807, $13,319 and $11,256 for the years ended December 31, 2004, 2003 and 2002, respectively.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002

(US dollars in thousands)                                                        2004            2003*            2002
                                                                               -------         -------         -------
Cash flow from operating activities:
Net income                                                                    $  3,456         $ 12,491        $ 11,934
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Deferred income taxes                                                            109           (2,947)          2,134
  Depreciation                                                                   1,693            2,033           2,438
  Amortization                                                                       -                -             420
  Impairment of goodwill                                                         3,536                -               -
  (Gain) loss on disposal and write off of property, plant and equipment           (19)             102              57
  Compensatory elements of stock issuances                                          21               20              21
  Gain on trading securities                                                      (108)               -               -
  Unrealized gain on trading securities                                             (1)             (55)              -
  Proceeds from sale of trading securities                                      15,572                -               -
  Purchases of trading securities                                                    -          (18,000)              -
  Changes in current assets and liabilities:
    Increase in accounts receivable                                             (2,999)            (221)         (1,271)
    (Increase) decrease in inventories                                         (11,315)           4,882          (3,206)
    (Increase) decrease in prepaid expenses and other current assets              (626)          (1,074)            609
    Increase (decrease) in accounts payable                                      4,420           (1,624)         (1,227)
    Increase (decrease) in accrued payroll and employee benefits                   133           (1,400)          1,810
    Increase in accrued warranty expenses                                           30                -             140
    Increase (decrease) in other accrued liabilities                             1,275           (1,864)         (1,645)
    Increase (decrease) in net income taxes receivable                           1,184             (443)           (198)
                                                                                ------          -------          ------
Net cash provided by (used in) operating activities                             16,361           (8,100)         12,016
                                                                                ------          -------          ------
Cash flow from investing activities:
Purchases of available-for-sale securities                                           -          (10,000)              -
Proceeds from sale of property, plant and equipment                              1,292              955             201
Purchase of property, plant and equipment                                       (2,517)            (943)         (1,316)
                                                                                ------          -------          ------
Net cash used in investing activities                                           (1,225)          (9,988)         (1,115)
                                                                                ------          -------          ------
Cash flow from financing activities:
Funds from stock options exercised                                               1,077            1,137             307
Dividends paid                                                                  (2,984)               -               -
Decrease in short-term borrowings                                                    -             (846)              -
Repayment of long-term debt                                                          -           (1,825)         (3,648)
                                                                                ------          -------          ------
Net cash used in financing activities                                           (1,907)          (1,534)         (3,341)
                                                                                ------          -------          ------
Effect of currency exchange rate change                                            441              874            (678)
                                                                                ------          -------          ------
Net increase (decrease) in cash and cash equivalents                            13,670          (18,748)          6,882
                                                                                ------          -------          ------
Cash and cash equivalents:
  Beginning of year                                                             13,944           32,692          25,810
                                                                                ------          -------          ------
End of year                                                                     27,614         $ 13,944        $ 32,692
                                                                                ======          =======          ======
Supplementary disclosures of cash flow information:
  Interest paid                                                               $      -         $     50        $    220
  Income taxes paid                                                              1,084              538           1,314

* Reclassified to conform with 2004 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     Radica Games Limited (the "Company") manufactures and markets a diverse line of electronic entertainment products covering multiple product lines - casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV(R) games, Girl Tech(R) and Barbie(TM) girls electronic lines, the Twinkleberries(TM) and Cupcakes(R) doll lines, the Nitro Battlerz(TM) and Big Trouble(TM) remote control car products, the Street Muttz(TM) plush line and video game accessories sold under the Gamester(R) brand. The Company is headquartered in Hong Kong and manufactures its products in its factory in Southern China. In 1994 the Company went public when its shares began trading on the NASDAQ exchange.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are presented in US dollars.

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

     Investment Securities
     Investment securities at December 31, 2004 consist of certificates of deposits and money-market mutual fund investments. The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

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

     A decline in the fair value of an investment security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of investment and considers whether evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Evidence considered in this assessment includes the cause of the decline, the severity and duration of the decline, changes in value subsequent to year-end and forecast performance of the investment.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

     Depreciation and Amortization of Property, Plant and Equipment
     Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

     Plant equipment and machinery                   4 to 5 years
     Furniture and equipment                         3 to 7 years

     All of the Company's land and building holdings in the PRC and Hong Kong are considered to be leasehold property and are amortized on a straight-line basis over the term of the lease, ranging from 30 to 50 years. The buildings on the land are also depreciated over the same period. Costs of leasehold improvements are amortized over the economic life of the asset (ranging from 3 to 5 years) or the term of the lease, whichever is shorter. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation or amortization are eliminated and any resulting gain or loss is included in the statement of operations.

     The Company's real property in Hong Kong consists of purchased office space in an office building that was built on land that is owned by the Hong Kong government. When the Company purchased the office space, there was no separate amount paid to the government for land use rights because the land continues to be owned by the Hong Kong government. Also, there is no ongoing obligation to the government to pay any land use right fee. In Hong Kong, substantially all properties or buildings are built on land owned by the Hong Kong Government for which a developer or owner is required to pay a land premium fee to the government for the land use rights. This fee is paid by the developer at the time the developer commences the construction of the building. The developer is solely responsible for the payment. Properties, including office space, in Hong Kong are purchased and sold at their current market value with no additional lease payment required to be made. The Company amortizes its properties in Hong Kong over a fifty-year period as all leases are set at fifty years since 1997, when Hong Kong was handed back to the Chinese government.

     The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Goodwill
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of Statement of
     Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.

     In  connection  with  SFAS  No.  142's  transitional   goodwill  impairment
     evaluation in 2002, the Company performed the required transitional impairment review of goodwill as of January 1, 2002. For each of the reporting units, the estimated fair value of the reporting unit exceeded their carrying value and therefore no writedown of goodwill was required.

     Impairment of Long-lived Assets
     The Company evaluates the recoverability of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset which is the amount at which the asset can be bought and sold in a current transaction between willing parties.

     Revenue Recognition
     Revenue from product sales is recognized at the time of shipment and passage of title, which is in accordance with the terms of the sale, FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. Prior to 2003, the Company had consignment agreements with certain European distributors and recorded these shipments as revenues upon confirmation of sell-through by the distributor.

     The Company records reductions to gross revenue for customer incentive programs, such as discounts to retailers and volume-based cash incentives. Volume-based cash incentives are determined based on the sale agreement with each individual customer. The Company also records provisions against the gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities and current known trends. Should these actual product returns and allowances exceed those estimates, additional reductions to the Company's revenue would result.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

     Advertising
     Advertising costs are expensed as incurred. The cost of media related advertising is incurred by the Company at the earlier of the first time that the advertising takes place or the invoice date for the media purchase. In addition, the Company offers discounts to customers who advertise Radica products through cooperative advertising programs. The cooperative advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. The cooperative advertising costs are characterized as a cost if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the cooperative advertising benefit is determinable and greater than or equal to the cooperative advertising allowance provided to the retailer. Cooperative advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising and cooperative advertising expenses are recorded as selling, general and administrative expenses in the consolidated statement of operations and amounted to approximately $10,620, $7,614 and $7,350 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Research and Development
     Research and development costs are expensed as incurred. Research and development costs amounted to $4,164, $3,895, and $4,094 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Foreign Currency Translation
     Asset and liabilities of foreign subsidiaries whose functional currency is not the US dollars are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign subsidiary.

     Post-retirement and Post-employment Benefits
     The Company does not have any post-retirement or post-employment benefit plans. The Company makes contributions to certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs and are expensed as incurred.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes
     Income taxes are accounted for under the asset and liability method for financial accounting. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable bases of assets and liabilities and the respective financial statement carrying amounts at each period end and operating loss carryforwards using enacted tax rates expected to apply in the year temporary differences are expected to be recovered or settled. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-based Compensation
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including
     Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (See Note 11). The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the period:


                                                              2004          2003          2002
                                                            --------      --------      --------

     Net income as reported                                 $  3,456      $ 12,491      $ 11,934
     Deduct total stock-based employee compensation
       expense determined under fair-value-based method
       for all rewards, net of tax                              (551)         (496)         (746)
                                                            --------      --------      --------
     Pro forma net income                                   $  2,905      $ 11,995      $ 11,188
                                                            ========      ========      ========

     Earnings Per Share
     Basic earnings per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on earnings per share is computed using the treasury stock method. All potentially dilutive securities are excluded from the computation in loss making periods as their inclusion would be anti-dilutive.

     Comprehensive Income
     Other comprehensive income refers to revenues, expenses, gains and losses that under United States generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income represented foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, net of tax.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of Estimates
     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment and inventories, allowances for doubtful receivables and deferred income tax assets and reserves for warranties, product returns and customer sale incentives. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Commitments and Contingencies
     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

     Recently Issued Accounting Standards
     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead.
     Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. For the Company, SFAS No. 123(R) is effective for awards and stock options granted, modified or settled in cash in interim or annual periods beginning after June 15, 2005, which for the Company will be its third quarter ending September 30, 2005. SFAS No. 123(R) provides transition alternatives for public companies to restate prior interim periods or prior years. The Company is in the process of evaluating the impact of this standard on its financial statements and will adopt SFAS 123(R) on July 1, 2005.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Reclassifications
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. The purchase of trading investments in 2003 was reclassified from investing activities to operating activities in order to conform to the provisions of SFAS No. 115. The reclassification resulted in a reduction of $18,000 in the amount of net cash flow provided by operating activities from $9,900 (as originally reported) to net cash flow used in operating activities of $8,100 and a corresponding change in the amount of net cash flows used in investing activities from $27,988 (as originally reported) to net cash flows used in investing activities of $9,988.

3.   INVESTMENT SECURITIES

     At December 31, 2004, investment securities represent municipal fixed income and money market funds with readily determinable fair market values and original maturities in excess of three months. Investments classified as available for sale with maturities beyond one year have been classified as short-term based on their highly liquid nature and because it can be sold at anytime and the Company intends to liquidate the investments within the year from the balance sheet date.

     Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. At December 31, 2004, investments in certificates of deposits of $9,864 were classified as "available-for-sale" and accordingly are reported at fair value with unrealized losses of approximately $136 reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. The fair value of these investments is based on market information available to management as of the balance sheet date presented. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in other income.

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale securities at December 31, 2004 and 2003 were as follows:

                                                          Gross           Gross
                                         Amortized      unrealized      unrealized
                                           cost        holding gains   holding losses    Fair value
                                       -----------     -------------   --------------    -----------

     At December 31, 2004
       Available for sale:
         Certificates of deposits          $10,000          $--          $  (136)          $ 9,864

     At December 31, 2003
       Available for sale:
         Certificates of deposits          $10,000          $--          $   (46)          $ 9,954

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

3.   INVESTMENT SECURITIES (Continued)

     The following table shows the gross unrealized losses and fair value of the Company's available for sale investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

                                     Less than 12 months        12 months or greater              Total
                                   ---------------------      ----------------------     -----------------------
                                                Unrealized                 Unrealized                 Unrealized
                                   Fair value     losses      Fair value     losses      Fair value     losses
                                   ----------     ------      ----------     ------      ----------     ------

     Certificate of deposits        $     --     $     --       $9,864       $ (136)       $9,864       $ (136)

     The unrealized losses on the investments in certificates of deposits were caused by interest rate changes. The fair value amount above reflects the market price provided by the issuer of the security, assuming an early sale was to occur. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

     The Company also maintains an investment portfolio of $2,592 and $18,055 portfolio of investment classified as trading securities as of December 31, 2004 and 2003, respectively. These investments represent primarily municipal fixed income and money market funds subject to price volatility associated with any interest-bearing instrument.

     Net realized investment gains and net changes in unrealized gains (losses) on investments for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

                                                                   2004         2003         2002
                                                                  -----        -----        -----

     Net realized investment gains
       Available-for-sale                                         $  --        $  --        $  --
       Trading                                                      108           --           --
                                                                  -----        -----        -----
                                                                  $ 108        $--          $  --

     Net changes in unrealized gains (losses) on investment
       Available-for-sale                                         $ (90)       $ (46)       $  --
       Trading                                                        1           55           --
                                                                  -----        -----        -----
                                                                  $ (89)       $   9        $  --

     Net realized investment gains and changes
       in unrealized gains (losses) on investment                 $  19        $   9        $  --
                                                                  =====        =====        =====

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

3.   INVESTMENT SECURITIES (Continued)

     Following is a summary of the disposition and purchases of investment securities for the years ended December 31, 2004, 2003 and 2002:

                                                             Gross realized
                                                        -----------------------    Net realized
                                        Amount             Gains        Losses         Gain
                                       --------         ---------      --------    ------------
     Sales:
     2004 - Available-for-sale          $  --            $  --            $-          $  --
          Trading                        15,572              108           -              108

     2003 - Available-for-sale          $  --            $  --            $-          $  --
          Trading                          --               --             -             --

     2002 - Available-for-sale          $  --            $  --            $-          $  --
          Trading                          --               --             -             --

     Purchases:
     2004 - Available-for-sale          $  --            $  --            $-          $  --
          Trading                          --               --             -             --

     2003 - Available-for-sale          $10,000          $  --            $-          $  --
          Trading                        18,000             --             -             --

     2002 - Available-for-sale          $  --            $  --            $-          $  --
          Trading                          --               --             -             --

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

4.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                  2004            2003
                              ------------    -----------

     Raw materials                $ 4,017        $ 1,554
     Work in progress               6,830          2,758
     Finished goods                15,971         11,191
                              ------------    -----------
                                 $ 26,818       $ 15,503
                              ============    ===========

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                            2004         2003
                                                         ----------   ----------

     Land and buildings                                   $  9,431     $ 10,953
     Plant and machinery                                     8,142        7,754
     Furniture and equipment                                 8,196        7,514
     Leasehold improvements                                  3,067        2,943
     Construction-in-progress                                  265           --
                                                         ----------   ----------
          Total                                           $ 29,101     $ 29,164
     Less: Accumulated depreciation and amortization       (17,621)     (17,256)
                                                         ----------   ----------
          Total, net                                      $ 11,480     $ 11,908
                                                         ==========   ==========

     In November 2002, the AICPA International Practices Task Force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights are considered operating leases, as they are long-term leases of lands, which do not transfer title. As of December 31, 2004 and 2003, other assets of $854 and $875 respectively, comprise of prepaid land use rights. The prepaid land use rights have a term of 50 years.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

6.   GOODWILL

     At December 31, 2004 and 2003, the Company's cost in excess of fair value of net assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,069 resulting from the adjusted purchase price. The goodwill was allocated to the VGA reporting unit and is not tax deductible. Accumulated amortization related to goodwill of $2,518 arose prior to the adoption of SFAS No. 142.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS 142, and annually thereafter, the Company tested goodwill for impairment. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as follows to determine whether the goodwill was impaired and the extent of such impairment.

     The methods used in the Company's testing of goodwill impairment were as follows: 1) the Company determined the fair market value of the VGA segment by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, the Company followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company's expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) The Company then compared the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. 3) Since the fair value of the VGA reporting unit was less than the carrying value, the second step was performed which compared the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill. After performing this annual evaluation, the Company recognized an impairment charge related to goodwill of $3,536 for the year ended December 31, 2004. The impairment charge recorded at December 31, 2004 adjusted the carrying value of the VGA reporting unit's goodwill to its implied fair value. The reason for the impairment was primarily the result of lower sales forecasts for fiscal years 2005 through 2009. The adjustment to projected annual sales from prior year was based on the Company's current strategy of concentrating on the innovative, higher margin sector of the market. This improved the projected gross margins and operating margins as a percentage of sales, but decreased the total operating margin and cash flows. Management believes that the revised forecast portrays a more accurate picture of the Company's future cash flows and that the new strategy limits the large closeout returns and price pressures that made the VGA business unprofitable from 1999 through 2003.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                2004            2003
                                               ------          ------

     Accrued advertising expenses              $  910          $1,091
     Accrued license and royalty fees           1,963           1,062
     Commissions payable                           93             166
     Other accrued liabilities                  2,285           1,657
                                               ------          ------
          Total                                $5,251          $3,976
                                               ======          ======

8.   INCOME TAXES

     The components of income before income taxes are as follows:

                              2004              2003               2002
                            --------          --------           --------

     United States          $  3,472          $  9,964           $ 10,807
     International               823              (339)             3,796
                            --------          --------           --------
                            $  4,295          $  9,625           $ 14,603
                            ========          ========           ========

     The Company's subsidiary in the People's Republic of China ("PRC") is a Sino-foreign joint venture enterprise. The statutory tax rate of the joint venture is 27%. The joint venture successfully applied for the designation as an "Export Oriented Enterprise", which resulted in a 12% tax rate in 2003 and 2004.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The provisions (credits) for income taxes consist of the following:

                                                           2004           2003           2002
                                                         -------        -------        -------
     Current:
         US federal and state                            $   274        $    39        $    51
         International                                       456             42            950
                                                         -------        -------        -------
       Total current income tax provision                $   730        $    81        $ 1,001
                                                         -------        -------        -------

     Deferred:
         US federal                                      $   900        $(2,857)       $  --
         International                                      (791)           (90)         1,668
                                                         -------        -------        -------
      Total deferred income tax provision (credit)       $   109        $(2,947)       $ 1,668
                                                         -------        -------        -------

     Total income taxes (credit) provision               $   839        $(2,866)       $ 2,669
                                                         =======        =======        =======

     The income taxes for the years ended December 31, 2004, 2003 and 2002 were allocated as follows:

                                                            2004           2003            2002
                                                           -------        -------        -------

     Income from continuing operations                     $   839        $(2,866)       $ 2,669
     Shareholders' equity - compensation expense for
       tax purposes in excess of amounts recognized
       for financial reporting purposes                       --               44           --
                                                           -------        -------        -------
                                                           $   839        $(2,822)       $ 2,669
                                                           =======        =======        =======

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate is as follows:

                                                              2004           2003            2002
                                                             -------        -------        -------
     The US statutory rate                                     35%            35%             34%
     Computed "expected" tax expense
       at the US statutory rate                              $ 1,503        $ 3,369        $ 4,965
     State tax, net of federal tax benefit                       127              1              4
     Tax rate differential                                    (1,028)          (807)          (763)
     Change in valuation allowance                               380         (4,476)        (1,282)
     Effect on opening deferred tax balances resulting          --             (478)          --
       from an increase in tax rate during the year
     China tax rebates                                          (212)          (472)          --
     Other, net                                                   69             (3)          (255)
                                                             -------        -------        -------
     Income tax provision (credit)                           $   839        $(2,866)       $ 2,669
                                                             =======        =======        =======

     The US statutory rate has been used since the majority of the Company's taxable income arises in the US. Other, net in the tax reconciliation above primarily includes the tax effect of non-deductible and non-taxable items.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                       2004           2003
                                                     -------        -------
     Deferred tax assets:
     Property, plant and equipment                   $   479        $   386
     Net operating loss carryforwards                  4,441          4,169
     Advertising allowances                              322            399
     Accounts receivable                                  43             75
     Inventories                                         416            232
     Sales allowance and returns                         580            968
     Alternative minimum tax credit                      519            324
     Other                                                10             42
                                                     -------        -------
       Total gross deferred tax assets                 6,810          6,595
     Valuation allowance                              (4,510)        (3,683)
                                                     -------        -------
       Net deferred tax assets                       $ 2,300        $ 2,912

     Deferred tax liabilities:
     Other                                               (17)          --
                                                     -------        -------
       Total gross deferred tax liabilities              (17)          --

       Net deferred tax assets                       $ 2,283        $ 2,912
                                                     =======        =======

     Deferred tax charge on unrealized profits
       on intercompany sales                         $   520        $  --
                                                     =======        =======

     The valuation allowance was $9,441 at January 1, 2002. The increase (decrease) in the valuation allowance during the years ended December 31, 2002, 2003 and 2004 were $(1,282), $(4,476) and $827, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     The following table represents the classification of the Company's net deferred tax assets:

                                            2004         2003
                                           ------       ------

     Current deferred tax assets           $1,330       $1,706
     Long-term deferred tax assets            953        1,206
                                           ------       ------
       Total net deferred tax assets       $2,283       $2,912
                                           ======       ======

     As of December 31, 2004, the Company's US subsidiary had approximately $647 of tax operating loss carryforwards which will begin to expire after 2020. In addition, as of December 31, 2004, the Company's United Kingdom (UK) subsidiary had approximately $14,000 tax net operating loss carryforwards which will carryforward indefinitely. The Company has alternative minimum tax credit carryforwards in the US of approximately $519, which are available to reduce future US Federal regular income taxes, if any, over an indefinite period.

     Under the provisions of SFAS No. 109, Accounting for Income Taxes, the realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied and the consideration of any available tax strategies. All available evidence must be considered in the determination of whether sufficient future taxable income will exist. Such evidence includes, but is not limited to, the Company's financial performance, the market environment in which the Company operates, the utilization of past tax credits, and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Differences in actual results from available evidence used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the deferred tax assets, net of existing valuation allowances, as more likely than not to be realizable. Movement in the valuation allowance during the year ended December 31, 2004 primarily reflected the net effect of the change in deferred tax assets in respect of tax losses carried forward of the Company's UK subsidiary.

     The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company is exposed to possible additional taxation that has not been accrued. Management believes that any potential tax obligations for these items will not have a material adverse effect on the financial statements.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

9.   RESTRUCTURING CHARGE

     In the second quarter of 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. The reductions in workforce are permanent and affected the Company's VGA segment. During the year ended December 31, 2003, the Company completed the process of closing the UK R&D office as of December 31, 2003. No restructuring reserve remained as at December 31, 2003.

     In December 2001, the Board of Directors approved a restructuring plan to transfer its R&D operations in the US and Hong Kong to China for implementation in February 2002. The estimated costs related to this restructuring were accrued in December 2001. These accrued restructuring charges were substantially disbursed during 2002. The total restructuring charges consisted of $1,514 of cash outlays, the majority of which were incurred in fiscal 2002, and $40 of non-cash charges, primarily for leasehold improvements write-offs. The remaining restructuring reserve as at December 31, 2002 consisted of $34, primarily related to certain termination benefits which were paid in 2003.

     The components of restructuring charges are as follows:

                                            Balance                                     Balance
                                         at beginning    Charges /        Amount        at end
                                            of year      (release)       incurred       of year
                                            -------       -------        -------        -------
2003
     Severance and other compensation       $    34       $    87        $  (121)       $   --
                                            =======       =======        =======        =======

2002
     Severance and other compensation       $ 1,389       $   (78)       $(1,277)       $    34
     Lease termination costs and                199            78           (277)            --
       related asset writedowns
                                            -------       -------        -------        -------
                                            $ 1,588       $    --        $(1,554)       $    34
                                            =======       =======        =======        =======

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                (US dollars in thousands, except per share data)

10.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income per share as of December 31:

                                                      2004               2003              2002
                                                   -----------       -----------       -----------
     Numerator for basic and diluted
       earnings per share:
       Net income                                  $     3,456       $    12,491       $    11,934
                                                   ===========       ===========       ===========

     Denominator:
     Basic weighted average shares                  18,653,471        18,016,789        17,725,879
     Effect of dilutive options and warrants           872,286         1,043,185           609,948
                                                   -----------       -----------       -----------
     Diluted weighted average shares                19,525,757        19,059,974        18,335,827
                                                   ===========       ===========       ===========

     Basic net income per share:                   $      0.19       $      0.69       $      0.67
                                                   ===========       ===========       ===========

     Diluted net income per share:                 $      0.18       $      0.66       $      0.65
                                                   ===========       ===========       ===========

     Options and warrants on 54,000, 136,500 and 441,700 shares of common stock for the years ended December 31, 2004, 2003 and 2002, respectively were not included in computing diluted earnings per share since their effects were antidilutive.

11.  STOCK-BASED COMPENSATION

     The Company's 1994 Stock Option Plan and 2004 Omnibus Equity Incentive Plan for employees and directors (together, the "Stock Option Plan") provides for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following shareholders' approval, the total number of shares of the Company's common stock that may be purchased pursuant to options under such plan has been increased to 4,200,000 shares. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     In 2001, the Company issued stock options to management based on the terms of various employment contracts. Based upon 2002 performance, the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 110,000 options. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would vest in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of the stock options.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
           (US dollars in thousands, except share and per share data)

11.  STOCK-BASED COMPENSATION (continued)

     A summary of option activity is as follows:-

                                               2004                     2003                       2002
                                    ------------------------  -------------------------  -------------------------

                                                   Weighted                   Weighted                   Weighted
                                                   average                     average                    average
                                                   exercise                    exercise                   exercise
(Shares in thousands)                 Shares        price       Shares          price       Shares        price
                                      ------        -----       ------          -----       ------        -----
     Outstanding at
       beginning of year               1,947        $   3.41     2,313        $    4.05     2,191        $   3.88
     Options granted                     187            8.36       370             5.10       585            3.75
     Options exercised                  (510)           2.11      (426)            2.67      (145)           2.13
     Options forfeited                   (41)           4.19      (310)           11.24      (318)           3.21
                                     --------                  --------                    --------
     Outstanding at end of year        1,583        $   4.39     1,947        $    3.41     2,313        $   4.05
                                     ========                  ========                    ========

     Options exercisable
       at year end                     1,091        $   3.80     1,232        $    2.88     1,352        $   4.52
                                     ========                  ========                    ========

     The following is additional information relating to options outstanding as of December 31, 2004:

                                                Options outstanding                         Options exercisable
                              ------------------------------------------------------  -----------------------------
                                                                  Weighted average
                                              Weighted average       remaining                  Weighted average
Exercise                        Number           exercise price      contractual        Number     exercise price
price range                    of shares          per share         life (years)      of shares       per share
-----------                    ---------          ---------         ------------      ---------       ---------
(Shares in thousands)

     $ 1.090 to 2.000                 76            $    1.83            5.07               76        $    1.83
     $ 2.001 to 4.000                880                 3.27            5.08              760             3.26
     $ 4.001 to 6.000                304                 4.37            7.93              127             4.33
     $ 6.001 to 8.000                139                 6.81            8.24              104             6.76
     $ 8.001 to 10.000               167                 8.56            9.25                7             8.57
     $ 12.001 to 14.000               16                12.63            4.31               16            12.63
     $ 18.001 to 20.000                1                20.00            3.00                1            20.00
                               ---------                                              --------
                                   1,583            $    4.39            6.34            1,091        $    3.80
                               =========                                              ========

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $2.70, $1.47 and $1.51 per option for the years ended December 31, 2004, 2003 and 2002, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
           (US dollars in thousands, except share and per share data)

11.  STOCK-BASED COMPENSATION (continued)

                                                        2004            2003           2002
                                                     -----------    -----------    -----------

     Expected life of options                          3.5 years      3.6 years      3.4 years
     Risk-free interest rate                           3.6%           2.8%           4.1%
     Expected volatility of underlying stock            45%            33%            51%
     Dividends                                         1.9%            --             --

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

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts as follows:

                                            2004          2003            2002
                                         ---------     ----------      ---------

     Reported net income                 $   3,456     $   12,491      $  11,934
     Pro forma net income                    2,905         11,995         11,188

     Reported net income per share
          Basic                          $    0.19     $     0.69      $    0.67
          Diluted                             0.18           0.66           0.65

     Pro forma net income per share
          Basic                          $    0.16     $     0.66      $    0.63
          Diluted                             0.15           0.62           0.61

12.  RETIREMENT PLAN

     In Hong Kong, the Company has both mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $198, $253 and $142 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Radica's US and UK employees are eligible to participate in savings plans administered by independent trustees, all of which are defined contribution plans. The Company makes company contributions and both individual and company contributions are invested into a balanced variety of investment funds. The Company contributed approximately $118, $74 and $60 to these plans for the years ended December 31, 2004, 2003 and 2002, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amounts reported for cash and cash equivalents, trade accounts receivable and trade accounts payable are considered to approximate fair values because of the short duration of these instruments.

     Investment securities (both available-for-sale and trading securities) are carried at fair values which are based on quoted prices at the reporting date.

14.  PLEDGE OF ASSETS

     At December 31, 2004, the Company has general banking facilities including overdraft and trade facilities totaling $3,798 available to be drawn upon. The facilities are collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $3,232.

15.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $761, $589 and $509 for the years ended December 31, 2004, 2003 and 2002, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2004, the Company was obligated under non-cancelable operating leases requiring future minimum rental payments as follows:

                                            Operating leases
                                             ---------------

     2005                                               720
     2006                                               601
     2007                                               374
     2008                                               318
     2009                                               204
     Thereafter                                         899
                                             ---------------
     Total minimum lease payments                   $ 3,116
                                             ===============

     Joint Venture Agreement

     Under the terms of a joint venture agreement with the local government in Dongguan as of December 31, 2004, the Company is committed to pay a total of $3,317 in varying amounts over the next 20 years.

     Warranties

     The Company provides product warranties to its customers for a period of 90 days from the date of purchase for games and one year for VGA products. Details of the movement in the warranty provision during the year are set out in note 18.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

15.  COMMITMENTS AND CONTINGENCIES (Continued)

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

                                      Minimum
                                     Payments
                                   ------------

     2005                            $ 1,294
     2006                                106
     2007                                231
     2008                                 10
     2009                                210
     Thereafter                           10
                                   ------------
                                     $ 1,861
                                   ============

     Capital Commitments

     The Company has capital commitments of $571 at December 31, 2004 in respect of the expansion of its manufacturing facilities in Dongguan, PRC. The Company expects the expansion to be fully completed in 2005.

     Litigation

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On June 29, 2004, Lemelson filed its notice of appeal to the Court of Appeals for the Federal Circuit. The briefing is not expected to be completed until the first half of 2005 and a decision from the Court will likely not be issued until 2006.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2004 and December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

16.  CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's Games business had one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2004, one customer which accounted for more than thirty-one percent of consolidated net sales for the year ended December 31, 2003 and one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2002. The Company's top five customers accounted for 55% and 42% of the Company's net sales in 2004 and 2003 respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Several of the Company's licenses apply to products that generate a large volume of sales. To the extent, the Company is unable to maintain these licenses, the lost sales could have a significant impact on future sales. On March 17, 2005, a significant customer that accounted for approximately 10% of the Company's sales in 2004, announced that it had agreed to be acquired. The acquiring group has not commenced any plans for the future of this customer, but a restructuring that includes store closings or liquidation of the company could have an adverse effect on the Company's business.

17.  SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games and Youth Electronics business that sells product under the Company's different brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The reportable segments are strategic businesses that offer different products, and have different production processes and different type of customers. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers ("Manufacturing Services") to sell under their own brands; this is also included in the Games and Youth Electronics and VGA segments. Manufacturing Services is not considered a separate business segment because the nature of the products and services provided under a manufacturing service order is always either Games and Youth Electronics or VGA. Except for certain small tools that are expensed in the year of service, the Company did not acquire additional machines or equipment to manufacture these products. As such, the chief operating decision maker has not analyzed or assessed the performance of Manufacturing Services as a separate line of business or a reportable operating segment, but rather as a type of service that generates auxiliary income to the Company to the extent if it has excessive production capacity to fill the order. Revenue and costs related to the Manufacturing Services are allocated between Games and Youth Electronics and VGA based on product type.

     The accounting policies of the reportable segments are the same as those described elsewhere in these Notes to the Company's consolidated financial statements for the year ended December 31, 2004. The Company measures segment performance based on net income before foreign currency gain, income taxes, interest, other income and allocable corporate expenses. Unallocable corporate expenses such as costs related to business integration and other general and administrative expenses are managed outside of the operating segments and are included as corporate costs. All other indirect costs have been apportioned on the basis of corresponding sales and direct costs. Inter-segment sales and transfers have been eliminated and are not included in the following table.

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. The segment assets are comprised of accounts receivable, inventories and goodwill. Other assets included in corporate principally are cash and cash equivalents, investment securities, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Information by segment and a reconciliation to reported amounts for the year ended December 31, 2004, 2003 and 2002 are as follows:

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two reportable segments is set forth below.

                                                   2004          2003            2002
                                                ---------      ---------      ---------
     Revenues from external customers
       Games and Youth Electronics              $ 110,176      $  87,986      $ 104,062
       VGA                                         13,223         17,214         20,584
                                                ---------      ---------      ---------
     Total revenues from external customers     $ 123,399      $ 105,200      $ 124,646
                                                =========      =========      =========

     Depreciation and amortization
       Games and Youth Electronics              $   1,505      $   1,671      $   2,446
       VGA                                            188            362            412
                                                ---------      ---------      ---------
     Total depreciation and amortization        $   1,693      $   2,033      $   2,858
                                                =========      =========      =========

     Impairment of goodwill
       Games and Youth Electronics              $      --      $      --      $      --
       VGA                                          3,536             --             --
                                                ---------      ---------      ---------
     Total impairment of goodwill               $   3,536      $      --      $      --
                                                =========      =========      =========

     Segment income (loss)
       Games and Youth Electronics              $   8,833      $  13,788      $  18,004
       VGA                                         (3,527)        (2,547)        (3,636)
                                                ---------      ---------      ---------
     Total segment income                       $   5,306      $  11,241      $  14,368

     Corporate
       Unallocated corporate expenses           $  (2,947)     $  (2,406)     $  (1,850)
       Net interest and other income                1,936            790          2,085
       (Provision) credit for income taxes           (839)         2,866         (2,669)
                                                ---------      ---------      ---------
     Total consolidated net income              $   3,456      $  12,491      $  11,934
                                                =========      =========      =========

     Segment assets
       Games and Youth Electronics              $  38,134      $  23,061      $  26,037
       VGA                                         13,058         17,353         19,038
       Corporate                                   58,749         61,800         50,227
                                                ---------      ---------      ---------
     Total consolidated assets                  $ 109,941      $ 102,214      $  95,302
                                                =========      =========      =========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by segment and product category and manufacturing services within the segment are summarized as follows:

                                               2004         2003         2002
                                             --------     --------     --------
     Games and Youth Electronics Segment
       Electronic Games                      $ 80,640     $ 62,374     $ 62,684
       Youth Electronics                       17,038       15,227       16,744
       Other Electronic Toys                    3,490         --           --
       Manufacturing Services                   9,008       10,386       24,634
                                             --------     --------     --------
                                              110,176       87,987      104,062
     VGA Segment
       Video Games Accessories                 12,840       14,294       15,844
       Manufacturing Services                     383        2,919        4,740
                                             --------     --------     --------
                                               13,223       17,213       20,584

     Total net revenues                      $123,399     $105,200     $124,646
                                             ========     ========     ========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment and intangible assets:

                                 2004         2003         2002
                               --------     --------     --------

     Net sales:
       United States           $ 81,542     $ 72,520     $ 76,926
       United Kingdom            18,156       13,189       17,888
       New Zealand                1,094          152         --
       Japan                      1,591          930       14,832
       Europe                     3,744        3,292        1,863
       Canada                     3,471        2,191        2,279
       Australia                  4,387        1,970          465
       Other countries            9,414       10,956       10,393
                               --------     --------     --------
                               $123,399     $105,200     $124,646
                               ========     ========     ========

     Long-lived assets:
       United States           $  6,534     $  9,937     $    771
       United Kingdom               147          114        9,733
       China and Hong Kong       11,668       12,283       13,977
                               --------     --------     --------
                               $ 18,349     $ 22,334     $ 24,481
                               ========     ========     ========

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002)
                            (US dollars in thousands)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                                        Balance at                                           Balance at
                                                         beginning       Charged to       Utilization /        end of
                                                          of year     income statement     write-offs           year
                                                          -------     ----------------     ----------           ----

     2004
         Allowance for doubtful accounts                  $   251          $     6           $  (109)          $   148
         Allowance for estimated product returns            1,390            1,145            (1,611)              924
         Accrued warranty expenses                          1,040            1,903            (1,873)            1,070
         Accrued sales allowance                            2,893            2,834            (3,816)            1,911
                                                          -------          -------           -------           -------
                                                          $ 5,574          $ 5,888           $(7,409)          $ 4,053
                                                          =======          =======           =======           =======

     2003
         Allowance for doubtful accounts                  $   315          $   114           $  (178)          $   251
         Allowance for estimated product returns            1,247            1,079              (936)            1,390
         Accrued warranty expenses                          1,040            2,495            (2,495)            1,040
         Accrued sales allowance                            3,591            2,809            (3,507)            2,893
                                                          -------          -------           -------           -------
                                                          $ 6,193          $ 6,497           $(7,116)          $ 5,574
                                                          =======          =======           =======           =======

     2002
         Allowance for doubtful accounts                  $ 2,207          $    60           $(1,952)          $   315
         Allowance for estimated product returns            1,555              390              (698)            1,247
         Accrued warranty expenses                            900            1,771            (1,631)            1,040
         Accrued sales allowance                            3,912            1,864            (2,186)            3,590
                                                          -------          -------           -------           -------
                                                          $ 8,574          $ 4,085           $(6,467)          $ 6,192
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



                                            RADICA GAMES LIMITED




Date:    March 24, 2005                      /s/ Craig D. Storey
     ------------------------               ------------------------------------
                                            Craig D. Storey
                                            Chief Accounting Officer

EXHIBIT INDEX
-------------

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

               4.6 Amendment No. 1 to Employment Agreement, dated as of March 31, 2003, between Radica USA and Jeanne Olson (incorporated by reference to exhibit 4.6 to the filing of the registrant identified in footnote 8 below).

               *4.6(a) Amendment No. 2 to Employment Agreement, dated as of February 1, 2005, between Radica USA and Jeanne Olson

               4.7 Change in Control Bonus Agreement, dated as of March 31, 2003, between Radica USA and Jeanne Olson (incorporated by reference to exhibit 4.7 to the filing of the registrant identified in footnote 8 below).

               4.8 Agreement (in connection with Executive's sale of shares), dated as of March 31, 2003, between Radica USA and Jeanne Olson (incorporated by reference to exhibit 4.8 to the filing of the registrant identified in footnote 8 below).

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

               4.14 2004 Omnibus Equity Incentive Plan (incorporated by reference to exhibit 4.14 to the filing of the registrant identified in footnote 8 below).

               4.15 Amendment and Restatement to Employment Agreement among Radica USA, Radica Games Limited and Patrick Feely dated September 27, 2000 (incorporated by reference to exhibit 10.11 to the filing of the registrant identified in footnote 6 below).

               4.16 Amendment No. 1 to Employment Agreement, dated as of March 31, 2003, among Radica USA, Radica Games Limited and Patrick Feely (incorporated by reference to exhibit 4.16 to the filing of the registrant identified in footnote 8 below).

               * 4.16(a)   Amendment No. 2 to Employment  Agreement  dated as of
                           January  31,  2005 among  Radica  USA,  Radica  Games
                           Limited and Patrick Feely.

               4.17 Change in Control Bonus Agreement, dated as of March 31, 2003, among Radica USA, Radica Games Limited and Patrick Feely (incorporated by reference to exhibit
                           4.17 to the filing of the registrant identified in footnote 8 below).

               4.18 Agreement (in connection with Executive's sale of shares), dated as of March 31, 2003, among Radica USA, Radica Games Limited and Patrick Feely (incorporated by reference to exhibit 3.2 to the filing of the registrant identified in footnote 1 below).

               4.19 Amendment and Restatement to Employment Agreement between Radica Games Limited and David C.W. Howell dated September 29, 2000 (incorporated by reference to exhibit 10.13 to the filing of the registrant identified in footnote 6 below).

               4.20 Amendment No. 1 to Employment Agreement, dated as of March 31, 2003, between Radica Games Limited and David C.W. Howell (incorporated by reference to exhibit 4.20 to the filing of the registrant identified in footnote 8 below).

               * 4.20(a)   Amendment No. 2 to Employment Agreement,  dated as of
                           February 18, 2005,  between  Radica Games Limited and
                           David C.W. Howell.

               4.21 Change in Control Bonus Agreement, dated as of March 31, 2003, between Radica Games Limited and David C.W. Howell (incorporated by reference to exhibit 4.21 to the filing of the registrant identified in footnote 8 below).

               4.22 Employment Agreement, dated as of April 7, 2003, between Radica UK Limited, Radica Games Limited and Denis Horton (incorporated by reference to exhibit
                           4.22 to the filing of the registrant identified in footnote 8 below).

               * 4.23 Employment Agreement among Radica USA, Radica Games Limited and Theodore J. Eischeid dated January 7, 2005.

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

               * 12.1      Section 302 Certification of Patrick S. Feely

               * 12.2      Section 302 Certification of David C.W. Howell

               * 13.1      Section 906/1350 Certification of Patrick S. Feely

               * 13.2      Section 906/1350 Certification of David C.W. Howell

               * 15.1      Statement re Selected Quarterly Financial Data

               * 15.2      Consent of KPMG


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

8 Incorporated by reference to Form 20-F for the year ended December 31, 2003.


The file number for each of the above reports on Form 20-F is 0-23696.

The exhibits marked with an asterisk are included as part of this filing.

The registrant is not required to file blackout trading restriction notices under part 10 of Item 19 of Form 20-F, because the registrant does not maintain any individual account plans that permit participants or beneficiaries to acquire or hold equity securities of the registrant.