Form 20-F
period 2005-12-31
RADICA GAMES LTD
filed 2006-03-30
CIK 919642

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

                  For the Fiscal Year Ended December 31, 2005.
                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


     For the Transition period from ________________ to __________________
                        Commission File Number: 0-23696


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

         Title of each class                           Amount Outstanding
         -------------------                           ------------------
    Common Stock, Par Value $.01                          19,080,004

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

         Yes                        No     X
             ---------                 --------

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

         Yes                        No     X
             ---------                 ---------

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

         Yes     X                  No
             ---------                 ---------

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer         Accelerated filer         Non-accelerated filer    X
                        -----                     -----                          -----

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17                      Item 18    X
                 ------                        ------

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

         Yes                        No     X
             ---------                 ---------

                              RADICA GAMES LIMITED

                       INDEX TO ANNUAL REPORT ON FORM 20-F
                          YEAR ENDED DECEMBER 31, 2005

                               ITEMS IN FORM 20-F
                                                                           Page
                                                                           ----
PART I                                                                        5
------

   ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS             5

   ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                           5

   ITEM 3.  KEY INFORMATION                                                   5

   ITEM 4.  INFORMATION ON THE COMPANY                                       15

   ITEM 4A.  UNRESOLVED STAFF COMMENTS                                       25

   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     25

   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       36

   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                43

   ITEM 8.  FINANCIAL INFORMATION                                            44

   ITEM 9.  THE OFFER AND LISTING                                            44

   ITEM 10.  ADDITIONAL INFORMATION                                          45

   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK       49

   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES          50

PART II                                                                      50
-------

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                 50

   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS                                     50

   ITEM 15.  CONTROLS AND PROCEDURES                                         50

   ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                               50

   ITEM 16B.  CODE OF ETHICS                                                 51

   ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                         51

   ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES     51

   ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
              AFFILIATED PURCHASERS                                           51

PART III                                                                      51
--------

   ITEM 17.  FINANCIAL STATEMENTS                                             51

   ITEM 18.  FINANCIAL STATEMENTS                                             51

   ITEM 19.  EXHIBITS                                                         52

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth elsewhere in this Annual Report on Form 20-F for the fiscal year ended December 31, 2005. See "Item 3. Key Information - Risk Factors" in this report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                     PART I

         Except as expressly indicated or unless the context otherwise requires, as used herein, "Radica", the "Company", "we", or "us", means Radica Games Ltd. and its subsidiaries.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

         Set forth below is the selected income statement and balance sheet data as of and for each of the years in the five-year period ended December 31, 2005. This data is derived from the consolidated financial statements included herein and from those previously reported for earlier periods. This summary should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this document.

                                                                            YEAR ENDED DECEMBER 31,
(in thousands, except per share data and margins)         2005          2004          2003          2002          2001
                                                          ----          ----          ----          ----          ----
INCOME STATEMENT DATA:
Net sales                                               $162,779      $123,399      $105,200      $124,646       $98,554
Cost of goods sold (exclusive of items
  shown separately below)                                101,927        81,576        65,350        78,138        65,332
                                                        --------      --------      --------      --------       -------
Gross profit                                              60,852        41,823        39,850        46,508        33,222
                                                        --------      --------      --------      --------       -------
Operating expenses:
  Selling, general and administrative                     37,979        30,071        25,000        27,038        25,645
  Research and development                                 4,908         4,164         3,895         4,094         5,775
  Depreciation and amortization of goodwill and
    intangible assets                                      1,984         1,693         2,033         2,858         4,013
  Impairment of goodwill                                   6,015         3,536             -             -             -
  Restructuring charge                                         -             -            87             -         1,551
                                                        --------      --------      --------      --------       -------
Total operating expenses                                  50,886        39,464        31,015        33,990        36,984
                                                        --------      --------      --------      --------       -------
Operating income (loss)                                    9,966         2,359         8,835        12,518        (3,762)
Other income                                                 216           754           317           306            24
Foreign currency gain (loss), net                            135           417           178         1,744          (219)
Net interest income                                          859           765           295            35           136
                                                        --------      --------      --------      --------       -------
Income (loss) before income taxes                         11,176         4,295         9,625        14,603        (3,821)
(Provision) credit for income taxes                         (644)         (839)        2,866        (2,669)         (553)
                                                        --------      --------      --------      --------       -------
Net income (loss)                                        $10,532        $3,456       $12,491       $11,934       $(4,374)
                                                        ========      ========      ========      ========       =======
Net earnings (loss) per share - basic                      $0.55         $0.19         $0.69         $0.67        $(0.25)
                                                        ========      ========      ========      ========       =======
Weighted average number of common shares                  18,993        18,653        18,017        17,726        17,612

Net earnings (loss) per share - diluted                    $0.54         $0.18         $0.66         $0.65        $(0.25)
                                                        ========      ========      ========      ========       =======
Weighted average number of common shares
  and common equivalent shares                            19,663        19,526        19,060        18,336        17,612

Cash dividends declared and paid per share                $ 0.18        $ 0.16        $    -        $    -        $    -

STATISTICAL DATA:
Gross margin                                                37.4%         33.9%         37.9%         37.3%         33.7%
Operating margin                                             6.1%          1.9%          8.4%         10.0%         (3.8%)

BALANCE SHEET DATA (AT PERIOD END):
Working capital                                          $82,448       $71,775       $65,616       $50,155       $36,709
Total assets                                             117,268       109,941       102,214        95,302        88,407
Long-term debt                                                 -             -             -             -         1,825
Total debt                                                     -             -             -         2,671         6,319
Common stock                                                 191           187           182           178           176
Shareholders' equity                                      98,395        91,077        89,156        74,636        63,052

Note: Working capital represents current assets less current liabilities.

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

RISK OF MANUFACTURING IN CHINA

         Our  factory  is in Tai  Ping,  Dongguan,  People's  Republic  of China
("China")  and  our   headquarters   are  in  Hong  Kong,  which  is  a  Special
Administrative Region of China.

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

         Chinese Taxation. In 2005, we incurred $587,760 in foreign enterprise tax relating to our Chinese subsidiary that is operated through a joint venture ("JV") contract. This is the seventh year we have paid foreign enterprise tax in China. We were granted 50% relief from foreign enterprise tax through December 31, 2001 under the Foreign Enterprise Income Tax Law of The People's Republic of China and were therefore taxed at 12%. In 2002 and 2003, we were taxed at the full rate of tax of 27%; however, we successfully applied to be designated as an "Export Oriented Enterprise", which resulted in a tax rebate received in 2005, 2004 and 2003 that reduced our China tax rate applicable to 2004, 2003 and 2002 to 12% excluding the local tax of 3%. The application to be designated as an "Export Oriented Enterprise" is required to be made on a yearly basis. We applied for the same designation for 2005 and if our application is successful, it will result in the receipt of a tax rebate in 2006 that will reduce our China tax applicable to 2005 to 12%.

         The PRC assesses tax on us based on a JV contract. The JV contract is a JV with the local township that lasts through August 12, 2044 (inclusive of the contract renewal with respect to extension of the lease period for 20 years after its first expiration in 2024) and tax is payable quarterly based on tax rates determined upon entering the agreement.

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

         Chinese Customs. Our Chinese subsidiary invoices the Macau entity which then invoices the Hong Kong, U.S. and U.K. entities for sales rendered. As required by Chinese customs and the Chinese tax authority in each jurisdiction, our Chinese subsidiary seeks to apply arms length pricing to this process. Should the customs or tax authority in any jurisdiction consider the pricing not to be arms-length, it may deem the prices charged to be different from those we have applied. If this decision were to be applied unilaterally, it could lead to an increase in our overall customs duties and taxes. In addition, we may have to expend resources in defending our position, irrespective of the outcome determined.

         Chinese Value Added Tax (VAT). China's turnover tax system consists of value-added tax, or VAT, consumption tax and business tax. Export sales are exempted under VAT rules and an exporter who incurs input VAT on purchase or manufacture of goods should be able to claim a refund from Chinese tax authorities. However, due to a reduction in the VAT export refund rate of some goods, exporters might bear part of the VAT they incurred in conjunction with the exported goods. In 2003, changes to the Chinese Value Added Tax system were announced affecting the recoverability of input VAT beginning January 1, 2004. Our VAT expense will depend on the reaction of both our suppliers and customers. Continued efforts by the Chinese government to increase tax revenues could result in revisions to tax laws or their interpretation, which could increase our VAT and various tax liabilities. In addition from 2006 onwards the China customs authorities intend to change their method of calculating both import and export VAT which will increase our liability. It is also possible they could choose to make this change retroactive. If the change were to be made retroactive, it would be subject to negotiation with China customs at that time.

         We establish provisions for our known and estimated customs duties and tax obligations. However, we may be exposed to additional taxation whether through a challenge by one of the many tax authorities in international jurisdictions of our transfer pricing, our claim regarding lack of permanent establishment, or other interpretations regarding our tax obligations.

         Limited Infrastructure. Electricity, water, sewage, telephone and other infrastructure are limited in the locality of our factory. In the past, we have experienced temporary shortages of electricity and water supply. We have installed nine back-up electrical generators in our factory which can support it in the event of a power shortage and have constructed a water storage tank that was put into service in early 2005. We cannot assure you that the infrastructure on which our factory is dependent will be adequate to operate the factory successfully.

         Availability of Factory Workers. Due to increases in demand for workers in southern China, we cannot assure you that we can adequately staff the factory. Labor shortages could have a material impact on production, which could lead to missed sales, increased air freight costs and vendor fines.

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

         Some of our products have only recently been introduced and although they may experience good initial sales growth, we cannot assure you that this initial success is indicative of significant future sales. As a general matter, we expect that the sales of these products will eventually decline. We cannot predict how long the product life cycle will last for any product. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing products at competitive prices.

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

         We cannot assure you that retailers will react positively to new product introductions which may result in termination of a product. There is also a risk that the demand for new or existing products could drop suddenly. As a result, we may build excess quantities of certain products and subsequently have to make inventory provisions to markdown the value of excess inventory quantities to their estimated market or net realizable value.

         There are often technical challenges in bringing a product into production. We may announce and sell a product but later find it must be delayed or abandoned due to difficulties in engineering and manufacturing. We cannot assure you that an announced product will ship on time or not be abandoned.

NO ASSURANCE OF GROWTH

         We cannot assure you that we will achieve future growth in net sales or that we will be able to maintain our present levels of net sales or profitability. Our current business strategy emphasizes the sale of a controlled number of products, while representing a more diverse range of products than in the past. Our products include casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, the 20Q(TM) line of electronic handheld and tabletop games, Play TV(R) games, the Girl Tech(R) girls electronic line, the Cupcakes(R) doll line, the Street Muttz(TM) plush line, the Cube World(TM) line of interactive electronic stick people and video game accessories sold under the Gamester(R) brand. In any period, our financial results are likely to vary with the success or lack of success of newly introduced products, which are inherently uncertain. We cannot simply rely on continuing sales of existing products.

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

         On January 22, 2002, the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Our receivable exposure to Kmart was entirely provided for during 2001 and no additional write-downs or expenses related to this bankruptcy were incurred during 2002. We continue to sell our products to Kmart and closely monitor our account with them in order to minimize future exposure.

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

         During 2005, a significant portion of our Original Equipment Manufacturing ("OEM") sales were sales to Hasbro, which is also one of our competitors. We do not have a specific contract with Hasbro regarding these projects and there is no assurance that we will continue to receive orders from Hasbro, which could have an adverse effect on our business.

         On March 17, 2005, Toys R Us (TRU) announced that they had agreed to be acquired for $6.6 billion by Kohlberg Kravis Roberts & Co., Bain Capital and Vornado Realty Trust. In early 2006, the acquiring group announced the closure of 85 TRU stores in the US. TRU has stated that they do not plan to close any more stores in 2006 but there are no assurances that they won't continue to downsize further in the future. This closure could have an adverse effect on our future business with TRU.

DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS

         We are dependent on suppliers for the components and parts that we assemble to produce our products. An interruption of the supply of LCDs, semiconductor chips or other supplies from a supplier could result in significant production delays. Additionally, recent increases in oil prices have resulted in significant price increases from suppliers of plastics. Most of our products are primarily made from plastic. While our products also contain significant electronic components and the cost of the plastic may not be the most significant material costs, if oil prices continue to rise, it could result in additional increases in the price of plastic, which would increase our product costs and subsequently reduce our profits. We are also encountering increases in the costs of other materials such as copper, which is used in a number of our electronic components, that could also potentially impact product costs.

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

NO ASSURANCE OF SUCCESS IN NEW PRODUCT LINES

         From time to time, we expand into related or new product lines in order to diversify and grow. Examples included the development of our Original Design Manufacturing ("ODM") and OEM operations and our expansion into the video game accessories market. We cannot assure you that such product lines can be retained or that we will be successful in such ventures.

NO ASSURANCE OF CONTINUED ODM/OEM OPERATIONS

         Our contracts with ODM and OEM customers can generally be terminated by either party on short notice; therefore we cannot assure you that such business can be retained for an extended period of time. Loss of such operations would materially affect our revenues.

DEPENDENCE ON KEY PERSONNEL

         Our success is substantially dependent upon the expertise and services of our senior management personnel. The loss of the services of senior executives would have an adverse effect on our business.

SEASONALITY

         We experience a significant seasonal pattern in our operating results and working capital requirements. We typically generate most of our sales in the third and fourth quarters of our fiscal year, prior to the traditional gift season. The high level of seasonality causes us to take large risks in the purchase of inventory and extending credit to customers for the holiday season. We cannot assure you that we will sell all our inventories. Excess inventory at year-end may result in financial losses from obsolescence writedowns, returns, markdowns and bad debts.

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

COMPETITION

         The electronic games and youth electronics and video game accessories market is highly competitive. We currently face direct competition from a number of other producers of handheld electronic games and video game accessories. The barriers for new producers to enter into our markets are relatively low and we expect that we will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than we are. In addition, with respect to ODM and OEM, we compete with a number of substantially larger and more experienced manufacturers. As we enter other markets and businesses, we expect to face new competition.

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

         In 2005, Radica and our subsidiary Radica (Macao Commercial Offshore) Limited were involved in litigation initiated by AtGames Holdings Limited which challenged the exclusivity of Radica's rights to the Play TV Sega Genesis games. This litigation, which related to Sega Corporation and Sega Toys, was described in detail in Radica's Form 6-K reports under the Securities Exchange Act of 1934, most recently in the Form 6-K dated December 19, 2005. In late December 2005, the arbitrator issued an interim decision in favor of Sega Corporation in its arbitration against AtGames. Subsequently, in January 2006, AtGames voluntarily dismissed (without prejudice) its complaint against Radica and Radica Macao. At present, there is no pending litigation or arbitration against the Radica parties arising out of this matter. However, we are considering whether to take legal action against the other companies involved in this matter with respect to infringement of Radica's intellectual property rights and, if such action is taken, counterclaims may be made against the Radica parties. We could incur substantial legal costs to initiate such actions and there is no guarantee that we would prevail. The Company's agreement with Sega Toys includes certain indemnity provisions that allow the Company to seek repayment of certain legal expenses in its defense of the AtGames lawsuit. The Company plans seek recovery of certain expenses under this agreement.

         On December 9, 2005 University Games Corporation filed a Notice of Opposition with the US Patent and Trademark Office opposing registration of a trademark application for "20Q" filed by 20Q.net, Inc., the inventor of the software licensed by Radica for use in our 20Q line of products. University Games claims that the trademark filed by 20Q.net could create confusion with the Twenty Questions trademark registration and game name they use for a board game that they distribute. Both 20Q.net and Radica believe that the Twenty Questions name is generic and not a valid trademark owned by University Games, and that University Games' opposition to the 20Q trademark application is without merit. In late January of 2006, 20Q.net filed a response to the Notice of Opposition and filed a counterclaim to cancel the Twenty Questions registration. In the event that University Games filed a federal district court case alleging trademark infringement, a court could order Radica to cease using the 20Q name or pay damages for past or future use of the 20Q name.

PRODUCT LIABILITY

         Historically, we have received only minor complaints relating to injuries or other damages caused by our products. However, in recent years we have introduced products that involved more active play including our Play TV(R) baseball, snowboard and golf games. We may be exposed to claims for damages related to the use of our products, some or all of which may not be covered by insurance. We cannot guarantee you that current or future products may not result in claims or that our insurance will be adequate.

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

CONTROL BY EXISTING SHAREHOLDERS

         Our largest shareholders, including a group that consists of Dito Devcar Corporation and certain related persons, a group that consists of RAD Partners 1999 LLC and certain related persons, and Royce & Associates, LLC, own beneficially in the aggregate a majority of our outstanding common stock. Assuming that they were in agreement, such persons would have the power to elect our directors and to approve or disapprove all other matters requiring shareholder approval regardless of the vote of any other shareholders.

DIFFICULTIES IN ENFORCING CIVIL LIABILITIES

         We are a Bermuda holding company, and a substantial portion of our assets are located outside the United States. In addition, many of our directors and officers and the experts named herein reside outside the United States (principally in Hong Kong, the United Kingdom and China), and all or a substantial portion of their assets are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon them, or to enforce judgments against them or us obtained in the United States courts predicated upon the civil liability provisions of the United States securities laws. Among other things, we understand that there is doubt as to the enforceability in Bermuda and other foreign jurisdictions, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

         At December 31, 2005, we had 19,080,004 shares of common stock outstanding. We estimate that most of these shares were previously sold in registered offerings or in transactions under Rule 144, and therefore are tradable without restriction, other than any shares purchased by our "affiliates." The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, as amended, and may be sold only pursuant to a registration statement or an applicable exemption from the registration requirements, including Rule 144. Most of these restricted shares are currently eligible for sale pursuant to Rule

144, subject to the limitations of that rule. Market sales of shares by existing shareholders or the availability of shares for future sale may depress the market price of our common stock.

LICENSES AND ROYALTIES

         We have entered into various license and royalty agreements in which we pay fees in exchange for rights to use product inventions or trademarked names, shapes and likenesses for use in development of our product line. The agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. We cannot assure you that we will be able to meet these expectations and if our sales do not reach a certain level agreed with our customers, we are required to at least pay the minimum fee under the agreement. Our license and royalty agreements are based on a fixed percentage of sales made during the period. We cannot assure you that we will be able to maintain or extend the rights to our existing licenses. Several of our licenses apply to products that generate a large volume of sales. Were we unable to maintain these licenses, the lost sales could have a significant impact on future earnings.

LABOR

         Labor disputes initiated by unions and trade groups could negatively impact our business or the business of our vendors and customers. Such disputes could ultimately cause shipping delays, increased costs and lost revenues resulting from failure to deliver product to customers. We have no way of anticipating when such actions will occur. None of our employees are in labor unions or trade groups.

DEPENDENCE ON VIDEO GAME ACCESSORIES ("VGA") PLATFORM PROVIDERS

         Our VGA product line (Gamester(R)), is dependent on first party manufacturers of video game consoles such as Sony, Microsoft and Nintendo to continue to support and market existing games platforms like PlayStation(R) 2, PSP(TM), Xbox(TM), Game Boy(R) Advance and Game Boy(R) Advance SP(TM), and to continue to develop gaming formats and accompanying software in the future. We cannot guarantee success in this category without the ongoing support of these platform providers. If a platform is withdrawn from the market or fails to sell, we may be forced to liquidate our inventories or accept returns resulting in significant losses.

         During 2005, Microsoft introduced its Xbox 360 platform. Prior to introduction of the platform, our management attempted to negotiate a licensing agreement to manufacture and distribute accessories for Xbox 360 but were unable to reach an agreement that made commercial and financial sense for Radica. Currently we have no plans or intention to seek an agreement with Microsoft. Sony has not announced the introduction date of the Playstation(R) 3 platform. Sony typically does not enter into licensing agreements for platform accessories and we have no assurance that we will be able to successfully engineer and manufacture accessories for the new platform when it is brought to market.

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

ADVERSE WORLDWIDE AND LOCAL ECONOMIC AND POLITICAL CONDITIONS

         Worldwide and local economic and political conditions can have a significant negative impact on our Company. Examples of these conditions include the impact of wars such as the Iraq conflict. Natural disasters such as devastating typhoons or the recent tsunami in South East Asia. Laws may be passed that impact the costs of manufacturing products such as the EU's recent RoHS Directive. Laws may be passed banning certain types of toys such as toy guns in states or local municipalities. Terrorist attacks may result in major economic disruptions affecting sales in areas or around the world. Ports or shipping lines may be impacted by many factors including labor disputes, storms and security measures. Shortages may occur in critical materials and components as well as labor. Inflation may accelerate in one or many economic sectors such as the increase in the price of oil and its impact on plastics, other materials and shipping costs. Countries may levy unfavorable duties and taxes or increase the minimum wage or work rules. Many of the factors can lower profits, restrict sales and damage the Company in many unforeseen ways. These uncertainties make it difficult for us to estimate growth or profits in the regional economies where we sell our products and therefore may negatively affect our financial results.

VOLATILE MASS MARKET RETAIL SECTOR

         Most of our sales are made to mass-market retailers. The mass-market retail channel in the U.S. has experienced significant shifts in market share among competitors in recent years, causing several of our customers to experience liquidity problems, including several customers that have filed for bankruptcy during the past three years. While we attempt to minimize our credit exposure, there is always a risk that our customers will not pay or that they will delay payment, subjecting us to exposure to bad debt losses. In addition, if these customers were to cease doing business as a result of bankruptcy, it could have a material adverse effect on our sales.

HONG KONG REAL ESTATE

         We own certain commercial properties in Hong Kong, some of which we occupy and one of which we lease to a third party. Market values of Hong Kong real estate dropped significantly during 1997 to 2003 but in the recent two years, the properties market has staged a strong recovery.

         While we expect commercial real estate values to continue their recovery, we cannot assure you that our commercial properties will follow.

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

CURRENCY VALUATION

         Efforts to increase worldwide distribution have made our business increasingly global. We expect that international sales may continue to represent a significant portion of our revenue. Although most of our international sales are denominated in the US dollars, fluctuations in foreign currencies may have an impact on our financial results. We are prepared to hedge against fluctuations in foreign currencies if the exposure is material, and held Chinese Renminbi (RMB) deposits of RMB55.5 million at the end of 2005 (approximately US$6.9 million) to reduce the foreign currency exposure against future movements of the RMB against the US dollar.

         We have monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi, or RMB. International distribution and sales revenues usually are made by our subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling, the RMB or the Canadian dollar.

         Currently China's currency, the RMB, is pegged to a basket of currencies. On July 21, 2005, China allowed the RMB to appreciate 2.1 percent against the dollar, but the Chinese Government continues to receive pressure from other governments to trade its currency on the open market and allow it to move in a wider band than before. If the Chinese Government were to trade its currency freely on the open market and the RMB were to increase in value relative to the U.S. dollar, we would experience increased factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our products.

EFFICACY OF ADVERTISING AND PROMOTION

         Radica promotes some of its products through advertising and promotion. This promotion occurs primarily in the second half of the year during the traditional holiday season and includes television commercials, magazine and newspaper advertisements, in-store displays and viral marketing campaigns orchestrated by contracted public relations firms. During 2005, we spent $12.3 million on such programs. Our ability to sell products is dependent in part on our ability to successfully advertise and promote our products. If the cost of these programs increases or if we were unsuccessful in our efforts to advertise and promote our products, it could have a material adverse affect on our financial results.

ROHS COMPLIANCE

         Pursuant to Directive 2002/95/EC (on the Restriction of Hazardous Substances) of the European Parliament, effective July 1, 2006, new electrical and electronic equipment put on the European market may not contain lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) or polybrominated dephenyl ethers (PBDE). As lead is currently the main ingredient in our soldering process we are changing to 'lead free soldering'. In order to do this we have purchased certain surface mount technology (SMT) equipment and are in the process of setting up a lead free workshop within our Dongguan factory. Our goal is to have this workshop fully operational by March 31, 2006. In the event that we are not successful either we will have to have product assembled at another facility that can produce product to this standard or stop shipping to the European Union.

INTERNAL CONTROL SYSTEMS

         Changing laws, regulation and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the US Securities and Exchange Commission ("SEC"), and the NASDAQ National Market ("NASDAQ"), are making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and the registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, we expect to incur substantial additional expenses and diversion of management's time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2006 deadline (this deadline may be extended to December 31, 2007 depending on whether our stock value is beneath certain market capitalization thresholds as of June 30, 2006), we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no definitive standard available by which to measure compliance adequacy. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or NASDAQ. Any such action could harm our business or investors' confidence in our Company, and could cause the stock price to fall.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

         Founded in 1983 by Americans living in Hong Kong, Radica Games Limited (NASDAQ: RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

         We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - Electronic games carrying the Radica and Play TV(R) brand names, Gamester(R) branded video game controllers and accessories, youth electronics carrying the Girl Tech(R) brand names and two new categories, Cupcakes(R) dolls and Street Muttz(TM) electronic plush dogs, introduced in 2005. Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2004 we had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

         We employ about 4,000 people worldwide in our group of companies. Our largest retail customers include Wal-Mart, Target, Toys`R'Us, Kmart, Kohl's and Argos. Our largest manufacturing customer is Hasbro. Internationally we sell products in approximately 40 countries.

HISTORY OF PRODUCT LINES

ELECTRONIC GAMES

         We have operated as a marketer and manufacturer of games since 1983, starting with a small operation in Hong Kong providing souvenir casino games such as mechanical slot banks for the Las Vegas and other markets. We expanded into the electronic game business setting up a factory in China in 1991 and a distribution operation in the United States in 1992. The business grew substantially from that point and we became the leading supplier of casino type electronic handheld games in the U.S. market with games such as Video Poker and Video Blackjack. Our electronic game products are sold under the Radica and Play TV brand names.

         In 1995 we began to diversify our product line into other electronic handheld game areas beyond casino themed games. We began to offer classic games such as Solitaire, Hearts and Gin Rummy, and sports games such as World Class Golf(TM) and Football. In addition to the casino and classic games that helped build the company, in recent years we have expanded our electronic game offerings to a very broad line of electronic games including virtual fishing games such as Bass Fishin'(R), virtual hunting games such as Deer Huntin'(TM), TETRIS(R), and other games such as Talking Bingo(TM) and Ultimate Pinball(TM). In 2004 we introduced 20Q(TM), based on the classic guessing game. 20Q(TM) was named "The Number One Non-Television Promoted Toy" of 2004 according to The Toy Book, an industry trade magazine and won the Electronic Entertainment Toy of the Year at the 2006 TOTY awards in New York. We continued to expand the 20Q line in 2005 with tabletop and big screen versions of the game.

         During our history we have become known as a leader in the creative use of technology. For example, our line of fishing games, one of the top-selling product lines in the history of electronic games, revolutionized the electronic handheld games category after its introduction in 1996. The games feature virtual motion-sensing technology that allows the player to use the physical game as a rod and reel. The player casts, feels the fish bite, sets the hook with a jerk, and reels in the fish with a real handle. This product started an industry trend in creating virtual reality games where the product provides the feel of the real sport. This is delivered by uniquely realistic game shapes, featuring motion sensors and tactile feedback. We have expanded our line of virtual motion sensing games beyond the fishing category. An example of this is our Deer Huntin' 3(TM) game.

         In 2000, we introduced Radica Play TV games featuring XaviX(R) technology licensed from SSD. The technology provides consumers with easy-to-use Play TV games, which are freestanding devices that plug directly into the TV and use the screen as the display. This single-chip, multi-processor integrated circuit is designed to generate high-quality graphics and sound on a television set without the use of a video game console. Most importantly the technology allows motion sensing control devices to interact with the TV images such as using a physical baseball bat controller to hit video pitches or a physical snowboard controller to control a race down a video ski slope. Play TV Baseball, Play TV Snowboarder, and Play TV Buckmasters(R) Huntin' were successfully introduced in 2000 and 2001. For 2004, we entered into a licensing agreement with EA Sports(TM) to translate their popular Madden Football(TM) and SSX Tricky video game titles into the Play TV format. In 2006, we will expand the line with Golden Tee(R) Golf, based on the popular arcade games created by Incredible Technologies, and Play TV Skateboarding(TM), an interactive game that gives players the feeling they are riding in a skate park with the ability to perform tricks, grinds and jumps using the skateboard interface and a handheld directional pad.

         In 2004, we expanded the "plug and play" category with our Play TV Legends line. We have a license to manufacture and distribute Play TV Legends(TM) Sega(R) Genesis(TM) games. The Play TV Legends(TM) Sega(R) Genesis(TM) games are the first official Sega Genesis multi-game units that replicate several of the original Sega Genesis games, game codes and graphics and utilize a replica of the original Genesis control pad. All of the software and content are stored in the game pad. The Play TV Legends line also includes other Play TV Legends Sega games, Street Fighter(R) II, Menacer(R) and Outrun 2019(R) and Tetris.

         In 2001 we introduced Skannerz(R). Targeting boys 7-12, Skannerz utilizes UPC scanner technology to create a collectible-driven, interactive battle game. The game can be played alone or linked to battle with another unit. Building on this success for 2003 we launched Skannerz Commander and Skannerz Battle Orbz, two variations on the original version. In 2005, the Skannerz line was extended to include Skannerz(R) Racerz(TM), a racing game based on the original Skannerz product. In 2006, we are introducing Scannerz(R)TV(TM), which combines the collectibility of the original game with the high-quality graphics of our Play TV line of products.

         In 2005 we introduced Cube World(TM), a portable handheld device consisting of stick characters and simplistic interactive objects that can be stacked side-by-side or on top of each other to provide interaction between the characters.

         In 2006, we will introduce Thumb Warriors(TM), an updated electronic version of the traditional thumb wrestling game. Sold in sets of two, the individual warriors slide onto the thumb, secure around the wrist with a tail and include sound. We will also expand the 20Q line of product with four new versions, Music, Movies/TV, Sports and Junior 20Q, as well as additional foreign language versions.

GAMESTER VIDEO GAME CONTROLLERS & ACCESSORIES

         In June 1999, we announced the acquisition of Leda Media Products ("LMP"), a UK company that, with its Gamester brand, was a leader in video game controllers in Europe (now known as Radica UK Ltd.). To date, we have established video game controller and accessory products to enhance game play and performance on video game consoles for Nintendo, Sony and Microsoft including game control pads, steering wheels and memory cards. All Gamester products are designed to make the game more fun or make the user a better player, bringing the unfair advantage(TM) to the gamer.

         We began shipping and selling the Gamester product line to the United States and Canada during the second half of 2001 and moved most of the manufacturing of controllers to our factory in China. Product development is designed and built in house for the Gamester brand, except for a few less technically demanding items which are outsourced to officially approved third parties.

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

         The video game accessories product line expanded in 2001 with the introduction of Nintendo's Game Boy(R) Advance (GBA). We introduced products for the GBA including the Flood Light(TM), which provides an illumination of the GVA screen using a fluorescent light. The GBA line includes a broad selection of cases, bags, chargers, adaptors and accessory packs. With the 2003 introduction to Nintendo's Game Boy Advance SP, we introduced several products for the SP under the Gamester brand, including Game Changer(TM), which allows gamers to switch games without removing cartridges.

         In 2005 we introduced a line of accessories for the new Sony PSP(TM) portable Playstation platform. The line includes a case for carrying the unit, power adaptors and game discs, a car docking station and attachable grips. However, we did not get a license for the Xbox 360 as we could not agree on terms with Microsoft, so the platform transition during 2005 from Xbox to Xbox 360 and the expected transition in 2006 of Playstation 2 to Playstation 3 have left us with a greatly reduced revenue and cash flow streams and reduced line of products. Based on the results of the annual impairment test of the goodwill related to the acquisition of LMP, an impairment charge on the goodwill of $6.0 million was recorded during 2005.

YOUTH ELECTRONICS

         In 1998 we acquired the assets of the Girl Tech product line from Kid Active LLC, which targets girls ages 8-12. These products are designed with girls' play preferences in mind addressing issues that are important to them such as privacy and communication.

         In 1999, Girl Tech introduced a line of products for girls, including the Password Journal(R), which uses voice recognition technology to unlock the journal. In the years 2001- 2004, Password Journal was among the top ten products in the Youth Electronics market according to The NPD Group. In 2005, we updated the Password Journal with a new Password Journal product. While maintaining the voice recognition lock and other features of the two previous versions of this product, the new Password Journal includes a light and a calendar and has an auto-opening tri-fold layout.

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

         For 2006 we are adding two new products to the Girl Tech line. B-bop(TM), an affordable compact music player that allows girls to record up to thirty minutes of music from any audio out-jack and Digi Makeover(TM), a product developed with Sega Toys that is a makeup case styled touch pad with digital camera that plugs directly into the TV and lets girls take their picture and create their own makeover, including makeup, hairstyles and accessories.

NEW CATEGORIES

         In 2005 we reintroduced Cupcakes(R), a popular doll line that debuted in 1990 for Tonka. The scented dolls transform from a cupcake to a doll and include a charm, a brush and a hat. Bedroom, vanity and tea party play sets are sold separately. In 2005 we also introduced Street Muttz(TM), a collection of interactive homeless plush dogs. The dogs react to the touch of a hand with sound and movement.

MANUFACTURING SERVICES

         Since 1996 we have designed, engineered and manufactured products for other companies in the electronic games business. Our factory in Tai Ping, Dongguan, southern China has 665,000 square feet of factory space and 308,000 square feet of dormitory space. Our dormitory has the capacity to house in excess of 5,000 people. Depending upon seasonal demands, our factory typically employs 3,000 to 6,000 people and currently we have approximately 4,000 people working in the factory. The factory is capable of manufacturing up to 800,000 units per week. We manufacture for other companies on an ODM basis. We currently design and manufacture games for Hasbro, as well as other companies in the U.S. and Japan. During 2005, we completed an expansion of the factory that created 141,000 square feet of factory space and cost $2.8 million, including machinery, to complete.

BUSINESS STRATEGY

         As a result of our efforts toward diversification, we now have a significant presence in our four core product lines of electronic games, youth electronics, other electronic games and video game accessories. We believe that these product lines are significantly related to each other in terms of their entertainment value and the expertise that is involved in delivering products in each category of electronic entertainment. As a result there are synergistic skills that can be used to benefit each area of our four core product lines. Within these product lines we are focused on building four brands including the Radica brand of electronic games, the Play TV brand of electronic games, the Girl Tech brand of youth electronics and game products, and the Gamester brand of video game accessories. It is our strategy to focus on building each of these product lines and brands through aggressive product development and marketing programs.

         We sell direct to retailers in North America and the United Kingdom and while we may occasionally sell directly to retailers in other markets, we usually sell through sub distributors which sell our products to retailers and foreign distributors in certain other worldwide markets.

         We manufacture most of our own products in our factory in China in order to maintain quality and to minimize inventories of finished goods. Consistent with previous years, to cope with product demand, we have been outsourcing certain productions to third party suppliers. We also utilize the excess capacity of our factory to manufacture products of a similar nature to our own products for other companies such as the Hasbro Games Group. By providing such manufacturing services to other companies we seek to spread the overhead cost of our manufacturing operations in order to improve profitability.

PRODUCT LINE SALES

         The following table sets forth a breakdown of our sales by major product category, including manufacturing services, for the last four fiscal years.

                                                                    YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------------------
                                               2005                                                2004
                         ------------------------------------------------    -----------------------------------------------
                           % OF NET         NET         UNITS      NO. OF     % OF NET         NET          UNITS     NO. OF
PRODUCT LINES            SALES VALUE    SALES VALUE     SOLD      MODELS*    SALES VALUE   SALES VALUE      SOLD     MODELS*
------------------------------------    -----------     -----     -------    -----------   -----------      -----    -------
(in thousands, except percentage and no. of models information)
Electronic Games               77.4%      $ 125,965     15,199        110           65.4%     $ 80,640       7,761       100
Youth Electronics              11.0%         17,868      1,385         22           13.8%       17,038       1,443        28
Other Toys                      1.7%          2,839        271         15            2.8%        3,490         189        12
Video Game Accessories          4.5%          7,266        582         47           10.4%       12,840       1,264        97
Manufacturing Services          5.4%          8,841      4,003         28            7.6%        9,391       3,920        28
                              100.0%        162,779     21,440        222          100.0%      123,399      14,577       265

                                                                    YEAR ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------------------
                                               2003                                                2002
                         ------------------------------------------------    -----------------------------------------------
                           % OF NET         NET         UNITS      NO. OF     % OF NET         NET          UNITS     NO. OF
PRODUCT LINES            SALES VALUE    SALES VALUE     SOLD      MODELS*    SALES VALUE   SALES VALUE      SOLD     MODELS*
------------------------------------    -----------     -----     -------    -----------   -----------      -----    -------
(in thousands, except percentage and no. of models information)
Electronic Games                59.3%      $ 62,374      6,422         97          50.3%      $ 62,684       6,277       101
Youth Electronics               14.5%        15,227      1,324         27          13.4%        16,744       1,208        22
Video Game Accessories          13.6%        14,294      2,150        152          12.7%        15,844       2,118       150
Manufacturing Services          12.6%        13,305      3,924         23          23.6%        29,374       6,666        30
                               100.0%       105,200     13,820        299         100.0%       124,646      16,269       303

* Number of models includes new and continuing products as well as a significant number of discontinued items often sold in small quantities from existing closeout inventories.

LICENSING

         During fiscal 2005, we engaged in several licensing agreements in which we were given permission to use the name, logo, game concept and/or license of a person, company or brand in exchange for a royalty fee.

         Among the licensors were Electronic Arts(TM), World Poker Tour(TM), Codemasters(R), owners of the Sensible Soccer license, SSD, developers of XaviX(R) technology, the Tetris(R) Company, Microsoft, developers of Microsoft Xbox(R), Sega(R), makers of the original Sega Genesis system, Incredible Technologies(R), makers of Golden Tee golf and 20Q.Net Inc, developers of the "artificial intelligence" version of 20Q.

         We intend to incorporate some of these licenses into our 2006 product line and will pursue new licenses in instances where management feels it will enhance the value and marketability of a particular product.

MANUFACTURING

         Our manufacturing is generally limited to integrated chip bonding, plastic injection, clamshell production, mold manufacture, surface mount technology, or SMT, and assembly and packaging operations. We order customized components and parts from suppliers and use subcontractors for more complicated operations such as masking of our proprietary software onto the semiconductor chips used in our games, Liquid Crystal Display ("LCD") tooling and a proportion of tooling of molds for plastic parts.

         In 2005 we assembled most of the Radica and Girl Tech lines of products in order to control our costs, quality, production and delivery schedules. VGA were assembled both in-house and by third party manufacturers.

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

MANUFACTURING FACILITIES

         We currently manufacture our products at our Tai Ping factory in Dongguan, southern China approximately 40 miles northwest of Hong Kong. The factory was constructed with the cooperation of the local government according to our design specifications on a 3.7 acre site and contains 665,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. An extension of the factory commenced in December 1999. As a result of the drop in demand for our product in the U.S. during 2000, work towards completion of this addition was postponed until the end of 2004. We began completion of the expansion of the factory in late 2004 and completed the expansion in 2005. The completed facility created an additional 141,000 square feet of factory space and cost $2.8 million, including machinery, to complete. The unit capacity of the factory depends on the product mix produced. In any event, there can be no assurance that we will be able to operate at full capacity or have sufficient sales to warrant doing so.

         In June 1994 we entered into a JV agreement with the local government to operate the factory. The JV agreement was established for the construction and operation of the factory. We contributed the cost of the construction of the factory to the JV while the local government contributed the land use rights of 50 years. The JV agreement term is 30 years after which it may be extended by 20 years to match the land use rights of 50 years. The JV partner has agreed to extend the JV agreement for 20 years when it expires without compensation and we intend to renew it. We pay two types of costs to the China Government under the JV agreement. The first was the payment for construction of the factory or building. This cost is being depreciated over the estimated useful life of the building of 50 years which corresponds to the term of the land use rights.

         The second, which began upon commencement of production, are annual fees made in the form of a fixed fee to the local government. The annual fee is subject to increases every three years and had originally been set at a 20% increase every 3 years but has been successfully renegotiated to be 10% every three years. The scheduled increases of the annual payment are intended to reflect the anticipated growth in our overall business. We continue to believe that we will renegotiate any increases in this fee. As a result, we record the fee as an expense in the income statement as incurred rather than on a straight-line basis over the term of the agreement. If we were unable to renegotiate the terms of the agreement and were forced to pay the scheduled increases, the amount of the increases would be immaterial over the life of the contract and therefore accounting for the JV payment on a straight-line basis would not have a material financial impact. In 2005, the fee was approximately $125,700.

         Aside from the fixed annual fee paid to the JV partner, we are the sole beneficiary of the results of the JV, and we solely control the JV's operations, including the operating and capital decisions of the JV in the ordinary course of business. When the JV expires or in the event that the agreement is terminated, the local government will be entitled to the fixed assets of the JV. As we are providing for depreciation of the building over a 50-year period, the assets will have been fully depreciated at the end of such time.

         All the results of our factory operations in China are accounted for as wholly-owned operations and included in our consolidated financial statements since we operate all aspects of the factory, including hiring, paying and terminating workers. Most of the factory workers are hourly employees, live in the on site dormitories and eat in the on site canteen. In addition, we bear all other costs of operating the factory, including utilities and certain employee social welfare charges established by the local government. Many aspects of the operation of the factory are dependent on our relationship with the local government and existing trade practices. We believe that our relationship with the local government is good.

         Had we decided to terminate its manufacturing activities in China prior to December 31, 2004, we would have been required to pay back certain tax benefits we had received and may have been held liable for certain fees. Such liabilities could have been substantial. Effective January 1, 2005 we were no longer subject to these fees should we terminate manufacturing activities in China.

MATERIALS

         Major components used in our products are liquid crystal displays, or LCD's, semiconductor chips, printed circuit boards, or PCB's, batteries, and molded plastic parts. We purchase LCD's, PCB's, and semiconductor chips from several suppliers. We generally provide six to twelve months order indications to our semiconductor chip suppliers and must place firm orders a minimum of six weeks in advance of delivery. This lead time in some cases extends to twenty weeks when the market is in short supply. We pay for most of our materials in U.S. dollars.

         Our major suppliers of electronic and mechanical handheld and tabletop game materials in fiscal 2005 included C & L Electric Mfg. Co., Ltd. (cables), DongGuan Qi Long Ind. Co., Ltd (cartons), GPI International Limited (batteries), Hong Kong Vigour Co., Ltd. (LCD's), Lead Jump Development Limited (PCB's), Shan Tou Qiheng Trading Co., Ltd (plastic material resins), Silicone Applications Co., Ltd. (semi-conductor chips), SSD Company Limited (semi-conductor chips), U Kwong Industrial Co., Ltd. (PVC materials), WB Japan Co., Ltd. (PCB Assembly) and Yu Lee Printing Co. Ltd. (printing).

         Our major suppliers of VGA in fiscal 2005 included Hip Hing Cables & Plug Mfy Ltd. (cables and plugs) and Mascotte Industrial Associates (HK) Ltd. (bags and cases).

SALES AND DISTRIBUTION

         Our products are sold in approximately 40 countries, with the United States accounting for approximately 68% of net sales in fiscal 2005. We sell our products directly to over 200 active retailers in the U.S. and U.K. and to approximately 30 distributors worldwide. We participate in the electronic data interchange ("EDI") program maintained by 11 customers in the U.S. including Wal-Mart, Target, Kmart, Kohl's, Toys`R'Us and Best Buy, and 5 customers in the
U.K.: Argos, Comet, Dixon's, Asda Wal-mart and John Lewis. In fiscal 2005, our largest customer, Wal-Mart, accounted for 30.8% of net sales. In general, all sales to third party distributors and retail customers are final upon transfer of title. The top six customers for each of the three years ended December 31, 2005, 2004 and 2003 were as follows:

                                                    % OF SALES
      CUSTOMER NAME                             FOR THE FISCAL YEAR
      -------------                             -------------------
                                         2005          2004         2003
                                         ----          ----         ----
      1.  Wal-Mart (USA)                30.8%         24.5%         31.9%
      2.  Target (USA)                  11.9%          9.6%          5.5%
      3.  Toys`R'Us (USA)                8.9%         10.0%          8.9%
      4.  Kohl's (USA)                   5.5%          2.6%          2.5%
      5.  Argos (U.K.)                   4.6%          6.7%          8.0%
      6.  Hasbro (USA)                   3.3%          4.5%          8.2%

         The following table sets forth certain of our major customers in 2005, including distributors (in alphabetical order):

CATALOG SHOWROOMS                                 DRUG/MASS MERCHANDISERS            ELECTRONICS/GROCERY/ CONVENIENCE
-----------------                                 -----------------------            --------------------------------
Argos                                             Army Airforce Exchange             Argos
Index                                             Boots                              Asda/Wal-Mart
                                                  Fred Meyer                         Best Buy
DEPARTMENT STORES                                 Kmart                              Biggs Hypermarket
-----------------
J.C. Penney's                                     Meijer                             Blockbuster
John Lewis                                        Pamida                             Circuit City
Kohl's                                            QVC                                Comet
May Co.                                           Target                             Dixon's
                                                  Wal-Mart                           Electronics Boutique
MAIL ORDER/SPECIALTY GIFT SHOP OPERATORS          Woolworth's (U.K.)                 Game
----------------------------------------
Avon                                              Zellers                            Gamestop
Brookstone                                                                           Ingram Entertainment
Buckmaster                                        SPORTING GOODS STORES              Mill's Fleet Farm
                                                  ---------------------
Figis                                             Bass Pro Shops                     Musicland
Fingerhut                                         Dunham's                           Production Solutions
Hammacher Schlemmer                                                                  Radioshack
Littlewoods                                       TOY RETAILERS                      Tesco
                                                  -------------
Next Retail                                       Entertainer
Sharper Image                                     Kay Bee                            DISTRIBUTORS (RADICA)
                                                                                     ---------------------
Spillsbury                                        Toymaster                          Amo oy (Finland)
Starboard Cruise Services                         Toys`R'Us                          Alec Cooper (South Africa)
Wish Book                                         Youngsters                         Valid Trade (South Africa)
                                                                                     Dorcy Irwin Pacific Pty, Ltd. (Australia)
ONLINE RETAILERS                                  DISTRIBUTORS (VGA)                 Giochi Preziosi (Italy)
----------------                                  ------------------
Toysrus.com                                       First Game (Korea)                 Goliath (France/Belgium)
Walmart.com                                       Imbi Mario Trading (Malaysia)      Importadora Maduro S.A. (Panama)
Target.com                                        Just for Fun Toys (South Africa)   John Hansen Co. (USA)
Etoys.com                                         Master Genius (Thailand)           Joker (Germany)
Firebox.com                                       Super Chi-Yuen (Taiwan)            Ansaldo (Chile)
Amazon.co.uk                                      Tai Sing/Fowa (Singapore)          Zegatron (Greece)
                                                  Top Toy (Denmark)                  Newbay (Middle East)
ODM/OEM                                           Universal Electronics (Lebanon)    Planet Fun (New Zealand)
-------
Bensussen Deutch & Associate, Inc.                Valid Trade (South Africa)         Tai Sing/Fowa (Singapore)
Cranium, Inc.                                                                        Sablon (Germany/Benelux)

Forte Co., Ltd.                                                                      S. I. D. Cadeaux (France)
Hasbro, Inc.                                                                         Souvenirworld (USA)
KEMCO Co., Ltd.                                                                      Top Toy (Denmark)
Konami Corporation                                                                   Infinity (China)
Lexibook Limited                                                                     Global Express (Eastern Europe)
Sega Toys                                                                            Famosa (Spain and Portugal)
WiZ Co. Ltd.                                                                         Kroeger (Canada)
                                                                                     Universal Electronics (Lebanon)

         In the North America, we use mainly regional sales managers working for us to manage our customers as well as a limited number of manufacturers' representatives and brokers that sell our products to certain retailers. These manufacturers' representatives are not our employees and work on a commission basis. In the United Kingdom, we use brand sales managers and manufacturers' representatives to sell our products. In the rest of the world, we use third-party distributors in which we are represented by sales agents with some of these distributors.

         Our customers normally provide indications of interest, which may be canceled at any time, from three to six months prior to scheduled delivery, but only confirm orders approximately eight weeks in advance of requested delivery. Accordingly we generally operate without a significant backlog of regular orders.

         We do not have any sell-through arrangement with our customers, that is the title of the products is transferred upon delivery to or receipt by customers. We generally do not allow for the return of non-defective products; however such a return may occur occasionally due to overstock by our customers, if we can maintain the same economic benefit by reselling the product at a similar margin. In certain instances, where our retail customers are unable to sell the quantity of products which have been ordered, we may, in accordance with industry practice and at our discretion, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. We minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of product returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. We establish provisions based on historical experience at the time of sale of the related products.

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

INDUSTRY

         NPD Group, the service that has historically tracked our retail sales, no longer provides this service. It does, however, continue to provide industry data. According to NPD, the toy industry in the U.S. declined by 4% in 2005. Management believes that the declines were the result of continuing weaker overall sales at the mass retailers. NPD's U.K. data showed the toy sales in 2005 were flat against 2004, and up 1% from 2003. Annual industry-wide video game accessory sales were down significantly in the U.S. in 2005. According to the NPD Group, VGA sales in gross dollars were down 11.0% in 2005 from 2004.

         The U.K. and Europe do not have a reliable retail tracking service for video game accessories. During 2003, our U.K. operations changed their distribution strategy in the U.K. and Europe from providing a full line of VGA product, including low-margin commodity items, to selling a smaller line of innovative, higher margin products.

PRODUCT DEVELOPMENT

         At the end of 2005, our engineering and development department had approximately 102 staff worldwide. Our product development starts with a design team in Dallas, Texas and continues through to the engineering teams in Shenzhen and in the Dongguan factory. We have a formalized product development process that includes quarterly meetings of its worldwide product development and sales departments. In fiscal 2003, 2004 and 2005, we spent approximately $3.9 million, $4.2 million and $4.9 million respectively, on research and development. Our research and development is heavily oriented toward market demand. Based on our ongoing contact with consumers, retailers and distributors worldwide, our sales and marketing departments seek to understand and assist the product development teams in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive our product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price. We also review product submissions from a network of third party inventors that have been approved by management. These submissions are subject to the same product development process and market demand considerations as internal submissions. Additionally, we use third-party developers in the creation of software programs that are used in some of our products.

         We expect to continue developing the majority of products internally during 2006. However, changes in business philosophy or unforeseen circumstances may arise that could force us to outsource a larger than expected amount of our development work.

ORIGINAL DESIGN MANUFACTURING AND ORIGINAL EQUIPMENT MANUFACTURING

         In 1995, we were successful in establishing a relationship with the Hasbro Games Group to design and manufacture products for them. We continue to manufacture for Hasbro, which is also our largest competitor, as well as a number of other customers including Cranium, Lexibook, B, D&A and Kemco. We intend to pursue other ODM and OEM business in the future. However it is uncertain whether we can retain our current business on a long-term basis or successfully attract additional ODM business or that it will be profitable.

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

WORKING CAPITAL REQUIREMENTS

         Our working capital needs are primarily financed through operating cash and, when necessary, credit lines secured through various banks in Hong Kong and China. Our revenues are significantly higher in the second half of the year than in the first half in order to support our retail customers that purchase most of their goods in the third and fourth quarters to support the fourth quarter holiday buying season. In order to meet the customer third and fourth quarter product requirements, we typically purchase the majority of our raw materials and build inventory in the second and third quarters of the year. Advertising expenditures are typically highest in the fourth quarter of the year in order to support retail sales of our products during the holiday season. Because of the concentrated retail buying season, our receivables are highest in the fourth and first quarters of the year.

COMPETITION

         The games business is highly competitive. We believe that we are one of the leading sellers of electronic games and youth electronics. Our primary competitor is the Hasbro Games Group ("Hasbro"), which is also an OEM customer. Hasbro procures its products from manufacturers in China including Radica. Other competitors include Jakks Pacific, Wild Planet and MGA. The barriers for new producers to enter our markets are relatively low and we expect that we will continue to face strong competition. We compete for consumer purchases on the basis of price, quality and game features and for retail shelf space also on the basis of service, including reliability of delivery, and breadth of product line. Some competitors offer products at lower prices than we do, are better established in the toy and games industry and are larger than we are. Our products also compete with other gifts and games for consumer purchases. In addition, with respect to ODM/OEM activities, we compete with a number of substantially larger and more experienced manufacturers. As we enter other markets and businesses, we expect to face strong competition.

         The VGA market is also highly competitive. The market share in the U.S. is spread primarily amongst ten companies that have approximately 87% of the market. We began significant distribution of VGA in the U.S. market in 2001. Like the handheld electronic games market, we compete for customer purchases on the basis of price, quality, and features and for retail shelf space on the basis of service. Major competitors are MadCatz, Pelican, Logitech and Joytech.

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

         The Hong Kong profits tax rate for 2005 is 17.5%. Currently, our subsidiary Radica HK pays Hong Kong profits tax on service and sales income.

         On July 1, 1994, our manufacturing operations were transferred to a Sino-Foreign JV. The JV enjoyed a two year tax holiday which expired in 1999. In 2005, we incurred $587,760 in foreign enterprise tax relating to our Chinese subsidiary that is operated through a JV contract. This is the seventh year we have paid foreign enterprise tax in China. We were granted 50% relief from foreign enterprise tax through December 31, 2001 under the Foreign Enterprise Income Tax Law of The People's Republic of China, and were therefore taxed at 12%. In 2002 and 2003, we were taxed at the full rate of tax of 27%; however, we successfully applied to be designated as an "Export Oriented Enterprise", which resulted in a tax rebate received in 2005, 2004 and 2003 that reduced our China tax applicable to 2004, 2003 and 2002 to 12% excluding the local tax of 3%. The application to be designated as an "Export Oriented Enterprise" is required to be made on a yearly basis. We applied for the same designation for 2005 and if our application is successful, it will result in the receipt of a tax rebate in 2006.

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

EMPLOYEES

         As of December 31, 2005 our workforce was comprised of the following:

-----------------------------------------------------------------------------------------------------------------
                      Production       Sales and          R&D            Finance        Operations       Total by
                                       Marketing                                         & Admin         location
-----------------------------------------------------------------------------------------------------------------
Asia                    3,737             14               84              24              145             4,004
-----------------------------------------------------------------------------------------------------------------
USA                       1               31               18               9               17              76
-----------------------------------------------------------------------------------------------------------------
Europe                    -                6               -                5               7               18
-----------------------------------------------------------------------------------------------------------------
Total                   3,738             51              102              38              169             4,098
-----------------------------------------------------------------------------------------------------------------

         At December 31, 2004 and 2003 our workforce comprised 4,480 persons and 3,640 persons, respectively.

         None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. Management believes that our employee relations are good.

DESCRIPTION OF PROPERTIES

         See "Manufacturing Facilities" above. We completed the first phase of construction of our factory (241,000 sq. ft.) on a 3.7 acre parcel of land in May 1995 and a second phase (223,000 sq. ft.) in August 1998. An extension of the factory commenced in December of 1999. As a result of the drop in demand for our product in the U.S. during 2000, work towards completion of this addition was postponed until the end of 2004. During 2005, we completed an expansion of the factory that created 141,000 square feet of factory space and cost $2.8 million, including machinery, to complete. The factory currently contains 665,000 sq. ft. of factory space and 308,000 sq. ft. of dormitory space, capable of housing over 5,000 workers. We own a long-term leasehold on our executive offices (8,800 sq. ft. inclusive of one leased unit of 2,500 sq. ft.) and warehouse space (7,900 sq. ft.) in Fo Tan, Hong

Kong. During 2005, we sold one unit (1,900 sq. ft.) that was leased out in Fo Tan, Hong Kong. We operate our factory under the terms of the JV agreement. We lease additional office space in Hertfordshire, U.K.; Macau and Shenzhen, China; Dallas, Texas and Pasadena, California. We lease showrooms in Tsim Sha Tsui, Hong Kong and New York, New York and provide individual offices for sales personnel employed in Massachusetts. We are currently paying rent on two different houses for Mr. Howell and Mr. Scott in Hong Kong. We also leased a flat in Macau which has been made available to Mr. Chu, an officer of our Company.

LEGAL PROCEEDINGS

         On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against us in Arizona for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (AutoID) operations. The Auto ID operation is used in machines that are part of our bonding and heat-sealing manufacturing processes. Lemelson was contesting that the use of machines that incorporate this patented technology infringes on their intellectual property ("IP") rights and therefore we are obligated to pay a royalty based on the use of this technology. The suit by Lemelson was stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which had bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that Lemelson's patent claims are invalid. On September 9, 2005, Lemelson's appeal to the Court of Appeals for the Federal Circuit was denied and the judgment of the District Court was affirmed. Subsequently, Lemelson filed a Petition for Panel Rehearing and Rehearing En Banc to review the Court of Appeals' September 9, 2005 Order that affirmed the judgment of the District Court. On November 16, 2006 the Court of Appeals for the Federal Circuit affirmed its September 9, 2005 ruling and denied the Petition for Rehearing En Banc. The prior pending claim or litigation, specifically, Lemelson Medical Education Foundation v. ESCO Electronics, et al.; CIV-00-0660 PHX HRH in the U.S. District Court for the District of Arizona was dismissed with prejudice and final judgment was entered in favor of Radica on February 3, 2006.

         In 2005, Radica and our subsidiary Radica (Macao Commercial Offshore) Limited (the "Radica parties") were involved in litigation initiated by AtGames Holdings Limited which challenged the exclusivity of our rights to the Play TV Sega Genesis games. In late December 2005, the arbitrator issued an interim decision in favor of Sega Corporation in its arbitration against AtGames. Subsequently, in January 2006, AtGames voluntarily dismissed (without prejudice) its complaint against Radica and Radica Macao. At present, there is no pending litigation or arbitration against us arising out of this matter. However, we are considering whether to take legal action against the other companies involved in this matter with respect to infringement of our intellectual property rights and, if such action is taken, counterclaims may be made against the Radica parties.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

         None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

FISCAL 2005 COMPARED TO FISCAL 2004

         The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                      Year ended December 31,
                                                      -----------------------
                                                       2005            2004
                                                      -------         ------

Net sales                                              100.0%         100.0%
Cost of goods sold                                      62.6%          66.1%
                                                       ------         ------
Gross profit                                            37.4%          33.9%
Selling, general and administrative expenses            23.4%          24.4%
Research and development                                 3.0%           3.4%
Depreciation and amortization                            1.2%           1.4%
Impairment of goodwill                                   3.7%           2.9%
                                                       ------         ------
Operating income                                         6.1%           1.9%
Other income                                             0.1%           0.6%
Foreign currency gain, net                               0.1%           0.3%
Interest income, net                                     0.6%           0.6%
                                                       ------         ------
Income before income taxes                               6.9%           3.5%
(Provision) credit for income taxes                      (.4%)          (.7%)
                                                       ------         ------
Net income                                               6.5%           2.8%
                                                       ======         ======

         We reported a net profit for the year of $10.5 million or $0.54 per diluted share compared to $3.5 million or $0.18 per diluted share for 2004. During the years ended December 31, 2005 and 2004, we incurred goodwill impairment charges of $6.0 million and $3.5 million, respectively, all of which are related to the VGA reporting unit. As of December 31, 2005, the goodwill of this reporting unit has been fully written off.

         Sales for the year increased by 31.9% to $162.8 million from $123.4 million in 2004 due to growth in the core Electronic Games and Youth Electronics branded product lines including our popular 20Q game, but were offset by lower VGA sales resulting from the current video game platform transition, as well as a decrease in Manufacturing Services sales, consistent with our strategic direction to emphasize our own branded products. Compared to sales in 2004, North American sales for the year grew by 34.1%, with European sales increasing by 35.2% and other international sales increasing by 16.0%. The following table shows a comparison of revenue by product lines:

                                         Twelve months ended December 31,
                                         --------------------------------
Product Lines                               2005                 2004
-------------                            ----------          ----------
(US Dollars in thousands)

Electronic Games                          $ 125,965          $  80,640
Youth Electronics                            17,868             17,038
Other Toys                                    2,839              3,490
Video Game Accessories                        7,266             12,840
Manufacturing Services                        8,841              9,391
                                          ---------          ---------
TOTAL                                     $ 162,779          $ 123,399
                                          =========          =========

         Gross profit margin for the year increased from 33.9% to 37.4%, an increase of 350 basis points. The increase in gross margin for the year related primarily to improved sales mix of higher margin products (in particular a reduced percentage of lower margin VGA and Arcade Legends product lines as well as less Manufacturing Services) together with lower air freight and outsourced manufacturing costs.

         Operating expenses for the year increased to $50.9 million from $39.5 million in 2004. The increase was due to the additional goodwill impairment charges in 2005, together with an increase in variable expenses, including selling expenses and incentive compensation, resulting from the increase in
sales  and  profits,   and   increases  in  R&D  expenses  as  well  as  certain
administrative costs including legal and executive redundancy costs. The following table shows the major operating expenses:

                                               Twelve months ended December 31,
                                               ---------------------------------
                                                   2005                  2004
(US$ in thousands)                             ----------             ----------

Advertising and co-op expenses                 $   12,335             $   10,620
Other selling and promotion expenses                2,640                  2,217
Indirect salaries and bonus                        12,166                  8,827
Research and development expenses                   4,908                  4,164
Depreciation and amortization                       1,984                  1,693
Impairment of goodwill                              6,015                  3,536
Other general and administrative expenses          10,838                  8,407
                                                 $ 50,886               $ 39,464

CAPITAL RESOURCES AND LIQUIDITY

         At December 31, 2005 we had $53.3 million in cash and investment securities, and net assets of $98.4 million as compared to $40.1 million and $91.1 million, respectively, at December 31, 2004. There was no debt at December 31, 2005 and December 31, 2004.

         Property, plant and equipment increased to $14.5 million at December 31, 2005 from $11.5 million at December 31, 2004 primarily due to the completion of the factory expansion and our investment in SMT equipment necessary to comply with the European lead free soldering regulations.

         Cash provided by operating activities increased from $16.7 million in 2004 to $17.2 million in 2005. The increase was mainly due to a decrease in inventories from $26.8 million at December 31, 2004 to $21.4 million at December 31, 2005, resulting from improved inventory planning and sales of closeout items. Receivables increased to $18.7 million from $18.4 million at December 31, 2004 reflecting increased sales during the year. Accounts payable and accrued warranty expenses at December 31, 2005 were $8.6 million compared to $11.8 million at December 31, 2004. This decrease was in line with the decrease of the year end inventory levels as a result of management effort in inventory control during the year. Accrued payroll increased to $3.8 million from $1.5 million over the same period due to bonus compensation accruals.

         Cash used in investing activities increased from $1.2 million in 2004 to $5.0 million in 2005. This increase was caused by purchase of property, plant and equipment, primarily due to the aforementioned factory expansion and equipment purchases.

         Cash used in financing activities increased from $1.9 million in 2004 to $2.3 million in 2005. The increase was mainly due to higher dividend payments.

         During  the  normal  course  of  business,   we  enter  into  licensing
agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Historically, actual royalty payments exceeded guaranteed royalty amounts in our contracts. Additionally, we lease certain offices, warehouses and equipment under various operating lease arrangements. In the normal course of business, leases that expire will be renewed or replaced. Under the terms of a JV agreement with the local government in Dongguan, we are also committed to pay fees over the next 19 years, as described above under "Item 4. Information on the Company - Description of Business - Manufacturing Facilities".

         As of December 31, 2005, we were obligated under various licensing, JV agreements, non-cancelable operating leases and capital commitments requiring future minimum payments as follows:

(US$ in thousands)
                             Total         2006       2007        2008       2009        2010      Thereafter
                            ---------------------------------------------------------------------------------
Operating leases            $ 2,481       $ 738      $ 432       $ 319      $ 199       $ 127       $   666
Licensing commitments           250          30        220           -          -           -             -
Joint venture fees            3,263         132        132         140        145         145         2,569
Capital commitments             207         207          -           -          -           -             -
                            --------------------------------------------------------------------------------
Total minimum payments      $ 6,201     $ 1,107      $ 784       $ 459      $ 344       $ 272       $ 3,235
                            ================================================================================

         We had no derivative instruments or off-balance sheet financing activities during fiscal years 2004 or 2005. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

         We believe that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. At December 31, 2005, we had general banking facilities including overdraft and trade facilities totaling $5.1 million available for immediate borrowing. During 2006, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

         We believe that our existing capital structure, lines of credit and forecast cashflows are sufficient to fund the long-term cashflow needs of the Company. However should we decide to enter into any acquisitions in the future then we would need to re-assess our capital structure at that time.

FISCAL 2004 COMPARED TO FISCAL 2003

         The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                       Year ended December 31,
                                                      --------------------------
                                                       2004                2003
                                                      ------              ------
Net sales                                             100.0%              100.0%
Cost of goods sold                                     66.1%               62.1%
                                                      ------              ------
Gross profit                                           33.9%               37.9%
Selling, general and administrative expenses           24.4%               23.8%
Research and development                                3.4%                3.7%
Depreciation and amortization                           1.4%                1.9%
Impairment of goodwill                                  2.9%                   -
Restructuring charge                                       -                0.1%
                                                      ------              ------
Operating income                                        1.9%                8.4%
Other income                                            0.6%                0.3%
Foreign currency gain, net                              0.3%                0.2%
Interest income, net                                    0.6%                0.3%
                                                      ------              ------
Income before income taxes                              3.5%                9.1%
(Credit) provision for income taxes                    (0.7%)               2.7%
                                                      ------              ------
Net income                                              2.8%               11.9%
                                                      ======              ======

         We reported a net profit for 2004 of $3.5 million or $0.18 per diluted share compared to $12.5 million or $0.66 per diluted share for 2003. The decline in net profit was in part the result of a pretax non-cash charge of $3.5 million for impairment of goodwill for the VGA or Gamester reporting unit. Despite an increase in sales of $18.2 million, income before tax decreased by $5.3 million (55%) and pretax profit before goodwill impairment decreased by $1.8 million (19%). The decrease was due largely to a sales mix shift to lower margin Play TV Legends sales, which accounted for $0.5 million of the decline, increased air freight ($1.5 million of the decline), outsourcing costs due to increases in demand in Q3 and Q4 ($1.5 million of the decline), and increased selling and advertising expenses ($3.5 million of the decline). Other factors contributing to the profit decline included a $0.6m charge against an underperforming license guarantee and inventory writedowns for certain discontinued product lines. The effective tax rate was 19.5%. The income tax expense increased by $3.7 million compared to 2003 due to a favorable tax adjustment recorded in Q4 of 2003.

         Sales for the year increased by 17.3% to $123.4 million from $105.2 million in 2003 due to the success of Play TV Legends, 20Q and the Gamester(R) Race Pac, among other items. The following table shows the detailed revenue comparisons for the year by product lines:

                                       Year ended December 31,
                                    ----------------------------
Product Lines                          2004               2003
-------------                       ---------          ---------
(US$ in thousands)

Electronic Games                    $  80,640          $  62,374
Youth Electronics                      17,038             15,227
Other Toys                              3,490                  -
Video Game Accessories                 12,840             14,294
Manufacturing Services                  9,391             13,305
                                    ---------          ---------
                                    $ 123,399          $ 105,200
                                    =========          =========

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

         The following table shows the major operating expenses:

                                                       Year ended December 31,
                                                     -------------------------
(US$ in thousands)                                      2004             2003
                                                     --------          --------
                                                             (unaudited)
Advertising and co-op expenses                       $ 10,620          $ 7,614
Other selling and promotion expenses                    2,217            1,772
Indirect salaries and bonus                             8,827            8,299
Research and development expenses                       4,164            3,895
Depreciation and amortization                           1,693            2,033
Impairment of goodwill                                  3,536                -
Restructuring charge                                        -               87
Other general and administrative expenses               8,407            7,315
                                                     --------          --------
                                                     $ 39,464          $ 31,015
                                                     ========          ========

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

BAD DEBT ALLOWANCE

         The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance reduces gross trade receivables and is determined based on management's assessment of the collectibility of customer trade receivables having considered the business environment, customers' financial condition, historical collection trends and customer disputes. Management believes the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because changes in the assumptions used to develop the estimate could have a material effect on selling and administrative expenses, net income and accounts receivable.

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

         The movement of the doubtful accounts allowance by geographic region was as follows for 2005:

                                      Balance at                                     Balance at
                                      beginning     Charged to        Utilization/     end of
(US$ in thousands)                     of year     income statement    write-offs       year
                                      ----------   ----------------   -----------    ----------
Allowance for Doubtful Accounts
-------------------------------
U.S. and Canada                         $ 126           $ 22             $  (9)        $ 139
Other countries                            22             12                (8)           26
                                        -----          -----             -----         -----
                                        $ 148           $ 34             $ (17)        $ 165
                                        =====          =====             =====         =====

         Sales to countries other than U.S., Canada and the UK are primarily to third-party distributors and manufacturing services customers. These sales are generally secured by an irrevocable letter of credit resulting in no historical bad debts writeoffs and therefore no allowance for bad debts has been made. The U.S. and Canada's utilization of the provision was for the write off of unpaid receivables deemed uncollectible for several small customers. The increase to provision for other countries was made through the third quarter and was based on historical utilization rates as a percentage of sales.

         On a consolidated basis, our five largest customers, Wal-mart (US), Toys R Us (US), Target (US), Argos (UK) and Hasbro (Asia), account for 61.6% of 2005 sales and 73.7% of total receivables at December 31, 2005. If any of these retailers were to experience financial difficulties, it could expose us to significant bad debt charges and related declines in earnings. Additionally, deterioration in the retail environment or the economy could adversely impact the trade receivables valuation which would increase our bad debt allowance, thus decreasing our earnings.

         The following table summaries our doubtful accounts provision at December 31:

(US$ in thousands)                      2005          2004         2003
                                     ----------    ----------    ---------

Allowance for bad debts                $ 165          $ 148        $ 251
As a percentage of net sales             0.1%           0.1%         0.2%

         Management believes that the current doubtful accounts allowance is adequate to provide for our expected probable bad debt losses.

ALLOWANCE FOR ESTIMATED SALES RETURNS

         We record an allowance for estimated returns of non-defective products from customers. We generally do not accept returns of non-defective products, however, such a return may occur occasionally due to overstock by our customers, if we can maintain the same economic benefit by reselling the product at a similar margin. In circumstances where we accept return as a matter of contract or as a matter of practice, we recognize revenue only if the following criteria are met at time of sale: (a) our price to the buyer is substantially fixed or determinable at the date of sale; (b) the buyer has paid us, or the buyer is obligated to pay us and the obligation is not contingent on resale of the product; (c) the buyer's obligation to us would not be changed in the event of theft or physical destruction or damage of the product; (d) the buyer acquiring the product for resale has economic substance apart from that provided by us;
(e) we do not have significant obligations for future performance to directly bring about resale of the product by the buyer and; (f) the amount of future returns can be reasonably estimated. These returns are different from those covered by our warranty allowance program (described under "Warranty" in this section) which is set up for defective products returns. The allowance for sales returns is based on historical trends and management's best assessment of sales returns as a percentage of overall sales.

         Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as sales, net income and receivables.

         The movement in the allowance for estimated sales returns by geographic region was as follows for 2005:

                                              Balance at                                         Balance at
                                              beginning         Charged to       Utilization/       end of
(US$ in thousands)                             of year       income statement    write-offs         year
                                             -----------     ----------------    ------------    ----------
Allowance for Estimated Sales Returns
-------------------------------------
U.S. and Canada                                    $ 301           $ 177             $ (231)          $ 247
Other countries                                      623             224               (609)            238
                                             -----------       -----------        -----------     ---------
                                                   $ 924           $ 401             $ (840)          $ 485
                                             ===========       ===========        ===========     =========

         The utilization of the allowance was mostly related to the return of over stock of products from customers which were anticipated at the end of 2004 and during 2005. In the U.K., the return allowance balance is adjusted monthly as a percentage of the prior six months of sales; in the U.S., the return allowance is adjusted quarterly as a percentage of the prior six months' sales. The percentage is based on historical data and is reviewed quarterly.

         The following table  summarizes our sales return  provision at December
31:

(US$ in thousands)                        2005           2004           2003
                                      -----------    -----------    -----------

Allowance for sales returns                $ 485         $ 924        $ 1,390
As a percentage of net sales                 0.3%          0.7%           1.3%

         The 2004 and 2005 declines in the allowance as a percentage of net sales from prior years occurred because demand for our products was strong and sales to our third-party distributors, for which we do not accept return of non-defective products, increased significantly in both 2004 and 2005, reducing the need for the allowance for returns. The decline in the allowance from 2004 to 2005 was also impacted from a significant overstock return of our Nitro Battlerz(TM) product from a customer in the US in 2004; no significant individual overstock returns were received from our US customers in 2005.

         Management believes that the current allowance for estimated sales returns is adequate to provide for 2005 related sales returns expected to be received during 2006. If non-defective returns were to exceed historical estimates, or if we were to experience large overstock returns, then we may have to take higher than anticipated charges in order to adequately increase the allowance which would decrease our earnings. For example, if in 2006, we were to experience returns resulting from a recall or overstocked product that caused a 25% increase from our estimated sales return provisions for 2005 that were based on historical return data, the impact would be roughly $125,000. Although our estimates were primarily based on historical data, there is no way to anticipate such an increase as actual returns may differ from our estimates.

ALLOWANCE FOR SALES PROGRAMS

         We record an allowance for sales programs we offer to certain customers. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as revenue, net income and accounts receivable. This allowance is based on specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer. The movement of this allowance by geographic region in 2005 was as follows:

                                         Balance at                                         Balance at
                                         beginning         Charged to       Utilization/       end of
(US$ in thousands)                        of year       income statement    write-offs         year
                                        -----------     ----------------    ------------    ----------
Allowance for sales programs
----------------------------
U.S. and Canada                             $ 1,388           $ 2,877           $ (2,265)      $ 2,000
Other countries                                 523             1,114             (1,055)          582
                                        -----------       -----------        -----------     ---------
                                            $ 1,911           $ 3,991           $ (3,320)      $ 2,582
                                        ===========       ===========        ===========     =========

         The additions to allowances were recorded monthly based on the cumulative total of the amounts granted under individual customer sales programs, including volume rebates. The utilization of the allowance related to customer claims made under various sales programs throughout the year. We request that all customers submit claims for annual programs by no later than February 28th of the subsequent year but typically we receive significant claims through June 30th of the subsequent year. At the end of the third and fourth quarter, management assesses the remaining provisions from the prior year and releases any provisions that we believe will not be utilized.

         The following table summarizes our sales programs allowance at December 31:

(US$ in thousands)                        2005           2004           2003
                                      -----------    -----------    -----------

Allowance for sales programs             $ 2,582       $ 1,911        $ 2,893
As a percentage of net sales                 1.6%          1.5%           2.8%

         The decrease in the allowance for sales programs as a percentage of total sales from 2003 to 2004 was the result of an effort by management to replace allowances that were based on a certain percentage of sales with allowance that are based on specific advertising and promotional targets agreed to at the beginning of the year and applied to Radica products. Allowance for sales programs as a percentage of sales has remained consistent from 2004 to 2005.

         Management has reviewed its existing allowances for sales programs and believes them to be adequate at year-end. Several factors, including poor demand of our product at retail could result in us providing higher sales incentives to our customers, which would decrease our earnings. We make every effort to control the inventories of individual products that are carried at retail in order to avoid making additional sales incentives due to overstocked products and subsequent markdowns of those products by our customers. However, we cannot predict consumer reaction to new products or if similar product introductions by competitors will have an adverse reaction on sales of our existing products. This unpredictability exposes us to potentially large charges to the allowance for sales programs, the total impact of which depends on several variables. The largest of these variables is the volume of slow-moving inventory at retail and the per-unit markdown of the product. For example, there are collectively almost 6,500 individual Wal-mart, Kmart, Target and Toys R US stores in the U.S. If we were to have a product that was fully distributed in those stores and the stores ended up with unanticipated excess inventories of 20 pieces per store and we offered a $5 sales incentive on each unit, the total impact of that charge would be a decrease in pretax earnings of $650,000. However, if that product had distribution in half of the total stores, the markdown would be $325,000. In accruing for the sales programs allowance, we include a charge in anticipation of such events. However, we typically are not aware that an overstock situation has occurred until the fourth quarter of the year.

ALLOWANCE FOR CO-OPERATIVE MARKETING AND ADVERTISING EXPENSES

         We record an allowance for co-operative marketing and advertising costs incurred on Radica products by certain customers with which we agreed to share. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as selling expenses, net income and current liabilities. This allowance is based on specific percentages of sales or actual advertising dollars spent, depending on how the program is negotiated with the individual customer. The movement of this allowance by geographic region in 2005 was as follows:

                                         Balance at                                         Balance at
                                         beginning         Charged to       Utilization/       end of
(US$ in thousands)                        of year       income statement    write-offs         year
                                        -----------     ----------------    ------------    ----------
Allowance for co-operative marketing and advertising expenses
--------------------------------------------------------------
U.S. and Canada                               $ 909           $ 2,149           $ (1,502)      $ 1,556
Other countries                                 287               424               (506)          205
                                        -----------       -----------        -----------     ---------
                                            $ 1,196           $ 2,573           $ (2,008)      $ 1,761
                                        ===========       ===========        ===========     =========

         The additions to allowances were recorded monthly based on the cumulative total of the amounts granted under individual customer co-operative marketing and advertising programs. The utilization of the allowance related to customer claims made under various co-operative programs and promotions throughout the year. We request that all customers submit claims for annual programs by no later than February 28th of the subsequent year but typically we receive significant claims through June 30th of the subsequent year. At the end of the third and fourth quarter, management assesses the remaining provisions from the prior year and makes adjustments to the provisions as necessary.

         The following table summarizes our sales programs allowance at December 31:

(US$ in thousands)                        2005           2004           2003
                                      -----------    -----------    -----------

Allowance for co-operative marketing
  and advertising                        $ 1,761       $ 1,196        $ 1,091
As a percentage of net sales                 1.1%          1.0%           1.0%

         The allowance for co-operative marketing and advertising expenses increased in 2005 as a percentage of total sales from 2004. This was the result of increased sales volume with certain customers that require higher promotional participation in their negotiated vendor programs. Similarly, the decrease in the allowance from 2003 to 2004 was the result of reduced sales as a percentage of total for these same customers.

         Management has reviewed its existing allowances for co-operative marketing and advertising expenses and believes them to be adequate at year-end. Several factors, including potential customer demands for increased promotional support of our product at retail could result in us providing higher marketing and advertising allowances to our customers, which would decrease our earnings, assuming that sales remain the same regardless of whether or not the additional marketing and advertising fees were spent. For example, if we were to agree to allow a customer to increase its co-operative advertising allowance from 2% of net sales to 4% of net sales and we subsequently sell $10 million in product to that customer, the net decrease to earnings assuming sales remain consistent would be $200,000.

WARRANTY

         We record a warranty allowance for costs related to defective product sold to customers. We have two types of warranty programs. The first type of warranty program grants sales credit to customers for all products returned to their stores as defective. The second type of warranty program ("the minimum warranty program"), which is also the more common program, offers a flat or minimum allowance negotiated with customers. Under the minimum warranty program, we issue sales credits based on the agreed minimum warranty even if the actual returns of defective products are lower than the minimum warranty allowance. If actual returns exceed the minimum warranty allowance, we would issue credits based on actual returns. Based on our experience in the past, actual returns are rarely lower than the minimum warranty allowance.

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

         The movement of this allowance by geographic region is as follows:

                                         Balance at                                         Balance at
                                         beginning         Charged to       Utilization/       end of
(US$ in thousands)                        of year       income statement    write-offs         year
                                        -----------     ----------------    ------------    ----------
Warranty Allowance
------------------
U.S. and Canada                               $ 771           $ 2,844           $ (2,147)      $ 1,468
Other countries                                 299               542               (253)          588
                                        -----------       -----------        -----------     ---------
                                            $ 1,070           $ 3,386           $ (2,400)      $ 2,056
                                        ===========       ===========        ===========     =========

         The following table summarizes our warranty allowance at December 31:

(US$ in thousands)                        2005           2004           2003
                                      -----------    -----------    -----------

Warranty allowance                      $ 2,056        $ 1,070        $ 1,040
As a percentage of net sales                1.3%           0.9%           1.0%

         Warranty allowance as a percentage of total sales has remained consistent in 2003 and 2004, but increased in 2005 primarily due to the strategic initiative in the U.S. to move our customers from regular warranty programs to minimum warranty programs. Despite our continued efforts at improving the quality of our products, there can be no assurance that we will continue to see the same defective product rates. New product introductions, changes to existing products or changes in material vendors and manufacturing subcontractors could all have a negative impact on our defective rates that could cause us to take additional charges to our allowance. For example, an increase in defective warranty allowances of 1% of 2005 sales would have decreased pretax earnings by roughly $1.6 million.

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

         The following table summarizes our allowance for obsolete inventory at December 31:

(US$ in thousands)                        2005           2004           2003
                                      -----------    -----------    -----------

Allowance for obsolescence              $ 1,936        $ 1,353        $ 2,228
As a percentage of total inventory          8.3%           4.8%          12.6%

         In 2003, we took significant provisions against slow-moving, commodity-type video game accessory products in the U.S., U.K. and Asia, most of which have been sold. This resulted in higher allowances as a percentage of total inventory than we experienced in 2004. In 2005, we took inventory against several slow moving items, such as the Atlas remote control car and certain VGA products.

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

IMPAIRMENT OF GOODWILL

         On June 24, 1999, we purchased Radica UK for approximately $15.9 million. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, we and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1.4 million. As a result, we recorded the excess of net assets purchased (goodwill) of approximately $12.1 million resulting from the adjusted purchase price. Goodwill having a net carrying value of $9.6 million at January 1, 2002, the date of adoption of SFAS No. 142, was allocated to the Video Games Accessories ("VGA") reporting unit.

         The methods used in our testing of goodwill  impairment are as follows:
1) We determine the fair market value of the VGA reporting unit by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, we follow FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account our expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) We then compare the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. 3) To the extent the fair value of the VGA reporting unit is less than the carrying value, the second step is performed which compares the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill.

         In performing the goodwill impairment test for the year ended December 31, 2004, we recognized a goodwill impairment of $3.5 million as the implied fair value of the VGA reporting unit was determined to be $6.0 million. The facts and circumstances leading to the goodwill impairment charge in 2004 were primarily the result of lower forecasted sales and cash flows which were largely predicated by our new adopted strategy of concentrating on the innovative, higher margin sector of the VGA market. At December 31, 2004, our carrying value of goodwill was $6.0 million net of the impairment charge of $3.5 million.

         In performing the goodwill impairment test for the year ended December 31, 2005, we recognized a goodwill impairment of $6.0 million as the implied fair value of the VGA goodwill was determined to be nil. The facts and circumstances leading to the goodwill impairment charge in 2005 were primarily as the result of a significant reduction in forecasted sales and cash flows which were largely predicated by the platform transition of the Xbox to the Xbox 360, the anticipated transition in 2006 of Sony Playstation 2 to Playstation 3, as well as lower forecasted sales and cash flows for VGA products due to decrease in market demands. Prior to the introduction of the Xbox 360 platform, we attempted to negotiate a licensing agreement to manufacture and distribute Xbox 360 video games accessories but was unable to reach an agreement with Microsoft. Accordingly, sales of VGA are expected to be significantly lower as compared to previous year. After this impairment charge, the carrying value of goodwill as of December 31, 2005 was nil.

DEFERRED TAX ASSETS

         We recognized deferred tax assets for all deductible temporary differences and operating loss carryforwards for regular tax purposes. At each reporting date, we assess whether a valuation allowance is required to reduce the amount of the deferred tax amount to a remaining amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the operating loss carryforwards. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowances which could adversely affect our operating results.

         Based primarily in our U.K. subsidiary's failure to generate profits, we recorded an allowance against the entire U.K. deferred tax asset of $4.2 million. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

         During 2003, we put a new management team in place in the U.K. and altered the distribution strategy in that market. We expect these moves to return our U.K. operations to profitability. If this occurs, depending on the level of actual and projected profitability, we would then reverse the valuation allowance, potentially creating an income tax benefit in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinions No.25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options, Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. We will adopt this Statement on January 1, 2006 under the modified prospective method of application. Under that method, we will recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date.

         In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in inventory cost as a component of overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 became effective for the Company on July 1, 2005. The adoption of SFAS No. 151 had no significant impact on our consolidated financial statements.

         In May 2005, the FASB issued SFAS No.154, Accounting Changes and Error Corrections. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006. The impact on the consolidated financial statements will depend on new pronouncements that are subsequently issued.

         In September 2005, the EITF issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on our consolidated financial statements as it is now constituted.

         In March 2004, the FASB Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance became effective for reporting periods beginning after June 15, 2004, while the disclosure requirements became effective for annual reporting periods ending after June 15, 2004. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP EITF 03-1-1). FSP EITF 03-1-1 delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue 03-1. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain other-than-temporary Investments. This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. This statement specifically nullifies the requirements of paragraph 10-18 of EITF 03-1 and references existing other-than-temporary impairment guidance. The guidance under this FSP is effective for reporting periods beginning after December 15, 2005. The Company continued to apply relevant "other-than-temporary" guidance as provided for in FSP EITF 03-1-1 during fiscal 2005. The Company does not expect the implementation of FSP FAS 115-1 and FAS 124-1 will have a material impact on the Company's financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth the directors and executive officers of the Company at the end of fiscal 2005, as updated to reflect changes in March 2006.

                               Term
Name                          Expires        Residency       Position
----                          -------        ---------       --------
Jon N. Bengtson (3)              2006        USA             Chairman of the Board and Director

Timothy R. Busch (1)             2006        USA             Director

John A.F.H. Coulter (2)          2006        U.K.            Director

Albert J. Crosson (2)            2006        USA             Director

Patrick S. Feely (3)             2006        USA             Chief Executive Officer and Director

Floyd W. Glisson (1)             2006        USA             Director

Frank J. O'Connell (2)           2006        USA             Deputy Chairman of the Board and Lead Director

Richard E. Wenz (1) (3)          2006        USA             Director

David C.W. Howell                N/A         Hong Kong       Executive Vice President and Chief Financial Officer

Jeanne M. Olson                  N/A         USA             President North American Operations

Denis Horton                     N/A         U.K.            President International, and Managing Director, Radica U.K.

James M. Romaine                 N/A         USA             Senior Vice President Sales

Laurence M. Scott Jr.            N/A         Hong Kong       Senior Vice President of Asian Operations

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

Queenie S.F. Lau                 N/A         Hong Kong       Director of International Sales

Sean C.W. Lee                    N/A         Hong Kong       Finance Director - Asia

Donny K.W. So                    N/A         Hong Kong       Director of Project Management

Benedict K.S. Tsang              N/A         Hong Kong       Engineering Director

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

         Messrs. Peter L. Thigpen and James J. O'Toole did not stand for reelection at the May 2005 shareholder meeting. Theodore J. Eischeid resigned as a Director in December 2005 and previously had resigned as President and Chief Operating Officer of Radica Games.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently the Chairman of The Sands Regent, Chairman of Altair Nanotechnologies, and founder and director of Pinyon Technologies, a startup company developing smart wireless antenna technology.

         Timothy R. Busch was appointed a director of the Company in May 2003. Mr. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra Catholic High School. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctor degree from the Wayne State University of Law, and his B.B.A., summa cum laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in Michigan,
California, and Nevada. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

         John A.F.H. Coulter is CEO and founder of Exact Products Ltd., a company which specializes in new product development. Prior to this Mr. Coulter had over 20 years of experience in the toy industry. He was founder and CEO of TCL Marketing between 1992 and 2001 acting as the UK distributor for Radica, KID design and Team Concepts. Prior to this he was a Corporate Vice President and President of Europe for Tonka between 1986 and 1990. Between 1982 and 1986 he helped build Mattel in the UK, as Managing Director and Vice President. Prior to entering the toy industry he worked in the food industry and held senior marketing management positions at United Biscuits, Brooke Bond Oxo, Cadbury Schweppes and J. Lyons Grocery Division. Mr. Coulter is an Alumnus of London Business School, Fellow of The Marketing Society (Chairman 1975-76), Fellow of the Chartered Institute of Marketing and Fellow of the British Institute of Management.

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

         Floyd W. Glisson has been Managing Member of GCM Investors, LLC since December 13, 2005. He was CEO of Avantair, a privately held fractional aircraft operator, from July 25, 2005 through October 7, 2005, CEO of Acres Gaming Incorporated from July 1998 through October 2004, and Chairman of the Board from April 2000 until the company was acquired in October 2003. He has a BS degree in Accounting from the University of Akron, an MBA from the University of Pittsburgh, and was a CPA in Colorado. His previous experience included audit and consulting engagements with Arthur Andersen & Co., and financial management positions with the Dial Corporation and ConAgra Foods Inc.

         Frank J. O'Connell was appointed Lead Director and Deputy Chairman of the Board in September 2005, and has been a director of the Company since May 2005. He was appointed head of the West Coast office at the Parthenon Group in March 2005 having joined the firm in June 2004 as full time Senior Partner to lead the consumer and specialty retail consulting practice. He joined Indian Motorcycle Corporation in November 2000 as President and CEO to lead the revitalization of this 100-year old American-Icon Brand. He became Chairman in June 2002, eventually overseeing the liquidation of the company under a California procedure in January 2005. From 1996 to 2000, he was Chairman, President and CEO of Gibson Greetings, Inc., a public company in the greeting card and social expression business. He negotiated the sale of Gibson to American Greetings Corporation in March 2000. From 1991-1995 he was President and Chief Operating Officer of Skybox International, a sports and entertainment trading card company, which he took public. Mr. O'Connell has led other branded companies including President of Reebok Brands, North America, President of HBO Video, Founder and President of Fox Video Games and Senior VP of the Electronics Divisions at Mattel. He spent the first 14 years of his career in the food business, in various marketing and operating roles. Mr. O'Connell is a co-founder of Tuckerman Capital, a private equity fund in Hanover, NH. He serves on the Advisory Boards of the Johnson Graduate School of Management, the Personal Enterprise Program, and the Undergraduate Business Program at Cornell University, where he earned his undergraduate and MBA degrees.

         Richard E. Wenz is a consultant and private investor and currently serves on the Board of Directors of Hunter Fan Company and Inplex Corporation. From 2000 to 2002 Mr. Wenz was an operating partner/affiliate of DB Capital Partners, the private equity arm of Deutsche Bank A.G. and served on the board of directors of a number of portfolio companies including NewRoads, Inc. and Jenny Craig International. Mr. Wenz also served as Chief Executive Officer of Jenny Craig International during 2002. From 1997 to 2000 Mr. Wenz was President and Chief Operating Officer of Safety 1st, Inc., a publicly traded juvenile products company. During 1995 and 1996 Mr. Wenz was the Partner in charge of the Chicago office with The Lucas Group, a business strategy consulting firm. Previous to 1995 Mr. Wenz held senior executive positions with Wilson Sporting Goods Co., Electrolux Corporation, The Regina Company and Professional Golf Corporation. Mr. Wenz began his career in 1971 with Arthur Young & Company (predecessor of Ernst & Young) and left the firm as a Partner in 1983. Mr. Wenz is a certified public accountant.

         David C.W. Howell has been Executive Vice President and Chief Financial Officer of the Company since September 1995. He was President Asian Operations from December 1998 to October 2005. He was Vice President and Chief Accounting Officer from January 1994 to September 1995 and a director of the Company from January 1994 until May 2005 when he did not stand for re-election to the Board. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Society of Accountants.

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

         Denis Horton has been Managing Director of Radica U.K. Ltd. since April 2003 and President Radica Europe since January 2005. He has over 18 years of experience in the toy industry, previously having held Managing Director positions at Mattel U.K., Fisher Price and Tonka Europe. Prior to entering the toy industry, Mr. Horton worked in the food industry and held management positions at United Biscuits and H J Heinz Co., Ltd. Mr. Horton was promoted to President, International effective December 2005. He received his BA (Honors) degree in Business Studies from Nottingham Trent University, and is a Fellow of the Chartered Institute of Marketing in the U.K.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 33 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Laurence M. Scott, Jr. was appointed Senior Vice President Asian Operations in April 2002. Previously he was Managing Director - Asian Operations for iLogistix Singapore Supply Chain Management Pte. Limited. Prior to that he was Managing Director for MGA Entertainment (Hong Kong) Limited (1998 - 2000); Vice President - Operations for Atari Corporation (1992 - 1996) and then Vice President - Worldwide Materials for JTS Corporation (1996 - 1997) after Atari merged with JTS; and President and Managing Director for Radofin Electronics (Far East) Limited. (1975 - 1991). Mr. Scott has over 25 years experience with Asian Manufacturing Operations. He has a BSc. and MBA from the University of Southern California.

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

         Martin Frain joined Radica U.K. as Marketing Director in May 2004. Prior to that he was marketing manager at Hasbro U.K., where he worked from 1999. He entered the toy industry in 1993 when he started a games and toys distribution business in Southern Africa. Before entering the industry he was publishing director at licensing agency Americom, and a journalist on a daily newspaper. He received his MBA from the University of Bath.

         Queenie S.F. Lau joined the Company as Sales Manager in January 2004 and was promoted to Director of International Sales in January 2006. She has over 10 years experience in the toy industry. She received her Bachelor of Business degree in

Administrative Management from University of South Australia, Graduate Diploma in Marketing from The Chinese University of Hong Kong and is a member of the Chartered Institute of Marketing (U.K.).

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

         Benedict K.S. Tsang has been Engineering Director since April 2005. Prior to that, he was an Mechanical Engineering Manager from May 1999 to March 2005. He has 16 years' working experience in product design, manufacturing of household, networking products and toys industry. He received his BEng degree in Mechanical Engineering from University of Newcastle upon Tyne and Master degree in Polymer Engineering from University of Manchester Institute of Science &Technology.

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

COMPENSATION OF OFFICERS AND DIRECTORS

COMPENSATION

         In fiscal 2005, the aggregate amount of compensation paid to all executive officers and directors and former officers and directors for services in all capacities was approximately $4.3 million. In addition, bonus payments of $2.4 million were accrued in 2005 for 2005 performance and are expected to be paid in April 2006.

         In fiscal 2005, each outside (i.e. non-employee and non-affiliated) director of the Company received compensation according to the following schedule:

     o   Board retainer                                 $10,000 annually
     o   Quarterly board meeting fee                    $1,250 per meeting
     o   Committee retainer                             $4,000 annually (excluding Executive Committee)
     o   Audit chair additional retainer                $4,000 annually
     o   Other committee chairs additional retainer     $2,000 annually

         Payments were made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price. In addition to the above schedule for outside director compensation, where appropriate in light of the time commitment involved, the Company will compensate an outside director for accepting the responsibility of chairing an ad hoc or other special committee. Any such compensation will be included in the aggregate amount of compensation in the year in which it is paid (see, e.g., first paragraph of this section above.)

         Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Commencing in May 2005, upon each annual re-election to the Board of Directors, each outside director and the Chairman of the Board is entitled to receive 600 shares of restricted common stock per quarter commencing upon such re-election date (i.e. 2,400 shares per annum) at the then current market price. The weighted average price of the restricted common stock granted during 2005 was $8.75 per share. These shares become free of any restrictions, in equal annual installments, over two years from the date of grant.

         In addition, upon the initial election or appointment of a new outside director to the Board of Directors, such director is entitled to receive 5,000 shares of restricted common stock at the then-current market price. These shares become free of any restrictions, in equal annual installments, over two years from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Bengtson, Horton and Ms. Jeanne Olson have each entered into individual employment agreements with the Company. After giving effect to the latest renewals, the employment agreements are renewed automatically on an annual basis unless 90 days notice is given by either party, for periods of two years each, from July 2003 for Mr. Feely and from December 2002 for Messrs. Howell, Bengtson and Ms. Olson. The employment agreement for Mr. Horton from April 2003 continues unless 12 months notice is given by the Company or 6 months notice is given by the employee. Each employment agreement is terminable by the Company for cause. Under their agreements Messrs. Feely, Howell, Bengtson, Horton and Ms. Olson shall each receive minimum annual base salaries of $365,000, $250,000, $43,200, $238,500 and $275,000 (the amount for
Mr. Horton is stated in U.K. currency as (pound)132,500), respectively. The agreement with Mr. Bengtson, in operation since December 1995, is for part-time services. Under the terms of their employment agreements Messrs. Feely, Howell, Bengtson, Horton and Ms. Olson are eligible to participate in the Company's bonus plan. The employment agreements for Messrs. Feely, Howell, Horton and Ms. Olson contain certain restrictions on their involvement in businesses other than the Company during the course of their employment and certain provisions applicable after termination of employment which prohibit the solicitation of customers and other employees of the Company, employment or engagement with competing entities, or the disclosure of proprietary information of the Company. The Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. Upon the decision of the Compensation, Nomination & Governance Committee in March 2005, Mr. Bengtson, as a Chairman of the Board, was granted 2,500 stock options at the then market price of $8.48 per share in April 2005 and is entitled to receive the same stock compensation as independent directors effective April 1, 2005. In the agreement for Mr. Feely, he was granted 300,000 stock options of the Company common stock at the then market price of $3.625 per share, another 60,000 stock options at the then market price of $14.125 per share in November 1998 and a further 60,000 stock options at the then market price of $3.00 per share in May 2000, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, in May 2001, Mr. Feely would have been granted 60,000 stock options at the then market price provided he achieved certain conditions as stated in the agreements; however, these were not achieved. In the agreements for Mr. Howell, he was granted 25,000 stock options per annum of the Company common stock at the then market price of $3.00 and $2.90 per share in May 2000 and 2001 respectively. In June 2002, Mr. Howell was granted 25,000 stock options at the then market price, subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Ms. Olson, she had been granted 60,000 stock options upon initial employment and was granted an additional 40,000 stock options at the then market price of $3.45 per share in January 2002 subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. In the agreement for Mr. Horton, he had been granted 60,000 stock options of the Company common stock at the then market price of $4.43 in March 2003 upon initial employment subject to the terms and conditions of the agreement and the 1994 Stock Option Plan. Additionally, Messrs. Feely, Howell and Ms. Olson were granted 60,000, 25,000 and 25,000 stock options at the then market price, respectively in February 2001. Mr. Howell was granted 3,750 stock options in March 2002 for achieving certain requirements under an incentive plan. Based upon 2002 performance the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 60,000 options for Mr. Feely and 25,000 options for Ms. Olson and Mr. Howell. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would become vested in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of the stock options for accounting purposes. In March 2003, Mr. Feely was granted 120,000 options at the then market price of $4.43. In September 2004, Ms. Olson was granted 30,000 options at the then market price of $8.24. In December 2005, Mr. Horton was granted 40,000 stock options at the then market price of $8.81 per share.

         In addition to the foregoing, certain executive officers have change in control bonus agreements and non-competition agreements that may provide payments to such persons in certain circumstances. In the case of Messrs. Feely, Howell and Horton and Ms. Olson, these additional agreements are filed as exhibits to this Annual Report on Form 20-F.

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

         In fiscal year 2004, an aggregate of 137,000 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Omnibus Equity Incentive Plan to purchase the Company's shares at exercise prices ranging from $7.15 to $9.11 per share.

         In fiscal year 2005, an aggregate of 82,500 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Omnibus Equity Incentive Plan to purchase the Company's shares at exercise prices ranging from $7.90 to $8.81 per share.

         As a result of the foregoing, at the end of fiscal year 2005, after giving effect to all prior exercises and forfeitures of options, an aggregate of 1,238,152 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 812,250 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 115,000 outside director's options were outstanding at exercise prices ranging from $2.90 to $9.55 per share. During 2005, a total of 305,800 shares were issued upon the exercise of options, at exercise prices ranging from $2.0 to $8.35 per share. Prior to 2005, a total of 2,146,678 shares had been issued upon the exercise of options at exercise prices ranging from $0.57 to $11.0 per share.

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

(b) The following table is based on information available to the Company and identifies the owners of more than five percent (5%) of the registrant's common stock (based on their filings of Forms 13D or 13G) and the amount of common stock beneficially owned by the officers and directors as a group, as of February 28, 2006. The Company must rely on information provided by individual shareholders and therefore cannot verify its accuracy:

                         Identity of
     Title of Class      Person or Group                        Amount Owned       Percent of Class
     --------------      ---------------                        ------------       ----------------
     Common stock        Dito Devcar Corporation, et al. (1)       9,033,938              47.2%
     Common stock        Royce & Associates, LLC (2)               1,216,150               6.4%
     Common stock        RAD Partners 1999 LLC, et al. (3)         1,111,813               5.8%
     Common stock        Officers & Directors as a Group           2,434,915              12.7%

     (1)  Includes  shares  of  Common  Stock  owned  by the  following  related persons: Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, Plus Four Equity Partners LP, Dito Devcar Foundation and Richard H. Pickup. The ownership percentages of this group as reported in the Company's 2004 and 2003 Forms 20-F were 46.4% and 46.8%, respectively.

     (2) This shareholder reported ownership in excess of 5% of the outstanding Common Stock since 2004. The ownership percentages of this group as reported in the Company's 2004 Form 20-F was 5.2%

     (3) Includes shares of Common Stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, 92653 Trust, Busch Family Foundation and Timothy R. Busch, who is a director of the Company. The ownership percentages of this group as reported in the Company's 2004 and 2003 Forms 20-F were 5.8% and 8.9%, respectively.

(c) There are no arrangements known to the registrant which may at a subsequent date result in a change of control of the registrant.

(d) As of February 28, 2006, the Company had approximately 100 record holders of its Common Stock, and over 90% of such stock was held by U.S. holders.

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

         In the Company's Form 20-F for 2003, we reported that Albert J. Crosson, one of our directors, had a 1% beneficial interest in Crossfire, LLC, which in turn had a beneficial ownership of 450,000 shares of our common stock and the right for Crossfire to acquire an additional 400,000 shares over time from a limited liability company (RAD Partners 2001, LLC) which was controlled by RAD Partners 1999 LLC, one of our principal stockholders. Mr. Crosson has reported to the Company that in 2004 the additional 400,000 shares were acquired by Crossfire and RAD Partners 2001 was liquidated, but Mr. Crosson sold his interest in Crossfire to his four adult children. As a result, Mr. Crosson has disclaimed any beneficial ownership in common stock of the Company, other than through his ownership of stock options and restricted stocks acquired as a director of the Company.

         Additional  information on management  transactions  is contained under
Item 6 above.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements are included herein.

ITEM 9.  THE OFFER AND LISTING

         The Company's common stock is traded on the Nasdaq National Market under the symbol RADA. The Company's common stock is not traded on any foreign trading market. The following table lists the high and low stock price for each quarter of fiscal 2005 and fiscal 2004:

                                    Year ended               Year ended
                                December 31, 2005        December 31, 2004
                                -----------------        -----------------
                                High          Low        High          Low
                                ----          ---        ----          ---
First Quarter                 $ 9.51        $ 7.61     $11.64       $ 6.88
Second Quarter                  9.30          8.17       9.86         8.00
Third Quarter                   9.16          8.48      10.35         8.24
Fourth Quarter                 10.21          8.68      10.92         7.52

         The annual high and low stock prices in fiscal 2003 were $8.17 and $4.20; in fiscal 2002 were $4.60 and $3.40; and in fiscal 2001 were $4.90 and $1.625.

         The monthly high and low stock prices over the last six months in fiscal 2005 were $8.95 and $8.484 in July 2005; $9.16 and $8.58 in August 2005;
$9.10 and $8.70 in September 2005;  $9.45 and $8.70 in October 2005;  $10.21 and
$8.68 in November 2005; and $9.00 and $8.75 in December 2005.

         Radica Games Limited was formed in 1993 as a holding company and, through fiscal 2003, had not paid any dividends. Except to the extent set forth below, the Company intends to retain its earnings for operations and expansion of its business for the foreseeable future.

         On January 5, 2004, the Company announced a quarterly dividend program. In fiscal 2004 and 2005, the Company paid $3.0 million and $3.4 million in dividends to its shareholders.

         On January 6, 2006, our Board of Directors declared a dividend of $.05 per share payable on January 31, 2006, to shareholders of record as of January 16, 2005. The Board has also approved an initial target quarterly dividend of $.05 per share for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board. The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include our financial performance and on-going capital needs, our ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

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

         The transfer of shares of the Company between persons regarded as non-resident of Bermuda for exchange control purposes and the issuance of shares of the Company to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such shares being listed on the National Association of Securities Dealers Automated Quotation System. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

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

         As an exempted company, the Company is exempt from the usual Bermuda requirement which restricts the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not, unless authorized by its memorandum of association and with the consent of the Minister of Finance, participate in certain business transactions, including: (1) the acquisition and holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or with the Minister's consent, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000; (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda Government or a public authority; or (4) the carrying on of business of any kind or type whatsoever in Bermuda, either alone or in partnership, except, among other things, the carrying on of business of the Company with persons outside Bermuda.

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

         As of February 2006, Hong Kong has repealed the estate tax duty on Hong Kong estates.

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

         Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, and controlled foreign corporation, or CFC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States.

         Distributions in excess of the earnings and profits of the Company will be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Holder's basis in the Common Stock and then as gain from the sale or exchange of a capital asset. A corporate shareholder will not be eligible for the dividends-received deduction.

         Sale or Exchange of Common Stock. Subject to the PFIC and CFC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

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

INTEREST RATE SENSITIVITY

         The Company currently has no debt and borrowings that are sensitive to interest rate fluctuation. Our exposure to market rate risk for changes in interest rates relates primarily to our investment securities. We manage our interest rate risk by maintaining an investment portfolio primarily consisting of debt instruments of high credit quality and relatively short average maturities. We maintain sufficient cash and cash equivalent balances such that we are typically able to hold our investments to maturity. However, there is no assurance that we won't decide to retire any of these instruments early or that they will not be called by the issuer. As there can be no assurance as to how long these investments will be held, we classify these securities as either available-for-sale or trading investments.

         As of December 31, 2005, our cash equivalents and available-for-sale and trading investments included $15.9 million of debt securities, consisting primarily of money market funds and certificates of deposit. Notwithstanding our efforts to manage interest rate risks, there can be no assurances that we will be adequately protected against the risks associated with interest rate fluctuations.

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


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None or Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

         An evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) at December 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         During 2004, our board of directors determined that Theodore J. Eischeid qualified as an audit committee financial expert and that Mr. Eischeid was independent within the meaning of the listing standards applicable to Radica as a Nasdaq National Market company. However, on January 31, 2005, Mr. Eischeid was named President and Chief Operating Officer of Radica and resigned from the Audit Committee. Timothy R. Busch was then named Chairman of the Audit Committee in replacement of Mr. Eischeid. The board determined that Mr. Busch was an independent director within the meaning of such listing standards but made no determination that Mr. Busch would qualify as an audit committee financial expert. However, the board did determine that Mr. Busch met the financial sophistication requirement of such listing standards. On May 23, 2005, the board of directors determined that Richard E. Wenz qualified as an audit committee financial expert and that Mr. Wenz was independent within the meaning of the applicable listing standards and appointed him as the audit committee financial expert.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(US$ in thousands)       Audit fees    Audit-related fees    Tax fees    Total
                         ----------    ------------------    --------    -----

2004                          $ 283           $ 4                $ 91     $ 378
2005                            311            57                 137       505

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

         Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                                   PAGE

    Report of Independent Registered Public Accounting Firm                     F-1

    Consolidated Balance Sheets                                                 F-2

    Consolidated Statements of Income                                           F-3

    Consolidated Statements of Shareholders' Equity and Comprehensive Income    F-4

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

             Report of Independent Registered Public Accounting Firm


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with United States generally accepted accounting principles.




/s/ KPMG

Hong Kong, China
March 6, 2006

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2005 and 2004

(US dollars in thousands, except share data)                      2005      2004
                                                                  ----      ----
                                     ASSETS

Current assets:
  Cash and cash equivalents                                   $ 37,358  $ 27,614
  Investment securities                                         15,928    12,456
  Accounts receivable, net of allowance
  for doubtful accounts
  of $165 ($148 as at December 31, 2004)                        18,703    18,359
Inventories                                                     21,420    26,818
Prepaid expenses and other current assets                        4,196     3,374
Income taxes receivable                                            479       168
Deferred income taxes                                            3,237     1,850
                                                                 -----     -----

     Total current assets                                      101,321    90,639
                                                               -------    ------

Property, plant and equipment, net                              14,542    11,480

Goodwill                                                             -     6,015

Other assets                                                       833       854

Deferred income taxes                                              572       953
                                                                   ---       ---

        Total assets                                          $117,268  $109,941
                                                              ========  ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                             $ 6,580    10,770
  Accrued warranty expenses                                      2,056     1,070
  Accrued payroll and employee benefits                          3,833     1,486
  Other accrued liabilities                                      5,987     5,251
  Income taxes payable                                             417       287
                                                                   ---       ---

        Total current liabilities                               18,873    18,864
                                                                ------    ------

Commitments and contingencies

        Total liabilities                                       18,873    18,864
                                                                ------    ------

Shareholders' equity:
  Common stock
     par value $0.01 each,
     100,000,000 shares authorized,
     19,080,004 shares outstanding
     (18,738,112 as at December 31, 2004)                          191       187
  Additional paid-in capital                                     6,122     4,610
  Retained earnings                                             93,025    85,909
  Deferred compensation                                           (203)
  Accumulated other comprehensive (loss) income                   (740)      371
                                                                  ----       ---

       Total shareholders' equity                               98,395    91,077
                                                                ------    ------

       Total liabilities and shareholders' equity              $117,268 $109,941
                                                               ======== ========

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2005, 2004 and 2003

(US dollars in thousands,                         2005        2004          2003
  except per share data)                          ----        ----          ----


Revenues:

  Net sales                                       $162,779    $ 123,399     $ 105,200
  Cost of goods sold                              (101,927)     (81,576)      (65,350)
     (exclusive of items shown separately below)  --------      -------       -------
Gross profit                                        60,852       41,823        39,850
                                                    ------       ------        ------

Operating expenses:
  Selling, general and administrative expenses     (37,979)     (30,071)      (25,000)
  Research and development                          (4,908)      (4,164)       (3,895)
  Depreciation and amortization                     (1,984)      (1,693)       (2,033)
  Impairment of goodwill                            (6,015)      (3,536)            -
  Restructuring charge                                   -            -           (87)
                                                     -----        -----           ---
      Total operating expenses                     (50,886)     (39,464)      (31,015)
                                                   -------      -------       -------

Operating income                                     9,966        2,359         8,835

Other income                                           216          754           317

Foreign currency gain, net                             135          417           178

Interest income                                        859          765           344

Interest expense                                         -            -           (49)

Income before income taxes                          11,176        4,295         9,625
                                                    ------        -----         -----

(Provision) credit for income taxes                   (644)        (839)        2,866
                                                      ----         ----         -----

Net income                                        $ 10,532      $ 3,456      $ 12,491
                                                  ========      =======      ========

Net earnings per share:

     Basic                                          $ 0.55       $ 0.19        $ 0.69
                                                    ======       ======        ======

     Diluted                                        $ 0.54       $ 0.18        $ 0.66
                                                    ======       ======        ======

Weighted average number of common and
  common equivalent shares:

     Basic                                      18,993,263   18,653,471    18,016,789
                                                ==========   ==========    ==========

     Diluted                                    19,663,237   19,525,757    19,059,974
                                                ==========   ==========    ==========

Cash dividends declared and paid per share          $ 0.18       $ 0.16   $       -
                                                    ======       ======   =========

       See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                  Years ended December 31, 2005, 2004 and 2003


(US dollars in thousands)                Common stock                                                 Accumulated
                                         ------------        Additional                                 other          Total
                                     Number                   paid-in      Deferred      Retained    comprehensive   shareholders'
                                    of shares     Amount      capital     compensation   earnings    income (loss)     equity
                                    ---------     ------      -------     ------------   --------    -------------     ------

Balance at December 31, 2002        17,796,131       $ 178      $ 2,320            $ -    $ 72,946         $ (808)   $ 74,636

Net income                                   -           -            -              -      12,491              -      12,491
Unrealized loss on investment                -           -            -              -           -            (46)        (46)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                -           -            -              -           -            874         874
     net of nil tax                                                                                                       ---
Comprehensive income                                                                                                   13,319

Issuance of stock                        3,073           -           20              -           -              -          20
Stock options exercised, inclusive     426,000           4        1,177              -           -              -       1,181
     of $44 tax benefit                -------           -        -----            ---    --------           ----       -----

Balance at December 31, 2003        18,225,204       $ 182      $ 3,517            $ -    $ 85,437           $ 20    $ 89,156

Net income                                   -           -            -              -       3,456              -       3,456
Unrealized loss on investment
     securities available-for-sale,
     net of nil tax                          -           -            -              -           -            (90)        (90)
Foreign currency translation,
     net of nil tax                          -           -            -              -           -            441         441
                                                                                                                          ---
Comprehensive income                                                                                                    3,807

Issuance of stock                        2,272           -           21              -           -              -          21
Stock options exercised, inclusive
     of nil tax                        510,636           5        1,072              -           -              -       1,077
Dividends paid                               -           -            -              -      (2,984)             -      (2,984)
                                    ----------       -----      -------           ----      ------          -----      ------
Balance at December 31, 2004        18,738,112       $ 187      $ 4,610            $ -    $ 85,909          $ 371    $ 91,077

Net income                                   -           -            -              -      10,532              -      10,532
Unrealized gain on investment
     securities available-for-sale,
     net of nil tax                          -           -            -              -           -             45          45
Foreign currency translation,
     net of nil tax                          -           -            -              -           -         (1,156)     (1,156)
                                                                                                                       ------
Comprehensive income                                                                                                    9,421

Issuance of stock                          892           -            8              -           -              -           8
Issuance of restricted stock            35,200           1          307           (308)          -              -           -
Amortisation of restricted stock             -           -            -            105           -              -         105
Stock options exercised, inclusive     305,800           3        1,197              -           -              -       1,200
     of $93 tax benefit
Dividends paid                               -           -            -              -      (3,416)             -      (3,416)
                                    ----------       -----      -------         ------      ------         ------      ------
Balance at December 31, 2005        19,080,004       $ 191      $ 6,122         $ (203)   $ 93,025         $ (740)   $ 98,395
                                    ==========       =====      =======         ======    ========         ======    ========

   See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2005, 2004 and 2003

(US dollars in thousands)                                                       2005                2004               2003

Cash flow from operating activities:
Net income                                                                      $ 10,532             $ 3,456           $ 12,491
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Deferred income taxes                                                           (1,006)                109             (2,991)
  Depreciation and amortization                                                    1,984               1,693              2,033
  Impairment of goodwill                                                           6,015               3,536                  -
  (Gain) loss on disposal and write off of property, plant and equipment             (64)                (19)               102
  Compensatory elements of stock issuances                                           113                  21                 20
  Tax benefit from stock option exercises                                             93                   -                 44
  Realized gain on trading securities                                                (24)               (108)                 -
  Unrealized gain on trading securities                                              (19)                 (1)               (55)
  Proceeds from sale of trading securities                                         2,616              15,572                  -
  Purchases of trading securities                                                 (6,000)                  -            (18,000)
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                                      (999)             (2,518)               187
    Decrease (increase) in inventories                                             4,965             (11,416)             5,145
    Increase in prepaid expenses and other current assets                           (888)               (575)            (1,058)
    (Decrease) increase in accounts payable                                       (4,162)              4,397             (1,659)
    Increase (decrease) in accrued payroll and employee benefits                   2,385                 122             (1,415)
    Increase in accrued warranty expenses                                          1,023                  30                  -
    Increase (decrease) in other accrued liabilities                                 824               1,219             (1,938)
    (Increase) decrease in net income taxes receivable                              (181)              1,184               (443)

Net cash provided by (used in) operating activities                               17,207              16,702             (7,537)

Cash flow from investing activities:
Purchase of available-for-sale securities                                              -                   -            (10,000)
Proceeds from sale of property, plant and equipment                                  296               1,292                955
Purchase of property, plant and equipment                                         (5,270)             (2,504)              (932)

Net cash used in investing activities                                             (4,974)             (1,212)            (9,977)

Cash flow from financing activities:
Proceeds from stock options exercised                                              1,107               1,077              1,137
Dividends paid                                                                    (3,416)             (2,984)                 -
Decrease in short-term borrowings                                                      -                   -               (846)
Repayment of long-term debt                                                            -                   -             (1,825)

Net cash used in financing activities                                             (2,309)             (1,907)            (1,534)

Effect of currency exchange rate change on cash and cash equivalents                (180)                 87                300

Net increase (decrease) in cash and cash equivalents                               9,744              13,670            (18,748)

Cash and cash equivalents:
  Beginning of year                                                               27,614              13,944             32,692

  End of year                                                                   $ 37,358            $ 27,614           $ 13,944

Supplementary disclosures of cash flow information:
  Interest paid                                                                      $ -                 $ -               $ 50
  Income taxes paid                                                                2,019               1,084                538

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     Radica Games Limited (the "Company") principally manufactures and markets a diverse line of principally electronic entertainment products covering multiple product lines including casino and heritage electronic games, mechanical slot banks, the 20Q(TM) line of artificial intelligence games, youth electronic games, tabletop games, Play TV(R) games, the Girl Tech(R) girls electronic line, the Cupcakes(R) doll line, the Street Muttz(TM) plush line and video game accessories ("VGA") sold under the Gamester(R) brand. The Company, incorporated in Bermuda, is headquartered in Hong Kong and manufactures its products in its factory in Dongguan, People's Republic of China ("China"). The Company's shares are publicly traded on the NASDAQ exchange.

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

     Investment Securities
     Investment securities at December 31, 2005 and 2004 consist of certificates of deposit and money-market mutual fund investments. The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

     Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of investment securities are determined on a specific-identification basis and included in other income.

     A decline in the fair value of an investment security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of investment and considers whether evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Evidence considered in this assessment includes the cause of the decline, the severity and duration of the decline, changes in value subsequent to year-end and forecasted performance of the investment.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Trade Receivables
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and exceeding a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

     Inventories
     Inventories are stated at the lower of cost, determined by the weighted average method, or market. Write-downs are provided for potentially slow moving and obsolete inventory and inventory for which estimated net realizable value is below its carrying value based on management's analysis of inventory levels and future expected sales.

     Property, Plant and Equipment
     Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

     Plant, equipment and machinery                     4 to 5 years
     Furniture and equipment                            3 to 7 years

     In June 1994 the Company entered into a joint venture agreement with the local government to operate a factory. The joint venture agreement was established for the construction and operation of the factory. The Company contributed the cost of the construction of the factory to the joint venture while the local government contributed the land use rights of 50 years. The joint venture agreement term is 30 years after which it may be extended by 20 years to match the land use rights of 50 years. The joint venture partner has agreed to extend the joint venture agreement for 20 years when it expires without compensation and the Company intends to renew it. The payment for construction of the building is being depreciated over its estimated useful life of 50 years which corresponds to the term of the land use right. As the Company is depreciating the building over a 50-year period, the assets will have been fully depreciated at the end of such time. Costs of leasehold improvements are amortized over the estimated useful life of the asset (ranging from 2 to 5 years) or the term of the lease, whichever is shorter. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation or amortization are eliminated and any resulting gain or loss is included in the statement of income.

     The Company's real property in Hong Kong consists of purchased office space in an office building that was built on land that is owned by the Hong Kong government. When the Company purchased the office space, there was no separate amount paid to the government for the land use right. In Hong Kong, substantially all properties or buildings are built on land owned by the Hong Kong government for which a developer or owner is required to pay a land premium fee to the government for the land use right. This fee is paid by the developer at the time the developer commences the construction of the building. The developer is solely responsible for the payment. Properties, including office space, in Hong Kong are purchased and sold at their current market value with no additional lease payment required to be made. The Company depreciates its property in Hong Kong over 50 years, which is the shorter of the estimated useful life of the property or the term of the land use right lease.

     The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Goodwill
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of Statement of
     Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.

     Impairment of Long-lived Assets
     The Company evaluates the recoverability of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset which is the amount the asset can be bought and sold in a current transaction between willing parties.

     Revenue Recognition
     Revenue from product sales is recognized at the time of shipment and passage of title, which is in accordance with the terms of the sale, FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss.

     The Company records reductions to gross revenue for customer incentive programs, such as discounts and allowances to retailers and volume-based cash incentives. These customer incentives are determined based on the sale agreement with each individual customer and are provided for when the related revenue is recorded. The Company also records provisions against the gross revenue for estimated product returns in the period when the related revenue is recorded. In circumstances where the Company accepts return as a matter of contract or as a matter of practice, the Company recognizes revenue only if the following criteria are met at time of sale:
     (a) the Company's price to the buyer is substantially fixed or determinable at the date of sale; (b) the buyer has paid the Company, or the buyer is obligated to pay the Company and the obligation is not contingent on resale of the product; (c) the buyer's obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product; (d) the buyer acquiring the product for resale has economic substance apart from that provided by the Company; (e) the Company does not have significant obligations for future performance to directly bring about resale of the product by the buyer and; (f) the amount of future returns can be reasonably estimated. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities and current known trends. Should these actual product returns and allowances exceed those estimates, additional reductions to the Company's revenue would result.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Shipping and Handling Costs
     The Company records costs incurred for the shipping and handling of the products as cost of goods sold in the consolidated statements of income.

     Warranty
     The Company accrues for the estimated cost of product warranties at the time revenue is recognized. The estimated cost of warranty obligations is based on historical experience of known product failure rates and the terms of product warranties.

     Advertising
     The cost of media related advertising is expensed as incurred. In addition, the Company offers discounts to customers who advertise Radica products through cooperative advertising programs. The cooperative advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. The cooperative advertising costs are characterized as a cost rather than as a reduction of revenue if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the cooperative advertising benefit is determinable and greater than or equal to the cooperative advertising allowance provided to the retailer. Cooperative advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising and cooperative advertising expenses are recorded as selling, general and administrative expenses in the consolidated statements of income and amounted to approximately $12,335, $10,620 and $7,614 for the years ended December 31, 2005, 2004 and 2003, respectively.

     Research and Development
     Research and development costs are expensed as incurred. Research and development costs amounted to $4,908, $4,164 and $3,895 for the years ended December 31, 2005, 2004 and 2003, respectively.

     Foreign Currency Translation
     Assets and liabilities of foreign subsidiaries whose functional currency is not the US dollar are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders' equity.

     Post-retirement and Post-employment Benefits
     The Company does not have any  post-retirement,  post-employment or defined
     benefit  plans.  The  Company's   contributions  to  defined   contribution
     retirement plans are expensed as incurred.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes
     Deferred income taxes are accounted for under the asset and liability method. Under this method, deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable bases of assets and liabilities and the respective financial statement carrying amounts at each period end and operating loss carryforwards using enacted tax rates expected to apply in the year temporary differences are expected to be recovered or settled. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not considered to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Accounting for Stock Based Compensation
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including
     Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the period:

                                                          2005           2004            2003
                                                        --------       --------        --------
Net income as reported                                  $ 10,532        $ 3,456        $ 12,491
Add stock-based employee compensation expense                105              -               -
  determined under intrinsic-value-based
  method
Deduct total stock-based employee
  compensation expense determined under
  fair-value-based method for all rewards,
  net of tax                                               (576)          (551)           (496)
                                                        --------       --------        --------
Pro forma net income                                    $ 10,061        $ 2,905        $ 11,995
                                                        ========       ========        ========
Reported earnings per share
Basic                                                     $ 0.55         $ 0.19          $ 0.69
Diluted                                                   $ 0.54         $ 0.18          $ 0.66

Pro forma earnings per share
Basic                                                     $ 0.53         $ 0.16          $ 0.67
Diluted                                                   $ 0.51         $ 0.15          $ 0.63

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. Registrants are required to adopt SFAS No. 123R at the beginning of the next fiscal year that begins after June 15, 2005. The Company will adopt this Statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date.

     Earnings Per Share
     Basic earnings per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on earnings per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share as the effect would be anti-dilutive.

     Comprehensive Income
     Other comprehensive income refers to revenues, expenses, gains and losses that under United States generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income represented foreign currency translation adjustment and unrealized gains and losses on available-for-sale securities, net of tax.

     Use of Estimates
     The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment and inventories, allowances for doubtful receivables and deferred tax assets and reserves for warranties, product returns and customer sales incentives. Actual results could differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Commitments and Contingencies
     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Recently Issued Accounting Pronouncements
     In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in inventory cost as a component of overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 becomes effective for the Company on January 1, 2006. The Company does not expect that the adoption of SFAS No. 151 will have a significant effect on its consolidated financial statements.

     In May 2005, the FASB issued SFAS No.154, Accounting Changes and Error Corrections. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006. The impact on the Company's consolidated financial statements will depend on new pronouncements that are subsequently issued.

     In September 2005, the FASB Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value.
     EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company's consolidated financial statements as it is now constituted.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance became effective for reporting periods beginning after June 15, 2004, while the disclosure requirements became effective for annual reporting periods ending after June 15, 2004. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP EITF 03-1-1). FSP EITF 03-1-1 delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue 03-1. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain other-than-temporary Investments. This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. This statement specifically nullifies the requirements of paragraph 10-18 of EITF 03-1 and references existing other-than-temporary impairment guidance. The guidance under this FSP is effective for reporting periods beginning after December 15, 2005. The Company continued to apply relevant "other-than-temporary" guidance as provided for in FSP EITF 03-1-1 during fiscal 2005. The Company does not expect the implementation of FSP FAS 115-1 and FAS 124-1 will have a material impact on the Company's financial position or results of operations.

     Reclassifications
     Certain reclassifications have been made to prior year cash flows provided by (used in) operating activities to conform to the current year's presentation. The effect of currency exchange rate change on non-cash and cash equivalents items in 2004 and 2003 were reclassified to relevant line items in the cash flow statements. The reclassification resulted in an increase of $341 in the amount of net cash provided by operating activities in 2004 to $16,702 and a decrease of $563 in the amount of net cash used in operating activities to $7,537 in 2003. A similar reclassification was also made to cash flow from investing activities which resulted in an increase of $13 and $11 in the amounts of net cash used in investing activities in 2004 and 2003 respectively.

3.   INVESTMENT SECURITIES

     At December 31, 2005 and 2004, investment securities represent municipal fixed income and money market funds with readily determinable fair market values and certificates of deposit with original maturities in excess of three months. Investments classified as available for sale with maturities beyond one year have been classified as short-term based on their highly liquid nature and because the investments can be sold at any time and the Company intends to liquidate the investments within a year from the balance sheet date. As at December 31, 2005, the investment in certificates of deposit has a maturity within one year from the balance sheet date and has been classified as short-term investments.

     Management classifies investments securities at the time of purchase and reevaluates such classification at each balance sheet date. At December 31, 2005 and 2004, investments in certificates of deposit of $9,909 and $9,864, respectively were classified as "available-for-sale" and accordingly are reported at fair value with unrealized losses of approximately $91 and $136 reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, respectively. The Company also maintains investments of $6,019 and $2,592 classified as trading securities as of December 31, 2005 and 2004, respectively. These investments represent primarily municipal fixed income and money market funds subject to price volatility associated with any interest-bearing instrument.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

3.   INVESTMENT SECURITIES (Continued)

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale securities at December 31, 2005 and 2004 were as follows:

                                                            Gross              Gross
                                        Amortized         unrealized         unrealized
                                           cost          holding gains      holding losses       Fair value
                                     ---------------    ---------------    ---------------    ---------------
     At December 31, 2005
     Available for sale:
     Certificates of deposit              $ 10,000          $ -                 $  (91)           $ 9,909

     At December 31, 2004
     Available for sale:
     Certificates of deposit              $ 10,000          $ -                 $ (136)           $ 9,864

     The following table shows the gross unrealized losses and fair value of the Company's available for sale investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

                                    Less than 12 months     12 months or greater            Total
                                 ------------------------  -----------------------  ------------------------
                                              Unrealized                Unrealized               Unrealized
                                 Fair value     losses     Fair value     losses    Fair value     losses
                                 ----------   ----------   ----------   ----------  ----------   ----------
     Certificates of deposit        $9,909       $ (91)        $ -          $ -        $9,909      $ (91)

     The unrealized losses on the investments in certificates of deposit were caused by interest rate changes. The fair value amount above reflects the market price provided by the issuer of the security, assuming an early sale was to occur. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

3.   INVESTMENT SECURITIES (Continued)

     Net realized investment gains and net changes in unrealized gains (losses) on investments for the years ended December 31, 2005, 2004 and 2003 are summarized as follows:

                                                                    2005               2004               2003
                                                               ---------------    ---------------    ---------------
Net realized gains on investments
Available-for-sale                                                  $   -              $   -              $   -
Trading                                                                24                108                  -
                                                               ---------------    ---------------    ---------------
                                                                    $  24              $ 108              $   -
Net changes in unrealized gains (losses) on investments
Available-for-sale                                                  $  45              $ (90)             $ (46)
Trading                                                                19                  1                 55
                                                               ---------------    ---------------    ---------------
                                                                    $  64              $ (89)               $ 9
Net realized gains and changes
in unrealized gains (losses) on investments                         $  88              $  19                $ 9
                                                               ===============    ===============    ===============

     Following is a summary of the disposition and purchases of investment securities for the years ended December 31, 2005, 2004 and 2003:

                                                                Gross realized                Net realized
                                                      ----------------------------------    ---------------
                                       Amount             Gains              Losses              Gain
                                   ---------------    ---------------    ---------------    ---------------
Sales:
2005 -   Available-for-sale              $ -                $ -                $ -                $ -
         Trading                       2,616                 24                  -                 24

2004 -   Available-for-sale              $ -                $ -                $ -                $ -
         Trading                      15,572                108                  -                108

2003 -   Available-for-sale              $ -                $ -                $ -                $ -
         Trading                           -                  -                  -                  -

Purchases:
2005 -   Available-for-sale              $ -                $ -                $ -                $ -
         Trading                       6,000                  -                  -                  -

2004 -   Available-for-sale              $ -                $ -                $ -                $ -
         Trading                           -                  -                  -                  -

2003 -   Available-for-sale          $ 10,000               $ -                $ -                $ -
         Trading                       18,000                 -                  -                  -

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

4.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                           2005               2004
                                     ---------------    ---------------

     Raw materials                        $   2,085            $ 4,017
     Work in progress                         6,982              6,830
     Finished goods                          12,353             15,971
                                     ---------------    ---------------
                                           $ 21,420           $ 26,818
                                     ===============    ===============

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                    2005               2004
                                                               ---------------    ---------------
     Land and buildings                                              $ 10,251            $ 9,431
     Plant and machinery                                               10,767              8,142
     Furniture and equipment                                            8,064              8,196
     Leasehold improvements                                             3,307              3,067
     Construction-in-progress                                              -                265
                                                               ---------------    ---------------
                                                                     $ 32,389           $ 29,101
     Less: Accumulated depreciation and amortization                  (17,847)           (17,621)
                                                               ---------------    ---------------
     Total                                                           $ 14,542           $ 11,480
                                                               ===============    ===============

     In November 2002, the AICPA International Practices Task Force (the "Task Force") discussed an issue relating to accounting for land use rights in China. The Task Force view is that China land use rights are considered operating leases, as they are long-term leases of lands, which do not transfer title. As of December 31, 2005 and 2004, other assets of $833 and $854 respectively, comprise prepaid land use rights. The prepaid land use rights have a term of 50 years.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

6.   GOODWILL

     On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. As a result, the Company recorded the excess of net assets purchased (goodwill) of approximately $12,069 resulting from the adjusted purchase price. Goodwill having a net carrying value of $9,551 at January 1, 2002, the date of adoption of SFAS No. 142, was allocated to the Video Games Accessories ("VGA") reporting unit.

     The methods used in the Company's testing of goodwill impairment are as follows: 1) The Company determines the fair market value of the VGA reporting unit by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, the Company follows FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company's expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) The Company then compares the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. 3) To the extent the fair value of the VGA reporting unit is less than the carrying value, the second step is performed which compares the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill.

     In performing the goodwill impairment test for the year ended December 31, 2004, the Company recognized a goodwill impairment of $3,536 as the implied fair value of the VGA reporting unit was determined to be $6,015. The facts and circumstances leading to the goodwill impairment charge in 2004 were primarily the result of lower forecasted sales and cash flows which were largely predicated by the Company's new adopted strategy of concentrating on the innovative, higher margin sector of the VGA market. At December 31, 2004 the Company's carrying value of goodwill was $6,015 net of the impairment charge of $3,536.

     In performing the goodwill impairment test for the year ended December 31, 2005, the Company recognized a goodwill impairment of $6,015 as the implied fair value of the VGA goodwill was determined to be nil. The facts and circumstances leading to the goodwill impairment charge in 2005 were the result of a significant reduction in forecasted sales and cash flows which were a result of the platform transition of the Xbox to the Xbox 360, the expected transition in 2006 of Sony Playstation 2 to Playstation 3, as well as lower forecasted sales and cash flows for VGA products due to decrease in market demands. Prior to the introduction of the Xbox 360 platform, the Company attempted to negotiate a licensing agreement to manufacture and distribute Xbox 360 video games accessories but was unable to reach an agreement with Microsoft. Accordingly, sales of VGA are expected to be significantly lower as compared to previous years. After this impairment charge, the carrying value of goodwill as of December 31, 2005 was nil.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                   2005               2004
                                              ---------------    ---------------

     Accrued advertising expenses                 $   1,761           $    910
     Accrued license and royalty fees                 1,796              1,963
     Commissions payable                                 68                 93
     Other accrued liabilities                        2,362              2,285
                                              ---------------    ---------------
        Total                                     $   5,987          $   5,251
                                              ===============    ===============

8. INCOME TAXES

     The Company is incorporated in Bermuda where there is no income or profit tax. The Company's subsidiaries in Hong Kong, Macau, China, the United Kingdom and the United States are subject to applicable corporate income tax rates of 17.5%, 0%, 27%, 30% and 34% respectively.

     The components of income before income taxes are as follows:

                                    2005               2004               2003
                               ---------------    ---------------    ---------------
     United States                $     794          $   3,472          $   9,964
     Other countries                 10,382                823               (339)
                               ---------------    ---------------    ---------------
                                  $  11,176          $   4,295          $   9,625
                               ===============    ===============    ===============

     The provisions (credits) for income taxes consist of the following:

                                                       2005               2004               2003
                                                  ---------------    ---------------    ---------------
Current:
US Federal                                            $   1,174          $     147         $       38
US State                                                    171                127                  1
Other countries                                             305                456                 42
                                                  ---------------    ---------------    ---------------
Total current income tax provision                    $   1,650          $     730         $       81
                                                  ---------------    ---------------    ---------------
Deferred:
US Federal and State                                  $    (826)         $     900         $   (2,857)
Other countries                                            (180)              (791)               (90)
                                                  ---------------    ---------------    ---------------
Total deferred income tax (credit) provision          $  (1,006)         $     109         $   (2,947)
                                                  ---------------    ---------------    ---------------
Total income taxes provision (credit)                 $     644          $     839         $   (2,866)
                                                  ===============    ===============    ===============

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

8.   INCOME TAXES (Continued)

     Income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 were allocated as follows:

                                                               2005               2004               2003
                                                          ---------------    ---------------    ---------------
     Income from continuing operations                        $    644           $    839        $   (2,866)
     Shareholders' equity - compensation expense for
       tax purposes in excess of amounts recognized                (93)                 -               (44)
       for financial reporting purposes

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate is as follows:

                                                                    2005               2004               2003
                                                               ---------------    ---------------    ---------------
The US statutory rate                                               35%                35%                35%
Computed "expected" tax expense
at the US statutory rate                                            $   3,911          $   1,503          $   3,369
State tax, net of federal tax benefit                                     171                127                  1
Foreign tax rate differential                                         (4,534)            (1,028)              (807)
Expenses not deductible for taxation purposes                           1,070                 45                  -
Effect of change in effective rate on deferred tax                         88                  -                  -
Effect on opening deferred tax balances resulting
  from an increase in tax rate during the year                              -                  -              (478)
Change in valuation allowance                                             205                380            (4,476)
China tax rebates                                                       (340)              (212)              (472)
Other, net                                                                 73                 24                (3)
                                                               ---------------    ---------------    ---------------
Income tax provision (credit)                                        $    644           $    839        $   (2,866)
                                                               ===============    ===============    ===============

     The US statutory rate has been used because the majority of the Company's taxable income arises in the US. The Company's subsidiary in China is a Sino-foreign joint venture enterprise and subject to a statutory tax rate of 27%. The joint venture enterprise successfully applied for the designation as an "Export Oriented Enterprise", which resulted in the receipt of tax rebates, which effectively reduced the tax rate to 12% in 2005, 2004 and 2003.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

8.   INCOME TAXES (Continued)

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows at December 31:

                                                                    2005               2004
                                                               ---------------    ---------------
Deferred tax assets:
Property, plant and equipment                                     $       697        $       479
Net operating loss carryforwards                                        3,941              4,441
Accounts receivable                                                        45                 43
Accrued payroll and employee benefits                                     409                  -
Accrued sales allowance and warranty                                    1,361                580
Advertising allowances                                                    541                322
Alternative minimum tax credit                                              -                519
Inventories                                                               537                416
Other                                                                     184                 10
                                                               ---------------    ---------------
Total gross deferred tax assets                                         7,715              6,810
Valuation allowance                                                    (4,224)            (4,510)
                                                               ---------------    ---------------
Net deferred tax assets                                           $     3,491        $     2,300

Deferred tax liabilities:
Other                                                             $      (128)       $       (17)
                                                               ---------------    ---------------
Net deferred tax assets                                           $     3,363        $      2,283
Deferred tax charge on unrealized profits
 on intercompany sales                                                    446                520
                                                               ---------------    ---------------
Total deferred income taxes                                           $ 3,809            $ 2,803
                                                               ===============    ===============

     The valuation allowance was $8,159 at January 1, 2003. The increase (decrease) in the valuation allowance during the years ended December 31, 2003, 2004 and 2005 were $(4,476), $827 and $(286), respectively. No valuation allowance has been provided against the deferred tax charges on unrealized profits on intercompany sales.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

8.   INCOME TAXES (Continued)

     The following table represents the classification of the Company's deferred income taxes at December 31:

                                                  2005               2004
                                             ---------------    ---------------
                                                                 (unaudited)

     Current deferred tax assets                  $   2,791          $   1,330
     Non-current deferred tax assets                    572                953
     Deferred tax charges                               446                520
                                             ---------------    ---------------
     Total net deferred income taxes              $   3,809          $   2,803
                                             ===============    ===============

     As of December 31, 2005, the Company's  United Kingdom (UK)  subsidiary had
     approximately   $13,000  net  operating  loss   carryforwards   which  will
     carryforward indefinitely.

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

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the deferred tax assets, net of existing valuation allowances, as more likely than not to be realizable. The change in the valuation allowance during the years ended December 31, 2005, 2004 and 2003 primarily reflected the net effect of the change in deferred tax assets in respect of tax losses carried forward of the Company's UK subsidiary.

     The Company's operations involve a significant volume of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge of the Company's transfer pricing by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate the Company's claim regarding lack of permanent establishment in China, or other matters that may exist such as China's value added taxes, the Company is exposed to possible additional taxation that has not been accrued as it is not probable and reasonably estimable. Management believes that the potential tax contingencies for these items are not expected to have a material adverse effect on the financial statements.

9. RESTRUCTURING CHARGE

     In the second quarter of 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. During the year ended December 31, 2003, the Company completed the process of closing the UK R&D office and as of December 31, 2003, no restructuring reserve remained. During the years ended December 31, 2005 and 2004, no restructuring charges were incurred.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

10.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share as of December 31:

                                                               2005               2004               2003
                                                          ---------------    ---------------    ---------------
Numerator for basic and diluted earnings per share:
Net income                                                    $   10,532          $   3,456         $   12,491
                                                          ===============    ===============    ===============
Denominator:
Basic weighted average shares                                 18,993,263         18,653,471         18,016,789
Effect of dilutive options                                       669,974            872,286          1,043,185
                                                          ---------------    ---------------    ---------------
Diluted weighted average shares                               19,663,237         19,525,757         19,059,974
                                                          ===============    ===============    ===============
Basic earnings per share:                                      $    0.55          $    0.19          $    0.69
                                                          ===============    ===============    ===============
Diluted earnings per share:                                    $    0.54          $    0.18          $    0.66
                                                          ===============    ===============    ===============

     Options on 101,500, 54,000 and 136,500 shares of common stock for the years ended December 31, 2005, 2004 and 2003, respectively, were not included in computing diluted earnings per share since their effects were antidilutive.

11.  STOCK-BASED COMPENSATION

     Stock Options

     The Company's 1994 Stock Option Plan and 2004 Omnibus Equity Incentive Plan for employees and directors (together, the "Stock Option Plan") provides for options to be granted for the purchase of an aggregate of 4,200,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

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

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

11.  STOCK-BASED COMPENSATION (Continued)

     A summary of option activity is as follows:-

                                            2005                       2004                       2003
                                   -------------------------  -------------------------  -------------------------
                                                 Weighted                   Weighted                   Weighted
                                                 average                    average                    average
                                                 exercise                   exercise                   exercise
(Shares in thousands)               Shares        price        Shares        price        Shares        price
                                    ------       --------      ------       --------      ------       --------
Outstanding at
beginning of year                      1,583      $  4.39       1,947        $  3.41       2,313        $  4.05
Options granted                          112         8.27         187           8.36         370           5.10
Options exercised                      (306)         3.62       (510)           2.11       (426)           2.67
Options forfeited                       (36)         7.82        (41)           4.19       (310)          11.24
                                   ----------               ----------                 ----------
Outstanding at end of year            1,353       $  4.78      1,583         $  4.39      1,947         $  3.41
                                   ==========               ==========                 ==========

Options exercisable
at year end                           1,125       $  4.39      1,091         $  3.80      1,232         $  2.88
                                   ==========               ==========                 ==========

     The following is additional information relating to options outstanding as of December 31, 2005:

                                              Options outstanding                              Options exercisable
                           -----------------------------------------------------------   -----------------------------
                                                                    Weighted average
                                                Weighted average       remaining                         Weighted average
Exercise                        Number           exercise price       contractual          Number        exercise price
price range                    of shares           per share          life (years)       of shares         per share
-----------                    ---------        ----------------   ----------------      ----------     ---------------
(Shares in thousands)
    $ 1.090 to 2.000                 52             $ 1.73               3.63                   52           $  1.73
    $ 2.001 to 4.000                642               3.22               4.49                  637              3.23
    $ 4.001 to 6.000                278               4.37               6.97                  196              4.37
    $ 6.001 to 8.000                158               7.09               7.82                  136              7.11
    $ 8.001 to 10.000               206               8.60               8.62                   87              8.69
    $ 12.001 to 14.000               16              12.63               3.25                   16             12.63
    $ 18.001 to 20.000                1              20.00               2.00                    1             20.00
                               --------                                                   --------
                                  1,353             $ 4.80               5.97                1,125           $ 4.40
                               ========                                                   ========

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $2.78, $2.70 and $1.47 per option for the years ended December 31, 2005, 2004 and 2003, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

11.  STOCK-BASED COMPENSATION (Continued)

                                                       2005               2004               2003
                                                  ---------------    ---------------    ---------------
     Expected life of options                          3.2 years          3.5 years          3.6 years
     Risk-free interest rate                             4.0%               3.6%               2.8%
     Expected volatility of underlying stock              50%                45%                33%
     Dividends                                           2.2%               1.9%                 -


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

     Had the Company accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts disclosed in Note 2 to the consolidated financial statements.

     Common Stock

     The Company issued 1,492, 2,272 and 3,073 shares of common stock during the years ended December 31, 2005, 2004 and 2003, respectively, to directors who elected to receive some or all of their directors' fees in shares of the Company in lieu of cash. Shares issued, which were valued at the then current market price are recorded as an expense in the income statement and amounted to $8, $21 and $20 for the years ended December 31, 2005, 2004 and 2003, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

11.  STOCK-BASED COMPENSATION (Continued)

     Restricted Common Stock

     Commencing in May 2005, upon each annual re-election to the Board of Directors, each outside director and the Chairman of the Board is entitled to receive 600 shares of restricted common stock per quarter commencing upon such re-election date (i.e. 2,400 shares per annum) at the then current market price. The weighted average price of the restricted common stock granted during 2005 was $8.75 per share. These shares become free of any restrictions, in equal installments, over two years from the date of grant.

     In addition, upon the initial election or appointment of a new outside director to the Board of Directors, such director is entitled to receive 5,000 shares of restricted common stock at the then-current market price. These shares become free of any restrictions, in equal installments, over two years from the date of grant.

     The Company issued 35,200, nil and nil shares of restricted common stock during the years ended December 31, 2005, 2004 and 2003, respectively, to members of the Board of Directors as compensation for their services. The Company records deferred stock compensation related to the restricted shares of common stock which was measured based on the fair market value on the date of grant and is being amortized over the vesting period of two years. As of December 31, 2005, the Company had approximately $203 of unamortized deferred stock compensation related to restricted shares of common stock. Amortization of deferred stock compensation expense was $105, nil, and nil for the years ended December 31, 2005, 2004 and 2003, respectively. Future amortization of deferred stock compensation relates to restricted shares of common stock is estimated to be as follows:

                                             Amortization of
                                              deferred stock
                                               compensation
                                             -----------------
     2006                                            134
     2007                                             69
                                             -----------------
                                                 $   203
                                             =================

12. RETIREMENT PLANS

     In Hong Kong, the Company contributes to a mandatory provident fund and a defined contribution retirement plan covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions up to a certain percentage of the employee salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expense related to the Company's contributions was $237, $198 and $253 for the years ended December 31, 2005, 2004 and 2003, respectively.

     Radica's US and UK employees are eligible to participate in savings plans administered by independent trustees, all of which are defined contribution plans. The expense related to the Company's contributions was $121, $118 and $74 for the years ended December 31, 2005, 2004 and 2003, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

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

14. PLEDGE OF ASSETS

     At December 31, 2005, the Company has general banking facilities including overdraft and trade facilities totaling $5,050 available for immediate borrowing. The facilities are collateralized by leasehold land and buildings with an aggregate net book value of $1,969.

15. COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $849, $761 and $589 for the years ended December 31, 2005, 2004 and 2003, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2005, the Company was obligated under non-cancelable operating leases requiring future minimum rental payments as follows:

                                               Operating
                                                 leases
                                            ---------------

     2006                                           738
     2007                                           432
     2008                                           319
     2009                                           199
     2010                                           127
     Thereafter                                     666
                                            ---------------
     Total minimum lease payments             $   2,481
                                            ===============

     Joint Venture Agreement

     As of December 31, 2005, the Company is committed to pay a total of $3,263 in varying amounts over the remaining initial term of the joint venture agreement of 30 years until 2024 under the terms of the joint venture agreement with the local government in Dongguan, China (see note 2). The joint venture agreement term is 30 years after which it may be extended by 20 years to match the land use rights of 50 years. The joint venture partner has agreed to extend the joint venture agreement for 20 years when it expires without compensation and the Company intends to renew it. Upon expiration, the joint venture agreement may be extended by 20 years to match the land use right of 50 years. Payments to the joint venture partner over the renewal period will be subject to negotiation between the Company and the joint venture partner at that time.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

15.  COMMITMENTS AND CONTINGENCIES (Continued)

     Warranties

     The Company provides product warranties to its customers for a period of 90 days from the date of purchase for games and one year for video game accessories products. Details of the movement in the warranty provision during the years are presented in note 18.

     Licensing Commitments

     In the normal course of business, the Company enters into certain licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for minimum royalty amounts during the term of the contracts. Under the terms of agreements which contain provisions for future minimum payments, the Company is obligated to pay royalty amounts as follows:

                                                 Minimum
                                                 Payments
                                             ----------------

     2006                                           30
     2007                                          220
     Thereafter                                      -
                                             ----------------
                                                 $  250
                                             ================

     For the years ended December 31, 2005, 2004 and 2003, actual royalty payments made under contracts with minimum royalty provisions exceeded the minimum royalty amounts.

     Capital Commitments

     The Company has capital commitments of $207 at December 31, 2005 in respect of the construction and expansion of its manufacturing facilities in Dongguan, China.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

15.  COMMITMENTS AND CONTINGENCIES (Continued)

     Litigation

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (AutoID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson was contesting that the use of machines that incorporate this patented technology infringes on their intellectual property ("IP") rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson was stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which had bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that Lemelson's patent claims are invalid. On September 9, 2005, Lemelson's appeal to the Court of Appeals for the Federal Circuit was denied and the judgment of the District Court was affirmed. Subsequently, Lemelson filed a Petition for Panel Rehearing and Rehearing En Banc to review the Court of Appeals' September 9, 2005 Order that affirmed the judgment of the District Court. On November 16, 2005 the Court of Appeals for the Federal Circuit affirmed its September 9, 2005 ruling and denied the Petition for Rehearing En Banc. The prior pending claim or litigation, specifically, Lemelson Medical Education Foundation v. ESCO Electronics, et al.; CIV-00-0660 PHX HRH in the U.S. District Court for the District of Arizona was dismissed with prejudice and final judgment was entered in favor of Radica on February 3, 2006.

     In 2005, the Company and its subsidiary Radica (Macao Commercial Offshore) Limited (the "Radica parties") were involved in litigation initiated by AtGames Holdings Limited which challenged the exclusivity of Radica's rights to the Play TV Sega Genesis games. In late December 2005, the arbitrator issued an interim decision in favor of Sega Corporation in its arbitration against AtGames. Subsequently, in January 2006, AtGames voluntarily dismissed (without prejudice) its complaint against Radica and Radica Macao. At present, there is no pending litigation or arbitration against Radica arising out of this matter. However, the Company is considering whether to take legal action against the other companies involved in this matter with respect to infringement of the Company's intellectual property rights and, if such action is taken, counterclaims may be made against the Radica parties.

16.  CONCENTRATIONS OF RISK

     Dependence on Major Customers

     Historically, a significant portion of the Company's sales have been concentrated with a few large retail customers. Most of the Company's retail customers operate on a purchase order basis and the Company does not have long-term contracts with its retail customers. While the Company believes it has good relationships with its major retail customers, the loss of one or more of these retail customers would have an adverse effect on its operating results.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

16.  CONCENTRATIONS OF RISK (Continued)

     The top six customers for each of the three years ended December 31, 2005, 2004 and 2003 were as follows:

                                                      % OF SALES
       CUSTOMER NAME                              FOR THE FISCAL YEAR
                                            2005          2004          2003
                                            ----          ----          ----
       1.  Wal-Mart (USA)                  30.8%         24.5%         31.9%
       2.  Target (USA)                    11.9%          9.6%          5.5%
       3.  Toys`R'Us (USA)                  8.9%         10.0%          8.9%
       4.  Kohl's (USA)                     5.5%          2.6%          2.5%
       5.  Argos (U.K.)                     4.6%          6.7%          8.0%
       6.  Hasbro (USA)                     3.3%          4.5%          8.2%

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

     Dependence on Suppliers and Subcontractors

     The Company is dependent on suppliers for the components and parts that it assembles to produce its products. An interruption of the supply of LCDs, semiconductor chips or other supplies from a supplier could result in significant production delays. Additionally, recent increases in oil prices have resulted in significant price increases from suppliers of plastics. Most of the Company's products are primarily made from plastic. While the Company's products also contain significant electronic components and the cost of the plastic may not be the most significant material costs, if oil prices continue to rise, it could result in additional increases in the price of plastic, which would increase its product costs and subsequently reduce the Company's profits. The Company is also encountering increases in the costs of other materials such as copper, which is used in a number of its electronic components, that could also potentially impact product costs.

     The Company also relies on outside manufacturers for production of some of its electronic games and video game accessories. While the majority of the Company's production occurs in its own factory, manufacturer delays or shutdowns could have a significant impact on future sales of certain products.

     Licenses and Royalties

     The Company has entered into various license and royalty agreements in which it pays fees in exchange for rights to use product inventions or trademarked names, shapes and likenesses for use in development of its product lines. The agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. See note 15 for further information. The Company's license and royalty agreements are based on a fixed percentage of sales made during the period in order to maintain or extend the rights to its existing licenses. Several of the Company's licenses apply to products that generate a large volume of sales. Were the Company unable to maintain these licenses or renew them upon expiration, the lost sales could have a significant impact on future earnings.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

17.  SEGMENT INFORMATION

     The Company's chief operating decision-maker (or "CODM") is comprised of a group of executive management. The Company's CODM reviews operating results and operating plans and makes resource allocation decisions on a company-wide or aggregate basis. The Company has one reportable segment which is the Games and Youth Electronic business. This business develops, manufactures and markets a diverse line of games and electronic entertainment products. In prior years, the Company had disclosed the Video Game Accessories ("VGA") business as a reportable segment. However, VGA is no longer a reportable segment in 2005. The Company's CODM no longer views the VGA business as a separate segment for either reporting purposes or for making decisions about resource allocation as the VGA business is immaterial (VGA business represented 4.5% of the consolidated revenue for 2005). Accordingly, as of and for the year ended December 31, 2005, the Company has only one reportable segment.

     Revenues from external customers by product category including revenue derived from manufacturing services are summarized as follows:

                                             2005               2004               2003
                                       ---------------    ---------------    ---------------
     Electronic Games                      $  125,965         $   80,640         $   62,374
     Youth Electronics                         17,868             17,038             15,227
     Other Toys                                 2,839              3,490                  -
     Video Games Accessories                    7,266             12,840             14,294
     Manufacturing Services                     8,841              9,391             13,305
                                       ---------------    ---------------    ---------------
     Total net revenues                    $  162,779         $  123,399         $  105,200
                                       ===============    ===============    ===============

     Manufacturing services is not considered an operating segment because the CODM has not analyzed or assessed the performance of manufacturing services as a separate line of business or an operating segment, but rather as a type of service that generates auxiliary income to the Company and helps fill excessive production capacity during non-peak production seasons.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

17.  SEGMENT INFORMATION (Continued)

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment and other long-lived assets:

                                                2005               2004               2003
                                           ---------------    ---------------    ---------------
     Net sales:
       United States                           $  109,979         $   81,542         $   72,520
       United Kingdom                              18,773             18,156             13,189
       New Zealand                                  1,292              1,094                152
       Japan                                        2,713              1,591                930
       Europe                                      10,851              3,744              3,292
       Canada                                       4,045              3,471              2,191
       Australia                                    5,547              4,387              1,970
       Other countries                              9,579              9,414             10,956
                                           ---------------    ---------------    ---------------
                                               $  162,779         $  123,399         $  105,200
                                           ===============    ===============    ===============
     Long-lived assets:
       United States                           $      450          $   6,534          $   9,937
       United Kingdom                                 102                147                114
       China and Hong Kong                         14,823             11,668             12,283
                                           ---------------    ---------------    ---------------
                                               $   15,375         $   18,349         $   22,334
                                           ===============    ===============    ===============

     Included in the long-lived assets was goodwill of $nil, $6,015 and $9,551 as of December 31, 2005, 2004 and 2003, respectively.

                              RADICA GAMES LIMITED

                 (YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003)
                (US dollars in thousands, except per share data)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                                      Balance at                                               Balance at
                                                       beginning         Charged to        Utilization /         end of
                                                        of year         income statement    write-offs            year
                                                    ----------------   ----------------   ----------------   ----------------

2005
Allowance for doubtful accounts                           $     148         $       34        $      (17)          $     165
Allowance for estimated sales returns                           924                401              (840)                485
Accrued warranty expenses                                     1,070              3,386            (2,400)              2,056
Allowance for sales programs                                  1,911              3,991            (3,320)              2,582
Allowance for co-operative
  marketing and advertising expenses                          1,196              2,573            (2,008)              1,761
                                                    ----------------   ----------------   ----------------   ----------------
                                                          $   5,249         $   10,385        $   (8,585)          $   7,049
                                                    ================   ================   ================   ================

2004
  Allowance for doubtful accounts                         $     251         $        6        $     (109)          $     148
  Allowance for estimated sales returns                       1,390              1,145            (1,611)                924
  Accrued warranty expenses                                   1,040              1,903            (1,873)              1,070
  Allowance for sales programs                                2,893              2,834            (3,816)              1,911
  Allowance for co-operative
    marketing and advertising expenses                        1,091              1,883            (1,778)              1,196
                                                    ----------------   ----------------   ----------------   ----------------
                                                          $   6,665         $    7,771        $   (9,187)          $   5,249
                                                    ================   ================   ================   ================

2003
  Allowance for doubtful accounts                          $    315         $      114        $     (178)          $     251
  Allowance for estimated sales returns                       1,247              1,079              (936)              1,390
  Accrued warranty expenses                                   1,040              2,495            (2,495)              1,040
  Allowance for sales programs                                3,591              2,809            (3,507)              2,893
  Allowance for co-operative
    marketing and advertising expenses                        1,242              1,480            (1,631)              1,091
                                                    ----------------   ----------------   ----------------   ----------------
                                                          $   7,435          $   7,977        $   (8,747)          $   6,665
                                                    ================   ================   ================   ================

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                RADICA GAMES LIMITED




Date:          March 30, 2006                   /s/ Craig D. Storey
         ----------------------------           -------------------------------
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

4.6(a) Amendment No. 2 to Employment Agreement, dated as of February 1, 2005, between Radica USA and Jeanne Olson (incorporated by reference to exhibit 4.6(a) to the filing of the registrant identified in footnote 9 below).

*4.7 Change in Control Bonus Agreement, dated as of March 1, 2006, between Radica USA and Jeanne Olson.

4.8       [Reserved]

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

4.16(a) Agreement No. 2 to Employment Agreement dated as of January 31, 2005 among Radica USA, Radica Games Limited and Patrick Feely (incorporated by reference to exhibit 4.16(a) to the filing of the registrant identified in footnote 9 below).

*4.17 Change in Control Bonus Agreement, dated as of March 1, 2006, among Radica USA, Radica Games Limited and Patrick Feely.

*4.18 Agreement (in connection with Executive's sale of shares), dated as of March 1, 2006, among Radica USA, Radica Games Limited and Patrick Feely.

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

4.20(a) Amendment No. 2 to Employment Agreement, dated as of February 18, 2005, between Radica Games Limited and David C.W. Howell (incorporated by reference to exhibit 4.20(a) to the filing of the registrant identified in footnote 9 below).

*4.21 Change in Control Bonus Agreement, dated as of March 1, 2006, between Radica Games Limited and David C.W. Howell.

*4.21(a) Agreement (in connection with Executive's sale of shares), dated as of March 1, 2006, between Radica Games Limited and David C.W. Howell.

4.22      Employment  Agreement,  dated as of April 7,  2003,  among  Radica  UK
          Limited, Radica Games Limited and Denis Horton (incorporated by reference to exhibit 4.22 to the filing of the registrant identified in footnote 8 below).

*4.23 Change in Control Bonus Agreement, dated as of March 1, 2006, among Radica UK Limited, Radica Games Limited and Denis Horton.

*4.24 Agreement (in connection with Executive's sale of shares), dated as of March 1, 2006, among Radica UK Limited, Radica Games Limited and Denis Horton.

*6.1      Statement re Computation of Per Share Earnings.

*8.1      List of subsidiaries

*12.1     Section 302 Certification of Patrick S. Feely

*12.2     Section 302 Certification of David C.W. Howell

*13.1     Section 906/1350 Certification of Patrick S. Feely

*13.2     Section 906/1350 Certification of David C.W. Howell

*15.1     Statement re Selected Quarterly Financial Data

*15.2     Consent of KPMG


-------------------------------

(1) Incorporated by reference to Registration Statement on Form F-1, File No. 33-75794, filed by the Registrant.

(2)  Incorporated by reference to Form 20-F for the year ended October 31, 1994.

(3)  Incorporated by reference to Form 20-F for the year ended October 31, 1996.

(4)  Incorporated by reference to Form 20-F for the year ended October 31, 1997.

(5)  Incorporated by reference to Form 20-F for the year ended October 31, 1998.

(6) Incorporated by reference to Form 20-F for the year ended December 31, 2000.

(7) Incorporated by reference to Form 20-F for the year ended December 31, 2001.

(8) Incorporated by reference to Form 20-F for the year ended December 31, 2003.

(9) Incorporated by reference to Form 20-F for the year ended December 31, 2004.


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

EXHIBIT 4.7


                        CHANGE IN CONTROL BONUS AGREEMENT
                             Effective March 1, 2006


          THIS CHANGE IN CONTROL BONUS AGREEMENT is entered into as of March 1, 2006 by and between Radica Games Limited ("Radica"), Radica Enterprises Ltd ("Radica USA") and Jeanne Olson ("Employee").

          WHEREAS, Employee has substantial executive management experience;

          WHEREAS, Radica and Radica USA would like to secure the continued services of Employee and to ensure her continued dedication to her duties in the event of the occurrence of a Change in Control;

          WHEREAS, Radica and Radica USA would like to enhance the value of Radica and Radica USA by motivating superior performance by means of an incentive that is directly related to value received by Radica in a sale;

SECTION 1      CHANGE IN CONTROL

     1.1. In the case of the following events (each a "Change in Control"), and subject to the other terms of this Agreement, Employee will be eligible to receive the Bonus described in Section 2:

          (a) the consummation of a merger, consolidation, statutory share exchange, short form merger or similar form of corporate transaction involving Radica or any member of the Radica Group including by way of acquisition of shares (a "Business Combination"), unless immediately following such Business
Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Radica Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Radica Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Radica Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or an existing Radica shareholder, with greater than 50% beneficial ownership of the Radica Voting Securities prior to the Business Combination, whose percentage beneficial ownership compared to the other Radica shareholders in existence immediately prior to the Business Combination does not change on consummation of the Business Transaction), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent

Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

          (b) the consummation of a sale of all or substantially all of Radica's assets (a "Sale") in one or a series of related transactions. For purposes of this Agreement, a sale of assets representing 50% or more of the book value, revenues or net income of Radica shall be deemed to be a sale of "substantially" all of the assets of Radica.

SECTION 2      BONUS AND PAYMENT

     2.1. Bonus Amount. In case of a Change in Control that occurs on or before March 1, 2007, or a Change in Control that occurs as a result of a definitive agreement that is signed on or before March 1, 2007, the amount of the Bonus will be $100,000.00.

In each case the Bonus amount is subject to the adjustments described in Section
2.3 and the conditions described in Section 3.

     2.2. Payment. Provided that the conditions specified in Section 3 are satisfied and subject to Section 4, within 10 days following a Change in Control, Radica will pay to Employee an amount in cash equal to the Bonus, as stated in Section 2.1.

SECTION 3      CONDITIONS TO RECEIVE BONUS

     3.1. Employee will not be entitled to receive a Bonus and will forfeit all rights with respect to the Bonus if for any reason Employee is not an employee of any member of the Radica Group on the date of the Change in Control.

     3.2. Notwithstanding the foregoing, if Employee is terminated prior to the Transaction Date by Radica or Radica USA without Cause, Employee will be entitled to receive the Bonus that would have become due and payable had she remained an employee through such date.

SECTION 4      TERM, EXPIRATION AND AMENDMENT

     4.1. This Agreement is effective as of March 1, 2006 and will expire as follows: If a Change in Control has not occurred prior to March 1, 2007, all Bonuses will be forfeited and will be of no further force or effect; provided however that if a definitive agreement has been executed on or prior to March 1, 2007 that would result in a Change in Control upon consummation, then this Agreement will expire on the earlier of (i) December 31, 2007 or (ii) the termination of such definitive agreement. If a Change in Control occurs after the expiration of this Agreement, Employee will not be entitled to any Bonus.

     4.2. This Agreement may be amended or terminated only with the written consent of all parties hereto.

SECTION 5      MISCELLANEOUS

     5.1. This Agreement is not in any way intended to create any guaranteed period of continued employment; Employee's employment shall at all times continue to be governed by the terms of her Employment Agreement. Participation in this Agreement will not constitute or imply any employment rights.

     5.2. No Bonus will be assignable or transferable other than by will or by the laws of descent and distribution, nor will such Bonus be subject to alienation, assignment, garnishment, execution or levy of any kind.

     5.3. Radica will have the right to withhold from any payment made under this Agreement any Federal, State or local taxes required by law to be withheld with respect to the payment of the Bonus.

     5.4. Any Bonus under this Agreement will constitute a special incentive payment to Employee and will not be taken into account in computing the amount of salary or compensation of Employee for the purpose of determining any benefits under any pension, retirement, profit sharing, bonus, life insurance, severance or other compensation or benefit plan of the Radica Group or under any agreement with the Employee, unless such plan or agreement specifically provides otherwise.

     5.5. All rights and obligations under this Agreement will be construed and interpreted in accordance with the laws of the State of Nevada, applicable to agreements made and wholly to be performed in the State of Nevada.

     5.6. If any contest or dispute shall arise under this Agreement, Radica or Radica USA shall reimburse Employee, within 10 days following the resolution of such contest or dispute, for all reasonable legal fees and expenses, if any, incurred by Employee in connection with such contest or dispute (regardless of the result thereof); provided, however, Employee shall be required to repay any such amounts to Radica or Radica USA to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by Employee was frivolous or advanced by Employee in bad faith.

     5.7. It is Radica Group's and the Employee's intention that this Agreement comply with Section 409A of the U.S. Internal Revenue Code of 1986, as amended. If either party believes, at any time, that this Agreement as amended does not so comply, it will promptly advise the other and will negotiate reasonably and in good faith to amend the terms of this Agreement such that they comply and that amendment will have the most limited possible economic effect on Radica Group and the Employee.

     5.8 For the avoidance of doubt, it is agreed that the non-competition, non-solicitation and confidentiality agreement dated March 31, 2003, among executive, Radica and Radica USA has been terminated.

SECTION 6      DEFINITIONS

     6.1. Bonus has the meaning set forth in Section 2.1.

     6.2. Business Combination has the meaning set forth in Section 1.1(a).

     6.3. Cause has the meaning set forth in Section 1(a) of the Employment Agreement.

     6.4. Employee means Jeanne Olson.

     6.5. Employment Agreement means the Employment Agreement dated as of December 15, 2001, Amendment No. 1 dated as of March 31, 2003, and Amendment No. 2 dated as of February 1, 2005 between Radica, Radica USA and Employee

     6.6. Incumbent Directors means individuals who, on January 1, 2005, constitute the Board of Directors of Radica, provided that any person becoming a director subsequent to January 1, 2005, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of Radica in which such person is named as a nominee for director, without written objection to such nomination), shall also be an Incumbent Director.

     6.7. Radica means Radica Games Limited.

     6.8. Radica Group means Radica, Radica USA and any other corporation or other entity which at the relevant times is more than fifty percent (50%) owned, directly or indirectly, by Radica.

     6.9. Radica Voting Securities means securities of Radica representing 50% or more of the combined voting power of Radica's then outstanding securities eligible to vote for the election of the Board of Directors.

     6.10. Radica USA means Radica Enterprises Ltd.

     6.11. Sale has the meaning set forth in Section 1.1(b).

     6.12. Transaction Date means the date on which a Sale or Business Combination is consummated.

     6.13. Transaction Price means the total amount of consideration received by the shareholders of Radica or, in the event of a Change in Control described in 1.1(b), the aggregate consideration received by Radica (allocable to shareholders on an after-tax basis assuming a dividend of such proceeds as determined by the Compensation Committee). For purposes of this Section, any notes or deferred payment received in connection with the Sale or Business Combination (that are not contingent on the future performance of Radica or other factor) shall be treated as cash consideration and valued at its face-value or principal amount. The fair market value of any non-cash consideration will be determined in good faith by the Compensation Committee of the Board; provided that the fair market value of any security for which there is an established public market will be equal to the average of the closing market prices for such security over the ten trading days prior to the Transaction Date and provided further that in their evaluation of any such non-cash consideration for which there is not an established public market, the Compensation Committee will seek and rely upon the advice of a an outside valuation consultant or investment banking firm.

The parties acknowledge that the provisions described above in this Section 6.13 reflect their intention to calculate the Transaction Price. In the event any definitive agreement for the sale of Radica approaches this issue in a manner not addressed in this Agreement, the parties will negotiate in good faith to make any adjustments to the methodology for calculating the Transaction Price as may be necessary and appropriate to fairly implement the intention of the parties as reflected in this Agreement.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.



RADICA GAMES LIMITED                                 JEANNE OLSON



By:      /s/ Patrick S. Feely                        By:      /s/ Jeanne Olson
      ---------------------------------                 ----------------------



RADICA ENTERPRISES



By:      /s/ Patrick S. Feely
         --------------------

EXHIBIT 4.17



                        CHANGE IN CONTROL BONUS AGREEMENT
                             Effective March 1, 2006


          THIS CHANGE IN CONTROL BONUS AGREEMENT is entered into as of March 1, 2006 by and between Radica Games Limited ("Radica"), Radica Enterprises Ltd ("Radica USA") and Patrick Feely ("Employee").

          WHEREAS, Employee has substantial executive management experience;

          WHEREAS, Radica and Radica USA would like to secure the continued services of Employee and to ensure his continued dedication to his duties in the event of the occurrence of a Change in Control;

          WHEREAS, Radica and Radica USA would like to enhance the value of Radica and Radica USA by motivating superior performance by means of an incentive that is directly related to value received by Radica in a sale;

SECTION 1      CHANGE IN CONTROL

     1.1. In the case of the following events (each a "Change in Control"), and subject to the other terms of this Agreement, Employee will be eligible to receive the Bonus described in Section 2:

          (a) the consummation of a merger, consolidation, statutory share exchange, short form merger or similar form of corporate transaction involving Radica or any member of the Radica Group including by way of acquisition of shares (a "Business Combination"), unless immediately following such Business
Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Radica Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Radica Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Radica Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or an existing Radica shareholder, with greater than 50% beneficial ownership of the Radica Voting Securities prior to the Business Combination, whose percentage beneficial ownership compared to the other Radica shareholders in existence immediately prior to the Business Combination does not change on consummation of the Business Transaction), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent

Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

          (b) the consummation of a sale of all or substantially all of Radica's assets (a "Sale") in one or a series of related transactions. For purposes of this Agreement, a sale of assets representing 50% or more of the book value, revenues or net income of Radica shall be deemed to be a sale of "substantially" all of the assets of Radica.

SECTION 2      BONUS AND PAYMENT

     2.1. Bonus Amount. In case of a Change in Control that occurs on or before March 1, 2007, or a Change in Control that occurs as a result of a definitive agreement that is signed on or before March 1, 2007, the amount of the Bonus will be calculated as set forth below; provided that for any Transaction Price between a Transaction Price listed below (above $197,000,000) and the next higher price, the amount of the Bonus will be calculated by interpolating between the relevant Bonus and the next higher Bonus amount:

------------------------------------- -----------------------------------
         Transaction Price                          Bonus
 (aggregate consideration received
             by Radica)
------------------------------------- -----------------------------------
------------------------------------- -----------------------------------
Less than $197,000,000                $0
------------------------------------- -----------------------------------
------------------------------------- -----------------------------------
$197,000,000                          $330,000
------------------------------------- -----------------------------------
------------------------------------- -----------------------------------
$216,700,000                          $390,000
------------------------------------- -----------------------------------
------------------------------------- -----------------------------------
$236,400,000                          $450,000
------------------------------------- -----------------------------------
------------------------------------- -----------------------------------
$256,100,000                          $510,000
------------------------------------- -----------------------------------

In each case the Bonus amount is subject to the adjustments described in Section
2.3 and the conditions described in Section 3.

     2.2. Payment. Provided that the conditions specified in Section 3 are satisfied and subject to Section 4, within 10 days following a Change in Control, Radica will pay to Employee an amount in cash equal to the Bonus, as calculated in Section 2.1.

     2.3. Special Payment Provisions. In the case of a Business Combination or Sale, if the terms of the definitive agreement that results in the Change in Control involve any provisions:

          (a) pursuant to which a part of the Transaction Price will be paid to Radica or the Radica shareholders in one or more installments after the Business Combination or Sale or any other deferral of the payment of the Sale Price, then payment of the Bonus will be pro-rated so that:

          (i) a portion of the Bonus, based on the portion of the Transaction Price paid to Radica or the Radica shareholders at the Transaction Date, will be paid to the Employee in accordance with Section 2.2 above and

          (ii) an additional portion of the Bonus will be paid to Employee within 10 days following the date any additional portion of the Transaction Price is paid to Radica or the Radica shareholders.

          (b) that would require the buyer to pay or cause to be paid to Radica an amount which would result in an increased Transaction Price (after the Transaction Date), such as pursuant to an earn-out provision or otherwise, then at the time such additional amount is paid to Radica, the Transaction Price will be recalculated to include such additional amount and Radica will pay to Employee the resulting Bonus within 10 days following the date such additional amount is paid to Radica, less any portion of the Bonus already paid.

SECTION 3      CONDITIONS TO RECEIVE BONUS

     3.1. Employee will not be entitled to receive a Bonus and will forfeit all rights with respect to the Bonus if for any reason Employee is not an employee of any member of the Radica Group on the date of the Change in Control.

     3.2. Notwithstanding the foregoing, if Employee is terminated prior to the Transaction Date by Radica or Radica USA without Cause, Employee will be entitled to receive the Bonus that would have become due and payable had he remained an employee through such date.

SECTION 4      TERM, EXPIRATION AND AMENDMENT

     4.1. This Agreement is effective as of March 1, 2006 and will expire as follows: If a Change in Control has not occurred prior to March 1, 2007, all Bonuses will be forfeited and will be of no further force or effect; provided however that if a definitive agreement has been executed on or prior to March 1, 2007 that would result in a Change in Control upon consummation, then this Agreement will expire on the earlier of (i) December 31, 2007 or (ii) the termination of such definitive agreement. If a Change in Control occurs after the expiration of this Agreement, Employee will not be entitled to any Bonus.

     4.2. This Agreement may be amended or terminated only with the written consent of all parties hereto.

SECTION 5      MISCELLANEOUS

     5.1. This Agreement is not in any way intended to create any guaranteed period of continued employment; Employee's employment shall at all times continue to be governed by the terms of his Employment Agreement. Participation in this Agreement will not constitute or imply any employment rights.

     5.2. No Bonus will be assignable or transferable other than by will or by the laws of descent and distribution, nor will such Bonus be subject to alienation, assignment, garnishment, execution or levy of any kind.

     5.3. Radica will have the right to withhold from any payment made under this Agreement any Federal, State or local taxes required by law to be withheld with respect to the payment of the Bonus.

     5.4. Any Bonus under this Agreement will constitute a special incentive payment to Employee and will not be taken into account in computing the amount of salary or compensation of Employee for the purpose of determining any benefits under any pension, retirement, profit sharing, bonus, life insurance, severance or other compensation or benefit plan of the Radica Group or under any agreement with the Employee, unless such plan or agreement specifically provides otherwise.

     5.5. All rights and obligations under this Agreement will be construed and interpreted in accordance with the laws of the State of Nevada, applicable to agreements made and wholly to be performed in the State of Nevada.

     5.6. If any contest or dispute shall arise under this Agreement, Radica or Radica USA shall reimburse Employee, within 10 days following the resolution of such contest or dispute, for all reasonable legal fees and expenses, if any, incurred by Employee in connection with such contest or dispute (regardless of the result thereof); provided, however, Employee shall be required to repay any such amounts to Radica or Radica USA to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by Employee was frivolous or advanced by Employee in bad faith.

     5.7. It is Radica Group's and the Employee's intention that this Agreement comply with Section 409A of the U.S. Internal Revenue Code of 1986, as amended. If either party believes, at any time, that this Agreement as amended does not so comply, it will promptly advise the other and will negotiate reasonably and in good faith to amend the terms of this Agreement such that they comply and that amendment will have the most limited possible economic effect on Radica Group and the Employee.

SECTION 6      DEFINITIONS

     6.1. Bonus has the meaning set forth in Section 2.1.

     6.2. Business Combination has the meaning set forth in Section 1.1(a).

     6.3. Cause has the meaning set forth in Section 1(a) of the Employment Agreement.

     6.4. Employee means Patrick Feely.

     6.5. Employment Agreement means the Amendment and Restatement of Employment Agreement dated as of September 27, 2000, Amendment No. dated as of March 31, 2003, and Amendment No. 2 dated as of January 31, 2005, between Radica, Radica USA and Employee

     6.6. Incumbent Directors means individuals who, on January 1, 2005, constitute the Board of Directors of Radica, provided that any person becoming a director subsequent to January 1, 2005, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of Radica in which such person is named as a nominee for director, without written objection to such nomination), shall also be an Incumbent Director.

     6.7. Radica means Radica Games Limited.

     6.8. Radica Group means Radica, Radica USA and any other corporation or other entity which at the relevant times is more than fifty percent (50%) owned, directly or indirectly, by Radica.

     6.9. Radica Voting Securities means securities of Radica representing 50% or more of the combined voting power of Radica's then outstanding securities eligible to vote for the election of the Board of Directors.

     6.10. Radica USA means Radica Enterprises Ltd.

     6.11. Sale has the meaning set forth in Section 1.1(b).

     6.12. Transaction Date means the date on which a Sale or Business Combination is consummated.

     6.13. Transaction Price means the total amount of consideration received by the shareholders of Radica or, in the event of a Change in Control described in 1.1(b), the aggregate consideration received by Radica (allocable to shareholders on an after-tax basis assuming a dividend of such proceeds as determined by the Compensation Committee). For purposes of this Section, any notes or deferred payment received in connection with the Sale or Business Combination (that are not contingent on the future performance of Radica or other factor) shall be treated as cash consideration and valued at its face-value or principal amount. The fair market value of any non-cash consideration will be determined in good faith by the Compensation Committee of the Board; provided that the fair market value of any security for which there is an established public market will be equal to the average of the closing market prices for such security over the ten trading days prior to the Transaction Date and provided further that in their evaluation of any such non-cash consideration for which there is not an established public market, the Compensation Committee will seek and rely upon the advice of a an outside valuation consultant or investment banking firm.

The parties acknowledge that the provisions described above in this Section 6.13 reflect their intention to calculate the Transaction Price. In the event any definitive agreement for the sale of Radica approaches this issue in a manner not addressed in this Agreement, the parties will negotiate in good faith to make any adjustments to the methodology for calculating the Transaction Price as may be necessary and appropriate to fairly implement the intention of the parties as reflected in this Agreement.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.



RADICA GAMES LIMITED                              PATRICK S. FEELY



By:      /s/ Jon N. Bengtson                      By:      /s/ Patrick S. Feely
      --------------------------                      --------------------------



RADICA ENTERPRISES



By:      /s/ Jon N. Bengtson
      -------------------------

EXHIBIT 4.18


                                    AGREEMENT


          This Agreement dated as of this 1st day of March, 2006 (the "Signing Date"), between Radica Enterprises, Ltd, a corporation organized under the laws of Nevada ("Radica USA") and a wholly owned subsidiary of, Radica Games Limited, a corporation organized under the laws of Bermuda ("Radica"), and Patrick S. Feely (the "Executive").

          WHEREAS, Executive is currently employed as the Chief Executive Officer of Radica and desires to remain so employed;

          WHEREAS, this Agreement is entered into in connection with Executive's sale of his shares of Radica, in consideration for the payment described in
Section 2 hereof, and in consideration of the confidential information that has been provided by Radica and Radica USA to Executive;

          NOW, THEREFORE, in consideration of the foregoing and the mutual commitments contained in this Agreement, the parties hereto agree as follows:

     1.   Effectiveness.
          -------------

          (a) This Agreement shall become effective upon a Change in Control of Radica that occurs on or before March 1, 2007 or such later date as may be applicable under Section 1(b) (the "Applicable Date") or as a result of a definitive agreement for a Change in Control that is signed on or before March 1, 2007 or such later date as may be the Applicable Date. For purposes of this Agreement, a "Change in Control" shall be defined as in the Change in Control Bonus Agreement, dated March 1, 2006, between Radica, Radica USA and Executive.

          (b) The foregoing period within which this Agreement may become effective shall be automatically renewed annually at each March 1st anniversary date (commencing March 1, 2007) for an additional one year period so that the term hereof at each renewal date shall be a one-year period, unless a party to this Agreement gives notice at least ninety (90) days prior to such renewal date that this Agreement shall not be renewed.

     2.   Consideration.
          -------------

     Upon the  occurrence  of a Change in Control,  Radica will pay to Executive
the  amount  of  $730,000  and  provide  certain  Confidential   Information  in
consideration for his complying with the covenants in Sections 3, below.

     3.   Covenant not to Compete; Nonsolicitation; Confidential Information.
          -------------------------------------------------------------------

          (a) Non-Compete. During the two year period following a Change in Control (the "Restrictive Period"), the Executive shall not directly or indirectly (without the prior written consent of Radica):

          (i) hold a 5% or greater equity (including stock options whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or

          (ii) associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with the Executive's association engage, or directly or indirectly manage or supervise personnel engaged, in any activity:

                    (A) that is substantially related to any activity that the Executive was engaged in with Radica or Radica USA or their affiliates during the 12 months prior to the Change in Control,

                    (B) that is substantially related to any activity for which the Executive had direct or indirect managerial or supervisory responsibility with Radica or Radica USA or their affiliates during the 12 months prior to the Change in Control, or

                    (C) that calls for the application of specialized knowledge or skills substantially related to those used by the Executive in his activities with Radica or Radica USA or their affiliates during the 12 months prior to the Change in Control.

For purposes of this Agreement, "Competitive Enterprise" means any business enterprise that either (A) engages in, designs, develops, manufactures, markets or sells products in any of the following lines of business as defined by The NPD Group, Inc.: (i) electronic handheld and tabletop games, (ii) youth electronics, or (iii) video game accessories, or (B) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity.

          (b) Non-Solicit. During the Restrictive Period, the Executive shall not, in any manner, directly or indirectly (without the prior written consent of Radica): (i) Solicit any Customer to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with Radica or Radica USA, (ii) transact business with any Customer that would cause the Executive to be a Competitive Enterprise, (iii) interfere with or damage any relationship between Radica or Radica USA and a Customer or (iv) Solicit anyone who is then an employee of Radica or Radica USA (or who was an employee of Radica or Radica USA within the prior 12 months) to resign from Radica or Radica USA or to apply for or accept employment with any other business or enterprise.

For purposes of this Agreement, a "Customer" means any customer or prospective customer of Radica, Radica USA or their affiliates to whom the Executive provided services, or for whom the Executive transacted business, or whose identity became known to the Executive in connection with his relationship with or employment by Radica or Radica USA, and "Solicit" means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

          (c) Confidential Information. The Executive hereby acknowledges that, as an employee of Radica and Radica USA, Radica and Radica USA has provided him and is continuing to provide him and he is making use of, acquiring and adding to confidential information of a special and unique nature and value relating to Radica and Radica USA and their strategic plan and financial operations. The Executive further recognizes and acknowledges that all confidential information is the exclusive property of Radica and Radica USA, is material and confidential, and is critical to the successful conduct of the business of Radica and Radica USA and to the Executive's performance of his duties while employed. Accordingly, the Executive hereby covenants and agrees that he will use confidential information for the benefit of Radica and Radica USA only and shall not at any time, directly or indirectly, during the Restrictive Period and thereafter divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others.

     4.   Notice to New Employers.
          ------------------------

     Before the Executive either applies for or accepts employment with any other person or entity during the Restrictive Period, the Executive will provide the prospective employer with written notice of the provisions of Section 3 of this Agreement and will deliver a copy of the notice to Radica.

     5.   Entire Agreement; Modification.
          -------------------------------

     This Agreement contains the entire agreement between Executive, Radica and Radica USA, and it is the complete, final and exclusive embodiment of our agreement with regard to this subject matter. This Agreement supersedes the non-competition, non-solicitation and confidentiality agreement, dated March 31, 2003, among Executive, Radica and Radica USA. It is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be amended except in writing signed by both parties.

     The terms and provisions of this Agreement are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. The parties hereto acknowledge and agree that the potential restrictions on the Executive's future employment imposed by Section 3 of this Agreement are reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction shall find any provisions of Section 3 of this Agreement unreasonable in duration or geographic scope or otherwise, the Executive, Radica and Radica USA agree that the restrictions and prohibitions contained therein shall be automatically reformed to the fullest extent allowed under applicable law in such jurisdiction.

     In the event that the Executive challenges the enforceability of this Agreement and a court finds that this Agreement is unenforceable, the Executive shall repay to Radica an amount equal to the Consideration provided for in
Section 2 within 10 business days following such determination.

     6.   Disputes; Governing Law
          -----------------------

          (a) The Executive, Radica and Radica USA irrevocably submit to the exclusive jurisdiction of any state or federal court located in the State of Nevada over any controversy or claim between the Executive and Radica and Radica USA arising out of or relating to or concerning this Agreement. Executive, Radica and Radica USA (i) acknowledge that the forum stated in this Section 6(a) has a reasonable relation to this Agreement and to the relationship between the Executive, Radica and Radica USA and that the submission to the forum will apply even if the forum chooses to apply non-forum law, (ii) waive, to the extent permitted by law, any objection to personal jurisdiction or to the laying of venue of any action or proceeding in the forum stated in this Section 6(a),
(iii) agree not to commence any such action or proceeding in any forum other than the one stated in this Section 6(a) and (iv) agree that, to the extent permitted by law, a final and non-appealable judgment in any such action or proceeding in any such court will be conclusive and binding on the Executive, Radica and Radica USA. However, nothing in this Agreement precludes the Executive or Radica or Radica USA from bringing any action or proceeding in any court for the purposes of enforcing the provisions of this Section 6(a).

          (b) TO THE EXTENT PERMITTED BY LAW, THE EXECUTIVE, RADICA AND RADICA USA WAIVE ANY AND ALL RIGHTS TO A JURY TRIAL.

          (c) Executive acknowledges that Radica and Radica USA would be harmed by a breach of Section 3 hereof and that, in addition to any other remedy, Radica shall be entitled to injunctive relief.

          (d) THIS  AGREEMENT  SHALL  BE  GOVERNED  BY THE LAWS OF THE  STATE OF
NEVADA.

     7.   Survival.
          ---------

     Any termination of the Executive's employment after the Applicable Date shall have no effect on the continuing operation of this Agreement.

     8.   Notices.
          --------

     For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, to such address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     9.   Waiver.
          -------

     If either party should waive any breach of any provisions of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

     10.  Assignment.
          -----------

     This Agreement and any rights or obligations hereunder may be assigned by Radica and Radica USA to any successor in interest to Radica's and Radica USA's business. This Agreement may not be assigned by Executive.

     11.  Headings.
          ---------

     The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.






RADICA                                             Executive



By:      /s/ Jon N. Bengtson                       By:    /s/ Patrick S. Feely
      --------------------------------------          --------------------------



RADICA USA



By:      /s/ Jon N. Bengtson
       --------------------------------------

EXHIBIT 4.21


                        CHANGE IN CONTROL BONUS AGREEMENT
                             Effective March 1, 2006


          THIS CHANGE IN CONTROL BONUS AGREEMENT is entered into as of March 1, 2006 by and between Radica Games Limited ("Radica") and David C.W. Howell ("Employee").

          WHEREAS, Employee has substantial executive management experience;

          WHEREAS, Radica would like to secure the continued services of Employee and to ensure his continued dedication to his duties in the event of the occurrence of a Change in Control;

          WHEREAS, Radica would like to enhance the value of Radica by motivating superior performance by means of an incentive that is directly related to value received by Radica in a sale;

SECTION 1      CHANGE IN CONTROL
               -----------------

     1.1. In the case of the following events (each a "Change in Control"), and subject to the other terms of this Agreement, Employee will be eligible to receive the Bonus described in Section 2:

          (a) the consummation of a merger, consolidation, statutory share exchange, short form merger or similar form of corporate transaction involving Radica or any member of the Radica Group including by way of acquisition of shares (a "Business Combination"), unless immediately following such Business
Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Radica Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Radica Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Radica Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or an existing Radica shareholder, with greater than 50% beneficial ownership of the Radica Voting Securities prior to the Business Combination, whose percentage beneficial ownership compared to the other Radica shareholders in existence immediately prior to the Business Combination does not change on consummation of the Business Transaction), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

          (b) the consummation of a sale of all or substantially all of Radica's assets (a "Sale") in one or a series of related transactions. For purposes of this Agreement, a sale of assets representing 50% or more of the book value, revenues or net income of Radica shall be deemed to be a sale of "substantially" all of the assets of Radica.

SECTION 2      BONUS AND PAYMENT
               -----------------

     2.1. Bonus Amount. In case of a Change in Control that occurs on or before March 1, 2007, or a Change in Control that occurs as a result of a definitive agreement that is signed on or before March 1, 2007, the amount of the Bonus will be calculated as set forth below; provided that for any Transaction Price between a Transaction Price listed below (above $197,000,000) and the next higher price, the amount of the Bonus will be calculated by interpolating between the relevant Bonus and the next higher Bonus amount:

------------------------------------- -----------------------------------
         Transaction Price                          Bonus
 (aggregate consideration received
             by Radica)
------------------------------------- -----------------------------------
Less than $197,000,000                $0
------------------------------------- -----------------------------------
$197,000,000                          $127,000
------------------------------------- -----------------------------------
$216,700,000                          $187,000
------------------------------------- -----------------------------------
$236,400,000                          $248,000
------------------------------------- -----------------------------------
$256,100,000                          $319,000
------------------------------------- -----------------------------------

In each case the Bonus amount is subject to the adjustments described in Section
2.3 and the conditions described in Section 3.

     2.2. Payment. Provided that the conditions specified in Section 3 are satisfied and subject to Section 4, within 10 days following a Change in Control, Radica will pay to Employee an amount in cash equal to the Bonus, as calculated in Section 2.1.

     2.3. Special Payment Provisions. In the case of a Business Combination or Sale, if the terms of the definitive agreement that results in the Change in Control involve any provisions:

          (a) pursuant to which a part of the Transaction Price will be paid to Radica or the Radica shareholders in one or more installments after the Business Combination or Sale or any other deferral of the payment of the Sale Price, then payment of the Bonus will be pro-rated so that:

          (i) a portion of the Bonus, based on the portion of the Transaction Price paid to Radica or the Radica shareholders at the Transaction Date, will be paid to the Employee in accordance with Section 2.2 above and

          (ii) an additional portion of the Bonus will be paid to Employee within 10 days following the date any additional portion of the Transaction Price is paid to Radica or the Radica shareholders.

          (b) that would require the buyer to pay or cause to be paid to Radica an amount which would result in an increased Transaction Price (after the Transaction Date), such as pursuant to an earn-out provision or otherwise, then at the time such additional amount is paid to Radica, the Transaction Price will be recalculated to include such additional amount and Radica will pay to Employee the resulting Bonus within 10 days following the date such additional amount is paid to Radica, less any portion of the Bonus already paid.

SECTION 3      CONDITIONS TO RECEIVE BONUS
               ---------------------------

     3.1. Employee will not be entitled to receive a Bonus and will forfeit all rights with respect to the Bonus if for any reason Employee is not an employee of any member of the Radica Group on the date of the Change in Control.

     3.2. Notwithstanding the foregoing, if Employee is terminated prior to the Transaction Date by Radica without Cause, Employee will be entitled to receive the Bonus that would have become due and payable had he remained an employee through such date.

SECTION 4      TERM, EXPIRATION AND AMENDMENT

     4.1. This Agreement is effective as of March 1, 2006 and will expire as follows: If a Change in Control has not occurred prior to March 1, 2007, all Bonuses will be forfeited and will be of no further force or effect; provided however that if a definitive agreement has been executed on or prior to March 1, 2007 that would result in a Change in Control upon consummation, then this Agreement will expire on the earlier of (i) December 31, 2007 or (ii) the termination of such definitive agreement. If a Change in Control occurs after the expiration of this Agreement, Employee will not be entitled to any Bonus.

     4.2. This Agreement may be amended or terminated only with the written consent of all parties hereto.

SECTION 5                  MISCELLANEOUS

     5.1. This Agreement is not in any way intended to create any guaranteed period of continued employment; Employee's employment shall at all times continue to be governed by the terms of his Employment Agreement. Participation in this Agreement will not constitute or imply any employment rights.

     5.2. No Bonus will be assignable or transferable other than by will or by the laws of descent and distribution, nor will such Bonus be subject to alienation, assignment, garnishment, execution or levy of any kind.

     5.3. Radica will have the right to withhold from any payment made under this Agreement any Federal, State or local taxes required by law to be withheld with respect to the payment of the Bonus.

     5.4. Any Bonus under this Agreement will constitute a special incentive payment to Employee and will not be taken into account in computing the amount of salary or compensation of Employee for the purpose of determining any benefits under any pension, retirement, profit sharing, bonus, life insurance, severance or other compensation or benefit plan of the Radica Group or under any agreement with the Employee, unless such plan or agreement specifically provides otherwise.

     5.5. All rights and obligations under this Agreement will be construed and interpreted in accordance with the laws of the State of Nevada, applicable to agreements made and wholly to be performed in the State of Nevada.

     5.6. If any contest or dispute shall arise under this Agreement, Radica shall reimburse Employee, within 10 days following the resolution of such contest or dispute, for all reasonable legal fees and expenses, if any, incurred by Employee in connection with such contest or dispute (regardless of the result thereof); provided, however, Employee shall be required to repay any such amounts to Radica to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by Employee was frivolous or advanced by Employee in bad faith.

SECTION 6      DEFINITIONS
               -----------

     6.1. Bonus has the meaning set forth in Section 2.1.

     6.2. Business Combination has the meaning set forth in Section 1.1(a).

     6.3. Cause has the meaning set forth in Section 1(a) of the Employment Agreement.

     6.4. Employee means David C.W. Howell.

     6.5. Employment Agreement means the Amendment and Restatement of Employment Agreement dated as of September 29, 2000, Amendment No. 1 dated as of March 31, 2003, and Amendment No. 2 dated as of February 18, 2005, between Radica and Employee

     6.6. Incumbent Directors means individuals who, on January 1, 2005, constitute the Board of Directors of Radica, provided that any person becoming a director subsequent to January 1, 2005, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of Radica in which such person is named as a nominee for director, without written objection to such nomination), shall also be an Incumbent Director.

     6.7. Radica means Radica Games Limited.

     6.8. Radica Group means Radica and any other corporation or other entity which at the relevant times is more than fifty percent (50%) owned, directly or indirectly, by Radica.

     6.9. Radica Voting Securities means securities of Radica representing 50% or more of the combined voting power of Radica's then outstanding securities eligible to vote for the election of the Board of Directors.

     6.10. Sale has the meaning set forth in Section 1.1(b).

     6.11. Transaction Date means the date on which a Sale or Business Combination is consummated.

     6.12. Transaction Price means the total amount of consideration received by the shareholders of Radica or, in the event of a Change in Control described in 1.1(b), the aggregate consideration received by Radica (allocable to shareholders on an after-tax basis assuming a dividend of such proceeds as determined by the Compensation Committee). For purposes of this Section, any notes or deferred payment received in connection with the Sale or Business Combination (that are not contingent on the future performance of Radica or other factor) shall be treated as cash consideration and valued at its face-value or principal amount. The fair market value of any non-cash consideration will be determined in good faith by the Compensation Committee of the Board; provided that the fair market value of any security for which there is an established public market will be equal to the average of the closing market prices for such security over the ten trading days prior to the Transaction Date and provided further that in their evaluation of any such non-cash consideration for which there is not an established public market, the Compensation Committee will seek and rely upon the advice of a an outside valuation consultant or investment banking firm.

The parties acknowledge that the provisions described above in this Section 6.13 reflect their intention to calculate the Transaction Price. In the event any definitive agreement for the sale of Radica approaches this issue in a manner not addressed in this Agreement, the parties will negotiate in good faith to make any adjustments to the methodology for calculating the Transaction Price as may be necessary and appropriate to fairly implement the intention of the parties as reflected in this Agreement.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.



RADICA GAMES LIMITED                              DAVID C. W. HOWELL



By:      /s/ Patrick S. Feely                     By:      /s/ David C.W. Howell
      --------------------------------------         ---------------------------

EXHIBIT 4.21(A)


                                    AGREEMENT


     This Agreement dated as of this 1st day of March, 2006 (the "Signing Date"), between Radica Games Limited, a corporation organized under the laws of Bermuda ("Radica"), and David C.W. Howell (the "Executive").

     WHEREAS, Executive is currently employed as the Chief Financial Officer of Radica and desires to remain so employed;

     WHEREAS, this Agreement is entered into in connection with Executive's sale of his shares of Radica, in consideration for the payment described in Section 2 hereof, and in consideration of the confidential information that has been provided by Radica to Executive;

     NOW,   THEREFORE,   in  consideration  of  the  foregoing  and  the  mutual
commitments contained in this Agreement, the parties hereto agree as follows:

     1.   Effectiveness.
          --------------

          (a) This Agreement shall become effective upon a Change in Control of Radica that occurs on or before March 1, 2007 or such later date as may be applicable under Section 1(b) (the "Applicable Date") or as a result of a definitive agreement for a Change in Control that is signed on or before March 1, 2007 or such later date as may be the Applicable Date. For purposes of this Agreement, a "Change in Control" shall be defined as in the Change in Control Bonus Agreement, dated March 1, 2006, between Radica and Executive.

          (b) The foregoing period within which this Agreement may become effective shall be automatically renewed annually at each March 1st anniversary date (commencing March 1, 2007) for an additional one year period so that the term hereof at each renewal date shall be a one-year period, unless a party to this Agreement gives notice at least ninety (90) days prior to such renewal date that this Agreement shall not be renewed.

     2.   Consideration.
          --------------

     Upon the  occurrence  of a Change in Control,  Radica will pay to Executive
the  amount  of  $250,000  and  provide  certain  Confidential   Information  in
consideration for his complying with the covenants in Sections 3, below.

     3. Covenant not to Compete; Nonsolicitation; Confidential Information.

          (a) Non-Compete. During the one year period following a Change in Control (the "Restrictive Period"), the Executive shall not directly or indirectly (without the prior written consent of Radica):

          (i) hold a 5% or greater equity (including stock options whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or

          (ii) associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with the Executive's association engage, or directly or indirectly manage or supervise personnel engaged, in any activity:

               (A) that is substantially related to any activity that the Executive was engaged in with Radica or its affiliates during the 12 months prior to the Change in Control,

               (B) that is substantially related to any activity for which the Executive had direct or indirect managerial or supervisory responsibility with Radica or its affiliates during the 12 months prior to the Change in Control, or

               (C) that calls for the application of specialized knowledge or skills substantially related to those used by the Executive in his activities with Radica or its affiliates during the 12 months prior to the Change in Control.

For purposes of this Agreement, "Competitive Enterprise" means any business enterprise that either (A) engages in, designs, develops, manufactures, markets or sells products in any of the following lines of business as defined by The NPD Group, Inc.: (i) electronic handheld and tabletop games, (ii) youth electronics, or (iii) video game accessories, or (B) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity.

          (b) Non-Solicit. During the Restrictive Period, the Executive shall not, in any manner, directly or indirectly (without the prior written consent of Radica): (i) Solicit any Customer to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with Radica, (ii) transact business with any Customer that would cause the Executive to be a Competitive Enterprise, (iii) interfere with or damage any relationship between Radica and a Customer or (iv) Solicit anyone who is then an employee of Radica (or who was an employee of Radica within the prior 12 months) to resign from Radica or to apply for or accept employment with any other business or enterprise.

For purposes of this Agreement, a "Customer" means any customer or prospective customer of Radica or its affiliates to whom the Executive provided services, or for whom the Executive transacted business, or whose identity became known to the Executive in connection with his relationship with or employment by Radica, and "Solicit" means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

          (c) Confidential Information. The Executive hereby acknowledges that, as an employee of Radica, Radica has provided him and is continuing to provide him and he is making use of, acquiring and adding to confidential information of a special and unique nature and value relating to Radica and its strategic plan and financial operations. The Executive further recognizes and acknowledges that all confidential information is the exclusive property of Radica, is material and confidential, and is critical to the successful conduct of the business of

Radica and to the Executive's performance of his duties while employed. Accordingly, the Executive hereby covenants and agrees that he will use confidential information for the benefit of Radica only and shall not at any time, directly or indirectly, during the Restrictive Period and thereafter divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others.

     4.   Notice to New Employers.
          ------------------------

     Before the Executive either applies for or accepts employment with any other person or entity during the Restrictive Period, the Executive will provide the prospective employer with written notice of the provisions of Section 3 of this Agreement and will deliver a copy of the notice to Radica.

     5.   Entire Agreement; Modification.
          -------------------------------

     This Agreement contains the entire agreement between Executive and Radica, and it is the complete, final and exclusive embodiment of our agreement with regard to this subject matter. It is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be amended except in writing signed by both parties.

     The terms and provisions of this Agreement are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. The parties hereto acknowledge and agree that the potential restrictions on the Executive's future employment imposed by Section 3 of this Agreement are reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction shall find any provisions of Section 3 of this Agreement unreasonable in duration or geographic scope or otherwise, the Executive and Radica agree that the restrictions and prohibitions contained therein shall be automatically reformed to the fullest extent allowed under applicable law in such jurisdiction.

     In the event that the Executive challenges the enforceability of this Agreement and a court finds that this Agreement is unenforceable, the Executive shall repay to Radica an amount equal to the Consideration provided for in
Section 2 within 10 business days following such determination.

     6.   Disputes; Governing Law
          -----------------------

          (a) The Executive and Radica irrevocably submit to the exclusive jurisdiction of any state or federal court located in the State of Nevada over any controversy or claim between the Executive and Radica arising out of or relating to or concerning this Agreement. Executive and Radica (i) acknowledge that the forum stated in this Section 6(a) has a reasonable relation to this Agreement and to the relationship between the Executive and Radica and that the submission to the forum will apply even if the forum chooses to apply non-forum law, (ii) waive, to the extent permitted by law, any objection to personal jurisdiction or to the laying of venue of any action or proceeding in the forum stated in this Section 6(a), (iii) agree not to commence any such action or proceeding in any forum other than the one stated in this Section 6(a) and (iv) agree that, to the extent permitted by law, a final and non-appealable judgment in any such action or proceeding in any such court will be conclusive and binding on the Executive and Radica. However, nothing in this Agreement precludes the Executive or Radica from bringing any action or proceeding in any court for the purposes of enforcing the provisions of this Section 6(a).

          (b) TO THE EXTENT PERMITTED BY LAW, THE EXECUTIVE AND RADICA WAIVE ANY AND ALL RIGHTS TO A JURY TRIAL.

          (c) Executive  acknowledges that Radica would be harmed by a breach of
Section 3 hereof and that, in addition to any other remedy, Radica shall be entitled to injunctive relief.

          (d) THIS  AGREEMENT  SHALL  BE  GOVERNED  BY THE LAWS OF THE  STATE OF
NEVADA.

     7.   Survival.
          ---------

     Any termination of the Executive's employment after the Applicable Date shall have no effect on the continuing operation of this Agreement.

     8.   Notices.
          --------

     For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, to such address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     9.   Waiver.
          -------

     If either party should waive any breach of any provisions of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

     10.  Assignment.
          -----------

     This Agreement and any rights or obligations hereunder may be assigned by Radica to any successor in interest to Radica's business. This Agreement may not be assigned by Executive.

     11.  Headings.
          ---------

     The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.






RADICA GAMES LIMITED                              Executive



By:      /s/ Patrick S. Feely                     By:      /s/ David C.W. Howell
      --------------------------------------         ---------------------------

EXHIBIT 4.23


                        CHANGE IN CONTROL BONUS AGREEMENT
                             Effective March 1, 2006


          THIS CHANGE IN CONTROL BONUS AGREEMENT is entered into as of March 1, 2006 by and between Radica Games Limited ("Radica), Radica UK Limited ("Radica UK") and Denis Horton ("Employee").

          WHEREAS, Employee has substantial executive management experience;

          WHEREAS, Radica and Radica UK would like to secure the continued services of Employee and to ensure his continued dedication to his duties in the event of the occurrence of a Change in Control;

          WHEREAS, Radica and Radica UK would like to enhance the value of Radica by motivating superior performance by means of an incentive that is directly related to value received by Radica in a sale;

SECTION 1      CHANGE IN CONTROL

     1.1. In the case of the following events (each a "Change in Control"), and subject to the other terms of this Agreement, Employee will be eligible to receive the Bonus described in Section 2:

          (a) the consummation of a merger, consolidation, statutory share exchange, short form merger or similar form of corporate transaction involving Radica or any member of the Radica Group including by way of acquisition of shares (a "Business Combination"), unless immediately following such Business
Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Radica Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Radica Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Radica Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or an existing Radica shareholder, with greater than 50% beneficial ownership of the Radica Voting Securities prior to the Business Combination, whose percentage beneficial ownership compared to the other Radica shareholders in existence immediately prior to the Business Combination does not change on consummation of the Business Transaction), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

          (b) the consummation of a sale of all or substantially all of Radica's assets (a "Sale") in one or a series of related transactions. For purposes of this Agreement, a sale of assets representing 50% or more of the book value, revenues or net income of Radica shall be deemed to be a sale of "substantially" all of the assets of Radica.

SECTION 2      BONUS AND PAYMENT

     2.1. Bonus Amount. In case of a Change in Control that occurs on or before March 1, 2007, or a Change in Control that occurs as a result of a definitive agreement that is signed on or before March 1, 2007, the amount of the Bonus will be calculated as set forth below; provided that for any Transaction Price between a Transaction Price listed below (above $197,000,000) and the next higher price, the amount of the Bonus will be calculated by interpolating between the relevant Bonus and the next higher Bonus amount:

------------------------------------- -----------------------------------
         Transaction Price                          Bonus
 (aggregate consideration received
             by Radica)
------------------------------------- -----------------------------------
Less than $197,000,000                $0
------------------------------------- -----------------------------------
$197,000,000                          $198,000
------------------------------------- -----------------------------------
$216,700,000                          $253,000
------------------------------------- -----------------------------------
$236,400,000                          $314,000
------------------------------------- -----------------------------------
$256,100,000                          $385,000
------------------------------------- -----------------------------------


In each case the Bonus amount is subject to the adjustments described in Section
2.3 and the conditions described in Section 3.

     2.2. Payment. Provided that the conditions specified in Section 3 are satisfied and subject to Section 4, within 10 days following a Change in Control, Radica will pay to Employee an amount in cash equal to the Bonus, as calculated in Section 2.1.

     2.3. Special Payment Provisions. In the case of a Business Combination or Sale, if the terms of the definitive agreement that results in the Change in Control involve any provisions:

               (a) pursuant to which a part of the Transaction Price will be paid to Radica or the Radica shareholders in one or more installments after the Business Combination or Sale or any other deferral of the payment of the Sale Price, then payment of the Bonus will be pro-rated so that:

               (i) a portion of the Bonus, based on the portion of the Transaction Price paid to Radica or the Radica shareholders at the Transaction Date, will be paid to the Employee in accordance with
          Section 2.2 above and

               (ii) an additional portion of the Bonus will be paid to Employee within 10 days following the date any additional portion of the Transaction Price is paid to Radica or the Radica shareholders.

               (b) that would require the buyer to pay or cause to be paid to Radica an amount which would result in an increased Transaction Price (after the Transaction Date), such as pursuant to an earn-out provision or otherwise, then at the time such additional amount is paid to Radica, the Transaction Price will be recalculated to include such additional amount and Radica will pay to Employee the resulting Bonus within 10 days following the date such additional amount is paid to Radica, less any portion of the Bonus already paid.

SECTION 3      CONDITIONS TO RECEIVE BONUS

     3.1. Employee will not be entitled to receive a Bonus and will forfeit all rights with respect to the Bonus if for any reason Employee is not an employee of any member of the Radica Group on the date of the Change in Control.

     3.2. Notwithstanding the foregoing, if Employee is terminated prior to the Transaction Date by Radica or Radica UK without Cause, Employee will be entitled to receive the Bonus that would have become due and payable had he remained an employee through such date.

SECTION 4      TERM, EXPIRATION AND AMENDMENT

     4.1. This Agreement is effective as of March 1, 2006 and will expire as follows: If a Change in Control has not occurred prior to March 1, 2007, all Bonuses will be forfeited and will be of no further force or effect; provided however that if a definitive agreement has been executed on or prior to March 1, 2007 that would result in a Change in Control upon consummation, then this Agreement will expire on the earlier of (i) December 31, 2007 or (ii) the termination of such definitive agreement. If a Change in Control occurs after the expiration of this Agreement, Employee will not be entitled to any Bonus.

     4.2. This Agreement may be amended or terminated only with the written consent of all parties hereto.

SECTION 5      MISCELLANEOUS

     5.1. This Agreement is not in any way intended to create any guaranteed period of continued employment; Employee's employment shall at all times continue to be governed by the terms of his Employment Agreement. Participation in this Agreement will not constitute or imply any employment rights.

     5.2. No Bonus will be assignable or transferable other than by will or by the laws of descent and distribution, nor will such Bonus be subject to alienation, assignment, garnishment, execution or levy of any kind.

     5.3. Radica will have the right to withhold from any payment made under this Agreement any Federal, State or local taxes required by law to be withheld with respect to the payment of the Bonus.

     5.4. Any Bonus under this Agreement will constitute a special incentive payment to Employee and will not be taken into account in computing the amount of salary or compensation of Employee for the purpose of determining any benefits under any pension, retirement, profit sharing, bonus, life insurance, severance or other compensation or benefit plan of the Radica Group or under any agreement with the Employee, unless such plan or agreement specifically provides otherwise.

     5.5. All rights and obligations under this Agreement will be construed and interpreted in accordance with the laws of England and Wales, applicable to agreements made and wholly to be performed in England and Wales.

     5.6. If any contest or dispute shall arise under this Agreement, Radica or Radica UK shall reimburse Employee, within 10 days following the resolution of such contest or dispute, for all reasonable legal fees and expenses, if any, incurred by Employee in connection with such contest or dispute (regardless of the result thereof); provided, however, Employee shall be required to repay any such amounts to Radica or Radica UK to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by Employee was frivolous or advanced by Employee in bad faith.

SECTION 6      DEFINITIONS

     6.1. Bonus has the meaning set forth in Section 2.1.

     6.2. Business Combination has the meaning set forth in Section 1.1(a).

     6.3. Cause has the meaning set forth in Section 1(a) of the Employment Agreement.

     6.4. Employee means Denis Horton.

     6.5. Employment Agreement means the Employment Agreement dated as of 03 April 2003 between Radica, Radica UK and Employee

     6.6. Incumbent Directors means individuals who, on January 1, 2005, constitute the Board of Directors of Radica, provided that any person becoming a director subsequent to January 1, 2005, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of Radica in which such person is named as a nominee for director, without written objection to such nomination), shall also be an Incumbent Director.

     6.7. Radica means Radica Games Limited.

     6.8. Radica Group means Radica, Radica UK and any other corporation or other entity which at the relevant times is more than fifty percent (50%) owned, directly or indirectly, by Radica.

     6.9. Radica Voting Securities means securities of Radica representing 50% or more of the combined voting power of Radica's then outstanding securities eligible to vote for the election of the Board of Directors.

     6.10. Radica UK means Radica UK Limited.

     6.11. Sale has the meaning set forth in Section 1.1(b).

     6.12. Transaction Date means the date on which a Sale or Business Combination is consummated.

     6.13. Transaction Price means the total amount of consideration received by the shareholders of Radica or, in the event of a Change in Control described in 1.1(b), the aggregate consideration received by Radica (allocable to shareholders on an after-tax basis assuming a dividend of such proceeds as determined by the Compensation Committee). For purposes of this Section, any notes or deferred payment received in connection with the Sale or Business Combination (that are not contingent on the future performance of Radica or other factor) shall be treated as cash consideration and valued at its face-value or principal amount. The fair market value of any non-cash consideration will be determined in good faith by the Compensation Committee of the Board; provided that the fair market value of any security for which there is an established public market will be equal to the average of the closing market prices for such security over the ten trading days prior to the Transaction Date and provided further that in their evaluation of any such non-cash consideration for which there is not an established public market, the Compensation Committee will seek and rely upon the advice of a an outside valuation consultant or investment banking firm.

The parties acknowledge that the provisions described above in this Section 6.13 reflect their intention to calculate the Transaction Price. In the event any definitive agreement for the sale of Radica approaches this issue in a manner not addressed in this Agreement, the parties will negotiate in good faith to make any adjustments to the methodology for calculating the Transaction Price as may be necessary and appropriate to fairly implement the intention of the parties as reflected in this Agreement.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.



RADICA GAMES LIMITED                                  DENIS HORTON



By:      /s/ Patrick S. Feely                         By:      /s/ Denis Horton
      --------------------------------------             ----------------------



RADICA UK LIMITED



By:      /s/ Patrick S. Feely
      ---------------------------------------

EXHIBIT 4.24


                                    AGREEMENT


     This Agreement dated as of this 1st day of March, 2006 (the "Signing Date"), between Radica UK Limited, a corporation organized under the laws of England and Wales ("Radica UK") and a wholly owned subsidiary of, Radica Games Limited, a corporation organized under the laws of Bermuda ("Radica"), and Denis Horton (the "Executive").

     WHEREAS, Executive is currently employed as the Managing Director of Radica UK and President, International Sales of Radica and desires to remain so employed;

     WHEREAS, this Agreement is entered into in connection with Executive's sale of his shares of Radica, in consideration for the payment described in Section 2 hereof, and in consideration of the confidential information that has been provided by Radica and Radica UK to Executive;

     NOW,   THEREFORE,   in  consideration  of  the  foregoing  and  the  mutual
commitments contained in this Agreement, the parties hereto agree as follows:

     1.   Effectiveness.
          --------------

          (a) This Agreement shall become effective upon a Change in Control of Radica that occurs on or before March 1, 2007 or such later date as may be applicable under Section 1(b) (the "Applicable Date") or as a result of a definitive agreement for a Change in Control that is signed on or before March 1, 2007 or such later date as may be the Applicable Date. For purposes of this Agreement, a "Change in Control" shall be defined as in the Change in Control Bonus Agreement, dated March 1, 2006, between Radica, Radica UK and Executive.

          (b) The foregoing period within which this Agreement may become effective shall be automatically renewed annually at each March 1st anniversary date (commencing March 1, 2007) for an additional one year period so that the term hereof at each renewal date shall be a one-year period, unless a party to this Agreement gives notice at least ninety (90) days prior to such renewal date that this Agreement shall not be renewed.

     2.   Consideration.
          --------------

     Upon the occurrence of a Change in Control, Radica will pay to Executive the amount of GBP152,500 and provide certain Confidential Information in consideration for his complying with the covenants in Sections 3, below.

     3.   Covenant not to Compete; Nonsolicitation; Confidential Information.
          -------------------------------------------------------------------

          (a) Non-Compete. During the one year period following a Change in Control (the "Restrictive Period"), the Executive shall not directly or indirectly (without the prior written consent of Radica):

          (i) hold a 5% or greater equity (including stock options whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or

          (ii) associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with the Executive's association engage, or directly or indirectly manage or supervise personnel engaged, in any activity:

          (A) that is substantially related to any activity that the Executive was engaged in with Radica or Radica UK or their affiliates during the 12 months prior to the Change in Control,

          (B) that is substantially related to any activity for which the Executive had direct or indirect managerial or supervisory responsibility with Radica or Radica UK or their affiliates during the 12 months prior to the Change in Control, or

          (C) that calls for the application of specialized knowledge or skills substantially related to those used by the Executive in his activities with Radica or Radica UK or their affiliates during the 12 months prior to the Change in Control.

For purposes of this Agreement, "Competitive Enterprise" means any business enterprise that either (A) engages in, designs, develops, manufactures, markets or sells products in any of the following lines of business as defined by The NPD Group, Inc.: (i) electronic handheld and tabletop games, (ii) youth electronics, or (iii) video game accessories, or (B) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity.

          (b) Non-Solicit. During the Restrictive Period, the Executive shall not, in any manner, directly or indirectly (without the prior written consent of Radica): (i) Solicit any Customer to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with Radica or Radica UK, (ii) transact business with any Customer that would cause the Executive to be a Competitive Enterprise, (iii) interfere with or damage any relationship between Radica or Radica UK and a Customer or (iv) Solicit anyone who is then an employee of Radica or Radica UK (or who was an employee of Radica or Radica UK within the prior 12 months) to resign from Radica or Radica UK or to apply for or accept employment with any other business or enterprise.

For purposes of this Agreement, a "Customer" means any customer or prospective customer of Radica, Radica UK or their affiliates to whom the Executive provided services, or for whom the Executive transacted business, or whose identity became known to the Executive in connection with his relationship with or employment by Radica or Radica UK, and "Solicit" means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

          (c) Confidential Information. The Executive hereby acknowledges that, as an employee of Radica and Radica UK, Radica and Radica UK has provided him and is continuing to provide him and he is making use of, acquiring and adding to confidential information of a special and unique nature and value relating to Radica and Radica UK and their strategic plan and financial operations. The Executive further recognizes and acknowledges that all confidential information is the exclusive property of Radica and Radica UK, is material and confidential, and is critical to the successful conduct of the business of Radica and Radica UK and to the Executive's performance of his duties while employed. Accordingly, the Executive hereby covenants and agrees that he will use confidential information for the benefit of Radica and Radica UK only and shall not at any time, directly or indirectly, during the Restrictive Period and thereafter divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others.

     4.   Notice to New Employers.
          ------------------------

     Before the Executive either applies for or accepts employment with any other person or entity during the Restrictive Period, the Executive will provide the prospective employer with written notice of the provisions of Section 3 of this Agreement and will deliver a copy of the notice to Radica.

     5.   Entire Agreement; Modification.
          -------------------------------

     This Agreement contains the entire agreement between Executive, Radica and Radica UK, and it is the complete, final and exclusive embodiment of our agreement with regard to this subject matter. It is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be amended except in writing signed by both parties.

     The terms and provisions of this Agreement are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. The parties hereto acknowledge and agree that the potential restrictions on the Executive's future employment imposed by Section 3 of this Agreement are reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction shall find any provisions of Section 3 of this Agreement unreasonable in duration or geographic scope or otherwise, the Executive, Radica and Radica UK agree that the restrictions and prohibitions contained therein shall be automatically reformed to the fullest extent allowed under applicable law in such jurisdiction.

     In the event that the Executive challenges the enforceability of this Agreement and a court finds that this Agreement is unenforceable, the Executive shall repay to Radica an amount equal to the Consideration provided for in
Section 2 within 10 business days following such determination.

     6.   Disputes; Governing Law
          -----------------------

          (a) The Executive, Radica and Radica UK irrevocably submit to the non-exclusive jurisdiction of any court located in England or Wales over any controversy or claim between the Executive and Radica and Radica UK arising out of or relating to or concerning this Agreement. Executive, Radica and Radica UK
(i) acknowledge that the forum stated in this Section 6(a) has a reasonable relation to this Agreement and to the relationship between the Executive, Radica and Radica UK and that the submission to the forum will apply even if the forum chooses to apply non-forum law, (ii) waive, to the extent permitted by law, any objection to personal jurisdiction or to the laying of venue of any action or proceeding in the forum stated in this Section 6(a), (iii) agree not to commence any such action or proceeding in any forum other than the one stated in this
Section 6(a) and (iv) agree that, to the extent permitted by law, a final and non-appealable judgment in any such action or proceeding in any such court will be conclusive and binding on the Executive, Radica and Radica UK. However, nothing in this Agreement precludes the Executive or Radica or Radica UK from bringing any action or proceeding in any court for the purposes of enforcing the provisions of this Section 6(a).

          (b) TO THE EXTENT PERMITTED BY LAW, THE EXECUTIVE, RADICA AND RADICA UK WAIVE ANY AND ALL RIGHTS TO A JURY TRIAL.

          (c) Executive acknowledges that Radica and Radica UK would be harmed by a breach of Section 3 hereof and that, in addition to any other remedy, Radica shall be entitled to injunctive relief.

          (d) THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF ENGLAND AND WALES.

     7.   Survival.
          ---------

     Any termination of the Executive's employment after the Applicable Date shall have no effect on the continuing operation of this Agreement.

     8.   Notices.
          --------

     For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, to such address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     9.   Waiver.
          -------

     If either party should waive any breach of any provisions of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

     10.  Assignment.
          -----------

     This Agreement and any rights or obligations hereunder may be assigned by Radica and Radica UK to any successor in interest to Radica's and Radica UK's business. This Agreement may not be assigned by Executive.

     11.  Headings.
          ---------

     The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.






RADICA                                                Executive



By:      /s/ Patrick S. Feely                         By:      /s/ Denis Horton
      --------------------------------------             ----------------------



RADICA UK



By:      /s/ Patrick S. Feely
      --------------------------------------

Exhibit 6.1
                         COMPUTATION OF PER SHARE INCOME
                (US dollars in thousands, except per share data)

                                               December 31,       December 31,       December 31,
                                                   2005               2004               2003
                                              ----------------   ----------------   ----------------
Basic income per share:
Net income                                           $ 10,532            $ 3,456           $ 12,491
                                              ================   ================   ================

Weighted average number of shares                  18,993,263         18,653,471         18,016,789
                                              ----------------   ----------------   ----------------

Basic earnings per share                               $ 0.55             $ 0.19             $ 0.69
                                              ================   ================   ================


Diluted income per share:

Net income                                           $ 10,532            $ 3,456           $ 12,491
                                              ================   ================   ================

Weighted average number of shares                  18,993,263         18,653,471         18,016,789
                                              ----------------   ----------------   ----------------

Assuming conversion of stock options                  669,974            872,286          1,043,185
                                              ----------------   ----------------   ----------------

Adjusted weighted average number of shares         19,663,237         19,525,757         19,059,974
                                              ----------------   ----------------   ----------------

Diluted earnings per share                             $ 0.54             $ 0.18             $ 0.66
                                              ================   ================   ================

 Exhibit 8.1

 SUBSIDIARIES OF RADICA GAMES LIMITED




                                                   State or Country
Name of Subsidiary                                 in Which Organized
------------------                                 ------------------

UNITED STATES

Radica Enterprises Ltd                             Nevada
(Operates as Radica USA Ltd)
  - Leda Media Products Ltd (dormant)              UK
  - Radica Canada Ltd                              Canada

Disc, Inc.                                         Nevada
(Operates as Radica Innovations)


 INTERNATIONAL

 Radica Limited                                     Hong Kong
   - RadMex S.A. de C.V. (dormant)                  Mexico
   - Radica Technology (Shenzhen) Co. Ltd.          People's Republic of China

 Radica China Ltd                                   British Virgin Islands
   - Dongguan Radica Games Manufactory Co. Ltd      People's Republic of China

 Radica (Macao Commercial Offshore) Limited         Macao

 Radica Innovations (UK) Ltd  (dormant)             UK

 Radica Europe Ltd                                  UK
   -  Radica UK Ltd                                 UK

Exhibit 12.1


CERTIFICATION


I, Patrick S. Feely, certify that:

1.   I have reviewed this annual report on Form 20-F of Radica Games Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The  company's  other   certifying   officer  and  I  are  responsible  for
     establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date:   March 30, 2006
      ....................................

                                                     /s/ Patrick S. Feely
                                                     -----------------------
                                                     Patrick S. Feely
                                                     Chief Executive Officer

Exhibit 12.2


CERTIFICATION


I, David C.W. Howell, certify that:

1.   I have reviewed this annual report on Form 20-F of Radica Games Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The  company's  other   certifying   officer  and  I  are  responsible  for
     establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date:   March 30, 2006
      ....................................
                                                     /s/ David C.W. Howell
                                                     -----------------------
                                                     David C.W. Howell
                                                     Chief Financial Officer

Exhibit 13.1


CERTIFICATION


     Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Radica Games Limited (the "Company"), hereby certifies that the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated:  March 30, 2006

                                   /s/ Patrick S. Feely
                                   -----------------------------
                                   Name: Patrick S. Feely
                                   Title: Chief Executive Officer


The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2


CERTIFICATION


     Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Radica Games Limited (the "Company"), hereby certifies that the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated:  March 30, 2006

                             /s/ David C.W. Howell
                             ------------------------------
                             Name: David C.W. Howell
                             Title: Chief Financial Officer



The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

 Exhibit 15.1
                 SELECTED QUARTERLY FINANCIAL DATA - (UNAUDITED)
                (US dollars in thousands, except per share data)

                                                                          Quarter ended
                                            ---------------------------------------------------------------
                                              Mar. 31         Jun. 30          Sep. 30          Dec. 31
                                            -------------   -------------    -------------    -------------
Year ended December 31, 2005
----------------------------
   Net sales                                    $ 22,474        $ 31,131         $ 63,437         $ 45,737
   Gross profit                                    8,716           9,472           23,687           18,977
   Net income (loss)                                 495          (3,437)           9,987            3,487
   Basic income (loss) per share                    0.03           (0.18)            0.53             0.18
   Diluted income (loss) per share                  0.03           (0.18)            0.51             0.18

Year ended December 31, 2004
----------------------------
   Net sales                                    $ 12,125        $ 18,799         $ 48,972         $ 43,503
   Gross profit                                    5,140           6,152           15,269           15,262
   Net income (loss)                              (1,112)            171            5,990           (1,593)
   Basic income (loss) per share                   (0.06)           0.01             0.32            (0.09)
   Diluted income (loss) per share                 (0.06)           0.01             0.31            (0.09)


Common Share Price                                                               High             Low

2005 Quarter
------------
   Fourth.......................................................................$ 10.210          8.680
   Third .......................................................................   9.160          8.484
   Second ......................................................................   9.300          8.170
   First .......................................................................   9.510          7.610

2004 Quarter
------------
   Fourth.......................................................................$ 10.920          7.520
   Third .......................................................................  10.350          8.240
   Second ......................................................................  9.860           8.000
   First ....................................................................... 11.640           6.880

2003 Quarter
------------
   Fourth.......................................................................$ 7.950         $ 6.300
   Third .......................................................................  8.170           6.880
   Second ......................................................................  8.000           5.540
   First .......................................................................  6.540           4.200

Exhibit 15.2

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM






Board of Directors
Radica Games Limited


We consent to the incorporation by reference in Registration Statement Nos. 33-86960, 333-07000, 333-59737, 333-61260 and 333-122248 on Form S-8, and
Registration Statement Nos. 333-07526 and 333-79005 on Form F-3 of Radica Games Limited of our report dated March 6, 2006 with respect to the consolidated balance sheets of Radica Games Limited and its subsidiaries as of December 31, 2005, and 2004 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 20-F of Radica Games Limited.




/s/ KPMG

Hong Kong, China
March 30, 2006